Form 20-F
period 2008-03-31
Keegan Resources Inc.
filed 2008-09-30
CIK 1377757

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

Annual Report

[ ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2008

OR

[ ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

OR

[  ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________

KEEGAN RESOURCES INC.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

1204 - 700 West Pender Street, Vancouver, British Columbia, V6C 1G8

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.  27,467,648 common shares at March 31, 2008.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes [  ]   No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.

Yes [  ]   No [X]

#

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [  ]  Accelerated filer [  ]  Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP

International Financial Reporting Standards as issued

by the International Accounting Standards Board

Other  [X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 [X]   Item 18 [  ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes [  ]   No    [X]

Keegan Resources Inc.

FORM 20-F ANNUAL REPORT

Part III

Item 17.	Financial Statements	62
Item 18.	Financial Statements	62
Item 19.	Exhibits	63

FINANCIAL AND OTHER INFORMATION

In this Annual Report, (i) references to “we”, “us”, “our”, the “Company” or “Keegan” mean Keegan Resources Inc. and its subsidiaries, unless the context requires otherwise; (ii) we use the Canadian dollar as our reporting currency and, unless otherwise specified, all dollar amounts are expressed in Canadian dollars and references to “CDN$” or “$” mean Canadian dollars; and (ii) our financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and Note 13 to these financial statements provides a reconciliation of our financial statements to United States generally accepted accounting principles (“U.S. GAAP”).

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements”.  Forward-looking statements can be identified by the use of words such as “anticipate”, “believe”, “plan”, “estimate”, “expect”, and “intend”, statements that an action or event “may”, “might”, “could”, “should”, or “will” be taken or occur, or other similar expressions.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risks associated with outstanding litigation, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officer, directors or promoters of the registrant with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Registrant’s common share price and volume; and tax consequences to U.S. Shareholders; and other risks and uncertainties set out under “Risk Factors” in this Annual Report.  Except as required by applicable law, we do not intend to update any of the forward-looking statements included herein to conform those statements to actual results.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING
ESTIMATES OF MINERAL RESOURCES

The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We may use certain terms in this Annual Report and other documents we file with or furnish to the SEC, such as “inferred resources”, “indicated resources” and “measured resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

We advise U.S. investors that while these terms are recognized and required by Canadian regulators, the SEC does not recognize them.  Inferred resources have a great amount of uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.  In addition, U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the category of indicated resources will ever be converted into reserves.

#

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Directors

The following table sets out as of September 10, 2008 certain information relating to our directors and executive officers:

Name	Age	Date First Elected or Appointed
Richard J. Haslinger(2)	43	May 11, 2004
Daniel T. McCoy(3)	47	November 25, 2004
Robert J. McLeod(1) (3)	37	February 23, 2005
Gordon J. Fretwell(1) (4)	55	February 24, 2004
Mark Orsmond(1) (5)	41	September 10, 2007
Daniel T. McCoy, President & CEO	47	November 25, 2004
Tony M. Ricci, Chief Financial Officer	45	December 9, 2005
Michael Bebek, Corporate Secretary	32	December 1, 2005

(1)

Member of Audit Committee.

(2)

448 West 22nd Ave. Vancouver, BC V5Y 2G5

(3)

1204 – 700 West Pender Street, Vancouver, B.C. V6C 1G8

(4)

1780 – 400 Burrard Street, Vancouver, B.C. V6C 3A6

(5)

Suite 880 – 609 Granville Street, Vancouver, B.C. V7Y 1H2

Advisors

The Company’s U.S. Legal Counsel:

Lang Michener LLP

1500 Royal Centre
1055 West Georgia Street
Vancouver, BC  V6E 4N7

Contact:  Michael H. Taylor
Telephone: 604-691-7410

The Company’s Canadian Legal Counsel:

McCullough O’Connor Irwin

1100-888 Dunsmuir St

Vancouver, BC  V6C 3K4

Contact: Jonathan McCullough

Telephone: 604-687-7077

Gordon J. Fretwell Law Corporation

1780-400 Burrard St

Vancouver, B.C.  V6C 3A6

Contact: Gordon J. Fretwell

Telephone: 604-689-1280

Auditors

The Company’s auditor is:

BDO Dunwoody LLP

600 Cathedral Place - 925 West Georgia Street

Vancouver, BC V6C 3L2

Telephone: 604-688-5421

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.

KEY INFORMATION

Selected Financial Data

The following table presents selected financial data derived from our audited financial statements for the fiscal years ended March 31, 2008, 2007, 2006, 2005 and 2004.  You should read this information in conjunction with our audited financial statements and related notes, as well as Item 4: “Information on the Company” and Item 5: “Operating and Financial Review and Prospects” of this annual report.

Our financial statements have been prepared in accordance with Canadian GAAP in Canadian dollars.  Note 13 to the annual financial statements included herein provides descriptions of material measurement differences between Canadian GAAP and US GAAP as they relate to us and a reconciliation of our financial statements to US GAAP.

We were a Capital Pool Company as defined in the TSX Venture Exchange Policy 2.4 until completing a Qualifying Transaction on January 31, 2005 pursuant to which we acquired the right to earn an interest in a project known as the Horse Mountain Project in Nevada, which we determined not to pursue in fiscal 2006.  On March 4, 2005, we entered into an option agreement to acquire a 100% interest in a project known as the Regent Gold Silver Project in Nevada, which we determined not to pursue in 2007.  On March 11, 2005, we entered into an option agreement to acquire the Asumura Gold Project in West Ghana.  On May 31, 2005, we entered into an option agreement to acquire an interest in a property known as the Fri Property in Nevada, which we determined not to pursue in fiscal 2006.  On December 7, 2005, we entered into an option agreement to acquire a 100% interest in the Black Velvet Gold Project in Nevada, which we determined not to pursue in 2007.  In March 2007, the Company entered into an option agreement with Mt. Olives Goldfields, Ltd. to earn a 100% ownership of the Mt. Olives Reconnaissance Concession and  purchased 100% private ownership of the Jeni Concession mining lease and exploration rights, both located in Ghana. As a result, the summary financial information set forth below may not be comparable from period to period.

Table No. 3

Selected Financial Data

(CDN$ in 000, except per share data)

	Year Ended March 31, 2008	Year Ended March 31, 2007	Year Ended March 31, 2006	Year Ended March 31, 2005	Year Ended March 31, 2004
CANADIAN GAAP
Revenue	Nil	Nil	Nil	Nil	Nil
Expenses	($4,170)	($3,641)	($1,798)	($601)	($60)
Other Income (Expenses)	($146)	($740)	($1,191)	($28)	($5)
Loss for the Period	($4,316)	($4,381)	($2,989)	($629)	($56)
Loss Per Share	($0.17)	($0.28)	($0.31)	($0.09)	($0.01)
Wtg. Avg. Shares (000)	24,605	15,595	9,602	6,648	4,590
Period-End Shares	27,468	22,808	12,164	8,011	3,465
Working Capital	$15,064	$13,907	$625	$664	$414
Resource Properties	$19,105	$7,198	$1,449	$529	Nil
Long-Term Debt	Nil	Nil	Nil	Nil	Nil
Capital Stock	$40,489	$25,459	$4,982	$1,674	$433
Shareholders’ Equity	$34,293	$21,142	$2,112	$1,239	$414
Total Assets	$34,670	$21,494	$2,372	$1,288	$454
US GAAP
Net Loss	($14,549)	($9,661)	($4,095)	($661)	($56)
Loss Per Share	($0.59)	($0.62)	($0.43)	$0.10)	($0.01)
Resource Properties	$2,779	$1,105	$343	$498	N/A
Shareholders’ Equity	$17,967	$15,049	$1,006	$1,208	414
Total Assets	$18,344	$15,401	$1,266	$1,257	454

We have not declared or paid any dividends in the past and also do not expect to do so in the foreseeable future.

Exchange Rates

The following tables present for the periods indicated, certain rates of exchange for Canadian dollars in terms of U.S. dollars (based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York):

Table No. 4

U.S. Dollar/Canadian Dollar

Period	Average	High	Low	Close
Fiscal Year Ended March 31, 2008	1.03	1.16	0.92	1.03
Fiscal Year Ended March 31, 2007	1.14	1.19	1.10	1.15
Fiscal Year Ended March 31, 2006	1.19	1.27	1.13	1.17
Fiscal Year Ended March 31, 2005	1.30	1.40	1.18	1.21
Fiscal Year Ended March 31, 2004	1.35	1.48	1.27	1.31

	Mar. 2008	Apr. 2008	May 2008	Jun. 2008	Jul. 2008	Aug. 2008
High	$1.03	$1.03	$1.02	$1.03	$1.03	$1.07
Low	$0.98	$1.00	$0.98	$1.00	$1.00	$1.03

The rate of exchange for the Canadian dollar to the U.S. dollar on September 10, 2008 was US$1.00 = Cdn$1.07.

Capitalization

Not Applicable.

Reasons for the Offer and Use of Proceeds

Not Applicable.

Risk Factors

Before making an investment decision, you should carefully consider the risks and uncertainties described below as well as the other information contained and incorporated by reference in this annual report.  These risks and uncertainties are not the only ones facing us, additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations.  If any of such risks actually occur, our business, prospects, financial condition, cash flows and operating results could be materially adversely affected.

Keegan has not yet achieved profitable operations and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The Company has not earned any material revenues to date and has been funding its operations from the sale of common stock.  This raises substantial doubt about the Company’s ability to continue as a going concern.

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

Keegan has no known reserves on the properties in which it has an interest and if reserves are not defined the Company could have to cease operations.

Although Keegan’s Esaase property has been determined to contain mineral resources, the properties in which Keegan has an interest or the concessions in which Keegan has the right to earn an interest are in the exploratory stage only.  None of the Company’s properties have any known reserves.  If Keegan does not ultimately find a body of ore to extract, it would have to cease operations. As stated above, management believes that if reserves are not defined on any of the properties on which Keegan has an interest after a period of ten years, the Company would cease operations. If that were the case, investors would lose their entire investment in the Company.

Keegan has no positive cash flow and no recent history of significant earnings and is dependent upon public and private distributions of equity to obtain capital in order to sustain operations.  The sale of securities to the public results in dilution to existing shareholders.

None of Keegan’s properties have advanced to the commercial production stage and Keegan has no history of earnings or positive cash flow from operations. Keegan does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to Keegan has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders.

Keegan currently has 3,528,315 share purchase options outstanding and 5,819,250 share purchase warrants outstanding. If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 27,467,648 (as of March 31, 2008) to 36,815,213.  This represents an increase of 34% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

Dilution through employee/director/consultant options could adversely affect Keegan’s stockholders.

Because the success of Keegan is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. There are currently 3,528,315 share purchase options outstanding, which, if exercised, would result in an additional 3,528,315 common shares being issued and outstanding. (For a breakdown of dilution, refer to the risk factor entitled: “Keegan Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders”)

The amount of capital necessary to meet regulations associated with the exploration programs of Keegan could have a material adverse effect on its financial condition.

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

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Large increases in capital expenditures resulting from any of the above factors could force Keegan to cease operations. If that were the case, investors would lose their entire investment in the Company.

Keegan faces significant competition.

Keegan competes with other mineral resource exploration companies for financing, for the acquisition of new mineral properties and for the recruitment and retention of qualified employees and other personnel.  Many of the mineral resource exploration and development companies with which Keegan competes have greater financial and technical resources.  Accordingly, these competitors maybe able to spend greater amounts on acquisitions of mineral properties of merit, on exploration of their mineral properties and on development of their mineral properties.  In addition, they may be able to afford more geological expertise in the targeting and exploration of mineral properties.  This competition could result in competitors having mineral properties of greater quality and interest to prospective investors who may finance additional exploration and development.  This competition could have an adverse impact on our ability to finance further exploration and to achieve the financing necessary for us to develop our properties.

The risks associated with penny stock classification could affect the marketability of the common stock of Keegan and shareholders could find it difficult to sell their stock.

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

Keegan is dependent on key personnel and the absence of any of these individuals could result in the Company having to cease operations.

While engaged in the business of exploring mineral properties, the nature of Keegan’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  Keegan’s growth will depend, on the efforts of its Senior Management, particularly its President, Daniel T. McCoy, its Chief Financial Officer, Tony Ricci, its Corporate Secretary, Michael Bebek and its Board of Directors that includes Richard Haslinger, Robert McLeod, Mark Orsmond, and Gordon Fretwell, in addition to Mr. McCoy. Keegan does not carry key-man insurance on any individuals.

Operating hazards and risks associated with the mining industry could result in the Company having to cease operations.

Resource exploration activities generally involve a high degree of risk.  Hazards such as unusual or unexpected formations and other conditions are involved.  Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration for precious and base metals, any of which could result in work stoppages, damage to or destruction of exploration facilities, damage to life and property, environmental damage and legal liability for any or all damage.  The Company may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities and could force the Company to cease operations.

U.S. investors may not be able to enforce their civil liabilities against us or our directors, controlling persons and officers.

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

As a "Foreign Private Issuer”, Keegan is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act Results in Shareholders Having Less Complete and Timely Data.

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K results in shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders results in shareholders having less data in this regard.

ITEM 4.

INFORMATION ON THE COMPANY

Item 4.A

History and Development of the Company

Incorporation and Name Changes

The Company was incorporated as “Quicksilver Ventures Inc.” on September 23, 1999 under the British Columbia Company Act. Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on August 13, 2004, the Company changed its name from Quicksilver Ventures Inc. to Keegan Resources Inc.

Keegan’s executive office is located at Suite 1204, 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8, Telephone: (604) 683-8193, Facsimile: (604) 683-8194, Website: www.keeganresources.com, Email: info@keeganresources.com.  Keegan’s registered office is located at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, BC V6E 4N7.  Keegan's common shares trade on the TSX Venture Exchange under the symbol: “KGN”.

Financings

The Company has financed its operations through funds raised in loans, public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount
Fiscal 2000	Nil
Fiscal 2001	Private Sale of Escrow Shares (1)	1,333,334	$100,000
Fiscal 2002	Initial Public Offering (2)	3,300,000	$495,000
	Exercise of Agent’s Options (2)	70,000	$10,500
Fiscal 2003	Pursuant to the Exercise of Share Purchase Options	95,000	$14,250
Fiscal 2004	Nil
Fiscal 2005	Private Placement (3)	3,200,000	$320,000
	Private Placement (4)	870,500	$652,875
	Finders’ fees associated with the private placements (5)	33,900	$33,900
	Exercise of stock options (6)	100,000	$15,000
	Payment for resource properties (7)	341,159	$295,486
Fiscal 2006	Issued for resource property payment (8)	246,059	$218,736
	Private Placement (9)	3,000,000	$2,400,000
	Exercise of share purchase warrants (10)	785,300	$745,505
	Exercise of share purchase options (11)	122,500	$112,700
Fiscal 2007	Exercise of share purchase warrants (12)	2,721,850	$2,631,585
	Private Placement (13)	2,000,000	$3,600,000
	Issued for resource property payment (14)	187,725	$367,592
	Private Placement (15)	5,662,500	$15,571,875
	Exercise of share purchase options (16)	71,685	$65,950
Fiscal 2008	Issued for resource property payment (17)	44,000	$158,360
	Private Placement (18)	3,300,000	$13,530,000
	Exercise of share purchase warrants (19)	1,115,470	$2,033,528
	Exercise of share purchase options (20)	200,000	$184,000

(1)

When the Company was still in the private stage, it sold 1,333,334 escrow shares, in a private sale, to investors at a price of $0.08 per escrow share. These shares were not tradable and were held in escrow by the Company’s transfer agent. These escrow shares were subsequently cancelled during the fiscal year ended March 31, 2004.

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

(5)

These finders’ fees were issued to Dundee Securities Corp. and Canaccord Capital Corp.

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

(17)

These shares were issued in partial payment for the Esaase Property.

(18)

This private placement consisted of the sale of 3,300,000 units of the Company at a price of $4.10 per unit.  Each unit consisted of one common share and one-half of one share purchase warrant entitling the holder to purchase, by May 27, 2009, one additional common share of the Company for each full warrant at a price of $5.25.  These warrants are subject to an acceleration clause whereby if shares of the Company trade above $6.00 for a period of 20 consecutive days, the Company will have the option to require exercise of the warrants within 30 days of formal notice from the Company.

(19)

These share purchase warrants were issued in conjunction with (9), (13) and (15) above.

(20)

These options were exercised by a consultant to the Company.

Capital Expenditures

We have made the following capital expenditures:

Fiscal Year
Fiscal 2000	Nil
Fiscal 2001	Nil
Fiscal 2002	Nil
Fiscal 2003	Nil
Fiscal 2004	Nil
Fiscal 2005	$285,410 (1) and (5)
Fiscal 2006	$1,901,010 (2) and (5)
Fiscal 2007	$5,790,682 (3) and (5)
Fiscal 2008	$11,487,391 (4) and (5)

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

(3)

9,482 of this was attributed to the purchase of furniture, equipment and leasehold improvements; $856,700 was attributed to mineral property acquisition costs; and, the balance of $4,924,500 was attributed to deferred exploration costs. The mineral property acquisition costs were associated with the Regent; Black Velvet; Asumura; and Esaase properties. (The Regent and Black Velvet properties were written off at fiscal year end). The deferred exploration costs were associated with the same properties.

(4)

$110,459 of this was attributed to the purchase of furniture, equipment and leaseholds, $1,515,725 was attributed to mineral property acquisition costs; and the balance of $9,861,207 was attributable to deferral exploration costs.  The mineral property acquisition costs were attributable to the Esaase and Asumura properties as were the deferred exploration costs.

(5)

For purposes of US GAAP, the deferred exploration costs would not be capitalized until commercially mineable deposits are determined to exist within a particular property. Until it is able to determine the existence of commercially mineable deposits on a property, the Company, for US GAAP, charges all exploration costs to operations.

Item 4.B

Business Overview

Corporate Development

Keegan is a natural resource company currently engaged in the acquisition and exploration of mineral resources in West Ghana.  Keegan became a public company on June 22, 2001 as a “Capital Pool Company”.

Under the TSX Venture Exchange’s Policy 2.4, a company with only minimal working capital is allowed to list on the Exchange for the purposes of negotiating an acquisition of, or the participation in, assets or businesses, known as a Qualifying Transaction (“QT”). Such companies are classified as a “Capital Pool Company”, or “CPC”, and are governed by a specific set of rules and regulations.

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

On June 11, 2003, Keegan announced that it had entered into a letter of intent to purchase an interest in a property located in Australia. On July 22, 2003, Keegan announced that it had decided not to proceed with this transaction because, upon further examination of the property, management determined that it did not warrant further exploration.

On September 5, 2003, Keegan announced that it entered into another letter of intent to purchase a 100% interest in some mining claims located in British Columbia. This agreement was also terminated during the year ended March 31, 2004 because, upon further examination of the property, management determined that it did not warrant further exploration.

As Keegan had not completed a “QT” by December 2003, the directors of the Company scheduled an extraordinary general meeting of its shareholders to request shareholder approval to the proposed listing of Keegan’s shares on the NEX Exchange. The NEX Exchange is a separate board of the TSX Venture Exchange for companies previously listed on the TSX Venture Exchange or the Toronto Stock Exchange, which have failed to maintain compliance with the ongoing financial listing standards of either of these stock exchanges. Shareholder approval was obtained and Keegan’s common shares began trading on the NEX Stock Exchange on February 12, 2004.

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

On March 4, 2005, Keegan announced that it had entered into an option agreement to acquire a 100% interest in the Regent Gold Silver Project located in Mineral County, Nevada.  Keegan terminated its interest in this property in 2007 due to its focus on its properties in Ghana.

On March 11, 2005, Keegan announced that it had entered into an option agreement to acquire the Asumura Gold Project located in West Ghana.

On May 31, 2005, Keegan announced that it had entered into an option agreement to acquire a 100% interest in the Fri Property located in Nye County, Nevada.  During the fiscal year ended March 31, 2006, the Company decided not to pursue its options agreement pertaining to the Fri Property because, after completing preliminary exploration work, management determined that the results did not warrant further exploration work.

On December 7, 2005, Keegan announced that it had entered into an option agreement to acquire a 100% interest in the Black Velvet Gold Project located in Pershing County, Nevada.  Keegan terminated its interest in this property in 2007 due to its focus on its properties in Ghana.

During the fiscal year ended March 31, 2006, management announced that it had decided not to pursue the Company’s option to earn an interest in the Horse Mountain Claims and, as a result, $1,018,587 in acquisition and deferred exploration expenditures associated with the property were written-off. Management took this action because, due to limited financial resources, it determined to concentrate the Company’s efforts on its more recent acquisitions.

The Company entered into an option agreement dated March 27, 2008 with Mt. Olives Goldfields, Ltd. to earn a 100% ownership of the Mt. Olives Reconnaissance Concession located in Ghana. In addition, during the year ended March 31, 2008, the Company purchased 100% private ownership of the Jeni Concession mining lease and exploration rights, which lies directly to the southwest and contiguous to the Esaase Gold property. No work was conducted on these properties during the year ended March 31, 2008. See “Item 10.C – Material Contracts” for more information.

Our Properties

Keegan is currently in the exploration stage.  Although its Esaase property has been determined to contain mineral resources, none of the Company’s properties have been determined to contain any known reserves of minerals.  There can be no assurance that any of Keegan’s properties will be determined to contain reserves of any minerals.

The Company’s material properties currently consist of the Asumura Project and the Esaase Project, both in West Ghana, Africa.  See Item 4.D: “Property, Plant and Equipment” below for more information relating to these properties.

Plan of Operations

Our plan of operations for the next 12 months is to:

(a)

continue to explore the Esaase property and to update the resource calculation by the fourth quarter of fiscal 2009; and

(b)

continue exploration of the Asumura property, as well as the Mt. Olives Reconnaissance Concession and Jeni Concession.

Source of Funds for Fiscal 2009

Keegan’s primary source of funds since incorporation has been through the issuance of common shares.

As of March 31, 2008, Keegan had cash and cash equivalents of approximately $15,241,053.  Management believes that additional capital may be obtained through the exercise of outstanding share purchase options and share purchase warrants. There is no guarantee, however, that any of these share purchase options and share purchase warrants will be exercised.

Keegan anticipates it has sufficient funds to pursue its business plans for the next 18 months.  Additional financing will be required going forward.  However, there can be no assurance that any such financing will be obtained.

Use of Funds for Fiscal 2009

During the fiscal year ended March 31, 2008, Keegan expended $2,459,137 on general and administrative expenses including property evaluation costs prior to acquisition.

Keegan has budgeted $2,796,000 for general/administrative expenses, $7,660,800 for property exploration and acquisition costs through the end of fiscal 2009.

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

Competition

Keegan competes with other mineral resource exploration companies for financing, for the acquisition of new mineral properties and for the recruitment and retention of qualified employees and other personnel.  Many of the mineral resource exploration and development companies with which Keegan competes have greater financial and technical resources.  Accordingly, these competitors maybe able to spend greater amounts on acquisitions of mineral properties of merit, on exploration of their mineral properties and on development of their mineral properties.  In addition, they may be able to afford more geological expertise in the targeting and exploration of mineral properties.  This competition could result in competitors having mineral properties of greater quality and interest to prospective investors who may finance additional exploration and development.  This competition could have an adverse impact on our ability to finance further exploration and to achieve the financing necessary for us to develop our properties.

Item 4.C

Organization Structure

Keegan has two wholly-owned subsidiaries: Quicksilver Ventures (Nevada) Inc., a Nevada corporation, and Keegan Resources Ghana Limited, a corporation organized under the laws of Ghana, Africa.

Item 4.D

Property, Plant and Equipment

Although mineral resources have been determined on the Company’s Esaase property, Keegan’s properties are only exploration stage properties and a substantial amount of capital will have to be spent on each property before management will know if they contain commercially viable mineral deposits.

Keegan’s executive offices are located in rented premises of approximately 1,788 sq. ft. at Suite 1204, 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.  Keegan began occupying these facilities on May 3, 2004.  Monthly rent is $4,118.

1.

The Asumura Project

The Asumura Project is without known reserves and the work being done by Keegan is exploratory in nature. Keegan’s interest in this property stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

Keegan entered into an agreement with GTE Ventures Ltd. (“GTE”), an unrelated privately held Ghanaian company, which allows Keegan to acquire 100% of the Asumura Property by performing work expenditures totaling US$1Million, deliver cash payments adding together US$100,000 and delivering shares of Keegan totaling US$100,000 in value over a period of three years, under the following schedule:

pay US$100,000 as follows:

-

US$10,000 upon signing the agreement (paid);

-

US$30,000 on or before October 8, 2006 (paid through the issuance of 16,775 shares)

-

US$60,000 on or before October 8, 2007. (paid through the issuance of 20,087 shares)

issue common shares of the Company with a value of US$100,000 to GTE as follows:

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

The Company has met all the above commitments and now has an undivided 100% private interest in the Asumura property subject to a 3.5% NSR royalty, 50% of which may be purchased for US$2,000,000. If the property is converted to a Mining License, it may become subject to a 3 to 6% NSR (3% is the standard amount) and 10% ownership by the Ghanaian government. 11,270 shares were issued to Hunter Dickinson Inc. (“HDI”) as finder’s fees with respect to the original option agreement.

During the year ended March 31, 2008, the Company acquired an option to purchase the remaining 50% of the GTE NSR royalty for an additional US$4,000,000.

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

Land Status, Existing Agreements and Permits to Work

The Asumura property currently consists of two exploration concessions:  Fosukrom and Asumura, which together equal 279.4 sq km.  Keegan entered into an agreement with GTE minerals, an unrelated privately held Ghanaian company, which allows Keegan to acquire 100% of the private interest in the Asumura Property by performing work expenditures totaling US$1Million, deliver cash payments adding together US$100,000 and delivering shares of Keegan totaling US$100,000 in value over a period of three years. GTE will retain a 3.5% Net Smelter Return, 50% of which may be purchased for US$2 million by Keegan.  The Ghanaian government is also entitled to claim a 3-6% NSR after the property is converted to a mining license; a 3% has been standard in recent history.  The Ghanaian government is also entitled to participate up to 10% in the project.  During the year ended March 31, 2008, the Company acquired an option to purchase the remaining 50% of the GTE NSR royalty for an additional US$4,000,000.

The exploration license allows Keegan permission to trench and drill on the property, providing Keegan obtains a permit from the Environmental Protection Agency.  Keegan obtained its permit for 2006 in January 2006 and its permit for 2007 was received in January 2007.  The exploration license was renewed in January of 2008 and new EPA permit received in the same month.

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

Through surface geochemistry and aeromagnetic and EM studies, three major gold bearing regional structures have been located on the property, one of which is the belt bounding structure mentioned in the previous paragraph.

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

In July 2007, the Company discovered the NW anomaly, which coincides with a large regional north east trending fault coincident with an aeromagnetic break in the northwestern portion of the property. The anomaly is over 5.5 km long and varies from 300 -- 500 meters wide and is defined very consistently by Au values obtained in the low lying, deeply lateritic soils.   In January of 2008 the company released auger results of up to 5900 ppb Au from the NW zone, following up on the previously mentioned soil anomalies

In March of 2008, the company conducted a small reverse circulation reconnaissance drilling program.  An intercept of 14 meters of 14.48 g/t Au was intersected on the NW structure.

In April of 2008, Keegan obtained the contiguous Mt. Olives reconnaissance concession, which tripled the size of the Asumura project.  Since that time, the company has continuously been engaged in surface exploration during April and September of 2008; stream sediment and soil sampling on the newly acquired Mt. Olives reconnaissance concession and soil and auger sampling on the Asumura exploration concessions.

The fiscal 2009 exploration program is scheduled to consist of auger sampling and testing of soil anomalies along the NW, Mangoase and Bia anomalies and an airborne electromagnetic survey in order to obtain a resistivity map for the entire concession. Both of these programs are designed to identify targets to identify potential resources.

The budget for the fiscal 2009 exploration program at Asumura is US$835,000 which consists of the following:

Activity	Amount

Geophysics, Geochemistry	750,000
Camp Operations, Supplies, Fuel, Transportation	85,000
Total	US$835,000

Rock Formations and Mineralization of Potential Economic Significance

The Asumura Concession is located on the major fault bounding structure on the NW edge of the Sefwi-Bibiani Greenstone Belt, a well-defined aeromagnetic feature along which many gold occurrences occur. Volcanic and granitic rocks dominate the belts, while basin sedimentary rocks occur outboard to the belt. Approximately 15 km of this tectonic-depositional boundary is contained within the Asumura Concession.  Parallel faults that divide sedimentary and metaclastic rocks of the basin, such as the NW fault are also gold-bearing.

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

2.

Esaase Gold Property

The Esaase Gold Property is without known reserves and the work being done by Keegan is exploratory in nature.  However, the property has been determined to contain mineral resources.  Keegan’s interest in this property stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

Under an agreement dated May 2006 between the Company and Sametro Co. Ltd (“Sametro”), the Company can earn a 100% interest (subject to the Ghanaian Government retaining a 10% underlying interest and a 3% NSR, and a 0.5% NSR owed to the Bonte Liquidation Committee) in the Esaase Project located in Ghana. To earn its interest, the Company must pay US$540,000, issue 780,000 common shares, and spend US$2,250,000 in exploration on the project, all over a 4 year period, to both Sametro and to the Esaase Liquidation Committee (the “Committee”) under the following schedule:

(a)

Payment of US$100,000 by May 17, 2006 (paid);

(b)

Payment of US$100,000 by June 30, 2006 which payment Sametro will deliver to the Committee (paid);

(c)

Payment of US$40,000 on the first anniversary;

(d)

Payment of US$300,000 to the Committee over a four year period;

(e)

Issuance of 780,000 common shares to Sametro over a three year period;

(f)

expend US$2,250,000 on exploration over a three year period.

In addition, the Company is required to pay Sametro US$50,000 on the fourth anniversary and every anniversary thereafter until production. Upon production, the Company is required to pay US$100,000 to Sametro and US$200,000 to the Committee. A finder’s fee equal to 10% of the consideration paid to Sametro is also due.

In June 2007, the Company announced that it had successfully renegotiated the Esaase purchase agreement. In addition to the required payments and share issuances made under the original agreement, the Company paid US$850,000 to an underlying creditor of Sametro and has issued an additional 40,000 common shares to Sametro in exchange for full private ownership of the Esaase Lease. The completion of this transaction now gives the Company sole possession of the lease, which has been signed by the Ghanaian Minister of Lands, Forests, and Mines. The Ghanaian government retains a standard 10% carried interest and 3% NSR and the Committee retains a 0.5% NSR.

During the year ended March 31, 2008, the Company purchased 100% private ownership of the Jeni Concession mining lease and exploration rights. The Jeni Concession lies directly to the southwest and contiguous to the Esaase Gold property. In consideration for the acquisition of the mining lease, Keegan paid US$50,000 to the Bonte Liquidation Committee and US$50,000 to the Minerals Commission of Ghana for the title transfer. The Ghanaian government retains a standard 10% carried interest and 3% NSR and the Bonte Liquidation Committee retains a 0.5% NSR.

Location

The property is located in southwestern Ghana in the Amansi East district within the Ashanti region. The concession covers 42.32 square kilometers.

The exploration license allows Keegan permission to trench and drill on the property, providing Keegan obtains a permit from the Environmental Protection Agency.  Keegan obtained its permit for 2008.

Accessibility, Climate, Infrastructure and Physiography

The large towns closest to the concession include the District Assembly in Manso Nkwanta, located approximately 30 kilometers south and one hour by car, or the Kumasi, the regional capital, located 35 kilometers to the northeast, one hour by car. Access is from Kumasi by asphalt roads for the majority of the distance, and then via laterite roads to the town of Tetrem, which is central to the concession and the location of the exploration camp. Roads pass through the length of the concession, and access is available to all areas of the concession by way of numerous roads and trails which are also used by local farmers.

Annual rainfall is between 58 and 78 inches, and temperatures vary between 72 degrees and 97 degrees Fahrenheit with an average of about 84 degrees Fahrenheit. A major rainy season occurs from April to July followed by a minor one from September through October. The concession is drained by the Bonte River which flows southwest. The river is bounded by steep hills which reach to a height of about 1600 feet in elevation. The area is predominately farmland, with some forest and thick brush.

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

Mineralization occurs within moderately west dipping, NE striking zones that were likely originally thrust zones.  Within these zones, NS striking, steeply dipping quartz veins, (which are likely later sinistral strike slip features) that are preferentially hosted in these earlier structures) control mineralization.

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

Recent Activities by Keegan

In June 2006, Keegan announced that it had successfully completed title due diligence on the Esaase gold property in southeast Ghana and had begun a surface and underground exploration program.  Previous soil and rock sampling by the Company during technical due diligence uncovered a northeast trending mineralized bedrock fault and gold bearing lode quartz veins, which have historic shafts and adits.  Numerous and extensive stockwork veined zones were sampled by Keegan and showed potential for a large bulk pit mine. The soils also revealed other parallel bedrock soil anomalies in more recessed terrains.

In October 2007, the Company released a resource estimation that included 240,000 ounces of indicated resources and 1.43 M ounces of inferred resources, both at a 1.4 g/t average grade using a 0.6 g/t cutoff.    A 43-101 compliant technical report detailing this resource was published in November of 2007.

Since the publication of the resource, Keegan has drilled over 200 additional holes; both to convert inferred ounces to indicated as well as to expand the resource along strike of the A-1 fault that contains the resource as well as to explore for new resource along parallel structures.  Areas of new potential resource drilled from 40x80 meters to 40x40 meters include the south A-1 extension, which is contiguous to the 43-101 resource to the south, the north A-1 extension, which is continuous to the north as well as new discoveries to the far north on the A-1 structure, and on parallel mineralized faults, named the B-1 and D-1 zones.  Continuous mineralization along the A-1 structure has been extended 900 meters to the south (40x40 meter spacing), 500 meters to the north (40x40 meter spacing), on the parallel B-1 structure (600 meter strikelength identified) and along the D-1 structure (200 meter strikelength identified).  In addition Keegan has drilled reconnaissance holes to the far north along the A-1 structure and encountered significant mineralization a full 1.1 km north of the northern boundary of the 43-101 resource.

Drill intercepts with higher than 15 g/t x meter  obtained since September of 2007 from along the A-1 structure to the  south of the 43-101 resource are as follows:

Hole ID	From (m)	To (m)	Width (m)	Au Grade (g/t)
KERC171	79	137	58	1.27
KERC172	44	108	64	1.43
KERC173	110	137	27	0.66
KERC174	35	49	14	1.3
KERC174	79	85	6	18.49
KERC175	31	60	39	0.83
KERC176	87	155	68	2.25
KERC178	71	133	62	0.92
KERC179	14	42	28	0.7
KERC179	52	96	44	0.81
KERC179	104	134	30	4.41
KEDD183	146	159	13	2.1
KEDD183	76	105	29	1.2
KERC192	32	69	37	4.12
KERC193	71	122	51	1.03
KERC194	34	54	20	0.86
KERC194	114	133	19	1.52
KERC194	6	21	15	2.01
KERC195	12	17	5	3.29
KERC196	28	77	49	1.2
KEDD199	179	189	10	7.14
KEDD199	120	153	33	2.45
KERC200	87	148	61	0.87
KERC202	6	22	16	2.12
KERC203	22	67	45	1.06
KERC203	22	67	45	1.06
KERC204	51	82	31	1.01
KERC204	51	82	31	1.01
KERC214	1	51	50	2.59
KERC215	0	31	31	1.61
KERC216	105	125	20	1.15
KERC217	158	179	21	1.14
KERC219	39	82	43	0.82
KERC221	48	95	47	1.23
KERC221	104	138	34	1.85
KERC223	36	59	23	0.89
KERC225	72	82	10	4.89
KERC226	7	51	44	1.12
KERC228	20	59	39	1.3
KERC229	54	75	21	0.98
KERC230	118	155	37	1.13
KERC230	175	197	22	2.44
KEDD231	158	193	35	1
KERC232	83	103	20	1.44
KERC238	137	180	43	1.67
KERC239	76	151	75	1.06
KEDD250	73	125	52	0.77
KEDD252	81	108	27	0.75
KEDD252	138	163	25	0.63
KEDD256	130	140	10	1.94
KEDD270	76	104	28	1.41
KERC273	48	88	40	1.2
KERC379	52	62	10	1.72
KEDD381	42	80	38	1.68
Drill intercepts with higher than 15 g/t x meter obtained since September of 2007 from along the A-1 structure to the south of the 43-101 resource are as follows:
KEDD302	264	285	21	2.6
KEDD315	463	519	56	1.22
KEDD316	431	447	16	1.3
KERC323	208	224	16	1.68
KERC324	228	238	10	1.52
KERC325	256	286	30	1
KEDD326	256	276	20	1.76
KERC333	203	227	24	3.6
KEDD334	234	276	42	1.57
KEDD335	273	307.1	34.1	1.29
KEDD336	326.4	345	18.6	0.83
KERC337	129	134	5	5.68
KERC338	28	48	20	2.75
KERC338	89	103	14	1.04
KERC340	34	54	20	1.05
KERC340	70	88	18	0.91
KERC340	117	141	24	2.64
KERC341	55	77	22	2.63
KERC392	206	232	26	1.39
KERC393	205	213	8	5.8
KERC394	62	75	13	1.42
KERC395	93	118	25	0.7
KERC397	49	67	18	1.42
KERC397	118	131	13	1.43
KERC397	207	219	12	1.37
KERC404	28	43	15	1.77
KERC406	111	120	9	1.87
KERC409	43	61	18	3.8
KERC411	99	114	15	1.69
KERC412	0	29	29	2.06
KERC413	140	156	16	0.98
KERC414	47	70	23	1.89
KERC415	145	156	11	1.41
KEDD416	119	144	25	4.03
KEDD417	203	212	9	2.17
KEDD419	45	57	12	11.6
KEDD419	117	135	18	1.12
KEDD420	238.7	245	7.3	3.82
KERC424	114	141	27	1
KERC427	158	171	13	1.43
KEDD428	229.9	264.9	35	1.75
KEDD431	297	307	10	11.47
KERC447	99	120	21	0.73
KERC450	141	155	14	1.91
KEDD451	134	157	23	2
Drill intercepts with higher than 15 g/t x meter obtained since September of 2007 from Esaase far north reconnaissance drilling are as follows:
KERC344	13	19	6	7.62
KERC356	118	129	11	1.46
KERC434	111	119	7	5.04
KERC442	72	77	5	5.85
KERC443	146	157	11	4.24
KEDD446	180	188	8	2.13
Drill intercepts with higher than 15 g/t x meter obtained since September of 2007 from Esaase the B-1 zone are as follows:
KERC131	1	35	35	1.17
KERC206	144	170	26	1.06
KERC207	144	197	53	0.64
KERC209	138	160	22	1.32
KERC365	154	166	12	1.22
KEDD368	208.9	240.9	32	1.67
KEDD371	176	196	20	1.58
KERC374	116	147	31	0.8
KERC305	92	133	41	1.3
Drill intercepts with higher than 15 g/t x meter obtained since September of 2007 from Esaase the B-1 zone are as follows:
KERC241	96	101	5	7.88
KERC242	64	87	23	1.2
KERC243	28	45	17	3.64
KERC245	8	57	49	0.78
KERC041	126	146	20	0.87

In addition to stepout drilling, Keegan performed infill drilling in order to convert inferred resources to indicated resources.

Drill intercepts with higher than 15 g/t x meter obtained during infill drilling are as follows:

KEDD162	166	183	16	1.23
KERC164	129	147	18	0.97
KEDD165	88	100	12	1.34
KEDD165	153	173	20	1.3
KEDD165	184	214	30	0.75
KEDD167	182	208	26	0.6
KEDD168	240.2	274	33.8	1.7
KEDD169	117	131	14	1.21
KEDD169	206	236	30	0.91
KEDD169	286	299	13	1.23
KEDD170	0	15	15	1.05
KEDD170	52	72	20	0.95
KEDD170	188	198	10	2.62
KERC261	8	72	64	1.18
KERC262	44	66	22	1.39
KERC262	83	133	50	1.74
KERC262	148	179	31	1.43
KERC263	39	101	62	0.56
KEDD269	57	108	51	1.22
KERC274	9	27	18	0.78
KERC275	49	88	39	0.75
KERC276	48	99	51	1.19
KERC277	9	31	22	1.09
KERC278	0	117	117	0.86
KERC281	93	152	59	1.01
KERC283	99	109	10	1.9
KERC289	87	114	27	0.84
KERC290	34	92	58	1.17
KEDD291	41	54	13	4.19
KERC292	24	83	59	1
KERC293	12	52	40	0.81
KERC294	9	36	27	0.94
KERC295	67	82	15	1.19
KERC296	2	134	132	0.95
KEDD297	140	156	16	1.23
KERC299	197	257	60	1.21
KERC300	217	238	21	1.05
KERC301	73	87	14	1.29
KERC301	83	111	28	1.61
KERC301	127	157	30	0.63
KEDD303	238	270	32	4.47
KERC304	269	297	28	1.15
KERC317	39	112	73	3.23
KERC318	1	7	7	2.75
KERC318	19	49	30	1.18
KERC318	73	93	20	1.36
KERC319	46	71	25	0.81
KERC319	123	138	15	1.49
KERC319	157	195	38	1.03
KEDD320	117	139	22	1.18
KEDD320	150	164	14	1.16
KEDD320	218	264	46	1.98
KERC322	178	213	35	1.62
KERC327	67	76	9	3.33
KERC328	0	16	16	4.02
KERC329	45	71	26	0.79
KERC329	90	112	22	1.98
KERC329	130	150	20	1.56
KERC330	113	138	25	1.25
KERC331	27	50	23	1.04
KEDD332	18	50	32	2.35
KERC389	84	86	2	21.9
KERC390	86	93	6	2.66

Drilling programs continue on the property, and additional results will be released as they are received.

For fiscal 2009, the Company’s planned exploration program has the following goals:

a)

Update the  geologic block model with the new drill results and complete the second NI 43-101 resource detailing resources on all zones identified to date

b)

Push forward publishable scoping study on optimal mining methods on indicated resource (deliver by end of first quarter fiscal year 2010)

c)

Continue community development programs as identified by the local community through the Keegan Community Development Committee

d)

Execute environmental baseline studies

e)

Continue exploration to potentially identify one or more additional potential resources outside the Main Zone particularly on new property acquisitions to the south.

The budget for fiscal 2009 exploration and development on the Esaase Property has a total budget of US$11,360,000 which consists of:

Activity	Amount
Exploration: Drilling, Trenching, Drill Pad Preparation, Assays, Database, Geochemistry	US$7,850,000
Development Studies: Metallurgy, Engineering, Environmental Baseline and Reclamation	2,600,000
License and Acquisitions	500,000
Camp Operations, Supplies, Fuel and Transportation	410,000
Total	US$11,360,000

ITEM 4A.

UNRESOLVED STAFF COMMENTS

None.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our results of operations and financial condition for the fiscal years ended March 31, 2008, 2007 and 2006 should be read in conjunction with the financial statements and the notes thereto included elsewhere herein and Item 4: “Information on the Company”.

Overview

We are a natural resource company engaged in the exploration of properties in West Ghana.  None of our properties have any mineral reserves and there can be no assurance any such mineral reserves will be discovered.  However, our Esaase property has been determined to contain mineral resources.

We plan to pursue the plan of operations as described under Item 4: “Information on the Company”.

Results of Operations

Fiscal Year Ended March 31, 2008 Compared to Fiscal Year Ended March 31, 2007

During the prior year, Keegan terminated the agreements to acquire an interest in both the Regent Property and the Black Velvet Property. Consequently it wrote down $729,327 in acquisition and deferred expenditures pertaining to the Regent Property and $55,367 in acquisition and deferred expenditures pertaining to the Black Velvet Property.

During the year ended March 31, 2008, Keegan reported a loss of ($4,316,042) or ($0.17) per share compared to a loss of ($4,381,139) or ($0.28) per share during the previous year, a decrease of $65,097.

Expenses incurred during the fiscal year ended March 31, 2008 increased by $529,362 as compared to expenses incurred during the fiscal year ended March 31, 2007.

The primary reason for the decrease in the loss was the increase in the amount of $569,134 in foreign exchange loss and $353,325 in consulting fees, directors’ fees and wages and benefits, being offset by decreases in properties written off by $784,694 and increases in interest and other income by $378,899.

The Black Velvet and Regent properties were both written off because management decided to concentrate the majority of the Company’s efforts on its properties in Ghana. Management felt that, because of the results obtained from the exploration work on the Black Velvet Property and the Regent Property, it was prudent not to expend additional funds on either one.

Fiscal Year Ended March 31, 2007 Compared to Fiscal Year Ended March 31, 2006

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

Expenses incurred during Fiscal 2007, ended March 31, 2007 increased by $1,842,631 as compared to expenses incurred during the fiscal year ended March 31, 2006.

The primary reason for the increase in the loss was the increase, in the amount of $1,228,608, in the expense category of stock based compensation. This resulted from the increased amount of share purchase options, which were awarded, to officers, directors and consultants. During the fiscal year ended March 31, 2006, Keegan awarded 280,000 stock options to officers, directors and consultants; whereas, during Fiscal 2007, ended March 31, 2007, Keegan awarded 1,349,000 stock options to officers, directors and consultants.

The Black Velvet and Regent properties were both written off because management decided to concentrate the majority of the Company’s efforts on its properties in Ghana. Management felt that, because of the results obtained from the exploration work on the Black Velvet Property and the Regent Property, it was prudent not to expend additional funds on either one.

Liquidity and Capital Resources

The Company reported working capital of $15,063,520 at March 31, 2008 compared to working capital of $13,906,662 at March 31, 2007, representing an increase in working capital by $1,156,858. As at March 31, 2008, the Company had net cash on hand of $15,241,053 compared to $14,156,515 at March 31, 2007. Financing for the Company’s operations was funded primarily from private placements and the exercise of share purchase warrants and share purchase options. Capital obtained from private placement financings during fiscal 2008 totaled $13,530,000.  In addition, $2,033,528 was obtained from the exercise of share purchase warrants and $184,000 was obtained from the exercise of share purchase options.

The Company believes it currently has sufficient working capital on hand to meet its expected capital requirements for fiscal 2009.  The Company will require additional financing going forward.  Additional funds may be received through the exercise of currently outstanding common stock warrants, as well as the possible exercise of common stock options.  The Company may also sell additional common shares either as a private placement or common stock offering during the year.  However, there can be no assurance that any such additional funds will be obtained.

Current assets  increased by $1,181,688, from $14,258,364 at March 31, 2007 to $15,440,052 as at March 31, 2008. The increase in current assets is attributable to the private placement financing which took place during the year ended March 31, 2008, which raised $13,530,000 from the sale of 3,300,000 units.

Non-cash working capital balances increased by $199,631 for the fiscal year ended March 31, 2008 and cash utilized in operating activities totaled $2,382,527. During the prior period, non-cash working capital increased by $36,270 while cash utilized in operating activities was $1,764,862.

During the period, the Company utilized an aggregate of $1,515,725 of its cash to acquire various interests in resource properties, utilized $9,861,207 for deferred exploration and $110,459 to purchase equipment. These expenditures are disclosed in Item 4.D: “Property, Plant and Equipment”.

During the period, the Company generated cash of $2,033,528 from the exercise of 1,115,470 warrants at a price of $1.00, $2.40 and $3.25.  The Company also raised ~~$~~13,530,000 from a private placement financing as described in Item 4.A: “History and Development of the Company, Financings”.

The other sources of funds potentially available to the Company are through the exercise of outstanding share purchase warrants. 630,500 of these share purchase warrants are exercisable at $2.40 per share; 3,208,750 are exercisable at a price of $3.25 per share; and, 330,000 are exercisable at a price of $4.25 per share; and 1,650,000 of these share purchase warrants are exercisable at $5.25 per share.  There can be no assurance, whatsoever, that any of these outstanding exercisable securities will be exercised.

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

US GAAP Reconciliation

Our financial statements are prepared in accordance with Canadian GAAP.  However, Note 13 to the financial statements included herein provides a reconciliation of the statements to U.S. GAAP.

Item 5.E

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes of financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, which individually or in the aggregate is material to our investors.

Item 5.F

Tabular Disclosure of Contractual Obligations

The following shows the Company's contractual obligations as at March 31, 2008:

Contractual Obligations	Total	1 – 3 Years	4 – 5 Years	After 5 Years
Lease commitments (1)	$64,435	$64,435	---	---

(1)

The Company has entered into lease agreements for its corporate office premises.

Significant Accounting Policies

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

These critical accounting policies include:

Resource Properties and Deferred Exploration Costs

The Company accounts for resource property costs in accordance with the Canadian Institute of Chartered Accountants Handbook Section 3061, “Property, plant and equipment” (“CICA 3061”), and abstract EIC- 126, “Accounting by Mining Enterprises for Exploration Costs” (“EIC-126”) of the Emerging Issues Committee. CICA 3061 provides for the capitalization of the acquisition and exploration costs of a resource property where such costs are considered to have the characteristics of property, plant and equipment. EIC-126 provides that a mining enterprise is not precluded from considering exploration costs to have the characteristics of property, plant and equipment when it has not established resource reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flow from the property.

The fair value of resource properties acquired in exchange for the issuance of the Company’s shares is determined by the trading price of the Company’s shares on the date of the shares were issued.

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

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation, such as site reclamation costs, is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company is required to record the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred and increase the carrying value of the related assets for that amount. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in depletion, amortization and accretion expense. The costs capitalized to the related assets are amortized in a manner consistent with the depletion and asset retirement obligations. Accordingly, adoption of HB 3110 had no impact on the consolidated financial statements.

Changes in Accounting Policies

Effective April 1, 2007, the Company adopted the provisions of the following new Canadian Institute of Chartered Accountants (“CICA”) accounting standards:

(a)

Comprehensive Income (Section 1530)

This section describes standards for reporting and disclosing comprehensive income, its components and related changes in equity. Comprehensive income includes net income as well as changes in equity during a period from transactions and events from non-owner sources, such as unrealized gains or losses on available-for-sale financial instruments. Adopting this standard had no impact on the Company’s consolidated financial statements as at April 1, 2007 or for the year ended March 31, 2008.

(b)

Financial Instruments – Recognition and Measurement (Section 3855)

This section describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. Under the new standard, all financial instruments will be classified as one of the following: held-for-trading, held-to-maturity, loans and receivables, available for sale financial assets or other financial liabilities.

•

Held-for-trading financial instruments are measured at fair value. All gains and losses resulting from changes in their fair value are included in net earnings (loss) in the period in which they arise.

•

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and transaction costs are amortized into net earnings (loss), using the effective interest method.

•

Available-for-sale financial assets are measured at fair value, with unrealized gains and losses recorded in other comprehensive income until the asset is realized, at which time they will be recorded in net earnings (loss). Other than temporary impairments on available-for-sale financial assets are recorded in net earnings (loss).

(c)

Financial Instruments – Disclosure and Presentation (Section 3861)

CICA Section 3861 sets out standards which address the presentation of financial instruments and non-financial derivates, and identifies the related information that should be disclosed. These standards also revise the requirements for entities to provide accounting policy disclosures, including disclosure of the criteria for designating as held-for-trading those financial assets or liabilities that are not required to be classified as held-for-trading; whether categories of normal purchases and sales of financial assets are accounted for at trade date or settlement date; the accounting policy for transaction costs on financial assets and financial liabilities classified as other than held-for-trading; and provides several new requirements for disclosure about fair value.

The Company has chosen to recognize all transaction costs in operations on all financial instruments that have been designated as other than held for trading in accordance with S3855.57(a).

(d)

Hedging (Section 3865)

CICA Section 3865 specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not hold any financial instruments designated for hedge accounting.

(e)

Accounting Changes (Section 1506)

Section 1506 revised the standards on changes in accounting policy, estimates or errors to require a change in accounting policy to be applied retrospectively (unless doing so is impracticable or is specified otherwise by an new accounting standard), changes in estimates to be recorded prospectively, and prior period errors to be corrected retrospectively. Voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information. In addition, these revised standards call for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact of this new standard cannot be determined until such time as the Company makes a change in accounting policy, other than the changes resulting from the implementation of the new CICA Handbook standards discussed in this note.

(f)

Accounting Policy for Transaction Costs, EIC-166:

On June 1, 2007, the Emerging Issues Committee of the CICA issued abstract No. 166, Accounting Policy Choice for Transaction Costs (“EIC-166”). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial liabilities that are classified as other than held-for-trading to its initial carrying cost measured upon the adoption of CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement (“Section 3855”). Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. The Company has adopted EIC-166 effective for the year ended March 31, 2008. The Company has chosen to recognize all transaction costs in operations on all financial instruments that have been designated as other than held for trading. The adoption of this policy had no material effect on the Company’s financial statements.

Recent Pronouncements

There are two new CICA accounting standards that have been issued but not yet adopted by the Company. These two standards will become effective for the Company on April 1, 2008. The Company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

The CICA has issued new accounting standards Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentation” which replace Section 3861 “Financial Instruments–Disclosure and Presentation”. The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the existing presentation requirements.

These new standards are effective for the Company for periods beginning on or after October 1, 2007. The Company is evaluating the impact that the adoption of Section 3862 and Section 3863 will have on its consolidated financial statements.

Effective April 1, 2008, the Company will adopt new accounting standard Section 1535, “Capital Disclosures”, which requires companies to disclose their objectives, policies and processes for managing capital. In addition, disclosures are to include whether companies have complied with externally imposed capital requirements and, if not in compliance, the consequences of such noncompliance. The Company is evaluating the impact that the adoption of Section 1535 will have on its consolidated financial statements.

International Financial Reporting Standards ("IFRS") In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after April 1, 2011. The transition date of April 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended March 31, 2011. While the Company has begun assessing the adoption of IFRS for fiscal year 2012, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

Item 6.A

Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers:

Table No. 6

Directors and Senior Management

Name	Position	Age	Date of First Election Or Appointment

Daniel T. McCoy	President & Director	47	November 25, 2004
Tony M. Ricci	Chief Financial Officer	45	November 21, 2005
Michael Bebek	Corporate Secretary	32	December 1, 2005
Richard J. Haslinger	Director	43	May 11, 2004
Robert J. McLeod (1)	Director	37	February 3, 2005
Gordon J. Fretwell (1)	Director	55	February 24, 2004
Mark Orsmond (1)	Director	41	September 10, 2007

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

Tony M. Ricci is a former Director and the Chief Financial Officer of Keegan. Mr. Ricci is a chartered accountant who received his designation as a CA (Chartered Accountant) in 1989 and spent 100% of his time in public and private practice from that time through August of 2005. His recent employment history is disclosed in the following table:

Position	From	Until
Self-employed consultant	1994	Present
CFO and Director, Norsement Mining Inc.	August 2005	October 2007
CFO and Director Keegan Resources	November 2005	Present
CFO, Remstar Resources Ltd.	April 2006	Present
CFO and Secretary Altair Ventures	January 2006	Present
CFO, Petaquilla Minerals Ltd.	November 2006	January 2008
CFO, Mosam Capital Corp.	March 2006	April 2008
CHO, Milk Capital Corporation	December 2006	Present
CFO, Petaquilla Copper Ltd.	January 2007	January 2008
CFO and Director, Grid Capital Corporation	May 2008	Present
President and Director Jantar Resources Ltd.	May 2008	Present
CFO, EmerGeo Solutions Inc.	May 2008	Present

Mr. Ricci resigned as a Director of the Company on September 10, 2007 but continued as CFO. He spends 15% of his time on the affairs of Keegan.

Michael Bebek has the Corporate Secretary of Keegan since December of 2005. Mr. Bebek’s recent employment history is disclosed in the following table:

Position	From	Until
Self-employed computer consultant	January 2001	April 2004
Enwin Resources Inc., President and Director	June 2002	Present
Keegan, Investor Relations	March 2004	December 2005
Keegan, Corporate Secretary	December 2005	Present

Mr. Bebek devotes 90% of his time to the affairs of Keegan.

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

Position	From	Until
Miramar Mining, Project Manager	January 2000	January 2003
Atna Resources, Vice President	January 2003	January 2004
Keegan, Vice President	January 2004	Present
Full Metals Minerals, VP Exploration and Director	June 2003	Present

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

Mark Orsmond is a Director of Keegan.  Mark is a professional accountant, qualified in both Canada and South Africa. He obtained a Bachelor of Accounting Science (“B-Compt”) Degree from the University of South Africa in 1998.  Mark has spent most of his working career in the corporate finance area, working for an international brokerage firm in South Africa and a boutique corporate finance firm, Mercantile Consulting, which he has owned and operated in Canada from 2001 to the present.  During his career he has assisted many public, private and government entities with M&A, financing and related activities.  Mark acted as the Chief Financial Officer of the Amex listed Minco Group for a period of six months prior to working on a financing for Minco Silver lead by CIBC World Markets. He was recently on the Sterling Mining team which closed an institutional financing lead by TD Securities.

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

Item 6.B

Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during the year ended March 31, 2008 was CDN$248,980 in consulting fees, CDN$75,499 in professional fees, $125,138 in geological fees and $6,000 in directors’ fees paid to directors and officers of the Company.

The following table sets forth information regarding compensation paid to our executive officers for the fiscal periods indicated:

Table No. 7

Officer and Director Compensation

		Annual Compensation			Long Term Compensation
					Awards		Payouts
NEO Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Option/ SAR’s Granted (#)	Shares/Units Subject to Resale Restrictions ($)	LTIP Pay-outs ($)	All Other Compen-sation US($)
Daniel T. McCoy	2008 2007 2006	108,276 81,336 95,180	47,844 Nil Nil	Nil Nil Nil	75,000 225,000 258,315	Nil Nil Nil	Nil Nil Nil	21,421 20,817 17,127
Tony M. Ricci	2008 2007 2006	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	30,000 25,000 75,000	Nil Nil N/A	Nil Nil Nil	49,777 30,943 31,213
Michael Bebek	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	50,000 50,000 25,000	Nil Nil Nil	Nil Nil Nil	63,672 46,144 14,786
Richard J. Haslinger	2008 2007 2006	Nil Nil Nil	14,532 Nil Nil	Nil Nil Nil	45,000 125,000 40,000	Nil Nil Nil	Nil Nil Nil	106,702 95,487 10,108
Robert J. McLeod	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	20,000 50,000 70,000	Nil Nil Nil	Nil Nil Nil	2,906 Nil Nil
Gordon J. Fretwell	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	20,000 25,000 Nil	Nil Nil Nil	Nil Nil Nil	23,367 55,007 34,298
Mark Orsmond	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	100,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	2,906 Nil Nil

The following table sets forth information regarding stock options held by our directors and officers as of March 31, 2008:

Table No. 8

Stock Option Grants

Name	Number of Options Granted	% Of Total Options Granted on	Exercise Price per Share	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant
Tony Ricci	75,000	34%	$1.16	11/21/05	11/21/10	$1.16
	25,000	2%	$2.44	11/10/06	11/10/11	$2.44
	30,000	3%	$4.20	02/05/08	02/05/13	$4.20

Michael Bebek	75,000	7%	$0.92	02/03/05	02/03/10	$0.92
	25,000	11%	$1.16	11/21/05	11/21/10	$1.16
	50,000	4%	$2.44	11/10/06	11/10/11	$2.44
	50,000	5%	$4.20	02/05/08	02/05/13	$4.20

Richard Haslinger	70,000	7%	$0.92	02/03/05	02/03/10	$0.92
	40,000	67%	$2.48	02/02/06	02/02/11	$2.48
	125,000	10%	$2.44	11/10/06	11/10/11	$2.44
	45,000	5%	$4.20	02/05/08	02/05/13	$4.20

Dan McCoy	258,315	24%	$0.92	02/03/05	02/03/10	$0.92
	225,000	18%	$2.44	11/10/06	11/10/11	$2.44
	75,000	8%	$4.20	02/05/08	02/05/13	$4.20

Gordon Fretwell	200,000	19%	$0.92	02/03/05	02/03/10	$0.92
	25,000	2%	$2.44	11/10/06	11/10/11	$2.44
	20,000	2%	$4.20	02/05/08	02/05/13	$4.20

Rob Mcleod	70,000	7%	$0.92	02/03/05	02/03/10	$0.92
	50,000	4%	$2.44	11/10/06	11/10/11	$2.44
	20,000	2%	$4.20	02/05/08	02/05/13	$4.20

Mark Orsmond	100,000	100%	$3.60	10/17/07	10/17/12	$3.60

Consultant	200,000	19%	$0.92	02/03/05	02/03/10	$0.92
Consultant	20,000	33%	$2.48	02/02/06	02/02/11	$2.48
Consultant	120,000	55%	$1.16	11/21/05	11/21/10	$1.16
Consultants	730,000	59%	$2.44	11/10/06	11/10/11	$2.44
Consultant	100,000	100%	$2.48	12/20/06	12/20/11	$2.48
Consultant	19,000	100%	$3.38	03/07/07	03/07/12	$3.38
Consultant	100,000	100%	$2.85	12/19/06	12/19/11	$2.85
Consultant	100,000	100%	$3.60	07/17/07	07/17/12	$3.60
Consultants	686,000	74%	$4.20	02/05/08	02/05/13	$4.20

There were no stock option exercises during fiscal 2008 by our Senior Management and Directors~~:~~.

Director Compensation.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of Keegan  other than services ordinarily required of a Director.  Effective November 1, 2007, independent directors have been compensated $600 per month.

Stock Options.  Keegan may grant stock options to Directors, Senior Management, consultants and employees. Stock options have been granted and 200,000 were exercised by a consultant during Fiscal 2008. Refer to Item #6.E., "Share Ownership" and Table No. 8 for information about stock options outstanding.

Change of Control Remuneration.  Keegan had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of Keegan in Fiscal 2008 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

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

Pension/Retirement Benefits.  No funds were set aside or accrued by Keegan during Fiscal 2008 to provide pension, retirement or similar benefits for Directors or Senior Management.

Keegan is obligated to pay the following individuals, who are under contract to the Company: Dr. Daniel McCoy receives a salary of US$12,000 per month and is paid health benefits up to $1,155 per month. Dr. McCoy can be terminated by Keegan with four weeks notice. Michael Bebek is paid Cdn$300 per day and he can be terminated with two weeks notice. Tony Ricci is paid Cdn$175 per hour and if he requires his assistant’s services she is paid Cdn$100 per hour. Mr. Ricci can be terminated with two weeks notice.  See Item 10C.

Item 6.C

Board Practices

Terms of Office

Refer to Item 6.A.1.

None of our directors has any agreement with the Company for benefits upon termination of employment.

Board of Director Committees

Keegan has an Audit Committee, which operates pursuant to a written charter.  The Audit Committee recommends to the Board of Directors the engagement of the independent auditors of Keegan  and reviews with the independent auditors the scope and results of Keegan’s audits, Keegan’s internal accounting controls, and the professional services furnished by the independent auditors to Keegan.  The current members of the Audit Committee are: Mark Orsmond, Rob McLeod, and Gord Fretwell, each of whom is independent under applicable rules.  The Audit Committee met four times during the year ended March 31, 2008.

The Board has no remuneration or other committee given the stage of its development currently; however, the Board plans to consider appointing a compensation committee during this fiscal year.

Item 6.D

Employees

As of March 31, 2008, Keegan had five employees and independent contractors, excluding the Senior Management. The Company also employed 180 individuals in Ghana, including field workers, security, camp staff, and local administration.

Item 6.E

Share Ownership

The following table sets out as of September 10, 2008 holdings by Directors and Senior Management who beneficially own Keegan's voting securities.  No shareholder owns more than 5% of our outstanding common stock.

Table No. 10

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Daniel T. McCoy (1)	551,875	1.7%
Common	Tony M. Ricci (2)	121,750	*
Common	Richard J. Haslinger (3)	356,625	1.1%
Common	Robert J. McLeod (4)	157,000	*
Common	Gordon J. Fretwell (5)	307,600	1.0%
Common	Michael Bebek (6)	210,850	*
Common	Mark Orsmond (7)	75,000	*
	Total	1,780,700	6.0%

* Less than 1%.

(1)

Of these shares, 530,190 are represented by vested stock options of 558,315 granted.

(2)

Of these shares, 118,750 are represented by vested stock options of 130,000 granted.

(3)

Of these shares, 263,125 are represented by vested stock options of 280,000 granted.

(4)

Of these shares, 132,500 are represented by vested stock options of 140,000 granted.

(5)

Of these shares, 237,500 are represented by vested stock options of 245,000 granted.

(6)

Of these shares, 181,250 are represented by vested stock options of 200,000 granted.

(7)

Of these shares, 75,000 are represented by vested stock options of 100,000 granted.

The percentages are based on 28,440,648 shares outstanding as of September 10, 2008 and include stock options that are exercisable within 60 days of September 10, 2008.

Stock Options

The terms of incentive options grantable by Keegan are done in accordance with the rules and policies of the TSX Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  Keegan  adopted a formal written stock option plan (the "Plan") on June 22, 2004. At the Annual Meeting held on September 29, 2006, Shareholders approved revisions to the Company’s Stock Option Plan.

The principal purposes of Keegan’s Plan is to give Eligible Persons, as additional compensation, the opportunity to participate in the success of the Company. Eligible Persons include Directors, Officers, Employees, Consultants, Consultant Companies, or Management Company Employees.

The Plan provides that the aggregate number of shares of Keegan, which may be issued and sold under the Plan, is 2,774,683.  On October 1, 2007, shareholders of the Company approved a further increase in number of shares reserved for issuance under the plan to 4,663,290.  No optionee under the Plan in aggregate shall exceed 20% of the currently issued and outstanding share capital. Options granted to Insiders as a group may not exceed 20% of the issued shares, and to any one individual may not exceed 5% of the issued shares on a yearly basis, and 2% of the issued shares on a yearly basis if the optionee is engaged in investor relations activities or is a consultant, on a non-diluted basis.

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

c)

Early Retirement, Voluntary Resignation or Termination Other than for Cause: The earlier of the Expiry Date or 90 days (30 days if the Optionee was engaged in Investor Relations Activities) after the Optionee ceases to be an Eligible Person.

In the event of a bona fide Take-Over Bid where the offeror becomes a control person of the Company, all Option Shares will become vested and the option may be exercised in whole or in part by the Optionee to permit the Optionee to tender the Option Shares received in such exercise pursuant to the offer. If the Take-Over offer is not completed within the time specified, or all of the Option Shares tendered by the Optionee pursuant to the offer are not taken up or paid for by the offeror, then the option shares received upon the exercise may be returned by the Optionee to the Company and reinstated as authorized but unissued shares. In respect to such returned shares, the Option shall be reinstated as if it had not been exercised and the terms upon which such Option Shares were to become vested shall be reinstated and the Company shall refund the exercise price to the Optionee.

The following table sets forth information about stock options granted by the Company to directors, officers and consultants:

Table No.11

Stock Options Outstanding

Name	Number of Options Currently Held	Number of Options Vested or Vesting Within 60 Days	Exercise Price per Share	Grant Date	Expiration Date
Officers/Directors
Dan McCoy	258,315	258,315	0.92	Feb 03/05	Feb 03/2010
	225,000	225,000	2.44	Nov 10/06	Nov 10/2011
	75,000	46,875	4.20	Feb 05/08	Feb 05/2013

Gord Fretwell	200,000	200,000	0.92	Feb 03/05	Feb 03/2010
	25,000	25,000	2.44	Nov 10/06	Nov 10/2011
	20,000	12,500	4.20	Feb 05/08	Feb 05/2013

Rob McLeod	70,000	70,000	0.92	Feb 03/05	Feb 03/2010
	50,000	50,000	2.44	Nov 10/06	Nov 10/2011
	20,000	12,500	4.20	Feb 05/08	Feb 05/2013

Richard Haslinger	70,000	70,000	0.92	Feb 03/05	Feb 03/2010
	40,000	40,000	2.48	Feb 02/06	Feb 02/2011
	125,000	125,000	2.44	Nov 10/06	Nov 10/2011
	45,000	28,125	4.20	Feb 05/08	Feb 05/2013

Michael Bebek	75,000	75,000	0.92	Feb 03/05	Feb 03/2010
	50,000	50,000	2.44	Nov 10/06	Nov 10/2011
	25,000	25,000	1.16	Nov 22/05	Nov 22/2010
	50,000	31,250	4.20	Feb 05/08	Feb 05/2013

Mark Orsmond	100,000	75,000	3.60	Mar 07/07	Mar 07/2012

Tony Ricci	75,000	75,000	1.16	Nov 22/05	Nov 22/2010
	25,000	25,000	2.44	Nov 10/06	Nov 10/2011
	30,000	18,750	4.20	Feb 05/08	Feb 05/2013
Consultants
Ivan Bebek	200,000	200,000	0.92	Feb 03/05	Feb 03/2010
	225,000	225,000	2.44	Nov 10/06	Nov 10/2011
	150,000	93,750	4.20	Feb 05/08	Feb 05/2013

Shawn Wallace	225,000	225,000	2.44	Nov 10/06	Nov 10/2011
	150,000	93,750	4.20	Feb 05/08	Feb 05/2013

John Eren	120,000	120,000	1.16	Nov 22/05	Nov 22/2010
	30,000	30,000	2.44	Nov 10/06	Nov 10/2011
	20,000	12,500	4.20	Feb 05/08	Feb 05/2013

John Allotey	25,000	25,000	2.44	Nov 10/06	Nov 10/2011

Jim Slayton	50,000	50,000	2.44	Nov 10/06	Nov 10/2011
	20,000	20,000	2.48	Feb 02/06	Feb 02/2011
	30,000	18,750	4.20	Feb 05/08	Feb 05/2013

Vincent Dzakpasu	25,000	25,000	2.44	Nov 10/06	Nov 10/2011
	20,000	12,500	4.20	Feb 05/08	Feb 05/2013

O&M Partners	75,000	75,000	2.44	Nov 10/06	Nov 10/2011

Eric Ewen	75,000	75,000	2.44	Nov 10/06	Nov 10/2011
	50,000	31,250	4.20	Feb 05/08	Feb 05/2013

Diana Bebek	19,000	14,250	$3.38	Mar 07/07	Mar 07/2012
	21,000	13,125	4.20	Feb 05/08	Feb 05/2013

Roman Shlanka	100,000	87,500	$2.85	Dec 20/06	Dec 20/2011
	50,000	31,250	4.20	Feb 05/08	Feb 05/2013

Felix Sibsa	50,000	31,250	4.20	Feb 05/08	Feb 05/2013

Paul Mann	30,000	18,750	4.20	Feb 05/08	Feb 05/2013

Paul Klipfel	50,000	31,250	4.20	Feb 05/08	Feb 05/2013

Otis Mandy	40,000	25,000	4.20	Feb 05/08	Feb 05/2013

Eunice Nyadu	25,000	15,625	4.20	Feb 05/08	Feb 05/2013
Total Outstanding	3,528,315	3,138,815

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A

Major Shareholders

No person owns 5% or more of the Company’s outstanding shares and there have been no changes in holdings of significant shareholders.

Share Ownership

On September 10, 2008, Keegan’s shareholders’ list showed 28,440,648 common shares outstanding and 33 registered shareholders, including depositories.  Of these shareholders six are located in Canada holding 27,531,872 common shares, or 96.8% of the total issued and outstanding; 21 are located in the United States holding 802,394 common shares, or 2.8% of the issued and outstanding; and six are located in other countries, holding 106,382 common shares, or 0.4% of the issued and outstanding common shares.

Control of the Company

Keegan to its knowledge is not controlled by any foreign government or other person(s).

Item 7.B

Related Party Transactions

Included in professional fees is $24,119 (2007 – $60,508, $2006 - $39,443)) paid or accrued for legal fees to a company controlled by Gordon Fretwell a director and officer of the Company and $51,380 (2007 – $35,895, 2006 - $35,895) for accounting fees to a company controlled by Tony Ricci, a former director and current officer of the Company.

Included in consulting fees, wages and benefits is $65,722 (2007 - $50,758, 2006: $17,005) paid or accrued for consulting fees paid to Michael Bebek, an officer of the Company.

The Company has entered into a consulting agreement with Dan McCoy, a director and officer of the Company in the amount of US$6,667 per month plus benefits. (This amount was subsequently increased to US$7,000 per month plus benefits and further increased to US$12,000.) During the year ended March 31, 2008, the Company paid consulting fees and benefits of $183,258 (2007 - $113,758, 2006 – $112,307) under this agreement.

During the year ended March 31, 2008, the Company paid or accrued $125,138 (2007 - $105,036, 2006 - $11,625) for deferred exploration costs to Richard Haslinger, a director of the Company.

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts payable and accrued liabilities is $55,933 (2007 - $97,910, 2006 - $32,424) owing to Richard Haslinger a director of the Company, Dan McCoy, the President and a director of the Company and a company controlled by Tony Ricci, a former director and current officer of the Company. The prior year balance was owed to Dan McCoy, an officer and director of the Company and to a company controlled by Gordon Fretwell, also an officer and director of the Company.

During the year ended March 31, 2006, the Company issued 31,685 common shares (2005 – nil) to Dan McCoy, a director and officer of the Company pursuant to the exercise of options at $0.92 per share for total proceeds of $80,797.

Management believes that all of these transactions were on terms at least as favorable to Keegan as could have been obtained from unaffiliated third parties.

Accounting Fees

Keegan paid accounting fees of $51,380 (2007 - $51,735; 2006 – 35,895) to Tony M. Ricci, Inc., a chartered accounting firm.

Amounts Owing to Senior Management/Directors

There is $55,933 (2007 - $97,910) owing senior management or members of the Board of Directors.

There have been no transactions since March 31, 2008, or proposed transactions, which have materially affected or will materially affect Keegan in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

Item 7.C

Interests of Experts and Counsel

Not Applicable.

ITEM 8.

FINANCIAL INFORMATION

Item 8.A

Consolidated Statements and Other Financial Information

Keegan's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP).  However, Note 13 to the financial statements includes a reconciliation to the financial statements to U.S. GAAP.  The financial statements are filed under Item 17.

Legal Proceedings

Keegan is not a party to any material legal proceedings nor, to the knowledge of its management, are any such proceedings pending or threatened.

ITEM 9.

THE OFFER AND LISTING

Item 9.A

Common Share Trading Information

The Company's common shares trade on the TSX Venture Exchange in Canada, under the symbol "KGN" since June 25, 2001.

The following table lists the high and low sales prices on the TSX Venture Exchange for the periods indicated:

Table No. 12

TSX Venture Exchange (formerly the Canadian Venture Exchange)

Common Shares Trading Activity

- Sales -

Canadian Dollars

Period	High	Low

Month Ended August 2008	2.96	2.34
Month Ended July 2008	3.34	2.91
Month Ended June 2008	3.93	3.12
Month Ended May 2008	4.50	3.45
Month Ended April 2008	5.85	3.35
Month Ended March 2008	5.49	4.69
Month Ended February 2008	5.25	3.68
Month Ended January 2008	4.35	3.25

Fiscal Year Ended March 31, 2008	5.49	2.22
Fiscal Year Ended March 31, 2007	4.95	1.30
Fiscal Year Ended March 31, 2006	2.75	1.51
Fiscal Year Ended March 31, 2005	1.85	0.55
Fiscal Year Ended March 31, 2004	0.60	0.08

Fiscal Quarter Ended June 30, 2008	5.85	3.12
Fiscal Quarter Ended March 31, 2008	5.49	3.25
Fiscal Quarter Ended December 31, 2007	4.75	2.86
Fiscal Quarter Ended September 30, 2007	3.83	2.22
Fiscal Quarter Ended June 30, 2007	4.95	3.26
Fiscal Quarter Ended March 31, 2007	4.25	2.39
Fiscal Quarter Ended December 31, 2006	3.70	1.90
Fiscal Quarter Ended September 30, 2006	2.30	1.32
Fiscal Quarter Ended June 30, 2006	2.38	1.30

Description of Share Capital

Share Capital

The authorized capital of Keegan consists of an unlimited number of common shares with no par value and an unlimited number of preferred shares with no par value, of which 28,440,648 common shares and no preferred shares are currently issued and outstanding.  See Item 10.B for more information.

Pacific Corporate Trust Company of Canada (located at 510 Burrard Street 2nd Floor Vancouver, BC V6C 3B9) is the registrar and transfer agent for the common shares.

Stock Options and Warrants

Refer to Item 6.E. and Table No. 11 for additional information.

The following table lists, as of March 31, 2008 information relating to share purchase warrants outstanding:

Table No. 13

Share Purchase Warrants Outstanding

Effective Date of Issuance	Number of Share Purchase Warrants Currently Outstanding	Year #1	Year #2	Expiration Date of Share Purchase Warrants

05/02/06	630,500	$2.40	$2.40	04/30/08
02/16/07	3,208,750	$3.25	$3.25	02/16/09
05/27/07	330,000	$4.25	$4.25	05/27/09
05/27/07	1,650,000	$5.25	$5.25	05/27/09
	5,819,250

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

Summary of the Plan

A summary of the principal terms of the Shareholder Rights Plan is set forth below and is qualified in its entirety by reference to the Plan, a copy of which has been filed with the SEC

(a)

Effective Date. The effective date of the Shareholder Rights Plan is September 1, 2006 (the “Effective Date”).

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

Item 9.B

Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange in Canada under the symbol “KGN”.

ITEM 10.

ADDITIONAL INFORMATION

Item 10.A

Share Capital

Authorized/Issued Capital

We are authorized to issue an unlimited number of common shares and 100,000,000 preferred shares.

As of September 10, 2008, there were 28,440,648 common shares issued and no preferred shares issued.

Stock Options/Share Purchase Warrants

Refer to Table No. 8 and Table No. 10.

Item 10.A.6.

History of Share Capital

Keegan has financed its operations through funds raised in public/private placements of common shares and Special Warrants; and shares issued upon conversion of Special Warrants.

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount

Fiscal 2000	Nil

Fiscal 2001	Private Sale of Escrow Shares	1,333,334	$100,000

Fiscal 2002	Initial Public Offering	3,300,000	$495,000
	Exercise of Agent’s Options	70,000	$10,500
Fiscal 2003	Pursuant to the Exercise of Share Purchase Options	95,000	$14,250.00

Fiscal 2004	Nil

Fiscal 2005	Private Placement	3,200,000	$320,000
	Private Placement	870,500	$652,875
	Finders’ fees associated with the private placements	33,900	$33,900
	Exercise of stock options	100,000	$15,000
	Payment for resource properties	341,159	$295,486

Fiscal 2006	Issued for resource property payment	246,059	$218,736
	Private Placement	3,000,000	$2,400,000
	Exercise of share purchase warrants	785,300	$745,505
	Exercise of share purchase options	122,500	$112,700

Fiscal 2007	Exercise of share purchase warrants	2,721,850	$2,631,585
	Private Placement	2,000,000	$3,600,000
	Issued for resource property payment	187,725	$367,592
	Private Placement	5,662,500	$15,571,875
	Exercise of share purchase options	71,685	$65,950

Fiscal 2008	Issued for resource property payment	44,000	$158,360
	Private Placement	3,300,000	$13,530,000
	Exercise of share purchase warrants	1,115,470	$2,033,528
	Exercise of share purchase options	200,000	$184,000

Item 10.B

Memorandum and Articles of Association

Keegan Resources Inc. (“Keegan” or the “Company”) was incorporated as “Quicksilver Ventures Inc.” on September 23, 1999 under the British Columbia Company Act. Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on September 17, 2004, the Company changed its name from Quicksilver Ventures Inc. to Keegan Resources Inc.

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

The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

Common Shares

The authorized share structure consists of unlimited common shares without nominal or par value, and 100,000,000 preferred shares without nominal or par value. All the shares of common stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

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

Item 10.C

Material Contracts

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

The Company has met all the above commitments and now has an undivided 100% private interest in the Asumura property subject to a 3.5% NSR royalty, 50% of which may be purchased for US$2,000,000. If the property is converted to a Mining License, it may become subject to a 3-6% NSR (3% is the standard amount) and 10% ownership by the Ghanaian government.

During the year ended March 31, 2008, the Company acquired an option to purchase the remaining 50% of the GTE NSR royalty for an additional US$4,000,000.

The Company entered into an option agreement dated March 27, 2008 with Mt. Olives Goldfields, Ltd. (“Mt. Olives”) to earn a 100% ownership of the Mt. Olives Reconnaissance Concession located in Ghana. Under the option agreement, the Company is required to pay US$70,000 upon signing of the agreement and US$300,000 over a four year period. In addition, the Company will pay US$80,000 when the full interest is earned and title to the property is transferred in the Company’s name. The Company must expend US$500,000 in work commitments over a four year period. The Company also has the right to accelerate both cash and work expenditures to earn a full interest in the property at any time.

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

(a)

Payment of US$100,000 by May 17, 2006;

(b)

Payment of US$100,000 by June 30, 2006;

(c)

Payment of US$40,000 on the first anniversary;

(d)

Payment of US$300,000 to the Committee by December 2007;

(e)

Issuance of 780,000 common shares to Sammetro over a four year period;

(f)

expend US$2,250,000 on exploration over a four year period.

In addition, the Company is required to pay Sammetro US$50,000 on the fourth anniversary and every anniversary thereafter until production. Upon production, the Company is required to pay US$100,000 to Sammetro and US$200,000 to the Committee. A finder’s fee equal to 10% of the consideration paid to Sammetro was also due.

In June 2007, the Company announced that it had successfully renegotiated the Esaase purchase agreement. In addition to the required payments and share issuances made under the original agreement, the Company paid US$850,000 to an underlying creditor of Sametro and has issued an additional 40,000 common shares to Sametro in exchange for full private ownership of the Esaase Lease. The completion of this transaction now gives the Company sole possession of the lease, which has been signed by the Ghanaian Minister of Lands, Forests, and Mines. The Ghanaian government retains a standard 10% carried interest and 3% NSR and the Committee retains a 0.5% NSR

During the year ended March 31, 2008, the Company purchased 100% private ownership of the Jeni Concession mining lease and exploration rights. The Jeni Concession lies directly to the southwest and contiguous to the Esaase Gold property. In consideration for the acquisition of the mining lease, Keegan paid US$50,000 to the Bonte Liquidation Committee and US$50,000 to the Minerals Commission of Ghana for the title transfer. The Ghanaian government retains a standard 10% carried interest and 3% NSR and the Bonte Liquidation Committee retains a 0.5% NSR.

3.

Dan McCoy Consulting Agreement

Under an agreement between the Company and Dan McCoy dated January 1, 2005, Dan McCoy agrees to serve as a consultant to the Company in the capacity of President and CEO. The consultant shall be paid US$6,667 per month, plus benefits, and the agreement may be terminated by either party of four weeks’ written notice. Effective November 1, 2006, these consulting fees were increased to US$7,000 per month.  Effective November 1, 2007, the fee was increased to US$12,000 per month.

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

6.

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

7.

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

Item 10.D

Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares of the Company, other than withholding tax requirements. See “Taxation”.

There is no limitation imposed by Canadian law or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (Canada) (the “Investment Act”).

The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire common shares of the Company. It is general only, it is not a substitute for independent legal advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments.

The Investment Act is a federal statute of broad application regulating the establishment and acquisition of Canadian businesses by non-Canadians, including individuals, governments or agencies thereof, corporations, partnerships, trusts or joint ventures (each an “entity”). Investments by non-Canadians to acquire control over existing Canadian businesses or to establish new ones are either reviewable or notifiable under the Investment Act. If an investment by a non-Canadian to acquire control over an existing Canadian business is reviewable under the Investment Act, the Investment Act prohibits implementation of the investment unless after review the Director of Investments, who is appointed by the Minster of Industry, is satisfied that the investment is likely to be of net benefit to Canada.

A non-Canadian would acquire control of the Company for the purposes of the Investment Act through the acquisition of common shares if the non-Canadian acquired a majority of the common shares of the Company. Further, the acquisition of less than a majority but one third or more of the common shares of the Company would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of common shares.

For a direct acquisition that would result in an acquisition of control of the Company, subject to the exception for “WTO-investors” that are controlled by persons who are resident in World Trade Organization (“WTO”) member nations, a proposed investment would be reviewable where the value of the acquired assets is CAD $5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of the Company.

For a proposed indirect acquisition that would result in an acquisition of control of the Company through the acquisition of a non-Canadian parent entity, the investment would be reviewable where (a) the value of the Canadian assets acquired in the transaction is CAD $50 million or more, or (b) the value of the Canadian assets is greater than 50% of the value of all of the assets acquired in the transaction and the value of the Canadian assets is CAD $5 million or more.

In the case of a direct acquisition by or from a “WTO investor”, the threshold is significantly higher, and is adjusted for inflation each year.  The 2008 threshold is CAD$295 million.  Other than the exception noted below, an indirect acquisition involving a WTO investor is not reviewable under the Investment Act.

The higher WTO threshold for direct investments and the exemption for indirect investments do not apply where the relevant Canadian business is carrying on the following businesses that have been deemed to be sensitive: (i) the production of uranium and the ownership of an interest in a producing uranium property in Canada; (ii) the provision of any “financial service”; (iii) the provision of any “transportation service”; or (iv) a “cultural business”.

Certain transactions relating to common shares of the Company are exempt from the Investment Act, including

(a)

acquisition of common shares of the Company by a person in the ordinary course of that person’s business as a trader or dealer in securities,

(b)

acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions on the Investment Act, and

(c)

acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of common shares, remained unchanged.

Item 10.E

Taxation

CANADIAN INCOME TAX CONSEQUENCES

The following summarizes the principal Canadian federal income tax considerations generally applicable to the holding and disposition of Common Shares of the Company by a holder (a) who, for the purposes of the Income Tax Act (Canada) the (“Tax Act”), is not resident in Canada, deals at arm’s length with the Company, holds the Common Shares as capital property and does not use or hold the Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) who, for the purposes of the Canada-United States Income Tax Convention (the “Treaty”), is a resident of the United States, has never been a resident of Canada, has not held or used (and does not hold or use) Common Shares in connection with a permanent establishment or fixed base in Canada, and who qualifies for the full benefits of the Treaty.  Holders who meet all such criteria in clauses (a) and (b) are referred to herein as a “U.S. Holder” or “U.S. Holders”, and this summary only addresses such U.S. Holders.  The summary does not deal with special situations, such as particular circumstances of traders or dealers, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or otherwise.

This summary is based on the current provisions of the Tax Act, the regulations thereunder, and the Treaty, all proposed amendments thereto publicly announced by the Minister of Finance (Canada) to the date hereof, and our understanding of the current administrative practice of the Canada Revenue Agency.  It has been assumed that all currently proposed amendments to the Tax Act, regulations and Treaty will be enacted or passed as proposed and that there will be no other relevant change in any governing law, the Treaty or administrative policy, although no assurance can be given in these respects.  This summary does not take into account provincial, U.S., state or other foreign income tax considerations.

This summary is not exhaustive of all possible Canadian income tax consequences.  It is not intended as legal or tax advice to any particular U.S. Holder and should not be so construed.  The tax consequences to a U.S. Holder will depend on that U.S. Holder’s particular circumstances.  Accordingly, all U.S. Holders or prospective U.S. Holders should consult their own tax advisors with respect to the tax consequences applicable to them having regard to their own particular circumstances.  The discussion below is qualified accordingly.

Dividends

Dividends paid or deemed to be paid or credited by the Company to a U.S. Holder are subject to Canadian withholding tax.  Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross dividend (or 5% in the case of corporate shareholders owning at least 10% of the Company’s voting shares).  The Company will be required to withhold the applicable tax from any dividend and remit the withheld amount to the Canadian tax authorities.

Disposition

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a Common Share in the open market unless the share is “taxable Canadian property” to the holder thereof, and even then only if the U.S. Holder is not entitled to relief under the Treaty.

A Common Share will be taxable Canadian property to a U.S. Holder if, at any time during the 60 month period ending at the time of disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm’s length (or the U.S. Holder together with such persons) owned 25% or more of the issued shares of any class or series of the Company.

A U.S. Holder holding Common Shares as taxable Canadian property should consult with the U.S. Holder’s own tax advisors in advance of any disposition or deemed disposition of Common Shares under the Tax Act in order to determine whether any relief from tax under the Tax Act may be available by virtue of the Treaty.  A U.S. Holder may in general qualify for such relief under the Treaty provided the value of the Common Shares at the relevant time is not derived principally from real property situated in Canada.

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMPANY’S COMMON SHARES

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

Item 10.F

Dividends and paying Agents

Not applicable

Item 10.G

Statement by Experts

Not applicable.

Item 10.H

Document on Display

The documents concerning the Company referred to in this Annual Report may be viewed at Suite 725, 666 Burrard Street, Vancouver, British Columbia, Canada during normal business hours.  Copies of our financial statements and other continuous disclosure documents required under the Securities Act (British Columbia) are available for viewing on the internet at www.SEDAR.com.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Keegan is not currently subject to any material market risks.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of March 31, 2008, being the date of our most recently completed fiscal year. Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 (the “Exchange Act”) is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Based upon that evaluation, our chief executive officer and our chief financial officer concluded that the Company’s disclosure controls and procedures were not effective in timely alerting management to material information relating to us required to be included in our periodic SEC filings, due to the deficiencies resulting from changes in internal controls as described below.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  Management has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP, and reconciled to US GAAP, as applicable.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

To evaluate the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended March 31, 2008, management has used the Internal Control - Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management, including the chief executive officer and chief financial officer, has assessed the effectiveness of the Company’s internal control over financial reporting as at March 31, 2008 and has concluded that such internal control over financial reporting was not effective as of March 31, 2008 due to changes in internal controls as described below.

Changes in Internal Control over Financial Reporting

There have been significant changes in the Company’s internal control over financial reporting during the Company’s year ended March 31, 2008 that have materially affected the Company’s internal control environment.

During management’s review and evaluation of the design of its internal controls over financial reporting, management concluded that significant deficiencies existed within the Company’s internal control environment as a result of the commencement of operations of Keegan Ghana. These significant deficiencies are as follows:

•	the lack of effective controls over the handling of cash disbursements at the Ghana operations;

•	the lack of effective segregation of duties where responsibilities for the preparation, entry and approval of accounting transactions at the Company’s operations in Ghana;

•	the lack of standardized, formal policies and procedures around the financial closing and reporting of financial results in Ghana; and

•	the lack of formal evidence of management oversight and review of financial information in Ghana.

To address these issues, management has undertaken a remediation effort including, but are not limited to, the following initiatives: adopting and implementing common policies, procedures and controls, and communicating roles and responsibilities to all personnel involved in the financial reporting function in Canada and Ghana.  These initiatives will require time to train personnel; build internal control knowledge; define user-access rights to the Company’s accounting systems; develop and formalize policies and procedures; formalize approval, review and reporting protocols; and enhance the Company’s information systems and lines of communications.

Management has established a goal of remediating all material weaknesses in internal control over financial reporting for the fiscal year ended March 31, 2009, although no assurance can be given that this goal will be attained.

Attestation Report of the Registered Accounting Firm.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Form 20-F annual report.

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company has an audit committee comprised of Mark Osmond, Rob McLeod and Gord Fretwell.  Each member of the audit committee is “independent” as that term is used in the AMEX listing standards.

The Company has determined that Mark Orsmond is the Company’s Audit Committee Financial Expert.

ITEM 16B.

CODE OF ETHICS

The Company has adopted a Code of Ethics for the Company’s Officers, Directors, Employees, and Contractors. A copy of the Code is available on the Company’s corporate website at www.keeganresources.com/s/ CorporateGovernance.asp.

ITEM 16C.

PRINCIPAL ACCOUNTING FEES AND SERVICES

The Company had paid its auditors the following fees for audit and audit related services during the past two fiscal years ended March 31:

	Fiscal 2008	Fiscal 2007
Audit Fees	$32,793	$23,650
Audit Related Fees	---	---
Tax Fees	2,475	---
All Other Fees	---	---
Totals	$35,268	$23,650

(1)

“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Corporation’s consolidated financial statements.  Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements.  Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

“Audit-Related Fees” include services that are traditionally performed by the auditor.  These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”.  This category includes fees for tax compliance, tax planning and tax advice.  Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)

“All Other Fees” include all other non-audit services.

Our audit committee has adopted a formal policy on auditor independence requiring it to approve all professional services rendered by our independent auditor prior to the commencement of the specified services.  The audit committee will consider annually and, if appropriate, approve the provision of audit services by our independent auditor and consider and, if appropriate, pre-approve the provision of certain defined audit and non-audit services.  The audit committee also will consider on a case-by-case basis and, if appropriate, approve specific engagements that are not otherwise pre-approved.  Any proposed engagement that does not fit within the definition of a pre-approved service may be presented to the audit committee for consideration at its next regular meeting or, if earlier consideration is required, to the audit committee for action by written consent.

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY KEEGAN/AFFILIATED PURCHASERS

Not Applicable.

PART III

ITEM 17.

FINANCIAL STATEMENTS

The audited consolidated financial statements for the years ended March 31, 2008, 2007 and 2006 of Keegan are included in this Annual Report.

ITEM 18.

FINANCIAL STATEMENTS

Keegan has elected to provide financial statements pursuant to Item 17.

ITEM 19.

EXHIBITS

Exhibit	Description of Exhibit
1.1	Certificate of Incorporation (incorporated by reference from our Registration on Form 20-F filed with the SEC on October 17, 2006)
1.2	Certificate of Name Change (incorporated by reference from our Registration on Form 20-F filed with the SEC on October 17, 2006)
1.3	Articles of Incorporation (incorporated by reference from our Registration on Form 20-F filed with the SEC on October 17, 2006)
1.4	By-Laws (incorporated by reference from our Registration on Form 20-F filed with the SEC on October 17, 2006)
1.5	Notice of Alteration (incorporated by reference from our Registration on Form 20-F filed with the SEC on October 17, 2006)
4.1	Asumura Project – Agreement dated February 18, 2005 between the Company and GTE Ventures Limited (incorporated by reference from our Registration on Form 20-F filed with the SEC on October 17, 2006)
4.2	Esaase Project – Agreement dated May 9, 2006 between the Company and Sammetro Co. Ltd. (incorporated by reference from our Registration on Form 20-F filed with the SEC on October 17, 2006)
4.3	Option agreement dated March 27, 2008 with Mt. Olives Goldfields, Ltd.
4.4	Jeni Concession mining lease and exploration rights.
4.5	Dan McCoy Consulting Agreement – Agreement between the Company and Dan McCoy dated January 1, 2005 (incorporated by reference from our Registration on Form 20-F filed with the SEC on October 17, 2006)
4.6

Tony Ricci Consulting Agreement – Agreement between the Company and Tony Ricci dated December 9, 2005 (incorporated by reference from our Registration on Form 20-F filed with the SEC on October 17, 2006)

4.7

Michael Bebek Consulting Agreement – Agreement between the Company and Michael Bebek dated December 9, 2005 (incorporated by reference from our Amended Registration on Form 20-F/A filed with the SEC on December 27, 2006)

4.8	Stock Option Plan (incorporated by reference from our Registration on Form 20-F filed with the SEC on October 17, 2006)
8.1	List of Subsidiaries – See Item 4.C.
12.1	302 Certification of Chief Executive Officer
12.2	302 Certification of Chief Financial Officer
13.1	906 Certification of Chief Executive Officer
13.2	906 Certification of Chief Financial Officer

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Consolidated Financial Statements

Years ended March 31, 2008 and 2007

_______________________

BDO Dunwoody LLP Chartered Accountants and Advisors	604 – 750 West Pender Street Vancouver, BC, Canada V6C 2T7 Telephone: (604) 689-0188 Telefax: (604) 689-9773

REPORT OF INDEPENDENT REGISTERED PUBLIC  ACCOUNTING FIRM

To the Shareholders of Keegan Resources Inc.

(An Exploration Stage Company)

We have audited the accompanying consolidated balance sheets of Keegan Resources Inc. (An Exploration Stage Company) as at March 31, 2008 and 2007 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended March 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2008 in accordance with Canadian generally accepted accounting principles.

(signed) “BDO Dunwoody LLP”

Independent Registered Chartered Accountants

Vancouver, Canada
June 27, 2008

BDO Dunwoody LLP is a Limited Liability Partnership registered in Ontario

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Consolidated Balance Sheets

March 31, 2008 and 2007

Expressed in Canadian Dollars

	2008	2007

Assets

Current assets:
Cash and cash equivalents (note 3)	$ 15,241,053	$ 14,156,515
Receivables	136,150	56,993
Prepaid expenses and deposits	62,849	44,856
	15,440,052	14,258,364

Furniture, equipment and leasehold improvements (note 4)	124,895	37,409

Resource properties (note 5 and schedule)	19,104,569	7,197,740
	$ 34,669,516	$ 21,493,513

Liabilities

Current liabilities:
Accounts payable and accrued liabilities (note 7)	$ 376,532	$ 351,702

Shareholders’ Equity

Share capital (note 6)	40,489,334	25,459,176
Contributed surplus (note 6)	6,238,410	3,801,353
Deficit accumulated in the exploration stage	(12,434,760)	(8,118,718)
	34,292,984	21,141,811

	$ 34,669,516	$ 21,493,513

Commitments (note 8)

Subsequent events (note 10)

Approved by the Directors:

__” Dan McCoy”___________ Director

__”Gord Fretwell”__________ Director

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Consolidated Statements of Operations and Deficit

Years ended March 31, 2008 and 2007

Expressed in Canadian Dollars

	2008	2007	2006

Expenses:
Amortization	$ 22,973	$ 9,503	$ 10,336
Bank charges and interest	25,043	20,477	2,894
Consulting fees, directors’ fees and wages and benefits (note 7)	912,756	559,431	372,304
Office, rent and administration	372,774	270,676	99,718
Professional fees (note 7)	159,808	188,690	119,794
Regulatory	87,783	25,197	34,001
Stock-based compensation (note 6(d))	1,710,911	1,785,810	557,202
Transfer agent and shareholder information	111,373	103,669	109,440
Travel, promotion and investor relations	766,627	677,233	492,366
	4,170,048	3,640,686	1,798,055

Other expenses (income)
Interest and other income	(476,034)	(97,135)	(10,779)
Write-off of interest in resource properties	-	784,694	1,198,118
Foreign exchange loss	622,028	52,894	3,625
	145,994	740,453	1,190,964

Loss and comprehensive loss of the year	4,316,042	4,381,139	2,989,019

Deficit accumulated in the exploration stage, beginning of year	8,118,718	3,737,579	748,500

Deficit accumulated in the exploration stage, end of year	$ 12,434,760	$ 8,118,718	$ 3,737,579

Loss per share - basic and diluted	$ 0.17	$ 0.28	$ 0.31

Weighted average number of shares outstanding	24,605,326	15,594,720	9,601,522

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

Years ended March 31, 2008 and 2007

Expressed in Canadian Dollars

	2008	2007	2006

Cash provided by (used in):

Operations:
Loss for the year	$ (4,316,042)	$ (4,381,139)	$ (2,989,019)
Items not involving cash:
Amortization	22,973	9,503	10,336
Stock-based compensation	1,710,911	1,785,810	557,202
Write-off of interest in resource properties	-	784,694	1,198,118
Changes in non-cash working capital:
Receivables	(79,157)	(31,904)	4,638
Prepaid expenses and deposits	(17,993)	(23,019)	(13,337)
Accounts payable and accrued liabilities	296,781	91,193	211,596
	(2,382,527)	(1,764,862)	(1,020,466)

Investing:
Purchase of furniture, equipment and leasehold improvements	(110,459)	(9,482)	(1,816)
Acquisition of interest in resource properties	(1,515,725)	(856,700)	(180,471)
Deferred exploration	(9,861,207)	(4,924,500)	(1,718,723)
	(11,487,391)	(5,790,682)	(1,901,010)

Financing:
Shares issued for cash, net of share issue costs	14,954,456	20,873,250	3,085,368
	14,954,456	20,873,250	3,085,368

Increase in cash and cash equivalents	1,084,538	13,317,706	163,892

Cash and cash equivalents beginning of year	14,156,515	838,809	674,917

Cash and cash equivalents, end of year	$ 15,241,053	$ 14,156,515	$ 838,809

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$ -	$ -	$ -
Income taxes	-	-	-
Non-cash investing and financing activities:
Shares issued pursuant to resource property option agreement	158,360	367,592	218,736
Reclassification of contributed surplus on exercise of options and brokers’ warrants (note 6(f))	296,181	62,825	70,869
Warrants issued for services:
Share issue costs	378,839	826,405	67,385

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Consolidated Schedule of Resource Property Costs

Year ended March 31, 2008

Expressed in Canadian Dollars

	Ghana
	Esaase	Asumura	Total

Balance, March 31, 2007	$ 4,452,189	$ 2,745,551	$ 7,197,740

Acquisition costs:
Cash	1,144,145	371,580	1,515,725
Shares	158,360	-	158,360

	1,302,505	371,580	1,674,085

Deferred exploration costs:
Assays	482,581	220,013	702,594
Consulting (note 7)	421,758	-	421,758
Drilling	5,095,204	678,144	5,773,348
Equipment rental and related costs	669,700	2,634	672,334
Field supplies	315,796	100,757	416,553
Geological fees and expenses	55,609	-	55,609
Office and miscellaneous	33,027	2,903	35,930
Property maintenance	62,927	13,773	76,700
Stock-based compensation (Note 6(d))	643,488	-	643,488
Travel and accommodation	435,849	202,108	637,957
Wages and salaries	537,761	258,712	796,473

	8,753,700	1,479,044	10,232,744

Balance, March 31, 2008	$14,508,394	$ 4,596,175	$ 19,104,569

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Consolidated Schedule of Resource Property Costs

Year ended March 31, 2007

Expressed in Canadian Dollars

	United States
	Regent	Black Velvet	Ghana	Total

Balance, March 31, 2006	$ 585,989	$ 18,280	$ 844,778	$ 1,449,047

Acquisition costs:
Cash	50,296	-	806,404	856,700
Shares	71,500	29,400	266,692	367,592

	121,796	29,400	1,073,096	1,224,292

Deferred exploration costs:
Assays	538	-	413,076	413,614
Consulting (note 7)	-	-	392,128	392,128
Drilling	111	-	2,289,144	2,289,255
Equipment rental	-	-	451,295	451,295
Field supplies	-	-	400,737	400,737
Geological fees and expenses	-	-	55,109	55,109
Office and miscellaneous	162	-	119,945	120,107
Property maintenance	20,731	7,687	-	28,418
Stock-based compensation (Note 6 (d))	-	-	384,595	384,595
Telephone	-	-	11,488	11,488
Travel and accommodation	-	-	233,100	233,100
Wages and salaries	-	-	529,249	529,249

	21,542	7,687	5,279,866	5,309,095

Less: write-off of resource property costs	(729,327)	(55,367)	-	(784,694)

Balance, March 31, 2007	$ -	$ -	$ 7,197,740	$ 7,197,740

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 1

Years ended March 31, 2008 and 2007

Expressed in Canadian Dollars

1.

Nature of operations

The Company was incorporated on September 23, 1999 under the laws of British Columbia. The Company is in the exploration stage and its principal business activity is the sourcing and exploration of resource properties. The Company has interest in resource properties located in the Republic of Ghana.

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

(b)

Change in accounting policies

Effective April 1, 2007, the Company adopted the provisions of the following new Canadian Institute of Chartered Accountants (“CICA”) accounting standards:

i.

Comprehensive Income (Section 1530)

This section describes standards for reporting and disclosing comprehensive income, its components and related changes in equity. Comprehensive income includes net income as well as changes in equity during a period from transactions and events from non-owner sources, such as unrealized gains or losses on available-for-sale financial instruments. Adopting this standard had no impact on the Company’s consolidated financial statements as at April 1, 2007 or for the year ended March 31, 2008.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 2

Years ended March 31, 2008 and 2007

Expressed in Canadian Dollars

2.

Significant accounting policies (continued)

(b)

Change in accounting policies (continued)

ii

Financial Instruments – Recognition and Measurement (Section 3855)

This section describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. Under the new standard, all financial instruments will be classified as one of the following: held-for-trading, held-to-maturity, loans and receivables, available- for-sale financial assets or other financial liabilities.

•

Held-for-trading financial instruments are measured at fair value. All gains and losses resulting from changes in their fair value are included in net earnings (loss) in the period in which they arise.

•

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and transaction costs are amortized into net earnings (loss), using the effective interest method.

•

Available-for-sale financial assets are measured at fair value, with unrealized gains and losses recorded in other comprehensive income until the asset is realized, at which time they will be recorded in net earnings (loss). Other than temporary impairments on available-for-sale financial assets are recorded in net earnings (loss).

iii

Financial Instruments – Disclosure and Presentation (Section 3861)

CICA Section 3861 sets out standards which address the presentation of financial instruments and non-financial derivates, and identifies the related information that should be disclosed. These standards also revise the requirements for entities to provide accounting policy disclosures, including disclosure of the criteria for designating as held-for-trading those financial assets or liabilities that are not required to be classified as held-for-trading; whether categories of normal purchases and sales of financial assets are accounted for at trade date or settlement date; the accounting policy for transaction costs on financial assets and financial liabilities classified as other than held-for-trading; and provides several new requirements for disclosure about fair value.

The Company has chosen to recognize all transaction costs in operations on all financial instruments that have been designated as other than held for trading in accordance with S3855.57(a).

iv.

Hedging (Section 3865)

CICA Section 3865 specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not hold any financial instruments designated for hedge accounting.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 3

Years ended March 31, 2008 and 2007

Expressed in Canadian Dollars

2.

Significant accounting policies (continued)

(b)

Change in accounting policies (continued)

v.

Accounting Changes (Section 1506)

Section 1506 revised the standards on changes in accounting policy, estimates or errors to require a change in accounting policy to be applied retrospectively (unless doing so is impracticable or is specified otherwise by an new accounting standard), changes in estimates to be recorded prospectively, and prior period errors to be corrected retrospectively. Voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information. In addition, these revised standards call for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact of this new standard cannot be determined until such time as the Company makes a change in accounting policy, other than the changes resulting from the implementation of the new CICA Handbook standards discussed in this note.

vi.

Accounting Policy for Transaction Costs, EIC-166:

On June 1, 2007, the Emerging Issues Committee of the CICA issued abstract No. 166, Accounting Policy Choice for Transaction Costs (“EIC-166”).  This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial liabilities that are classified as other than held-for-trading to its initial carrying cost measured upon the adoption of CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement (“Section 3855”).  Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar.  The Company has adopted EIC-166 effective for the year ended March 31, 2008. The Company has chosen to recognize all transaction costs in operations on all financial instruments that have been designated as other than held for trading. The adoption of this policy had no material effect on the Company’s financial statements.

(c)

Cash and cash equivalents

Cash and cash equivalents consist of cash and redeemable short-term deposits. The Company places its cash with institutions of high-credit worthiness.

(d)

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

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 4

Years ended March 31, 2008 and 2007

Expressed in Canadian Dollars

2.

Significant accounting policies (continued)

(e)

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

The fair value of resource properties acquired in exchange for the issuance of the Company’s shares is determined by the trading price of the Company’s shares on the date of the shares were issued.

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

(f)

Asset retirement obligations

The fair value of a liability for an asset retirement obligation, such as site reclamation costs, is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company is required to record the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred and increase the carrying value of the related assets for that amount. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in depletion, amortization and accretion expense.  The costs capitalized to the related assets are amortized in a manner consistent with the depletion and asset retirement obligations. Accordingly, adoption of HB 3110 had no impact on the consolidated financial statements.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 5

Years ended March 31, 2008 and 2007

Expressed in Canadian Dollars

2.

Significant accounting policies (continued)

(g)

Foreign currency translation

The Company’s functional currency is the Canadian dollar. Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary items are translated at exchange rates prevailing when the assets were acquired or the obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date. Exchange gains or losses arising on foreign currency translation were charged to the Statement of Operations during the year.

(h)

Loss per share

The Company uses the “Treasury Stock Method” to calculate loss per share.  Under this method basic loss per share is based on the weighted average aggregate number of common and non-voting shares outstanding during each period.  The diluted earnings per share assumes that the outstanding stock options and share purchase warrants had been exercised at the beginning of the period.

For the year ended March 31, 2008, 2007 and 2006, common equivalent shares (consisting of shares issuable on exercise of stock options and warrants) totaling 9,347,565, 7,657,035 and 4,648,100, respectively, were not included in the computation of diluted loss per share because the effect was anti-dilutive.

(i)

Stock-based compensation

The Company has a stock-based compensation plan which is described in note 6(d). The Company accounts for all stock-based payments and awards under the fair value based method.

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

(j)

Financial instruments

The Company’s financial instruments include cash and cash equivalents, receivables and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values because of their short term nature. The Company had no held-to-maturity financial assets for the year ended March 31, 2008.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 6

Years ended March 31, 2008 and 2007

Expressed in Canadian Dollars

2.

Significant accounting policies (continued)

(k)

Recently Released Canadian Accounting Standards

There are two new CICA accounting standards that have been issued but not yet adopted by the Company. These two standards will become effective for the Company on April 1, 2008. The Company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

i.

The CICA has issued new accounting standards Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentation” which replace Section 3861 “Financial Instruments–Disclosure and Presentation”. The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the existing presentation requirements.

These new standards are effective for the Company for periods beginning on or after October 1, 2007. The Company is evaluating the impact that the adoption of Section 3862 and Section 3863 will have on its consolidated financial statements.

ii.

Effective April 1, 2008, the Company will adopt new accounting standard Section 1535, “Capital Disclosures”, which requires companies to disclose their objectives, policies and processes for managing capital. In addition, disclosures are to include whether companies have complied with externally imposed capital requirements and, if not in compliance, the consequences of such non-compliance. The Company is evaluating the impact that the adoption of Section 1535 will have on its consolidated financial statements.

iii.

International Financial Reporting Standards ("IFRS") In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after April 1, 2011. The transition date of April 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended March 31, 2011. While the Company has begun assessing the adoption of IFRS for fiscal year 2012, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.

Cash and cash equivalents

	2008	2007

Cash	$ 7,241,552	$ 14,156,515
Banker’s Acceptance Notes	7,999,501	-

	$ 15,241,053	$ 14,156,515

The Banker’s Acceptance Notes mature in May 2008 and bear interest at 3.7% per annum.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 7

Years ended March 31, 2008 and 2007

Expressed in Canadian Dollars

4.

Furniture, equipment and leasehold improvements

		Accumulated	Net book
2008	Cost	amortization	value

Furniture and equipment	$ 110,921	$ 27,040	$ 83,881
Computers	55,927	16,242	39,685
Leasehold improvements	6,570	3,833	2,737

	$ 173,418	$ 47,115	$ 126,303

		Accumulated	Net book
2007	Cost	amortization	value

Furniture and equipment	$ 41,901	$ 14,697	$ 27,204
Computers	14,487	8,114	6,373
Leasehold improvements	6,570	2,738	3,832

	$ 62,958	$ 25,549	$ 37,409

5.

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

(a)

Esaase Gold Property

The Company entered into an option agreement dated May 3, 2006 with Sammetro Co. Ltd. (“Sammetro”) to purchase a 100% interest in the Esaase gold property in southwest Ghana, subject to the underlying 10% interest, 3% net smelter return (“NSR”) royalty of the Ghanaian government in all mining projects in Ghana, and a 0.5% NSR owed to the Bonte Liquidation Committee. The agreement is subject to the following terms:

i)

Cash payments:

-US$100,000 to the bank from which Sammetro borrowed funds by May 17, 2006 (paid);

-US$100,000 to Sammetro by June 30, 2006, which payment Sammetro will deliver to the Esaase Liquidation Committee (the “Committee”) (paid);

-US$100,000 to the Committee by December 30, 2006 (paid);

-US$40,000 to Sammetro on May 3, 2007 (obligation renegotiated, see below);

-US$100,000 to the Committee by June 30, 2007(paid);

-US$100,000 to the Committee by December 30, 2007 (paid);

-US$50,000 to Sammetro on May 3, 2010 and every year thereafter until production (obligation renegotiated, see below);

-US$200,000 to the Committee on production (paid in advance); and

-US$100,000 to Sammetro on production (obligation renegotiated, see below).

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 8

Years ended March 31, 2008 and 2007

Expressed in Canadian Dollars

5.

Resource properties (continued)

ii)

Issuance of 780,000 common shares of the Company to Sammetro over a three year period:

-40,000 common shares of the Company to Sammetro upon TSX Venture Exchange (“Exchange”) approval (issued);

-120,000 common shares of the Company to Sammetro on May 3, 2007 (obligation renegotiated, see below);

-240,000 common shares of the Company to Sammetro on May 3, 2008 (obligation renegotiated, see below);

; and

-380,000 common shares of the Company to Sammetro on May 3, 2009 (obligation renegotiated, see below).

iii)

Work exploration expenditures of US$2,250,000 over a three year period:

-$500,000 by May 3, 2007 (incurred);

-$750,000 by May 3, 2008 (obligation renegotiated, see below);

; and

-$1,000,000 by May 3, 2009 (obligation renegotiated, see below);.

The Company entered into a finder’s fee agreement dated June 5, 2006, whereby the Company paid US$10,000 and issued 4,000 common shares as finder’s fees with respect to this acquisition.

During the year ended March 31, 2008, after having already issued the cash and share payments as detailed in 5(a) i) and 5(a) ii) and completing the full work expenditure indicated in 5(a) iii), the Company renegotiated the option agreement so that all further cash and share payments as indicated in 5(a) i), 5(a) ii) and 5(a) iii) are no longer owed. In lieu of these payments, the Company paid $850,000 to a creditor of Sammetro and issued 40,000 additional common shares to Sammetro. The Company has been granted the full Esaase Mining Lease by the Minerals Commission and Minister of Mines, Lands and Forestry with no further obligation to any party aside from the NSR and government commitments. During the year, the Company paid US$85,000 and issued 4,000 common shares of the Company as finder’s fees with respect to the renegotiation of the option agreement.

 During the year ended March 31, 2008, the Company purchased 100% private ownership of the Jeni Concession mining lease and exploration rights. The Jeni Concession lies directly to the southwest and contiguous to the Esaase Gold property. In consideration for the acquisition of the mining lease, Keegan paid US$50,000 to the Bonte Liquidation Committee and US$50,000 to the Minerals Commission of Ghana for the title transfer. The Ghanaian government retains a standard 10% carried interest and 3% NSR and the Bonte Liquidation Committee retains a 0.5% NSR.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 9

Years ended March 31, 2008 and 2007

Expressed in Canadian Dollars

5.

Resource properties (continued)

(b)

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

-US$80,000 on or before July 31, 2005, (incurred);

-an additional US$400,000 on or before July 31, 2006 (incurred); and

-an additional US$520,000 on or before July 31, 2007 (incurred).

The Company has met all the above commitments and now has an undivided 100% private interest in the Asumura property subject to a 3.5% NSR royalty, 50% of which may be purchased for US$2,000,000. If the property is converted to a Mining License, it may become subject to a 3-6% NSR (3% is the standard amount) and 10% ownership by the Ghanaian government. 11,270 shares were issued to Hunter Dickinson Inc. (“HDI”) as finder’s fees with respect to the original option agreement.

During the year ended March 31, 2008, the Company acquired an option to purchase the remaining 50% of the GTE NSR royalty for an additional US$4,000,000.

The Company entered into an option agreement dated March 27, 2008 with Mt. Olives Goldfields, Ltd. (“Mt. Olives”) to earn a 100% ownership of the Mt. Olives Reconnaissance Concession located in Ghana. Under the option agreement, the Company is required to pay US$70,000 upon signing of the agreement and US$300,000 over a four year period. In addition, the Company will pay US$80,000 when the full interest is earned and title to the property is transferred in the Company’s name. The Company must expend US$500,000 in work commitments over a four year period. The Company also has the right to accelerate both cash and work expenditures to earn a full interest in the property at any time.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 10

Years ended March 31, 2008 and 2007

Expressed in Canadian Dollars

 (c)

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

- US$250,000 prior to March 4, 2006 (incurred);

After meeting the above commitments, the Company will have an undivided 100% interest in the property subject to a 2.5% NSR royalty, 60% of which may be purchased for US$3,000,000. 35,890 shares were issued to HDI as finder’s fees with respect to the Regent property.

During the year ended March 31, 2007, the Company decided not to pursue its option agreement on the Regent Gold Silver Project and as a result, $729,327 in acquisition and deferred exploration expenditures were written-off and the Company is no longer obligated to issue shares nor incur further exploration costs on the Regent property as detailed in the terms of the option agreement.

(d)

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

20,000 common shares on July 31, 2006 (issued);

During the year ended March 31, 2007, the Company decided not to pursue its option agreement on the Black Velvet gold project and as a result, $55,367 in acquisition and deferred exploration expenditures were written-off and the Company is no longer obligated to issue shares nor incur further exploration costs on the Black Velvet property as detailed in the terms of the option agreement.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 11

Years ended March 31, 2008 and 2007

Expressed in Canadian Dollars

6.

Share capital

(a)

Authorized

Unlimited common shares without par value; and

100,000,000 preferred shares without par value

(b)

Issued and outstanding common shares

	Number of Shares	Amount
Balance, March 31, 2005	8,010,559	$ 1,674,328
Issued on acquisition of mineral properties
- at $0.85	72,160	61,336
- at $0.88	150,000	132,000
- at $0.72	13,899	10,000
- at $1.54	10,000	15,400
Issued for cash:
Pursuant to a private placement
- at $0.80	3,000,000	2,400,000
Pursuant to the exercise of warrants
- at $0.85	265,300	225,505
- at $1.00	520,000	520,000
Pursuant to the exercise of options
- at $0.92	122,500	112,700
Share issuance costs		(240,223)
Transferred from contributed surplus for the exercise of options	-	70,869

Balance, March 31, 2006	12,164,418	$ 4,981,915
Issued on acquisition of resource properties
- at $1.43	90,000	128,700
- at $1.47	20,000	29,400
- at $1.65	4,000	6,600
- at $2.00	33,550	67,100
- at $3.38	40,175	135,792
Issued for cash:
Pursuant to private placements
- at $1.80	2,000,000	3,600,000
- at $2.75	5,662,500	15,571,875
Pursuant to the exercise of warrants
- at $0.85	639,100	543,235
- at $1.00	2,078,750	2,078,750
- at $2.40	4,000	9,600
Pursuant to the exercise of options
- $0.92	71,685	65,950
Share issuance costs	-	(1,822,566)
Transferred from contributed surplus for the exercise of options and warrants	-	62,825

Balance, March 31, 2007	22,808,178	25,459,176

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 12

Years ended March 31, 2008 and 2007

Expressed in Canadian Dollars

6.

Share capital (continued)

(b)

Issued and outstanding common shares (continued)

Balance, March 31, 2007	22,808,178	25,459,176
Issued on acquisition of resource properties
- at $3.65	40,000	146,000
- at $3.09	4,000	12,360
Issued for cash:
Pursuant to a private placement
- at $4.10	3,300,000	13,530,000
Pursuant to the exercise of warrants
- at $1.00	505,250	505,250
- at $2.40	535,220	1,284,528
- at $3.25	75,000	243,750
Pursuant to the exercise of options
- $0.92	200,000	184,000
Share issuance costs	-	(1,171,911)
Transferred from contributed surplus for the exercise of options and warrants	-	296,181

Balance, March 31, 2008	27,467,648	$ 40,489,334

During the year ended March 31, 2008, the Company issued 40,000 shares with a fair value of $3.65 per share and 4,000 shares with a fair value of $3.09 per share pursuant to the Esaase property option agreement (note 5(a)). The shares issued on acquisition of resources properties fair value was determined by the trading price of the Company’s shares on the date they were issued.

During the year ended March 31, 2008, the Company completed a brokered private placement of 3,300,000 units of the Company at a price of $4.10 per unit for total gross proceeds of $13,530,000, pursuant to a letter of engagement with a syndicate of underwriters. Each unit consisted of one common share and one-half of one transferable common share purchase warrant of the Company. Each whole share purchase warrant shall be exercisable into one common share of the Company at a price of $5.25 per share for a period of 18 months expiring May 27, 2009. These warrants are subject to an acceleration clause, see note 6(e). The underwriters received a cash commission of $676,500 plus 330,000 broker warrants exercisable at a price of $4.25 per broker warrant for a period of 18 months expiring May 27, 2009.

During the year ended March 31, 2008, an aggregate of 1,115,470 common shares were issued for gross proceeds of $2,033,528 on exercise of warrants and broker’s warrants. In addition, a reclassification of $180,477 from contributed surplus to share capital was recorded on the exercise of broker’s warrants.

During the year ended March 31, 2008, 200,000 common shares were issued for gross proceeds of $184,000 on exercise of options. In addition, a reclassification of $115,704 from contributed surplus to share capital was recorded on the exercise of these options.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 13

Years ended March 31, 2008 and 2007

Expressed in Canadian Dollars

6.

Share capital (continued)

(b)

Issued and outstanding common shares (continued)

During the year ended March 31, 2007, the Company issued 40,000 shares with a fair value of $1.43 per share and 4,000 shares with a fair value of $1.65 per share pursuant to the Esaase property option agreement (note 5(a)), 33,550 shares with a fair value of $2.00 per share and 40,175 shares with a fair value of $3.38 per share pursuant to the Asumura property option agreement (note 5(b)), 50,000 shares with a fair value of $1.43 per share pursuant to the Regent property option agreement (note 5(c)) and 20,000 shares with a fair value of $1.47 per share pursuant to the Black Velvet property option agreement (note 5(d)). These fair value of these shares were determined by the trading price of the Company’s shares on the date they were issued.

During the year ended March 31, 2007, the Company completed a non-brokered private placement of 5,662,500 units at $2.75 per unit for gross proceeds of $15,571,875.  Each unit consisted of one common share and one-half of one common share purchase warrant.  Each whole share purchase warrant entitles the holder to acquire one additional common share at an exercise price of $3.25 per common share for a period of two years expiring February 16, 2009.  These warrants are subject to an acceleration clause, see note 6(e). The Company paid cash of $761,063 and issued 452,500 share purchase warrants with the same terms as the private placement, as finder’s fees.

During the year ended March 31, 2007, the Company completed a non-brokered private placement of 2,000,000 units at $1.80 per unit for gross proceeds of $3,600,000.  Each unit consisted of one common share and one-half of one common share purchase warrant.  Each whole share purchase warrant entitles the holder to acquire one additional common share at an exercise price of $2.40 per common share for a period of eighteen months expiring April 30, 2008. These warrants are subject to an acceleration clause, see note 6(e). The Company paid cash of $185,998 and issued 169,720 share purchase warrants with the same terms as the private placement, as finder’s fees.

During the year ended March 31, 2007, an aggregate of 2,721,850 common shares were issued for gross proceeds of $2,631,585 on exercise of warrants and broker’s warrants. In addition, a reclassification of $21,354 from contributed surplus to share capital was recorded on the exercise of broker’s warrants.

During the year ended March 31, 2007, 71,685 common shares were issued for gross proceeds of $65,950 on exercise of options.  In addition, a reclassification of $41,471 from contributed surplus to share capital was recorded on the exercise of these options.

During the year ended March 31, 2006, the Company completed a non-brokered private placement of 3,000,000 units at $0.80 per unit for gross proceeds of $2,400,000.  Each unit consisted of one common share and one-half of one common share purchase warrant.  Each whole share purchase warrant entitles the holder to acquire one additional common share at an exercise price of $1.00 per common share for a period of two years expiring October 13, 2007.  These warrants have since been all exercised. The Company paid cash of $72,387 and issued 104,000 share purchase warrants with the same terms as the private placement, as finder’s fees.

During the year ended March 31, 2006, 122,500 common shares were issued for gross proceeds of $907,800 on exercise of options.  In addition, a reclassification of $70,869 from contributed surplus to share capital was recorded on the exercise of these options.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 14

Years ended March 31, 2008 and 2007

Expressed in Canadian Dollars

6.

Share capital (continued)

(c)

Shares held in escrow

As at March 31, 2008, nil (2007 - 45,000) common shares of the Company were the subject of an escrow agreement under which the shares may not be transferred, assigned or otherwise dealt with without the consent of the relevant regulatory body having jurisdiction thereon.

(d)

Stock options

The Company maintains a fixed stock option plan that enables it to grant from time to time options to its directors, officers, employees and other service providers. During the year ended March 31, 2007, the Company amended its stock option plan increasing the number of shares reserved for issuance under the plan to 2,774,683. On October 1, 2007, shareholders of the Company approved a further increase in the number of shares reserved for issuance under the plan to 4,663,290. The options vest as to 25% on the date of the grant and 12 ½ % every three months thereafter for a total vesting period of 18 months.

As summary of the status of options granted under the Company’s stock option plan for the year March 31, 2008 is presented below:

	Number of shares	Weighted average Exercise price

Balance, March 31, 2005	1,348,000	$ 0.92
Granted	280,000	1.44
Exercised	(122,500)	0.92
Cancelled	(80,500)	0.92
Balance, March 31, 2006	1,425,000	1.02
Granted	1,349,000	2.48
Exercised	(71,685)	0.92
Balance, March 31, 2007	2,072,315	1.75
Granted	1,026,000	4.14
Exercised	(200,000)	0.92
Balance, March 31, 2008	3,528,315	$ 2.49

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 15

Years ended March 31, 2008 and 2007

Expressed in Canadian Dollars

6.

Share capital (continued)

(d)

Stock options (continued)

 The following table summarizes the stock options outstanding and exercisable at March 31, 2008:

Exercise price	Number outstanding at March 31, 2008	Expiry date	Number exercisable at March 31, 2008

$0.92	873,315	February 3, 2010	873,315
$1.16	220,000	November 22, 2010	220,000
$2,48	60,000	February 2, 2011	60,000
$2.44	1,230,000	November 10, 2011	1,076,250
$2.85	100,000	December 19, 2011	87,500
$3.38	19,000	March 7, 2012	14,250
$3.60	100,000	October 17, 2012	37,500
$4.20	926,000	February 5, 2013	231,500
	3,528,315		2,600,315

At March 31, 2008, 3,528,315 (2007 - 2,702,315; 2006 - 1,425,000) stock options were outstanding, of which 2,600,315 (2007 - 1,814,315; 2006 - 1,108,500) were exercisable.

At March 31, 2008, the stock options outstanding have a weighted average remaining contractual life of 3.46 years (2007 - 3.61 years).  At March 31, 2008 the stock options exercisable have a weighted average exercise price of $2.61 (2007: $2.01).

During the year ended March 31, 2008, under the fair-value-based method, $1,710,911 (2007 - $1,785,810; 2006 - $557,202) in stock-based compensation expense was recorded in the statements of operations and deficit and $643,488 (2007 - $384,595; 2006 - $Nil) was capitalized to resource properties for stock options granted to directors, employees and consultants of the Company.

The fair value of stock options used to calculate compensation expense has been estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	2008	2007	2006

Risk-free interest rate	3.18%	3.95%	3.81%
Expected dividend yield	0%	0%	0%
Stock price volatility	89%	110%	108%
Expected life of options	4.23 years	4.10 years	3.00 years

The weighted average fair value of options granted during the year ended March 31, 2008 is $2.92 (2007 - $2.56) per option.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 16

Years ended March 31, 2008 and 2007

Expressed in Canadian Dollars

6.

Share capital (continued)

(e)

Warrants – Note 10

The following warrants were outstanding at March 31, 2008. Each warrant entitles the holder to purchase one common share of the Company as follows:

Number of Shares	Exercise Price	Expiry Date
630,500 (1)	$2.40	April 30, 2008
3,208,750 (2)	$3.25	February 16, 2009
330,000	$4.25	May 27, 2009
1,650,000 (3)	$5.25	May 27, 2009

(1) These warrants are subject to an acceleration clause whereby if the shares of the Company trade above $3.25 for a period of 10 consecutive trading days, the Company will have the option to require the earlier exercise of the warrants within 30 days of formal notice from the Company. Subsequent to year end 623,000 of these warrants were exercised and 7,500 expired unexercised (Note 10(a)).

(2) These warrants are subject to an acceleration clause whereby after 9 months from issuance of shares, if the shares of the Company trade above $4 for a period of 20 consecutive trading days, the Company will have the option to require the earlier exercise of the warrants within 30 days of formal notice from the Company.

(3) These warrants are subject to an acceleration clause whereby if the shares of the Company trade above $6 for a period of 20 consecutive trading days, the Company will have the option to require the earlier exercise of the warrants within 30 days of formal notice from the Company.

The continuity of share purchase warrants for 2008 is as follows:

Exercise price	Expiry date	March 31, 2007	Issued	Exercised	Expired	March 31, 2008

$ 1.00	October 13, 2007	505,250	-	(505,250)	-	-
$ 2.40	May 16, 2007	1,165,720	-	(535,220)	-	630,500
$ 3.25	Jan 19, 2008	3,283,750	-	(75,000)	-	3,208,750
$ 4.25	May 27, 2009	-	330,000	-	-	330,000
$ 5.25	May 27, 2009	-	1,650,000	-	-	1,650,000
		4,954,720	1,980,000	(1,115,470)	-	5,819,250

The continuity of share purchase warrants for 2007 is as follows:

Exercise price	Expiry date	March 31, 2006	Issued	Exercised	Expired	March 31, 2007
$ 0.85	January 31, 2007	639,100	-	(639,100)	-	-
$ 1.00	October 13, 2007	2,584,000	-	(2,078,750)	-	505,250
$ 2.40	May 16, 2007	-	1,169,720	(4,000)	-	1,165,720
$ 3.25	Jan 19, 2008	-	3,283,750	-	-	3,283,750
		3,223,100	4,453,470	(2,721,850)	-	4,954,720

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 17

Years ended March 31, 2008 and 2007

Expressed in Canadian Dollars

6.

Share capital (continued)

(e)

Warrants – Note 10

The fair value of broker warrants used to calculate share issuance costs has been estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	2008	2007	2006

Risk-free interest rate	3.74%	4.04%	3.46%
Expected dividend yield	0%	0%	0%
Stock price volatility	66.4%	65.7%	128.25%
Expected life of options	1.5 years	1.5 – 2 years	2 years

The weighted average fair value of broker warrants granted during the year ended March 31, 2008 was $_1.15_ (2007 - $ 1.33; 2006 - $ 0.65) per broker warrant.

(f)

Contributed surplus

	2008	2007	2006

Balance, beginning of year	$ 3,801,353	$ 867,367	$ 313,649
Stock-based compensation	2,354,399	2,170,406	557,202
Brokers’ warrants issued	378,839	826,405	67,382
Transferred to share capital for the exercise of options and warrants	(296,181)	(62,825)	(70,869)
Balance, end of year	$ 6,238,410	$ 3,801,353	$ 867,367

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

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 18

Years ended March 31, 2008 and 2007

Expressed in Canadian Dollars

7.

Related party transactions

Included in professional fees is $24,119 (2007 - $60,508; 2006 - $39,443) paid or accrued for legal fees to a company controlled by a director of the Company and $51,380 (2007 - $51,375; 2006 - $35,895) for accounting fees to a company controlled by an officer of the Company during the year ended March 31, 2008.

Included in consulting fees, wages and benefits is $65,722 (2007 - $50,758; 2006 - $17,005) paid or accrued for consulting fees paid to an officer of the Company during the year ended March 31, 2008.

The Company has entered into a consulting agreement with a director and officer of the Company in the amount of US$7,000 per month plus benefits. The fee was increased to US$12,000 per month effective November 1, 2007. During the year ended March 31, 2008, the Company paid consulting fees and benefits of $183,258 (2007 - $113,758; 2006 - $112,307) under this agreement.

During the year ended March 31, 2008, the Company paid or accrued $125,138 (2007 - $105,036; 2006 - $11,625) for geological fees to a director of the Company. These costs have been included in resource properties.

During the year ended March 31, 2008, the Company paid directors’ fees of $6,000 (2007 - $nil; 206 - $nil) to certain directors of the Company.

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts payable and accrued liabilities at March 31, 2008 is $55,933 (2007 - $97,910) owing to directors of the Company and a company controlled by a director and officer of the Company.

8.

Commitments

The Company is committed to payments regarding agreements to lease its Vancouver office premises as follows:

2009	51,548
2010	12,887
$ 64,435

The Company also has commitments as described in note 5 and note 10(b) related to resource properties and exploration costs.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 19

Years ended March 31, 2008 and 2007

Expressed in Canadian Dollars

9.

Income taxes

The Company has accumulated foreign resource deductions totaling $19,414,000 and non-capital losses of approximately $6,826,000 in Canada and CDN$1,296,000 in Ghana for income tax purposes, which may be carried forward to reduce taxable income of future years.  The non-capital losses expire as follows:

	Ghana	Canada	Total

2009	$ -	$ 22,000	$ 22,000
2010	-	31,000	31,000
2012	281,000	-	281,000
2013	1,563,000	-	1,563,000
2014	-	55,000	55,000
2015	-	370,000	370,000
2026	-	1,098,000	1,098,000
2027	-	1,407,000	1,407,000
2028	-	3,843,000	3,843,000

	$ 1,844,000	$ 6,826,000	$ 8,670,000

A reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2008	2007	2006

Average statutory tax rate	33.47%	34.12%	34.12%

Loss before income taxes	$ (4,316,000)	$ (4,381,000)	$ (2,989,000)

Expected income tax recovery	1,445,000	1,495,000	1,020,000
Increase (decrease) in income tax recovery resulting from:
Permanent differences	32,000	(678,000)	(254,000)
Change in statutory rates	(724,000)	-	-
Change in the valuation allowance for future income tax assets	(753,000)	(817,000)	(766,000)

Income tax recovery	$ -	$ -	$ -

The significant components of the Company’s future income tax assets are as follows:

	2008	2007	2006

Non-capital losses	$ 2,236,000	$ 1,108,000	$ 541,000
Foreign development and exploration expenditures	332,000	435,000	168,000
Share issuance costs	478,000	556,000	(45,000)-
Capital assets	8,000	9,000	5,000

	3,054,000	2,108,000	669,000
Less: valuation allowance	(3,054,000)	(2,108,000)	(669,000)

	$ -	$ -	$ -

The Company has recorded a valuation allowance against its future income taxes based on the extent to which it is more likely-than-not that sufficient taxable income will not be realized during the carry forward period to utilize all the future tax assets.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 20

Years ended March 31, 2008 and 2007

Expressed in Canadian Dollars

10.

Subsequent events

The following events occurred subsequent to March 31, 2008:

Of the 630,500 share purchase warrants exercisable at $2.40 that were outstanding at March 31, 2008, there were 623,000 exercised for which the  Company issued 623,000 common shares for total proceeds of $1,495,200 and the remaining 7,500 expired unexercised.  The Company issued 150,000 common shares at $3.25 per share pursuant to the exercise of share purchase warrants.  The Company issued 200,000 common shares at $0.92 per share pursuant to the exercise of share purchase options.

11.

Segmented information

Geographic Information

The Company operates in one reportable operating segment, being the exploration of resource properties.

	Canada	Ghana	Total

2008
Current assets	$ 13,875,724	$ 1,564,328	$ 15,440,052
Furniture, equipment and leasehold improvements	$ 55,817	$ 69,078	$ 124,895
Resource properties	-	19,104,569	19,104,569

	$ 13,931,541	$ 20,737,975	$ 34,669,516

	Canada	Ghana	Total

2007
Current assets	$ 14,034,792	$ 223,572	$ 14,258,364
Furniture, equipment and leasehold improvements	37,409	-	37,409
Resource properties	-	7,197,740	7,197,740

	$ 14,072,201	$ 7,421,312	$ 21,493,513

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 21

Years ended March 31, 2008 and 2007

Expressed in Canadian Dollars

12.

Financial instruments

(a)

Foreign currency exchange risk:

The Company is exposed to foreign currency fluctuations as many of the Company’s expenditures are in U.S. dollars. As at March 31, 2008, the Company had approximately $1,300,000 of assets denominated in US dollars subject to exchange rate fluctuations between the Canadian dollar and the US dollar.

(b)

Credit risk:

Credit risk reflects the risk that the Company may be unable to recover contractual receivables. The Company does not have significant receivables and no one account represents a concentration of credit risk.  The Company employs established credit approval practices to mitigate this risk.

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

(a)

Mineral properties and deferred exploration costs

Under Canadian GAAP, costs of mineral property exploration and development expenditures are deferred. Both Canadian and US GAAP require that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  US GAAP requires mineral property exploration and land use costs to be charged to operations as incurred until commercially mineable deposits are determined to exist within a particular property as cash flows cannot be reasonably estimated prior to such determination.  Accordingly, for all periods presented, the Company has expensed all mineral property exploration and land use costs for US GAAP purposes.  The costs remaining for US GAAP purposes, if any, relate to mineral property acquisition costs under which the Company acquired a percentage ownership interest in a mineral property.

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

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 22

Years ended March 31, 2008 and 2007

Expressed in Canadian Dollars

13.

United States generally accepted accounting principles (continued)

(b)

Stock-based compensation (continued)

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

(c)

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

(d)

Income taxes

Under Canadian GAAP, future tax assets and liabilities may be recorded at substantively enacted tax rates.  Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates.  There were no significant differences between enacted and substantively enacted tax rates.

Recent accounting pronouncements

Effective January 1, 2007, for US GAAP accounting purposes, the Company has adopted SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and No. 140” (“SFAS 155”). SFAS 155 allows any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” to be carried at fair value in its entirety, with changes in fair value recognized in earnings. In addition, SFAS 155 requires that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or contain an embedded derivative. There in no impact on the Company’s March 31, 2008 consolidated financial statements resulting from the adoption of SFAS 155.

Effective April 1, 2007, for US GAAP accounting purposes, the Company has adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The Company did not have any unrecognized tax benefits at April 1, 2007. In addition, no adjustments were recognized for uncertain tax benefits during the year. Accordingly, there is no impact on the Company’s March 31, 2008 consolidated financial statements resulting from the adoption of FIN 48.

FIN 48 requires that interest expense and penalties related to unrecognized tax benefits be recognized in the Statement of Operations. FIN 48 allows recognized interest and penalties to be classified as either income tax expense or another appropriate expense classification. If the Company recognizes interest expense or penalties on future unrecognized tax benefits, they will be classified as income tax expense.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 23

Years ended March 31, 2008 and 2007

Expressed in Canadian Dollars

13.

United States generally accepted accounting principles (continued)

(e)

Recent accounting pronouncements (continued)

The Company files income tax returns in Canada, the United States and Ghana. Years ranging from 2001 through 2007, as applicable, are subject to examination by the taxing authorities in the respective jurisdictions where returns are filed.

The FASB has issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value under other accounting pronouncements that permit or require measurements, changes the methods used to measure fair value and expands disclosures about fair value measurements. In particular, disclosures are required to provide information on the extent to which fair value is used to measure assets and liabilities; the inputs used to develop measurements; and the effect of certain of the measurements on earnings (or changes in net assets). SFAS 157 is effective for fiscal years beginning after November 15, 2007.  The Company is currently evaluating the potential impact, if any, that the adoption of SFAS 157 will have on its consolidated financial statements.

In March 2008, FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133. This Statement requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting.

This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require comparative disclosures for earlier periods at initial adoption. The Company is assessing the impact of the new standard.

In December, 2007 FASB issued FASB Statement No. 141 (revised 2007), Business Combinations (“FASB 141R”).  FASB 141R changes the accounting for the acquisition of a business in fiscal years beginning after December 15, 2008.  When effective, FASB 141R will replace existing FASB 141 in its entirety.  FASB 141R will apply to a broad range of transactions, provides for new measurement and recognition requirements and provides new disclosure requirements for certain elements of an acquisition.  FASB 141R will apply prospectively to business combinations with an acquisition date on or after the first annual reporting period beginning after December 15, 2008.  Both early adoption and retroactive application are prohibited.  The Company is currently evaluating the impact of the provisions of FASB 141R.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 24

Years ended March 31, 2008 and 2007

Expressed in Canadian Dollars

In February 2007, FASB issued FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities". FASB 159 is effective for fiscal years beginning after November 15, 2007. FASB 159 allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in current earnings. FASB 159 also establishes presentation and disclosure requirements designed to draw comparison between entities that elect different measurement attributes for similar assets and liabilities. The Company is currently evaluating the impact of the provisions of FASB 159.

In December 2007, FASB issued FASB statement No. 160 “Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No.51”.  This statement establishes accounting and reporting standards for the non-controlling interest in a subsidiary.  The guidance is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact of the provisions of FASB 160.

(f)

Reconciliation

The effect of the above measurement differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the consolidated balance sheets and statements of loss and deficit and cash flows is summarized as follows:

Reconciliation of losses reported to US GAAP:

	2008	2007	2006

Net loss as reported in accordance with Canadian GAAP	$(4,316,042)	$(4,381,139)	$(2,989,019)
Adjustments:
Mineral property exploration costs (note 13(a))	(10,232,744)	(5,279,866)	(1,106,195)

Net loss and comprehensive loss under US GAAP	$(14,548,786)	$(9,661,005)	$(4,095,214)

Net loss per share under US GAAP	$(0.59)	$(0.62)	$(0.43)

Reconciliation of total assets, liabilities and shareholders’ equity to US GAAP:

	2008	2007

Total assets under Canadian GAAP	$34,669,516	$21,493,513
Adjustments:
Mineral property exploration costs (note 13(a))	(16,325,347)	(6,092,603)

Total assets under US GAAP	$18,344,169	$15,400,910

Total liabilities under Canadian and US GAAP	$376,532	$351,702

Total shareholders’ equity under Canadian GAAP	34,292,984	21,141,811
Adjustments:
Mineral property exploration costs (note 13(a))	(16,325,347)	(6,092,603)
Total shareholders’ equity under US GAAP	17,967,637	15,049,208

Total liabilities and shareholders’ equity under US GAAP	$18,344,169	$15,400,910

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 25

Years ended March 31, 2008 and 2007

Expressed in Canadian Dollars

13.

United States generally accepted accounting principles (continued)

(f)

Reconciliation (continued)

Reconciliation of consolidated statements of cash flows under US GAAP:

	2008	2007	2006

Cash used in operating activities under Canadian GAAP	$(2,382,527)	$(1,764,862)	$(1,020,466)
Adjustments:
Mineral property exploration costs (note 13(a))	(9,861,207)	(4,924,500)	(1,718,723)

Cash used in operating activities under US GAAP	$(12,243,734)	$(6,689,362)	$(2,739,189)

	2008	2007	2006
Cash used in investing activities under Canadian GAAP	$(11,487,391)	$(5,790,682)	$(1,901,010)
Adjustments:
Mineral property exploration costs (note 13(a))	9,861,207	4,924,500	1,718,723

Cash used in investing activities under US GAAP	$(1,626,184)	$(866,182)	$(182,287)

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing of Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 30, 2008	By: /s/ Daniel T. McCoy
Daniel T. McCoy, President and CEO