Form 20-F
period 2009-03-31
Keegan Resources Inc.
filed 2009-07-01
CIK 1377757

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

Annual Report

[   ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2009

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

600 - 1199 West Hastings Street, Vancouver, British Columbia, V6E 3T5

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.  28,504,553 common shares at March 31, 2009.

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

US GAAP [  ]

International Financial Reporting Standards as issued

by the International Accounting Standards Board

   [  ]

Other  [X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 [X]   Item 18 [  ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes [  ]   No    [X]

ii

KEEGAN RESOURCES INC.

FORM 20-F ANNUAL REPORT

PART III		61

ITEM 17.	FINANCIAL STATEMENTS	61
ITEM 18.	FINANCIAL STATEMENTS	61
ITEM 19.	EXHIBITS	62

iii

FINANCIAL AND OTHER INFORMATION

In this Annual Report, (i) references to “we”, “us”, “our”, the “Company” or “Keegan” mean Keegan Resources Inc. and its subsidiaries, unless the context requires otherwise; (ii) we use the Canadian dollar as our reporting currency and, unless otherwise specified, all dollar amounts are expressed in Canadian dollars and references to “CDN$” or “$” mean Canadian dollars; and (ii) our financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and Note 17 to these financial statements provides a reconciliation of our financial statements to United States generally accepted accounting principles (“U.S. GAAP”).

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements”.  Forward-looking statements can be identified by the use of words such as “anticipate”, “believe”, “plan”, “estimate”, “expect”, and “intend”, statements that an action or event “may”, “might”, “could”, “should”, or “will” be taken or occur, or other similar expressions.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risks associated with outstanding litigation, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officer, directors or promoters of the registrant with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; and tax consequences to U.S. Shareholders; and other risks and uncertainties set out under “Risk Factors” in this Annual Report.  Except as required by applicable law, we do not intend to update any of the forward-looking statements included herein to conform those statements to actual results.

iv

NOTE TO US READERS - DIFFERENCES REGARDING THE DEFINITIONS OF RESOURCE AND RESERVE ESTIMATES IN THE U.S. AND CANADA

Mineral Reserve

The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” used in Keegan Resources Inc.’s (“Keegan” or the “Company”) disclosure are Canadian mining terms that are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Best Practice Guidelines for the Estimation of Mineral Resource and Mineral Reserves (the “CIM Standards”), adopted by the CIM Council on November 23, 2003. These definitions differ from the definitions in the United States Securities and Exchange Commission (the “SEC”) Industry Guide 7 under the Securities Act of 1933, as amended (the “Securities Act”). Under Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

Mineral Resource

The terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” used in the Registrant’s disclosure are Canadian mining terms that are defined in accordance with NI 43-101 under the guidelines set out in the CIM Standards; however, these terms are not defined terms under Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically mineable.

Accordingly, information contained in this report containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

v

PART I

ITEM 1

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Item 1.A

Directors and Senior Management

No disclosure required.

Item 1.B

Advisers

No disclosure required.

Item 1.C

Auditors

No disclosure required.

ITEM 2

OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3

KEY INFORMATION

Item 3.A

Selected Financial Data

The following table presents selected financial data derived from our audited financial statements for the fiscal years ended March 31, 2009, 2008, 2007, 2006 and 2005.  You should read this information in conjunction with our audited financial statements and related notes, as well as Item 4: “Information on the Company” and Item 5: “Operating and Financial Review and Prospects” of this annual report.

Our financial statements have been prepared in accordance with Canadian GAAP in Canadian dollars.  Note 17 to the annual financial statements included herein provides descriptions of material measurement differences between Canadian GAAP and US GAAP as they relate to us and a reconciliation of our financial statements to US GAAP.

Table No. 3

Selected Financial Data

(CDN$ in 000, except per share data)

	Year Ended March 31, 2009	Year Ended March 31, 2008	Year Ended March 31, 2007	Year Ended March 31, 2006	Year Ended March 31, 2005
CANADIAN GAAP
Revenue	Nil	Nil	Nil	Nil	Nil
Expenses	($3,619)	($4,170)	($3,641)	($1,798)	($601)
Other Income (Expenses)	($557)	($146)	($740)	($1,191)	($28)
Loss for the Period	($4,176)	($4,316)	($4,381)	($2,989)	($629)
Loss Per Share	($0.15)	($0.17)	($0.28)	($0.31)	($0.09)
Wtg. Avg. Shares (000)	28,233	24,605	15,595	9,602	6,648
Period-End Shares	28,505	27,468	22,808	12,164	8,011
Working Capital	$2,504	$15,064	$13,907	$625	$664
Resource Properties	$30,358	$19,105	$7,198	$1,449	$529
Long-Term Debt	Nil	Nil	Nil	Nil	Nil
Capital Stock	$43,096	$40,489	$25,459	$4,982	$1,674
Shareholders’ Equity	$33,065	$34,293	$21,142	$2,112	$1,239
Total Assets	$33,718	$34,670	$21,494	$2,372	$1,288
US GAAP
Net Loss	($15,234)	($14,549)	($9,661)	($4,095)	($661)
Loss Per Share	($0.54)	($0.59)	($0.62)	($0.43)	$0.10)
Resource Properties	$2,975	$2,779	$1,105	$343	$498
Shareholders’ Equity	$5,682	$17,968	$15,049	$1,006	$1,208
Total Assets	$6,335	$18,344	$15,401	$1,266	$1,257

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

Exchange Rates

The following tables present for the periods indicated, certain rates of exchange for Canadian dollars in terms of U.S. dollars (based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York):

Table No. 4

U.S. Dollar/Canadian Dollar

Period	Average	High	Low	Close
Fiscal Year Ended March 31, 2009	$1.13	$1.30	$0.98	$1.26
Fiscal Year Ended March 31, 2008	$1.03	$1.16	$0.92	$1.03
Fiscal Year Ended March 31, 2007	$1.14	$1.19	$1.10	$1.15
Fiscal Year Ended March 31, 2006	$1.19	$1.27	$1.13	$1.17
Fiscal Year Ended March 31, 2005	$1.30	$1.40	$1.18	$1.21

	Dec. 2008	Jan. 2009	Feb. 2009	Mar. 2009	Apr. 2009	May 2009
Average	$1.23	$1.23	$1.25	$1.26	$1.22	$1.15
High	$1.30	$1.27	$1.27	$1.30	$1.26	$1.19
Low	$1.20	$1.18	$1.22	$1.22	$1.19	$1.10
Close	$1.22	$1.24	$1.27	$1.26	$1.19	$1.10

The rate of exchange for the Canadian dollar to the U.S. dollar on June 19, 2009 was US$1.00 = Cdn$1.13.

Item 3.B.

Capitalization and Indebtedness

No disclosure required.

Item 3.C.

Reasons for the Offer and Use of Proceeds

No disclosure required.

Item 3.D.

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

A lawsuit has been commenced in Ghana wherein the plaintiff seeks to reclaim Keegan Ghana’s interests in its principal mineral property, the Esaase Concession

As more particularly described under “Item 8.A.7 Legal Proceedings – Esaase Lawsuit”, Sametro Company Limited (“Sametro”), a predecessor in interest of Keegan Ghana to the Esaase Concession, has commenced a lawsuit in Ghana seeking to recover Sametro’s interests in the Esaase Concession.  While Keegan Ghana is confident in its legal position, lawsuits are inherently uncertain, an unfavourable ruling in the lawsuit could deprive Keegan Ghana of its most material asset, which would have severe adverse consequences on the value of the Company.

Should Sametro succeed with the interlocutory application, Keegan Ghana would be required to halt exploration activities on the Esaase Property, delaying Keegan’s exploration program.  Such delay could have a material adverse effect on the value of the Company.

Current global economic conditions

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, could impede the Company’s access to capital or increase its cost of capital.  Since 2007, the U.S. credit markets experienced serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market and a decline in the value and credit quality of mortgage-backed securities. Other adverse events include delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions worsened in 2008 and are continuing in 2009, contributing to reduced confidence in credit and financial markets around the world and the collapse of, and governmental intervention in, major financial institutions. Asset price volatility and solvency concerns have increased, and there has been less liquidity, a widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various government actions, concerns about the general condition of the capital markets, financial instruments and financial institutions persist, and stock markets have declined substantially.

These market disruptions have had a significant material adverse impact on companies in many sectors of the economy and have limited access to capital and credit.  These disruptions could, among other things, make it more difficult for the Company to obtain, or increase the Company’s cost of obtaining, financing for its operations.  Failure to raise capital when needed or on reasonable terms may have a material adverse effect on the Company’s business, financial condition and results of operations.

Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If these factors continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares may be adversely affected.

The Company is also exposed to liquidity risks in meeting its operating and capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and on favourable terms. If these increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares could be adversely affected.

Keegan’s mineral properties may not contain any ore reserves or any known body of economic mineralization.

While there are bodies of mineralization on the Esaase Property, and although Keegan has completed core drilling programs within, and adjacent to, the deposits to determine measured, indicated and inferred mineral resources there are currently no known reserves or body of commercially viable ore and the Esaase Property must be considered an exploration prospect only.  Extensive additional work will be required before Keegan can ascertain if any mineralization may be economic and hence constitute “ore”.  Engineering, socioeconomic and environmental studies are ongoing.  Exploration for minerals is a speculative venture necessarily involving substantial risk.  If the expenditures that Keegan incurs on the Esaase Property do not result in discovery and development of commercial quantities of ore, the value of exploration and acquisition expenditures will be totally lost and the value of Keegan stock negatively impacted.

Mineral Resources disclosed by Keegan for the Esaase Property are estimates only.

Keegan has disclosed mineral resource estimates that have been made in accordance with NI 43-101.  These resources estimates are classified as “measured resources”, “indicated resources” and “inferred resources”.  Investors are cautioned not to assume that any part or all of mineral deposits classified as “measured resources” or “indicated resources” will ever be converted into ore reserves.  Furthermore, “inferred resources” have a great amount of uncertainty as to their existence, and economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

All amounts of mineral resources are estimates only, and Keegan cannot be certain that any specified  level of recovery of metals from the mineralized material will in fact be realized or that the Esaase Property or any other identified mineral deposit will ever qualify as a commercially mineable (or viable) ore-body that can be economically exploited.  Mineralized material that is not mineral reserves does not have demonstrated economic viability.  In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices and actual results of mining.

It is likely that Keegan will require significant additional financing in order to continue its exploration activities and its assessment of the commercial viability of the Esaase Property.

Keegan will likely need to raise additional financing to fund the costs of developing the Esaase Property into commercial production if warranted.  If the costs of Keegan’s planned exploration programs are greater than anticipated, Keegan may have to seek additional funds through public and private share offerings, arrangements with corporate partners, or debt financing.  There can be no assurance that Keegan will be successful in its efforts to raise these required funds, or that it will be able to raise the funds on terms that do not result in high levels of dilution to shareholders.

Keegan has no earnings and may never achieve profitability or pay dividends.

Keegan has a long history of losses and there can be no assurance that Keegan will ever be profitable or be able to secure funds to develop profitable mining operations.  Keegan has paid no dividends on its shares since incorporation.  Keegan presently has no ability to generate earnings as its mineral properties are in the exploration stage.  If Keegan is successful in developing the Esaase Property, Keegan anticipates that it will retain cash resources for the future operation and development of its business.  Keegan does not intend to declare or pay any cash dividends in the foreseeable future.  Payment of any future dividends is solely at the discretion of Keegan’s Board of Directors, which will take into account many factors including Keegan’s operating results, financial conditions and anticipated cash needs.  For these reasons, Keegan may never achieve profitability or pay dividends.

If price for gold declines, Keegan may not be able to raise the additional financing required to fund its exploration activities for the Esaase Property.

The ability of Keegan to raise financing to fund its activities and, if warranted, development of the Esaase Property, will be significantly affected by changes in the market price of the metals it mines or for which it explores.  The price of gold is volatile, and is affected by numerous factors beyond Keegan’s control.  The level of interest rates, the rate of inflation, the world supplies of and demands for gold and the stability of exchange rates can all cause fluctuations in these prices.  Such external economic factors are influenced by changes in international investment patterns and monetary systems and political developments.  The price of gold has fluctuated in recent years, and future significant price declines could cause investors to be unprepared to finance exploration of gold.

Compliance with environmental requirements will take large resources and changes to these requirements could significantly increase the costs to Keegan of developing the Esaase Property and could delay these activities.

Keegan must comply with stringent environmental legislation in carrying out work on the Esaase Property.  Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  Changes in environmental legislation could increase the cost to Keegan of carrying out its exploration and, if warranted, development of the Esaase Property.  Further, compliance with new or additional environmental legislation may result in delays to Keegan’s exploration and, if warranted, development activities.

Changes in government regulations and the presence of unknown environmental hazards on Keegan’s mineral properties may result in significant unanticipated compliance and reclamation costs.

Government regulations relating to mineral rights tenure, permission to disturb areas and the right to develop and operate a mine can adversely affect the operations of Keegan.  Keegan may not be able to obtain all necessary licenses and permits that may be required to carry out exploration at our projects.  Any changes in regulations or shift in political attitude are beyond the control of Keegan and may adversely affect its business.

Keegan is subject to many risks that are not insurable and, as a result, Keegan will not be able to recover losses through insurance should such risks occur.

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development.  Keegan may become subject to liability for pollution, cave-ins or hazards against which it cannot insure.  The payment of such liabilities could result in a material adverse effect on Keegan’s financial position and its results of operations.  Although Keegan maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that the liabilities might exceed policy limits and the liabilities and hazards might not be insurable against.

The market price of Keegan’s common shares is subject to high volatility and could cause investor loss.

The market price of a publicly traded stock, especially a resource issuer like Keegan, is affected by many variables in addition to those directly related to exploration successes or failures.  Such factors include the general condition of market for resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock.  The effect of these and other factors on the market price of Keegan’s common shares suggests Keegan’s shares will continue to be volatile.  Therefore, investors could suffer significant losses if Keegan’s shares are depressed or illiquid when an investor seeks liquidity and needs to sell Keegan shares.

Foreign Operations

We have focused our operations on our Ghana properties.  Nearly all mining projects require government approval regardless of the country.  There can be no certainty that these approvals will be granted to us in a timely manner, or at all.  The laws in foreign countries tend to differ significantly from North America and are subject to change.  Mining operations, development and exploration activities are generally subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, environmental protection and remediation, protection of endangered and protected species, mine safety, toxic substances and other matters.

Mining is also subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production.  The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing mines and other facilities in compliance with such laws and regulations are significant.

Acquisitions of properties in foreign countries are subject to the risks normally associated with conducting business in foreign countries.  Some of these risks are more prevalent in countries which are less developed or have emerging economies, including uncertain political and economical environments, as well as risks of war and civil disturbances or other risks which may limit or disrupt a project, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or appropriation without fair compensation, risk of adverse changes in laws or policies of particular countries, increases in foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, limitations on ownership and repatriation of earnings and foreign exchange controls and currency devaluations.

In addition, we may face import and export regulations, including restrictions on the export of gold, disadvantages of competing against companies from countries that are not subject to Canadian and U.S. laws, including foreign corrupt practices legislation, restrictions on the ability to pay dividends offshore, and risk of loss due to disease and other potential endemic health issues.  Although we are not currently experiencing any significant or extraordinary problems arising from such risks in the foreign country that we have properties in, there can be no assurance that such problems will not arise in the future.

Competition

We operate in a competitive industry and compete with other more well established companies which have greater financial resources than we do.  We face strong competition from other mining companies in connection with exploration and the acquisition of properties producing, or capable of producing, base and precious metals.  Many of these companies have greater financial resources, operational experience and technical capabilities than us.  As a result of this competition, we may be unable to maintain or acquire attractive mining properties on terms we consider acceptable or at all.  Consequently, our revenues, operations and financial condition could be materially adversely affected.

We are subject to fluctuations in currency exchange rates, which could materially adversely affect our financial position.

We maintain most of our working capital in Canadian dollars or Canadian dollar-denominated securities.  We convert our Canadian funds to foreign currencies as certain payment obligations become due.  Accordingly, we are subject to fluctuations in the rates of currency exchange between Canadian dollar and these foreign currencies, and these fluctuations could materially affect our financial position and results of operations. A significant portion of the operating costs at Esaase and Asumura is based on the Ghanaian currency, the Cedi.

Gold exploration is highly speculative, involves substantial expenditures, and is frequently non-productive.

Gold exploration, including the exploration of the Esaase Property and other projects, involves a high degree of risk.  Exploration projects are frequently unsuccessful.  Few prospects that are explored are ultimately developed into producing mines.  We cannot assure you that our gold exploration efforts will be successful.  The success of gold exploration is dependent in part on the following factors:

•

unanticipated adverse geotechnical conditions;

•

incorrect data on which engineering assumptions are made;

•

costs of constructing and operating a mine in a specific environment;

•

cost of processing and refining;

•

availability of economic sources of power;

•

availability of qualified staff;

•

adequacy of water supply;

•

adequate access to the site including competing land uses (such as agriculture and illegal mining);

•

unanticipated transportation costs and shipping incidents and losses;

•

significant increases in the cost of diesel fuel, cyanide or other major components of operating costs;

•

government regulations (including regulations relating to prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands);

•

fluctuations in gold prices;

•

accidents, labour actions and force majeure events;

•

the identification of potential gold mineralization based on superficial analysis;

•

availability of prospective land;

•

availability of government-granted exploration and exploitation permits;

•

the quality of our management and our geological and technical expertise; and

•

the funding available for exploration and development.

Substantial expenditures are required to determine if a project has economically mineable mineralization.  It could take several years to establish Proven and Probable Mineral Reserves and to develop and construct mining and processing facilities.  As a result of these uncertainties, we cannot assure you that current and future exploration programs will result in the discovery of Mineral Reserves, the expansion of our existing Mineral Reserves and the development of mines.

Dilution through employee/director/consultant options could adversely affect Keegan’s stockholders.

Because the success of Keegan is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. There are 3,214,410 share purchase options outstanding as at March 31, 2009, which, if exercised, would result in an additional 3,214,410 common shares being issued and outstanding. (See “Table No. 8 Stock Option Grants under Item 6.B Compensation”).

The risks associated with penny stock classification could affect the marketability of the common stock of Keegan and shareholders could find it difficult to sell their stock.

Keegan’s stock is subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3a51-1.  The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  Keegan ’s common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

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

It may be difficult to bring and enforce suits against Keegan.  Keegan is a corporation incorporated in the province of British Columbia under the British Columbia Business Corporations Act.  A majority of the Company's directors must be residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominantly in Ghana and Canada.  As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

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

ITEM 4

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

Keegan’s executive office is located at Suite 600, 1199 West Hastings Street, Vancouver, British Columbia, Canada V6E 3T5, Telephone: (604) 683-8193, Facsimile: (604) 683-8194, Website: www.keeganresources.com, Email: info@keeganresources.com.  Keegan’s registered office is located at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, BC V6E 4N7.

On January 2, 2008, the Company’s common shares began trading on the American Stock Exchange (now NYSE Amex Equities Stock Exchange). On December 22, 2008, the Company graduated from the TSX Venture Exchange (the “TSX-V”) to the Toronto Stock Exchange (the “TSX”) and commenced trading under the trading symbol “KGN”.

For the purposes of the United States regulatory requirements and United States Generally Accepted Accounting Principles, Keegan is considered to be an exploration stage company.

As at March 31, 2009, the Company has mining interests in West Africa (see “Item 4.D Property, Plant and Equipment”).

Financings

The Company has financed its operations through funds raised in public/private placements of common shares and shares issued upon exercise of stock options and share purchase warrants. Over the past three fiscal years, the Company raised funds through the issuance of the following common shares:

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount
Fiscal 2007	Exercise of share purchase warrants	2,721,850	$2,631,585
	Private Placement, net of share issue costs	2,000,000	$3,395,202
	Private Placement, net of share issue costs	5,662,500	$14,780,513
	Exercise of share purchase options	71,685	$65,950
Fiscal 2008	Private Placement, net of share issue costs	3,300,000	$12,736,928
	Exercise of share purchase warrants	1,115,470	$2,033,528
	Exercise of share purchase options	200,000	$184,000
Fiscal 2009	Exercise of share purchase warrants	773,000	$1,982,700
	Exercise of share purchase options	263,905	$242,793

Capital Expenditures

The Company’s principal capital expenditures (there have been no material divestitures) over the three fiscal years ended March 31, 2009 are as follows:

Year	Resource property acquisition costs	Deferred exploration costs	Furniture, equipment and leasehold improvements	Total
2007	$856,700	$4,924,500	$9,482	$5,790,682
2008	$1,515,725	$9,861,207	$110,459	$11,487,391
2009	$237,161	$10,901,528	$119,631	$11,258,320

Item 4.B

Business Overview

Corporate Development

Keegan is a natural resource company currently engaged in the acquisition and exploration of mineral resources in West Ghana.  Keegan became a public company on June 22, 2001 as a “Capital Pool Company”.

Under the TSX-V Policy 2.4, a company with only minimal working capital is allowed to list on the TSX-V for the purposes of negotiating an acquisition of, or the participation in, assets or businesses, known as a Qualifying Transaction (“QT”). Such companies are classified as a “Capital Pool Company”, or “CPC”, and are governed by a specific set of rules and regulations.

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

As Keegan had not completed a “QT” by December 2003, the directors of the Company scheduled an extraordinary general meeting of its shareholders to request shareholder approval to the proposed listing of Keegan’s shares on the NEX Exchange. The NEX Exchange is a separate board of the TSX-V for companies previously listed on the TSX-V or the TSX, which have failed to maintain compliance with the ongoing financial listing standards of either of these stock exchanges. Shareholder approval was obtained and Keegan’s common shares began trading on the NEX Exchange on February 12, 2004.

On September 7, 2004, Keegan entered into agreements with the Hunter Dickinson Group, Inc. (“HDG”), Anaconda Gold Corp. and Barrick Gold Exploration Inc. whereby it acquired the right to earn an interest in the Horse Mountain Project located in Nevada.

On January 31, 2005, Keegan announced that the TSX-V had accepted the transaction pertaining to the Horse Mountain Project as the “Qualifying Transaction” for the Company and that it no longer considered Keegan to be a Capital Pool Company.  Keegan was reclassified by the TSX-V as a “Gold Ore Mining” company.  On March 1, 2005, the Company began trading on the TSX-V under the name “Keegan Resources Inc.” with the stock symbol of “KGN”.

On March 4, 2005, Keegan announced that it had entered into an option agreement to acquire a 100% interest in the Regent Gold Silver Project located in Mineral County, Nevada.  Keegan terminated its interest in this property in 2007 due to its focus on its properties in Ghana.

On March 11, 2005, Keegan announced that it had entered into an option agreement with GTE Ventures Limited, an unrelated privately held Ghanaian company, to acquire the Asumura gold project located in West Ghana (the “Asumura Property”).  The option agreement allowed Keegan to acquire 100% of the private interest in the Asumura Property, subject to a 3.5% net smelter return (“NSR”) royalty, 50% of which could be purchased by Keegan for US$2,000,000, Keegan’s interest could be earned by performing work expenditures totalling US$1,000,000, delivering cash payments totalling US$100,000 and delivering shares of Keegan totalling US$100,000 in value over a period of three years.  During the year ended March 31, 2008, the Company acquired an option to purchase the remaining 50% of the NSR royalty for an additional US$4,000,000.  Keegan’s interest in the Asumura Property is also subject to the government of Ghana’s 10% carried interest. See “Item 4.D Property, Plant and Equipment - Asumura Project”.

On June 2, 2005, Keegan announced that it had entered into an option agreement to acquire a 100% interest in the Fri Property located in Nye County, Nevada.  During the fiscal year ended March 31, 2006, the Company decided not to pursue its option pertaining to the Fri Property because, after completing preliminary exploration work, management determined that the results did not warrant further exploration work.

On December 7, 2005, Keegan announced that it had entered into an option agreement to acquire a 100% interest in the Black Velvet Gold Project located in Pershing County, Nevada.  Keegan terminated its interest in this property in 2007 due to its focus on its properties in Ghana.

During the fiscal year ended March 31, 2006, management announced that it had decided not to pursue the Company’s option to earn an interest in the Horse Mountain Claims and, as a result, $1,018,587 in acquisition and deferred exploration expenditures associated with the property were written-off. Management took this action because, due to limited financial resources, it determined to concentrate the Company’s efforts on its Ghana properties.

On May 3, 2006, Keegan entered into an option agreement, as amended on June 1, 2006, to purchase a 100% interest in the mining lease for the “Esaase Concession” on the Company’s material property in Ghana, known as the “Esaase Property”, subject to certain royalties and government obligations (see “Item 4.D Property, Plant and Equipment - Esaase Gold Property”). Under this option agreement, Keegan made payments of US$700,000 during 2006 and 2007, including an advance payment of US$200,000 due upon production at the Esaase Property.  Keegan also agreed to issue 780,000 common shares over a three year period, and 40,000 shares were issued in 2006.  The balance of the shares to be issued under the option agreement was renegotiated, and a tripartite agreement was signed on May 29, 2007 (see “Item 4.D Property, Plant and Equipment - Esaase Gold Property”).  In June 2006, the Company entered into an agreement whereby the Company paid US$10,000 and issued 4,000 common shares to Eric Ewen as a finder's fee with respect to the acquisition of Esaase Concession.  In May 2007, the Company paid another finder's fee of US$85,000 and issued 4,000 common shares to Eric Ewen in connection with the renegotiation of the option agreement.

In March 2008, Keegan acquired a 100% interest in the mining lease for the Jeni River Concession for consideration of US$50,000 to the Bonte Liquidation Committee and US$50,000 paid to the Minerals Commission of Ghana to transfer title, subject to a 3.5% NSR royalty and the government of Ghana’s 10% carried interest (see “Item 4.D Property, Plant and Equipment - Esaase Property”).

The Company entered into an option agreement dated March 27, 2008 with Mt. Olives Goldfields, Ltd. to earn a 100% ownership of the Mt. Olives Reconnaissance Concession, which is contiguous to the Asumura Property.  During the year ended March 31, 2009, the Company decided not to pursue its option on the Mt. Olives concession and as a result, $170,596 in acquisition and deferred exploration expenditures were written-off.

Our Properties

All of Keegan’s properties are currently in the exploration stage.  Although its Esaase Property has been determined to contain mineral resources, none of the Company’s properties have been determined to contain any known reserves of minerals.  There can be no assurance that any of Keegan’s properties will be determined to contain reserves of any minerals.

The Company’s material properties currently consist of the Asumura Project and the Esaase Project, both in West Ghana, Africa.  See Item 4.D “Property, Plant and Equipment” below for more information relating to these properties.

Plan of Operations

Our plan of operations for the next 12 months is to:

(a)

undertake further work to perform a preliminary economic assessment of the deposit on the Esaase Property, as well as undertake additional exploration to add to the existing resource estimates and convert additional resources to an indicated resources category.  The first phase of exploration will consist of reverse circulation “RC” drilling of current exploration and resource extension targets, continued auger sampling of coincident soil and geophysical targets, and RC and core drilling targeting higher grade targets of the deposit down dip.  If the first phase of exploration discovered continuous mineralization of potentially economic tenor, then additional exploration expenditure would be warranted and a second phase of exploration will be triggered.  The next phase of the program at the Esaase Property may result in a preliminary scoping study on the indicated and inferred resources, which would determine the amenability of the deposit to different scenarios of mining, milling and ore beneficiation.

(b)

continue exploration of the Asumura property, as well as the Jeni Concession.

Source of Funds for Fiscal 2010

Keegan’s primary source of funds since incorporation has been through the issuance of common shares.

As of March 31, 2009, Keegan had cash and cash equivalents of approximately $2,001,118 and a short-term investment of $1,000,000. In May 2009, the Company raised gross proceeds of $19,200,000 through a short form public offering in Canada and a private placement in the United States of 8,000,000 common shares at a price of $2.40 per common share. The Company paid $960,000 commission and issued 400,000 warrants as compensation to the underwriters on the offering. Each warrant entitles the holders to purchase a common share of the Company at a price of $3.10 per share for a period of 18 months

Additional capital may also be obtained through the exercise of outstanding share purchase options and share purchase warrants. There is no guarantee, however, that any of these share purchase options and share purchase warrants will be exercised.

Keegan has sufficient funds to pursue its business plans for the next 24 months.  Additional financing will be required going forward.  However, there can be no assurance that any such financing will be obtained.

Use of Funds for Fiscal 2010

During the fiscal year ended March 31, 2009, Keegan expended $3,618,899 in general and administrative expenses including property evaluation costs prior to acquisition.

Keegan has budgeted $3,700,000 for general/administrative expenses and $11,155,000 for property exploration and acquisition costs through the end of fiscal 2010.

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

Item 4.C

Organization Structure

Keegan has two wholly-owned subsidiaries: Quicksilver Ventures (Nevada) Inc., a Nevada corporation which is currently inactive, and Keegan Resources (Ghana) Limited, a corporation organized under the laws of Ghana, Africa.

Item 4.D

Property, Plant and Equipment

Although mineral resources have been determined on the Company’s Esaase property, Keegan’s properties are only exploration stage properties and a substantial amount of capital will have to be spent on each property before management will know if they contain commercially viable mineral deposits.

Keegan’s executive offices are located in rented premises of approximately 5,185 sq. ft. at Suite 600, 1199 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3T5.  Keegan began occupying these facilities on December 1, 2008.  Monthly rent is $17,637.

1.

The Asumura Project

The Asumura Project is without known reserves and the work being done by Keegan is exploratory in nature. Keegan’s interest in this property stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

Keegan entered into an agreement with GTE Ventures Ltd. (“GTE”), an unrelated privately held Ghanaian company, which allows Keegan to acquire 100% of the Asumura Property by performing work expenditures totaling US$1 million, deliver cash payments adding together US$100,000 and delivering shares of Keegan totaling US$100,000 in value over a period of three years, under the following schedule:

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

Land Status, Existing Agreements and Permits to Work

The Asumura property currently consists of two exploration concessions:  Fosukrom and Asumura, which together equal 279.4 sq km.  Keegan entered into an agreement with GTE minerals, an unrelated privately held Ghanaian company, which allows Keegan to acquire 100% of the private interest in the Asumura Property by performing work expenditures totaling US$1 million, deliver cash payments adding together US$100,000 and delivering shares of Keegan totaling US$100,000 in value over a period of three years. GTE will retain a 3.5% Net Smelter Return, 50% of which may be purchased for US$2 million by Keegan.  The Ghanaian government is also entitled to claim a 3-6% NSR after the property is converted to a mining license; a 3% has been standard in recent history.  The Ghanaian government is also entitled to participate up to 10% in the project.  During the year ended March 31, 2008, the Company acquired an option to purchase the remaining 50% of the GTE NSR royalty for an additional US$4,000,000.

The exploration license allows Keegan permission to trench and drill on the property, providing Keegan obtains a permit from the Ghana Environmental Protection Agency (the “EPA”).  Keegan obtained its permit for 2006 in January 2006 and its permit for 2007 was received in January 2007.  The exploration license was renewed in January of 2008 and new EPA permit received in the same month.

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

Keegan received approval from the Ghanaian government during the latter part of 2005 to convert its holdings from reconnaissance to exploration concessions. This conversion allowed exploration trenching and drilling to proceed after successful permitting from the EPA in early 2006.

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

In April of 2008, Keegan obtained the contiguous Mt. Olives reconnaissance concession, which tripled the size of the Asumura project. Since that time, the Company has continuously been engaged in surface exploration during April and September of 2008; stream sediment and soil sampling on the newly acquired Mt. Olives reconnaissance concession and soil and auger sampling on the Asumura exploration concessions. During the year ended March 31, 2009, the Company terminated its option agreement on the Mt. Olives concession.

The fiscal 2010 exploration program is scheduled to consist of auger sampling and testing of soil anomalies along the NW, Mangoase and Bia anomalies and an airborne electromagnetic survey in order to obtain a resistivity map for the entire concession. Both of these programs are designed to identify targets to identify potential resources.

The budget for the fiscal 2010 exploration program at Asumura is US$1,000,000 which consists of the following:

Activity	Amount

Geophysics, Geochemistry	US$750,000
Camp Operations, Supplies, Fuel, Transportation	250,000
Total	US$1,000,000

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

2.

Esaase Gold Property

The Esaase Gold Property is without known reserves and the work being done by Keegan is exploratory in nature.  However, the property has been determined to contain mineral resources

Unless stated otherwise, information of a technical or scientific nature related to the Esaase Gold Property contained herein is summarized or extracted from a technical report entitled “Esaase Gold Deposit Resource Estimation” dated April 24, 2009 (the “Technical Report”), prepared by Brian Wolfe, MAusIMM. Mr. Wolfe is independent to Keegan.

Acquisition of Interest

Under an agreement (the “Option Agreement”) dated May 3, 2006 between the Company and Sametro Co. Ltd (“Sametro”), the Company can earn a 100% interest (subject to the Ghanaian Government retaining a 10% underlying interest and a 3% NSR, and a 0.5% NSR owed to the Bonte Liquidation Committee) in the Esaase Project located in Ghana. To earn its interest, the Company must pay US$540,000, issue 780,000 common shares, and spend US$2,250,000 in exploration on the project, all over a 4 year period, to both Sametro and to the Esaase Liquidation Committee (the “Committee”) under the following schedule:

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

In June 2007, the Company announced that it had successfully renegotiated the Option Agreement. In addition to the required payments and share issuances made under the original Option Agreement, the Company paid US$850,000 to an underlying creditor of Sametro and has issued an additional 40,000 common shares to Sametro in exchange for full private ownership of the Esaase Lease. The completion of this transaction now gives the Company sole possession of the lease, which has been signed by the Ghanaian Minister of Lands, Forests, and Mines. The Ghanaian government retains a standard 10% carried interest and 3% NSR and the Committee retains a 0.5% NSR.

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

Project Description and Location

The Esaase Property is located in southwest Ghana, West Africa.  It is located in the Amansi East District, in the Ashanti Region, approximately 35km north east of the regional capital Kumasi (Figure 1).

Figure 1:  Location of Esaase Property

GHANA
Lake Volta
Newmont's
Ahafo
Esaase
Asumura
Accra

Source:  Technical Report

The Esaase Property consists of two mining concessions, named the Esaase Concession and Jeni River Concession.  The Esaase Concession is approximately 10km in a north east direction by 4km in a north west direction covering 42.32km2.  The centre of the Esaase Concession is located at 1º 53’ west, 6º 34’ north.  The Jeni River Concession is approximately 10 km in an east west direction and 5 km in a north south direction.  The centre of the Jeni River Concession is located at 1º 98’ west 6 º 52’ north and covers an area of 49.74 km2.  The boundaries of the Esaase Concession and the Jeni River Concession have not been legally surveyed, but are described by latitude and longitude via decree (see Figure 2).

Figure 2:  Esaase Concession and Jeni Concession

8 km to highway/ high voltage power lines
Amankyea
N
0
2.5
5
kilometres
Esaase Concession
Aboabo
Esaase-Menkyia
Tetrem
Keegan Camp
Esaase
Adobewora
Mpatoam
Bonteso
Gyeninso
Akantaniase
Jeni Concession
LEGEND
Drilled mineralization not in resource
Boundary of Feb 2009 Resource
Paved Roads
Roads (unpaved)
Forest Reserve Boundary
Previous alluvial mining (pre-Keegan)
Individual Dwellings
Village Boundaries

Source:  Technical Report

Mining leases to the Esaase Concession and the Jeni River Concession have been granted to Keegan by the Ministry of Mines and Energy.  The government maintains a 10% carried interest in all mining leases within Ghana, which does not occur until production (i.e. the government receives 10% of all net profits from mining operations).  The surface rights on the Esaase Property are owned by the Ashanti stool (a local ethnic group), and at the production stage the Ashanti stool may apply for the right for compensation.  The amount of the compensation is subject to the approval of the Minister of Mines in consultation with the Land Valuation Board.

The Esaase Concession and Jeni River Concession leases are classified as mining permits, which allow the company to carry out mining provided certain conditions and fee payments are maintained with the Ministry of Mines and Energy.  The Esaase Jeni River Concession lease was granted in 1990 to Jeni River Development Company Limited and the Esaase Concession lease was granted to Bonte Gold Mining in 1990.  Both the Esaase Concession and the Jeni River Concession leases are valid until September 4, 2020.  Both Jeni River Development Company Limited and Bonte Gold Mining went into bankruptcy in 2002.

The Government of Ghana is entitled to acquire a special or “golden share” in any Ghana mining company at any time for no consideration.  This special share may constitute a separate class of shares with such rights and restrictions as the Government of Ghana and the mining company may agree.  In the absence of such agreement, the special share has the following rights:  the special share is a preference share and carries no voting rights, but the holder is entitled to receive notice of and attend and speak at any general meeting of the members or any separate meeting of the holders of any class of shares;  the special share may only be issued to, be held by, or transferred to the Government of Ghana or another person acting on behalf of the Government of Ghana and duly authorized;  the written consent of the holder of the special share is required for all amendments to the organizational documents of the company, the voluntary winding-up or liquidation of the company or the disposal of any mining lease or the whole or any material part of the assets of the company;  the special share does not confer a right to participate in the dividends, profits or assets of the company or a return of assets in a winding-up or liquidation of the company;  and the holder of a special share may require the company to redeem the special share at any time for no consideration or for an amount determined by the company.  Keegan Ghana has not issued or, to date, been requested to issue a special share to the Government of Ghana.

The Government of Ghana has a pre-emptive right to purchase all gold and other minerals produced by Keegan Ghana.  The purchase price would be determined by (a) agreement between Government of Ghana and Keegan Ghana, (b) the price established by any gold hedging arrangement between Keegan Ghana and any third party approved by the Government of Ghana, and (c) the publicly quoted market price prevailing for the minerals or products delivered at the mine where the pre-emptive right was exercised.

History of the Esaase Concession

The Government of Ghana by mining lease (the “Esaase Mining Lease”) dated September 4, 1990 granted the Esaase Concession to Bonte Gold Mines Limited (“BGM”) for a term of 30 years.  Subsequently, in 2003, Bonte Mines Limited, as BGM was subsequently called, went into official liquidation under Section 7 of the Bodies Corporate Official Liquidation Act, 1963 (Act 180) and the Registrar of Companies of the Republic of Ghana was appointed the Official Liquidator of BGM.  By such appointment, the Official Liquidator became legally vested with power and authority to deal with BGM assets, including the Esaase Mining Lease. The Official Liquidator, for valuable consideration, assigned the unexpired (remaining) term of the Bonte Mining Lease to Sametro pursuant to a Deed of Agreement dated July 4, 2005.

The key consideration for the assignment of the Esaase Concession by the Official Liquidator to Sametro was the agreement of Sametro to pay US$800,000 in two instalments of $400,000, the first as deposit and the last instalment of US$400,000 to be paid within 12 months from the effective date of the assignment.  The Esaase Mining Lease, contains provisions for a 10% government carried interest, a 3% NSR to the government, and a 0.5% NSR to the Official Liquidator.

Subsequently, pursuant to the Option Agreement, as amended on June 1, 2006, Sametro granted Keegan the option to acquire 100% interest and title in the Esaase Concession subject to the terms and conditions of the Option Agreement, including cash payments, share issuances to be made and work obligations to be incurred by Keegan.

Under the Option Agreement, Keegan made payments of US$700,000 during 2006 and 2007, including an advance payment of US$200,000 due upon production at the Esaase Concession.  The advance payment was made in order to extinguish the interest of the Official Liquidator in the Esaase Concession.  Keegan also agreed to issue 780,000 common shares over a three year period, of which 40,000 shares were issued in 2006, and the balance of the shares to be issued were renegotiated under the May 29, 2007 tri-partite agreement described below.

The Option Agreement was ratified by a resolution of the Board of Directors of Sametro dated May 18, 2006.  At the material time of entering into the Option Agreement Sametro had only paid the initial cash deposit of US$400,000 to the Official Liquidator and was in default of paying the 2nd instalment amounting to US$400,000.  On April 10, 2007, or thereabouts, it came to Keegan’s attention through a letter of demand from solicitors purporting to act on behalf K.O. Consortium that Sametro was indebted to one Kwame Owusu (trading under the name and style of K.O. Consortium) under a loan agreement, the proceeds of which were used to pay part of the initial deposit of US$400,000, being part of the consideration for the Esaase Concession to the Official Liquidator.

The same letter from the solicitors noted that K.O. Consortium had obtained a High Court judgment enforcing the assignment of the Esaase Concession to K.O. Consortium (the creditors) upon default by Sametro to pay the debt.  To retrieve and protect its interests in the Esaase Concession, Keegan went into tripartite negotiations with K.O. Consortium and Sametro as a result of which Keegan entered into a tripartite agreement dated May 29, 2007, pursuant to which Keegan paid $850,000 to K.O. Consortium through their solicitors to liquidate the debt of Sametro and issued 40,000 common shares to Sametro, in full satisfaction of Keegan’s obligations to Sametro under the Option Agreement.

Pursuant to the tripartite agreement dated May 29, 2007 (and announced June 14, 2007 after Ministerial Approval) Sametro assigned the Esaase Concession to Keegan Ghana by Deed of Assignment (the “Deed of Assignment”) dated May 26, 2007 and stamped as No. LVB 12/91/07.  Based upon an application made by Ekow Amua-Sekyi on behalf of Sametro, the Deed of Assignment further received Ministerial approval as required by the Ghana Mining Act, 2006 (Act 703) as per letter of the Minister of Lands Forestry and Mines dated June 8, 2007.  Thereafter, Keegan, acting through Keegan Ghana, entered into possession of the Esaase Concession to commence active gold prospecting operations thereon.

In July 2008, Sametro commenced a legal proceeding against Keegan Ghana and the Minerals Commission, the statutory regulators of the mining industry in Ghana, claiming the Deed of Assignment was obtained on the basis of fraud.  The Company is vigorously defending against this claim.

In March 2008, Keegan acquired the Jeni River Mining lease for consideration of US$50,000 which was paid to the Bonte Liquidation Committee (the “BLC”) on behalf of Jeni River Gold Mines and US$50,000 paid to the Minerals Commission of Ghana to transfer title.  The Ghanaian government retained a standard 10% carried interest and 3% NSR, and the BLC retained a 0.5% NSR on behalf of BGM.

The Bonte Gold Mining alluvial operation resulted in a large silting of the associated drainage system utilised by the dredging operation.  Under the agreement with the liquidation committee acting on behalf of the Ghanaian Government, Keegan assumes no environmental liability to any resulting environmental liabilities arising from the operations of Bonte Gold Mines on the Esaase Concession.  On the Jeni River Concession, Keegan agreed to reclaim the tailings as part of any large scale mining operation in the drainage.

All resources and areas of more significant exploration potential defined to date lie within the area covered by the lease to the Esaase Concession and the lease to the Jeni River Concession.  Permits to explore on the Esaase Property are obtained from the EPA on a yearly basis.  Keegan currently has an EPA permit to explore for the remainder of 2009.  Keegan also has the right to mine under the existing mining leases;  however, a mine plan will need to be submitted to the EPA who would subsequently issue a mining permit.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Esaase Property is accessed from Kumasi city by taking an asphalt road west 10km to the Bibiani Junction at Asenemuso and then southwest 10km to the village of Wioso.  At Wioso a secondary asphalt road is taken 8km south to the village of Amankyea then by secondary gravel roads a further 11km via the villages of Ahewerwa and Tetrem.  The Esaase Property itself is accessed by a series of secondary roads constructed either by the former Bonte Gold Mines or by Keegan.  Other parts of the Esaase Property are currently undergoing surface exploration and are accessed by both dirt roads and by footpaths.

The annual rainfall is in the range of 1500mm to 2000mm with temperatures ranging from 22°C to 36°C.  A major rainy season occurs from April to July followed by a minor one from September through to October.  Keegan has operated without cessation or delay throughout both rainy seasons.

The Esaase Property is drained by the Bonte River.  The Bonte River is bounded on both sides by steep hills.  The area is predominantly subsistence farmland producing mainly food crops and about 50% of this land is covered with secondary forest and thick brush.  The valley floor has been extensively placer mined and now consists primarily of placer tailings.

The exploration camp on the Esaase Property and surrounding villages are connected to the national electrical grid.  Mobile phone communication is accessible in most parts of the Esaase Property, and a satellite dish is installed in the exploration camp for internet access.  The nearest medical clinic and police station are located at Toase-Nkawie, on the Bibiani Highway, 20km from the exploration camp.  Hospitals and most government offices are available in Kumasi.  Food and general supplies are also purchased in Kumasi.  High voltage power lines run along the Bibiani Highway eight kilometres from the Esaase Property.

History

The Bonte area has a long history of artisanal mining, associated with the Ashanti Kingdom.  There is also evidence of adits driven by European settlers, between the period from 1900 to 1939, although no documented records remain of this activity.  Drilling was conducted on the Bonte river valley alluvial sediments during 1966 and 1967 to determine alluvial gold potential, however the Company has no reliable information on any production during this time.  In 1990, the Bonte mining lease was granted to Akrokerri-Ashanti Gold Mines (“AAGM”) and was later transferred to BGM, a local subsidiary of AAGM.  BGM reportedly recovered some alluvial gold on the Esaase Property, however this past gold production is of no relevance to Keegan’s exploration program as Keegan is focused on the discovery of hard rock resources on the Esaase Property.

Geological Setting

The geology of Ghana is comprised predominantly of rocks of the Birimian and to a lesser extent of units of the Tarkwaian.  The Birimian consists of narrow greenstone (volcanic) belts, which can be traced for hundreds of kilometres along strike but are usually only 20 to 60km wide, separated by wider basins of mainly marine clastic sediments.  Along the margins of the basins and belts there appears to be considerable interbedding of basin sediments and volcanoclastic and pyroclastic units of the volcanic belts.  Thin but laterally extensive chemical sediments, consisting of cherts (type of sedimentary rock), fine-grained manganese-rich and graphitic sediments, often mark the transitional zones.  The margins of the belts commonly exhibit faulting on local and regional scales.  These structures are fundamentally important in the development of gold deposits for which the region is well known.

The Tarkwaian rocks consist of a distinctive sequence of metasediments (quartzite, conglomerate and phyllite) occurring within a broad band along the interior of the Ashanti Belt.  They host important paleoplacer gold deposits in the Tarkwa district.  Equivalent rock types occur in other belts of the region but in relatively restricted areas.  In the type locality at Tarkwa, the sequence is in the order of 2.5km thick, whereas in the Bui belt, comparable units are about 9km thick sediments that mark a rapid period of erosion and proximal deposition during the late-stage of an orogenic cycle.

The Esaase Property area contains a system of gold-bearing quartz veins hosted by tightly folded Birimian-age sedimentary rocks.  Geological units on the Esaase Property have been interpreted by a combination of airborne geophysical resistivity mapping, resource definition drilling and associated outcrop mapping.  The rocks of the Esaase Property can be divided into metasedimentary units with high electrical and electromagnetic resistivity and highly conductive rocks.  Within the resource zone, the host rocks can be divided between phyllite and siltstone (ore zone predominant in hanging wall of resistivity break) and sandstone/greywacke (predominant in footwall of resistivity break).  Host rocks to ore range from massive thinly layered phyllite through interlayered phyllite and siltstone, to massive silt and sandstone.  Although recognizable stratigraphy appears to be present, the similarity of rock types, folding and faulting precludes correlation of individual stratigraphic units at this stage of core drill and outcrop density.  The structural architecture of the Esaase Property area is dominated by fold-thrust patterning followed by a late stage strike-slip deformation event.

The metasediments are intruded post-kinematically by dikes and small stocks of intermediate to felsic composition, i.e. tonalite to granodiorite.  In the southern portion of the deposit on the Esaase Property, these intrusions are intensely brecciated and mineralized and occur at or near the footwall of mineralization and are themselves mineralized.  The existence of weathering profile on the Esaase Property is strongly influenced by topography.  The typical weathering horizon in tropical settings in West Africa consists of laterite (+- duracrust), saprolite, oxidized bedrock, and bedrock (there is often a gradational zone, “saprock” between the saprolite and oxidized bedrock).  At the higher elevations at the Esaase Property, the laterite and saprolite, and much of the saprock has been weathered away, leaving behind oxidized bedrock.  At intermediate elevations the weathering profile is mostly intact and may be covered by transported colluvium.  At the lowest elevations, the entire profile is covered by either alluvium or residual tailings from previous alluvial operations.

Exploration

No modern-style lode exploration was completed on the Esaase Property prior to the commencement of exploration by Keegan in mid 2006.  Since mid 2006, Keegan has undertaken an aggressive exploration program combining soil geochemistry and Induced Polarization (“IP”) geophysical surveys followed by diamond and reverse circulation exploration and resource drilling.

Soil Sampling Program

Keegan commenced a soil sampling program upon acquisition of the Esaase Concession in June 2006 and has received assay results from over 4,000 soil samples.  Sampling was undertaken on north east oriented lines spaced 100-400 meters apart with samples taken at 25 meter intervals along the lines.  This program extended the initial soil sampling completed in March 2006 as part of initial due diligence on the Esaase Concession.  After the acquisition of the Jeni River Concession, Keegan expanded its soil program to the Jeni River Concession and has obtained over 2,100 samples from this concession using an identical sampling regime.

Soil samples were obtained wherever there was not an obvious alluvial disturbance or alluvial material, and care was taken to sample below the organic horizon.  The material below the organic horizon on ridge tops or steep slopes from higher elevations is weathered bedrock, whereas that taken nearer to the alluvial creek bottoms is underlain by colluvium, laterite, and/or saprolite.  Drilling and trenching indicate that soil samples from weathered bedrock, on average, have gold levels within an order of magnitude of the underlying rock values.  Soil samples from non bedrock sources (ie alluvial) tend to have much lower gold values than the underlying bedrock.  As a result of this observation, Keegan has begun an auger sampling program in order to get samples at or closer to the bedrock/soil interface.

Geophysical Programs

An IP program was completed in 2006 which successfully identified significant faults that are interpreted as significant mineralization boundaries.  In order to identify other such structures, Keegan contracted Geotech Ltd. to perform an airborne versatile time domain electromagnetic system geophysical program on the Esaase Property in October 2007, and a total of 2,266 line-km were flown.  In-field data processing involved quality control and compilation of data collected during the acquisition stage using the in-field processing centre established in Ghana.  The survey was flown at nominal traverse line spacing of 200m.  Flight line directions were N130°E/N50°W.  The helicopter maintained a mean terrain clearance of 122m.

The data was processed and interpreted by Condor Consulting, Inc., who performed analysis on line data in order to determine the best time delay channels to use.  Condor performed Layered Earth Inversions, generated depth slices for the survey and characterized the 2D and 3D nature of the survey.  It was found that significant breaks changes in the resistivity values of the rocks along what are interpreted as north east oriented structures occur.  These breaks correlate with the position and orientation of gold anomalies, which are expressed both in the surface soils that overlie these breaks and in the subsurface as indicated by drilling

Mineralization

Gold mineralization on the Esaase Property occurs in quartz - carbonate veins hosted within parallel north east trending, moderately to steeply west dipping bodies of extremely deformed siltstone shale.  One form of disseminated alteration most commonly noted in oxidized rocks is quartz-sericite-pyrite alteration.  This alteration type is not distinctly different in coloration in fresh core and is thus difficult to detect in that state.  Surface weathering converts the sericite to white kaolinite creating a bright white color alteration distinguishable even at great distance when exposed in trenches, road cuts, and drill pads.  At closer scale, pyrite pseudomorphs can be distinguished.  The second stage consists of pervasive carbonate alteration in the form of carbonate porphyroblasts, particularly after andalusite in phyllitic rocks.  Carbonate flooding is more prevalent in siltstone where precursor andalusite porphyroblasts did not form.

Quartz veining occurred within the mineralization envelopes over most of the duration of the extensive fold and thrust and strike slip deformation events on the Esaase Property.  Four stages of veins can be identified, which include an early unmineralized quartz only vein stage which has undergone deformation and brecciation.  A second vein stage consists of myriad fine spider-web-like quartz-carbonate veins.  These veins are also early and are consistently deformed and offset.  The third stage consists of quartz-carbonate±sulfide veins with visible free gold.  The associated sulfide is generally pyrite, but up to 15% of it can be chalcopyrite and minor arsenopyrite variably occurs as well.  Finally, late stage post-mineral calcite veins crosscut all previous features.

Veins that contain visible gold overwhelmingly strike, have sub vertical dips and are either planar or S-shaped.  Thus they are oblique in orientation to the overall strike and dip of mineralization and appear to be bounded by aforementioned thrust faults and can thus be described as en echelon vein sets form en-echelon sets, which were likely emplaced during a transition from fold thrust deformation to left lateral strike slip deformation.

Drilling

Drilling at the Esaase Property has been managed by Keegan and Coffey Mining Pty Ltd. geologists and to date has been constrained geographically to the south central portion of the Esaase Concession.  Surface RC and Diamond Core (“DC”) drilling has been completed, and the ongoing drill program is designed to test the mineralized corridor delineated from soil sampling, trenching, drilling and geophysical interpretations.

The initial 14 diamond drillholes were completed by Eagle Drilling contractors with the remainder completed by Geodrill Ltd. contractors.  Both of these drilling companies are reputable Ghana based companies providing RC and PC Diamond drilling services consistent with current industry standard.  A total of 569 drillholes have been completed totalling 117,958m of which 467 of these drillholes (in the currently defined resource area) were used for the resource estimates on the Esaase Property disclosed in the Technical Report and in Table 2 below.

Drilling Procedures

Drillholes were surveyed on approximately 50m downhole intervals.  The initial 14 diamond drillholes were completed by Eagle Drilling using a Longyear 38 skid mounted diamond drill.  The Geodrill rig utilised in the RC drilling is multipurpose and completed the remaining diamond component of drilling also. Table 1 below summarizes the RC and core sampling program.

Table 1:  Esaase Property
Drilling and Sampling Statistics

Method	Number	Average Length	Total Metres	Number of Assays
RC	399	175	69,953	69,515
RC Precollars with diamond tails	129	297	38,318	19,216 (RC) 18,406 (diamond)
Diamond	41	236	9,688.7	5,932
Total	569	85	117,959.7	113,069

Sampling and Analysis

RC drill chips were collected as 1m intervals downhole via a cyclone into PVC bags, and then weighed prior to splitting.  The collected samples were riffle split using a three tier Jones riffle splitter.  A final sample of approximately 2kg was collected for submission to the laboratory for analysis.  All 1m samples were analysed.  RC chip trays were systematically compiled and logged with all bulk rejects being stored at the Keegan exploration camp in Esaase.

For the DC, nominally 2m intervals were initially taken unless geological features were identified requiring smaller intervals.  After December 2006, nominally 1m intervals were taken.  9.8% of diamond core sampling was submitted as whole core with the remaining 90.2% was submitted as half core.  These sampling intervals are much smaller than the true width of mineralized zones, which is variable throughout the deposit, but is typically in excess of 30m.  After the marking out of the required interval, the core was cut in half by electric diamond blade core saw.  The cut is made 1cm to the right (looking downhole) of the orientation line with the left side being retained and the other half broken up for assay.  In the upper oxide zone, where the core was too friable for diamond saw cutting, the procedure was to dry cut or cleave the core.

Core structure orientations were routinely recorded to assist in determining the controls on mineralization, in establishing a reliable geological model for resource estimation, and to provide additional geotechnical information to determine likely blast fragmentation and pit stability characteristics.  The core was transferred from the trays and pieced together on a V-rail (angle iron) rack and the orientation line (bottom of hole), determined by the orientation tool recorded during drilling, is drawn along the entire length of the assembled core.  Geotechnical logging has recorded percentage core recovery, rock quality density percentage, rock type, weathering, rock strength and fractures per metre.  This basic geotechnical logging is considered appropriate at this stage of project development.

Sample recovery for RC drilling was noted as very good and averages approximately 34kg/m drilled.  Bulk sample weights have been systematically recorded for each metre drilled.  Sample recovery in diamond holes was very good although recoveries for core from the moderate to highly weathered saprolite and highly fractured and brecciated zones returned poor recoveries.  Keegan utilised HQ3 drilling to minimize the core loss in the weathered zones.

The sampling procedures adopted for drilling are consistent with current industry best practise.  Samples collected by diamond coring within the highly weathered zones are of moderate quality, with the remainder being high.  Sample recoveries and quality for the RC drilling are high with drilling switching to diamond core once wet samples were noticed.  Dedicated drillhole twinning of the DC drilling and RC drilling has not been completed by Keegan at this stage and it is difficult to determine if any negative bias has resulted in the DC drilling due to the use of water.  A number of the DC holes had poor recovery in the highly weathered zone and there exists potential to wash the fine gold associated with the fractures and veining and therefore underestimate the gold content.  RC field duplicate samples are routinely collected to allow assessment of the field sampling error (or bias) once the laboratory error, determined from analysis of pulp duplicates, has been subtracted.  Acceptable reproducibility has been identified during an assessment of RC field duplicate data generated and no distinct bias is evident.

The quality control (“QC”) procedures adopted by Keegan include:  insertion of 16 internationally certified standard reference material; insertion of blank material; RC field duplicates taken; diamond core field duplicates completed by a second split at the 3mm jaw crushing stage; submission of selected umpire (control) samples to Societe Generale de Surveillance (“SGS”); and review by Keegan and the internal laboratory QC data on a batch by batch basis.  In addition, the laboratories used by Keegan (SGS Tarkwa, Transworld Tarkwa, and ALS Kumasi) employ various quality control procedures that are in accordance with industry standards.  SGS Tarkwa has been used as the primary laboratory by Keegan since February 2007.  The Technical Report analyzed certain QC data including standard and blanks (both field and laboratory), RC filed duplicates, and laboratory repeats, re-assayed pulps and umpire assaying, and generally found equivalent means and acceptable levels of precision in the majority of cases, with some minor exceptions.

The Technical Report concluded that the current Quality Assurance/Quality Control (“QA/QC”) systems in place at the Esaase Property to monitor the precision and accuracy of the sampling and assaying are adequate and should continue to be implemented.  Pertinent conclusions from the analysis of the available QA/QC data include:  use of Certified Standard Reference material has shown a significant relative low bias for SGS, Tarkwa; use of Certified Standard Reference material has shown a relative high bias for Transworld, Tarkwa and this interpretation is supported by the umpire analysis program; repeat analyses have confirmed that the precision of sampling and assaying is generally within acceptable limits for sampling of gold deposits; and umpire analysis at Genalysis in Perth has shown a lack of precision between the various laboratories.  This lack of precision is currently unexplained and requires investigation.

Security of Samples

The close scrutiny of sample submission procedures by Keegan technical staff, and the rapid submission of samples from drilling for analysis, provides little opportunity for sample tampering.  Equally, given the umpire assaying via an external international laboratory and the regular ‘blind’ submission of international standards to both the primary and umpire assay facilities, any misleading analytical data is readily recognised and investigated.

Keegan sampling procedures require samples to be collected in staple closed bags once taken from the rig.  They are then transported to the Esaase Property camp to be picked up by the laboratory truck.  The laboratory truck then takes them to the laboratory directly.  Reference material is retained and stored at the Keegan exploration camp at the Esaase Property, as well as chips derived from RC drilling, half-core and photographs generated by diamond drilling, and duplicate pulps and residues of all submitted samples.  Assessment of the data indicates that the assay results are generally consistent with the logged alteration and mineralization, and are entirely consistent with the anticipated tenor of mineralization.

The assay method applied by Transworld Tarkwa and SGS Tarkwa for the Esaase Property drilling includes:  sample preparation where 3kg or less of sample was dried, disaggregated, and jaw crushed to 3mm, sample was pulverised to a nominal 95% passing -75 micron using an LM2 pulveriser; and two pulp samples were taken for analysis and pulp storage.  In addition, sample analysis involved 50g charge, fire assay fusion, lead collection, and atomic absorption spectrometer (“AAS”) determination to 0.1parts per million (“ppm”).

The assay method applied by ALS Kumasi for the Esaase Property drilling includes:  3kg or less of sample that was dried, disaggregated, and jaw crushed to 2mm with a nominal 70% passing 2mm; sample was pulverised to a nominal 85% passing -75 micron using an LM2 pulveriser; and two pulp samples are taken for analysis and pulp storage.  In addition, sample analysis involved a 50g charge, fire assay fusion, lead collection, and AAS determination to 0.1ppm

Analytical procedures associated with data generated to date by SGS Tarkwa, Transworld Tarkwa, and ALS Kumasi are consistent with current industry practise and are considered acceptable for the style of mineralization identified at the Esaase Property.

Mineral Processing and Metallurgical Testing

Preliminary metallurgical testwork was conducted on behalf of Keegan by Coffey Mining Pty Ltd. in July 2007, to determine potential amenability of oxide, transition and fresh ore zones to heap leach as well as carbon in leach (“CIL”) processing routes.  Testwork was completed at the IML laboratory in Perth, Western Australia.  All three ore zones displayed amenability to conventional gold recovery via cyanidation with reasonable gold recoveries and reagent consumptions at both ‘as received’ RC chip sizing, and after grinding to typical CIL size ranges.

Mineralogical examination of the three ore zones indicated the presence of coarse gold in the transitional and fresh samples.  This gold was generally fine at around 10 microns (“µm”) and occluded in pyrite, with the exception of the fresh sample which contained larger, free gold grains up to 300µm in size.  Sulphide was predominately pyrite and minor arsenopyrite.

The ‘as received’ bottle roll tests conducted at approximately 1mm were used to indicate the likely amenability to heap leaching.  The oxide material produced a recovery of 85.8% with a residue of 0.18g/t which is within the range of heap leach viable ores.  The RC chip sample had a P80 sizing of 478µm which is considerably finer than would be achieved in a full scale crushing operation and requires follow up bottle roll and column testwork at coarser size fractions to confirm gold recovery and percolation rate information.

The fresh and transitional zones produced recoveries of 66.8% and 65.3% respectively, with considerably higher residues ranging from 0.60g/t – 0.74g/t.  These samples, although potentially heap leachable, were also considerably finer than would be achieved in a full scale crushing plant, and hence gold recoveries at coarser size fractions need to be investigated further.  Both the transition and fresh samples were of a relatively high gold grade, which can bias the gold recovery percentages.  At a lower head grade with the same residue value, the recovery percentage would be significantly lower.

The cyanidation testwork carried out at differing grinds was used to estimate the likely performance of a conventional CIL process route, including grind sensitivity, indicative gold recovery and reagent consumptions for each ore zone.  In all three cases, maximum recoveries were achieved at 75µm, however the oxide material showed little difference in recovery and residue grades below 300µm.  The grind dependent nature of the fresh and transitional ores corresponds with the mineralogical data, in that the fine gold occluded in sulphide grains is liberated at finer grind sizes.  Residue analysis indicated that a large portion of the non-leached gold resided in the -45µm fraction.  The recoveries ranged from 79.4% for fresh material, 87% for transitional, and 91.4% for oxide, with residues of 0.37g/t, 0.32g/t, and 0.08g/t respectively.

In 2008, Keegan contracted Lycopodium Ltd and Coffey Mining Pty Ltd., both in Perth Australia, to perform a preliminary scoping study for the Esaase Property.  The scoping study entails detailed metallurgical studies and such studies are underway under the direction of Amdel labs in Perth Australia.  Although the studies have not been completed, preliminary indications confirm the presence of coarse gold and tests to examine the potential for gravity recovery to enhance recovery have been proposed and accepted.  Preliminary results from Amdel on composite samples indicate that a higher percentage of gold may be detected in screen fire assay than in regular fire assay.  Keegan selected 103 representative samples from four intercepts of fresh core to examine the relationship between standard 50g fire assay and screen fire assay.  The assay results show that the screen fire assay results are 28% higher than that of the standard fire assay.  Investigations are ongoing and a much larger sample set is being tested to determine whether the increase in grade in the screen fire assay is statistically significant.

Mineral Resource Estimates

NI 43-101 compliant indicated and inferred resources were estimated on the Esaase Property as of February 27, 2009 (the “2009 Resource Estimates”), and are summarized in Table 2 below.  Mineral resources that are not mineral reserves do not have demonstrated economic viability

Table 2:  Esaase Property Resources - as of February 28, 2009

Lower Cutoff Grade (g/t Au)	Tonnes (Mt)	Average Grade (g/t Au)	Gold Metal (Mozs)
Indicated
0.4	57.987	1.2	2.278
0.5	49.248	1.4	2.153
0.6	41.942	1.5	2.025
0.7	35.748	1.7	1.898
0.8	30.656	1.8	1.777
0.9	26.322	2.0	1.660
1.0	22.782	2.1	1.552
Inferred
0.4	41.664	1.2	1.653
0.5	34.054	1.4	1.546
0.6	28.573	1.6	1.451
0.7	24.430	1.7	1.365
0.8	20.649	1.9	1.275
0.9	17.914	2.1	1.201
1.0	15.852	2.2	1.139

All grade estimation for the resource estimates on the Esaase Property was completed using Multiple Indicator Kriging for gold.  This estimation approach was considered appropriate based on review of a number of factors, including the quantity and spacing of available data, the interpreted controls on mineralization, and the style of mineralization.  The estimation was constrained with geological and mineralization interpretations.  The 2009 Resource Estimates was based on the available exploration drillhole database which was compiled by Coffey Mining Pty Ltd., and the database was reviewed and validated by Coffey Mining Pty Ltd.  Data included samples from extensive trenching, but only the RC and diamond drilling sample data were included for use in the modelling process.  A total of 467 RC and diamond drillholes were used in the 2009 Resource Estimates.

Samples were composited to 3m down-hole lengths with residual intervals less than 1.5m length being deleted from the composite file.  Prior to deletion of composites less than 1.5m, statistical analysis was undertaken to determine the impact on mean gold grades.  Deletion of these composites was deemed to have negligible impact on mean grades and was therefore appropriate.  The resulting file contained 13,496 composites with gold grades within mineralized domains.

The 2009 Resource Estimates were classified as indicated or inferred resources based on the confidence levels of the key criteria that were considered during the resource estimation, including drilling techniques, logging, drill sample recovery, sub-sampling techniques and sample preparation, quality of assay data, verification of sampling and assaying, location of sampling points, data density and distribution, database integrity, geological interpretation, rock dry bulk density, estimation and modelling techniques, and mining factors or assumptions (Multiple Indicator Kriging; 8mE x 10mN x 2.5mRL Selective Mining Unit).

Exploration

Keegan plans to undertake further work to perform a preliminary economic assessment of the deposit on the Esaase Property, as well as undertake additional exploration to add to the existing resource estimates and convert additional resources to an indicated resources category.  The first phase of exploration will consist of RC drilling of current exploration and resource extension targets, continued auger sampling of coincident soil and geophysical targets, and RC and core drilling targeting higher grade targets of the deposit down dip.  If the first phase of exploration discovered continuous mineralization of potentially economic tenor, then additional exploration expenditure would be warranted and a second phase of exploration will be triggered.  The next phase of the program at the Esaase Property may result in a preliminary scoping study on the indicated and inferred resources, which would determine the amenability of the deposit to different scenarios of mining, milling and ore beneficiation.

The budget for fiscal 2010 exploration and development on the Esaase Property has a total budget of US$11,155,000 which consists of:

Activity	Amount
Exploration: Drilling, Trenching, Drill Pad Preparation, Assays, Database, Geochemistry	US$6,400,000
Development Studies: Metallurgy, Engineering, Environmental Baseline and Reclamation	2,055,000
License and Acquisitions	1,000,000
Camp Operations, Supplies, Fuel and Transportation	1,700,000
Total	US$11,155,000

ITEM 4A

UNRESOLVED STAFF COMMENTS

There are no unresolved staff comments.

ITEM 5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our results of operations and financial condition for the fiscal years ended March 31, 2009, 2008 and 2007 should be read in conjunction with the consolidated financial statements and the notes thereto included elsewhere herein and Item 4: “Information on the Company”.

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

Results of Operations

Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008

During the current year, Keegan terminated the agreement to acquire an interest in the Mt. Olives concession. Consequently it wrote off $170,596 in acquisition and deferred expenditures pertaining to the Mt. Olives concession.

During the year ended March 31, 2009, Keegan reported a loss of ($4,176,396) or ($0.15) per share compared to a loss of ($4,316,042) or ($0.17) per share during the previous year, a decrease of $139,646.

Expenses incurred during the fiscal year ended March 31, 2009 decreased by $551,149 as compared to expenses incurred during the fiscal year ended March 31, 2008.

The primary reason for the decrease in the loss was the decreases in the amount of $1,124,259 in stock-based compensation, $13,536 in foreign exchange loss and $281,595 in travel, advertising and promotion, being offset by increases in amortization by $17,373, consulting fees, directors’ fees and wages and benefits by $467,197, office, rent and administration by $38,548, professional fees by $288,500, regulatory fees by $44,002 and write-off of interest in resource properties by $170,596 and a decrease in interest income by $253,331.

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

Liquidity and Capital Resources

The Company reported working capital of $2,504,131 at March 31, 2009 compared to working capital of $15,063,520 at March 31, 2008, representing a decrease in working capital by $12,559,389. As at March 31, 2009, the Company had cash and cash equivalents of $2,001,118 and short-term investments of $1,000,000 compared to cash and cash equivalents of $15,241,053 at March 31, 2008. Financing for the Company’s operations was funded primarily from private placements and the exercise of share purchase warrants and share purchase options. During fiscal 2009, $1,982,700 of capital was obtained from the exercise of share purchase warrants and $242,793 was obtained from the exercise of share purchase options. Subsequent to March 31, 2009, the Company raised $18,240,000 net of commission of $960,000.

During the fiscal year ended March 31, 2009, Keegan expended $3,618,899 in general and administrative expenses including property evaluation costs prior to acquisition. Keegan has budgeted $3,700,000 for general and administrative expenses and $11,155,000 for property exploration and acquisition costs through the end of fiscal 2010.

The Company believes it currently has sufficient working capital on hand to meet its expected capital requirements for fiscal 2010.  The Company will require additional financing going forward.  Additional funds may be received through the exercise of currently outstanding common stock warrants, as well as the possible exercise of common stock options.  The Company may also sell additional common shares either as a private placement or common stock offering during the year.  However, there can be no assurance that any such additional funds will be obtained.

Current assets decreased by $12,283,265 from $15,440,052 at March 31, 2008 to $3,156,787 as at March 31, 2009. The decrease in current assets is primarily attributable to capital expenditures of $12,258,320 related to resource property acquisition costs, deferred exploration costs, short-term investments and purchase of furniture, equipment and leasehold improvements.

Non-cash working capital balances decreased by $29,049 for the fiscal year ended March 31, 2009 and cash utilized in operating activities totaled $3,207,108. During the prior year, non-cash working capital increased by $163,361 while cash utilized in operating activities was $2,382,527.

During the year, the Company utilized an aggregate of $237,161 of its cash to acquire various interests in resource properties, utilized $10,901,528 for deferred exploration, $119,631 to purchase equipment, furniture and leasehold improvements and acquired a short-term investment of $1,000,000.

During the year, the Company generated net cash of $1,982,700 from the exercise of 623,000 warrants at a price of $2.40 per share and 150,000 warrants at a price of $3.25 per share. The Company also raised $242,793 from the exercise of 263,905 stock options at an exercise price of $0.92 per share.

The other sources of funds potentially available to the Company are through the exercise of outstanding 400,000 share purchase warrants at $3.10 per share which expire November 27, 2010, 609,410 stock options at $0.92 per share which expire February 3, 2010, 220,000 options at $1.16 per share which expire November 22, 2010, 60,000 options at $2.48 per share which expire February 2, 2011, 1,230,000 options at $2.44 per share which expire November 10, 2011, 19,000 options at $3.38 per share which expire March 7, 2012, 87,500 options at $3.60 per share which expire October 17, 2012, 657,000 options at $4.20 per share which expire February 5, 2013 and 25,000 options at $1.12 per share which expire January 15, 2014. There can be no assurance, whatsoever, that any of these outstanding exercisable securities will be exercised.

Financing for the Company’s operations was funded primarily from various share issuances through private placements and exercise of warrants and options. The Company has and may continue to have capital requirements in excess of its currently available resources. In the event the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

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

US GAAP Reconciliation

Our financial statements are prepared in accordance with Canadian GAAP.  However, Note 17 to the financial statements included herein provides a reconciliation of the statements to U.S. GAAP.

Item 5.C

Research and Development, Patents and Licenses, etc.

The Company conducts no research and development activities, and has no patents and licenses, nor is it dependent upon any for its business.

Item 5.D

Trend Information

The Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company’s liquidity either materially increasing or decreasing at present or in the foreseeable future.

Item 5.E

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes of financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, which individually or in the aggregate is material to our investors.

Item 5.F

Tabular Disclosure of Contractual Obligations

The following shows the Company's contractual obligations as at March 31, 2009:

Contractual Obligations	Total	1 – 3 Years	4 – 5 Years	After 5 Years
Lease commitments (1)	$1,039,972	$668,553	$371,419	---

(1)

The Company has entered into lease agreements for its corporate office premises.

ITEM 6

DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

Item 6.A

Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers:

Table No. 6

Directors and Senior Management

Name	Position	Age	Date of First Election or Appointment

Daniel T. McCoy	President, CEO & Director	48	November 25, 2004
Tony M. Ricci	Chief Financial Officer	46	November 21, 2005
Michael Bebek	Corporate Secretary	33	December 1, 2005
Richard J. Haslinger	Director	44	May 11, 2004
Robert J. McLeod (1)	Director	38	February 3, 2005
Gordon J. Fretwell (1)	Director	56	February 24, 2004
Mark Orsmond (1)	Director	42	September 10, 2007

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

Tony M. Ricci is a former Director and the Chief Financial Officer of Keegan. Mr. Ricci is a chartered accountant who received his designation as a CA (Chartered Accountant) in 1989 and spent 100% of his time in public and private practice from that time through August of 2005. His recent employment history is disclosed in the following table:

Position	From	Until
Self-employed consultant	1994	Present
CFO and Director, Norsement Mining Inc.	August 2005	October 2007
CFO and Director Keegan Resources	November 2005	Present
CFO, Remstar Resources Ltd.	April 2006	Present
CFO and Secretary Altair Ventures	January 2006	Present
CFO, Petaquilla Minerals Ltd.	November 2006	January 2008
CFO, Mosam Capital Corp.	March 2006	April 2008
CFO, Milk Capital Corporation	December 2006	Present
CFO, Petaquilla Copper Ltd.	January 2007	January 2008
CFO and Director, Lornex Capital Inc.	May 2008	Present
President and Director Jantar Resources Ltd.	May 2008	Present
CFO, EmerGeo Solutions Inc.	May 2008	Present

Mr. Ricci resigned as a Director of the Company on September 10, 2007 but continued as CFO. He spends 15% of his time on the affairs of Keegan.

Michael Bebek has the Corporate Secretary of Keegan since December of 2005. Mr. Bebek’s recent employment history is disclosed in the following table:

Position	From	Until
Self-employed computer consultant	January 2001	April 2004
Enwin Resources Inc., President and Director	June 2002	Present
Keegan, Investor Relations	March 2004	December 2005
Keegan, Corporate Secretary	December 2005	Present

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

Item 6.B

Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during the year ended March 31, 2009 was CDN$302,902 in consulting fees, CDN$76,660 in professional fees, $155,404 in geological fees and $21,600 in directors’ fees paid to directors and officers of the Company.

The following table sets forth information regarding compensation paid to our executive officers for the fiscal periods indicated:

Table No. 7

Officer and Director Compensation

		Annual Compensation			Long Term Compensation
					Awards		Payouts
NEO Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Option/ SAR’s Granted (#)	Shares/Units Subject to Resale Restrictions ($)	LTIP Pay-outs ($)	All Other Compen-sation US($)
Daniel T. McCoy	2009 2008 2007	162,372 108,276 81,336	25,040 47,844 Nil	Nil Nil Nil	Nil 75,000 225,000	Nil Nil Nil	Nil Nil Nil	24,220 21,421 20,817
Tony M. Ricci	2009 2008 2007	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 30,000 25,000	Nil Nil Nil	Nil Nil Nil	76,660 51,380 30,943
Michael Bebek	2009 2008 2007	Nil Nil Nil	10,000 Nil Nil	Nil Nil Nil	Nil 50,000 50,000	Nil Nil Nil	Nil Nil Nil	81,270 65,722 46,144
Richard J. Haslinger	2009 2008 2007	Nil Nil Nil	25,000 14,532 Nil	Nil Nil Nil	Nil 45,000 125,000	Nil Nil Nil	Nil Nil Nil	130,404 106,702 95,487
Robert J. McLeod	2009 2008 2007	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 20,000 50,000	Nil Nil Nil	Nil Nil Nil	7,200 2,906 Nil
Gordon J. Fretwell	2009 2008 2007 2006	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil 20,000 25,000 Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	7,200 24,119 55,007 34,298
Mark Orsmond	2009 2008 2007	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 100,000 Nil	Nil Nil Nil	Nil Nil Nil	7,200 2,906 Nil

The following table sets forth information regarding stock options held by our directors and officers as of March 31, 2009:

Table No. 8

Stock Option Grants

Name	Number of Options Held	% Of Total Options Granted	Exercise Price per Share	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant
Tony Ricci	75,000	34%	$1.16	11/21/05	11/21/10	$1.16
	25,000	2%	$2.44	11/10/06	11/10/21	$2.44
	30,000	3%	$4.20	02/05/08	02/05/13	$4.20

Michael Bebek	75,000	7%	$0.92	02/03/05	02/03/10	$0.92
	25,000	11%	$1.16	11/21/05	11/21/10	$1.16
	50,000	4%	$2.44	11/10/06	11/10/11	$2.44
	50,000	5%	$4.20	02/05/08	02/05/13	$4.20

Richard Haslinger	70,000	7%	$0.92	02/03/05	02/03/10	$0.92
	40,000	67%	$2.48	02/02/06	02/02/11	$2.48
	125,000	10%	$2.44	11/10/06	11/10/11	$2.44
	45,000	5%	$4.20	02/05/08	02/05/13	$4.20

Dan McCoy	194,410	24%	$0.92	02/03/05	02/03/10	$0.92
	225,000	18%	$2.44	11/10/06	11/10/11	$2.44
	75,000	8%	$4.20	02/05/08	02/05/13	$4.20

Gordon Fretwell	200,000	19%	$0.92	02/03/05	02/03/10	$0.92
	25,000	2%	$2.44	11/10/06	11/10/11	$2.44
	20,000	2%	$4.20	02/05/08	02/05/13	$4.20

Rob Mcleod	70,000	7%	$0.92	02/03/05	02/03/10	$0.92
	50,000	4%	$2.44	11/10/06	11/10/11	$2.44
	20,000	2%	$4.20	02/05/08	02/05/13	$4.20

Mark Orsmond	100,000	100%	$3.60	10/17/07	10/17/12	$3.60

Consultant	20,000	33%	$2.48	02/02/06	02/02/11	$2.48
Consultant	120,000	55%	$1.16	11/21/05	11/21/10	$1.16
Consultants	730,000	59%	$2.44	11/10/06	11/10/11	$2.44
Consultant	19,000	100%	$3.38	03/07/07	03/07/12	$3.38
Consultants	636,000	74%	$4.20	02/05/08	02/05/13	$4.20
Consultant	100,000	100%	$1.12	01/15/09	01/15/14	$1.12

During fiscal 2009, Dan McCoy exercised 63,905 options at a price of $0.92 per share.

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

Stock Options.  Keegan may grant stock options to Directors, Senior Management, consultants and employees. Stock options have been granted and 200,000 were exercised by a consultant during Fiscal 2009. Refer to Item #6.E., "Share Ownership" and Table No. 8 for information about stock options outstanding.

Change of Control Remuneration.  Keegan had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of Keegan in Fiscal 2009 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

Other Compensation.  No Senior Management/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation.  Except for the stock option program discussed in Item #6.E., Keegan had no profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to Keegan’s Directors or Senior Management. The Company does not have a formal annual incentive bonus plan in place.  Any award of a bonus to Senior Management is entirely at the discretion of the Board of Directors. In considering the payment of a discretionary bonus to Senior Management, the Committee takes into account the individual performance and efforts of the officer during the year, the progress made by the Company in furthering its business plan and the overall economic climate.

Pension/Retirement Benefits.  No funds were set aside or accrued by Keegan during Fiscal 2009 to provide pension, retirement or similar benefits for Directors or Senior Management.

Keegan is obligated to pay the following individuals, who are under contract to the Company: Dr. Daniel McCoy receives a salary of US$12,000 per month and is paid health benefits up to $1,155 per month. Dr. McCoy can be terminated by Keegan with four weeks notice. Michael Bebek is paid Cdn$300 per day and he can be terminated with two weeks notice. Tony Ricci is paid Cdn$175 per hour and if he requires his assistant’s services she is paid Cdn$100 per hour. Mr. Ricci can be terminated with two weeks notice.  See Item 10.C.

Item 6.C

Board Practices

The Directors hold office for a term of one year or until the next annual general meeting of the Company, at which time all directors retire, and are eligible for re-election.  Information concerning the length of each Director’s service is set forth in “Item 6.A--Directors and Senior Management”.  Except as described in “Item 6.B Compensation” above, none of our directors has any service agreements with the Company providing for benefits upon termination of employment.

Constitution and Independence of the Board

The Company’s board of directors currently consists of five directors.  Three of the directors, Gordon Fretwell, Robert McLeod and Mark Orsmond, being a majority, are considered independent of management and of any significant shareholder and are considered competent to exercise independent judgment in carrying out their responsibilities as directors.  None of these directors have any direct or indirect material relationship with the Company or have any relationship pursuant to which they may accept directly or indirectly any consulting, advisory or other compensatory fees, other than as remuneration for acting in his capacity as a member of the Board of Directors or any committee thereof.

Daniel McCoy, is not independent in that he is also President and Chief Executive Officer of the Company.  Richard Haslinger is not independent as he is acting as a consultant for the Company.

Board of Director Committees

There are four board committees, the Audit Committee, Compensation Committee, Disclosure Committee and the Nominating and Corporate Governance Committee.

Audit Committee

The Audit Committee operates under an Audit Committee Charter which is disclosed under the Company’s Management Information Circulars and may be viewed at www.SEDAR.com. The Audit Committee is comprised of Gordon Fretwell, Robert McLeod and Mark Orsmond (Chair) all of whom are independent. The Audit Committee reviews the annual and quarterly financial statements of the Company, oversees the annual audit process, the Company’s internal accounting controls, the resolution of issues identified by the Company’s auditors and recommends to the Board the firm of independent auditors to be nominated for appointment by the shareholders at the next annual general meeting.  In addition, the Audit Committee meets annually with the external auditors of the Company. The Audit Committee met four times during the year ended March 31, 2009.

Compensation Committee

The Compensation Committee is comprised of three directors, Gordon J. Fretwell (Chair), Mark Orsmond and Robert McLeod all of whom are independent.  The Compensation Committee assists the Board of Directors in carrying out its responsibilities relating to executive and director compensation.

Disclosure Committee

The Disclosure Committee is comprised of three directors, Gordon J. Fretwell, Mark Orsmond and Robert McLeod (Chair) all of whom are independent.  The primary responsibility of the Disclosure Committee is to cause the Company to fulfill its disclosure obligations on a timely basis.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is comprised of three directors, Gordon J. Fretwell (Chair), Mark Orsmond and Robert McLeod all of whom are independent.  The Nominating and Governance Committee assists the Board of Directors in carrying out its responsibilities relating to stewardship and governance, including identifying and recommending to the Board individuals qualified to become Board members, consistent with criteria approved by the Board.

Board Mandate

The Board has overall responsibility for the stewardship of the Company. The Board has adopted a formal mandate which includes:

(a)

to the extent feasible, the responsibility to satisfy itself as to the integrity of the chief executive officer and other executive officers and that the chief executive officers and the other executive officers create a culture of integrity throughout the Company;

(b)

responsibility for the adoption of a strategic planning process and approval of a strategic plan;

(c)

responsibility for the identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks;

(d)

oversight over succession planning;

(e)

responsibility over appointing, monitoring, evaluating and, where necessary, terminating senior management;

(f)

responsibility for the implementation of a communication policy for the Company regarding disclosure of corporate information;

(g)

responsibility for the Company’s internal control and management information systems including accounting systems, and

(h)

responsibility over developing the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company.

The Company’s Board of Directors is empowered by governing corporate law, the Company’s Articles and the Corporate Governance Policy to manage, or supervise the management of, the affairs and business of the Company.

The Board of Directors performs its functions through quarterly and special meetings and has delegated certain of its responsibilities to those committees described below. In addition, the Board has established policies and procedures that limit the ability of management to carry out certain specific activities without the prior approval of the Board.

Long-term strategies and annual operating and capital plans with respect to the Company’s operations are developed by Senior Management and reviewed and approved by the Board.

The Board, through the Audit Committee, has the responsibility to identify the principal risks of the Company’s business. It works with management to implement policies to identify the risks and to establish systems and procedures to ensure that these risks are monitored.

The Board reviews and discusses succession planning for Senior Management positions as part of the Company’s planning process. The Board of Directors has, together with the Chief Executive Officer, developed a written position description for the Chief Executive Officer. As well, the Board meets at least quarterly with the Chief Executive Officer to review and approve the Chief Executive Officer’s quarterly and annual objectives.

The Board of Directors has delegated responsibility for communication with the public and the Company’s shareholders to its President and Chief Executive Officer and its Chief Financial Officer and Corporate Secretary. Procedures are in place to ensure proper dissemination of news releases, and that those shareholders who request information about the Company receive it in a timely manner. Inquiries by shareholders are directed to and dealt with by Senior Management.

The Board has delegated responsibility for the integrity of internal controls and management information systems to the Audit Committee. The Company’s external auditors report directly to the Audit Committee. In its regular meetings with the external auditors, the Audit Committee discusses, among other things, the Company’s financial statements and the adequacy and effectiveness of the Company’s internal controls and management information systems.

Orientation and Continuing Education

As part of the orientation program, new directors meet with senior management to discuss the business of the Company, Board policies and historical and current operating and financial information, and may tour selected offices of the Company.

Ethical Business Conduct

The Board of Directors has in place a number of procedures designed to ensure that directors exercise independent judgement in a matter where a director or officer has a material interest. Since there are two directors who are not independent (Daniel McCoy, President and Chief Executive Officer and Richard J. Haslinger, geological consultant for the Company), there are limited circumstances where such an interest arises. In those limited circumstances, the relevant director must declare his interest and refrain from voting, and the Corporate Governance and Nominating Committee considers the transaction in advance of its consideration by the Board. See “Item 16.B Code of Ethics”.

Item 6.D

Employees

As of March 31, 2009, Keegan had 5 employees and independent contractors, excluding the Senior Management. The Company also employed 140 individuals in Ghana, including field workers, security, camp staff, and local administration.

Item 6.E

Share Ownership

The following table sets out as of June 19, 2009 holdings by Directors and Senior Management who beneficially own Keegan's voting securities.  No shareholder owns more than 5% of our outstanding common stock.

Table No. 10

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Daniel T. McCoy	569,600 (1)	1.55%
Common	Tony M. Ricci	155,000 (2)	*
Common	Richard J. Haslinger	378,500 (3)	1.03%
Common	Robert J. McLeod	164,500 (4)	*
Common	Gordon J. Fretwell	321,600 (5)	*
Common	Michael Bebek	235,050 (6)	*
Common	Mark Orsmond	100,000 (7)	*
	Total	1,919,250	5.25%

* Less than 1%.

(1)

Of these shares, 494,410 are represented by vested stock options of 494,410 granted.

(2)

Of these shares, 130,000 are represented by vested stock options of 130,000 granted.

(3)

Of these shares, 285,000 are represented by vested stock options of 300,000 granted.

(4)

Of these shares, 140,000 are represented by vested stock options of 140,000 granted.

(5)

Of these shares, 245,000 are represented by vested stock options of 245,000 granted.

(6)

Of these shares, 200,000 are represented by vested stock options of 200,000 granted.

(7)

Of these shares, 100,000 are represented by vested stock options of 100,000 granted.

The percentages are based on 36,636,201 shares outstanding as of June 19, 2009 and include stock options that are exercisable within 60 days of June 19, 2009.

Stock Options

The terms of incentive options grantable by Keegan are done in accordance with the rules and policies of the TSX-V and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  Keegan adopted a formal written stock option plan (the "Plan") on June 22, 2004. The Plan provides that the aggregate number of shares of Keegan, which may be issued and sold under the Plan, is 2,774,683. At the Annual Meeting held on September 29, 2006, Shareholders approved revisions to the Plan. On October 1, 2007, shareholders of the Company approved a further increase in number of shares reserved for issuance under the plan to 4,663,290.

The principal purposes of Keegan’s Plan is to give Eligible Persons, as additional compensation, the opportunity to participate in the success of the Company. Eligible Persons include Directors, Officers, Employees, Consultants, Consultant Companies, or Management Company Employees.

On December 22, 2008, the Company graduated from the TSX-V to the TSX and in order to comply with the policies of the TSX, the directors approved a new form of share option plan (the “New Option Plan”) on August 22, 2008 which was approved by the Company’s Shareholders on October 1, 2008. Under the New Option Plan, the maximum aggregate number of shares that may be reserved for issuance at any point in time is 10% of the issued and outstanding shares of the Company. This type of share option plan is called a “rolling” plan. A copy of the New Option Plan is filed as an exhibit to this 20-F Annual Report.

The Company is of the view that the New Option Plan provides the Company with the flexibility necessary to attract and maintain the services of senior executives and other employees and reflects in competing compensation to other companies in the industry.

The New Option Plan is subject to the following restrictions:

(a)

the number of Common Shares issuable to insiders as a group under the New Option Plan, when combined with Common Shares issuable to insiders under all the Company’s other security based compensation plans, may not exceed 10% of the issued Common Shares within any 12 month period;

(b)

the number of Common Shares issuable to insiders as a group under the New Option Plan, when combined with Common Shares issuable to insiders under all the Company’s other security based compensation plans, may not exceed 10% of the Company’s issued Common Shares at any time;

(c)

options to purchase Common Shares granted to any one Consultant within any 12 month period may not exceed 2% of the issued and outstanding Common Shares of the Company;

(d)

the number of Common Shares, in aggregate, issuable to all Employees conducting Investor Relations Activities, in any 12 month period, must not exceed 2% of the issued and outstanding Common Shares of the Company;

(e)

all options granted to Consultants performing Investor Relations Activities must vest in stages over 12 months with no more than 25% of the options vesting in any three month period;

(f)

no exercise price of an option granted to an insider may be reduced nor an extension to the term of an option granted to an insider extended without further approval of the disinterested shareholders of the Company; and

(g)

the maximum aggregate number of Common Shares issuable upon exercise of Options to non-employee directors must not exceed 1% of the total common shares of the Company outstanding at any time and no more than $100,000 in total award value per non-employee director on an annual calendar basis.

Options under the New Plan must be granted at a minimum exercise price being no less than the market price, which is the five day volume weighted average trading price of the Common Shares, which is calculated by dividing the total value of the securities traded for the relevant period by the total volume (the “Market Price”). Where appropriate, the TSX may exclude internal crosses and certain other special term trades from the calculation.

The following is a summary of the material terms of the New Option Plan:

(a)

all options granted under the New Option Plan are non-assignable and non-transferable and are issuable for a period of up to five years;

(b)

for stock options granted to employees or service providers (inclusive of management company employees), the Company must ensure that the proposed optionee is a bona fide employee or service provider (inclusive of management company employees), as the case may be, of the Company or any subsidiary;

(c)

if an optionee ceases to be employed by the Company (other than as a result of termination with cause), or ceased to provide services to the Company, or ceases to act as a director or officer of the Company or a subsidiary of the Company, any option held by such optionee may be exercised at the earlier of the date of expiration of the term of 90 days after the date such optionee ceases to be employed as an officer or director or, as the case may be;

(d)

if an optionee dies, any vested option held by him at the date of death will become exercisable by the optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such optionee and the date of expiration of the term otherwise applicable to such option;

(e)

in the case of an optionee being dismissed from employment or service for cause, such optionee’s options, whether or not vested at the date of dismissal, will immediately terminate without right to exercise same;

(f)

the minimum exercise price of an option granted under the New Option Plan must not be less than the Market Price calculated the day before the grant (as defined in the New Option Plan);

(g)

vesting of options shall be in accordance with the option commitment in the New Option Plan or otherwise, at the discretion of the Board, and will generally be subject to: (i) the service provider remaining employed by or continuing to provide services to the Company or any of its affiliates as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or any of its affiliates during the vesting period; or (ii) the service provider remaining as a Director of the Company or any of its affiliates during the vesting period;

(h)

the maximum aggregate number of shares issuable upon exercise of options to non-employee directors must not exceed 1% of the total common shares of the Company outstanding at any time and no more than $100,000 in total award value per non-employee director on an annual calendar basis; and

(i)

the Board reserves the right in its absolute discretion to terminate the New Option Plan with respect to all New Option Plan shares in respect of Options which have not yet been granted under the New Option Plan.

The Board has determined that, in order to reasonably protect the rights of the participants, certain amendments should be made to the current share option plan. In addition, as a matter of administration, the Board has determined that it is necessary to clarify when amendments to the New Option Plan may be made by the Board without further shareholder approval. Accordingly, the Board proposes that the New Option Plan provide that:

(a) all outstanding but unvested options will vest immediately prior to completion of a change in control (as defined in the New Option Plan) as being a change where any person or persons acting in concert materially control the Company, and in the absence of any evidence to the contrary;

(b) if an option which has been previously granted is set to expire during a period in which trading in securities of the Company by any New Option Plan participant is restricted by a black-out, or any such blackout extends to a date which is within five business days of the expiry of the option, the exercise date will be extended to ten business days after the trading restrictions are lifted; and

(c) the New Option Plan and outstanding options may be amended by the Board without shareholder approval in the following circumstances:

 (i)

it may make amendments which are of a typographical, grammatical or clerical nature only;

(ii)

it may change the vesting provisions of an option or the New Option Plan;

(iii)

it may change the termination provision of an option or the New Option Plan which does not entail an extension beyond 5 years from the original expiry date of an option;

(iv)

it may amend the expiry date of an option of non-Insider optionees which does not entail an extension beyond 5 years from the original date of grant;

(iv)

it may add a cashless exercise feature payable in cash or shares to the New Option Plan;

(v)

it may make amendments necessary as a result of changes in securities laws applicable to the Company;

(vi)

if the Company becomes listed or quoted on a stock exchange or stock market senior to the TSX, it may make such amendments as may be required by the policies of such senior stock exchange or stock market; and

(vii) it may make such amendments as reduce, and do not increase, the benefits of the New Option Plan to potential optionees.

The following table sets forth information about stock options granted by the Company to directors, officers and consultants:

Table No.11

Stock Options Outstanding

Name	Number of Options Currently Held	Number of Options Vested or Vesting Within 60 Days	Exercise Price per Share	Grant Date	Expiration Date
Officers/Directors
Dan McCoy	194,410	194,410	0.92	Feb 03/05	Feb 03/2010
	225,000	225,000	2.44	Nov 10/06	Nov 10/2011
	75,000	75,000	4.20	Feb 05/08	Feb 05/2013

Gord Fretwell	200,000	200,000	0.92	Feb 03/05	Feb 03/2010
	25,000	25,000	2.44	Nov 10/06	Nov 10/2011
	20,000	20,000	4.20	Feb 05/08	Feb 05/2013

Rob McLeod	70,000	70,000	0.92	Feb 03/05	Feb 03/2010
	50,000	50,000	2.44	Nov 10/06	Nov 10/2011
	20,000	20,000	4.20	Feb 05/08	Feb 05/2013

Richard Haslinger	70,000	70,000	0.92	Feb 03/05	Feb 03/2010
	40,000	40,000	2.48	Feb 02/06	Feb 02/2011
	125,000	125,000	2.44	Nov 10/06	Nov 10/2011
	45,000	45,000	4.20	Feb 05/08	Feb 05/2013
	20,000	5,000	3.31	Jun 02/09	Jun 02/2014

Michael Bebek	75,000	75,000	0.92	Feb 03/05	Feb 03/2010
	50,000	50,000	2.44	Nov 10/06	Nov 10/2011
	25,000	25,000	1.16	Nov 22/05	Nov 22/2010
	50,000	50,000	4.20	Feb 05/08	Feb 05/2013

Mark Orsmond	100,000	100,000	3.60	Mar 07/07	Mar 07/2012

Tony Ricci	75,000	75,000	1.16	Nov 22/05	Nov 22/2010
	25,000	25,000	2.44	Nov 10/06	Nov 10/2011
	30,000	30,000	4.20	Feb 05/08	Feb 05/2013
Consultants
Ivan Bebek	225,000	225,000	2.44	Nov 10/06	Nov 10/2011
	150,000	150,000	4.20	Feb 05/08	Feb 05/2013
	50,000	12,500	3.31	Jun 02/09	Jun 02/2014

Shawn Wallace	225,000	225,000	2.44	Nov 10/06	Nov 10/2011
	150,000	150,000	4.20	Feb 05/08	Feb 05/2013
	50,000	12,500	3.31	Jun 02/09	Jun 02/2014

John Eren	120,000	120,000	1.16	Nov 22/05	Nov 22/2010
	30,000	30,000	2.44	Nov 10/06	Nov 10/2011
	20,000	20,000	4.20	Feb 05/08	Feb 05/2013

John Allotey	25,000	25,000	2.44	Nov 10/06	Nov 10/2011

Jim Slayton	50,000	50,000	2.44	Nov 10/06	Nov 10/2011
	20,000	20,000	2.48	Feb 02/06	Feb 02/2011
	30,000	30,000	4.20	Feb 05/08	Feb 05/2013

Vincent Dzakpasu	25,000	25,000	2.44	Nov 10/06	Nov 10/2011
	20,000	20,000	4.20	Feb 05/08	Feb 05/2013

O&M Partners	75,000	75,000	2.44	Nov 10/06	Nov 10/2011

Name	Number of Options Currently Held	Number of Options Vested or Vesting Within 60 Days	Exercise Price per Share	Grant Date	Expiration Date
Eric Ewen	75,000	75,000	2.44	Nov 10/06	Nov 10/2011
	50,000	50,000	4.20	Feb 05/08	Feb 05/2013

Diana Bebek	19,000	19,000	$3.38	Mar 07/07	Mar 07/2012
	21,000	21,000	4.20	Feb 05/08	Feb 05/2013

Felix Sibsa	50,000	50,000	4.20	Feb 05/08	Feb 05/2013

Paul Mann	30,000	30,000	4.20	Feb 05/08	Feb 05/2013

Paul Klipfel	50,000	50,000	4.20	Feb 05/08	Feb 05/2013

Otis Mandy	40,000	40,000	4.20	Feb 05/08	Feb 05/2013

Eunice Nyadu	25,000	25,000	4.20	Feb 05/08	Feb 05/2013

Graham Johnson	100,000	50,000	1.12	Jan 15/09	Jan 15/2014

Ben Gelber	50,000	12,500	3.31	Jun 02/09	Jun 02/2014
Total Outstanding	3,384,410	3,206,910

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A

Major Shareholders

No person owns 5% or more of the Company’s outstanding shares and there have been no changes in holdings of significant shareholders.

Share Ownership

On June 19, 2009, Keegan’s shareholders’ list showed 36,636,201 common shares outstanding and 45 registered shareholders, including depositories.  Of these shareholders, 10 are located in Canada holding 35,609,672 common shares, or 97.2% of the total issued and outstanding; 30 are located in the United States holding 942,647 common shares, or 2.6% of the issued and outstanding; and 5 are located in other countries, holding 84,382 common shares, or 0.2% of the issued and outstanding common shares.

Control of the Company

Keegan to its knowledge is not controlled by any foreign government or other person(s).

Item 7.B

Related Party Transactions

During the year ended March 31, 2009, the Company entered into related party transactions as follows:

Included in professional fees is $Nil (2008 - $24,119; 2007 - $60,508) paid or accrued for legal fees to a company controlled by Gordon Fretwell, a director of the Company and $76,660 (2008 - $51,380; 2007 - $51,375) for accounting fees to Tony M. Ricci Inc., a private company controlled by Tony M. Ricci, CFO of the Company.

Included in consulting fees, wages and benefits is $91,270 (2008 - $65,722; 2007 - $50,758) paid or accrued for consulting fees paid to Michael Bebek, the Company’s corporate secretary.

The Company entered into a consulting agreement with Dan McCoy, President and a director of the Company in the amount of US$6,667 per month plus benefits. This amount was subsequently increased to US$7,000 per month plus benefits and further increased to US$12,000 per month effective November 1, 2007. During the year ended March 31, 2009, the Company paid consulting fees and benefits of $211,632 (2008 - $183,258; 2007 - $113,758) under this agreement.

During the year ended March 31, 2009, the Company paid or accrued $155,404 (2008 - $125,138; 2007 - $105,036) for geological fees to Richard Haslinger, a director of the Company.

During the year ended March 31, 2009, the Company paid directors’ fees of $7,200 (2008 - $2,000; 2007 - $nil) each to Gordon Fretwell, Rob McLeod and Mark Orsmond, directors of the Company.

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts payable and accrued liabilities at March 31, 2009 is $61,939 (2008 - $55,933; 2007 - $97,910) owing to Dan McCoy, the President and a director of the Company, Richard Haslinger, a director of the Company and Tony M. Ricci Inc., a company controlled by Tony Ricci, CFO of the Company

During the year ended March 31, 2009, the Company issued 63,905 common shares to Dan McCoy, the President and a director of the Company pursuant to the exercise of options at $0.92 per share for total proceeds of $58,793.

Management believes that all of these transactions were on terms at least as favorable to Keegan as could have been obtained from unaffiliated third parties.

Accounting Fees

Keegan paid accounting fees of $76,660 (2008 - $51,380; 2007 - $51,735) to Tony M. Ricci, Inc., a company controlled by Tony M. Ricci, CFO of the Company.

Amounts Owing to Senior Management/Directors

There is $61,939 (2008 - $55,933; 2007 - $97,910) owing senior management or members of the Board of Directors.

There have been no transactions since March 31, 2009, or proposed transactions, which have materially affected or will materially affect Keegan in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

Item 7.C

Interests of Experts and Counsel

Not Applicable.

ITEM 8.

FINANCIAL INFORMATION

Item 8.A

Consolidated Statements and Other Financial Information

Keegan's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP).  However, Note 17 to the financial statements includes reconciliation to the financial statements to U.S. GAAP.  The financial statements are filed under Item 17.

Item 8.A.7

Legal Proceedings

Esaase Lawsuit

On July 14, 2008, Sametro (see “Item 4.D Property Plant & Equipment – Esaase Gold Property - History of the Esaase Concession”) issued a Writ of Summons against Keegan Ghana and the Ghana Minerals Commission in the High Court of Ghana, seeking an order setting aside the Deed of Assignment of the Esaase Concession on the grounds of fraud, a declaration that the Esaase Concession is the property of Sametro, an order for perpetual injunction directed at Keegan Ghana and the Ghana Minerals Commission from interfering with Sametro’s rights to the Esaase Concession, an order directed at the Ghana Minerals Commission to expunge from their records the Deed of Assignment which granted Keegan Ghana its ownership of the Esaase Concession plus (unspecified) damages and costs.

Sametro’s basic claim is that the individual who purported to handle the Deed of Assignment, Mr. Ekow Amua-Sekyi, was either not authorized to do so by Sametro and/or that he provided a deed to Keegan Ghana and the Ghana Minerals Commission which was not in fact signed, as it was purported to be, by the Managing Director of Sametro, Mr. Samuel Gordon Etroo.  One allegation is that Mr. Amua-Sekyi, who presented the document to Keegan Ghana, actually forged the signature of Mr. Etroo on the Deed of Assignment and his signature is a fraud.  In a separate action Sametro is suing Mr. Amua-Sekyi and making similar allegations.

It is the legal position of Keegan Ghana that Mr. Amua-Sekyi was at all material times a director and agent of Sametro in the transactions between Sametro and Keegan Ghana, and that Keegan Ghana acted in good faith without any notice of irregularity.  Keegan Ghana notes that other directors of Sametro executed documents ratifying the underlying Option Agreement from which the Deed of Assignment was derived.  Sametro in its pleadings conceded that Sametro ratified the Option Agreement and also took consequential actions in pursuance thereof.

Keegan Ghana will in part rely upon sections 139-142 of the Ghana Companies Code, 1963 (Act 179) which confers statutory protection on innocent third parties from any fraud by directors, officers, servants and agents of corporate bodies in Ghana.  Section 143 of the Ghana Companies Code specifically provides that: “Where in accordance with Sections 139-142 of this Code a company would be liable for the acts of any officer or agent, the company shall be liable notwithstanding that the officer or agent has acted fraudulently or forged a document purporting to be sealed by, or signed on behalf of, the company”.

Keegan Ghana believes that Sametro’s claims are without merit and will vigorously defend its interests in the Esaase Concession.  Based on a legal analysis of the facts and law by its Ghana counsel, the Company is confident in its legal position; however there can never be certainty in regards to the outcome of lawsuits as the trial process involves judicial assessment of witnesses, documents and other matters that can influence the outcome and which can not be fully evaluated in advance.

On May 13, 2009, the High Court in Ghana was to have heard an interlocutory application brought by Sametro to request an injunction preventing Keegan from conducting exploration and accessing the Esaase Property. The hearing of the application was not heard on this date and as of the date hereof. A new hearing date has not been set. Keegan's counsel is of the view that the injunction request will be denied on the basis that a) Keegan at all times enjoyed a contractual right to access the property and this right should not be affected by the litigation which is in respect of other disputed matters and b) the balance of convenience greatly favours Keegan as there is no ongoing exploitation of the resource so the plaintiff is not at any economic risk by Keegan's activities.

There is no other material litigation and no known regulatory actions, nor to the knowledge of the Company, any basis therefore.

Item 8.A.8

Dividends

The Company, to date, has not paid any dividends nor does it plan to pay dividends in the foreseeable future.

Item 8.B

Significant Changes

There have been no significant changes since the date of the financial statements included in this Annual Report.

ITEM 9.

THE OFFER AND LISTING

Item 9.A

Common Share Trading Information

The Company’s common shares were traded on the TSX-V in Canada under the symbol “QSV” from June 25, 2001 to March 1, 2005 and thereafter under the symbol “KGN” until December 19, 2008.  Starting from January 2, 2008, the Company’s common shares have been trading on NYSE Amex Equities Stock Exchange in the United States under the symbol “KGN”. Starting from December 22, 2008, the Company’s common shares have been trading on the TSX under the symbol “KGN”.

The following table sets out the high and low sale prices and the volume of trading of the shares on the TSX and the TSX-V for the periods indicated:

Table No. 12

TSX Venture Exchange and Toronto Stock Exchange

Common Shares Trading Activity

- Sales -

Canadian Dollars

Period	High	Low

Year Ended:
March 31, 2009	5.85	0.49
March 31, 2008	5.49	2.22
March 31, 2007	4.95	1.30
March 31, 2006	2.75	1.51
March 31, 2005	1.85	0.55

Quarter Ended:
March 31, 2009	3.07	1.01
December 31, 2008	1.99	0.49
September 30, 2008	3.50	1.46
June 30, 2008	5.85	3.12
March 31, 2008	5.49	3.25
December 31, 2007	4.75	2.86
September 30, 2007	3.83	2.22
June 30, 2007	4.95	3.26

Month Ended:
May 31, 2009	3.22	2.34
April 30, 2009	2.85	2.25
March 31, 2009	3.04	2.05
February 28, 2009	3.07	1.54
January 31, 2009	1.76	1.01
December 31, 2008	1.18	0.55

The following table sets out the high and low sale prices and the volume of trading of the shares on the NYSE Amex for the periods indicated:

Table No. 13

NYSE Amex

Common Shares Activity

- Sales -

U.S. Dollars

Period	High	Low

Year Ended:
March 31, 2009	5.76	0.36
March 31, 2008	N/A	N/A
March 31, 2007	N/A	N/A
March 31, 2006	N/A	N/A
March 31, 2005	N/A	N/A

Quarter Ended:
March 31, 2009	2.68	0.79
December 31, 2008	1.89	0.36
September 30, 2008	3.56	1.37
June 30, 2008	5.76	3.18
March 31, 2008	5.68	3.20
December 31, 2007	N/A	N/A
September 30, 2007	N/A	N/A
June 30, 2007	N/A	N/A

Month Ended:
May 31, 2009	2.90	1.98
April 30, 2009	2.26	1.76
March 31, 2009	2.68	1.60
February 28, 2009	2.43	1.25
January 31, 2009	1.45	0.79
December 31, 2008	0.95	0.41

Description of Share Capital

Share Capital

The authorized capital of Keegan consists of an unlimited number of common shares with no par value and an unlimited number of preferred shares with no par value, of which 36,636,701 common shares and no preferred shares are currently issued and outstanding.

Computershare (located at 510 Burrard Street, 2nd Floor, Vancouver, BC V6C 3B9) is the registrar and transfer agent for the common shares.

Stock Options and Warrants

Refer to Table No. 11 Stock Options Outstanding under Item 6.E - Share Ownership for additional information.

The following table lists, as of June 19, 2009 information relating to share purchase warrants outstanding:

Table No. 13

Share Purchase Warrants Outstanding

Effective Date of Issuance	Number of Share Purchase Warrants Currently Outstanding	Year #1	Year #2	Expiration Date of Share Purchase Warrants

11/27/07	330,000	$4.25	$4.25	05/27/09
11/27/07	1,650,000	$5.25	$5.25	05/27/09
05/27/09	400,000	$3.10	$3.10	11/27/10
	2,380,000

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

Item 9.C

Markets

The common shares trade on the Toronto Stock Exchange in Canada under the symbol “KGN” and on the NYSE Amex Equities Stock Exchange in the United States under the symbol “KGN”.

ITEM 10.

ADDITIONAL INFORMATION

Item 10.A

Share Capital

Not applicable.

Item 10.B

Memorandum and Articles of Association

There were no changes to the Company’s Memorandum and Articles of Association as previously reported and filed with the Securities and Exchange Commission on the Company’s Form 20-F Registration Statement dated March 8, 2007.

Item 10.C

Material Contracts

Other than contracts entered into in the ordinary course of business and those disclosed under “Item 4.D Property, Plant & Equipment – 1. The Asumura Project and 2. Esaase Gold Property”, the Company has not entered into any material contracts within the past two years.

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

Item 10.E

Taxation

CANADIAN INCOME TAX CONSEQUENCES

The following summarizes the principal Canadian federal income tax considerations generally applicable to the holding and disposition of Common Shares of the Company by a holder (a) who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”), is not resident in Canada, deals at arm’s length with the Company, holds the Common Shares as capital property and does not use or hold the Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) who, for the purposes of the Canada-United States Income Tax Convention (the “Treaty”), is a resident of the United States, has never been a resident of Canada, has not held or used (and does not hold or use) Common Shares in connection with a permanent establishment or fixed base in Canada, and who qualifies for the full benefits of the Treaty.  Holders who meet all such criteria in clauses (a) and (b) are referred to herein as a “U.S. Holder” or “U.S. Holders”, and this summary only addresses such U.S. Holders.  The summary does not deal with special situations, such as particular circumstances of traders or dealers, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or otherwise.

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

ITEM 11

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Item 11.A

Quantitative Information about Market Risk

Market risk represents the risk of changes in the value of a financial instrument caused by fluctuations in interest rates, foreign exchange rates, commodity prices and equity prices.

The Company’s financial instruments consist of cash and cash equivalents, receivables, and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant credit, liquidity, or market risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

The risk exposure is summarized as follows:

(a)

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash balances at the bank, its short-term bank guaranteed investment certificates and accounts receivable. The investments are with Schedule 1 banks or equivalent, with the majority of its cash held in Canadian based banking institutions, authorized under the Bank Act to accept deposits, which may be eligible for deposit insurance provided by the Canadian Deposit Insurance Corporation. The receivables consist primarily of goods and services recoverable of $49,041 which are not considered past due.

(b)

Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. As at March 31, 2009, the Company had in cash and cash equivalents a balance of approximately $2,001,118 and a short-term investment of $1,000,000 to settle current liabilities of $652,656 which mainly consist of accounts payable that are considered short term and settled within 30 days. Subsequent to the year end, the Company raised net proceeds of $18,240,000 from a brokered private placement financing. To maintain the Company in good standing and maintain its interests in its exploration properties, management estimates its capital requirements for the next twelve months to be approximately $14,855,000. This cost estimate does not include expenses related to the evaluation of potential property acquisitions.

(c)

Market risk

i.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s cash and cash equivalents attract interest at floating rates and have maturities of 90 days or less. The interest is typical of Canadian banking rates, which are at present low, however the conservative investment strategy mitigates the risk of deterioration to the investment. A change of 100 basis points in the interest rates would not be material to the financial statements.

ii.

Foreign currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in Canada and Ghana and holds cash in Canadian, United States and Ghanaian Cedi currencies in line with forecasted expenditures. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Ghanaian Cedi could have an effect on the Company’s results of operations, financial position or cash flows. At March 31, 2009, the Company had no hedging agreements in place with respect to foreign exchange rates.

Item 11.B           Qualitative Information about Market Risk

The Company manages its cash and cash equivalents, common shares, stock options and share purchase warrants as capital.  As the Company is in the exploration stage, its principal source of funds for its operations is from the issuance of common shares.  The issuance of common shares requires approval of the Board of Directors.  It is the Company’s objective to safeguard its ability to continue as a going concern, so that it can continue to explore and develop its Asumura and Esaase properties for the benefit of its stakeholders.  The Company uses stock options primarily to retain and provide future incentives to key employees and members of the management team.  The granting of stock options is primarily determined by the Board of Directors.

The Company has been judicious in its protection of the capital it has on hand. The Company has been investing only in Bankers’ Acceptance Notes and Guaranteed Investment Certificates and has no investments in asset-backed commercial paper which is currently experiencing liquidity issues.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company are identified and reported in a timely manner.  As of March 31, 2009, an evaluation was carried out under the supervision of, and with the participation of, the Company management, including by the Chief Executive Officer and Chief Financial Officer of the effectiveness of the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended).  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of March 31, 2009, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Office and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

It should be noted that while the Company's Chief Executive Officer and Chief Financial Officer believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures can prevent all errors or mistakes.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  The Company’s Chief Executive Officer and Chief Financial Officer have concluded that as of the end of the period covered by this report our disclosure controls and procedures are effective at that reasonable assurance level.

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by The Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on this evaluation, management concluded that the Company’s internal control over financial reporting were effective as of March 31, 2009.

Management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with GAAP.  The Board of Directors is responsible for ensuring that management fulfills its responsibilities.  The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual financial statements.  Management reviewed the results of their assessment with the Company’s Audit Committee.

There are inherent limitations in the effectiveness of internal controls over financial reporting, including the possibility that misstatements may not be prevented or detected.  Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation.  Furthermore, the effectiveness of internal controls can change with circumstances.  The Company has paid particular attention to segregation of duties matters surrounding its internal controls over financial reporting as the Company has only limited staff resources at the present time such that “ideal” segregation of duties is not feasible.  This risk is mitigated by management and Board review where appropriate.  At the present time, the Company does not anticipate hiring additional accounting or administrative staff as this is not considered necessary or practical and accordingly, will continue to rely on review procedures to detect potential misstatements in reporting of material to the public.

The Company’s management, including the CEO and CFO, believe that any internal controls over financial reporting, including those systems determined to be effective and no matter how well conceived and operated, have inherent limitations and can provide only reasonable, not absolute, assurance that the objectives of the control system are met with respect to financial statement preparation and presentation.  Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control.  The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

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

The Company has determined that Mark Orsmond is the Company’s Audit Committee Financial Expert.

ITEM 16.B

CODE OF ETHICS

The Company has adopted a Code of Ethics for the Company’s Officers, Directors, Employees, and Contractors. The Company’s Code of Conduct clearly sets out the Company’s standard requirements for honest and ethical conduct of its management and employees pertaining to conflicts of interest, timely disclosure, compliance with the law and accountability. The Company has also adopted a written Code of Business Ethics and Conduct setting out very clearly the Company’s requirements for fair dealing, and its corporate position on: conflicts of interest and corporate opportunities, confidentiality and corporate assets, reporting and the effects of violations. Shareholders may obtain a copy of these written Codes and the Company’s Code of Ethics from the Company’s website at www.keeganresources.com/s/corporategovernance.asp.

A copy of the Code is available on the Company’s corporate website at www.keeganresources.com/s/ CorporateGovernance.asp.

ITEM 16C.

PRINCIPAL ACCOUNTING FEES AND SERVICES

The Company had paid its auditors the following fees for audit and audit related services during the past two fiscal years ended March 31:

	Fiscal 2009	Fiscal 2008
Audit Fees (1)	$60,000(5)	$59,817
Audit Related Fees (2)	51,844	7,500
Tax Fees (3)	2,500(5)	2,475
All Other Fees (4)	---	---
Totals	$114,344	$69,792

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

(5)

Fees are only estimate and are unbilled as at the date of this 20-F Annual Report.

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

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY KEEGAN/AFFILIATED PURCHASERS

Not Applicable.

PART III

ITEM 17.

FINANCIAL STATEMENTS

The audited consolidated financial statements for the years ended March 31, 2009, 2008 and 2007 of Keegan are included in this Annual Report.

ITEM 18.

FINANCIAL STATEMENTS

Keegan has elected to provide financial statements pursuant to Item 17.

ITEM 19.

EXHIBITS

Exhibit	Description of Exhibit
1.1	Certificate of Incorporation (1)
1.2	Certificate of Name Change (1)
1.3	Articles of Incorporation (1)
1.4	By-Laws (1)
1.5	Notice of Alteration (1)
4.1	Asumura Project – Agreement dated February 18, 2005 between the Company and GTE Ventures Limited (1)
4.2	Esaase Project – Agreement dated May 9, 2006 between the Company and Sammetro Co. Ltd. (1)
4.3	Option agreement dated March 27, 2008 with Mt. Olives Goldfields, Ltd. (3)
4.4	Jeni Concession mining lease and exploration rights. (3)
4.5	Dan McCoy Consulting Agreement – Agreement between the Company and Dan McCoy dated January 1, 2005 (1)
4.6	Tony Ricci Consulting Agreement – Agreement between the Company and Tony Ricci dated December 9, 2005 (1)
4.7	Michael Bebek Consulting Agreement – Agreement between the Company and Michael Bebek dated December 9, 2005 (2)
4.8	Stock Option Plan (1)
4.9	Share Option Plan Dated for Reference October 1, 2008
4.10	Lease Agreement between Wicklow West Holdings Ltd. and Keenan Resources Inc. dated October 20, 2008.
8.1	List of Subsidiaries – See Item 4.C.
12.1	302 Certification of Chief Executive Officer
12.2	302 Certification of Chief Financial Officer
13.1	906 Certification of Chief Executive Officer
13.2	906 Certification of Chief Financial Officer

(1)

Incorporated by reference from our Registration Statement on Form 20-F filed with the SEC on October 17, 2006.

(2)

Incorporated by reference from our Amended Registration Statement on Form 20-F/A filed with the SEC on December 27, 2006.

(3)

Incorporated by reference from our Annual Report on Form 20-F filed with the SEC on September 30, 2008.

`

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Consolidated Financial Statements

Years ended March 31, 2009, 2008 and 2007

_______________________

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders,

Keegan Resources Inc.

(An Exploration Stage Company)

We have audited the consolidated balance sheets of Keegan Resources Inc. (An Exploration Stage Company) as at March 31, 2009 and 2008 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended March 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2009, in accordance with Canadian generally accepted accounting principles.

(signed) “BDO Dunwoody LLP

” Chartered Accountants”

Vancouver, Canada

June 26, 2009

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Consolidated Balance Sheets

March 31, 2009 and 2008

Expressed in Canadian Dollars

	2009	2008

Assets

Current assets:
Cash and cash equivalents (note 3)	$ 2,001,118	$ 15,241,053
Short-term investments (note 4)	1,000,000	-
Receivables	49,041	136,150
Prepaid expenses and deposits	106,628	62,849
	3,156,787	15,440,052

Furniture, equipment and leasehold improvements (note 5)	203,068	124,895

Resource properties (note 6)	30,357,945	19,104,569
	$ 33,717,800	$ 34,669,516

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 8)	$ 652,656	$ 376,532

Shareholders’ Equity

Share capital (note 7)	43,096,076	40,489,334
Contributed surplus (note 7)	6,580,224	6,238,410
Deficit accumulated in the exploration stage	(16,611,156)	(12,434,760)
	33,065,144	34,292,984

	$ 33,717,800	$ 34,669,516

Commitments (notes 6 & 9)

Contingencies (note 11)

Subsequent event (note 15)

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Consolidated Statements of Operations and Deficit

Years ended March 31, 2009, 2008 and 2007

Expressed in Canadian Dollars

	2009	2008	2007

Expenses:
Amortization	$ 40,346	$ 22,973	$ 9,503
Bank charges and interest	25,287	25,043	20,477
Consulting fees, directors’ fees and wages and benefits (note 8)	1,379,953	912,756	559,431
Office, rent and administration	411,322	372,774	270,676
Professional fees (note 8)	448,308	159,808	188,690
Regulatory	131,785	87,783	25,197
Stock-based compensation (note 7(c))	586,652	1,710,911	1,785,810
Transfer agent and shareholder information	110,214	111,373	103,669
Travel, promotion and investor relations	485,032	766,627	677,233
	3,618,899	4,170,048	3,640,686

Other expenses (income)
Interest and other income	(222,703)	(476,034)	(97,135)
Write-off of equipment	1,112	-	-
Write-off of interest in resource properties (Note 6)	170,596	-	784,694
Foreign exchange loss	608,492	622,028	52,894
	557,497	145,994	740,453

Loss and comprehensive loss for the year	4,176,396	4,316,042	4,381,139

Deficit accumulated in the exploration stage, beginning of year	12,434,760	8,118,718	3,737,579

Deficit accumulated in the exploration stage, end of year	$ 16,611,156	$ 12,434,760	$ 8,118,718

Loss per share - basic and diluted	$ 0.15	$ 0.17	$ 0.28

Weighted average number of shares outstanding	28,233,377	24,605,326	15,594,720

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

Years ended March 31, 2009, 2008 and 2007

Expressed in Canadian Dollars

	2009	2008	2007

Cash provided by (used in):

Operations:
Loss for the year	$ (4,176,396)	$ (4,316,042)	$ (4,381,139)
Items not involving cash:
Amortization	40,346	22,973	9,503
Stock based compensation	586,652	1,710,911	1,785,810
Write-off of equipment	1,112	-	-
Write-off of interest in resource properties	170,596	-	784,694
Changes in non-cash working capital:
Receivables	87,109	(79,157)	(31,904)
Prepaid expenses and deposits	(43,779)	(17,993)	(23,019)
Accounts payable and accrued liabilities	127,252	296,781	91,193
	(3,207,108)	(2,382,527)	(1,764,862)

Investing:
Purchase of furniture, equipment and leasehold improvements	(119,631)	(110,459)	(9,482)
Acquisition of interest in resource properties	(237,161)	(1,515,725)	(856,700)
Short-term investments	(1,000,000)	-	-
Deferred exploration	(10,901,528)	(9,861,207)	(4,924,500)
	(12,258,320)	(11,487,391)	(5,790,682)

Financing:
Shares issued for cash, net of share issue costs	2,225,493	14,954,456	20,873,250

Increase (decrease) in cash and cash equivalents	(13,239,935)	1,084,538	13,317,706

Cash and cash equivalents, beginning of year	15,241,053	14,156,515	838,809

Cash and cash equivalents, end of year	$ 2,001,118	$ 15,241,053	$ 14,156,515

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$ -	$ -	$ -
Income taxes	-	-	-
Non-cash investing and financing activities:
Shares issued pursuant to resource property option agreement	-	158,360	367,592
Change in Accounts payable related to Investing activities	148,872	-	-
Reclassification of contributed surplus on exercise of options and brokers’ warrants (note 7(e))	381,249	296,181	62,825
Warrants issued for services: share issue costs	-	378,839	826,405

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Consolidated Schedule of Resource Property Costs

Years ended March 31, 2009 and 2008

Expressed in Canadian Dollars

	Ghana
	Esaase	Asumura	Total

Balance, March 31, 2008	$ 14,508,394	$ 4,596,175	$ 19,104,569

Acquisition costs:
Cash	195,569	41,592	237,161

Deferred exploration costs:
Assays	654,647	213,257	867,904
Consulting	515,622	86,278	601,900
Drilling	6,212,649	480,600	6,693,249
Equipment and related costs	581,870	188,397	770,267
Field supplies	241,204	67,261	308,465
Geological fees and expenses	146,845	10,678	157,523
Office and miscellaneous	79,127	19,312	98,439
Property maintenance	(5,705)	-	(5,705)
Stock-based compensation	136,411	-	136,411
Travel and accommodation	153,358	10,258	163,616
Wages and salaries	968,380	426,362	1,394,742
	9,684,408	1,502,403	11,186,811

Less: write-off of property costs	-	(170,596)	(170,596)

Balance, March 31, 2009	$ 24,388,371	$ 5,969,574	$ 30,357,945

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Consolidated Schedule of Resource Property Costs

Years ended March 31, 2008 and 2007

Expressed in Canadian Dollars

	Ghana
	Esaase	Asumura	Total

Balance, March 31, 2007	$ 4,452,189	$ 2,745,551	$ 7,197,740

Acquisition costs:
Cash	1,144,145	371,580	1,515,725
Shares	158,360	-	158,360

	1,302,505	371,580	1,674,085

Deferred exploration costs:
Assays	482,581	220,013	702,594
Consulting	421,758	-	421,758
Drilling	5,095,204	678,144	5,773,348
Equipment and related costs	669,700	2,634	672,334
Field supplies	315,796	100,757	416,553
Geological fees and expenses	55,609	-	55,609
Office and miscellaneous	33,027	2,903	35,930
Property maintenance	62,927	13,773	76,700
Stock-based compensation	643,488	-	643,488
Travel and accommodation	435,849	202,108	637,957
Wages and salaries	537,761	258,712	796,473

	8,753,700	1,479,044	10,232,744

Balance, March 31, 2008	$ 14,508,394	$ 4,596,175	$ 19,104,569

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 1

Years ended March 31, 2009, 2008 and 2007

Expressed in Canadian Dollars

1.

Nature of operations

The Company was incorporated on September 23, 1999 under the laws of British Columbia. The Company is in the exploration stage and its principal business activity is the sourcing and exploration of resource properties. The Company has interest in resource properties located in the Republic of Ghana.

The recoverability of amounts shown for resource properties and related deferred exploration costs and the Company’s ability to continue as a going concern is dependent upon the discovery of economically recoverable reserves, continuation of the Company's interest in the underlying resource claims, the ability of the Company to obtain necessary financing to complete their development and upon future profitable production or proceeds from the disposition thereof. Although the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be available on acceptable terms.

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

(a)

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Quicksilver Ventures (Nevada), Inc. and Keegan Resources Ghana Limited (“Keegan Ghana”).  All significant intercompany amounts and transactions have been eliminated on consolidation.

(b)

Financial instruments

i.

Comprehensive loss

Comprehensive income consists of net loss and other comprehensive income (“OCI”). OCI represents changes in shareholders’ equity during a period arising from transactions and other events with non-owner sources. For the period covered by these financial statements comprehensive loss and net loss are the same.

ii.

Financial assets and financial liabilities

The Company’s financial instruments are comprised of cash and cash equivalents, receivables and accounts payable and accrued liabilities. Financial instruments are measured and classified as follows:

•

Held-for-trading financial instruments are measured at fair value. All gains and losses resulting from changes in their fair value are included in net earnings (loss) in the period in which they arise. Cash and cash equivalents are classified as held-for-trading and are measured at fair value.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 2

Years ended March 31, 2009, 2008 and 2007

Expressed in Canadian Dollars

2.

Significant accounting policies (continued)

(b)

Financial instruments (continued)

ii.

Financial assets and financial liabilities (continued)

•

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and transaction costs are amortized into net earnings (loss), using the effective interest method less any impairment. Receivables are classified as loans and receivables and accounts payable and accrued liabilities are classified as other financial liabilities.

•

Available-for-sale financial assets are measured at fair value, with unrealized gains and losses recorded in other comprehensive income until the asset is realized, at which time they will be recorded in net earnings (loss). Other than temporary impairments on available-for-sale financial assets are recorded in net earnings (loss).

•

Derivatives embedded in other financial instruments or non-financial contracts (the “host instrument”) are treated as separate derivatives with fair value changes recognized in the statement of operations when their economic characteristics and risks are not clearly and closely related to those of the host instrument, and the combined instrument or contract is not held for trading. There were no embedded derivatives identified in a review of the Company’s contracts. Free-standing derivatives that meet the definition of an asset or liability are measured at their fair value and reported in the Company’s financial statements.

iii

Transaction Costs

The Company has chosen to recognize all transaction costs in operations on all financial instruments in the period they are incurred.

(c)

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term investments with original maturity dates of less than ninety days. The Company places its cash with institutions of high-credit worthiness.

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

Years ended March 31, 2009, 2008 and 2007

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

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 4

Years ended March 31, 2009, 2008 and 2007

Expressed in Canadian Dollars

2.

Significant accounting policies (continued)

(f)

Asset retirement obligations

The fair value of a liability for an asset retirement obligation, such as site reclamation costs, is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company is required to record the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred and increase the carrying value of the related assets for that amount. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in the Statement of Operations.  The costs capitalized to the related assets are amortized in a manner consistent with the depletion and asset retirement obligations. As at March 31, 2009 and 2008, the Company had no asset retirement obligation.

(g)

Comprehensive loss

Comprehensive income consists of net loss and other comprehensive income (“OCI”). OCI represents changes in shareholders’ equity during a period arising from transactions and other events with non-owner sources.  For the period covered by these financial statements comprehensive loss and net loss are the same.

(h)

Foreign currency translation

The Company’s functional currency is the Canadian dollar. Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary items are translated at exchange rates prevailing when the assets were acquired or the obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date. Exchange gains or losses arising on foreign currency translation were charged to the Statement of Operations during the period.

(i)

Loss per share

Basic earnings per share are calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated by dividing net income available to common shareholders by the weighted average number of diluted common shares outstanding during the year. Diluted common shares reflect the potential dilutive effect of exercising the stock options and warrants based on the treasury stock method.

.

For the years ended March 31, 2009, 2008 and 2007, common equivalent shares (consisting of shares issuable on exercise of stock options and warrants), totaling 5,194,410, 9,347,565 and 7,657,035 respectively, were not included in the computation of diluted loss per share because the effect was anti-dilutive.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 5

Years ended March 31, 2009, 2008 and 2007

Expressed in Canadian Dollars

2.

Significant accounting policies (continued)

(j)

Stock-based compensation

The Company has a stock option plan as described in note 7(c). The Company records all stock-based compensation using the fair value method.

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock-based payments to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the performance period of the award and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

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

(k)

Adoption of New Accounting Policies

The Company has adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA) effective April 1, 2008.

i.

Handbook Section 3862, Financial Instrument - Disclosures, and Section 3863, Financial Instruments - Presentation, replace Section 3861, Financial Instruments - Disclosure and Presentation, revising its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how an entity manages those risks. The Company has included disclosures recommended by the new Handbook section in note 12 to these consolidated financial statements.

ii.

Handbook Section 1535, Capital Disclosures, specifies the disclosure of (A) an entity’s objectives, policies and processes for managing capital; (B) quantitative data about what the entity regards as capital; (C) whether the entity has complied with any externally imposed capital requirements; and (D) if it has not complied, the consequences of such non-compliance. The Company has included disclosures recommended by the new Handbook section in note 13 to these consolidated financial statements.

iii.

Handbook Section 1400, General Standards on Financial Statement Presentation, has been amended to require management of the Company to assess at each balance sheet date and, if necessary, disclose any uncertainty surrounding the ability of the Company to continue as a going concern. The adoption of  Section 1400 did not have an impact on the consolidated financial statements for the year ended March 31, 2009.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 6

Years ended March 31, 2009, 2008 and 2007

Expressed in Canadian Dollars

2.

Significant accounting policies (continued)

(l)

Recent Accounting Pronouncements Issued But Not Yet Implemented (continued)

i.

Credit risk and the fair value of financial assets and financial liabilities

EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, provides guidance on how to take into account an entity’s own credit risk and the credit risk of the counter party in determining the fair value of financial assets and financial liabilities, including derivative instruments, for presentation and disclosure purposes. These changes are effective for the Company commencing April 1, 2009.

ii.

Goodwill and intangible assets

CICA Handbook Section 3064, Goodwill and Intangible Assets (Section 3064) replaces CICA Handbook Section 3062, Goodwill and Intangible Assets and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. CICA Handbook Section 1000, Financial Statement Concepts is amended to clarify criteria for recognition of an asset. CICA Handbook Section 3450, Research and Development Costs is replaced by guidance in Section 3064. EIC 27 Revenues and Expenditures During the Pre-Operating Period is no longer applicable for entities that have adopted Section 3064. A number of other EIC abstracts have consequential amendments. CICA Accounting Guideline 11 Enterprises in the Development Stage is also amended to delete references to deferred costs and to provide guidance on development costs as intangible assets under CICA 3064. These changes are effective for the Company commencing April 1, 2009.

iii.

Mining exploration costs

EIC-174, Mining Exploration Costs, provides guidance on the capitalization of exploration costs and the impairment review of exploration costs. These changes are effective for the Company commencing April 1, 2009.

iv.

International financial reporting standards (IFRS)

In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly accountable companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ending March 31, 2010. In July 2008, the Canadian Securities Administrators announced that early adoption will be allowed in 2009 subject to seeking exemptive relief. The Company is currently assessing the financial reporting impact of the transition to IFRS and the changeover date.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 7

Years ended March 31, 2009, 2008 and 2007

Expressed in Canadian Dollars

2.

Significant accounting policies (continued)

(l)

Recent Accounting Pronouncements Issued But Not Yet Implemented  (continued)

i.

Consolidations and non-controlling interests

Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests, replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS standard, IAS 27 (Revised), Consolidated and Separate Financial Statements. The Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. The Company expects to adopt this standard on April 1, 2011.

ii.

Business combinations

Section 1582, Business Combinations, replaces Section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standards (“IFRS”) 3 - Business Combinations. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Sections 1601 and 1602 together replace Section 1600, Consolidated Financial Statements. Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS lAS 27 - Consolidated and Separate Financial Statements and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is in the process of evaluating the requirements of the new standards.

3.

Cash and cash equivalents

	2009	2008

Cash	$ 2,001,118	$ 7,241,552
Banker’s Acceptance Notes	-	7,999,501

Cash and cash equivalents	$ 2,001,118	$ 15,241,053

.

4.

Short-term Investments

Short-term investments consists of a Guaranteed Investment Certificate which bears interest at  3.15% per annum, matured on May 28, 2009 and which is held at a Canadian brokerage firm.  At  March 31, 2009, both the fair value and the carrying value of this investment was $1,000,000.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 8

Years ended March 31, 2009, 2008 and 2007

Expressed in Canadian Dollars

5.

Furniture, equipment and leasehold improvements

		Accumulated	Net book
March 31, 2009	Cost	amortization	value

Furniture and equipment	$ 142,639	$ 45,096	$ 97,543
Computers	65,365	29,467	35,898
Leasehold improvements	83,933	14,306	69,627

	$ 291,937	$ 88,869	$ 203,068

		Accumulated	Net book
March 31, 2008	Cost	amortization	value

Furniture and equipment	$ 110,921	$ 27,945	$ 82,976
Computers	55,927	16,745	39,182
Leasehold improvements	6,570	3,833	2,737

	$ 173,418	$ 48,523	$ 124,895

6.

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

(a)

Esaase Gold Property

The Company entered into an option agreement dated May 3, 2006 with Sametro Co. Ltd. (“Sametro”) to purchase a 100% interest in the Esaase gold property in southwest Ghana, subject to the underlying 10% interest, 3% net smelter return (“NSR”) royalty of the Ghanaian government in all mining projects in Ghana, and a 0.5% NSR owed to the Bonte Liquidation Committee. The agreement is subject to the following terms:

i.

Cash payments:

-US$100,000 to the bank from which Sametro borrowed funds by May 17, 2006 (paid);

-US$100,000 to Sametro by June 30, 2006, which payment Sametro will deliver to the Esaase Liquidation Committee (the “Committee”) (paid);

-US$100,000 to the Committee by December 30, 2006 (paid);

-US$40,000 to Sametro on May 3, 2007 (obligation renegotiated, see below);

-US$100,000 to the Committee by June 30, 2007(paid);

-US$100,000 to the Committee by December 30, 2007 (paid);

-US$50,000 to Sametro on May 3, 2010 and every year thereafter until production (obligation renegotiated, see below);

-US$200,000 to the Committee on production (paid in advance); and

-US$100,000 to Sametro on production (obligation renegotiated, see below).

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 9

Years ended March 31, 2009, 2008 and 2007

Expressed in Canadian Dollars

6.

Resource properties (continued)

(a)

Esaase Gold Property (continued)

i.

Issuance of 780,000 common shares of the Company to Sametro over a three year period:

-40,000 common shares of the Company to Sametro upon TSX Venture Exchange (“Exchange”) approval (issued);

-120,000 common shares of the Company to Sametro on May 3, 2007 (obligation renegotiated, see below);

-240,000 common shares of the Company to Sametro on May 3, 2008 (obligation renegotiated, see below); and

-380,000 common shares of the Company to Sametro on May 3, 2009 (obligation renegotiated, see below).

ii.

Work exploration expenditures of US$2,250,000 over a three year period:

-$500,000 by May 3, 2007 (incurred);

-$750,000 by May 3, 2008 (obligation renegotiated, see below); and

-$1,000,000 by May 3, 2009 (obligation renegotiated, see below).

The Company entered into a finder’s fee agreement dated June 5, 2006, whereby the Company paid US$10,000 and issued 4,000 common shares as finder’s fees with respect to this acquisition.

During the year ended March 31, 2008, after having already issued the cash and share payments as detailed in 6(a) i) and 6(a) ii) and completing the full work expenditure indicated in 6(a) iii), the Company renegotiated the option agreement so that all further cash and share payments as indicated in 6(a) i), 6(a) ii) and 6(a) iii) are no longer owed. In lieu of these payments, the Company paid $850,000 to a creditor of Sametro and issued 40,000 additional common shares to Sametro. The Company has been granted the full Esaase Mining Lease by the Minerals Commission and Minister of Mines, Lands and Forestry with no further obligation to any party aside from the NSR and government commitments. During the year ended March 31, 2008, the Company paid US$85,000 and issued 4,000 common shares of the Company as finder’s fees with respect to the renegotiation of the option agreement.

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

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 10

Years ended March 31, 2009, 2008 and 2007

Expressed in Canadian Dollars

6.

Resource properties (continued)

(b)

 Asumura Gold Project (continued)

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

During the year ended March 31, 2009, the Company decided not to pursue its option agreement on the Mt. Olives concession and as a result, $170,596 in acquisition and deferred exploration expenditures were written-off.

(c)

Nevada Projects

During the year ended March 31, 2007, the Company determined not to pursue its option agreements on projects commenced in the State of Nevada and as a result, wrote off acquisition and deferred exploration expenditures totaling $784,694.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 11

Years ended March 31, 2009, 2008 and 2007

Expressed in Canadian Dollars

7.

Share capital

(a)

Authorized

Unlimited common shares without par value; and

100,000,000 preferred shares without par value

(b)

Issued and outstanding common shares

	Number of Shares	Amount
Balance, March 31, 2006	12,164,418	$ 4,981,915
Issued on acquisition of resource properties
- at $1.43	90,000	128,700
- at $1.47	20,000	29,400
- at $1.65	4,000	6,600
- at $2.00	33,550	67,100
- at $3.38	40,175	135,792
Issued for cash:
Pursuant to private placements
- at $1.80	2,000,000	3,600,000
- at $2.75	5,662,500	15,571,875
Pursuant to the exercise of warrants
- at $0.85	639,100	543,235
- at $1.00	2,078,750	2,078,750
- at $2.40	4,000	9,600
Pursuant to the exercise of options
- $0.92	71,685	65,950
Share issuance costs	-	(1,822,566)
Transferred from contributed surplus for the exercise of options and warrants	-	62,825

Balance, March 31, 2007	22,808,178	25,459,176

Issued on acquisition of resource properties
- at $3.65	40,000	146,000
- at $3.09	4,000	12,360
Issued for cash
Pursuant to a private placement
- at $4.10	3,300,000	13,530,000
Pursuant to the exercise of warrants
- at $1.00	505,250	505,250
- at $2.40	535,220	1,284,528
- at $3.25	75,000	243,750
Pursuant to the exercise of options
- at $0.92	200,000	184,000
Share issuance costs		(1,171,911)
Transferred from contributed surplus for the exercise of options and warrants	-	296,181

Balance, March 31, 2008	27,467,648	40,489,334

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 12

Years ended March 31, 2009, 2008 and 2007

Expressed in Canadian Dollars

7.

Share capital (continued)

(b)

Issued and outstanding common shares (continued)

	Number of Shares	Amount
Balance, March 31, 2008	27,467,648	40,489,334

Issued for cash:
Pursuant to the exercise of warrants
- at $2.40	623,000	1,495,200
- at $3.25	150,000	487,500
Pursuant to the exercise of options
- at $0.92	263,905	242,793
Transferred from contributed surplus for the exercise of options and warrants	-	381,249
Balance, March 31, 2009	28,504,553	$ 43,096,076

During the year ended March 31, 2009, an aggregate of 773,000 common shares were issued for gross proceeds of $1,982,700 on exercise of warrants and broker’s warrants. In addition, a reclassification of $228,575 from contributed surplus to share capital was recorded on the exercise of broker’s warrants.

During the year ended March 31, 2009, 263,905 common shares were issued for gross proceeds of $242,793 on exercise of options. In addition, a reclassification of $152,674 from contributed surplus to share capital was recorded on the exercise of these options.

During the year ended March 31, 2008, the Company issued 40,000 shares with a fair value of $3.65 per share and 4,000 shares with a fair value of $3.09 per share pursuant to the Esaase property option agreement (note 6(a)). The shares issued on acquisition of resources properties fair value was determined by the trading price of the Company’s shares on the date they were issued.

During the year ended March 31, 2008, the Company completed a brokered private placement of 3,300,000 units of the Company at a price of $4.10 per unit for total gross proceeds of $13,530,000, pursuant to a letter of engagement with a syndicate of underwriters. Each unit consisted of one common share and one-half of one transferable common share purchase warrant of the Company. Each whole share purchase warrant shall be exercisable into one common share of the Company at a price of $5.25 per share for a period of 18 months expiring May 27, 2009. These warrants are subject to an acceleration clause, see note 7(d). The underwriters received a cash commission of $793,072 plus 330,000 broker warrants having a fair value of $378,839 and  exercisable at a price of $4.25 per broker warrant for a period of 18 months expiring May 27, 2009.

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

Years ended March 31, 2009, 2008 and 2007

Expressed in Canadian Dollars

7.

Share capital (continued)

(b)

Issued and outstanding common shares (continued)

During the year ended March 31, 2007, the Company issued 40,000 shares with a fair value of $1.43 per share and 4,000 shares with a fair value of $1.65 per share pursuant to the Esaase property option agreement (note 6(a)), 33,550 shares with a fair value of $2.00 per share and 40,175 shares with a fair value of $3.38 per share pursuant to the Asumura property option agreement (note 6(b)), 50,000 shares with a fair value of $1.43 per share pursuant to the Regent property option agreement  and 20,000 shares with a fair value of $1.47 per share pursuant to the Black Velvet property option agreement. These fair value of these shares were determined by the trading price of the Company’s shares on the date they were issued. The balance of the shares issued for each of the Black Velvet and Regent projects in Nevada were written off to operations in the year ended March 31, 2007 (Note 6 (c)).

During the year ended March 31, 2007, the Company completed a non-brokered private placement of 5,662,500 units at $2.75 per unit for gross proceeds of $15,571,875.  Each unit consisted of one common share and one-half of one common share purchase warrant.  Each whole share purchase warrant entitles the holder to acquire one additional common share at an exercise price of $3.25 per common share for a period of two years expiring February 16, 2009.  These warrants are subject to an acceleration clause, see note 7(e). The Company paid cash of $791,363 and issued 452,500 share purchase warrants having a fair value of $452,457 with the same terms as the private placement, as finder’s fees.

During the year ended March 31, 2007, the Company completed a non-brokered private placement of 2,000,000 units at $1.80 per unit for gross proceeds of $3,600,000.  Each unit consisted of one common share and one-half of one common share purchase warrant.  Each whole share purchase warrant entitles the holder to acquire one additional common share at an exercise price of $2.40 per common share for a period of eighteen months expiring April 30, 2008. These warrants are subject to an acceleration clause, see note 7(d). The Company paid cash of $204,798 and issued 169,720 share purchase warrants having a fair value of $373,948 with the same terms as the private placement, as finder’s fees.

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

(c)

Stock options

The Company maintains a fixed stock option plan that enables it to grant from time to time options to its directors, officers, employees and other service providers. During the year ended March 31, 2007, the Company amended its stock option plan increasing the number of shares reserved for issuance under the plan to 2,774,683. On October 1, 2007, shareholders of the Company approved a further increase in the number of shares reserved for issuance under the plan to 4,663,290. The options vest as to 25% on the date of the grant and 12 ½ % every three months thereafter for a total vesting period of 18 months. During the year ended March 31, 2009, the Company amended it stock option plan from a fixed plan to a 10% rolling plan.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 14

Years ended March 31, 2009, 2008 and 2007

Expressed in Canadian Dollars

7.

Share capital (continued)

(c)

Stock options (continued)

As summary of the status of options granted under the Company’s stock option plan for the year ended March 31, 2009 is presented below:

	Number of shares	Weighted average Exercise price
Balance, March 31, 2006	1,425,000	$ 1.02
Granted	1,349,000	2.48
Exercised	(71,685)	0.92
Balance, March 31, 2007	2,072,315	1.75
Granted	1,026,000	4.14
Exercised	(200,000)	0.92
Balance, March 31, 2008	3,528,315	2.49
Granted	100,000	1.12
Exercised	(263,905)	0.92
Forfeited	(150,000)	3.30
Balance, March 31, 2009	3,214,410	$ 2.54

The following table summarizes the stock options outstanding and exercisable at March 31, 2009:

Exercise price	Number outstanding at March 31, 2009	Expiry date	Number exercisable at March 31, 2009

$0.92	609,410	February 3, 2010	609,410
$1.16	220,000	November 22, 2010	220,000
$2,48	60,000	February 2, 2011	60,000
$2.44	1,230,000	November 10, 2011	1,230,000
$3.38	19,000	March 7, 2012	19,000
$3.60	100,000	October 17, 2012	87,500
$4.20	876,000	February 5, 2013	657,000
$1.13	100,000	January 15, 2014	25,000
	3,214,410		2,907,910

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 15

Years ended March 31, 2009, 2008 and 2007

Expressed in Canadian Dollars

7.

Share capital (continued)

(c)

Stock options (continued)

As at March 31, 2009, 3,214,410 (2008 - 3,528,315; 2007 - 2,702,315) stock options were outstanding, of which, 2,907,910 (2008 - 2,600,315; 2007 - 1,814,315) were exercisable.

At March 31, 2009, the stock options outstanding have a weighted average remaining contractual life of 2.63 years (2008 - 3.46 years; 2007 - 3.61 years).  At March 31, 2009, the stock options exercisable have a weighted average exercise price of $2.45 (2008 - $2.61; 2007 - $2.01) per share.

During the year ended March 31, 2009, under the fair-value-based method, $586,652 (2008 - $1,710,911; 2007 - $1,785,810) in stock-based compensation expense was recorded in the statements of operations and deficit and $136,411 (2008 - $643,488; 2007 - $384,595) was capitalized to resource properties for stock options granted to directors, employees and consultants of the Company.

The fair value of stock options used to calculate compensation expense has been estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	2009	2008	2007

Risk-free interest rate	1.48%	3.18%	3.95%
Expected dividend yield	0%	0%	0%
Stock price volatility	86%	89%	110%
Expected life of options	3.67 years	4.23 years	4.10 years

The weighted average fair value of options granted during the year ended March 31, 2009 was $0.70 (2008 - $2.92; 2007 - $2.56) per option.

(d)

Warrants

The following warrants were outstanding at March 31, 2009. Each warrant entitles the holder to purchase one common share of the Company as follows:

Number of Shares	Exercise Price	Expiry Date
330,000	$4.25	May 27, 2009
1,650,000 (1)	$5.25	May 27, 2009

(1) These warrants are subject to an acceleration clause whereby if the shares of the Company trade above $6 for a period of 20 consecutive trading days, the Company will have the option to require the earlier exercise of the warrants within 30 days of formal notice from the Company.

On May 27, 2009, all of the warrants outstanding as at March 31, 2009 expired unexercised.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 16

Years ended March 31, 2009, 2008 and 2007

Expressed in Canadian Dollars

7.

Share capital (continued)

(d)

Warrants (continued)

The continuity of share purchase warrants for March 31, 2009 is as follows:

Exercise price	Expiry date	March 31, 2008	Issued	Exercised	Expired	March 31, 2009

$ 2.40	May 16, 2007	630,500	-	(623,000)	(7,500)	-
$ 3.25	February 16, 2009	3,208,750	-	(150,000)	(3,058,750)	-
$ 4.25	May 27, 2009	330,000	-	-	-	330,000
$ 5.25	May 27, 2009	1,650,000	-	-	-	1,650,000
		5,819,250	-	(773,000)	(3,066,250)	1,980,000

The continuity of share purchase warrants for March 31, 2008 is as follows:

Exercise price	Expiry date	March 31, 2007	Issued	Exercised	Expired	March 31, 2008

$ 1.00	October 13, 2007	505,250	-	(505,250)	-	-
$ 2.40	May 16, 2007	1,165,720	-	(535,220)	-	630,500
$ 3.25	Jan 19, 2008	3,283,750	-	(75,000)	-	3,208,750
$ 4.25	May 27, 2009	-	330,000	-	-	330,000
$ 5.25	May 27, 2009	-	1,650,000	-	-	1,650,000
		4,954,720	1,980,000	(1,115,470)	-	5,819,250

The estimated fair value of the brokers’ warrants of $nil as at March 31, 2009 (2008 - $378,839; 2007 - $826,405) is included in share issue costs.

The fair value of broker warrants used to calculate share issuance costs has been estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	2009	2008	2007

Risk-free interest rate	-	3.74%	4.04%
Expected dividend yield	-	0%	0%
Stock price volatility	-	66.4%	65.7%
Expected life of options	-	1.5 years	1.33 years

The weighted average fair value of broker warrants granted during the year ended March 31, 2009 was $nil (2008 - $1.15; 2007 - $1.33) per broker warrant.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 17

Years ended March 31, 2009, 2008 and 2007

Expressed in Canadian Dollars

7.

Share capital (continued)

(e)

Contributed surplus

	2009	2008	2007

Balance, beginning of year	$ 6,238,410	$ 3,801,353	$ 867,367
Stock-based compensation	723,063	2,354,399	2,170,406
Brokers’ warrants issued	-	378,839	826,405
Transferred to share capital for the exercise of options and brokers’ warrants	(381,249)	(296,181)	(62,825)
Balance, end of year	$ 6,580,224	$ 6,238,410	$ 3,801,353

 (f)

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

8.

Related party transactions

Included in professional fees is $Nil (2008 - $24,119; 2007 - $60,508) paid or accrued for legal fees to a company controlled by a director of the Company and $76,660 (2008 - $51,380; 2007 - $51,375) for accounting fees to a company controlled by an officer of the Company during the year ended March 31, 2009.

Included in consulting fees, wages and benefits is $91,270 (2008 - $65,722; 2007 - $50,758) paid or accrued for consulting fees paid to an officer of the Company during the year ended March 31, 2009.

The Company has entered into a consulting agreement with a director and officer of the Company in the amount of US$7,000 per month plus benefits. The fee was increased to US$12,000 per month effective November 1, 2007. During the year ended March 31, 2009, the Company paid consulting fees and benefits of $211,632 (2008 - $183,258; 2007 - $113,758) under this agreement.

During the year ended March 31, 2009, the Company paid or accrued $155,404 (2008 - $125,138; 2007 - $105,036) for geological fees to a director of the Company. These costs have been included in resource properties.

During the year ended March 31, 2009, the Company paid directors’ fees of $21,600 (2008 - $6,000; 2007 - $nil) to certain directors of the Company.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 18

Years ended March 31, 2009, 2008 and 2007

Expressed in Canadian Dollars

8.

Related party transactions (continued)

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts payable and accrued liabilities at March 31, 2009 is $61,939 (2008 - $55,933; 2007 - $97,910) owing to directors of the Company and a company controlled by a director and officer of the Company.

9.

Commitments

During the year ended March 31, 2009, the Company signed an office premises lease agreement for approximately $17,637 per month commencing December 1, 2008 and expiring on November 30, 2013.  Minimum annual lease payments over the term of the lease are as follows:

2010	$ 222,851
2011	222,851
2012	222,851
2013	222,851
2014	148,568
$ 1,039,972

The Company also has commitments as described in note 6 related to resource properties and exploration costs.

10.

Income taxes

The Company has accumulated foreign resource deductions totaling $25,367,002 and non-capital losses of approximately $7,674,000 in Canada and CDN$2,300,000 in Ghana for income tax purposes, which may be carried forward to reduce taxable income of future years.  The non-capital losses expire as follows:

	Ghana	Canada	Total

2010	$ -	$ 31,000	$ 31,000
2011		55,000	55,000
2012	368,000	370,000	738,000
2013	1,013,000	-	1,013,000
2014	919,000	-	919,000
2026	-	1,098,000	1,098,000
2027	-	1,606,000	1,606,000
2028	-	1,984,000	1,984,000
2029	-	2,530,000	2,530,000

	$ 2,300,000	$ 7,674,000	$ 9,974,000

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 19

Years ended March 31, 2009, 2008 and 2007

Expressed in Canadian Dollars

10.

Income taxes (continued)

A reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2009	2008	2007

Average statutory tax rate	28.50%	31.9%	33.33%

Loss before income taxes	$ (4,176,000)	$ (4,316,000)	$ (4,381,000)

Expected income tax recovery	(1,191,000)	(1,393,000)	(1,463,000)
Increase (decrease) in income tax recovery resulting from:
Mineral exploration costs not deductible for tax	245,000	403,000	1,139,000
Stock based compensation	178,000	445,000	464,000
Other permanent differences	133,000	59,000	-
Change in statutory rates	94,000	226,000	361,000
Share issuance costs	-	(206,000)	(259,000)
Change in the valuation allowance	541,000	466,000	(242,000)

Income tax recovery	$ -	$ -	$ -

The significant components of the Company’s future income tax assets are as follows:

	2009	2008	2007

Non-capital losses	$ 2,570,000	$ 1,690,000	$ 922,000
Foreign development and exploration expenditures	(1,283,000)	(1,038,000)	(634,000)
Share issuance costs	240,000	349,000	251,000
Capital assets	24,000	11,000	7,000

	1,551,000	1,012,000	546,000
Less: valuation allowance	(1,551,000)	(1,012,000)	(546,000)

	$ -	$ -	$ -

The Company has recorded a valuation allowance against its future income taxes based on the extent to which it is more likely-than-not that sufficient taxable income will not be realized during the carry forward period to utilize all the future tax assets.

11.

Contingencies

Keegan Ghana Ltd.  was named jointly with the Ghana Minerals Commission as a co-defendant in a legal suit by the company that had originally optioned the Esaase gold property to the Company. The Plaintiff is alleging certain irregularities in connection with the closing of the option resulting in Keegan Ghana’s acquisition of the Esaase gold property and the issuing of the requisite regulatory approvals under Ghanaian Law. Keegan Ghana has refuted the allegations on grounds that it had at all material times acted legally and in good faith and has therefore filed a defense and counter-claim against the Plaintiff. The Company is of the view after discussion with Ghanaian Counsel that the allegations are totally without legal merit and will be vigorously defended.  The Ghana Minerals Commission has also denied the allegations and filed a defense to the suit. The Company’s potential liability for damages, if any, is currently not determinable.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 20

Years ended March 31, 2009, 2008 and 2007

Expressed in Canadian Dollars

12.

Segmented information

Geographic Information

The Company operates in one reportable operating segment, being the exploration of resource properties.

	Canada	Ghana	Total

2009

Furniture, equipment and leasehold improvements	$ 159,534	$ 43,534	$ 203,068
Resource properties	-	30,357,945	30,357,945

	$ 159,534	$ 30,401,479	$ 30,561,013

	Canada	Ghana	Total

2008

Furniture, equipment and leasehold improvements	$ 55,817	$ 69,078	$ 124,895
Resource properties	-	19,104,569	19,104,569

	$ 55,817	$ 19,173,647	$ 19,229,464

13.

Financial instruments

As at March 31, 2009, the Company’s financial instruments consist of cash and cash equivalents, receivables, and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant credit, liquidity, or market risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

The risk exposure is summarized as follows:

(a)

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash balances at the banks in each of Canada and Ghana, its short-term bank guaranteed investment certificates and accounts receivable. The short-term investments are with Schedule 1 banks or equivalent, with the majority of its cash held in Canadian based banking institutions, authorized under the Bank Act to accept deposits, which may be eligible for deposit insurance provided by the Canadian Deposit Insurance Corporation. The receivables consist primarily of goods and services recoverable of $49,041 which are not considered past due.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 21

Years ended March 31, 2009, 2008 and 2007

Expressed in Canadian Dollars

13.

Financial instruments (continued)

(b)

Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. As at March 31, 2009, the Company had a cash and cash equivalents balance of $2,011,118 and a short-term investment of $1,000,000 to settle current liabilities of $652,656 which mainly consist of accounts payable that are considered short term and settled within 30 days. Subsequent to March 31, 2009, the Company raised net proceeds of $18,240,000 from a brokered private placement financing (see note  14(a)). To maintain the Company in good standing and maintain its interests in its exploration properties, management estimates its capital requirements for the next twelve months to be approximately $10,000,000. This cost estimate does not include expenses related to the evaluation of potential property acquisitions.

(c)

Market risk

i.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s cash and cash equivalents attract interest at floating rates and have maturities of 90 days or less. The interest is typical of Canadian banking rates, which are at present low, however the conservative investment strategy mitigates the risk of deterioration to the investment. A change of 100 basis points in the interest rates would not be material to the financial statements.

ii.

Foreign currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in Canada and Ghana and holds cash in Canadian, United States and Ghanaian Cedi currencies in line with forecasted expenditures. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Ghanaian Cedi could have an effect on the Company’s results of operations, financial position or cash flows. At March 31, 2009, the Company had no hedging agreements in place with respect to foreign exchange rates.

The Company is exposed to currency risk through the following financial assets denominated in currencies other than Canadian dollars:

March 31, 2009	Cash and cash equivalents

US dollars	$ 159,991
Ghana Cedis	$ 744,403

Based on the above net foreign currency exposures at March 31, 2009, a 10% depreciation or appreciation of the above currencies against the Canadian dollar would result in an approximate $86,000 decrease or increase in the Company’s net income.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 22

Years ended March 31, 2009, 2008 and 2007

Expressed in Canadian Dollars

13.

Financial instruments (continued)

(d)

Fair value

The carrying values of cash and cash equivalents, receivables and accounts payable and accrued liabilities approximate their respective fair values due to the short-term nature of these instruments.

14.

Capital management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company in order to support the acquisition, exploration and development of mineral properties and to maintain the Company in good standing with the various regulatory authorities. The Company has no debt and is not subject to externally imposed capital requirements.

The properties in which the Company currently has an interest in are in the exploration stage, as such, the Company does not recognize revenue from its exploration properties. The Company’s historical sources of capital have consisted of the sale of equity securities and interest income. In order for the Company to carry out planned exploration and development and pay for administrative costs, the Company will spend its working capital and raise additional amounts externally as needed.

The Company has policies and procedures in place for employee and officer expenditure authorization limits and capital expenditure authorization. Capital expenditures of $100,000 or more require approval by the Board of Directors. Management reviews its capital management approach on an ongoing basis and believes this approach, given the size of the Company, is reasonable.

There were no changes in the Company’s management of capital during the year ended March 31, 2009.

15.

Subsequent event

The following events occurred subsequent to March 31, 2009:

(a)

The Company completed a brokered private placement with a syndicate of underwriters pursuant to an underwriting agreement dated May 8, 2009, under which the underwriters purchased an aggregate of 8,000,000 common shares of the Company at a price of $2.40 per common share for total gross proceeds of $19,200,000.

Pursuant to the underwriting agreement, the Company paid a commission to the underwriters equivalent to 5% of the gross proceeds raised or $960,000. In addition, the Company issued 400,000 warrants to the underwriters which is equal to 5% of the total common shares sold. Each warrant will entitle the underwriters to purchase a common share of the Company at a price of $3.10 per share for a period of 18 months.

(b)

The Company granted incentive stock options to a director and consultants to purchase 170,000 common shares at an exercise price of $3.31 per share expiring five years from the grant date.

(c)

There were 154,348 common shares issued pursuant to the exercise of stock options for gross proceeds of $256,000.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 23

Years ended March 31, 2009, 2008 and 2007

Expressed in Canadian Dollars

16.

Comparative Figures

Certain of the comparative figures have been reclassified to conform with the presentation in the current year.

17.

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

(a)

Resource properties and deferred exploration costs

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

(b)

Comprehensive loss

US GAAP requires disclosure of comprehensive loss which, for the Company, is net loss under US GAAP adjusted for the change in items excluded from net loss under US GAAP.  Upon adoption of CICA Handbook Section 1530 on April 1, 2007 (note 2), there are no ongoing differences between Canadian and US GAAP in reporting and displaying comprehensive loss.

(c)

New Accounting Standards

Recently adopted accounting pronouncements

On September 15, 2006, FASB issued Statement No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. SFAS No. 157 references fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. SFAS No. 157 does not expand the use of fair value in any new circumstances. Originally, SFAS No. 157 was effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Accordingly, we adopted SFAS No. 157 in the first quarter of fiscal year 2009. In February 2008, the FASB issued FASB Staff Position No. 157-2, “Effective Date of FASB Statement No. 157”, which provides a one year deferral of the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value at least annually. Therefore, the Company has adopted the provisions of SFAS No. 157 with respect to its financial assets and liabilities only.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 24

Years ended March 31, 2009, 2008 and 2007

Expressed in Canadian Dollars

17.

United States generally accepted accounting principles (continued)

(a)

New Accounting Standards (continued)

Recently adopted accounting pronouncements (continued)

In February, 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”.  This Statement permits all entities to choose, at specified election dates, to measure eligible items at fair value (the “fair value option”).  A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date.  Upfront costs and fees related to items for which the fair value option is elected shall be recognized in earnings as incurred and not deferred.  If an entity elects the fair value option for a held-to-maturity or available-for sale- security in conjunction with the adoption of this Statement, that security shall be reported as a trading security under Statement 115, but the accounting for a transfer to the trading category under paragraph 15 (b) of Statement 115 does not apply.  Electing the fair value option for an existing held-to-maturity security will not call into question the intent of an entity to hold other debt securities to maturity in the future.  This statement is effective as of the first fiscal year that begins after November 15, 2007 (i.e. for the Company’s fiscal year beginning April 1, 2008).  The effects of SFAS 159 did not have a significant impact on the Company’s financial condition or results of operations.

In December 2007, the SEC issued Staff Accounting Bulletin (“SAB”) No. 110 which amends SAB 107 to allow for the continued use, under certain circumstances, of the “simplified” method in developing an estimate of the expected term of so-called “plain vanilla” stock options accounted for under FAS 123R, “Share-Based Payment.” When SAB 107 was published, the staff believed that more information about employee exercise behavior (e.g., employee exercise patterns by industry or other categories of companies) would become available.  Therefore, the staff stated in SAB 107 that it would not expect the simplified method to be used for stock option grants after December 31, 2007.  The staff now understands that such information will not be widely available by December 31, 2007.  Accordingly, the SEC staff will accept, under certain circumstances, the use of the simplified method beyond December 31, 2007 for “plain vanilla” options (as described in SAB 110).  The adoption of SAB 110 did not have a significant impact on its consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

i.

Business combinations

In December 2007, the FASB issued SFAS 141R “Business Combinations” which is effective for fiscal years beginning after December 15, 2008. SFAS 141R, which will replace FAS 141, is applicable to business combinations consummated after the effective date of December 15, 2008. The Company is currently evaluating the impact that the adoption of SFAS No. 141R might have on its financial position or results of operations.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 25

Years ended March 31, 2009, 2008 and 2007

Expressed in Canadian Dollars

17.

United States generally accepted accounting principles (continued)

Recent Accounting Pronouncements Not Yet Adopted (continued)

ii.

Non-controlling interests

In December 2007, the FASB also issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB 51”. SFAS No. 160 will change the accounting and reporting for minority interests, which will be re-characterized as non-controlling interests and classified as a component of equity. SFAS No. 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008 and interim periods within those fiscal years. The Company is currently evaluating the impact that the adoption of SFAS 160 might have on its financial position or results of operations.

iii.

Derivative Instruments and Hedging Activities

In March 2008, the FASB issued SFAS 161 “Disclosures about Derivative Instruments and Hedging Activities – an amendment of SFAS 133.  This Statement requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption.  The Company is currently evaluating the impact that the adoption of SFAS 161 might have on its financial position or results of operations.

iv.

Subsequent Events

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events,” which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  SFAS No. 165 is effective for financial statements issued for interim and annual reporting periods ending after June 15, 2009.  The Company is currently evaluating the impact that the adoption of SFAS No. 165 might have on its financial position or results of operations.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 26

Years ended March 31, 2009, 2008 and 2007

Expressed in Canadian Dollars

17.

United States generally accepted accounting principles (continued)

(f)

Reconciliation

The effect of the above measurement differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the consolidated balance sheets and statements of loss and deficit and cash flows is summarized as follows:

Reconciliation of losses reported to US GAAP:

	2009	2008	2007

Net loss and comprehensive loss as reported in accordance with Canadian GAAP	$(4,176,396)	$(4,316,042)	$(4,381,139)
Adjustments:
Mineral property exploration costs (note 17(a))	(11,057,807)	(10,232,744)	(5,279,866)

Net loss and comprehensive loss under US GAAP	$(15,234,203)	$(14,548,786)	$(9,661,005)

Net loss per share under US GAAP	$(0.54)	$(0.59)	$(0.62)

Reconciliation of total assets, liabilities and shareholders’ equity to US GAAP:

	2009	2008

Total assets under Canadian GAAP	$33,717,800	$34,669,516
Adjustments:
Mineral property exploration costs (note 17(a))	(27,383,154)	(16,325,347)

Total assets under US GAAP	$6,334,646	$18,344,169

Total liabilities under Canadian and US GAAP	$652,656	$376,532

Total shareholders’ equity under Canadian GAAP	33,065,144	34,292,984
Adjustments:
Mineral property exploration costs (note 17(a))	(27,383,154)	(16,325,347)
Total shareholders’ equity under US GAAP	5,681,990	17,967,637

Total liabilities and shareholders’ equity under US GAAP	$6,334,646	$18,344,169

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 27

Years ended March 31, 2009, 2008 and 2007

Expressed in Canadian Dollars

17.

United States generally accepted accounting principles (continued)

(f)

Reconciliation (continued)

Reconciliation of consolidated statements of cash flows under US GAAP:

	2009	2008	2007

Cash used in operating activities under Canadian GAAP	$(3,207,108)	$(2,382,527)	$(1,764,862)
Adjustments:
Mineral property exploration costs (note 17(a))	(10,901,528)	(9,861,207)	(4,924,500)

Cash used in operating activities under US GAAP	$(14,108,636)	$(12,243,734)	$(6,689,362)

	2009	2008	2007
Cash used in investing activities under Canadian GAAP	$(12,258,320)	$(11,487,391)	$(5,790,682)
Adjustments:
Mineral property exploration costs (note 17(a))	10,901,528	9,861,207	4,924,500

Cash used in investing activities under US GAAP	$(1,356,792)	$(1,626,184)	$(866,182)

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing of Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 29, 2009	By: /s/ “Daniel T. McCoy”
Daniel T. McCoy, President and CEO