Form 20-F
period 2010-03-31
Keegan Resources Inc.
filed 2010-07-01
CIK 1377757

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

Annual Report

[  ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2010

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

Tony M. Ricci, (604) 683-8193, tony@keeganresources.com

(Name, telephone and email of company contact)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.  45,047,123 common shares at March 31, 2010.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes [  ]   No [X]

If this report is an annual or transitional report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes [  ]   No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.

Yes [X]   No [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [  ]  Accelerated filer [X ]  Non-accelerated filer [  ]

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

KEEGAN RESOURCES INC.

FORM 20-F ANNUAL REPORT

FINANCIAL AND OTHER INFORMATION

In this Annual Report, (i) references to “we”, “us”, “our”, the “Company” or “Keegan” mean Keegan Resources Inc. and its subsidiaries, unless the context requires otherwise; (ii) we use the Canadian dollar as our reporting currency and, unless otherwise specified, all dollar amounts are expressed in Canadian dollars and references to “CDN$” or “$” mean Canadian dollars; and (ii) our financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and Note 15 to these financial statements provides a reconciliation of our financial statements to United States generally accepted accounting principles (“U.S. GAAP”).

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

PART I

ITEM 1

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Item 1.A

Directors and Senior Management

No disclosure required.

Item 1.B

Advisers

No disclosure required.

Item 1.C

Auditors

No disclosure required.

ITEM 2

OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3

KEY INFORMATION

Item 3.A

Selected Financial Data

The following table presents selected financial data derived from our audited financial statements for the fiscal years ended March 31, 2010, 2009, 2008, 2007 and 2006.  You should read this information in conjunction with our audited financial statements and related notes, as well as Item 4: “Information on the Company” and Item 5: “Operating and Financial Review and Prospects” of this annual report.

Our financial statements have been prepared in accordance with Canadian GAAP in Canadian dollars.  Note 15 to the annual financial statements included herein provides descriptions of material measurement differences between Canadian GAAP and US GAAP as they relate to us and a reconciliation of our financial statements to US GAAP.

Table No. 3

Selected Financial Data

(CDN$ in 000, except per share data)

	Year Ended March 31, 2010	Year Ended March 31, 2009	Year Ended March 31, 2008	Year Ended March 31, 2007	Year Ended March 31, 2006
CANADIAN GAAP
Revenue	Nil	Nil	Nil	Nil	Nil
Expenses	($6,943)	($3,619)	($4,170)	($3,641)	($1,798)
Other Income (Expenses)	($30)	($557)	($146)	($740)	($1,191)
Loss for the Period	($6,973)	($4,176)	($4,316)	($4,381)	($2,989)
Loss Per Share	($0.18)	($0.15)	($0.17)	($0.28)	($0.31)
Wtg. Avg. Shares (000)	38,019	28,233	24,605	15,595	9,602
Period-End Shares	45,047	28,505	27,468	22,808	12,164
Working Capital	$47,945	$2,504	$15,064	$13,907	$625
Resource Properties	$41,123	$30,358	$19,105	$7,198	$1,449
Long-Term Debt	Nil	Nil	Nil	Nil	Nil
Capital Stock	$104,887	$43,096	$40,489	$25,459	$4,982
Shareholders’ Equity	$89,386	$33,065	$34,293	$21,142	$2,112
Total Assets	$90,534	$33,718	$34,670	$21,494	$2,372
US GAAP
Net Loss	($17,738)	($15,234)	($14,549)	($9,661)	($4,095)
Loss Per Share	($0.47)	($0.54)	($0.59)	($0.62)	($0.43)
Resource Properties	$2,975	$2,975	$2,779	$1,105	$343
Shareholders’ Equity	$51,238	$5,682	$17,968	$15,049	$1,006
Total Assets	$52,386	$6,335	$18,344	$15,401	$1,266

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

Exchange Rates

The following tables present for the periods indicated, certain rates of exchange for Canadian dollars in terms of U.S. dollars (based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York):

Table No. 4

U.S. Dollar/Canadian Dollar

Period	Average	High	Low	Close
Fiscal Year Ended March 31, 2010	$1.09	1.26	$1.01	$1.02
Fiscal Year Ended March 31, 2009	$1.13	$1.30	$0.98	$1.26
Fiscal Year Ended March 31, 2008	$1.03	$1.16	$0.92	$1.03
Fiscal Year Ended March 31, 2007	$1.14	$1.19	$1.10	$1.15
Fiscal Year Ended March 31, 2006	$1.19	$1.27	$1.13	$1.17

	Dec. 2009	Jan. 2010	Feb. 2010	Mar. 2010	Apr. 2010	May 2010
Average	$1.05	$1.04	$1.06	$1.02	$1.01	$1.04
High	$1.07	$1.07	$1.08	$1.06	$1.02	$1.08
Low	$1.04	$1.02	$1.04	$1.01	$0.99	$1.01
Close	$1.05	$1.07	$1.05	$1.02	$1.02	$1.04

The rate of exchange for the Canadian dollar to the U.S. dollar on June 25, 2010 was US$1.00 = 1.04 Cdn$.

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

A lawsuit is on-going in Ghana wherein the plaintiff seeks to reclaim Keegan Ghana’s interests in its principal mineral property, the Esaase Concession.

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

Market Conditions may affect Keegan’s ability to raise further capital.

Capital market disruptions, as recently experienced in 2008 and 2009, have a significant material adverse impact on companies in many sectors of the economy and can significantly limit access to capital and credit.  These disruptions could, among other things, make it more difficult for the Company to obtain, or increase the Company’s cost of obtaining, financing for its operations.  Failure to raise capital when needed or on reasonable terms may have a material adverse effect on the Company’s business, financial condition and results of operations.

Additionally, these factors, as well as other related factors, may cause decreases in asset value and create solvency concerns, which may result in impairment losses.

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

If it is determined that a commercially mineable ore-body exists and it can be economically exploited, Keegan will require significant additional financing in order to complete the potential development of the Esaase Property.

Keegan will need to raise additional financing to fund the costs of developing the Esaase Property into commercial production if warranted.  If the costs of Keegan’s planned exploration programs are greater than anticipated, Keegan may have to seek additional funds through public and private share offerings, arrangements with corporate partners, or debt financing.  There can be no assurance that Keegan will be successful in its efforts to raise these required funds, or that it will be able to raise the funds on terms that do not result in high levels of dilution to shareholders.

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

If price for gold declines, Keegan may not be able to raise the additional financing required to fund its exploration and potential development activities for the Esaase Property.

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

Government regulations relating to mineral rights tenure, permission to disturb areas and the right to develop and operate a mine can adversely affect the operations of Keegan.  Keegan may not be able to obtain all necessary licenses and permits that may be required to carry out exploration and, if warranted, development of its projects.  Any changes in regulations or shift in political attitude are beyond the control of Keegan and may adversely affect its business.

Keegan is subject to many risks that are not insurable and, as a result, Keegan will not be able to recover losses through insurance should such uninsurable liabilities occur.

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

Gold exploration, including the exploration of the Esaase Property and other projects, involves a high degree of risk.  Exploration projects are frequently unsuccessful.  Few prospects that are explored are ultimately developed into producing mines.  The Company cannot be certain that its gold exploration efforts will be successful.  The success of gold exploration is dependent in part on the following factors:

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

Substantial expenditures are required to determine if a project has economically mineable mineralization.  It could take several years to establish Proven and Probable Mineral Reserves and to develop and construct mining and processing facilities.  As a result of these uncertainties, the Company cannot guarantee that current and future exploration programs will result in the discovery of Mineral Reserves, the expansion of existing Mineral Reserves and the development of mines.

The market price of Keegan’s common shares is subject to high volatility and could cause investor loss.

The market price of a publicly traded stock, especially a resource issuer like Keegan, is affected by many variables in addition to those directly related to exploration successes or failures.  Such factors include the general condition of market for resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments and the breadth of the public market for the stock.  The effect of these and other factors on the market price of Keegan’s common shares suggests Keegan’s shares will continue to be volatile.  Therefore, investors could suffer significant losses if Keegan’s shares are depressed or illiquid when an investor seeks liquidity and needs to sell Keegan shares.

Keegan must comply with the laws and regulations of a foreign jurisdiction.

Keegan has focused its operations on the properties in Ghana.  Nearly all mining projects require government approval regardless of the country.  There can be no certainty that these approvals will be granted in a timely manner, or at all.  The laws in foreign countries tend to differ significantly from North America and are subject to change.  Mining operations, development and exploration activities are generally subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, environmental protection and remediation, protection of endangered and protected species, mine safety, toxic substances and other matters.

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

In addition, Keegan may face import and export regulations, including restrictions on the export of gold, disadvantages of competing against companies from countries that are not subject to Canadian and U.S. laws, including foreign corrupt practices legislation, restrictions on the ability to pay dividends offshore, and risk of loss due to disease and other potential endemic health issues.  Although Keegan is not currently experiencing any significant or extraordinary problems arising from such risks in the foreign country that we have properties in, there can be no assurance that such problems will not arise in the future.

Competition

Keegan operates in a competitive industry and compete with other more well established companies which have greater financial resources.  Keegan faces strong competition from other mining companies in connection with exploration and the acquisition of properties producing, or capable of producing precious metals.  Many of these companies have greater financial resources, operational experience and technical capabilities than us.  As a result of this competition, Keegan may be unable to maintain or acquire attractive mining properties on terms we consider acceptable or at all.  Consequently, our operations and financial condition could be materially adversely affected.

Keegan’s operations are subject to fluctuations in currency exchange rates, which could materially adversely affect its financial position.

Keegan maintains most of its working capital in Canadian dollars with a reserve of six months of projected expenditures in US dollars.  Keegan converts Canadian funds to foreign currencies in anticipation of foreign currency denominated obligations.  Accordingly, Keegan is subject to fluctuations in the rates of currency exchange between Canadian dollar and these foreign currencies, and these fluctuations could materially affect the Company’s financial position and results of operations. A significant portion of the operating costs at Esaase and Asumura is based on the US dollar and the Ghanaian currency, the Cedi.

Dilution through employee/director/consultant options could adversely affect Keegan’s stockholders.

Because the success of Keegan is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. There are 2,984,507 share purchase options outstanding as at March 31, 2010, which, if exercised, would result in an additional 2,984,507 common shares being issued and outstanding. (See “Table No. 8 Stock Option Grants under Item 6.B Compensation”).

Keegan is dependent on key personnel and the absence of any of these individuals could result in the Company having to cease operations.

While engaged in the business of exploring mineral properties, the nature of Keegan’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  Keegan’s growth will depend, on the efforts of its Senior Management, particularly its Executive Chairman, Shawn Wallace, its Chief Executive Officer and President, Maurice Tagami, its Chief Financial Officer, Tony Ricci and its Board of Directors that includes Marcel DeGroot, Robert McLeod, and Gordon Fretwell, in addition to Shawn Wallace, Mr. McCoy and Maurice Tagami. Keegan does not carry key-man insurance on any individuals.

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

ITEM 4

INFORMATION ON THE COMPANY

Item 4.A

History and Development of the Company

Incorporation and Name Changes

The Company was incorporated as “Quicksilver Ventures Inc.” on September 23, 1999 under the Company Act (British Columbia) (now the British Columbia Business Corporation Act). Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on August 13, 2004, the Company changed its name from Quicksilver Ventures Inc. to Keegan Resources Inc.

Keegan’s executive office is located at Suite 600, 1199 West Hastings Street, Vancouver, British Columbia, Canada V6E 3T5, Telephone: (604) 683-8193, Facsimile: (604) 683-8194, Website: www.keeganresources.com, Email: info@keeganresources.com.  Keegan’s registered office is located at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, BC V6E 4N7.

On January 2, 2008, the Company’s common shares began trading on the American Stock Exchange (now NYSE Amex Equities Exchange). On December 22, 2008, the Company graduated from the TSX Venture Exchange (the “TSX-V”) to the Toronto Stock Exchange (the “TSX”) and commenced trading under the trading symbol “KGN”.

For the purposes of the United States regulatory requirements and United States Generally Accepted Accounting Principles, Keegan is considered to be an exploration stage company.

As at March 31, 2010, the Company has mining interests in West Africa (see “Item 4.D Property, Plant and Equipment”).

Financings

The Company has financed its operations through funds raised in public/private placements of common shares and shares issued upon exercise of stock options and share purchase warrants. Over the past three fiscal years, the Company raised funds through the issuance of the following common shares:

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount
Fiscal 2008	Private Placement, net of share issue costs	3,300,000	$12,358,089
	Exercise of share purchase warrants	1,115,470	$2,033,528
	Exercise of share purchase options	200,000	$184,000
Fiscal 2009	Exercise of share purchase warrants	773,000	$1,982,700
	Exercise of share purchase options	263,905	$242,793
Fiscal 2010	Bought deal share offering, net of share issue costs	8,000,000	$18,059,533
	Brokered private placement, net of share issue costs	7,015,000	$39,003,739
	Exercise of share purchase warrants	162,667	$504,268
	Exercise of share purchase options	1,289,903	$2,301,880

Capital Expenditures

The Company’s principal capital expenditures (there have been no material divestitures) over the three fiscal years ended March 31, 2009 are as follows:

Year	Resource property acquisition costs	Deferred exploration costs	Furniture, equipment and leasehold improvements	Total
2008	$1,515,725	$9,861,207	$110,459	$11,487,391
2009	$237,161	$10,901,528	$119,631	$11,258,320
2010	$nil	$9,368,626	$214,751	$10,979,934

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

On March 11, 2005, Keegan announced that it had entered into an option agreement with GTE Ventures Limited, an unrelated privately held Ghanaian company, to acquire the Asumura gold project located in West Ghana (the “Asumura Property”).  The option agreement allowed Keegan to acquire 100% of the private interest in the Asumura Property, subject to a 3.5% net smelter return (“NSR”) royalty, 50% of which could be purchased by Keegan for US$2,000,000, Keegan’s interest could be earned by performing work expenditures totalling US$1,000,000, delivering cash payments totalling US$100,000 and delivering shares of Keegan totalling US$100,000 in value over a period of three years.  During the year ended March 31, 2008, the Company acquired an option to purchase the remaining 50% of the NSR royalty for an additional US$4,000,000.  Keegan’s interest in the Asumura Property is also subject to the government of Ghana’s 10% carried interest. See “Item 4.D Property, Plant and Equipment - Asumura Property”.

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

The Company’s material properties currently consist of the Asumura Property and the Esaase Property, both in West Ghana, Africa.  See Item 4.D “Property, Plant and Equipment” below for more information relating to these properties.

Plan of Operations

Our plan of operations for the next 12 months is to:

(a)

undertake additional exploration at the Esaase Property to add to the existing resource estimates and convert additional resources from inferred to measured and indicated resources categories.  Exploration will consist of reverse circulation drilling of current exploration and resource extension targets and core drilling targeting higher grade targets of the deposit down dip and along strike to the north;

 (b)

complete metallurgical and hydrogeological drill programs in conjunction with engineering studies to support the Esaase Property’s pre-feasibility and feasibility studies;

(c)

continue working with local communities, the Ghanaian government and the Ghanaian Enviromental Protection Agency (the “EPA”) to both advance community relations and the permitting of the Esaase Property; and,

(d)

continue exploration of the Asumura Property.

Source of Funds for Fiscal 2011

Keegan’s primary source of funds since incorporation has been through the issuance of common shares.

As at March 31, 2010, the Company had cash and cash equivalents of $26,712,372 and short-term investments of $22,000,000. The Company believes it currently has sufficient working capital on hand to meet its expected capital requirements for fiscal 2011 and 2012.  Additional funds may be received through the exercise of currently outstanding common stock warrants and options or through the sale of additional common shares either as a private placement or public common stock offering.

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

Use of Funds for Fiscal 2011

During the year ended March 31, 2010, Keegan expended $13,640,475 in general and administrative expenses and property development, exploration and evaluation costs. Keegan has budgeted $4,300,000 for general and administrative expenses and $20,100,000 for property development, exploration and acquisition costs through the end of fiscal 2011.

Anticipated Changes to Facilities/Employees

Management of Keegan anticipates no changes to either facilities or employees in the near future.

Material Effects of Government Regulations

The current and anticipated future operations of Keegan including further exploration activities, require permits from various Ghanaian governmental agencies.  Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on Keegan and cause increases in capital expenditures which could result in a cessation of operations by Keegan.  Keegan has had no material costs related to compliance and/or permits in recent years, and anticipates no material costs in the next year.

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

On May 20, 2010, the Company negotiated the cancellation their existing lease commitment set to expire on November 30, 2013.  In its place, the Company signed a letter of guarantee over the premises and transferred the lease plus an extension of the lease to May 31, 2015 to Universal Mineral Services Ltd. (“UMS”). The amount guaranteed are the monthly rent payments of $ 23,767 plus operating costs over the term of the lease.

UMS is a private company which Keegan acquired the sole common share on April 14, 2010. UMS has certain directors in common with the Company and was incorporated to provide geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company, its subsidiaries and other publically listed mining companies on a full cost recovery basis pursuant to a service agreement.

1.

The Asumura Property

The Asumura Property is without known reserves and the work being done by Keegan is exploratory in nature. Keegan’s interest in this property stemmed from earlier exploration work, as described below, that was done in the area.

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

Location

The Asumura Property is located in the southwestern part of Ghana and is divided into two parts by the Bia River. The western part of the property is within the Western Region of Ghana in the Juabeso Bia District and the eastern part is in the Brong Ahafo Region of Ghana.

Accessibility, Climate, Infrastructure and Physiography

Asumura Property is accessible from the town of Kumasi by road, the majority of which is asphalt. The last 22 miles is a laterite road. Laterite is a surface formation, found mostly in tropical areas, which is enriched in iron and aluminum. Within the property, there is a good network of laterite roads and foot trails, which provide access for the exploration crews.

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

The Asumura Property is sparsely populated.

Land Status, Existing Agreements and Permits to Work

The Asumura Property currently consists of two exploration concessions:  Fosukrom and Asumura, which together equal 279.4 sq km.  Keegan entered into an agreement with GTE , which allows Keegan to acquire 100% of the private interest in the Asumura Property by performing work expenditures totaling US$1 million, deliver cash payments adding together US$100,000 and delivering shares of Keegan totaling US$100,000 in value over a period of three years. GTE will retain a 3.5% Net Smelter Return, 50% of which may be purchased for US$2 million by Keegan.  The Ghanaian government is also entitled to claim a 3-6% NSR after the property is converted to a mining license; a 3% has been standard in recent history.  The Ghanaian government is also entitled to participate up to 10% in the project.  During the year ended March 31, 2008, the Company acquired an option to purchase the remaining 50% of the GTE NSR royalty for an additional US$4,000,000.

The exploration license allows Keegan permission to trench and drill on the property, providing Keegan obtains a permit from the EPA.  Keegan obtained its permits for 2006 in January 2006 and has renewed these permits annually from 2007 up to 2011.

Regional and Property Geology

The Asumura Property is located in Southwest Ghana which is dominated by the Birmian Supergroup of metasedimentary and metavolcanic rocks with various granitoid intrusions. Within the Birmian Supergroup, northeast striking mafic metavolcanic belts are separated from intervening metasedimentary basins by major faults. The Asumura Property is situated on the NW edge of the Sefwi-Bibiani Greenstone Belt along a well-defined zone of gold occurrences. It covers a 6 kilometer segment of grandiorite-metasediment contact and a 5 kilometer segment of a metavolcanic-metasediment contact.

Through surface geochemistry and aeromagnetic and EM studies, three major gold bearing regional structures have been located on the property, one of which is the belt bounding structure mentioned in the previous paragraph.

History

The Asumura Property was once licensed by Anglo American Plc., an unrelated public company. Keegan is unaware of any surface exploration that Anglo American carried out in the area.  There are no recorded mineral resources, reserves, or production from this property.  When Keegan entered into the option agreement with GTE, there were no known exploration samples of any kind taken from the property.  Zaknet, Inc.,  a private Ghanaian company unrelated to Keegan, acquired a reconnaissance concession from the Ghanaian government in 2003.  They quit, claimed the property to GTE in 2004 and Keegan entered into an option agreement with GTE in 2005.

Recent Activities by Keegan

Keegan initially explored the concession using stream sediment techniques.  After discovering significant stream sediment anomalies, Keegan conducted reconnaissance soil sampling in the drainages, which showed anomalous gold in the stream sediments.  Keegan subsequently used grid sampling soil techniques at approximately 100 meter line spacing and 25 meter sample spacing together with induced polarization (“IP”) geophysical surveying.  The end result was the discovery of three distinct anomalies in the Twiapasi, Wagyakrom and Mangoase areas. The Twiapasi and Wagyakrom anomalies are on the southern side of a large topographic depression that hosts the Bia River and one of its major tributaries.  The Mangoase anomaly is on the north side of the trough and parallels the east north east trend. The next phase will include further soil sampling, induced polarization geophysical studies and augur drilling.

Keegan received approval from the Ghanaian government during the latter part of 2005 to convert its holdings from reconnaissance to exploration concessions. This conversion allowed exploration trenching and drilling to proceed after successful permitting from the EPA in early 2006.

The Company began drilling at the Asumura Property shortly after receiving the approval from the Ghanaian government. Keegan drilled 124 shallow (30-102 meter) reverse circulation holes and 13 core holes.  Keegan discovered from 10-30 meter widths of 0.5-1.68 g/t Au mineralization at the Wagyakrom and Mangoase anomalies.

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

In April of 2008, Keegan obtained the contiguous Mt. Olives reconnaissance concession, which tripled the size of the Asumura Property. The Company completed surface exploration during April and September of 2008 comprising stream sediment and soil sampling on the Mt. Olives reconnaissance concession along with a continuous program of soil and auger sampling on the Asumura exploration concessions. During the year ended March 31, 2009, the Company terminated its option agreement on the Mt. Olives concession.

The fiscal 2010 exploration program consisted of auger sampling and testing of soil anomalies along the NW, Mangoase, Wagyakrom Spur and Bia anomalies and a regional gravity survey (conducted by Newmont Mining Corporation under a confidentiality agreement) in order to obtain a gravity map for the entire concession. These programs identified drill worthy targets and Keegan designed a drill program and has since proceeded to drill.

The budget for the fiscal 2011 exploration program at the Asumura Property is US$1,300,000 which consists of the following:

Activity	Amount

Core drilling	US$850,000
Auger Sampling, Assaying	220,000
Camp Operations, Supplies, Fuel, Transportation	230,000
Total	US$1,300,000

Rock Formations and Mineralization of Potential Economic Significance

The Asumura Property is located on the Ahafo structure, a major fault bounding structure on the NW edge of the Sefwi-Bibiani Greenstone Belt, a well-defined aeromagnetic feature along which many gold occurrences occur. Volcanic and granitic rocks dominate the belts, while basin sedimentary rocks occur outboard to the belt. Approximately 15 km of this tectonic-depositional boundary is contained within the Asumura Concession.  Parallel faults that divide sedimentary and metaclastic rocks of the basin, such as the NW fault are also gold bearing.  The geophysical and gravity maps show that these may be outbound basinal faults related to the same event which formed the Ahafo fault.

Condition and Description of Equipment, Plants and Infrastructure

There are no existing equipment, plants or infrastructure on the Asumura Property.

Potential Sources of Power and Water

The closest town, Goaso, is about 24 miles away from the Asumura Property. It contains hotels, markets and restaurants, hospitals and medical clinics, a cell phone tower, a network of land phones connected to the Ghana telephone system via radio, and high voltage, high tension power lines connected to the national power grid.

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

Acquisition of Interest

On May 3, 2006, the Company entered into an option agreement with Sametro Co. Ltd. (“Sametro”) to purchase a 100% interest in the Esaase gold property in southwest Ghana, subject to the underlying 10% interest, 3% NSR of the Ghanaian government in all mining projects in Ghana, and a 0.5% NSR owed to the Bonte Liquidation Committee. Under the terms of the agreement, the Company was to make a series of cash payments totaling US$890,000, issue 780,000 common shares and incur minimum exploration expenditures of US$2,250,000 over a three year period.

During the year ended March 31, 2008, after having already made cash payments of US$500,000, issued 40,000 common shares and completed the full exploration expenditure requirement, the Company renegotiated the option agreement so that all further cash and share payments were no longer owed. In lieu of these payments, the Company paid $850,000 to a creditor of Sametro and issued 40,000 additional common shares to Sametro. Subsequent to these payments, the Company was granted the full Esaase Mining Lease by the Minerals Commission and Minister of Mines, Lands and Forestry with no further obligation to any party aside from the NSR and government commitments.

During the year ended March 31, 2008, the Company purchased 100% private ownership of the Jeni Concession mining lease and exploration rights. The Jeni Concession lies directly to the southwest and contiguous to the Esaase Gold property. In consideration for the acquisition of the mining lease, Keegan paid US$50,000 to the Bonte Liquidation Committee (“BLC”) and US$50,000 to the Minerals Commission of Ghana for the title transfer. The Ghanaian government retains a standard 10% carried interest and 3% NSR and the BLC retains a 0.5% NSR.

Project Description and Location

The Esaase Property is located in southwest Ghana, West Africa.  It is located in the Amansi East District, in the Ashanti Region, approximately 35km south west of the regional capital Kumasi (Figure 1).

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

The Option Agreement was ratified by a resolution of the Board of Directors of Sametro dated May 18, 2006.  At the material time of entering into the Option Agreement, Sametro had only paid the initial cash deposit of US$400,000 to the Official Liquidator and was in default of paying the 2nd instalment amounting to US$400,000.  On April 10, 2007, or thereabouts, it came to Keegan’s attention through a letter of demand from solicitors purporting to act on behalf K.O. Consortium that Sametro was indebted to one Kwame Owusu (trading under the name and style of K.O. Consortium) under a loan agreement, the proceeds of which were used to pay part of the initial deposit of US$400,000, being part of the consideration for the Esaase Concession to the Official Liquidator.

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

In March 2008, Keegan acquired the Jeni River Mining lease for consideration of US$50,000 which was paid to the BLC on behalf of Jeni River Gold Mines and US$50,000 paid to the Minerals Commission of Ghana to transfer title.  The Ghanaian government retained a standard 10% carried interest and 3% NSR, and the BLC retained a 0.5% NSR on behalf of BGM.

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

All resources and areas of more significant exploration potential defined to date lie within the area covered by the lease to the Esaase Concession and the lease to the Jeni River Concession.  Permits to explore on the Esaase Property are obtained from the EPA on a yearly basis.  Keegan currently has an EPA permit to explore up until December 31, 2010.  Keegan also has the right to mine under the existing mining leases;  however, a mine plan will need to be submitted to the EPA who would subsequently issue a mining permit.

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

Exploration

No modern-style lode exploration was completed on the Esaase Property prior to the commencement of exploration by Keegan in mid 2006.  Since mid 2006, Keegan has undertaken an aggressive exploration program combining soil geochemistry, Induced Polarization (“IP”) geophysical surveys, VTEM airborne geophysics,  followed by trenching, diamond and reverse circulation exploration, and resource drilling.

Soil Sampling Program

Keegan commenced a soil-sampling program upon acquisition of the Esaase Concession in June 2006 and has received assay results from over 4,000 soil samples.  Sampling was undertaken on north east oriented lines spaced 100-400 meters apart with samples taken at 25 meter intervals along the lines.  This program extended the initial soil sampling completed in March 2006 as part of initial due diligence on the Esaase Concession.  After the acquisition of the Jeni River Concession, Keegan expanded its soil program to the Jeni River Concession and has obtained over 2,100 samples from this concession using an identical sampling regime.

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

The initial 33 diamond drillholes were completed by Eagle Drilling contractors with the remainder completed by Geodrill Ltd. contractors.  Both of these drilling companies are reputable Ghana based companies providing RC and PC Diamond drilling services consistent with current industry standard.  A total of 845 drillholes have been completed totaling 162,997 m of which 467 of these drillholes (in the currently defined resource area) were used for the resource estimates on the Esaase Property disclosed in the Technical Report and in Table 2 below.

Drilling Procedures

Drillholes were surveyed on approximately 50m downhole intervals.  The initial 33 diamond drillholes were completed by Eagle Drilling using a Longyear 38 skid mounted diamond drill.  The Geodrill rig utilized in the RC drilling is multipurpose and completed the remaining diamond component of drilling also. Table 1 below summarizes the RC and core sampling program.

Table 1:  Esaase Property
Drilling and Sampling Statistics

Method	Number	Average Length	Total Metres
RC	597	160	95,572
RC Precollars with diamond tails	166	302	50,205
Diamond	82	210	17,220
Total	845	672	162,997

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

For the DC, mostly 1 m intervals were taken unless geological features were identified requiring smaller intervals.  After December 2006, nominally 1m intervals were taken.  9.8% of diamond core sampling was submitted as whole core with the remaining 90.2% was submitted as half core.  These sampling intervals are much smaller than the true width of mineralized zones, which is variable throughout the deposit, but is typically in excess of 30m.  After the marking out of the required interval, the core was cut in half by electric diamond blade core saw.  The cut is made 1cm to the right (looking downhole) of the orientation line with the left side being retained and the other half broken up for assay.  In the upper oxide zone, where the core was too friable for diamond saw cutting, the procedure was to dry cut or cleave the core.

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

The assay method applied by ALS Kumasi for the Esaase Property drilling includes:  3kg or less of sample that was dried, disaggregated, and jaw crushed to 2mm with a nominal 70% passing 2mm; sample was pulverised to a nominal 85% passing -75 micron using an LM2 pulveriser; and two pulp samples are taken for analysis and pulp storage.  In addition, sample analysis involved a 50g charge, fire assay fusion, lead collection, and AAS determination to 0.1ppm.

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

The 2009 Resource Estimates were classified as indicated or inferred resources based on the confidence levels of the key criteria that were considered during the resource estimation, including drilling techniques, logging, drill sample recovery, sub-sampling techniques and sample preparation, quality of assay data, verification of sampling and assaying, location of sampling points, data density and distribution, database integrity, geological interpretation, rock dry bulk density, estimation and modeling techniques, and mining factors or assumptions (Multiple Indicator Kriging; 8mE x 10mN x 2.5mRL Selective Mining Unit).

Mineral Processing and Metallurgical Testing

Preliminary metallurgical test work was conducted on behalf of Keegan by Coffey Mining Pty Ltd. in July 2007, to determine potential amenability of oxide, transition and fresh ore zones to heap leach as well as carbon in leach (“CIL”) processing routes.  Test work was completed at the IML laboratory in Perth, Western Australia.  All three ore zones displayed amenability to conventional gold recovery via cyanidation with reasonable gold recoveries and reagent consumptions at both ‘as received’ RC chip sizing, and after grinding to typical CIL size ranges.

Mineralogical examination of the three ore zones indicated the presence of coarse gold in the transitional and fresh samples.  This gold was generally fine at around 10 microns (“µm”) and occluded in pyrite, with the exception of the fresh sample which contained larger, free gold grains up to 300µm in size.  Sulphide was predominately pyrite and minor arsenopyrite.

The ‘as received’ bottle roll tests conducted at approximately 1mm were used to indicate the likely amenability to heap leaching.  The oxide material produced a recovery of 85.8% with a residue of 0.18g/t which is within the range of heap leach viable ores.  The RC chip sample had a P80 sizing of 478µm which is considerably finer than would be achieved in a full scale crushing operation and requires follow up bottle roll and column test work at coarser size fractions to confirm gold recovery and percolation rate information.

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

The cyanidation test work carried out at differing grinds was used to estimate the likely performance of a conventional CIL process route, including grind sensitivity, indicative gold recovery and reagent consumptions for each ore zone.  In all three cases, maximum recoveries were achieved at 75µm, however the oxide material showed little difference in recovery and residue grades below 300µm.  The grind dependent nature of the fresh and transitional ores corresponds with the mineralogical data, in that the fine gold occluded in sulphide grains is liberated at finer grind sizes.  Residue analysis indicated that a large portion of the non-leached gold resided in the -45µm fraction.  The recoveries ranged from 79.4% for fresh material, 87% for transitional, and 91.4% for oxide, with residues of 0.37g/t, 0.32g/t, and 0.08g/t respectively.

A second, more comprehensive study, was undertaken by Amdel Limited in Perth WA during the first three quarters of 2009. The program examined a number of conventional processing options including whole ore cyanidation and gravity gold recovery followed by carbon in leach (CIL) cyanidation. Test work was conducted on core samples from both oxide and fresh material from the Esaase deposit.   Gravity concentrate processes were tested, which suggested much higher total recoveries than suggested by the previously described bottle roll tests.

Results of the metallurgical test work show gold recoveries of 94% to 97% using a flowsheet incorporating a coarse primary grind, gravity recovery and CIL on the gravity tailing. The selected flowsheet is simple and has shown to be applicable to both the oxide and fresh composites tested.

The main metallurgical parameters of the selected flowsheet are summarized as follows:

• Coarse primary grind of 150 microns

• Centrifugal gravity concentration of gold with recovery of 40 to 70%

• CIL cyanidation of the gravity tailing, achieving a residue grade of 0.04 to 0.09 gram per tonne gold from oxide and fresh samples,

• Achieving an overall combined gold recovery of 94 to 97% to gravity concentrate and CIL.

Composite samples of drill core from broad based sections representing surface to depth oxide and fresh mineralization from both the "north" and "south" zones at Esaase were tested using the above flowsheet and an average gold recovery of greater than 95% was achieved. Head grades of the test composites varied from 1.2 to 2.3 grams gold per tonne. A summary of the results of gravity + CIL tests on Variability Oxide Composite (VOC) and Variability Fresh Composite (VFC) samples is shown below:

Test work results are based on multiple screen fire assay analyses of the CIL tailings and fire assay analyses of the gravity concentrate from the test work. The mineralization at Esasse is average in hardness and abrasivity for oxide and fresh material in Ghana. The grindability characteristics of the samples were found to be:

Sample Type	Bond Ball Mill Work Index	Abrasion index
Oxide	9.1-9.2 kWh/t	0.08
Fresh	14.8-15.3 kWh/t	0.26

The main metallurgical process design parameters that were incorporated into a Preliminary Economic Assessment by Lycopodium Minerals Pty Ltd. and Coffey Mining Pty Ltd. of Perth, WA on the Esaase deposit are:

Oxide gold recovery	93%
Fresh gold recovery	93%
Primary grinding particle size	80% passing 150 micron

Preliminary Economic Assessment Study

The Preliminary Economic Assessment Study (the “Study”) was undertaken in the spring of 2008 and completed by Lycopodium Minerals Pty Ltd. and Coffey Mining Pty Ltd., using a base case Indicated Mineral Resource of 2.28 million ounces of gold (58.0 million tonnes grading 1.2 g/t gold at a cut-off grade of 0.4 g/t which relates to the economic cut-off in the Study) and Inferred Mineral Resource of 1.65 million ounces of gold (41.7 million tonnes grading 1.2 g/t gold at the same cut-off grade). Using a base case gold price of $850 per ounce, the Study shows that the Esaase Project has a net pre-tax cash flow (undiscounted) of $397 million with an after tax Net Present Value (NPV) of $168 million using a 5% discount rate. The mine would recover 1.98 million ounces of gold at a waste to ore strip ratio of 3.5 to 1 over a 10-year mine life.

The Study is based on the resource estimate previously disclosed in March 2009 and demonstrates strong financial returns in the current economic environment and will be the foundation for further growth as Keegan continues with infill drilling to raise the resource classification and continues exploration drilling for additional resources. Keegan has begun a 50,000-metre drill program that includes exploration drilling of new targets identified by geophysics, soils and auger sampling.

Keegan is continuing infill and development drilling as well as metallurgical, environmental and engineering studies to advance the Esaase Project to the feasibility stage and ultimately production. Management of the Company believes that over the first three years, on average, Esaase will produce 243,300 ounces of gold per year at a head grade of 1.4 g/t Au, with direct cash costs (excluding royalties and refining charges) of US$389 per ounce. Over a projected 10-year mine life the current deposit would produce an average of 198,200 ounces of gold per year at an average direct cash cost of US$452 per ounce, generating earnings before interest, taxes and capital recovery (EBITDA) of US$721 million and earnings before interest and taxes (EBIT) of US$381 million. For the first three years of production, the pre-tax operating cash flow is US$311.7 million (EBITDA). The Study shows a pre-tax Internal Rate of Return of 19.5% (17.2% after tax) and a Payback Period of 3.33 years (3.34 years after tax). Keegan's interest in the Esaase Project is the maximum allowable under Ghanaian law and Keegan holds a mining lease for the Esaase Project. The lease stipulates a 10% carried interest of the Esaase Project for the government of Ghana and 3.0% NSR to the government and 0.5% NSR to a Liquidation Committee. The Study has been completed on a 100% Project basis and the results presented take a 3.5% royalty into account.

Development and Exploration programs in progress

Keegan has completed additional post-Study metallurgical, geotechnical, and hydrological (in progress) drilling of the deposit on the Esaase Property.  Keegan is also in the midst of an extensive exploration drill program, as well as undertake additional exploration to add to the existing resource estimates and convert additional resources to an indicated resources category.  Drilling has and will be taking place both along strike of the existing resource, on subsidiary targets, internal to the existing resource as well as down dip.  Keegan is also contemplating further acquisitions in the area.

The budget for fiscal 2011 exploration and development on the Esaase Property has a total budget of US$18,800,000 which consists of:

Activity	Amount
Exploration: Drilling, Trenching, Drill Pad Preparation, Assays, Database, Geochemistry	US$11,500,000
Development Studies: Metallurgy, Engineering, Environmental Baseline and Reclamation	3,600,000
Health, Safety, Environmental and Community Studies	1,700,000
License and Acquisitions	1,000,000
Camp Operations, Supplies, Fuel and Transportation	1,000,000
Total	US$18,800,000

ITEM 4A

UNRESOLVED STAFF COMMENTS

There are no unresolved staff comments.

ITEM 5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our results of operations and financial condition for the fiscal years ended March 31, 2010, 2009 and 2008 should be read in conjunction with the consolidated financial statements and the notes thereto included elsewhere herein and Item 4: “Information on the Company”.

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

Results of Operations

Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009

During the year ended March 31, 2010, Keegan reported a loss of ($6,972,686) or ($0.18) per share compared to a loss of ($4,176,396) or ($0.15) per share during the previous year, an increase in loss of $2,796,290.

Expenses incurred during the fiscal year ended March 31, 2010 increased by $3,323,850 as compared to expenses incurred during the fiscal year ended March 31, 2009 while other (income)/expense decreased by $527,560.

The primary reason for the increase in the loss was the increases in the amount of $1,512,433 in stock-based compensation, $798,933 in travel, promotion and investor relations, $488,200 in donation expense and $168,272 in office, rent and administrative costs; this, being offset by a decrease in foreign exchange loss of $490,532 and a non-reoccurring write-off of interest in resource properties of $170,596 which occurred during the fiscal 2009. The write-off of interest in resource properties occurred when Keegan terminated the agreement to acquire an interest in the Mt. Olives concession on May 27, 2008.

The following are the discussions on the significant changes in administrative expenses:

Stock-based compensation increased by $1,512,433 as a result of new stock option grants during the year of 170,000 options with an exercise price of $3.31, 300,000 options with an exercise price of $3.10, 485,000 options with an exercise price of $4.01 and 220,000 options with an exercise price of $6.50, all expiring five years from date of grant. During the year ended March 31, 2009, 100,000 options were granted at an exercise price of $1.12. During both fiscal years, additional stock-based compensation was recorded relating to vesting options granted in previous periods.

Travel, promotion and investor relations increased by $798,933 as a result of an increase in investor relations activities during the year ended March 31, 2010 compared to 2009. Further, the Company experienced increased participation in various investment and mining conferences.

During the period, the Company made a charitable donation of 75,000 common shares. The fair value of these common shares was recorded as donation expense.

Office, rent and administration increased by $168,272 as a result of increased rent of $135,783. The Company’s corporate offices in Vancouver moved to a new location. A further increase in office and administration costs was a result of the setting up and installation of office equipment, furniture and new computers and servers in the new office. There was also an increase in office supplies related to software purchases and printing costs related to the Company’s change of address and annual general meeting mailing. No such expenses were incurred during the same period in the prior fiscal year.

Amortization, bank charges, consulting fees, director fees and wages and benefits, professional fees and regulatory, transfer agent and shareholder information were consistent when comparing the fiscal year ended March 31, 2010 to that of March 31, 2009.

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

Liquidity and Capital Resources

The Company reported working capital of $47,944,791 at March 31, 2010 compared to working capital of $2,504,131 at March 31, 2009, representing an increase in working capital of $45,440,660. As at March 31, 2010, the Company had cash and cash equivalents of $26,712,372 and short-term investments of $22,000,000 compared to cash and cash equivalents of $2,001,118 and short-term investments of $1,000,000 as at March 31, 2009. Financing for the Company’s operations was funded primarily from private placements and the exercise of share purchase warrants and share purchase options.

During year ended March 31, 2010, the Company raised net cash of $18,059,533 (net of an underwriter fee of $960,000 and expenses of $180,467) from a brokered private placement financing, $39,003,739 (net of an underwriter fee $2,069,425 and expenses of $315,336) from a bought deal financing, $504,268 from the exercise of broker’s warrants and $2,301,880 from the exercise of share purchase options. During fiscal 2009, $1,982,700 of capital was obtained from the exercise of share purchase warrants and $242,793 was obtained from the exercise of share purchase options. During the year ended March 31, 2010, Keegan expended $13,620,190 in general and administrative expenses and property development, exploration and evaluation costs. Keegan has budgeted $4,300,000 for general and administrative expenses and $20,100,000 for property development, exploration and acquisition costs through the end of fiscal 2011.

The Company believes it currently has sufficient working capital on hand to meet its expected capital requirements for fiscal 2011 and 2012.  Additional funds may be received through the exercise of currently outstanding common stock warrants and options or through the sale of additional common shares either as a private placement or common stock offering.

Cash and cash equivalents increased by $24,711,254 from $2,001,118 at March 31, 2009 to $26,712,372 at March 31, 2010. The increase in cash and cash equivalents was a result of net cash of $59,869,420 generated from the completion of two separate financings during the year and through the exercise of options and warrants offset by cash utilized for operations of $4,271,600 and investing activities of $30,583,626. The uses of cash within investing activities relate to deferred exploration costs of $9,368,875, short-term investments of $21,000,000 and purchase of buildings, furniture, equipment and leasehold investments of $214,751.

The other sources of funds potentially available to the Company are through the exercise of the outstanding 214,000 share purchase warrants at $3.10 per share which expire November 26, 2010 and stock options with terms as follows:

Exercise price	Number outstanding at June 25, 2010	Expiry date	Number exercisable at June 25, 2010

$1.16	120,000	November 22, 2010	120,000
$2,48	40,000	February 2, 2011	40,000
$2.44	387,909	November 10, 2011	387,909
$3.60	50,000	October 17, 2012	50,000
$4.20	550,000	February 5, 2013	550,000
$1.12	12,500	January 15, 2014	-
$3.31	170,000	June 2, 2014	127,500
$3.10	225,000	July 2, 2014	140,625
$3.10	75,000	July 17, 2014	46,875
$4.01	485,000	October 6, 2014	242,500
$6.50	220,000	Dec 14, 2014	110,000
$6.19	1,625,000	May 26, 2014	406,250
	3,960,409		2,232,597

There can be no assurance, whatsoever, that any of these outstanding securities will be exercised.

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

Although the Company has been successful in raising capital, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

The Company is in the process of acquiring and exploring its interests in resource properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the Company and the recoverability of expenditures incurred to earn an interest in its resource properties are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, and upon future profitable production or proceeds from disposition of the resource properties.

US GAAP Reconciliation

Our financial statements are prepared in accordance with Canadian GAAP.  However, Note 15 to the financial statements included herein provides a reconciliation of the statements to U.S. GAAP.

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

Item 5.F

Tabular Disclosure of Contractual Obligations

On May 20, 2010, the Company negotiated the cancellation their existing lease commitment set to expire on November 30, 2013.  In its place, the Company signed a letter of guarantee over the premises and transferred the lease plus an extension of the lease to May 31, 2015 to Universal Mineral Services Ltd. (“UMS”). The amount guaranteed are the monthly rent payments of $ 23,767 plus operating costs over the term of the lease.

UMS is a private company which Keegan acquired the sole common share on April 14, 2010. UMS has certain directors in common with the Company and was incorporated to provide geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company, its subsidiaries and other publically listed mining companies on a full cost recovery basis pursuant to a service agreement.

To date, no service agreement has been signed and no related party balances with UMS are outstanding.

As at March 31, 2010, the Company has contractual comments with certain service providers in Ghana and Canada. The amounts due under these contracts and their payment terms are as follows:

2011	68,140
2012	68,140
2013	68,140
$ 204,420

ITEM 6

DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

Item 6.A

Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers:

Table No. 6

Directors and Senior Management

Name	Position	Age	Date of First Election or Appointment
Maurice Tagami	President, CEO & Director	52	April 16, 2010
Shawn Wallace	Director / Executive Chair	40	March 3, 2010
Marcel de Groot(1)	Director / Chair of Audit/Compensation/Nominating Committee	36	Oct 1, 2009
Keith Minty	Director / Chair of Technical Committee	56	Oct 1, 2009
Tony Ricci	Chief Financial Officer	47	November 21, 2005
Michael Bebek	Corporate Secretary	34	December 1, 2005
Robert J. McLeod (1)	Director	39	February 3, 2005
Gordon J. Fretwell (1)	Director	57	February 24, 2004
Dan McCoy	Director / Chief Geologist	49	November 25, 2004

(1)

Member of Audit Committee

Shawn Wallace Director and Executive Chair of Keegan has spent the last 20 years as a consultant to many successful junior mining companies where he was instrumental in building first class mining exploration and development projects. His particular expertise in corporate development, international mining deal structure and M&A activity will be key in guiding Keegan as it moves forward.

Position	From	Until
Keegan Resources Inc., Executive Chair	March 2010	Present
623845BC Ltd., President	March 2001	Present
Hunter Dickenson Inc.	September 1989	March 2001
Glenbriar Technologies Inc., Director	April 2003	March 2004
Advanced Projects, Director	March 2000	May 2001
Skye Resources Inc., Director	May 2001	Jan 2002
Vistech Capital Corp., Director	July 2009	Present
Full Metal Minerals Corp., Director	November 2009	Present

Mr. Wallace spends 100% of his time on the affairs of Keegan.

Maurice Tagami President and CEO of Keegan has a degree from the University of British Columbia in metallurgical engineering, is a registered professional engineer in the province of British Columbia and has over 28 years experience in mine development and operations. Mr. Tagami has played a significant metallurgical and project management role in numerous open pit, underground and heap leach projects in North and South America, Australia, Papua New Guinea, Africa, Europe and Asia and has actively participated in several plant commissioning and start-up periods. Recently, Mr. Tagami held the position of senior project manager for Canico Resource Corp. on the Onca Puma project, a large greenfields nickel laterite smelter project in Para state, Brazil where he was involved in the project from exploration through scoping and feasibility studies and basic engineering.

Position	From	Until
Keegan Resources Inc., President & CEO	July 2009	Present
Brett Resources Inc. Director	May 2008	Present
Kobex Resources Ltd., COO	February 2007	June 2009
Self Employed Consultant	Jan 2006	January 2007
Canico Resources Corp., Sr. Project Manager	May 2003	December 2005
Self-Employed	September 2001	April 2003
Eurozinc Mining Corp., Manager of Metallurgy	November 1999	August 2001
Sutton Resources, Manager of Metallurgy	July 1996	October 1999

Mr. Tagami spends 100% of his time on the affairs of Keegan.

Marcel De Groot a Director and Chairman of the Audit Committee as well as the Compensation and Nominating Committee for Keegan is a founder and President of Pathway Capital Ltd., a Vancouver based private venture capital corporation. Pathway Capital Ltd, formed in 2004, invests in and provides strategic support to early stage private and public companies. Companies backed by Pathway Capital have raised over $800 million in equity and completed over $900 million in M&A transaction since 2004. He is currently Chairman of Luna Gold Corp. and a director of Underworld Resources Inc. and Waterloo Resources Ltd. Mr. de Groot graduated from the University of British Columbia with a Bachelor of Commerce degree and articled with Grant Thornton LLP where he obtained the Chartered Accountant designation.

Position	From	Until
Independent Consultant	March 2004	Present
Underworld Resources Inc., Director	December 2006	Present
Luna Gold Corp., Director	June 2000	Present
Sandstorm Resources Ltd., Director	April 2008	March 2009
Ashton Mining of Canada, Director	October 2006	January 2007
Diamond Fields International, CFO	April 2003	February 2004
Chalk Media Corp., Director	November 2003	November 2004
Independent Consultant	October 1999	April 2003

Mr. De Groot spends 10% of his time on the affairs of Keegan.

Daniel T. McCoy is the Director and the Chief Geologist of Keegan.  Mr. McCoy obtained a B.S. and Ph.D in Geology from the University of Alaska and has over 22 years of work experience in the mineral exploration sector. Before being named President of Keegan, he was Senior Geologist from Placer Dome where he coordinated acquisitions and field programs for Placer’s Nevada generative exploration office and coordinator of acquisition and exploration projects in Alaska and Canada. From 1992 to 1995, he was a teaching and research associate at the University of Alaska, Fairbanks, and also served as a contract geologist for other major metals companies throughout the United States. His recent employment history is disclosed in the following table:

Position	From	Until
Placer Dome, Senior Geologist	January 1997	November 2004
Keegan Resources, President and Director	November 2004	Present

Dr. McCoy spends 100% of his time on the affairs of Keegan.

Tony M. Ricci is a former Director and the Chief Financial Officer of Keegan. Mr. Ricci is a chartered accountant who received his designation as a CA (Chartered Accountant) in 1989 and spent 100% of his time in public and private practice from that time through August of 2005. His recent employment history is disclosed in the following table:

Position	From	Until
Self-employed consultant	1994	Present
CFO and Director, Norsement Mining Inc.	August 2005	October 2007
CFO and Director Keegan Resources	November 2005	Present
CFO, Remstar Resources Ltd.	April 2006	June 2010
CFO and Secretary Altair Ventures	January 2006	Present
CFO, Petaquilla Minerals Ltd.	November 2006	January 2008
CFO, Mosam Capital Corp.	March 2006	April 2008
Director, Milk Capital Corporation	December 2006	Present
CFO, Petaquilla Copper Ltd.	January 2007	January 2008
CFO and Director, Lornex Capital Inc.	May 2008	June 2010
President and Director Jantar Resources Ltd.	May 2008	Present
CFO, EmerGeo Solutions Inc.	May 2008	Present

Mr. Ricci resigned as a Director of the Company on September 10, 2007 but continued as CFO. He spends 50% of his time on the affairs of Keegan.

Michael Bebek has the Corporate Secretary of Keegan since December of 2005. Mr. Bebek’s recent employment history is disclosed in the following table:

Position	From	Until
Self-employed computer consultant	January 2001	April 2004
Enwin Resources Inc., President and Director	June 2002	May 2007
Keegan Resources Inc., Investor Relations	March 2004	December 2005
Keegan Resources Inc., Corporate Secretary	December 2005	Present

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

Position	From	Until
Miramar Mining Inc., Project Manager	January 2000	January 2003
Atna Resources Inc., Vice President	January 2003	January 2004
Keegan Resources Inc., Director	January 2004	Present
Full Metals Minerals Corp., VP Exploration and Director	June 2003	Present

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

Keith Minty is a Director and Chairman of the Technical Committee of Keegan. Keith Minty obtained a B.Sc. in Mining Engineering from Queen' University, Kingston Ontario, Canada in 1978. He has over 25 years of open pit and undergroundmine operational and project development experience in North America, Central America and in Africa in base and precious metals, Platinum Group Metals and Industrial Minerals. Since 1997, Keith has held many corporate management and financial positions in companies listed on the Toronto and American stock exchanges. He has raised over $ 750 million as IPO's and financings for these companies. In 2008, he joined Thani Dubai Mining as the Chief Operating Officer where he is responsible for all project gold exploration and operations activities in Yemen and Egypt and new business development activities. Prior to joining Thani Dubai Mining limited, he was Hunter Dickinson Inc. South African country manager.

Position	From	Until
Keegan Resources Inc., Director	October 2009	Present
Thani Dubai Mining Ltd., COO	April 2008	Present
Star Gold Mines Inc., Director	May 2007	April 2009
K. Minty & Associates, President	February 2003	December 2007
China Diamond Corp., Director	March 2006	September 2006
Crow Fight Resources, President & CEO	April 2003	August 2003
Beartooth Platinum, President & CEO	August 2004	April 2005
North American Palladium, President & CEO	December 1997	February 2003

Mr. Minty devotes 10% of his time to the affairs of Keegan.

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

Item 6.B

Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during the year ended March 31, 2010 was CDN$219,513 in consulting fees, CDN$98,410 in professional fees, $334,085 in salaries and $46.425 in directors’ fees paid to directors and officers of the Company.

The following table sets forth information regarding compensation paid to our executive officers for the fiscal periods indicated:

Table No. 7

Officer and Director Compensation

		Annual Compensation
				Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	LTIP Pay-outs ($)	All Other Compen-sation ($)	Total Cash Compensation ($)
Shawn Wallace Executive Chair	2010	145,000	Nil	Nil	Nil	145,000
Maurice Tagami President & CEO	2010	107,500	Nil	Nil	Nil	107,500
Daniel T. McCoy Director/ Chief Geologist	2010	198,051	50,000	Nil	21,480	269,531
Tony M. Ricci CFO	2010	Nil	Nil	Nil	98,410	98,410
Michael Bebek Corporate Secretary	2010	81,585	15,000	Nil	Nil	96,585
Robert J. McLeod Director	2010	11,650	Nil	Nil	Nil	11,650
Gordon J. Fretwell Director	2010	11,650	Nil	Nil	Nil	11,650
Marcel de Groot Director	2010	11,725	Nil	Nil	Nil	11,650
Keith Minty Director	2010	9,300	Nil l	Nil	Nil	9,300

The following table sets forth information regarding stock options held by our directors and officers as of March 31, 2010:

Table No. 8

Stock Option Grants

Name	Number of Options Held	% Of Total Options Granted	Exercise Price per Share	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant
Tony Ricci	75,000	34%	$1.16	11/21/05	11/21/10	$1.16
	25,000	2%	$2.44	11/10/06	11/10/11	$2.44
	30,000	3%	$4.20	02/05/08	02/05/13	$4.20
	100,000	21%	$4.01	06/10/09	06/10/14	$4.01

Shawn Wallace	150,000	17%	$4.20	02/05/08	02/05/13	$4.20
	50,000	29%	$3.31	02/06/09	02/06/14	$3.31
	50,000	10%	$4.01	06/10/09	06/10/14	$4.01

Maurice Tagami	150,000	50%	$3.10	02/07/10	02/07/14	$3.10
	50,000	10%	$4.01	06/10/09	06/10/14	$4.01

Dan McCoy	32,909	18%	$2.44	11/10/06	11/10/11	$2.44
	75,000	8%	$4.20	02/05/08	02/05/13	$4.20
	50,000	10%	$4.01	06/10/09	06/10/14	$4.01

Marcel de Groot	75,000	25%	$3.10	02/07/10	02/07/14	$3.10
	25,000	5%	$4.01	06/10/09	06/10/14	$4.01

Keith Minty	75,000	25%	$3.10	02/07/10	02/07/14	$3.10
	25,000	5%	$4.01	06/10/09	06/10/14	$4.01

Gordon Fretwell	25,000	5%	$4.01	06/10/09	06/10/14	$4.01
	25,000	2%	$2.44	11/10/06	11/10/11	$2.44
	20,000	2%	$4.20	02/05/08	02/05/13	$4.20

Rob Mcleod	25,000	5%	$4.01	06/10/09	06/10/14	$4.01
	50,000	4%	$2.44	11/10/06	11/10/11	$2.44
	20,000	2%	$4.20	02/05/08	02/05/13	$4.20

Michael Bebek	50,000	4%	$2.44	11/10/06	11/10/11	$2.44
	50,000	5%	$4.20	02/05/08	02/05/13	$4.20
	25,000	5%	$4.01	06/10/09	06/10/14	$4.01

During the fiscal 2010, Gord Fretwell exercised 200,000 options at a price of $0.92 per share.

During the fiscal 2010, Shawn Wallace exercised 225,000 options at a price of $2.44 per share.

During fiscal 2010, Michael Bebek exercised 75,000 options at a price of $0.92 per share and 25,000 options at a price of $1.16 per share.

During fiscal 2010, Rob McLeod exercised 70,000 options at a price of $0.92 per share.

During fiscal 2010, Dan McCoy exercised 194,410 options at a price of $0.92 per share and 150,493 options at a price of $2.44 per share.

Director Compensation.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of Keegan other than services ordinarily required of a Director.

Stock Options.  Keegan may grant stock options to Directors, Senior Management, consultants and employees. Stock options have been granted and 1,289,903 were exercised during Fiscal 2010. Refer to Item #6.E., "Share Ownership" and Table No. 8 for information about stock options outstanding.

Change of Control Remuneration.  Keegan had no plans or arrangements, other than clauses within individual employment agreements with its employees, in respect of remuneration received or that may be received by Executive Officers of Keegan in Fiscal 2010 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

Other Compensation.  No Senior Management/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation.  Keegan paid $202,500 in bonuses in the Fiscal year ending March 31, 2010.  Except for these bonuses and the stock option program discussed in Item #6.E., Keegan had no profit sharing plans pursuant to which non-cash compensation was paid to Keegan’s Directors or Senior Management. The Company does not have a formal annual incentive bonus plan in place.  Any award of a bonus to Senior Management is entirely at the discretion of the Board of Directors. In considering the payment of a discretionary bonus to Senior Management, the Committee takes into account the individual performance and efforts of the officer during the year, the progress made by the Company in furthering its business plan and the overall economic climate.

Pension/Retirement Benefits.  No funds were set aside or accrued by Keegan during Fiscal 2010 to provide pension, retirement or similar benefits for Directors or Senior Management.

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

Constitution and Independence of the Board

The Company’s board of directors currently consists of seven directors.  Four of the directors, Gordon Fretwell, Keith Minty, Robert McLeod and Marcel de Groot, being a majority, are considered independent of management and of any significant shareholder and are considered competent to exercise independent judgment in carrying out their responsibilities as directors.  None of these directors have any direct or indirect material relationship with the Company or have any relationship pursuant to which they may accept directly or indirectly any consulting, advisory or other compensatory fees, other than as remuneration for acting in his capacity as a member of the Board of Directors or any committee thereof.

Maurice Tagami, is not independent in that he is also President and Chief Executive Officer of the Company.  Shawn Wallace is not an independent as he is employed as the Executive Chair of the Company. Dan McCoy is not an independent since he stepped down as CEO and President he remains on as the Chief Geologist of the Company.

Board of Director Committees

There are four board committees, the Audit Committee, Compensation Committee, Disclosure Committee and the Nominating and Corporate Governance Committee.

Audit Committee

The Audit Committee operates under an Audit Committee Charter which is disclosed under the Company’s Management Information Circulars and may be viewed at www.SEDAR.com. The Audit Committee is comprised of Gordon Fretwell, Robert McLeod and Marcel Degroot (Chair) all of whom are independent. The Audit Committee reviews the annual and quarterly financial statements of the Company, oversees the annual audit process, the Company’s internal accounting controls, the resolution of issues identified by the Company’s auditors and recommends to the Board the firm of independent auditors to be nominated for appointment by the shareholders at the next annual general meeting.  In addition, the Audit Committee meets annually with the external auditors of the Company. The Audit Committee met four times during the year ended March 31, 2010.

Compensation Committee

The Compensation Committee is comprised of three directors, Marcel De Groot (chair), Gordon J. Fretwell and Robert McLeod all of whom are independent.  The Compensation Committee assists the Board of Directors in carrying out its responsibilities relating to executive and director compensation.

Disclosure Committee

The Disclosure Committee is comprised of three directors, Marcel De Groot, Gordon J. Fretwell, and Robert McLeod (Chair).  The primary responsibility of the Disclosure Committee is to cause the Company to fulfill its disclosure obligations on a timely basis.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is comprised of three directors, Marcel De Groot (Chair),  Gordon J. Fretwell and Robert McLeod all of whom are independent.  The Nominating and Governance Committee assists the Board of Directors in carrying out its responsibilities relating to stewardship and governance, including identifying and recommending to the Board individuals qualified to become Board members, consistent with criteria approved by the Board.

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

Ethical Business Conduct

The Board of Directors has in place a number of procedures designed to ensure that directors exercise independent judgement in a matter where a director or officer has a material interest. Since there are two directors who are not independent (Maurice Tagami, President and Chief Executive Officer and Shawn Wallace, Executive Chairman for the Company), there are limited circumstances where such an interest arises. In those limited circumstances, the relevant director must declare his interest and refrain from voting, and the Corporate Governance and Nominating Committee considers the transaction in advance of its consideration by the Board. See “Item 16.B Code of Ethics”.

Item 6.D

Employees

As of March 31, 2010, Keegan had 6 employees based in Vancouver, BC, excluding the Senior Management. The Company also employes 117 individuals in Ghana, including field workers, security, camp staff, and local administration.

Item 6.E

Share Ownership

The following table sets out as of June 23, 2010 holdings by Directors and Senior Management who beneficially own Keegan's voting securities.  No shareholder owns more than 5% of our outstanding common stock.

Table No. 10

Shareholdings of Directors and Senior Management

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Shawn Wallace	267,200	1%
Common	Maurice Tagami	200,000	1%
Common	Daniel T. McCoy	356,600	1%
Common	Tony M. Ricci	275,000	*
Common	Marcel Degroot	100,000	*
Common	Robert J. McLeod	164,500	*
Common	Gordon J. Fretwell	121,300	*
Common	Keith Minty	145,000	*
Common	Michael Bebek	170,000	*
	Total	1,799,600	3.9%

* Less than 1%.

The percentages are based on 45,669,554 shares outstanding as of June 25, 2010 and include stock options that are exercisable within 60 days of June 25, 2010.

Stock Options

The terms of incentive options grantable by Keegan are done in accordance with the rules and policies of the TSX and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.

Originally, Keegan adopted a formal written stock option plan (the "Old Plan") on June 22, 2004. The Old Plan provides that the aggregate number of shares of Keegan, which may be issued and sold under the Old Plan, was 2,774,683. At the Annual Meeting held on September 29, 2006, Shareholders approved revisions to the Old Plan. On October 1, 2007, shareholders of the Company approved a further increase in number of shares reserved for issuance under the plan to 4,663,290.

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

The principal purposes of Keegan’s New Option Plan is to give Eligible Persons, as additional compensation, the opportunity to participate in the success of the Company. Eligible Persons include Directors, Officers, Employees, Consultants, Consultant Companies, or Management Company Employees.

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

Share Ownership

On June 15, 2010, Keegan’s shareholders’ list showed 45,669,554 common shares outstanding and 36 registered shareholders, including depositories. Of these shareholders and depositories, 5 are located in Canada holding 44,193,789 common shares, or 96.77% of the total issued and outstanding; 24 are located in the United States holding 1,334,800 common shares, or 2.92% of the issued and outstanding; and 7 are located in other countries, holding 140,965 common shares, or 0.31% of the issued and outstanding common shares.

Control of the Company

Keegan, to its knowledge, is not controlled by any foreign government or other person(s). Keegan is not ware of any arrangements that may result in a change of control of the Company.

Item 7.B

Related Party Transactions

During the year ended March 31, 2010 and to June 25, 2010, the Company entered into related party transactions as follows:

Included in professional fees is $Nil (2008 - $Nil; 2008 - $24,119) paid or accrued for legal fees to a company controlled by Gordon Fretwell, a director of the Company and $98,410 (2009 - $76,660; 2008 - $51,380) for accounting fees to Tony M. Ricci Inc., a private company controlled by Tony M. Ricci, CFO of the Company.

Included in consulting fees, wages and benefits is $Nil (2009 - $91,270; 2008 - $65,722) paid or accrued for consulting fees paid to Michael Bebek, the Company’s corporate secretary.

The Company entered into a consulting agreement with Dan McCoy, President and a director of the Company in the amount of US$12,000 per month plus benefits for the period up to May 1, 2009 and US$ 17,500 there after. During the year ended March 31, 2010, the Company paid consulting fees and benefits of $269,531 (2009 - $211,632; 2008 - $183,258) under this agreement.

During the year ended March 31, 2010, the Company paid or accrued $112,954 (2009 - $155,404; 2008 - $125,138) for geological fees to Richard Haslinger, a director of the Company.

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts payable and accrued liabilities at March 31, 2010 is $70,028 (March 31, 2009 - $61,939) owing to Dan McCoy, the President and a director of the Company, Richard Haslinger, a director of the Company and Tony M. Ricci Inc., a company controlled by Tony Ricci, CFO of the Company

Management believes that all of these transactions were on terms at least as favorable to Keegan as could have been obtained from unaffiliated third parties.

Accounting Fees

Keegan paid accounting fees of $98,410 (2009 - $76,660; 2008 - $51,380) to Tony M. Ricci, Inc., a company controlled by Tony M. Ricci, CFO of the Company.

Amounts Owing to Senior Management/Directors

As at March 31, 2010, there is $70,028 (March 31, 2009 - $61,939) owing senior management or members of the Board of Directors.

There have been no transactions since March 31, 2010, or proposed transactions, which have materially affected or will materially affect Keegan in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

Item 7.C

Interests of Experts and Counsel

Not Applicable.

ITEM 8.

FINANCIAL INFORMATION

Item 8.A

Consolidated Statements and Other Financial Information

Keegan's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP).  However, Note 15 to the financial statements includes reconciliation to the financial statements to U.S. GAAP.  The financial statements are filed under Item 15.

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

Table No. 11

TSX Venture Exchange and Toronto Stock Exchange

Common Shares Trading Activity

- Sales -

Canadian Dollars

Period	High	Low

Year Ended:
March 31, 2010	7.98	2.25
March 31, 2009	5.85	0.49
March 31, 2008	5.49	2.22
March 31, 2007	4.95	1.30
March 31, 2006	2.75	1.51

Quarter Ended:
March 31, 2010	7.34	5.35
December 31, 2009	7.98	3.65
September 30, 2009	4.40	2.25
June 30, 2009	4.39	2.25
March 31, 2009	3.07	1.01
December 31, 2008	1.99	0.49
September 30, 2008	3.50	1.46
June 30, 2008	5.85	3.12

Month Ended:
May 31, 2010	7.00	5.51
April 30, 2010	6.82	6.07
March 31, 2010	6.41	5.73
February 28, 2010	6.56	5.35
January 31, 2010	7.34	5.77
December 31, 2009	7.75	6.20

The following table sets out the high and low sale prices and the volume of trading of the shares on the NYSE Amex for the periods indicated:

Table No. 13

NYSE Amex

Common Shares Activity

- Sales -

U.S. Dollars

Period	High	Low

Year Ended:
March 31, 2010	7.57	1.76
March 31, 2009	5.76	0.36
March 31, 2008	N/A	N/A
March 31, 2007	N/A	N/A
March 31, 2006	N/A	N/A

Quarter Ended:
March 31, 2010	7.10	5.03
December 31, 2009	7.57	3.36
September 30, 2009	4.13	1.91
June 30, 2009	4.00	1.76
March 31, 2009	2.68	0.79
December 31, 2008	1.89	0.36
September 30, 2008	3.56	1.37
June 30, 2008	5.76	3.18

Month Ended:
May 31, 2010	6.93	5.14
April 30, 2010	6.78	5.98
March 31, 2010	6.29	5.55
February 28, 2010	6.17	5.03
January 31, 2010	7.10	5.40
December 31, 2009	7.42	5.89

Description of Share Capital

Share Capital

The authorized capital of Keegan consists of an unlimited number of common shares with no par value and an unlimited number of preferred shares with no par value, of which 45,047,123 common shares and no preferred shares are currently issued and outstanding as at March 31, 2010.

Computershare (located at 510 Burrard Street, 2nd Floor, Vancouver, BC V6C 3B9) is the registrar and transfer agent for the common shares.

Stock Options and Warrants

Refer to Table No. 11 Stock Options Outstanding under Item 6.E - Share Ownership for additional information.

The following table lists, as of June 25, 2010 information relating to share purchase warrants outstanding:

Table No. 13

Share Purchase Warrants Outstanding

Effective Date of Issuance	Number of Share Purchase Warrants Currently Outstanding	Year #1	Year #2	Expiration Date of Share Purchase Warrants

05/27/09	214,000	$3.10	$3.10	11/27/10
	214,000

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

For a direct acquisition that would result in an acquisition of control of the Company, subject to the exception for “WTO-investors” that are controlled by persons who are resident in World Trade Organization (“WTO”) member nations, a proposed investment would be reviewable where the value of the acquired assets is $5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of the Company.

For a proposed indirect acquisition that would result in an acquisition of control of the Company through the acquisition of a non-Canadian parent entity, the investment would be reviewable where (a) the value of the Canadian assets acquired in the transaction is $50 million or more, or (b) the value of the Canadian assets is greater than 50% of the value of all of the assets acquired in the transaction and the value of the Canadian assets is $5 million or more.

In the case of a direct acquisition by or from a “WTO investor”, the threshold is significantly higher, and is adjusted for inflation each year.  The 2008 threshold is $295 million.  Other than the exception noted below, an indirect acquisition involving a WTO investor is not reviewable under the Investment Act.

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

Item 10.E

Taxation

CANADIAN INCOME TAX CONSEQUENCES

The following is, as of the date of this prospectus, a summary of the principal Canadian federal income tax considerations generally applicable to the holding and disposition of common shares by an investor who who, for purposes of the Income Tax Act (Canada) and the regulations thereto (collectively, the “Tax Act”) and at all relevant times: (i) holds the common shares as capital property, (ii) deals with the Company at arm’s length, (iii) is not affiliated with the Company, (iv) is not, and is not deemed to be (under the Tax Act or any relevant income tax treaty), resident in Canada, and (v) does not use or hold (and will not be deemed to use or hold) the common shares in or in respect of a business carried on in Canada. An investor who meets all of the above requirements is referred to as a “Non-Resident Holder”, and this summary only addresses such Non-Resident Holders. This summary does not deal with special situations, such as particular circumstances of traders or dealers, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or otherwise.

This summary is based on the current provisions of the Tax Act and our understanding of the current published administrative practice of the Canada Revenue Agency (the “CRA”). This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and assumes that all such proposals will be enacted in the form proposed, although no assurance in this regard can be provided. This summary does not otherwise take into account or anticipate any changes in law or in the administrative policies or assessing practices of the CRA, whether by judicial, governmental or legislative decision or action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those described herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular investor (including a Non-Resident Holder), and no representations with respect to the income tax consequences to any particular investor are made. It does not constitute a complete analysis of the tax considerations that may be applicable to any particular investor. Accordingly, prospective purchasers of the common shares should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring, holding and disposing of the common shares, including the application and effect of the income and other tax laws of any country, province, state or local tax authority.

Taxation of Dividends

Dividends paid or deemed to be paid to a Non-Resident Holder on the common shares will generally be subject to Canadian withholding tax at the rate of 25%, subject to reduction under the provisions of any applicable income tax treaty or convention. If a Non-Resident Holder is a resident of the United States and is fully entitled to the benefits under the Canada-United States Income Tax Convention (the “Tax Treaty”) and is the beneficial owner of the dividends, the rate of Canadian withholding tax is generally reduced to 15% (or 5% in the case of a qualifying owner that is a corporation which owns at least 10% of the Company’s voting stock). The Company will be required to withhold the applicable tax from any dividend and remit the withheld amount to the CRA.

Disposition of Common Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a sale or other disposition (or deemed disposition) of common shares unless the common shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the holder is not entitled to relief under any applicable income tax treaty or convention.

As long as the common shares are then listed on a “designated stock exchange”, which currently includes the TSX, the common shares generally will not constitute taxable Canadian property of a Non-Resident Holder, unless (i) at any time during the 60-month period immediately preceding the disposition the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of the capital stock of the Company, or (ii) the common shares are otherwise deemed to be taxable Canadian property to the Non-Resident Holder under specific provisions of the Tax Act.

Furthermore, on March 4, 2010, the Department of Finance (Canada) announced in the 2010 Federal Budget that it is proposing to amend the definition of “taxable Canadian property” in the Tax Act to exclude (unless otherwise deemed to be taxable Canadian property) common shares of corporations that do not, at any time during the 60-month period immediately preceding a disposition by a non-resident of Canada, derive more than 50% of their fair market value from (i) real or immoveable property situated in Canada, (ii) Canadian resource properties, (iii) timber resource properties, and (iv) options to acquire such property.

Non-Resident Holders for whom the common shares may be considered or be deemed to be considered taxable Canadian property should consult their own tax advisors, including with respect to any relief that may be available under the provisions of the Tax Treaty, if applicable.

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

As at March 31, 2010, the Company’s financial instruments consist of cash and cash equivalents, short-term investments, receivables, and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant credit, liquidity, or market risks arising from these financial instruments. The risk exposure is summarized as follows:

(a)

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash balances at the banks in each of Canada and Ghana, its short-term bank guaranteed investment certificates and accounts receivable. The short-term investments are with Schedule 1 banks or equivalent, with the majority of its cash held in Canadian based banking institutions, authorized under the Bank Act to accept deposits, which may be eligible for deposit insurance provided by the Canadian Deposit Insurance Corporation. The receivables consist primarily of amounts receivable for GST of $83,006 and interest receivable of $39,662; neither of which are considered past due.

(b)

Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. As at March 31, 2010, the Company had a cash and cash equivalents balance of $26,712,372 and short-term investments of $22,000,000 to settle current liabilities of $1,147,811 that mainly consist of accounts payable that are considered short term and settled within 30 days.

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

ii.

Foreign currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in Canada and Ghana and holds cash in Canadian, United States and Ghanaian Cedi currencies in line with forecasted expenditures. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Ghanaian Cedi could have an effect on the Company’s results of operations, financial position or cash flows. At March 31, 2010, the Company had no hedging agreements in place with respect to foreign exchange rates.

The Company is exposed to currency risk through the following financial assets denominated in currencies other than Canadian dollars:

Cash and cash equivalents	March 31, 2010	March 31, 2009

US dollars	$ 11,689,000	$ 159,991
Ghana Cedis	138,624	744,403

A 10% appreciation or deprecation of the above mentioned currencies compared with the Canadian dollar would result in an corresponding increase or decrease in net loss of approximately $1,182,000 as at March 31, 2010 (March 31, 2009 - $90,000).

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

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company are identified and reported in a timely manner.  As of March 31, 2010, an evaluation was carried out under the supervision of, and with the participation of, the Company management, including by the Chief Executive Officer and Chief Financial Officer of the effectiveness of the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended).  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of March 31, 2010, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Office and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by The Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on this evaluation, management concluded that the Company’s internal control over financial reporting were effective as of March 31, 2010.

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

Attestation Report of the Registered Accounting Firm.

The Independent Registered Chartered Accountants, BDO Canada LLP, who audited the Company’s annual financial statements for the year ended March 31, 2010, have issued an attestation report on the Company’s Internal Control Over Financial Reporting as included in the financial statements included herein.

Changes in internal control over financial reporting.

There were no changes in our internal control over financial reporting that occurred during the year ended March 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company has an audit committee comprised of Marcel de Groot, Rob McLeod and Gord Fretwell.  Each member of the audit committee is “independent” as that term is used in the AMEX listing standards.

The Company has determined that Marcel de Groot is the Company’s Audit Committee Financial Expert.

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

ITEM 16C.

PRINCIPAL ACCOUNTING FEES AND SERVICES

The Company had paid its auditors the following fees for audit and audit related services during the past two fiscal years ended March 31:

	Fiscal 2010	Fiscal 2009
Audit Fees (1)	$182,000(5)	$63,132
Audit Related Fees (2)	--	51,844
Tax Fees (3)	3,000(5)	2,912
All Other Fees (4)	--	--
Totals	$185,000	$114,344

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

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY KEEGAN/AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F.

CHANGE IN REGISTRANTS CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.

CORPORATE GOVERNANCE

The Company’s corporate governance practices do not differ in any significant way from those followed by domestic companies listed on NYSE Amex.

PART III

ITEM 17.

FINANCIAL STATEMENTS

The audited consolidated financial statements for the years ended March 31, 2010, 2009 and 2008 of Keegan are included in this Annual Report.

ITEM 18.

FINANCIAL STATEMENTS

Keegan has elected to provide financial statements pursuant to Item 17.

ITEM 19.

EXHIBITS

Exhibit	Description of Exhibit
1.1	Certificate of Incorporation (1)
1.2	Certificate of Name Change (1)
1.3	Articles of Incorporation (1)
1.4	By-Laws (1)
1.5	Notice of Alteration (1)
4.1	Asumura Project – Agreement dated February 18, 2005 between the Company and GTE Ventures Limited (1)
4.2	Esaase Project – Agreement dated May 9, 2006 between the Company and Sammetro Co. Ltd. (1)
4.3	Option agreement dated March 27, 2008 with Mt. Olives Goldfields, Ltd. (2)
4.4	Jeni Concession mining lease and exploration rights. (2)
4.5	Dan McCoy Consulting Agreement – Agreement between the Company and Dan McCoy dated January 1, 2005 (1)
4.6	Stock Option Plan (1)
4.7	Share Option Plan Dated for Reference October 1, 2008 (3)
4.8	Lease Agreement between Wicklow West Holdings Ltd. and Keegan Resources Inc. dated October 20, 2008. (3)
8.1	List of Subsidiaries – See Item 4.C.
12.1	302 Certification of Chief Executive Officer
12.2	302 Certification of Chief Financial Officer
13.1	906 Certification of Chief Executive Officer
13.2	906 Certification of Chief Financial Officer

(1)

Incorporated by reference from our Registration Statement on Form 20-F filed with the SEC on October 17, 2006.

(2)

Incorporated by reference from our Annual Report on Form 20-F filed with the SEC on September 30, 2008.

(3)

Incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 1, 2009.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2010, 2009 and 2008

_______________________

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements have been prepared by management and are in accordance with Canadian generally accepted accounting principles and reconciled to accounting principles generally accepted in the United States as set out in Note 15, and contain estimates based on management’s judgment. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.

The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of non-executive directors. The audit committee meets periodically with management and the auditors to review financial reporting and control matters.

The Company’s independent auditors, BDO Canada LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and in accordance with the standards of the Public Company Accounting Oversight Board (United States).

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.  The Company’s management has employed a framework consistent with Exchange Act Rule 13a-15(c), to evaluate the Company’s internal control over financial reporting as described below. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of our internal control over financial reporting as of March 31, 2010 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2010.

BDO Canada LLP, our auditors, have audited the effectiveness of our internal control over financial reporting as of March 31, 2010, as stated in their report which appears herein.

“Maurice Tagami” Maurice Tagami P.Eng. President and Chief Executive Officer	“Tony Ricci” Tony Ricci, CA Chief Financial Officer

Vancouver, Canada June 25, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Keegan Resources Inc.

We have completed the integrated audits of Keegan Resources Inc.’s (the “Company’s”) 2010, 2009 and 2008 consolidated financial statements and of its internal control over financial reporting as at March 31, 2010. Our opinions, based on our audits, are presented below.

CONSOLIDATED FINANCIAL STATEMENTS

We have audited the consolidated balance sheets of Keegan Resources Inc. (the “Company”) as at March 31, 2010 and 2009 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for each of the years in the three-year period ended March 31, 2010.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2010 and 2009 and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2010, in accordance with Canadian generally accepted accounting principles.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

We have also audited Keegan Resources Inc.’s internal control over financial reporting as at March 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at March 31, 2010 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

(signed) “BDO Canada LLP”

Chartered Accountants

Vancouver, Canada

June 23, 2010

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Consolidated Balance Sheets

As at March 31, 2010 and 2009

Expressed in Canadian Dollars

	2010	2009

Assets

Current assets:
Cash and cash equivalents	$ 26,712,372	$ 2,001,118
Short-term investments (note 3)	22,000,000	1,000,000
Receivables	122,669	49,041
Prepaid expenses and deposits	257,561	106,628
	49,092,602	3,156,787

Furniture, equipment and leasehold improvements (note 4)	318,242	203,068

Resource properties and deferred exploration costs (note 5)	41,123,128	30,357,945
	$ 90,533,972	$ 33,717,800

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 7)	$ 1,147,811	$ 652,656

Shareholders’ Equity

Share capital (note 6)	104,887,236	43,096,076
Contributed surplus (note 6(e))	8,082,767	6,580,224
Deficit accumulated	(23,583,842)	(16,611,156)
	89,386,161	33,065,144

	$ 90,533,972	$ 33,717,800

Commitments (note 8)

Contingencies (note 10)

Subsequent events (notes 8 and 14)

Approved by the Board of Directors:
“Shawn Wallace” Director	“Marcel de Groot” Director

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Consolidated Statements of Operations, Comprehensive Loss and Deficit

Years ended March 31, 2010, 2009 and 2008

Expressed in Canadian Dollars

	2010	2009	2008

Expenses:
Amortization	$ 64,634	$ 40,346	$ 22,973
Bank charges and interest	19,054	25,287	25,043
Consulting fees, directors’ fees and wages and benefits (note 7)	1,733,946	1,379,953	912,756
Donation expense (note 6(b))	488,200	-	-
Office, rent and administration	579,594	411,322	372,774
Professional fees (note 7)	453,499	448,308	159,808
Regulatory, transfer agent and shareholder Information	220,772	241,999	199,156
Stock-based compensation (note 6(c))	2,099,085	586,652	1,710,911
Travel, promotion and investor relations	1,283,965	485,032	766,627
	6,942,749	3,618,899	4,170,048

Other expenses (income)
Interest and other income	(114,994)	(222,703)	(476,034)
Write-off of equipment	26,971	1,112	-
Write-off of interest in resource properties (Note 5(b))	-	170,596	-
Foreign exchange loss	117,960	608,492	622,028
	29,937	557,497	145,994

Loss and comprehensive loss for the year	6,972,686	4,176,396	4,316,042

Deficit accumulated, beginning of year	16,611,156	12,434,760	8,118,718

Deficit accumulated, end of year	$ 23,583,842	$ 16,611,156	$ 12,434,760

Loss per share - basic and diluted	$ 0.18	$ 0.15	$ 0.17

Weighted average number of shares outstanding	38,018,679	28,233,377	24,605,326

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

Years ended March 31, 2010, 2009 and 2008

Expressed in Canadian Dollars

	2010	2009	2008

Cash provided by (used in):

Operations:
Loss for the year	$ (6,972,686)	$ (4,176,396)	$ (4,316,042)

Items not involving cash:
Amortization	64,634	40,346	22,973
Stock based compensation	2,099,085	586,652	1,710,911
Stock-based donations	486,000	-	-
Unrealized foreign exchange	223,087	173,484	-
Write-off of equipment	27,639	1,112	-
Write-off of interest in resource properties	-	170,596	-
Changes in non-cash working capital:
Accounts payable and accrued liabilities	43,067	80,095	296,781
Prepaid expenses and deposits	(168,798)	(33,905)	(17,993)
Receivables	(73,628)	87,109	(79,157)
	(4,271,600)	(3,070,907)	(2,382,527)

Investing:
Purchase of furniture, equipment and leasehold improvements	(214,751)	(119,631)	(110,459)
Acquisition of interest in resource properties	-	(237,161)	(1,515,725)
Short-term investments	(21,000,000)	(1,000,000)	-
Deferred exploration	(9,368,875)	(10,901,528)	(9,861,207)
	(30,583,626)	(12,258,320)	(11,487,391)

Financing:
Shares issued for cash, net of share issue costs	59,869,420	2,225,493	14,954,456
	59,869,420	2,225,493	14,954,456

Impact of foreign exchange on cash and cash Equivalents	(302,940)	(136,201)	-

Increase (decrease) in cash and cash equivalents	24,711,254	(13,239,935)	1,084,538

Cash and cash equivalents, beginning of year	2,001,118	15,241,053	14,156,515

Cash and cash equivalents, end of year	$ 26,712,372	$ 2,001,118	$ 15,241,053

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$ -	$ -	$ -
Income taxes	-	-	-
Non-cash investing and financing activities:
Shares issued pursuant to resource property option agreement	-	-	158,360
Change in Accounts payable related to Investing activities	549,759	148,872	-
Reclassification of contributed surplus on exercise of options and brokers’ warrants (note 6(e))	1,959,664	381,249	296,181
Warrants issued for services: Share issue costs (note 6(b))	523,924	-	378,839

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Consolidated Schedule of Resource Property Costs

Years ended March 31, 2010 and 2009

Expressed in Canadian Dollars

	Ghana

	Esaase	Asumura	Total

Balance, March 31, 2008	$ 14,508,394	$ 4,596,175	$ 19,104,569

Acquisition costs:
Cash	195,569	41,592	237,161

Deferred exploration costs:
Assays	654,647	213,257	867,904
Consulting	515,622	86,278	601,900
Drilling	6,212,649	480,600	6,693,249
Equipment and related costs	581,870	188,397	770,267
Field supplies	241,204	67,261	308,465
Geological fees and expenses	146,845	10,678	157,523
Office and miscellaneous	79,127	19,312	98,439
Property maintenance	(5,705)	-	(5,705)
Stock-based compensation	136,411	-	136,411
Travel and accommodation	153,358	10,258	163,616
Wages and salaries	968,380	426,362	1,394,742
	9,684,408	1,502,403	11,186,811

Less: write-off of property costs	-	(170,596)	(170,596)

Balance, March 31, 2009	24,388,371	5,969,574	30,357,945

Acquisition costs:
Cash	-	-	-

Deferred exploration costs
Assays	935,740	29,880	965,620
Consulting	178,467	35,197	213,664
Drilling	4,630,626	43,877	4,674,503
Engineering	471,950	-	471,950
Equipment and related costs	423,860	25,557	449,417
Field supplies	264,499	44,542	309,041
Geological fees and expenses	271,944	-	271,944
Office and miscellaneous	192,901	23,620	216,521
Property maintenance	137,939	22,889	160,828
Stock-based compensation	839,198	-	839,198
Travel and accommodation	442,553	26,794	469,347
Wages and salaries	1,553,169	169,981	1,723,150
	10,342,846	422,337	10,765,183

Balance, March 31, 2010	$ 34,731,217	$ 6,391,911	$ 41,123,128

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 1

Years ended March 31, 2010, 2009 and 2008

Expressed in Canadian Dollars

1.

Nature of operations

Keegan Resources Inc. (“Keegan” or the “Company”) was incorporated on September 23, 1999 under the laws of British Columbia.  The Company is in the exploration stage and is focused on advancing its principal property, the Esaase Gold Project to commercial production. In addition to its principal project, the Company holds a portfolio of other Ghanaian gold concessions in various stages of exploration.

Management has estimated that the Company will have adequate funds from existing working capital to meet  corporate, development, administrative and property obligations for the coming year, including the pre-feasibility and feasibility studies of the Esaase property. The Company will require additional financing from time to time, and while the Company has been successful in the past, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be available on acceptable terms.

The recoverability of amounts shown for resource properties and deferred exploration costs and the Company’s ability to continue as a going concern is dependent upon the discovery of economically recoverable reserves, continuation of the Company's interest in the underlying resource claims, the ability of the Company to obtain necessary financing to complete their development and upon future profitable production or proceeds from the disposition thereof. The amounts shown as resource properties and deferred exploration costs represent net costs to date, less amounts amortized and/or written-off, and do not necessarily represent present or future values.

2.

Significant accounting policies

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.  The consolidated financial statements have, in management’s opinion, been properly prepared using careful judgment within the framework of the significant accounting policies summarized below.

(a)

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Quicksilver Ventures (Nevada) Inc. and Keegan Resources Ghana Limited (“Keegan Ghana”).  All significant intercompany amounts and transactions have been eliminated on consolidation.

(b)

Financial instruments

i.

Financial assets and financial liabilities

The Company’s financial instruments are comprised of cash and cash equivalents, receivables and accounts payable and accrued liabilities. Financial instruments are measured and classified as follows:

•

Held-for-trading financial instruments are measured at fair value. All gains and losses resulting from changes in their fair value are included in net earnings (loss) in the period in which they arise. Cash and cash equivalents and short-term investments are classified as held-for-trading and are measured at fair value.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 2

Years ended March 31, 2010, 2009 and 2008

Expressed in Canadian Dollars

2.

Significant accounting policies (continued)

(b)

Financial instruments (continued)

i.

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

ii

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

Years ended March 31, 2010, 2009 and 2008

Expressed in Canadian Dollars

2.

Significant accounting policies (continued)

(e)

Resource properties and deferred exploration costs

The Company accounts for resource property costs in accordance with the Canadian Institute of Chartered Accountants Handbook Section 3061, “Property, plant and equipment” (“CICA 3061”), and Emerging Issues Committee abstract 174, “Mining Exploration Costs” (“EIC-174”). CICA 3061 provides for the capitalization of the acquisition and exploration costs of a resource property where such costs are considered to have the characteristics of property, plant and equipment. EIC-174 provides that a mining enterprise is not precluded from considering exploration costs to have the characteristics of property, plant and equipment when it has not established resource reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flow from the property.

The fair value of resource properties acquired in exchange for the issuance of the Company’s shares is determined by the trading price of the Company’s shares on the date the shares were issued.

Resource property costs include initial acquisition costs and related option payments, which are recorded when paid. Exploration and development costs are capitalized until properties are brought into production, when costs are amortized on a unit-of-production basis over economically recoverable reserves, abandoned or the interest is sold. Option payments are credited against resource property costs when received. No gain or loss on disposition of a partial interest is recorded until all carrying costs of the interest have been offset by proceeds of sale or option payments received.

EIC-174 states that a mining enterprise that has not established mineral reserves objectively and, therefore, may not have a basis for preparing a projection of the estimated future net cash flow from the property, is not precluded from considering exploration costs to have the characteristics of property, plant and equipment. Exploration costs related to mining properties may be initially capitalized under Section 3061 if an enterprise considers that such costs have the characteristics of property, plant and equipment and that capitalization is appropriate to its circumstances.

CICA 3061 requires that property, plant and equipment be written down when the long-term expectation is that the net carrying amount will not be recovered; further, EIC-174 references certain conditions that should be considered in determining subsequent write-downs, such as a significant drop in mineral prices, a significant deterioration in the availability of financing or a significant delay in the development activity; management reviews such conditions to determine whether a write-down of capitalized costs is required. When the carrying value of a property exceeds its net recoverable amount, provision is made for the impairment in value.

(f)

Asset retirement obligations

The fair value of a liability for an asset retirement obligation, such as site reclamation costs, is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company is required to record the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred and increase the carrying value of the related assets for that amount. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in the statement of operations.  The costs capitalized upon initial recognition of an obligation are amortized in a manner consistent with the depletion of the related asset.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 4

Years ended March 31, 2010, 2009 and 2008

Expressed in Canadian Dollars

2.

Significant accounting policies (continued)

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

.

For the years ended March 31, 2010, 2009 and 2008, common equivalent shares (consisting of shares issuable on exercise of stock options and warrants), totaling 3,221,840, 5,194,410 and 9,347,565 respectively, were not included in the computation of diluted loss per share because the effect was anti-dilutive.

(j)

Stock-based compensation

The Company has a stock option plan as described in note 6(c). The Company records all stock-based compensation using the fair value method.

Compensation expense attributable to share based awards to employees is measured at the fair value at the date of grant using the Black-Scholes model. The fair value takes into account a number of variables, including the exercise price of the award, the expected dividend rate, the expected life of the options and the risk free interest rate. The expense is recorded on a straight-line basis over the graded vesting period of the award. The forfeiture rate is assumed to be nil and the expense is adjusted prospectively as forfeitures occur. Compensation expense attributable to awards that call for settlement in cash or other assets is measured at intrinsic value and recognized over the vesting period.

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the goods and/or services received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock-based payments to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the performance period of the award. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 5

Years ended March 31, 2010, 2009 and 2008

Expressed in Canadian Dollars

2.

Significant accounting policies (continued)

(k)

Adoption of New Accounting Policies

The Company has adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”).

i.

Credit risk and the fair value of financial assets and financial liabilities

Emerging Issues Committee ("EIC") abstract 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities ("EIC-173"), provides guidance on how to take into account an entity's own credit risk and the credit risk of the counter party in determining the fair value of financial assets and financial liabilities, including derivative instruments, for presentation and disclosure purposes. The application of EIC-173 did not result in a material impact on the Company's consolidated financial statements.

ii.

Goodwill and intangible assets

Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, Goodwill and Intangible Assets (“Section 3064”) replaces CICA Handbook Section 3062, Goodwill and Intangible Assets and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. CICA Handbook Section 1000, Financial Statement Concepts is amended to clarify criteria for recognition of an asset. CICA Handbook Section 3450, Research and Development Costs is replaced by guidance in Section 3064. EIC 27 Revenues and Expenditures During the Pre-Operating Period is no longer applicable for entities that have adopted Section 3064. A number of other EIC abstracts have consequential amendments. CICA Accounting Guideline 11 Enterprises in the Development Stage is also amended to delete references to deferred costs and to provide guidance on development costs as intangible assets under CICA 3064. The adoption of this Section did not result in a material impact on the Company’s consolidated financial statements.

iii.

Mining exploration costs

EIC abstract 174, Mining Exploration Costs (“EIC-174”), which supersedes EIC abstract 126, Accounting by Mining Enterprises for Exploration Costs, provides guidance for mining exploration entities on the capitalization of exploration costs and the review of exploration costs for impairment. EIC-174 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year ending March 31, 2010, with retrospective application. The application of EIC-174 did not result in a material impact on the Company’s consolidated financial statements.

iv.

Financial instruments – disclosures

The CICA amended Handbook Section 3862 – “Financial Instruments – Disclosures” (“Section 3862”) to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements for publicly accountable enterprises. The amendments have been incorporated into the Company’s consolidated financial statements for its fiscal year ended March 31, 2010.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 6

Years ended March 31, 2010, 2009 and 2008

Expressed in Canadian Dollars

2.

Significant accounting policies (continued)

(k)

Adoption of New Accounting Policies

v.

Financial instruments – recognition and measurement

The CICA amended Handbook Section 3855 – “Financial Instruments – Recognition and Measurement” (“Section 3855”). Section 3855 was amended to provide additional guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category, amend the definition of loans and receivables, amend the categories of financial assets into which debt instruments are required or permitted to be classified, amend the impairment guidance for held-to-maturity debt instruments and require reversal of impairment losses on available-for-sale debt instruments when conditions have changed. The additional guidance on assessment of embedded derivatives is applicable for reclassifications made on or after July 1, 2009. All other amendments are applicable as of April 1, 2009. The adoption of these amendments did not result in a material impact on the Company’s consolidated financial statements.

(l)

Recent Accounting Pronouncements Issued But Not Yet Implemented

i.

International financial reporting standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly accountable companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of April 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ending March 31, 2011. In July 2008, the Canadian Securities Administrators announced that early adoption would be allowed in 2009 subject to seeking exemptive relief. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS has not been fully estimated at this time.

ii.

Consolidations and non-controlling interests

CICA Handbook Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests, replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS standard, International Accounting Standards (“IAS”) 27 (Revised), Consolidated and Separate Financial Statements. The sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted. The Company expects to adopt this standard on April 1, 2011.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 7

Years ended March 31, 2010, 2009 and 2008

Expressed in Canadian Dollars

2.

Significant accounting policies (continued)

(l)

Recent Accounting Pronouncements Issued But Not Yet Implemented

iii.

Business combinations

CICA Handbook Section 1582, Business Combinations, replaces Section 1581 and establishes standards for the accounting for a business combination.  It provides the Canadian equivalent to IFRS 3 - Business Combinations.  This applies to a transaction in which the acquirer obtains control of one or more businesses.  Most assets acquired and liabilities assumed, including contingent liabilities that are considered to be improbable, will be measured at fair value.  Any interest in the acquiree owned prior to obtaining control will be remeasured at fair value at the acquisition date, eliminating the need for guidance on step acquisitions.  Additionally, a bargain purchase will result in recognition of a gain and acquisition costs must be expensed.  Earlier application is permitted.  The Company expects to adopt this standard on April 1, 2011.

3.

Short-term Investments

As at March 31, 2010 and 2009, short-term investments consist of Guaranteed Investment Certificates (“GICs”) held at a Canadian brokerage firm. As at March 31, 2010 and 2009, the fair value of the short-term investments approximated their respective carrying values.

March 31, 2010

Maturity	Interest rate	Carrying value

December 13, 2010	0.60%	22,000,000

Short-term investments		$ 22,000,000

March 31, 2009

Maturity	Interest rate	Carrying value

May 28, 2009	3.15%	$ 1,000,000

Short-term investments		$ 1,000,000

4.

Furniture, equipment and leasehold improvements

		Accumulated	Net book
March 31, 2010	Cost	amortization	value

Furniture and equipment	180,241	43,628	136,613
Computers	132,921	39,426	93,495
Leasehold improvements	113,875	25,751	88,134

	$ 427,037	$ 108,795	$ 318,242

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 8

Years ended March 31, 2010, 2009 and 2008

Expressed in Canadian Dollars

4.

Furniture, equipment and leasehold improvements (continued)

		Accumulated	Net book
March 31, 2009	Cost	amortization	value

Furniture and equipment	$ 142,639	$ 45,096	$ 97,543
Computers	65,365	29,467	35,898
Leasehold improvements	83,933	14,306	69,627

	$ 291,937	$ 88,869	$ 203,068

5.

Resource properties and deferred exploration costs

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

(a)

Esaase Gold Property

On May 3, 2006, the Company entered into an option agreement with Sametro Co. Ltd. (“Sametro”) to purchase a 100% interest in the Esaase gold property in southwest Ghana, subject to the underlying 10% interest, 3% NSR of the Ghanaian government in all mining projects in Ghana, and a 0.5% NSR owed to the Bonte Liquidation Committee. Under the terms of the agreement, the Company was to make a series of cash payments totaling US$890,000, issue 780,000 common shares and incur minimum exploration expenditures of US$2,250,000 over a three year period.

During the year ended March 31, 2008, after having already made cash payments of US$500,000, issued 40,000 common shares and completed the full exploration expenditure requirement, the Company renegotiated the option agreement so that all further cash and share payments were no longer owed. In lieu of these payments, the Company paid $850,000 to a creditor of Sametro and issued 40,000 additional common shares to Sametro. Subsequent to these payments, the Company was granted the full Esaase Mining Lease by the Minerals Commission and Minister of Mines, Lands and Forestry with no further obligation to any party aside from the NSR and government commitments.

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

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 9

Years ended March 31, 2010, 2009 and 2008

Expressed in Canadian Dollars

5.

Resource properties and deferred exploration costs (continued)

(b)

 Asumura Gold Project

The Company entered into an option agreement with GTE Ventures Limited (“GTE”) dated February 18, 2005 and subsequently amended, through which it acquired an undivided 100% private interest in the Asumura Reconnaissance Concession (“Asumura property”) located in the Republic of Ghana, West Africa.

The Asumura property is subject to a 3.5% NSR royalty; 50% of which may be purchased for US$2,000,000 from GTE and the remaining 50% may be purchased for an additional US$4,000,000. If the property is converted to a Mining License, in accordance with Ghanaian law, it will become subject to a 3-6% NSR (3% is the standard amount) and 10% ownership by the Ghanaian government.

On March 27, 2008, the Company entered into an option agreement with Mt. Olives Goldfields, Ltd. (“Mt. Olives”) to earn a 100% ownership of the Mt. Olives Reconnaissance Concession located in Ghana. Under the option agreement, the Company was required to pay US$70,000 upon signing of the agreement and US$300,000 over a four year period. In addition, the Company will pay US$80,000 when the full interest is earned and title to the property is transferred in the Company’s name. Under the agreement, the Company was required to expend US$500,000 in work commitments over a four year period. During the year ended March 31, 2009, the Company decided not to pursue its option agreement on the Mt. Olives concession and as a result, $170,596 in acquisition and deferred exploration expenditures were written-off.

6.

Share capital

(a)

Authorized

Unlimited common shares without par value; and

100,000,000 preferred shares without par value

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 10

Years ended March 31, 2010, 2009 and 2008

Expressed in Canadian Dollars

6.

Share capital (continued)

(b)

Issued and outstanding common shares

	Number of Shares	Amount
Balance, March 31, 2007	22,808,178	25,459,176

Issued on acquisition of resource properties
- at $3.65	40,000	146,000
- at $3.09	4,000	12,360
Issued for cash
Pursuant to a private placement
- at $4.10	3,300,000	13,530,000
Share issuance costs	-	(1,171,911)
Pursuant to the exercise of warrants
- at $1.00	505,250	505,250
- at $2.40	535,220	1,284,528
- at $3.25	75,000	243,750
Pursuant to the exercise of options
- at $0.92	200,000	184,000
Transferred from contributed surplus for the exercise of options and warrants	-	296,181

Balance, March 31, 2008	27,467,648	40,489,334

Issued for cash:
Pursuant to the exercise of warrants
- at $2.40	623,000	1,495,200
- at $3.25	150,000	487,500
Pursuant to the exercise of options
- at $0.92	263,905	242,793
Transferred from contributed surplus for the exercise of options and warrants	-	381,249
Balance, March 31, 2009	28,504,553	$ 43,096,076
Issued for cash:
Pursuant to private placements
- at $2.40	8,000,000	19,200,000
- at $5.90	7,015,000	41,388,500
Share issuance costs	-	(4,049,152)
Pursuant to the exercise of warrants
- at $3.10	162,667	504,268
Pursuant to the exercise of options
- at $0.92	609,410	560,657
- at $1.12	50,000	56,000
- at $1.16	25,000	29,000
- at $2.44	475,493	1,160,203
- at $2.48	20,000	49,600
- at $3.38	19,000	64,220
- at $4.20	91,000	382,200
Transferred from contributed surplus for the exercise of options and warrants	-	1,959,664
Issued in donation	75,000	486,000
Balance, March 31, 2010	45,047,123	$ 104,887,236

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 11

Years ended March 31, 2010, 2009 and 2008

Expressed in Canadian Dollars

6.

Share capital (continued)

(b)

Issued and outstanding common shares (continued)

During the year ended March 31, 2010, the Company completed a bought deal share offering pursuant to an underwriting agreement dated November 23, 2009, under which the underwriters purchased an aggregate of 7,015,000 common shares of the Company at a price of $5.90 per common share for total gross proceeds of $41,388,500.  Pursuant to the underwriting agreement, the Company paid a commission to the underwriters equivalent to 5% of the gross proceeds raised or $2,069,425 and incurred other issuance costs totaling $315,336.

During the year ended March 31, 2010, the Company also completed a brokered private placement pursuant to an underwriting agreement dated May 8, 2009, under which the underwriters purchased an aggregate of 8,000,000 common shares of the Company at a price of $2.40 per common share for total gross proceeds of $19,200,000.  Pursuant to the underwriting agreement, the Company paid a commission to the underwriters equivalent to 5% of the gross proceeds raised or $960,000 and incurred other issuance costs totaling $180,467. In addition, the Company issued 400,000 warrants to the underwriters which is equal to 5% of the total common shares sold. Each warrant will entitle the underwriters to purchase a common share of the Company at a price of $3.10 per share for a period of 18 months. The fair value of the warrants, $523,924, has been included in share issuance costs.

During the year ended March 31, 2010, the Company issued 75,000 common shares in donation. The shares were recorded at fair value of $6.48 per share in the statement of operations.

During the year ended March 31, 2010, an aggregate of 1,289,903 common shares were issued for gross proceeds of $2,301,880 on exercise of options. In addition, a reclassification of $1,746,586 from contributed surplus to share capital was recorded on the exercise of these options.

During the year ended March 31, 2010, an aggregate of 162,667 common shares were issued for gross proceeds of $504,268 on exercise of broker’s warrants. In addition, a reclassification of $213,078 from contributed surplus to share capital was recorded on the exercise of these options.

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

Years ended March 31, 2010, 2009 and 2008

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

(c)

Stock options

The Company maintains a rolling stock option plan providing for the issuance of stock options up to 10% of the Company’s issued and outstanding common shares. The Company may grant from time to time options to its directors, officers, employees and other service providers. The options vest 25% on the date of the grant and 12 ½ % every three months thereafter for a total vesting period of 18 months.

As summary of the status of options granted under the Company’s stock option plan for the three years ended March 31, 2010 is presented below:

	Number of shares	Weighted average Exercise price
Balance, March 31, 2007	2,072,315	1.75
Granted	1,026,000	4.14
Exercised	(200,000)	0.92
Balance, March 31, 2008	3,528,315	2.49
Granted	100,000	1.12
Exercised	(263,905)	0.92
Forfeited	(150,000)	3.30
Balance, March 31, 2009	3,214,410	2.54
Granted	1,175,000	4.14
Exercised	(1,289,903)	1.78
Forfeited	(115,000)	3.05
Balance, March 31, 2010	2,984,507	$ 3.48

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 13

Years ended March 31, 2010, 2009 and 2008

Expressed in Canadian Dollars

6.

Share capital (continued)

(c)

Stock options (continued)

The following table summarizes the stock options outstanding and exercisable at March 31, 2010:

Exercise price	Number outstanding at March 31, 2010	Expiry date	Number exercisable at March 31, 2010

$1.16	195,000	November 22, 2010	195,000
$2,48	40,000	February 2, 2011	40,000
$2.44	679,507	November 10, 2011	679,507
$3.60	100,000	October 17, 2012	100,000
$4.20	745,000	February 5, 2013	745,000
$1.12	50,000	January 15, 2014	37,500
$3.31	170,000	June 2, 2014	106,250
$3.10	225,000	July 2, 2014	112,500
$3.10	75,000	July 17, 2014	37,500
$4.01	485,000	October 6, 2014	181,875
$6.50	220,000	Dec 14, 2014	82,500
	2,984,507		2,317,632

The number of stock options exercisable as at March 31, 2009 and 2008 was 2,907,910 and 2,600,315, respectively.

During the year ended March 31, 2010, under the fair-value-based method, $2,099,085 (2009 – $586,652; 2008 - $1,710,911) in stock-based compensation expense was recorded in the statements of operations, comprehensive loss and deficit and $839,198 (2009 – 136,411; $2008 - $643,488) was capitalized to resource properties for stock options granted to directors, employees and consultants of the Company.

The fair value of stock options used to calculate compensation expense has been estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	2010	2009	2008

Risk-free interest rate	2.35%	1.48%	3.18%
Expected dividend yield	0%	0%	0%
Stock price volatility	93%	86%	89%
Expected life of options	3.71 years	3.67 years	4.23 years

The weighted average fair value of options granted during the year ended March 31, 2010 was $3.28 (2009 - $0.70; 2008 - $2.92) per option.

(d)

Warrants

The following warrants were outstanding at March 31, 2010. Each warrant entitles the holder to purchase one common share of the Company as follows:

Exercise price	Number outstanding at March 31, 2010	Expiry date	Number exercisable at March 31, 2010

$3.10	237,333	November 26, 2010	237,333
	237,333		237,333

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 14

Years ended March 31, 2010, 2009 and 2008

Expressed in Canadian Dollars

6.

Share capital (continued)

(d)

Warrants (continued)

The continuity of share purchase warrants for the year ended March 31, 2010 is as follows:

Exercise price	Expiry date	March 31, 2009	Issued	Exercised	Expired	March 31, 2010

$ 4.25	May 27, 2009	330,000	-	-	(330,000)	-
$ 5.25	May 27, 2009	1,650,000	-	-	(1,650,000)	-
$ 3.10	November 26, 2010	-	400,000	(162,667)	-	237,333
		1,980,000	400,000	(162,667)	(1,980,000)	237,333

The continuity of share purchase warrants for the year ended March 31, 2009 is as follows:

Exercise price	Expiry date	March 31, 2008	Issued	Exercised	Expired	March 31, 2009

$ 2.40	May 16, 2007	630,500	-	(623,000)	(7,500)	-
$ 3.25	February 16, 2009	3,208,750	-	(150,000)	(3,058,750)	-
$ 4.25	May 27, 2009	330,000	-	-	-	330,000
$ 5.25	May 27, 2009	1,650,000	-	-	-	1,650,000
		5,819,250	-	(773,000)	(3,066,250)	1,980,000

The continuity of share purchase warrants for the year ended March 31, 2008 is as follows:

Exercise price	Expiry date	March 31, 2007	Issued	Exercised	Expired	March 31, 2008

$ 1.00	October 13, 2007	505,250	-	(505,250)	-	-
$ 2.40	May 16, 2007	1,165,720	-	(535,220)	-	630,500
$ 3.25	Jan 19, 2008	3,283,750	-	(75,000)	-	3,208,750
$ 4.25	May 27, 2009	-	330,000	-	-	330,000
$ 5.25	May 27, 2009	-	1,650,000	-	-	1,650,000
		4,954,720	1,980,000	(1,115,470)	-	5,819,250

The fair value of $523,924 of the brokers’ warrants issued during the year ended March 31, 2010 (2009 - $nil; 2008 - $378,839) was included in share issuance costs.

The fair value of broker warrants used to calculate share issuance costs has been estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	2010	2009	2008

Risk-free interest rate	0.97%	-	3.74%
Expected dividend yield	0%	-	0%
Stock price volatility	117.54%	-	66.4%
Expected life of warrants	1.5 years	-	1.5 years

The weighted average fair value of broker warrants granted during the year ended March 31, 2010 was $1.31 (2009 - $nil; 2008 - $1.33) per broker warrant.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 15

Years ended March 31, 2010, 2009 and 2008

Expressed in Canadian Dollars

6.

Share capital (continued)

(e)

Contributed surplus

	2010	2009	2008

Balance, beginning of year	$ 6,580,224	$ 6,238,410	$ 3,801,353
Stock-based compensation	2,938,283	723,063	2,354,399
Brokers’ warrants issued	523,924	-	378,839
Transferred to share capital for the exercise of options and brokers’ warrants	(1,959,664)	(381,249)	(296,181)
Balance, end of year	$ 8,082,767	$ 6,580,224	$ 6,238,410

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

7.

Related party transactions

The Company has a consulting agreement with a director and officer of the Company in the amount of US$12,000 per month plus benefits for the period up to May 1, 2009 and US$ 17,500 there after. During the year ended March 31, 2010, the Company paid consulting fees and benefits of $269,531 (2009 - $211,632; 2008 - $183,258) under this agreement.

Included in consulting fees, wages and benefits is $nil (2009 - $91,270; 2008 - $65,722) paid or accrued for consulting fees paid to an officer of the Company during the year ended March 31, 2010.

Included in professional fees is $nil (2009 - $nil; 2008 - $24,119) paid or accrued for legal fees to a company controlled by a director of the Company and $98,410 (2009 - $76,660; 2008 - $51,380) for accounting fees to a company controlled by an officer of the Company during the year ended March 31, 2010.

During the year ended March 31, 2010, the Company paid or accrued $112,954 (2009 - $155,404;  2008 - $125,138) for geological consulting fees to a director of the Company. These costs have been included in resource properties.

During the year ended March 31, 2010, the Company paid directors’ fees of $46,425 (2009 - 21,600; 2008 - $6,000) to certain directors and a former director of the Company.

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts payable and accrued liabilities at March 31, 2010 is $70,028 (March 31, 2009 - $61,939) owing to directors of the Company and a company controlled by a director and officer of the Company.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 16

Years ended March 31, 2010, 2009 and 2008

Expressed in Canadian Dollars

8.

Commitments

As at March 31, 2010, the Company has contractual comments with certain service providers in Ghana and Canada. The amounts due under these contracts and their payment terms are as follows:

2011	68,140
2012	68,140
2013	68,140
$ 204,420

On May 20, 2010, the Company negotiated the cancellation of its existing lease commitment set to expire on November 30, 2013.  In its place, the Company signed a letter of guarantee over the premises and transferred the lease plus an extension of the lease to May 31, 2015 to Universal Mineral Services Ltd. (“UMS”). The amount guaranteed are the monthly rent payments of $ 23,767 plus operating costs over the term of the lease.

UMS is a private company which Keegan acquired the sole common share on April 14, 2010. UMS has certain directors in common with the Company and was incorporated to provide geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company, its subsidiaries and other publically listed mining companies on a full cost recovery basis pursuant to a service agreement.

To date, no service agreement has been signed and no related party balances are outstanding.

9.

Income taxes

The Company has accumulated foreign resource deductions totaling $22,627,113 (2009 - $25,367,002) and non-capital losses of approximately $12,484,000 (2009 - $7,674,000) in Canada and $1,937,000 (2009 - $1,483,000) in Ghana for income tax purposes, which may be carried forward to reduce taxable income of future years.  The non-capital losses expire as follows:

	Ghana	Canada	Total

2010	-	-	-
2011	-	-	-
2012	193,268	-	193,268
2013	303,150	-	303,150
2014	692,048	54,776	746,824
2015	748,471	369,545	1,118,016
2026	-	1,098,124	1,098,124
2027	-	1,406,794	1,406,794
2028	-	2,170,432	2,170,432
2029	-	2,517,510	2,517,510
2030	-	4,867,037	4,867,037

	1,936,937	12,484,218	14,421,155

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 17

Years ended March 31, 2010, 2009 and 2008

Expressed in Canadian Dollars

9.

Income taxes (continued)

A reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2010	2009	2008

Average statutory tax rate	29.63%	30.38%	31.9%

Loss before income taxes	$ (6,973,000)	$(4,176,000)	$(4,316,000)

Expected income tax recovery	(2,066,000)	(1,269,000)	(1,393,000)
Increase (decrease) in income tax recovery resulting from:
Mineral exploration costs not deductible for tax	1,838,000	245,000	403,000
Stock based compensation	622,000	178,000	445,000
Other permanent differences	18,000	133,000	59,000
Change in statutory rates	311,000	172,000	226,000
Share issuance costs	(881,000)	-	(206,000)
Other	(214,000)	-	-

Increase in the valuation allowance	372,000	541,000	466,000

Income tax recovery	$ -	$ -	$ -

The significant components of the Company’s future income tax assets are as follows:

	2010	2009	2008

Non-capital and capital losses	$ 3,814,000	$ 2,570,000	$ 1,690,000
Foreign development and exploration expenditures	(2,768,000)	(1,283,000)	(1,038,000)
Share issuance costs	834,000	240,000	349,000
Capital assets	43,000	24,000	11,000

	1,923,000	1,551,000	1,012,000

Less: valuation allowance	(1,923,000)	(1,551,000)	(1,012,000)

	$ -	$ -	$ -

The Company has recorded a valuation allowance against its future income tax assets as it was determined that under current conditions it is not more like-than-not that these future tax benefits in Canada and Ghana will be realized.

10.

Contingencies

Keegan Resources Ghana Ltd.  was named jointly with the Ghana Minerals Commission as a co-defendant in a legal suit by the company that had originally optioned the Esaase gold property to the Company. The Plaintiff is alleging certain irregularities in connection with the closing of the option resulting in Keegan Ghana’s acquisition of the Esaase gold property and the issuing of the requisite regulatory approvals under Ghanaian Law. Keegan Ghana has refuted the allegations on grounds that it had at all material times acted legally and in good faith and has therefore filed a defense and counter-claim against the Plaintiff. The Company is of the view after discussion with Ghanaian Counsel that the allegations are totally without legal merit and will be vigorously defended.  The Ghana Minerals Commission has also denied the allegations and filed a defense to the suit. The Company’s potential liability for damages, if any, is currently not determinable.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 18

Years ended March 31, 2010, 2009 and 2008

Expressed in Canadian Dollars

11.

Segmented information

Geographic Information

The Company operates in one reportable operating segment, being the exploration and development of resource properties.

	Canada	Ghana	Total

2010

Furniture, equipment and leasehold improvements	$ 218,388	$ 99,854	$ 318,242
Resource properties and deferred exploration costs	-	41,123,128	41,123,128

	$ 218,388	$ 41,222,982	$ 41,441,370

	Canada	Ghana	Total

2009

Furniture, equipment and leasehold improvements	$ 159,534	$ 43,534	$ 203,068
Resource properties and deferred exploration costs	-	30,357,945	30,357,945

	$ 159,534	$ 30,401,479	$ 30,561,013

12.

Financial instruments

As at March 31, 2010, the Company’s financial instruments consist of cash and cash equivalents, short-term investments, receivables, and accounts payable and accrued liabilities.

As introduced by the amendments to Section 3862, the following table summarizes the designation and fair value hierarchy under which the Company’s financial instruments are valued:

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

March 31, 2010
	Level 1	Level 2	Level 3

Cash and cash equivalents	$ 26,712,372	$ -	$ -
Short-term investments	22,000,000	-	-

	$ 48,712,372	$ -	$ -

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 19

Years ended March 31, 2010, 2009 and 2008

Expressed in Canadian Dollars

12.

Financial instruments (continued)

March 31, 2009
	Level 1	Level 2	Level 3

Cash and cash equivalents	$ 2,001,118	$ -	$ -
Short-term investments	1,000,000	-	-

	$ 3,001,118	$ -	$ -

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant credit, liquidity, or market risks arising from these financial instruments. The risk exposure is summarized as follows:

(a)

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash balances at the banks in each of Canada and Ghana, its short-term bank guaranteed investment certificates and accounts receivable. The short-term investments are with Schedule 1 banks or equivalent, with the majority of its cash held in Canadian based banking institutions, authorized under the Bank Act to accept deposits, which may be eligible for deposit insurance provided by the Canadian Deposit Insurance Corporation. The receivables consist primarily of amounts receivable for GST of $83,006 and interest receivable of $39,662; neither of which are considered past due.

(b)

Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. As at March 31, 2010, the Company had a cash and cash equivalents balance of $26,712,372 and short-term investments of $22,000,000 to settle current liabilities of $1,147,811 that mainly consist of accounts payable that are considered short term and settled within 30 days.

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

ii.

Foreign currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in Canada and Ghana and holds cash in Canadian, United States and Ghanaian Cedi currencies in line with forecasted expenditures. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Ghanaian Cedi could have an effect on the Company’s results of operations, financial position or cash flows. At March 31, 2010, the Company had no hedging agreements in place with respect to foreign exchange rates.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 20

Years ended March 31, 2010, 2009 and 2008

Expressed in Canadian Dollars

12.

Financial instruments (continued)

(c)

Market risk (continued)

ii.

Foreign currency risk (continued)

The Company is exposed to currency risk through the following financial assets denominated in currencies other than Canadian dollars:

Cash and cash equivalents	March 31, 2010	March 31, 2009

US dollars	$ 11,689,000	$ 159,991
Ghana Cedis	138,624	744,403

A 10% appreciation or deprecation of the above mentioned currencies compared with the Canadian dollar would result in an corresponding increase or decrease in net loss of approximately $1,182,000 as at March 31, 2010 (March 31, 2009 - $90,000).

(d)

Fair value

The carrying values of cash and cash equivalents, receivables and accounts payable and accrued liabilities approximate their respective fair values due to the short-term nature of these instruments.

13.

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

The Company has policies and procedures in place for employee and officer expenditure authorization limits and capital expenditure authorization. Capital expenditures of $1,500,000 or more require approval by the Board of Directors. Management reviews its capital management approach on an ongoing basis and believes this approach, given the size of the Company, is reasonable.

There were no changes in the Company’s management of capital during the year ended March 31, 2010.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 21

Years ended March 31, 2010, 2009 and 2008

Expressed in Canadian Dollars

14.

Subsequent events

The following events occurred subsequent to March 31, 2010:

(a)

There were 599,098 common shares issued pursuant to the exercise of stock options for gross proceeds of $1,673,499.

(b)

There were 23,333 common shares issued pursuant to the exercise of broker warrants for gross proceeds of $72,332.

(c)

The Company granted incentive stock options to employees and directors to purchase 1,625,000 common shares at an exercise price of $6.19 per share expiring five years from date of grant.

15.

United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian GAAP.  A description of US GAAP and practices prescribed by the US Securities and Exchange Commission (collectively US GAAP) that result in material measurement differences from Canadian GAAP are as follows:

(a)

Resource properties and deferred exploration costs

Under Canadian GAAP, the Company’s accounting policy is to defer all expenditures related to mineral property exploration and development. Both Canadian and US GAAP require that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  US GAAP requires mineral property exploration and land use costs to be charged to operations as incurred until economically proven and probable mineral reserves have been established and a final feasibility study has been completed. Accordingly, for all periods presented, the Company has expensed all mineral property exploration and land use costs for US GAAP purposes.  The costs remaining for US GAAP purposes, if any, relate to mineral property acquisition costs under which the Company acquired an ownership interest in a given mineral property.

For Canadian GAAP, cash flows relating to mineral property exploration and land use costs are reported as investing activities.  For US GAAP, these costs would be characterized as operating activities.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 22

Years ended March 31, 2010, 2009 and 2008

Expressed in Canadian Dollars

15.

United States generally accepted accounting principles (continued)

(b)

Accounting for uncertainty in income taxes

In July 2006, the FASB issued an interpretation of ASC 740 — Income Taxes (“ASC 740”) which addresses the accounting for uncertainty in income taxes. This interpretation clarifies the accounting for income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition.

The Company is subject to income taxes in Canada and the Republic of Ghana. The tax years of major tax jurisdictions which remain subject to examination as of March 31, 2010 are as follows:

Canada	2003 to 2010
Ghana	2006 to 2010

(c)          Stock-based compensation

The Company applies ASC 718-20, a revision to SFAS 123 “Accounting for Stock-Based compensation”. ASC 718-20 requires the Company to recognize in the statement of operations the grant date fair value of share-based compensation awards granted to employees over the requisite service period.

Pursuant to the provisions of ASC 718-20 the Company applied the modified-prospective transition method. Under this method, the fair value provisions of ASC 718-20 are applied to new employee share-based payment awards granted or awards modified, repurchased, or cancelled after January 1, 2006. Measurement and attribution of compensation cost for unvested awards at January 1, 2006, granted prior to the adoption of ASC 718-20 are recognized based upon the provisions of SFAS 123. The cumulative effect of a change in accounting principle to reflect forfeitures for prior periods was determined to be immaterial and not recorded.

The following is a summary for stock options as at March 31:

	2010	2009
Outstanding stock options	2,984,507	3,214,410
Exercisable stock options	2,317,632	2,907,910
Aggregate intrinsic value of options outstanding	$8,510,028	$3,048,594
Weighted average contractual term	3.03 years	2.64 years

The aggregate intrinsic value represents the difference between the Company’s closing stock price on March 31, 2010 and the exercise price of the award, multiplied by the number of in-the-money options.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 23

Years ended March 31, 2010, 2009 and 2008

Expressed in Canadian Dollars

15.

United States generally accepted accounting principles (continued)

(d)

Adoption of New Accounting Policies

i.

Financial Accounting Standards Board’s Codification of US GAAP

On July 1, 2009, the FASB’s Codification of US GAAP (the “Codification”) was issued to create a consolidated reference source for all authoritative non-governmental US GAAP. The Codification was not intended to change US GAAP, but rather reorganize existing guidance by accounting topic to allow easier identification of applicable standards. References in the Company’s consolidated financial statements to US GAAP have been updated to reflect the Codification.

ii.

Business combinations

In December 2007, the FASB issued ASC 805 — Business Combinations (“ASC 805”) (formerly referred to as FAS 141R) which is effective for fiscal years beginning after December 15, 2008. ASC 805, which will replace FAS 141, is applicable to business combinations consummated after the effective date of December 15, 2008. This Standard modifies the accounting of certain aspects of business combinations. The adoption of ASC 805 did not have a material impact on the Company’s consolidated financial statements.

iii.

Non-controlling interests

In December 2007, the FASB also issued ASC 810 - Non-controlling Interests in Consolidated Financial Statements (“ASC 810”). ASC 810 will change the accounting and reporting for minority interests, which will be re-characterized as non-controlling interests and classified as a component of equity. ASC 810 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008 and interim periods within those fiscal years. The adoption of ASC 810 did not have a material impact on the Company’s consolidated financial statements.

iv.

Derivative Instruments and Hedging Activities

In March 2008, the FASB issued ASC 815  “Disclosures about Derivative Instruments and Hedging Activities” (“ASC 815”). This Statement requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption.  The adoption of ASC 815 did not have a material impact on the Company’s consolidated financial statements.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 24

Years ended March 31, 2010, 2009 and 2008

Expressed in Canadian Dollars

15.

United States generally accepted accounting principles (continued)

(d)

Adoption of New Accounting Policies (continued)

v.

Subsequent events

In May 2009, the FASB issued ASC 855, “Subsequent Events” (“ASC 855”). This Statement established general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this Statement details the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and the disclosures that an entity should make about events or transactions that occur after the balance sheet date. The adoption of ASC 855 did not have a material impact on the Company’s consolidated financial statements.

vi.

The Fair Value Measurement of Liabilities

In August 2009, the FASB issued ASU 2009-05 “Measuring Liabilities at Fair Value” (“ASU 2009-05”), which provides amendments to Subtopic 820-10 “Fair Value Measurements and Disclosures — Overall” and is effective prospectively for interim periods beginning after October 1, 2009 for the Company. ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one of the valuation techniques that uses (a) the quoted price of the identical liability when traded as asset; (b) quoted prices for similar liabilities when traded as assets; or another valuation technique that is consistent with the principles of Topic 820 “Fair Value Measurements and Disclosures”. Therefore, the fair value of the liability shall reflect non-performance risk, including but not limited to a reporting entity’s own credit risk.  ASU 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of liability. The adoption of ASU 2009-05 did not have a material impact on the Company’s consolidated financial statements.

vii.

Equity method investees

Effective January 1, 2009 the Company adopted the FASB’s guidance on equity method investment accounting considerations which is included in ASC 323 — Investments — Equity Method and Joint Ventures and applicable for fiscal years beginning on or after December 15, 2008. The guidance indicates when investments accounted for using the equity method are impaired and the appropriate initial measurement and accounting for subsequent changes in ownership percentages. The adoption of this guidance did not result in a material impact to the Company’s consolidated financial statements.

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 25

Years ended March 31, 2010, 2009 and 2008

Expressed in Canadian Dollars

15.

United States generally accepted accounting principles (continued)

(e)

Recent Accounting Pronouncements Issued But Not Yet Implemented

i.

Accounting of Transfers of Financial Assets an amendment of FASB No. 140

In June 2009, FASB issued Statement No. 166, Accounting of Transfers of Financial Assets an amendment of FASB No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.  This statement is now known as ASC 860. This Statement improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. The Board undertook this project to address (1) practices that have developed since the issuance of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, that are not consistent with the original intent and key requirements of that Statement and (2) concerns of financial statement users that many of the financial assets (and related obligations) that have been derecognized should continue to be reported in the financial statements of transferors.  This Statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited.  The Company is assessing the impact of the new standard.

ii.

Variable interest entities an Amendment to FASB Interpretation No.46(R)

In June 2009, FASB issued Statement No. 167, Amendment to FASB Interpretation No.46(R). This Statement improves financial reporting by enterprises involved with variable interest entities. The Board undertook this project to address (1) the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, as a result of the elimination of the qualifying special-purpose entity concept in FASB Statement No. 166, Accounting for Transfers of Financial Assets, and (2) constituent concerns about the application of certain key provisions of Interpretation 46(R), including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity.  This Statement shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited.  The Company is assessing the impact of the new standard.

(f)

Reconciliation

The effect of the above measurement differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the consolidated balance sheets and statements of operations, comprehensive loss and deficit and cash flows is summarized as follows:

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 26

Years ended March 31, 2010, 2009 and 2008

Expressed in Canadian Dollars

15.

United States generally accepted accounting principles (continued)

(f)

Reconciliation (continued)

Reconciliation of losses reported to US GAAP:

	2010	2009	2008

Net loss and comprehensive loss as reported in accordance with Canadian GAAP	$(6,972,686)	$(4,176,396)	$(4,316,042)
Adjustments:
Mineral property exploration costs (note 15(a))	(10,765,183)	(11,057,807)	(10,232,744)

Net loss and comprehensive loss under US GAAP	$(17,737,869)	$(15,234,203)	$(14,548,786)

Net loss per share under US GAAP	$(0.47)	$(0.54)	$(0.59)

Reconciliation of total assets, liabilities and shareholders’ equity to US GAAP:

	2010	2009

Total assets under Canadian GAAP	$90,533,972	$33,717,800
Adjustments:
Mineral property exploration costs (note 15(a))	(38,148,337)	(27,383,154)

Total assets under US GAAP	$52,385,635	$6,334,646

Total liabilities under Canadian and US GAAP	$1,147,811	$652,656

Total shareholders’ equity under Canadian GAAP	89,386,161	33,065,144
Adjustments:
Mineral property exploration costs (note 15(a))	(38,148,337)	(27,383,154)
Total shareholders’ equity under US GAAP	51,237,824	5,681,990

Total liabilities and shareholders’ equity under US GAAP	$52,385,635	$6,334,646

Reconciliation of consolidated statements of cash flows under US GAAP:

	2010	2009	2008

Cash used in operating activities under Canadian GAAP	$(4,271,600)	$(3,207,108)	$(2,382,527)
Adjustments:
Mineral property exploration costs (note 15(a))	(9,386,875)	(10,901,528)	(9,861,207)

Cash used in operating activities under US GAAP	$(13,658,475)	$(14,108,636)	$(12,243,734)

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 27

Years ended March 31, 2010, 2009 and 2008

Expressed in Canadian Dollars

15.

United States generally accepted accounting principles (continued)

(f)

Reconciliation (continued)

	2010	2009	2008
Cash used in investing activities under Canadian GAAP	$(30,583,626)	$(12,258,320)	$(11,487,391)
Adjustments:
Mineral property exploration costs (note 15(a))	9,368,875	10,901,528	9,861,207

Cash used in investing activities under US GAAP	$(21,214,751)	$(1,356,792)	$(1,626,184)

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf .

Dated: June 25, 2010	By: /s/ “Maurice Tagami”
Maurice Tagami, President and CEO