Form 20-F/A
period 2010-03-31
Keegan Resources Inc.
filed 2011-04-20
CIK 1377757

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

Annual Report
(AMENDMENT No. 1)

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

Indicate the number of outstanding shares of each of the Company's classes of capital or common stock as of the close of the period covered by the annual report. 45,047,123 common shares at March 31, 2010.

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

Yes [X]   No [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [  ]  Accelerated filer [X ]    Non-accelerated filer [  ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
US GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [ ]	Other [X]

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 [X] Item 18 [  ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes [  ]  No   [X]

KEEGAN RESOURCES INC.
FORM 20-F ANNUAL REPORT
TABLE OF CONTENTS

FINANCIAL AND OTHER INFORMATION

In this Annual Report, (i) references to "we", "us", "our", the "Company" or "Keegan" mean Keegan Resources Inc. and its subsidiaries, unless the context requires otherwise; (ii) we use the Canadian dollar as our reporting currency and, unless otherwise specified, all dollar amounts are expressed in Canadian dollars and references to "CDN$" or "$" mean Canadian dollars; and (ii) our financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and Note 15 to these financial statements provides a reconciliation of our financial statements to United States generally accepted accounting principles ("U.S. GAAP").

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute "forward-looking statements". Forward-looking statements can be identified by the use of words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risks associated with outstanding litigation, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officer, directors or promoters of the registrant with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company's common share price and volume; and tax consequences to U.S. Shareholders; and other risks and uncertainties set out under "Risk Factors" in this Annual Report. Except as required by applicable law, we do not intend to update any of the forward-looking statements included herein to conform those statements to actual results.

EXPLANATORY NOTE

This amendment to our annual report on Form 20-F is being filed in response to guidance that we have received from staff at the U.S. Securities and Exchange Commission. The key revisions that are included in this amendment consist of: (a) Table 2: Esaase Property Resources - as of February 28, 2009, which formerly contained both indicated and inferred resource estimates, has been replaced by two separate tables at pages 26 and 27 under Item 4.D - Property, Plant and Equipment - namely, Table 2: Esaase Property Indicated Resources - as of February 28, 2009, and Table 2a: Esaase Property Inferred Resources - as of February 28, 2009 - each with appropriate cautionary notes to U.S. investors; and (b) revised disclosure at page 29, under the heading "Preliminary Economic Assessment Study" in Item 4.D - Property, Plant and Equipment, to remove certain financial projections that were based on the possible development and production of our Company's mineral resources, as such projections could imply that we have a greater degree of certainty with respect to the underlying resource estimates than is currently warranted.

All financial and other information in the originally filed Form 20-F for the reported periods remain unchanged.

This Form 20-F/A does not reflect events occurring after the filing of the original Form 20-F, or modify or update the disclosure therein in any way other than as required to reflect the amendments set forth herein. Readers are cautioned to review our Company's Exchange Act filings subsequent to the filing of the original Form 20-F, including, without limitation, materials furnished to the U.S. Securities and Exchange Commission on Form 6-K.

Pursuant to SEC rules, included as Exhibits 12.1, 12.2, 13.1, and 13.2 to this Form 20-F/A are currently dated certifications of our Company's Chief Executive Officer and Chief Financial Officer.

NOTE TO US READERS - DIFFERENCES REGARDING THE DEFINITIONS OF RESOURCE AND RESERVE ESTIMATES IN THE U.S. AND CANADA

Mineral Reserve

The terms "mineral reserve," "proven mineral reserve" and "probable mineral reserve" used in Keegan Resources Inc.'s ("Keegan" or the "Company") disclosure are Canadian mining terms that are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Best Practice Guidelines for the Estimation of Mineral Resource and Mineral Reserves (the "CIM Standards"), adopted by the CIM Council on November 23, 2003. These definitions differ from the definitions in the United States Securities and Exchange Commission (the "SEC") Industry Guide 7 under the Securities Act of 1933, as amended (the "Securities Act"). Under Industry Guide 7 standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Under Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

Mineral Resource

The terms "mineral resource," "measured mineral resource," "indicated mineral resource" and "inferred mineral resource" used in the Registrant's disclosure are Canadian mining terms that are defined in accordance with NI 43-101 under the guidelines set out in the CIM Standards; however, these terms are not defined terms under Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically mineable.

Accordingly, information contained in this report containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

PART I

ITEM 1     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Item 1.A     Directors and Senior Management

No disclosure required.

Item 1.B     Advisers

No disclosure required.

Item 1.C     Auditors

No disclosure required.

ITEM 2     OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3     KEY INFORMATION

Item 3.A     Selected Financial Data

The following table presents selected financial data derived from our audited financial statements for the fiscal years ended March 31, 2010, 2009, 2008, 2007 and 2006. You should read this information in conjunction with our audited financial statements and related notes, as well as Item 4: "Information on the Company" and Item 5: "Operating and Financial Review and Prospects" of this annual report.

Our financial statements have been prepared in accordance with Canadian GAAP in Canadian dollars. Note 15 to the annual financial statements included herein provides descriptions of material measurement differences between Canadian GAAP and US GAAP as they relate to us and a reconciliation of our financial statements to US GAAP.

Table No. 3
Selected Financial Data
(CDN$ in 000, except per share data)
	Year Ended March 31, 2010	Year Ended March 31, 2009	Year Ended March 31, 2008	Year Ended March 31, 2007	Year Ended March 31, 2006

CANADIAN GAAP
Revenue	Nil	Nil	Nil	Nil	Nil
Expenses	($6,943)	($3,619)	($4,170)	($3,641)	($1,798)
Other Income (Expenses)	($30)	($557)	($146)	($740)	($1,191)
Loss for the Period	($6,973)	($4,176)	($4,316)	($4,381)	($2,989)
Loss Per Share	($0.18)	($0.15)	($0.17)	($0.28)	($0.31)
Wtg. Avg. Shares (000)	38,019	28,233	24,605	15,595	9,602
Period-End Shares	45,047	28,505	27,468	22,808	12,164
Working Capital	$47,945	$2,504	$15,064	$13,907	$625
Resource Properties	$41,123	$30,358	$19,105	$7,198	$1,449
Long-Term Debt	Nil	Nil	Nil	Nil	Nil
Capital Stock	$104,887	$43,096	$40,489	$25,459	$4,982
Shareholders' Equity	$89,386	$33,065	$34,293	$21,142	$2,112
Total Assets	$90,534	$33,718	$34,670	$21,494	$2,372
US GAAP
Net Loss	($17,738)	($15,234)	($14,549)	($9,661)	($4,095)
Loss Per Share	($0.47)	($0.54)	($0.59)	($0.62)	($0.43)
Resource Properties	$2,975	$2,975	$2,779	$1,105	$343
Shareholders' Equity	$51,238	$5,682	$17,968	$15,049	$1,006
Total Assets	$52,386	$6,335	$18,344	$15,401	$1,266

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

A lawsuit is on-going in Ghana wherein the plaintiff seeks to reclaim Keegan Ghana's interests in its principal mineral property, the Esaase Concession.

As more particularly described under "Item 8.A.7 Legal Proceedings - Esaase Lawsuit", Sametro Company Limited ("Sametro"), a predecessor in interest of Keegan Ghana to the Esaase Concession, has commenced a lawsuit in Ghana seeking to recover Sametro's interests in the Esaase Concession. While Keegan Ghana is confident in its legal position, lawsuits are inherently uncertain, an unfavourable ruling in the lawsuit could deprive Keegan Ghana of its most material asset, which would have severe adverse consequences on the value of the Company.

Should Sametro succeed with the interlocutory application, Keegan Ghana would be required to halt exploration activities on the Esaase Property, delaying Keegan's exploration program. Such delay could have a material adverse effect on the value of the Company.

Market Conditions may affect Keegan's ability to raise further capital.

Capital market disruptions, as recently experienced in 2008 and 2009, have a significant material adverse impact on companies in many sectors of the economy and can significantly limit access to capital and credit. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase the Company's cost of obtaining, financing for its operations. Failure to raise capital when needed or on reasonable terms may have a material adverse effect on the Company's business, financial condition and results of operations.

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

Keegan's mineral properties may not contain any ore reserves or any known body of economic mineralization.

While there are bodies of mineralization on the Esaase Property, and although Keegan has completed core drilling programs within, and adjacent to, the deposits to determine measured, indicated and inferred mineral resources there are currently no known reserves or body of commercially viable ore and the Esaase Property must be considered an exploration prospect only. Extensive additional work will be required before Keegan can ascertain if any mineralization may be economic and hence constitute "ore". Engineering, socioeconomic and environmental studies are ongoing. Exploration for minerals is a speculative venture necessarily involving substantial risk. If the expenditures that Keegan incurs on the Esaase Property do not result in discovery and development of commercial quantities of ore, the value of exploration and acquisition expenditures will be totally lost and the value of Keegan stock negatively impacted.

Mineral Resources disclosed by Keegan for the Esaase Property are estimates only.

Keegan has disclosed mineral resource estimates that have been made in accordance with NI 43-101. These resources estimates are classified as "measured resources", "indicated resources" and "inferred resources". Investors are cautioned not to assume that any part or all of mineral deposits classified as "measured resources" or "indicated resources" will ever be converted into ore reserves. Furthermore, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

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

Keegan will need to raise additional financing to fund the costs of developing the Esaase Property into commercial production if warranted. If the costs of Keegan's planned exploration programs are greater than anticipated, Keegan may have to seek additional funds through public and private share offerings, arrangements with corporate partners, or debt financing. There can be no assurance that Keegan will be successful in its efforts to raise these required funds, or that it will be able to raise the funds on terms that do not result in high levels of dilution to shareholders.

Keegan has no earnings and may never achieve profitability or pay dividends.

Keegan has a long history of losses and there can be no assurance that Keegan will ever be profitable or be able to secure funds to develop profitable mining operations. Keegan has paid no dividends on its shares since incorporation. Keegan presently has no ability to generate earnings as its mineral properties are in the exploration stage. If Keegan is successful in developing the Esaase Property, Keegan anticipates that it will retain cash resources for the future operation and development of its business. Keegan does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends is solely at the discretion of Keegan's Board of Directors, which will take into account many factors including Keegan's operating results, financial conditions and anticipated cash needs. For these reasons, Keegan may never achieve profitability or pay dividends.

If price for gold declines, Keegan may not be able to raise the additional financing required to fund its exploration and potential development activities for the Esaase Property.

The ability of Keegan to raise financing to fund its activities and, if warranted, development of the Esaase Property, will be significantly affected by changes in the market price of the metals it mines or for which it explores. The price of gold is volatile, and is affected by numerous factors beyond Keegan's control. The level of interest rates, the rate of inflation, the world supplies of and demands for gold and the stability of exchange rates can all cause fluctuations in these prices. Such external economic factors are influenced by changes in international investment patterns and monetary systems and political developments. The price of gold has fluctuated in recent years, and future significant price declines could cause investors to be unprepared to finance exploration of gold.

Compliance with environmental requirements will take large resources and changes to these requirements could significantly increase the costs to Keegan of developing the Esaase Property and could delay these activities.

Keegan must comply with stringent environmental legislation in carrying out work on the Esaase Property. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental legislation could increase the cost to Keegan of carrying out its exploration and, if warranted, development of the Esaase Property. Further, compliance with new or additional environmental legislation may result in delays to Keegan's exploration and, if warranted, development activities.

Changes in government regulations and the presence of unknown environmental hazards on Keegan's mineral properties may result in significant unanticipated compliance and reclamation costs.

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

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. Keegan may become subject to liability for pollution, cave-ins or hazards against which it cannot insure. The payment of such liabilities could result in a material adverse effect on Keegan's financial position and its results of operations. Although Keegan maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that the liabilities might exceed policy limits and the liabilities and hazards might not be insurable against.

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

  unanticipated adverse geotechnical conditions;

  incorrect data on which engineering assumptions are made;

  costs of constructing and operating a mine in a specific environment;

  cost of processing and refining;

  availability of economic sources of power;

  availability of qualified staff;

  adequacy of water supply;

  adequate access to the site including competing land uses (such as agriculture and illegal mining);

  unanticipated transportation costs and shipping incidents and losses;

  significant increases in the cost of diesel fuel, cyanide or other major components of operating costs;

  government regulations (including regulations relating to prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands);

  fluctuations in gold prices;

  accidents, labour actions and force majeure events;

  the identification of potential gold mineralization based on superficial analysis;

  availability of prospective land;

  availability of government-granted exploration and exploitation permits;

  the quality of our management and our geological and technical expertise; and

  the funding available for exploration and development.

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

The market price of Keegan's common shares is subject to high volatility and could cause investor loss.

The market price of a publicly traded stock, especially a resource issuer like Keegan, is affected by many variables in addition to those directly related to exploration successes or failures. Such factors include the general condition of market for resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments and the breadth of the public market for the stock. The effect of these and other factors on the market price of Keegan's common shares suggests Keegan's shares will continue to be volatile. Therefore, investors could suffer significant losses if Keegan's shares are depressed or illiquid when an investor seeks liquidity and needs to sell Keegan shares.

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

Keegan's operations are subject to fluctuations in currency exchange rates, which could materially adversely affect its financial position.

Keegan maintains most of its working capital in Canadian dollars with a reserve of six months of projected expenditures in US dollars. Keegan converts Canadian funds to foreign currencies in anticipation of foreign currency denominated obligations. Accordingly, Keegan is subject to fluctuations in the rates of currency exchange between Canadian dollar and these foreign currencies, and these fluctuations could materially affect the Company's financial position and results of operations. A significant portion of the operating costs at Esaase and Asumura is based on the US dollar and the Ghanaian currency, the Cedi.

Dilution through employee/director/consultant options could adversely affect Keegan's stockholders.

Because the success of Keegan is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives. To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. There are 2,984,507 share purchase options outstanding as at March 31, 2010, which, if exercised, would result in an additional 2,984,507 common shares being issued and outstanding. (See "Table No. 8 Stock Option Grants under Item 6.B Compensation").

Keegan is dependent on key personnel and the absence of any of these individuals could result in the Company having to cease operations.

While engaged in the business of exploring mineral properties, the nature of Keegan's business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense and the Company may not be able to attract and retain such personnel. Keegan's growth will depend, on the efforts of its Senior Management, particularly its Executive Chairman, Shawn Wallace, its Chief Executive Officer and President, Maurice Tagami, its Chief Financial Officer, Tony Ricci and its Board of Directors that includes Marcel DeGroot, Robert McLeod, and Gordon Fretwell, in addition to Shawn Wallace, Mr. McCoy and Maurice Tagami. Keegan does not carry key-man insurance on any individuals.

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

As a "Foreign Private Issuer", Keegan is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act Results in Shareholders Having Less Complete and Timely Data.

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

ITEM 4     INFORMATION ON THE COMPANY

Item 4.A      History and Development of the Company

Incorporation and Name Changes

The Company was incorporated as "Quicksilver Ventures Inc." on September 23, 1999 under the Company Act (British Columbia) (now the British Columbia Business Corporation Act). Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on August 13, 2004, the Company changed its name from Quicksilver Ventures Inc. to Keegan Resources Inc.

Keegan's executive office is located at Suite 600, 1199 West Hastings Street, Vancouver, British Columbia, Canada V6E 3T5, Telephone: (604) 683-8193, Facsimile: (604) 683-8194, Website: www.keeganresources.com, Email: info@keeganresources.com. Keegan's registered office is located at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, BC V6E 4N7.

On January 2, 2008, the Company's common shares began trading on the American Stock Exchange (now NYSE Amex Equities Exchange). On December 22, 2008, the Company graduated from the TSX Venture Exchange (the "TSX-V") to the Toronto Stock Exchange (the "TSX") and commenced trading under the trading symbol "KGN".

For the purposes of the United States regulatory requirements and United States Generally Accepted Accounting Principles, Keegan is considered to be an exploration stage company.

As at March 31, 2010, the Company has mining interests in West Africa (see "Item 4.D Property, Plant and Equipment").

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

Capital Expenditures

The Company's principal capital expenditures (there have been no material divestitures) over the three fiscal years ended March 31, 2009 are as follows:

Year	Resource property acquisition costs	Deferred exploration costs	Furniture, equipment and leasehold improvements	Total

2008	$1,515,725	$9,861,207	$110,459	$11,487,391
2009	$237,161	$10,901,528	$119,631	$11,258,320
2010	$nil	$9,368,626	$214,751	$10,979,934

Item 4.B     Business Overview

Corporate Development

Keegan is a natural resource company currently engaged in the acquisition and exploration of mineral resources in West Ghana. Keegan became a public company on June 22, 2001 as a "Capital Pool Company".

Under the TSX-V Policy 2.4, a company with only minimal working capital is allowed to list on the TSX-V for the purposes of negotiating an acquisition of, or the participation in, assets or businesses, known as a Qualifying Transaction ("QT"). Such companies are classified as a "Capital Pool Company", or "CPC", and are governed by a specific set of rules and regulations.

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

As Keegan had not completed a "QT" by December 2003, the directors of the Company scheduled an extraordinary general meeting of its shareholders to request shareholder approval to the proposed listing of Keegan's shares on the NEX Exchange. The NEX Exchange is a separate board of the TSX-V for companies previously listed on the TSX-V or the TSX, which have failed to maintain compliance with the ongoing financial listing standards of either of these stock exchanges. Shareholder approval was obtained and Keegan's common shares began trading on the NEX Exchange on February 12, 2004.

On September 7, 2004, Keegan entered into agreements with the Hunter Dickinson Group, Inc. ("HDG"), Anaconda Gold Corp. and Barrick Gold Exploration Inc. whereby it acquired the right to earn an interest in the Horse Mountain Project located in Nevada.

On January 31, 2005, Keegan announced that the TSX-V had accepted the transaction pertaining to the Horse Mountain Project as the "Qualifying Transaction" for the Company and that it no longer considered Keegan to be a Capital Pool Company. Keegan was reclassified by the TSX-V as a "Gold Ore Mining" company. On March 1, 2005, the Company began trading on the TSX-V under the name "Keegan Resources Inc." with the stock symbol of "KGN".

On March 4, 2005, Keegan announced that it had entered into an option agreement to acquire a 100% interest in the Regent Gold Silver Project located in Mineral County, Nevada. Keegan terminated its interest in this property in 2007 due to its focus on its properties in Ghana.

On March 11, 2005, Keegan announced that it had entered into an option agreement with GTE Ventures Limited, an unrelated privately held Ghanaian company, to acquire the Asumura gold project located in West Ghana (the "Asumura Property"). The option agreement allowed Keegan to acquire 100% of the private interest in the Asumura Property, subject to a 3.5% net smelter return ("NSR") royalty, 50% of which could be purchased by Keegan for US$2,000,000, Keegan's interest could be earned by performing work expenditures totalling US$1,000,000, delivering cash payments totalling US$100,000 and delivering shares of Keegan totalling US$100,000 in value over a period of three years. During the year ended March 31, 2008, the Company acquired an option to purchase the remaining 50% of the NSR royalty for an additional US$4,000,000. Keegan's interest in the Asumura Property is also subject to the government of Ghana's 10% carried interest. See "Item 4.D Property, Plant and Equipment - Asumura Property".

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

During the fiscal year ended March 31, 2006, management announced that it had decided not to pursue the Company's option to earn an interest in the Horse Mountain Claims and, as a result, $1,018,587 in acquisition and deferred exploration expenditures associated with the property were written-off. Management took this action because, due to limited financial resources, it determined to concentrate the Company's efforts on its Ghana properties.

On May 3, 2006, Keegan entered into an option agreement, as amended on June 1, 2006, to purchase a 100% interest in the mining lease for the "Esaase Concession" on the Company's material property in Ghana, known as the "Esaase Property", subject to certain royalties and government obligations (see "Item 4.D Property, Plant and Equipment - Esaase Gold Property"). Under this option agreement, Keegan made payments of US$700,000 during 2006 and 2007, including an advance payment of US$200,000 due upon production at the Esaase Property. Keegan also agreed to issue 780,000 common shares over a three year period, and 40,000 shares were issued in 2006. The balance of the shares to be issued under the option agreement was renegotiated, and a tripartite agreement was signed on May 29, 2007 (see "Item 4.D Property, Plant and Equipment - Esaase Gold Property"). In June 2006, the Company entered into an agreement whereby the Company paid US$10,000 and issued 4,000 common shares to Eric Ewen as a finder's fee with respect to the acquisition of Esaase Concession. In May 2007, the Company paid another finder's fee of US$85,000 and issued 4,000 common shares to Eric Ewen in connection with the renegotiation of the option agreement.

In March 2008, Keegan acquired a 100% interest in the mining lease for the Jeni River Concession for consideration of US$50,000 to the Bonte Liquidation Committee and US$50,000 paid to the Minerals Commission of Ghana to transfer title, subject to a 3.5% NSR royalty and the government of Ghana's 10% carried interest (see "Item 4.D Property, Plant and Equipment - Esaase Property").

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

Our Properties

All of Keegan's properties are currently in the exploration stage. Although its Esaase Property has been determined to contain mineral resources, none of the Company's properties have been determined to contain any known reserves of minerals. There can be no assurance that any of Keegan's properties will be determined to contain reserves of any minerals.

The Company's material properties currently consist of the Asumura Property and the Esaase Property, both in West Ghana, Africa. See Item 4.D "Property, Plant and Equipment" below for more information relating to these properties.

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

(b)     complete metallurgical and hydrogeological drill programs in conjunction with engineering studies to support the Esaase Property's pre-feasibility and feasibility studies;

(c)     continue working with local communities, the Ghanaian government and the Ghanaian Enviromental Protection Agency (the "EPA") to both advance community relations and the permitting of the Esaase Property; and,

(d)     continue exploration of the Asumura Property.

Source of Funds for Fiscal 2011

Keegan's primary source of funds since incorporation has been through the issuance of common shares.

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

Item 4.D     Property, Plant and Equipment

Although mineral resources have been determined on the Company's Esaase Property, Keegan's properties are only exploration stage properties and a substantial amount of capital will have to be spent on each property before management will know if they contain commercially viable mineral deposits.

Keegan's executive offices are located in rented premises of approximately 5,185 sq. ft. at Suite 600, 1199 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3T5. Keegan began occupying these facilities on December 1, 2008.

On May 20, 2010, the Company negotiated the cancellation their existing lease commitment set to expire on November 30, 2013. In its place, the Company signed a letter of guarantee over the premises and transferred the lease plus an extension of the lease to May 31, 2015 to Universal Mineral Services Ltd. ("UMS"). The amount guaranteed are the monthly rent payments of $ 23,767 plus operating costs over the term of the lease.

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

1.     The Asumura Property

The Asumura Property is without known reserves and the work being done by Keegan is exploratory in nature. Keegan's interest in this property stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

Keegan entered into an agreement with GTE Ventures Ltd. ("GTE"), an unrelated privately held Ghanaian company, which allows Keegan to acquire 100% of the Asumura Property by performing work expenditures totaling US$1 million, deliver cash payments adding together US$100,000 and delivering shares of Keegan totaling US$100,000 in value over a period of three years, under the following schedule:

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

- US$80,000 on or before July 31, 2005, (incurred);

- an additional US$400,000 on or before July 31, 2006 (incurred); and

- an additional US$520,000 on or before July 31, 2007 (incurred).

The Company has met all the above commitments and now has an undivided 100% private interest in the Asumura Property subject to a 3.5% NSR royalty, 50% of which may be purchased for US$2,000,000. If the property is converted to a Mining License, it may become subject to a 3 to 6% NSR (3% is the standard amount) and 10% ownership by the Ghanaian government. 11,270 shares were issued to Hunter Dickinson Inc. as finder's fees with respect to the original option agreement.

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

Recent Activities by Keegan

Keegan initially explored the concession using stream sediment techniques. After discovering significant stream sediment anomalies, Keegan conducted reconnaissance soil sampling in the drainages, which showed anomalous gold in the stream sediments. Keegan subsequently used grid sampling soil techniques at approximately 100 meter line spacing and 25 meter sample spacing together with induced polarization ("IP") geophysical surveying. The end result was the discovery of three distinct anomalies in the Twiapasi, Wagyakrom and Mangoase areas. The Twiapasi and Wagyakrom anomalies are on the southern side of a large topographic depression that hosts the Bia River and one of its major tributaries. The Mangoase anomaly is on the north side of the trough and parallels the east north east trend. The next phase will include further soil sampling, induced polarization geophysical studies and augur drilling.

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

Unless stated otherwise, information of a technical or scientific nature related to the Esaase Gold Property contained herein is summarized or extracted from a technical report entitled "Esaase Gold Deposit Resource Estimation" dated April 24, 2009 (the "Technical Report"), prepared by Brian Wolfe, MAusIMM. Mr. Wolfe is independent to Keegan.

Acquisition of Interest

On May 3, 2006, the Company entered into an option agreement with Sametro Co. Ltd. ("Sametro") to purchase a 100% interest in the Esaase gold property in southwest Ghana, subject to the underlying 10% interest, 3% NSR of the Ghanaian government in all mining projects in Ghana, and a 0.5% NSR owed to the Bonte Liquidation Committee. Under the terms of the agreement, the Company was to make a series of cash payments totaling US$890,000, issue 780,000 common shares and incur minimum exploration expenditures of US$2,250,000 over a three year period.

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

During the year ended March 31, 2008, the Company purchased 100% private ownership of the Jeni Concession mining lease and exploration rights. The Jeni Concession lies directly to the southwest and contiguous to the Esaase Gold property. In consideration for the acquisition of the mining lease, Keegan paid US$50,000 to the Bonte Liquidation Committee ("BLC") and US$50,000 to the Minerals Commission of Ghana for the title transfer. The Ghanaian government retains a standard 10% carried interest and 3% NSR and the BLC retains a 0.5% NSR.

Project Description and Location

The Esaase Property is located in southwest Ghana, West Africa. It is located in the Amansi East District, in the Ashanti Region, approximately 35km south west of the regional capital Kumasi (Figure 1).

Figure 1: Location of Esaase Property

GHANA
Lake Volta
Newmont's
Ahafo
Esaase
Asumura
Accra

Source: Technical Report

The Esaase Property consists of two mining concessions, named the Esaase Concession and Jeni River Concession. The Esaase Concession is approximately 10km in a north east direction by 4km in a north west direction covering 42.32km2. The centre of the Esaase Concession is located at 1º 53' west, 6º 34' north. The Jeni River Concession is approximately 10 km in an east west direction and 5 km in a north south direction. The centre of the Jeni River Concession is located at 1º 98' west 6 º 52' north and covers an area of 49.74 km2. The boundaries of the Esaase Concession and the Jeni River Concession have not been legally surveyed, but are described by latitude and longitude via decree (see Figure 2).

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

The Government of Ghana is entitled to acquire a special or "golden share" in any Ghana mining company at any time for no consideration. This special share may constitute a separate class of shares with such rights and restrictions as the Government of Ghana and the mining company may agree. In the absence of such agreement, the special share has the following rights: the special share is a preference share and carries no voting rights, but the holder is entitled to receive notice of and attend and speak at any general meeting of the members or any separate meeting of the holders of any class of shares; the special share may only be issued to, be held by, or transferred to the Government of Ghana or another person acting on behalf of the Government of Ghana and duly authorized; the written consent of the holder of the special share is required for all amendments to the organizational documents of the company, the voluntary winding-up or liquidation of the company or the disposal of any mining lease or the whole or any material part of the assets of the company; the special share does not confer a right to participate in the dividends, profits or assets of the company or a return of assets in a winding-up or liquidation of the company; and the holder of a special share may require the company to redeem the special share at any time for no consideration or for an amount determined by the company. Keegan Ghana has not issued or, to date, been requested to issue a special share to the Government of Ghana.

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

History of the Esaase Concession

The Government of Ghana by mining lease (the "Esaase Mining Lease") dated September 4, 1990 granted the Esaase Concession to Bonte Gold Mines Limited ("BGM") for a term of 30 years. Subsequently, in 2003, Bonte Mines Limited, as BGM was subsequently called, went into official liquidation under Section 7 of the Bodies Corporate Official Liquidation Act, 1963 (Act 180) and the Registrar of Companies of the Republic of Ghana was appointed the Official Liquidator of BGM. By such appointment, the Official Liquidator became legally vested with power and authority to deal with BGM assets, including the Esaase Mining Lease. The Official Liquidator, for valuable consideration, assigned the unexpired (remaining) term of the Bonte Mining Lease to Sametro pursuant to a Deed of Agreement dated July 4, 2005.

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

The Option Agreement was ratified by a resolution of the Board of Directors of Sametro dated May 18, 2006. At the material time of entering into the Option Agreement, Sametro had only paid the initial cash deposit of US$400,000 to the Official Liquidator and was in default of paying the 2nd instalment amounting to US$400,000. On April 10, 2007, or thereabouts, it came to Keegan's attention through a letter of demand from solicitors purporting to act on behalf K.O. Consortium that Sametro was indebted to one Kwame Owusu (trading under the name and style of K.O. Consortium) under a loan agreement, the proceeds of which were used to pay part of the initial deposit of US$400,000, being part of the consideration for the Esaase Concession to the Official Liquidator.

The same letter from the solicitors noted that K.O. Consortium had obtained a High Court judgment enforcing the assignment of the Esaase Concession to K.O. Consortium (the creditors) upon default by Sametro to pay the debt. To retrieve and protect its interests in the Esaase Concession, Keegan went into tripartite negotiations with K.O. Consortium and Sametro as a result of which Keegan entered into a tripartite agreement dated May 29, 2007, pursuant to which Keegan paid $850,000 to K.O. Consortium through their solicitors to liquidate the debt of Sametro and issued 40,000 common shares to Sametro, in full satisfaction of Keegan's obligations to Sametro under the Option Agreement.

Pursuant to the tripartite agreement dated May 29, 2007 (and announced June 14, 2007 after Ministerial Approval) Sametro assigned the Esaase Concession to Keegan Ghana by Deed of Assignment (the "Deed of Assignment") dated May 26, 2007 and stamped as No. LVB 12/91/07. Based upon an application made by Ekow Amua-Sekyi on behalf of Sametro, the Deed of Assignment further received Ministerial approval as required by the Ghana Mining Act, 2006 (Act 703) as per letter of the Minister of Lands Forestry and Mines dated June 8, 2007. Thereafter, Keegan, acting through Keegan Ghana, entered into possession of the Esaase Concession to commence active gold prospecting operations thereon.

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

History

The Bonte area has a long history of artisanal mining, associated with the Ashanti Kingdom. There is also evidence of adits driven by European settlers, between the period from 1900 to 1939, although no documented records remain of this activity. Drilling was conducted on the Bonte river valley alluvial sediments during 1966 and 1967 to determine alluvial gold potential, however the Company has no reliable information on any production during this time. In 1990, the Bonte mining lease was granted to Akrokerri-Ashanti Gold Mines ("AAGM") and was later transferred to BGM, a local subsidiary of AAGM. BGM reportedly recovered some alluvial gold on the Esaase Property, however this past gold production is of no relevance to Keegan's exploration program as Keegan is focused on the discovery of hard rock resources on the Esaase Property.

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

The metasediments are intruded post-kinematically by dikes and small stocks of intermediate to felsic composition, i.e. tonalite to granodiorite. In the southern portion of the deposit on the Esaase Property, these intrusions are intensely brecciated and mineralized and occur at or near the footwall of mineralization and are themselves mineralized. The existence of weathering profile on the Esaase Property is strongly influenced by topography. The typical weathering horizon in tropical settings in West Africa consists of laterite (+- duracrust), saprolite, oxidized bedrock, and bedrock (there is often a gradational zone, "saprock" between the saprolite and oxidized bedrock). At the higher elevations at the Esaase Property, the laterite and saprolite, and much of the saprock has been weathered away, leaving behind oxidized bedrock. At intermediate elevations the weathering profile is mostly intact and may be covered by transported colluvium. At the lowest elevations, the entire profile is covered by either alluvium or residual tailings from previous alluvial operations.

Exploration

No modern-style lode exploration was completed on the Esaase Property prior to the commencement of exploration by Keegan in mid 2006. Since mid 2006, Keegan has undertaken an aggressive exploration program combining soil geochemistry, Induced Polarization ("IP") geophysical surveys, VTEM airborne geophysics, followed by trenching, diamond and reverse circulation exploration, and resource drilling.

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

Drilling

Drilling at the Esaase Property has been managed by Keegan and Coffey Mining Pty Ltd. geologists and to date has been constrained geographically to the south central portion of the Esaase Concession. Surface RC and Diamond Core ("DC") drilling has been completed, and the ongoing drill program is designed to test the mineralized corridor delineated from soil sampling, trenching, drilling and geophysical interpretations.

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

The quality control ("QC") procedures adopted by Keegan include: insertion of 16 internationally certified standard reference material; insertion of blank material; RC field duplicates taken; diamond core field duplicates completed by a second split at the 3mm jaw crushing stage; submission of selected umpire (control) samples to Societe Generale de Surveillance ("SGS"); and review by Keegan and the internal laboratory QC data on a batch by batch basis. In addition, the laboratories used by Keegan (SGS Tarkwa, Transworld Tarkwa, and ALS Kumasi) employ various quality control procedures that are in accordance with industry standards. SGS Tarkwa has been used as the primary laboratory by Keegan since February 2007. The Technical Report analyzed certain QC data including standard and blanks (both field and laboratory), RC filed duplicates, and laboratory repeats, re-assayed pulps and umpire assaying, and generally found equivalent means and acceptable levels of precision in the majority of cases, with some minor exceptions.

The Technical Report concluded that the current Quality Assurance/Quality Control ("QA/QC") systems in place at the Esaase Property to monitor the precision and accuracy of the sampling and assaying are adequate and should continue to be implemented. Pertinent conclusions from the analysis of the available QA/QC data include: use of Certified Standard Reference material has shown a significant relative low bias for SGS, Tarkwa; use of Certified Standard Reference material has shown a relative high bias for Transworld, Tarkwa and this interpretation is supported by the umpire analysis program; repeat analyses have confirmed that the precision of sampling and assaying is generally within acceptable limits for sampling of gold deposits; and umpire analysis at Genalysis in Perth has shown a lack of precision between the various laboratories. This lack of precision is currently unexplained and requires investigation.

Security of Samples

The close scrutiny of sample submission procedures by Keegan technical staff, and the rapid submission of samples from drilling for analysis, provides little opportunity for sample tampering. Equally, given the umpire assaying via an external international laboratory and the regular 'blind' submission of international standards to both the primary and umpire assay facilities, any misleading analytical data is readily recognised and investigated.

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

The assay method applied by Transworld Tarkwa and SGS Tarkwa for the Esaase Property drilling includes: sample preparation where 3kg or less of sample was dried, disaggregated, and jaw crushed to 3mm, sample was pulverised to a nominal 95% passing -75 micron using an LM2 pulveriser; and two pulp samples were taken for analysis and pulp storage. In addition, sample analysis involved 50g charge, fire assay fusion, lead collection, and atomic absorption spectrometer ("AAS") determination to 0.1parts per million ("ppm").

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

Mineral Resource Estimates

NI 43-101 compliant indicated and inferred resources were estimated on the Esaase Property as of February 27, 2009 (the "2009 Resource Estimates"), and are summarized in Table 2 below. Mineral resources that are not mineral reserves do not have demonstrated economic viability

Cautionary Note to U.S. Investors Concerning Estimates of Indicated Resources. The table below uses the term "indicated resources". We advise U.S. investors that while this term is recognized and, in certain circumstances, required by Canadian securities regulations (under National Instrument 43-101 - Standards of Disclosure for Mineral Projects, as adopted by the Canadian Securities Administrators), it is not recognized by the U.S. Securities and Exchange Commission. The estimation of "indicated resources" involves greater uncertainty as to their economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Table 1: Esaase Property Indicated Resources - as of February 28, 2009

Lower Cutoff Grade (g/t Au)	Tonnes (Mt)	Average Grade (g/t Au)	Gold Metal (Mozs)
Indicated
0.4	57.987	1.2	2.278
0.5	49.248	1.4	2.153
0.6	41.942	1.5	2.025
0.7	35.748	1.7	1.898
0.8	30.656	1.8	1.777
0.9	26.322	2.0	1.660
1.0	22.782	2.1	1.552

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources. The table below uses the term "inferred resources". We advise U.S. investors that while this term is recognized and, in certain circumstances, required by Canadian securities regulations (under National Instrument 43-101 - Standards of Disclosure for Mineral Projects, as adopted by the Canadian Securities Administrators), it is not recognized by the U.S. Securities and Exchange Commission. The estimation of "inferred resources" involves far greater uncertainty as to their existence, economic viability and legal feasibility than the estimation of other categories of resources. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities legislation, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, or economic studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Table 2a: Esaase Property Inferred Resources - as of February 28, 2009

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

Mineral Processing and Metallurgical Testing

Preliminary metallurgical test work was conducted on behalf of Keegan by Coffey Mining Pty Ltd. in July 2007, to determine potential amenability of oxide, transition and fresh ore zones to heap leach as well as carbon in leach ("CIL") processing routes. Test work was completed at the IML laboratory in Perth, Western Australia. All three ore zones displayed amenability to conventional gold recovery via cyanidation with reasonable gold recoveries and reagent consumptions at both 'as received' RC chip sizing, and after grinding to typical CIL size ranges.

Mineralogical examination of the three ore zones indicated the presence of coarse gold in the transitional and fresh samples. This gold was generally fine at around 10 microns ("µm") and occluded in pyrite, with the exception of the fresh sample which contained larger, free gold grains up to 300µm in size. Sulphide was predominately pyrite and minor arsenopyrite.

The 'as received' bottle roll tests conducted at approximately 1mm were used to indicate the likely amenability to heap leaching. The oxide material produced a recovery of 85.8% with a residue of 0.18g/t which is within the range of heap leach viable ores. The RC chip sample had a P80 sizing of 478µm which is considerably finer than would be achieved in a full scale crushing operation and requires follow up bottle roll and column test work at coarser size fractions to confirm gold recovery and percolation rate information.

The fresh and transitional zones produced recoveries of 66.8% and 65.3% respectively, with considerably higher residues ranging from 0.60g/t - 0.74g/t. These samples, although potentially heap leachable, were also considerably finer than would be achieved in a full scale crushing plant, and hence gold recoveries at coarser size fractions need to be investigated further. Both the transition and fresh samples were of a relatively high gold grade, which can bias the gold recovery percentages. At a lower head grade with the same residue value, the recovery percentage would be significantly lower.

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

Preliminary Economic Assessment Study

The Preliminary Economic Assessment Study (the "Study") was undertaken in the spring of 2008 and completed by Lycopodium Minerals Pty Ltd. and Coffey Mining Pty Ltd. (see it at http://www.keeganresources.com/i/KGN_New/43101/43-101_Esaase_May_21_2010.pdf). The Study uses a base case Indicated Mineral Resource of 2.28 million ounces of gold (58.0 million tonnes grading 1.2 g/t gold at a cut-off grade of 0.4 g/t which relates to the economic cut-off in the Study) and Inferred Mineral Resource of 1.65 million ounces of gold (41.7 million tonnes grading 1.2 g/t gold at the same cut-off grade). The Study shows that the mine would recover 1.98 million ounces of gold at a waste to ore strip ratio of 3.5 to 1 over a 10-year mine life.

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

Keegan is continuing infill and development drilling as well as metallurgical, environmental and engineering studies to advance the Esaase Project to the feasibility stage and ultimately production. Management of the Company believes that over the first three years, on average, Esaase will produce 243,300 ounces of gold per year at a head grade of 1.4 g/t Au. Over a projected 10-year mine life the current deposit would produce an average of 198,200 ounces of gold per year. Keegan's interest in the Esaase Project is the maximum allowable under Ghanaian law and Keegan holds a mining lease for the Esaase Project. The lease stipulates a 10% carried interest of the Esaase Project for the government of Ghana and 3.0% NSR to the government and 0.5% NSR to a Liquidation Committee. The Study has been completed on a 100% Project basis and the results presented take a 3.5% royalty into account.

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

ITEM 5     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our results of operations and financial condition for the fiscal years ended March 31, 2010, 2009 and 2008 should be read in conjunction with the consolidated financial statements and the notes thereto included elsewhere herein and Item 4: "Information on the Company".

Overview

We are a natural resource company engaged in the exploration of properties in West Ghana. None of our properties have any mineral reserves and there can be no assurance any such mineral reserves will be discovered. However, our Esaase property has been determined to contain mineral resources.

We plan to pursue the plan of operations as described under Item 4: "Information on the Company".

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

Office, rent and administration increased by $168,272 as a result of increased rent of $135,783. The Company's corporate offices in Vancouver moved to a new location. A further increase in office and administration costs was a result of the setting up and installation of office equipment, furniture and new computers and servers in the new office. There was also an increase in office supplies related to software purchases and printing costs related to the Company's change of address and annual general meeting mailing. No such expenses were incurred during the same period in the prior fiscal year.

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

The primary reason for the decrease in the loss was the decreases in the amount of $1,124,259 in stock-based compensation, $13,536 in foreign exchange loss and $281,595 in travel, advertising and promotion, being offset by increases in amortization by $17,373, consulting fees, directors' fees and wages and benefits by $467,197, office, rent and administration by $38,548, professional fees by $288,500, regulatory fees by $44,002 and write-off of interest in resource properties by $170,596 and a decrease in interest income by $253,331.

Liquidity and Capital Resources

The Company reported working capital of $47,944,791 at March 31, 2010 compared to working capital of $2,504,131 at March 31, 2009, representing an increase in working capital of $45,440,660. As at March 31, 2010, the Company had cash and cash equivalents of $26,712,372 and short-term investments of $22,000,000 compared to cash and cash equivalents of $2,001,118 and short-term investments of $1,000,000 as at March 31, 2009. Financing for the Company's operations was funded primarily from private placements and the exercise of share purchase warrants and share purchase options.

During year ended March 31, 2010, the Company raised net cash of $18,059,533 (net of an underwriter fee of $960,000 and expenses of $180,467) from a brokered private placement financing, $39,003,739 (net of an underwriter fee $2,069,425 and expenses of $315,336) from a bought deal financing, $504,268 from the exercise of broker's warrants and $2,301,880 from the exercise of share purchase options. During fiscal 2009, $1,982,700 of capital was obtained from the exercise of share purchase warrants and $242,793 was obtained from the exercise of share purchase options. During the year ended March 31, 2010, Keegan expended $13,620,190 in general and administrative expenses and property development, exploration and evaluation costs. Keegan has budgeted $4,300,000 for general and administrative expenses and $20,100,000 for property development, exploration and acquisition costs through the end of fiscal 2011.

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

Financing for the Company's operations was funded primarily from various share issuances through private placements and exercise of warrants and options. The Company has and may continue to have capital requirements in excess of its currently available resources. In the event the Company's plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

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

Item 5.D     Trend Information

The Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future.

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

Item 5.F     Tabular Disclosure of Contractual Obligations

On May 20, 2010, the Company negotiated the cancellation their existing lease commitment set to expire on November 30, 2013. In its place, the Company signed a letter of guarantee over the premises and transferred the lease plus an extension of the lease to May 31, 2015 to Universal Mineral Services Ltd. ("UMS"). The amount guaranteed are the monthly rent payments of $ 23,767 plus operating costs over the term of the lease.

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

Daniel T. McCoy is the Director and the Chief Geologist of Keegan. Mr. McCoy obtained a B.S. and Ph.D in Geology from the University of Alaska and has over 22 years of work experience in the mineral exploration sector. Before being named President of Keegan, he was Senior Geologist from Placer Dome where he coordinated acquisitions and field programs for Placer's Nevada generative exploration office and coordinator of acquisition and exploration projects in Alaska and Canada. From 1992 to 1995, he was a teaching and research associate at the University of Alaska, Fairbanks, and also served as a contract geologist for other major metals companies throughout the United States. His recent employment history is disclosed in the following table:
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

Michael Bebek has the Corporate Secretary of Keegan since December of 2005. Mr. Bebek's recent employment history is disclosed in the following table:

Position	From	Until

Self-employed computer consultant	January 2001	April 2004
Enwin Resources Inc., President and Director	June 2002	May 2007
Keegan Resources Inc., Investor Relations	March 2004	December 2005
Keegan Resources Inc., Corporate Secretary	December 2005	Present

Mr. Bebek devotes 100% of his time to the affairs of Keegan.

Robert J. McLeod is a Director of Keegan. Mr. McLeod is the VP of Exploration and a director of Full Metal Minerals Ltd. He has over 12 years of experience in mining and exploration, working for a variety of major and junior mining companies. Technical skills include advanced GIS and 3D geologic modeling, grade-block modeling and resource calculation, mine design and geostatistics, lithogeochemical and structural studies, as well as project generation and property evaluation. His exploration strategy is a multi-tier approach including: conceptual geologic and project generation, early-stage project advancement focusing on discovery, and advancing mid-stage projects towards feasibility. As an exploration geologist and project manager at Miramar's Hope Bay project, he was part of the team that discovered the Naartok deposit, as well as expanding and delineating the Boston and Doris deposits. He was previously VP of Exploration for Atna Resources Ltd, where he helped assemble a portfolio of gold properties in Nevada. Mr. McLeod obtained his Bachelor of Science Degree, majoring in Economic Geology from UBC in 1993 and graduated from Queen's University's, Master's in Geology, Mineral Exploration Program in 1998. He is a Fellow of the Society of Economic Geologists, member of the Association of Professional Engineers and Geoscientists of BC, Prospectors and Developers Association of Canada, Alaska Miners Association and the BC & Yukon Chamber of Mines. Mr. McLeod's recent employment history is disclosed in the following table:

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

Item 6.B Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during the year ended March 31, 2010 was CDN$219,513 in consulting fees, CDN$98,410 in professional fees, $334,085 in salaries and $46.425 in directors' fees paid to directors and officers of the Company.

The following table sets forth information regarding compensation paid to our executive officers for the fiscal periods indicated:

Table No. 7
Officer and Director Compensation

		Annual Compensation
				Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	LTIP Pay-outs ($)	All Other Compen-sation ($)	Total Cash Compensation ($)
Shawn Wallace Executive Chair	2010	145,000	Nil	Nil	Nil	145,000
Maurice Tagami President & CEO	2010	107,500	Nil	Nil	Nil	107,500
Daniel T. McCoy Director/ Chief Geologist	2010	198,051	50,000	Nil	21,480	269,531
Tony M. Ricci CFO	2010	Nil	Nil	Nil	98,410	98,410
Michael Bebek Corporate Secretary	2010	81,585	15,000	Nil	Nil	96,585
Robert J. McLeod Director	2010	11,650	Nil	Nil	Nil	11,650
Gordon J. Fretwell Director	2010	11,650	Nil	Nil	Nil	11,650
Marcel de Groot Director	2010	11,725	Nil	Nil	Nil	11,650
Keith Minty Director	2010	9,300	Nil	Nil	Nil	9,300

The following table sets forth information regarding stock options held by our directors and officers as of March 31, 2010:

Table No. 8
Stock Option Grants

Name	Number of Options Held	% Of Total Options Granted	Exercise Price per Share	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant

Tony Ricci	75,000	34%	$1.16	11/21/05	11/21/10	$1.16
	25,000	2%	$2.44	11/10/06	11/10/11	$2.44
	30,000	3%	$4.20	02/05/08	02/05/13	$4.20
	100,000	21%	$4.01	06/10/09	06/10/14	$4.01

Shawn Wallace	150,000	17%	$4.20	02/05/08	02/05/13	$4.20
	50,000	29%	$3.31	02/06/09	02/06/14	$3.31
	50,000	10%	$4.01	06/10/09	06/10/14	$4.01

Maurice Tagami	150,000	50%	$3.10	02/07/10	02/07/14	$3.10
	50,000	10%	$4.01	06/10/09	06/10/14	$4.01

Dan McCoy	32,909	18%	$2.44	11/10/06	11/10/11	$2.44
	75,000	8%	$4.20	02/05/08	02/05/13	$4.20
	50,000	10%	$4.01	06/10/09	06/10/14	$4.01

Marcel de Groot	75,000	25%	$3.10	02/07/10	02/07/14	$3.10
	25,000	5%	$4.01	06/10/09	06/10/14	$4.01

Keith Minty	75,000	25%	$3.10	02/07/10	02/07/14	$3.10
	25,000	5%	$4.01	06/10/09	06/10/14	$4.01

Gordon Fretwell	25,000	5%	$4.01	06/10/09	06/10/14	$4.01
	25,000	2%	$2.44	11/10/06	11/10/11	$2.44
	20,000	2%	$4.20	02/05/08	02/05/13	$4.20

Rob Mcleod	25,000	5%	$4.01	06/10/09	06/10/14	$4.01
	50,000	4%	$2.44	11/10/06	11/10/11	$2.44
	20,000	2%	$4.20	02/05/08	02/05/13	$4.20

Michael Bebek	50,000	4%	$2.44	11/10/06	11/10/11	$2.44
	50,000	5%	$4.20	02/05/08	02/05/13	$4.20
	25,000	5%	$4.01	06/10/09	06/10/14	$4.01

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

Other Compensation. No Senior Management/Director received "other compensation" in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation. Keegan paid $202,500 in bonuses in the Fiscal year ending March 31, 2010. Except for these bonuses and the stock option program discussed in Item #6.E., Keegan had no profit sharing plans pursuant to which non-cash compensation was paid to Keegan's Directors or Senior Management. The Company does not have a formal annual incentive bonus plan in place.  Any award of a bonus to Senior Management is entirely at the discretion of the Board of Directors. In considering the payment of a discretionary bonus to Senior Management, the Committee takes into account the individual performance and efforts of the officer during the year, the progress made by the Company in furthering its business plan and the overall economic climate.

Pension/Retirement Benefits. No funds were set aside or accrued by Keegan during Fiscal 2010 to provide pension, retirement or similar benefits for Directors or Senior Management.

Item 6.C     Board Practices

The Directors hold office for a term of one year or until the next annual general meeting of the Company, at which time all directors retire, and are eligible for re-election.  Information concerning the length of each Director's service is set forth in "Item 6.A--Directors and Senior Management".  Except as described in "Item 6.B Compensation" above, none of our directors has any service agreements with the Company providing for benefits upon termination of employment.

Constitution and Independence of the Board

The Company's board of directors currently consists of seven directors.  Four of the directors, Gordon Fretwell, Keith Minty, Robert McLeod and Marcel de Groot, being a majority, are considered independent of management and of any significant shareholder and are considered competent to exercise independent judgment in carrying out their responsibilities as directors.  None of these directors have any direct or indirect material relationship with the Company or have any relationship pursuant to which they may accept directly or indirectly any consulting, advisory or other compensatory fees, other than as remuneration for acting in his capacity as a member of the Board of Directors or any committee thereof.

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

Audit Committee

The Audit Committee operates under an Audit Committee Charter which is disclosed under the Company's Management Information Circulars and may be viewed at www.SEDAR.com. The Audit Committee is comprised of Gordon Fretwell, Robert McLeod and Marcel Degroot (Chair) all of whom are independent. The Audit Committee reviews the annual and quarterly financial statements of the Company, oversees the annual audit process, the Company's internal accounting controls, the resolution of issues identified by the Company's auditors and recommends to the Board the firm of independent auditors to be nominated for appointment by the shareholders at the next annual general meeting. In addition, the Audit Committee meets annually with the external auditors of the Company. The Audit Committee met four times during the year ended March 31, 2010.

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

(c)      responsibility for the identification of the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage these risks;

(d)      oversight over succession planning;

(e)      responsibility over appointing, monitoring, evaluating and, where necessary, terminating senior management;

(f)      responsibility for the implementation of a communication policy for the Company regarding disclosure of corporate information;

(g)      responsibility for the Company's internal control and management information systems including accounting systems, and

(h)      responsibility over developing the Company's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company.

The Company's Board of Directors is empowered by governing corporate law, the Company's Articles and the Corporate Governance Policy to manage, or supervise the management of, the affairs and business of the Company.

The Board of Directors performs its functions through quarterly and special meetings and has delegated certain of its responsibilities to those committees described below. In addition, the Board has established policies and procedures that limit the ability of management to carry out certain specific activities without the prior approval of the Board.

Long-term strategies and annual operating and capital plans with respect to the Company's operations are developed by Senior Management and reviewed and approved by the Board.

The Board, through the Audit Committee, has the responsibility to identify the principal risks of the Company's business. It works with management to implement policies to identify the risks and to establish systems and procedures to ensure that these risks are monitored.

The Board reviews and discusses succession planning for Senior Management positions as part of the Company's planning process. The Board of Directors has, together with the Chief Executive Officer, developed a written position description for the Chief Executive Officer. As well, the Board meets at least quarterly with the Chief Executive Officer to review and approve the Chief Executive Officer's quarterly and annual objectives.

The Board of Directors has delegated responsibility for communication with the public and the Company's shareholders to its President and Chief Executive Officer and its Chief Financial Officer and Corporate Secretary. Procedures are in place to ensure proper dissemination of news releases, and that those shareholders who request information about the Company receive it in a timely manner. Inquiries by shareholders are directed to and dealt with by Senior Management.

The Board has delegated responsibility for the integrity of internal controls and management information systems to the Audit Committee. The Company's external auditors report directly to the Audit Committee. In its regular meetings with the external auditors, the Audit Committee discusses, among other things, the Company's financial statements and the adequacy and effectiveness of the Company's internal controls and management information systems.

Orientation and Continuing Education

As part of the orientation program, new directors meet with senior management to discuss the business of the Company, Board policies and historical and current operating and financial information, and may tour selected offices of the Company.

Ethical Business Conduct

The Board of Directors has in place a number of procedures designed to ensure that directors exercise independent judgement in a matter where a director or officer has a material interest. Since there are two directors who are not independent (Maurice Tagami, President and Chief Executive Officer and Shawn Wallace, Executive Chairman for the Company), there are limited circumstances where such an interest arises. In those limited circumstances, the relevant director must declare his interest and refrain from voting, and the Corporate Governance and Nominating Committee considers the transaction in advance of its consideration by the Board. See "Item 16.B Code of Ethics".

Item 6.D     Employees

As of March 31, 2010, Keegan had 6 employees based in Vancouver, BC, excluding the Senior Management. The Company also employs 117 individuals in Ghana, including field workers, security, camp staff, and local administration.

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

On December 22, 2008, the Company graduated from the TSX-V to the TSX and in order to comply with the policies of the TSX, the directors approved a new form of share option plan (the "New Option Plan") on August 22, 2008 which was approved by the Company's Shareholders on October 1, 2008. Under the New Option Plan, the maximum aggregate number of shares that may be reserved for issuance at any point in time is 10% of the issued and outstanding shares of the Company. This type of share option plan is called a "rolling" plan. A copy of the New Option Plan is filed as an exhibit to this 20-F Annual Report.

The principal purposes of Keegan's New Option Plan is to give Eligible Persons, as additional compensation, the opportunity to participate in the success of the Company. Eligible Persons include Directors, Officers, Employees, Consultants, Consultant Companies, or Management Company Employees.

The Company is of the view that the New Option Plan provides the Company with the flexibility necessary to attract and maintain the services of senior executives and other employees and reflects in competing compensation to other companies in the industry.

The New Option Plan is subject to the following restrictions:

(a)      the number of Common Shares issuable to insiders as a group under the New Option Plan, when combined with Common Shares issuable to insiders under all the Company's other security based compensation plans, may not exceed 10% of the issued Common Shares within any 12 month period;

(b)      the number of Common Shares issuable to insiders as a group under the New Option Plan, when combined with Common Shares issuable to insiders under all the Company's other security based compensation plans, may not exceed 10% of the Company's issued Common Shares at any time;

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

Options under the New Plan must be granted at a minimum exercise price being no less than the market price, which is the five day volume weighted average trading price of the Common Shares, which is calculated by dividing the total value of the securities traded for the relevant period by the total volume (the "Market Price"). Where appropriate, the TSX may exclude internal crosses and certain other special term trades from the calculation.

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

(d)      if an optionee dies, any vested option held by him at the date of death will become exercisable by the optionee's lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such optionee and the date of expiration of the term otherwise applicable to such option;

(e)      in the case of an optionee being dismissed from employment or service for cause, such optionee's options, whether or not vested at the date of dismissal, will immediately terminate without right to exercise same;

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

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A     Major Shareholders

No person owns 5% or more of the Company's outstanding shares and there have been no changes in holdings of significant shareholders.

Share Ownership

On June 15, 2010, Keegan's shareholders' list showed 45,669,554 common shares outstanding and 36 registered shareholders, including depositories. Of these shareholders and depositories, 5 are located in Canada holding 44,193,789 common shares, or 96.77% of the total issued and outstanding; 24 are located in the United States holding 1,334,800 common shares, or 2.92% of the issued and outstanding; and 7 are located in other countries, holding 140,965 common shares, or 0.31% of the issued and outstanding common shares.

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

Included in consulting fees, wages and benefits is $Nil (2009 - $91,270; 2008 - $65,722) paid or accrued for consulting fees paid to Michael Bebek, the Company's corporate secretary.

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

Item 8.A.7      Legal Proceedings

Esaase Lawsuit

On July 14, 2008, Sametro (see "Item 4.D Property Plant & Equipment - Esaase Gold Property - History of the Esaase Concession") issued a Writ of Summons against Keegan Ghana and the Ghana Minerals Commission in the High Court of Ghana, seeking an order setting aside the Deed of Assignment of the Esaase Concession on the grounds of fraud, a declaration that the Esaase Concession is the property of Sametro, an order for perpetual injunction directed at Keegan Ghana and the Ghana Minerals Commission from interfering with Sametro's rights to the Esaase Concession, an order directed at the Ghana Minerals Commission to expunge from their records the Deed of Assignment which granted Keegan Ghana its ownership of the Esaase Concession plus (unspecified) damages and costs.

Sametro's basic claim is that the individual who purported to handle the Deed of Assignment, Mr. Ekow Amua-Sekyi, was either not authorized to do so by Sametro and/or that he provided a deed to Keegan Ghana and the Ghana Minerals Commission which was not in fact signed, as it was purported to be, by the Managing Director of Sametro, Mr. Samuel Gordon Etroo. One allegation is that Mr. Amua-Sekyi, who presented the document to Keegan Ghana, actually forged the signature of Mr. Etroo on the Deed of Assignment and his signature is a fraud. In a separate action Sametro is suing Mr. Amua-Sekyi and making similar allegations.

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

Keegan Ghana will in part rely upon sections 139-142 of the Ghana Companies Code, 1963 (Act 179) which confers statutory protection on innocent third parties from any fraud by directors, officers, servants and agents of corporate bodies in Ghana. Section 143 of the Ghana Companies Code specifically provides that: "Where in accordance with Sections 139-142 of this Code a company would be liable for the acts of any officer or agent, the company shall be liable notwithstanding that the officer or agent has acted fraudulently or forged a document purporting to be sealed by, or signed on behalf of, the company".

Keegan Ghana believes that Sametro's claims are without merit and will vigorously defend its interests in the Esaase Concession. Based on a legal analysis of the facts and law by its Ghana counsel, the Company is confident in its legal position; however there can never be certainty in regards to the outcome of lawsuits as the trial process involves judicial assessment of witnesses, documents and other matters that can influence the outcome and which can not be fully evaluated in advance.

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

ITEM 9.     THE OFFER AND LISTING

Item 9.A     Common Share Trading Information

The Company's common shares were traded on the TSX-V in Canada under the symbol "QSV" from June 25, 2001 to March 1, 2005 and thereafter under the symbol "KGN" until December 19, 2008. Starting from January 2, 2008, the Company's common shares have been trading on NYSE Amex Equities Stock Exchange in the United States under the symbol "KGN". Starting from December 22, 2008, the Company's common shares have been trading on the TSX under the symbol "KGN".

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
	214,000

Shareholder's Rights Plan

The Company adopted a Shareholder's Rights Plan (the "Rights Plan") dated September 1, 2006, which was approved by shareholders at the Annual and Special Meeting of Shareholders held on September 29, 2006. The Rights Plan was not adopted in response to any specific bid and is not aimed at blocking future bids, but is designed to ensure that any acquisition of control is through a public offer to all shareholders and that sufficient time is available to evaluate any offer.

Summary of the Plan

A summary of the principal terms of the Shareholder Rights Plan is set forth below and is qualified in its entirety by reference to the Plan, a copy of which has been filed with the SEC

(a)     Effective Date. The effective date of the Shareholder Rights Plan is September 1, 2006 (the "Effective Date").

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

(d)     Issue of Rights. On the Effective Date, one right (a "Right") is issued and attached to each Common share outstanding and will attach to each Common share subsequently issued.

(e)     Rights Exercise Privilege. The Rights will separate from the Common shares and will be exercisable eight business days (or such later business day as may be determined by the board of directors) (the "Separation Time") after a person has acquired, or commences or publicly announces or discloses its intention to commence a take-over bid to acquire, 20% or more of the Common shares, other than by an acquisition pursuant to a take-over bid permitted by the Shareholder Rights Plan (a "Permitted Bid"). The acquisition by any person (an "Acquiring Person") of 20% or more of the Common shares, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. From and after the Separation Time, each Right (other than those held by the Acquiring Person), will permit the purchase of CDN$100 worth of Common shares (at the market price on the date of the Flip-in

Event) for CDN$50 (i.e., at a 50% discount). The issue of the Rights is not initially dilutive; however, upon a Flip-in Event occurring and the Rights separating from the Common shares, reported earnings per Common share on a fully diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

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

(iii)     the take-over bid must be outstanding for a minimum period of 60 days and Common shares tendered pursuant to the take-over bid may not be taken up and paid for prior to the expiry of such 60-day period and only if at such time more than 50% of the Common shares held by shareholders other than the bidder, its affiliates and persons acting jointly or in concert with the bidder (collectively, the "Independent Shareholders") have been tendered to the take-over bid and not withdrawn;

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

The Shareholder Rights Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid.

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

(j)     Exemptions for Lock-up Agreements. A person is deemed not to be the beneficial owner of Common shares if the holder of such Common shares has agreed to deposit or tender its Common shares pursuant to a "Permitted Lock-up Agreement" to a take-over bid (the "Lock-up Bid") made by such person. In order for an agreement to constitute a Permitted Lock-up Agreement, certain conditions must be met including, among other things, (i) any "break-up" fees payable by the tendering shareholder, cannot exceed in the aggregate the greater of the cash equivalent of 2.5% of the price or value of the consideration payable under the Lock-up Bid and 50% of the amount by which the price or value of the consideration payable under another take-over bid or transaction exceeds the price or value of the consideration that would have been received under the Lock-up Bid and (ii) the terms of such agreement are publicly disclosed and a copy of which is made available to the public (including to the Company) and the Permitted Lock-up Agreement permits the tendering shareholder to withdraw its Common shares in order to deposit or tender the Common shares to another take-over bid or support another transaction where the price or value offered under such other bid is at least 7% higher than the price or value offered under the Lock-up Bid or the number of Common shares to be purchased under another take-over bid or transaction is at least 7% more than the number proposed to be purchased under the Lock-up Bid.

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

A copy of the Plan was included in the Company's Management Information Circular for the Annual and Special Meeting of Shareholders held on September 29, 2006, and which was filed as an exhibit to the Company's 20-F Registration Statement.

Item 9.C     Markets

The common shares trade on the Toronto Stock Exchange in Canada under the symbol "KGN" and on the NYSE Amex Equities Stock Exchange in the United States under the symbol "KGN".

ITEM 10.     ADDITIONAL INFORMATION

Item 10.A     Share Capital

Not applicable.

Item 10.B     Memorandum and Articles of Association

There were no changes to the Company's Memorandum and Articles of Association as previously reported and filed with the Securities and Exchange Commission on the Company's Form 20-F Registration Statement dated March 8, 2007.

Item 10.C     Material Contracts

Other than contracts entered into in the ordinary course of business and those disclosed under "Item 4.D Property, Plant & Equipment - 1. The Asumura Project and 2. Esaase Gold Property", the Company has not entered into any material contracts within the past two years.

Item 10.D     Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares of the Company, other than withholding tax requirements. See "Taxation".

There is no limitation imposed by Canadian law or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (Canada) (the "Investment Act").

The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire common shares of the Company. It is general only, it is not a substitute for independent legal advice from an investor's own advisor, and it does not anticipate statutory or regulatory amendments.

The Investment Act is a federal statute of broad application regulating the establishment and acquisition of Canadian businesses by non-Canadians, including individuals, governments or agencies thereof, corporations, partnerships, trusts or joint ventures (each an "entity"). Investments by non-Canadians to acquire control over existing Canadian businesses or to establish new ones are either reviewable or notifiable under the Investment Act. If an investment by a non-Canadian to acquire control over an existing Canadian business is reviewable under the Investment Act, the Investment Act prohibits implementation of the investment unless after review the Director of Investments, who is appointed by the Minster of Industry, is satisfied that the investment is likely to be of net benefit to Canada.

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

For a direct acquisition that would result in an acquisition of control of the Company, subject to the exception for "WTO-investors" that are controlled by persons who are resident in World Trade Organization ("WTO") member nations, a proposed investment would be reviewable where the value of the acquired assets is $5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of the Company.

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

In the case of a direct acquisition by or from a "WTO investor", the threshold is significantly higher, and is adjusted for inflation each year. The 2008 threshold is $295 million. Other than the exception noted below, an indirect acquisition involving a WTO investor is not reviewable under the Investment Act.

The higher WTO threshold for direct investments and the exemption for indirect investments do not apply where the relevant Canadian business is carrying on the following businesses that have been deemed to be sensitive: (i) the production of uranium and the ownership of an interest in a producing uranium property in Canada; (ii) the provision of any "financial service"; (iii) the provision of any "transportation service"; or (iv) a "cultural business".

Certain transactions relating to common shares of the Company are exempt from the Investment Act, including

(a)     acquisition of common shares of the Company by a person in the ordinary course of that person's business as a trader or dealer in securities,

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

Item 10.E     Taxation

CANADIAN INCOME TAX CONSEQUENCES

The following is, as of the date of this prospectus, a summary of the principal Canadian federal income tax considerations generally applicable to the holding and disposition of common shares by an investor who who, for purposes of the Income Tax Act (Canada) and the regulations thereto (collectively, the "Tax Act") and at all relevant times: (i) holds the common shares as capital property, (ii) deals with the Company at arm's length, (iii) is not affiliated with the Company, (iv) is not, and is not deemed to be (under the Tax Act or any relevant income tax treaty), resident in Canada, and (v) does not use or hold (and will not be deemed to use or hold) the common shares in or in respect of a business carried on in Canada. An investor who meets all of the above requirements is referred to as a "Non-Resident Holder", and this summary only addresses such Non-Resident Holders. This summary does not deal with special situations, such as particular circumstances of traders or dealers, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or otherwise.

This summary is based on the current provisions of the Tax Act and our understanding of the current published administrative practice of the Canada Revenue Agency (the "CRA"). This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and assumes that all such proposals will be enacted in the form proposed, although no assurance in this regard can be provided. This summary does not otherwise take into account or anticipate any changes in law or in the administrative policies or assessing practices of the CRA, whether by judicial, governmental or legislative decision or action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those described herein.

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

Taxation of Dividends

Dividends paid or deemed to be paid to a Non-Resident Holder on the common shares will generally be subject to Canadian withholding tax at the rate of 25%, subject to reduction under the provisions of any applicable income tax treaty or convention. If a Non-Resident Holder is a resident of the United States and is fully entitled to the benefits under the Canada-United States Income Tax Convention (the "Tax Treaty") and is the beneficial owner of the dividends, the rate of Canadian withholding tax is generally reduced to 15% (or 5% in the case of a qualifying owner that is a corporation which owns at least 10% of the Company's voting stock). The Company will be required to withhold the applicable tax from any dividend and remit the withheld amount to the CRA.

Disposition of Common Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a sale or other disposition (or deemed disposition) of common shares unless the common shares constitute "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the holder is not entitled to relief under any applicable income tax treaty or convention.

As long as the common shares are then listed on a "designated stock exchange", which currently includes the TSX, the common shares generally will not constitute taxable Canadian property of a Non-Resident Holder, unless (i) at any time during the 60-month period immediately preceding the disposition the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm's length, or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of the capital stock of the Company, or (ii) the common shares are otherwise deemed to be taxable Canadian property to the Non-Resident Holder under specific provisions of the Tax Act.

Furthermore, on March 4, 2010, the Department of Finance (Canada) announced in the 2010 Federal Budget that it is proposing to amend the definition of "taxable Canadian property" in the Tax Act to exclude (unless otherwise deemed to be taxable Canadian property) common shares of corporations that do not, at any time during the 60-month period immediately preceding a disposition by a non-resident of Canada, derive more than 50% of their fair market value from (i) real or immoveable property situated in Canada, (ii) Canadian resource properties, (iii) timber resource properties, and (iv) options to acquire such property.

Non-Resident Holders for whom the common shares may be considered or be deemed to be considered taxable Canadian property should consult their own tax advisors, including with respect to any relief that may be available under the provisions of the Tax Treaty, if applicable.

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMPANY'S COMMON SHARES

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of material United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended ("the Code"), Treasury Regulations, published Internal Revenue Service ("IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time. In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company. Each holder and prospective holder of common shares of the Company is advised to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company applicable to their own particular circumstances.

U.S. Holders

As used herein, a ("U.S. Holder") includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal Income tax liability or, alternatively, individuals may be deducted in computing the U.S. Holder's United States Federal taxable income by those individuals who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

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

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on the Company's common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company's common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

For individuals whose entire income from sources outside the United States consists of qualified passive income, the total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and an election is made under section 904(j), the limitation on credit does not apply.

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his/her or its worldwide taxable income in the determination of the application of this limitation. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. Dividends distributed by the Company will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and management urges holders and prospective holders of common shares of the Company to consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains of U.S. Holders, which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders, which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted, but individuals may not carry back capital losses. For U.S. Holders, which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of the Company's gross income for such year was derived from certain passive sources (e.g. from interest income received from its subsidiaries), the Company would be treated as a "foreign personal holding company." In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

The Company does not believe that it currently has the status of a "foreign personal holding company". However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company's outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Code, depending upon the percentage of the Company's income which is passive, or the percentage of the Company's assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFICs, which can have significant tax effects on U.S. shareholders of foreign corporations. These rules do not apply to non-U.S. shareholders. Section 1297 (a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (I) 75% or more of its gross income is "passive income", which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. The taxation of a US shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion. Management urges US persons to consult with their own tax advisors with regards to the impact of these rules.

Controlled Foreign Corporation

A Controlled Foreign Corporation (CFC) is a foreign corporation more than 50% of whose stock by vote or value is, on any day in the corporation's tax year, owned (directly or indirectly) by U.S. Shareholders. If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company could be treated as a "controlled foreign corporation" under Subpart F of the Code. This classification would affect many complex results, one of which is the inclusion of certain income of a CFC, which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company (accumulated in corporate tax years beginning after 1962, but only while the shares were held and while the Company was "controlled") attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the U.S. Holder's federal income tax liability.

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

As at March 31, 2010, the Company's financial instruments consist of cash and cash equivalents, short-term investments, receivables, and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant credit, liquidity, or market risks arising from these financial instruments. The risk exposure is summarized as follows:

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

(b)      Liquidity risk

The Company's approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. As at March 31, 2010, the Company had a cash and cash equivalents balance of $26,712,372 and short-term investments of $22,000,000 to settle current liabilities of $1,147,811 that mainly consist of accounts payable that are considered short term and settled within 30 days.

(c)      Market risk

i.     Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company's cash and cash equivalents attract interest at floating rates and have maturities of 90 days or less. The interest is typical of Canadian banking rates, which are at present low, however the conservative investment strategy mitigates the risk of deterioration to the investment. A change of 100 basis points in the interest rates would not be material to the financial statements.

ii.     Foreign currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in Canada and Ghana and holds cash in Canadian, United States and Ghanaian Cedi currencies in line with forecasted expenditures. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Ghanaian Cedi could have an effect on the Company's results of operations, financial position or cash flows. At March 31, 2010, the Company had no hedging agreements in place with respect to foreign exchange rates.

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

Item 11.B     Qualitative Information about Market Risk

The Company manages its cash and cash equivalents, common shares, stock options and share purchase warrants as capital.  As the Company is in the exploration stage, its principal source of funds for its operations is from the issuance of common shares.  The issuance of common shares requires approval of the Board of Directors.  It is the Company's objective to safeguard its ability to continue as a going concern, so that it can continue to explore and develop its Asumura and Esaase properties for the benefit of its stakeholders.  The Company uses stock options primarily to retain and provide future incentives to key employees and members of the management team.  The granting of stock options is primarily determined by the Board of Directors.

The Company has been judicious in its protection of the capital it has on hand. The Company has been investing only in Bankers' Acceptance Notes and Guaranteed Investment Certificates and has no investments in asset-backed commercial paper which is currently experiencing liquidity issues.

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.     CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company's disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company are identified and reported in a timely manner.  As of March 31, 2010, an evaluation was carried out under the supervision of, and with the participation of, the Company management, including by the Chief Executive Officer and Chief Financial Officer of the effectiveness of the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended).  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of March 31, 2010, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and

(ii) accumulated and communicated to management, including the Chief Executive Office and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

It should be noted that while the Company's Chief Executive Officer and Chief Financial Officer believe that the Company's disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures can prevent all errors or mistakes.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  The Company's Chief Executive Officer and Chief Financial Officer have concluded that as of the end of the period covered by this report our disclosure controls and procedures are effective at that reasonable assurance level.

Management's Annual Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by The Committee of Sponsoring Organizations of the Treadway Commission ("COSO").  Based on this evaluation, management concluded that the Company's internal control over financial reporting were effective as of March 31, 2010.

Management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with GAAP.  The Board of Directors is responsible for ensuring that management fulfills its responsibilities.  The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual financial statements.  Management reviewed the results of their assessment with the Company's Audit Committee.

There are inherent limitations in the effectiveness of internal controls over financial reporting, including the possibility that misstatements may not be prevented or detected.  Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation.  Furthermore, the effectiveness of internal controls can change with circumstances.  The Company has paid particular attention to segregation of duties matters surrounding its internal controls over financial reporting as the Company has only limited staff resources at the present time such that "ideal" segregation of duties is not feasible.  This risk is mitigated by management and Board review where appropriate.  At the present time, the Company does not anticipate hiring additional accounting or administrative staff as this is not considered necessary or practical and accordingly, will continue to rely on review procedures to detect potential misstatements in reporting of material to the public.

The Company's management, including the CEO and CFO, believe that any internal controls over financial reporting, including those systems determined to be effective and no matter how well conceived and operated, have inherent limitations and can provide only reasonable, not absolute, assurance that the objectives of the control system are met with respect to financial statement preparation and presentation.  Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control.  The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Attestation Report of the Registered Accounting Firm.

The Independent Registered Chartered Accountants, BDO Canada LLP, who audited the Company's annual financial statements for the year ended March 31, 2010, have issued an attestation report on the Company's Internal Control Over Financial Reporting as included in the financial statements included herein.

Changes in internal control over financial reporting.

There were no changes in our internal control over financial reporting that occurred during the year ended March 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT

The Company has an audit committee comprised of Marcel de Groot, Rob McLeod and Gord Fretwell. Each member of the audit committee is "independent" as that term is used in the AMEX listing standards.

The Company has determined that Marcel de Groot is the Company's Audit Committee Financial Expert.

ITEM 16.B     CODE OF ETHICS

The Company has adopted a Code of Ethics for the Company's Officers, Directors, Employees, and Contractors. The Company's Code of Conduct clearly sets out the Company's standard requirements for honest and ethical conduct of its management and employees pertaining to conflicts of interest, timely disclosure, compliance with the law and accountability. The Company has also adopted a written Code of Business Ethics and Conduct setting out very clearly the Company's requirements for fair dealing, and its corporate position on: conflicts of interest and corporate opportunities, confidentiality and corporate assets, reporting and the effects of violations. Shareholders may obtain a copy of these written Codes and the Company's Code of Ethics from the Company's website at www.keeganresources.com/s/corporategovernance.asp.

A copy of the Code is available on the Company's corporate website at www.keeganresources.com/s/ CorporateGovernance.asp.

ITEM 16C.     PRINCIPAL ACCOUNTING FEES AND SERVICES

The Company had paid its auditors the following fees for audit and audit related services during the past two fiscal years ended March 31:
	Fiscal 2010	Fiscal 2009

Audit Fees (1)	$182,000(5)	$63,132
Audit Related Fees (2)	--	51,844
Tax Fees (3)	3,000(5)	2,912
All Other Fees (4)	--	--

Totals	$185,000	$114,344

(1)     "Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Corporation's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)     "Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)     "Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)     "All Other Fees" include all other non-audit services.

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

Not Applicable.

ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY KEEGAN/AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F.     CHANGE IN REGISTRANTS CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.     Corporate Governance

The Company's corporate governance practices do not differ in any significant way from those followed by domestic companies listed on NYSE Amex.

PART III

ITEM 17.     FINANCIAL STATEMENTS

The audited consolidated financial statements for the years ended March 31, 2010, 2009 and 2008 of Keegan are included in this Annual Report.

ITEM 18.     FINANCIAL STATEMENTS

Keegan has elected to provide financial statements pursuant to Item 17.

ITEM 19.     EXHIBITS
Exhibit	Description of Exhibit
1.1	Certificate of Incorporation (1)
1.2	Certificate of Name Change (1)
1.3	Articles of Incorporation (1)
1.4	By-Laws (1)
1.5	Notice of Alteration (1)
4.1	Asumura Project - Agreement dated February 18, 2005 between the Company and GTE Ventures Limited (1)
4.2	Esaase Project - Agreement dated May 9, 2006 between the Company and Sammetro Co. Ltd. (1)
4.3	Option agreement dated March 27, 2008 with Mt. Olives Goldfields, Ltd. (2)
4.4	Jeni Concession mining lease and exploration rights. (2)
4.5	Dan McCoy Consulting Agreement - Agreement between the Company and Dan McCoy dated January 1, 2005 (1)
4.6	Stock Option Plan (1)
4.7	Share Option Plan Dated for Reference October 1, 2008 (3)
4.8	Lease Agreement between Wicklow West Holdings Ltd. and Keegan Resources Inc. dated October 20, 2008. (3)
8.1	List of Subsidiaries - See Item 4.C.
12.1	302 Certification of Chief Executive Officer
12.2	302 Certification of Chief Financial Officer
13.1	906 Certification of Chief Executive Officer
13.2	906 Certification of Chief Financial Officer

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

(3)    Incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 1, 2009.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
Years ended March 31, 2010, 2009 and 2008

_______________________

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements have been prepared by management and are in accordance with Canadian generally accepted accounting principles and reconciled to accounting principles generally accepted in the United States as set out in Note 15, and contain estimates based on management's judgment. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.

The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board's review is accomplished principally through the audit committee, which is composed of non-executive directors. The audit committee meets periodically with management and the auditors to review financial reporting and control matters.

The Company's independent auditors, BDO Canada LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and in accordance with the standards of the Public Company Accounting Oversight Board (United States).

MANAGEMENT'S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's management has employed a framework consistent with Exchange Act Rule 13a-15(c), to evaluate the Company's internal control over financial reporting as described below. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of our internal control over financial reporting as of March 31, 2010 using criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2010.

BDO Canada LLP, our auditors, have audited the effectiveness of our internal control over financial reporting as of March 31, 2010, as stated in their report which appears herein.
"Maurice Tagami" Maurice Tagami P.Eng. President and Chief Executive Officer	"Tony Ricci" Tony Ricci, CA Chief Financial Officer

Vancouver, Canada June 25, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Keegan Resources Inc.

We have completed the integrated audits of Keegan Resources Inc.'s (the "Company's") 2010, 2009 and 2008 consolidated financial statements and of its internal control over financial reporting as at March 31, 2010. Our opinions, based on our audits, are presented below.

CONSOLIDATED FINANCIAL STATEMENTS

We have audited the consolidated balance sheets of Keegan Resources Inc. (the "Company") as at March 31, 2010 and 2009 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for each of the years in the three-year period ended March 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

INTERNAL CONTROLS OVER FINANCIAL REPORTING

We have also audited Keegan Resources Inc.'s internal control over financial reporting as at March 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at March 31, 2010 based on criteria established in Internal Control -- Integrated Framework issued by the COSO.

(signed) "BDO Canada LLP"

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

Shareholders' Equity
Share capital (note 6)	104,887,236	43,096,076
Contributed surplus (note 6(e))	8,082,767	6,580,224
Deficit accumulated	(23,583,842)	(16,611,156)

	89,386,161	33,065,144

	$ 90,533,972	$ 33,717,800

Commitments (note 8)
Contingencies (note 10)
Subsequent events (notes 8 and 14)
Approved by the Board of Directors:
"Shawn Wallace" Director	"Marcel de Groot" Director

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Consolidated Statements of Operations, Comprehensive Loss and Deficit Years ended March 31, 2010, 2009 and 2008	Expressed in Canadian Dollars

	2010	2009	2008

Expenses:
Amortization	$ 64,634	$ 40,346	$ 22,973
Bank charges and interest	19,054	25,287	25,043
Consulting fees, directors' fees and wages and benefits (note 7)	1,733,946	1,379,953	912,756
Donation expense (note 6(b))	488,200	-	-
Office, rent and administration	579,594	411,322	372,774
Professional fees (note 7)	453,499	448,308	159,808
Regulatory, transfer agent and shareholder Information	220,772	241,999	199,156
Stock-based compensation (note 6(c))	2,099,085	586,652	1,710,911
Travel, promotion and investor relations	1,283,965	485,032	766,627

	6,942,749	3,618,899	4,170,048

Other expenses (income)
Interest and other income	(114,994)	(222,703)	(476,034)
Write-off of equipment	26,971	1,112	-
Write-off of interest in resource properties (Note 5(b))	-	170,596	-
Foreign exchange loss	117,960	608,492	622,028

	29,937	557,497	145,994

Loss and comprehensive loss for the year	6,972,686	4,176,396	4,316,042
Deficit accumulated, beginning of year	16,611,156	12,434,760	8,118,718

Deficit accumulated, end of year	$ 23,583,842	$ 16,611,156	$ 12,434,760

Loss per share - basic and diluted	$ 0.18	$ 0.15	$ 0.17
Weighted average number of shares outstanding	38,018,679	28,233,377	24,605,326

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Consolidated Statements of Cash Flows Years ended March 31, 2010, 2009 and 2008	Expressed in Canadian Dollars

	2010	2009	2008

Cash provided by (used in):
Operations:
Loss for the year	$ (6,972,686)	$ (4,176,396)	$ (4,316,042)
Items not involving cash:
Amortization	64,634	40,346	22,973
Stock based compensation	2,099,085	586,652	1,710,911
Stock-based donations	486,000	-	-
Unrealized foreign exchange	223,087	173,484	-
Write-off of equipment	27,639	1,112	-
Write-off of interest in resource properties	-	170,596	-
Changes in non-cash working capital:
Accounts payable and accrued liabilities	43,067	80,095	296,781
Prepaid expenses and deposits	(168,798)	(33,905)	(17,993)
Receivables	(73,628)	87,109	(79,157)

	(4,271,600)	(3,070,907)	(2,382,527)

Investing:
Purchase of furniture, equipment and leasehold improvements	(214,751)	(119,631)	(110,459)
Acquisition of interest in resource properties	-	(237,161)	(1,515,725)
Short-term investments	(21,000,000)	(1,000,000)	-
Deferred exploration	(9,368,875)	(10,901,528)	(9,861,207)

	(30,583,626)	(12,258,320)	(11,487,391)

Financing:
Shares issued for cash, net of share issue costs	59,869,420	2,225,493	14,954,456

	59,869,420	2,225,493	14,954,456

Impact of foreign exchange on cash and cash Equivalents	(302,940)	(136,201)	-
Increase (decrease) in cash and cash equivalents	24,711,254	(13,239,935)	1,084,538
Cash and cash equivalents, beginning of year	2,001,118	15,241,053	14,156,515

Cash and cash equivalents, end of year	$ 26,712,372	$ 2,001,118	$ 15,241,053

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$ -	$ -	$ -
Income taxes	-	-	-
Non-cash investing and financing activities:
Shares issued pursuant to resource property option agreement	-	-	158,360
Change in Accounts payable related to Investing activities	549,759	148,872	-
Reclassification of contributed surplus on exercise of options and brokers' warrants (note 6(e))	1,959,664	381,249	296,181
Warrants issued for services: Share issue costs (note 6(b))	523,924	-	378,839

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Consolidated Schedule of Resource Property Costs Years ended March 31, 2010 and 2009	Expressed in Canadian Dollars

	Ghana

	Esaase	Asumura	Total

Balance, March 31, 2008	$ 14,508,394	$ 4,596,175	$ 19,104,569

Acquisition costs:
Cash	195,569	41,592	237,161

Deferred exploration costs:
Assays	654,647	213,257	867,904
Consulting	515,622	86,278	601,900
Drilling	6,212,649	480,600	6,693,249
Equipment and related costs	581,870	188,397	770,267
Field supplies	241,204	67,261	308,465
Geological fees and expenses	146,845	10,678	157,523
Office and miscellaneous	79,127	19,312	98,439
Property maintenance	(5,705)	-	(5,705)
Stock-based compensation	136,411	-	136,411
Travel and accommodation	153,358	10,258	163,616
Wages and salaries	968,380	426,362	1,394,742

	9,684,408	1,502,403	11,186,811
Less: write-off of property costs	-	(170,596)	(170,596)

Balance, March 31, 2009	24,388,371	5,969,574	30,357,945

Acquisition costs:
Cash	-	-	-

Deferred exploration costs
Assays	935,740	29,880	965,620
Consulting	178,467	35,197	213,664
Drilling	4,630,626	43,877	4,674,503
Engineering	471,950	-	471,950
Equipment and related costs	423,860	25,557	449,417
Field supplies	264,499	44,542	309,041
Geological fees and expenses	271,944	-	271,944
Office and miscellaneous	192,901	23,620	216,521
Property maintenance	137,939	22,889	160,828
Stock-based compensation	839,198	-	839,198
Travel and accommodation	442,553	26,794	469,347
Wages and salaries	1,553,169	169,981	1,723,150

	10,342,846	422,337	10,765,183
Balance, March 31, 2010	$ 34,731,217	$ 6,391,911	$ 41,123,128

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 1 Years ended March 31, 2010, 2009 and 2008	Expressed in Canadian Dollars

1.     Nature of operations

Keegan Resources Inc. ("Keegan" or the "Company") was incorporated on September 23, 1999 under the laws of British Columbia.  The Company is in the exploration stage and is focused on advancing its principal property, the Esaase Gold Project to commercial production. In addition to its principal project, the Company holds a portfolio of other Ghanaian gold concessions in various stages of exploration.

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

The recoverability of amounts shown for resource properties and deferred exploration costs and the Company's ability to continue as a going concern is dependent upon the discovery of economically recoverable reserves, continuation of the Company's interest in the underlying resource claims, the ability of the Company to obtain necessary financing to complete their development and upon future profitable production or proceeds from the disposition thereof. The amounts shown as resource properties and deferred exploration costs represent net costs to date, less amounts amortized and/or written-off, and do not necessarily represent present or future values.

2.     Significant accounting policies

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgment within the framework of the significant accounting policies summarized below.

(a)     Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Quicksilver Ventures (Nevada) Inc. and Keegan Resources Ghana Limited ("Keegan Ghana"). All significant intercompany amounts and transactions have been eliminated on consolidation.

(b)     Financial instruments

i.     Financial assets and financial liabilities

The Company's financial instruments are comprised of cash and cash equivalents, receivables and accounts payable and accrued liabilities. Financial instruments are measured and classified as follows:

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

    Derivatives embedded in other financial instruments or non-financial contracts (the "host instrument") are treated as separate derivatives with fair value changes recognized in the statement of operations when their economic characteristics and risks are not clearly and closely related to those of the host instrument, and the combined instrument or contract is not held for trading. There were no embedded derivatives identified in a review of the Company's contracts. Free-standing derivatives that meet the definition of an asset or liability are measured at their fair value and reported in the Company's financial statements.

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

2.     Significant accounting policies (continued)

(e)     Resource properties and deferred exploration costs

The Company accounts for resource property costs in accordance with the Canadian Institute of Chartered Accountants Handbook Section 3061, "Property, plant and equipment" ("CICA 3061"), and Emerging Issues Committee abstract 174, "Mining Exploration Costs" ("EIC-174"). CICA 3061 provides for the capitalization of the acquisition and exploration costs of a resource property where such costs are considered to have the characteristics of property, plant and equipment. EIC-174 provides that a mining enterprise is not precluded from considering exploration costs to have the characteristics of property, plant and equipment when it has not established resource reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flow from the property.

The fair value of resource properties acquired in exchange for the issuance of the Company's shares is determined by the trading price of the Company's shares on the date the shares were issued.

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

2.     Significant accounting policies (continued)

(g)     Comprehensive loss

Comprehensive income consists of net loss and other comprehensive income ("OCI"). OCI represents changes in shareholders' equity during a period arising from transactions and other events with non-owner sources. For the period covered by these financial statements comprehensive loss and net loss are the same.

(h)     Foreign currency translation

The Company's functional currency is the Canadian dollar. Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary items are translated at exchange rates prevailing when the assets were acquired or the obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date. Exchange gains or losses arising on foreign currency translation were charged to the Statement of Operations during the period.

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

2.     Significant accounting policies (continued)

(k)     Adoption of New Accounting Policies

The Company has adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA").

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

ii.     Goodwill and intangible assets

Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3064, Goodwill and Intangible Assets ("Section 3064") replaces CICA Handbook Section 3062, Goodwill and Intangible Assets and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. CICA Handbook Section 1000, Financial Statement Concepts is amended to clarify criteria for recognition of an asset. CICA Handbook Section 3450, Research and Development Costs is replaced by guidance in Section 3064. EIC 27 Revenues and Expenditures During the Pre-Operating Period is no longer applicable for entities that have adopted Section 3064. A number of other EIC abstracts have consequential amendments. CICA Accounting Guideline 11 Enterprises in the Development Stage is also amended to delete references to deferred costs and to provide guidance on development costs as intangible assets under CICA 3064. The adoption of this Section did not result in a material impact on the Company's consolidated financial statements.

iii.     Mining exploration costs

EIC abstract 174, Mining Exploration Costs ("EIC-174"), which supersedes EIC abstract 126, Accounting by Mining Enterprises for Exploration Costs, provides guidance for mining exploration entities on the capitalization of exploration costs and the review of exploration costs for impairment. EIC-174 is applicable for the Company's interim and annual consolidated financial statements for its fiscal year ending March 31, 2010, with retrospective application. The application of EIC-174 did not result in a material impact on the Company's consolidated financial statements.

iv.     Financial instruments - disclosures

The CICA amended Handbook Section 3862 - "Financial Instruments - Disclosures" ("Section 3862") to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements for publicly accountable enterprises. The amendments have been incorporated into the Company's consolidated financial statements for its fiscal year ended March 31, 2010.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 6 Years ended March 31, 2010, 2009 and 2008	Expressed in Canadian Dollars

2.     Significant accounting policies (continued)

(k)     Adoption of New Accounting Policies

v.     Financial instruments - recognition and measurement

The CICA amended Handbook Section 3855 - "Financial Instruments - Recognition and Measurement" ("Section 3855"). Section 3855 was amended to provide additional guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category, amend the definition of loans and receivables, amend the categories of financial assets into which debt instruments are required or permitted to be classified, amend the impairment guidance for held-to-maturity debt instruments and require reversal of impairment losses on available-for-sale debt instruments when conditions have changed. The additional guidance on assessment of embedded derivatives is applicable for reclassifications made on or after July 1, 2009. All other amendments are applicable as of April 1, 2009. The adoption of these amendments did not result in a material impact on the Company's consolidated financial statements.

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

ii.     Consolidations and non-controlling interests

CICA Handbook Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests, replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS standard, International Accounting Standards ("IAS") 27 (Revised), Consolidated and Separate Financial Statements. The sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted. The Company expects to adopt this standard on April 1, 2011.

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

3.     Short-term Investments

As at March 31, 2010 and 2009, short-term investments consist of Guaranteed Investment Certificates ("GICs") held at a Canadian brokerage firm. As at March 31, 2010 and 2009, the fair value of the short-term investments approximated their respective carrying values.

March 31, 2010
Maturity	Interest rate	Carrying value

December 13, 2010	0.60%	22,000,000

Short-term investments		$ 22,000,000

March 31, 2009
Maturity	Interest rate	Carrying value

May 28, 2009	3.15%	$ 1,000,000

Short-term investments		$ 1,000,000

4.     Furniture, equipment and leasehold improvements

March 31, 2010	Cost	Accumulated amortization	Net book value

Furniture and equipment	180,241	43,628	136,613
Computers	132,921	39,426	93,495
Leasehold improvements	113,875	25,751	88,134

	$ 427,037	$ 108,795	$ 318,242

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 8 Years ended March 31, 2010, 2009 and 2008	Expressed in Canadian Dollars

4.     Furniture, equipment and leasehold improvements (continued)

March 31, 2009	Cost	Accumulated amortization	Net book value

Furniture and equipment	$ 142,639	$ 45,096	$ 97,543
Computers	65,365	29,467	35,898
Leasehold improvements	83,933	14,306	69,627

	$ 291,937	$ 88,869	$ 203,068

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

(a)     Esaase Gold Property

On May 3, 2006, the Company entered into an option agreement with Sametro Co. Ltd. ("Sametro") to purchase a 100% interest in the Esaase gold property in southwest Ghana, subject to the underlying 10% interest, 3% NSR of the Ghanaian government in all mining projects in Ghana, and a 0.5% NSR owed to the Bonte Liquidation Committee. Under the terms of the agreement, the Company was to make a series of cash payments totaling US$890,000, issue 780,000 common shares and incur minimum exploration expenditures of US$2,250,000 over a three year period.

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

5.     Resource properties and deferred exploration costs (continued)

(b)      Asumura Gold Project

The Company entered into an option agreement with GTE Ventures Limited ("GTE") dated February 18, 2005 and subsequently amended, through which it acquired an undivided 100% private interest in the Asumura Reconnaissance Concession ("Asumura property") located in the Republic of Ghana, West Africa.

The Asumura property is subject to a 3.5% NSR royalty; 50% of which may be purchased for US$2,000,000 from GTE and the remaining 50% may be purchased for an additional US$4,000,000. If the property is converted to a Mining License, in accordance with Ghanaian law, it will become subject to a 3-6% NSR (3% is the standard amount) and 10% ownership by the Ghanaian government.

On March 27, 2008, the Company entered into an option agreement with Mt. Olives Goldfields, Ltd. ("Mt. Olives") to earn a 100% ownership of the Mt. Olives Reconnaissance Concession located in Ghana. Under the option agreement, the Company was required to pay US$70,000 upon signing of the agreement and US$300,000 over a four year period. In addition, the Company will pay US$80,000 when the full interest is earned and title to the property is transferred in the Company's name. Under the agreement, the Company was required to expend US$500,000 in work commitments over a four year period. During the year ended March 31, 2009, the Company decided not to pursue its option agreement on the Mt. Olives concession and as a result, $170,596 in acquisition and deferred exploration expenditures were written-off.

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

During the year ended March 31, 2010, an aggregate of 162,667 common shares were issued for gross proceeds of $504,268 on exercise of broker's warrants. In addition, a reclassification of $213,078 from contributed surplus to share capital was recorded on the exercise of these options.

During the year ended March 31, 2009, 263,905 common shares were issued for gross proceeds of $242,793 on exercise of options. In addition, a reclassification of $152,674 from contributed surplus to share capital was recorded on the exercise of these options.

During the year ended March 31, 2009, an aggregate of 773,000 common shares were issued for gross proceeds of $1,982,700 on exercise of warrants and broker's warrants. In addition, a reclassification of $228,575 from contributed surplus to share capital was recorded on the exercise of broker's warrants.

During the year ended March 31, 2008, the Company issued 40,000 shares with a fair value of $3.65 per share and 4,000 shares with a fair value of $3.09 per share pursuant to the Esaase property option agreement (note 5(a)). The shares issued on acquisition of resources properties fair value was determined by the trading price of the Company's shares on the date they were issued.

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

6.     Share capital (continued)

(b)     Issued and outstanding common shares (continued)

During the year ended March 31, 2008, an aggregate of 1,115,470 common shares were issued for gross proceeds of $2,033,528 on exercise of warrants and broker's warrants. In addition, a reclassification of $180,477 from contributed surplus to share capital was recorded on the exercise of broker's warrants.

During the year ended March 31, 2008, 200,000 common shares were issued for gross proceeds of $184,000 on exercise of options. In addition, a reclassification of $115,704 from contributed surplus to share capital was recorded on the exercise of these options.

(c)     Stock options

The Company maintains a rolling stock option plan providing for the issuance of stock options up to 10% of the Company's issued and outstanding common shares. The Company may grant from time to time options to its directors, officers, employees and other service providers. The options vest 25% on the date of the grant and 12 ½ % every three months thereafter for a total vesting period of 18 months.

As summary of the status of options granted under the Company's stock option plan for the three years ended March 31, 2010 is presented below:

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

During the year ended March 31, 2010, under the fair-value-based method, $2,099,085 (2009 - $586,652; 2008 - $1,710,911) in stock-based compensation expense was recorded in the statements of operations, comprehensive loss and deficit and $839,198 (2009 - 136,411; $2008 - $643,488) was capitalized to resource properties for stock options granted to directors, employees and consultants of the Company.

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

The fair value of $523,924 of the brokers' warrants issued during the year ended March 31, 2010 (2009 - $nil; 2008 - $378,839) was included in share issuance costs.

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

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 15 Years ended March 31, 2010, 2009 and 2008	Expressed in Canadian Dollars

6.     Share capital (continued)

(e)     Contributed surplus

	2010	2009	2008

Balance, beginning of year	$ 6,580,224	$ 6,238,410	$ 3,801,353
Stock-based compensation	2,938,283	723,063	2,354,399
Brokers' warrants issued	523,924	-	378,839
Transferred to share capital for the exercise of options and brokers' warrants	(1,959,664)	(381,249)	(296,181)

Balance, end of year	$ 8,082,767	$ 6,580,224	$ 6,238,410

(f)     Shareholder rights plan

The Directors of the Company approved the adoption of a shareholder rights plan (the "Rights Plan"). The objective of the Board of Directors in adopting this Plan is to achieve full and fair value for the Company's shareholders in the event of an unsolicited take-over bid for the Company.

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

During the year ended March 31, 2010, the Company paid directors' fees of $46,425 (2009 - 21,600; 2008 - $6,000) to certain directors and a former director of the Company.

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

$ 204,420

On May 20, 2010, the Company negotiated the cancellation of its existing lease commitment set to expire on November 30, 2013. In its place, the Company signed a letter of guarantee over the premises and transferred the lease plus an extension of the lease to May 31, 2015 to Universal Mineral Services Ltd. ("UMS"). The amount guaranteed are the monthly rent payments of $ 23,767 plus operating costs over the term of the lease.

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

The significant components of the Company's future income tax assets are as follows:

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

10.     Contingencies

Keegan Resources Ghana Ltd.  was named jointly with the Ghana Minerals Commission as a co-defendant in a legal suit by the company that had originally optioned the Esaase gold property to the Company. The Plaintiff is alleging certain irregularities in connection with the closing of the option resulting in Keegan Ghana's acquisition of the Esaase gold property and the issuing of the requisite regulatory approvals under Ghanaian Law. Keegan Ghana has refuted the allegations on grounds that it had at all material times acted legally and in good faith and has therefore filed a defense and counter-claim against the Plaintiff. The Company is of the view after discussion with Ghanaian Counsel that the allegations are totally without legal merit and will be vigorously defended. The Ghana Minerals Commission has also denied the allegations and filed a defense to the suit. The Company's potential liability for damages, if any, is currently not determinable.

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

12.     Financial instruments

As at March 31, 2010, the Company's financial instruments consist of cash and cash equivalents, short-term investments, receivables, and accounts payable and accrued liabilities.

As introduced by the amendments to Section 3862, the following table summarizes the designation and fair value hierarchy under which the Company's financial instruments are valued:

Level 1 - fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 - fair values based on inputs for the asset or liability that are not based on observable market data.

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

Unless otherwise noted, it is management's opinion that the Company is not exposed to significant credit, liquidity, or market risks arising from these financial instruments. The risk exposure is summarized as follows:

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

(b)      Liquidity risk

The Company's approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. As at March 31, 2010, the Company had a cash and cash equivalents balance of $26,712,372 and short-term investments of $22,000,000 to settle current liabilities of $1,147,811 that mainly consist of accounts payable that are considered short term and settled within 30 days.

(c)      Market risk

i.     Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company's cash and cash equivalents attract interest at floating rates and have maturities of 90 days or less. The interest is typical of Canadian banking rates, which are at present low, however the conservative investment strategy mitigates the risk of deterioration to the investment. A change of 100 basis points in the interest rates would not be material to the financial statements.

ii.     Foreign currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in Canada and Ghana and holds cash in Canadian, United States and Ghanaian Cedi currencies in line with forecasted expenditures. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Ghanaian Cedi could have an effect on the Company's results of operations, financial position or cash flows. At March 31, 2010, the Company had no hedging agreements in place with respect to foreign exchange rates.

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

The properties in which the Company currently has an interest in are in the exploration stage, as such, the Company does not recognize revenue from its exploration properties. The Company's historical sources of capital have consisted of the sale of equity securities and interest income. In order for the Company to carry out planned exploration and development and pay for administrative costs, the Company will spend its working capital and raise additional amounts externally as needed.

The Company has policies and procedures in place for employee and officer expenditure authorization limits and capital expenditure authorization. Capital expenditures of $1,500,000 or more require approval by the Board of Directors. Management reviews its capital management approach on an ongoing basis and believes this approach, given the size of the Company, is reasonable.

There were no changes in the Company's management of capital during the year ended March 31, 2010.

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

15.     United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian GAAP. A description of US GAAP and practices prescribed by the US Securities and Exchange Commission (collectively US GAAP) that result in material measurement differences from Canadian GAAP are as follows:

(a)     Resource properties and deferred exploration costs

Under Canadian GAAP, the Company's accounting policy is to defer all expenditures related to mineral property exploration and development. Both Canadian and US GAAP require that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. US GAAP requires mineral property exploration and land use costs to be charged to operations as incurred until economically proven and probable mineral reserves have been established and a final feasibility study has been completed. Accordingly, for all periods presented, the Company has expensed all mineral property exploration and land use costs for US GAAP purposes. The costs remaining for US GAAP purposes, if any, relate to mineral property acquisition costs under which the Company acquired an ownership interest in a given mineral property.

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

15.     United States generally accepted accounting principles (continued)

(b)     Accounting for uncertainty in income taxes

In July 2006, the FASB issued an interpretation of ASC 740 -- Income Taxes ("ASC 740") which addresses the accounting for uncertainty in income taxes. This interpretation clarifies the accounting for income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition.

The Company is subject to income taxes in Canada and the Republic of Ghana. The tax years of major tax jurisdictions which remain subject to examination as of March 31, 2010 are as follows:

Canada	2003 to 2010
Ghana	2006 to 2010

(c)          Stock-based compensation

The Company applies ASC 718-20, a revision to SFAS 123 "Accounting for Stock-Based compensation". ASC 718-20 requires the Company to recognize in the statement of operations the grant date fair value of share-based compensation awards granted to employees over the requisite service period.

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

The aggregate intrinsic value represents the difference between the Company's closing stock price on March 31, 2010 and the exercise price of the award, multiplied by the number of in-the-money options.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 23 Years ended March 31, 2010, 2009 and 2008	Expressed in Canadian Dollars

15.     United States generally accepted accounting principles (continued)

(d)     Adoption of New Accounting Policies

i.     Financial Accounting Standards Board's Codification of US GAAP

On July 1, 2009, the FASB's Codification of US GAAP (the "Codification") was issued to create a consolidated reference source for all authoritative non-governmental US GAAP. The Codification was not intended to change US GAAP, but rather reorganize existing guidance by accounting topic to allow easier identification of applicable standards. References in the Company's consolidated financial statements to US GAAP have been updated to reflect the Codification.

ii.     Business combinations

In December 2007, the FASB issued ASC 805 -- Business Combinations ("ASC 805") (formerly referred to as FAS 141R) which is effective for fiscal years beginning after December 15, 2008. ASC 805, which will replace FAS 141, is applicable to business combinations consummated after the effective date of December 15, 2008. This Standard modifies the accounting of certain aspects of business combinations. The adoption of ASC 805 did not have a material impact on the Company's consolidated financial statements.

iii.     Non-controlling interests

In December 2007, the FASB also issued ASC 810 - Non-controlling Interests in Consolidated Financial Statements ("ASC 810"). ASC 810 will change the accounting and reporting for minority interests, which will be re-characterized as non-controlling interests and classified as a component of equity. ASC 810 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008 and interim periods within those fiscal years. The adoption of ASC 810 did not have a material impact on the Company's consolidated financial statements.

iv.     Derivative Instruments and Hedging Activities

In March 2008, the FASB issued ASC 815" Disclosures about Derivative Instruments and Hedging Activities" ("ASC 815"). This Statement requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption.  The adoption of ASC 815 did not have a material impact on the Company's consolidated financial statements.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 24 Years ended March 31, 2010, 2009 and 2008	Expressed in Canadian Dollars

15.     United States generally accepted accounting principles (continued)

(d)     Adoption of New Accounting Policies (continued)

v.     Subsequent events

In May 2009, the FASB issued ASC 855, "Subsequent Events" ("ASC 855"). This Statement established general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this Statement details the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and the disclosures that an entity should make about events or transactions that occur after the balance sheet date. The adoption of ASC 855 did not have a material impact on the Company's consolidated financial statements.

vi.     The Fair Value Measurement of Liabilities

In August 2009, the FASB issued ASU 2009-05 "Measuring Liabilities at Fair Value" ("ASU 2009-05"), which provides amendments to Subtopic 820-10 "Fair Value Measurements and Disclosures -- Overall" and is effective prospectively for interim periods beginning after October 1, 2009 for the Company. ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one of the valuation techniques that uses (a) the quoted price of the identical liability when traded as asset; (b) quoted prices for similar liabilities when traded as assets; or another valuation technique that is consistent with the principles of Topic 820 "Fair Value Measurements and Disclosures". Therefore, the fair value of the liability shall reflect non-performance risk, including but not limited to a reporting entity's own credit risk.  ASU 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of liability. The adoption of ASU 2009-05 did not have a material impact on the Company's consolidated financial statements.

vii.     Equity method investees

Effective January 1, 2009 the Company adopted the FASB's guidance on equity method investment accounting considerations which is included in ASC 323 -- Investments -- Equity Method and Joint Ventures and applicable for fiscal years beginning on or after December 15, 2008. The guidance indicates when investments accounted for using the equity method are impaired and the appropriate initial measurement and accounting for subsequent changes in ownership percentages. The adoption of this guidance did not result in a material impact to the Company's consolidated financial statements.

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

15. United States generally accepted accounting principles (continued)

(e)      Recent Accounting Pronouncements Issued But Not Yet Implemented

i.     Accounting of Transfers of Financial Assets an amendment of FASB No. 140

In June 2009, FASB issued Statement No. 166, Accounting of Transfers of Financial Assets an amendment of FASB No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.  This statement is now known as ASC 860. This Statement improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. The Board undertook this project to address (1) practices that have developed since the issuance of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, that are not consistent with the original intent and key requirements of that Statement and (2) concerns of financial statement users that many of the financial assets (and related obligations) that have been derecognized should continue to be reported in the financial statements of transferors.  This Statement must be applied as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited.  The Company is assessing the impact of the new standard.

ii.     Variable interest entities an Amendment to FASB Interpretation No.46(R)

In June 2009, FASB issued Statement No. 167, Amendment to FASB Interpretation No.46(R). This Statement improves financial reporting by enterprises involved with variable interest entities. The Board undertook this project to address (1) the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, as a result of the elimination of the qualifying special-purpose entity concept in FASB Statement No. 166, Accounting for Transfers of Financial Assets, and (2) constituent concerns about the application of certain key provisions of Interpretation 46(R), including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise's involvement in a variable interest entity.  This Statement shall be effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited.  The Company is assessing the impact of the new standard.

(f)     Reconciliation

The effect of the above measurement differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the consolidated balance sheets and statements of operations, comprehensive loss and deficit and cash flows is summarized as follows:

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 26 Years ended March 31, 2010, 2009 and 2008	Expressed in Canadian Dollars

15.     United States generally accepted accounting principles (continued)

(f)     Reconciliation (continued)

Reconciliation of losses reported to US GAAP:

	2010	2009	2008

Net loss and comprehensive loss as reported in accordance with Canadian GAAP	$(6,972,686)	$(4,176,396)	$(4,316,042)
Adjustments:
Mineral property exploration costs (note 15(a))	(10,765,183)	(11,057,807)	(10,232,744)

Net loss and comprehensive loss under US GAAP	$(17,737,869)	$(15,234,203)	$(14,548,786)

Net loss per share under US GAAP	$(0.47)	$(0.54)	$(0.59)

Reconciliation of total assets, liabilities and shareholders' equity to US GAAP:

	2010	2009

Total assets under Canadian GAAP	$90,533,972	$33,717,800
Adjustments:
Mineral property exploration costs (note 15(a))	(38,148,337)	(27,383,154)

Total assets under US GAAP	$52,385,635	$6,334,646

Total liabilities under Canadian and US GAAP	$1,147,811	$652,656

Total shareholders' equity under Canadian GAAP	89,386,161	33,065,144
Adjustments:
Mineral property exploration costs (note 15(a))	(38,148,337)	(27,383,154)

Total shareholders' equity under US GAAP	51,237,824	5,681,990

Total liabilities and shareholders' equity under US GAAP	$52,385,635	$6,334,646

Reconciliation of consolidated statements of cash flows under US GAAP:

	2010	2009	2008

Cash used in operating activities under Canadian GAAP	$(4,271,600)	$(3,207,108)	$(2,382,527)
Adjustments:
Mineral property exploration costs (note 15(a))	(9,386,875)	(10,901,528)	(9,861,207)

Cash used in operating activities under US GAAP	$(13,658,475)	$(14,108,636)	$(12,243,734)

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 27 Years ended March 31, 2010, 2009 and 2008	Expressed in Canadian Dollars

15.     United States generally accepted accounting principles (continued)

(f)     Reconciliation (continued)

	2010	2009	2008

Cash used in investing activities under Canadian GAAP	$(30,583,626)	$(12,258,320)	$(11,487,391)
Adjustments:
Mineral property exploration costs (note 15(a))	9,368,875	10,901,528	9,861,207

Cash used in investing activities under US GAAP	$(21,214,751)	$(1,356,792)	$(1,626,184)

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf .

Dated: April 20, 2011	By:/s/ Maurice Tagami_______ Maurice Tagami, President and CEO