Form 20-F
period 2011-03-31
Keegan Resources Inc.
filed 2011-06-29
CIK 1377757

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F
Annual Report

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2011

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

Greg McCunn, (604) 683-8193greg.mccunn@keeganresources.com
(Name, telephone and email of company contact)

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report. 74,884,588 common shares at March 31, 2011.

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

Large accelerated filer [  ]  Accelerated filer [X ]  Non-accelerated filer [ ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP    ☐                             International Financial Reporting Standards as issued
                                               by the International Accounting Standards Board     ☐                                                                                     Other  ☒

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

Item 3.A                 Selected Financial Data

The following table presents selected financial data derived from our audited financial statements for the fiscal years ended March 31, 2011, 2010, 2009, 2008 and 2007.  You should read this information in conjunction with our audited financial statements and related notes, as well as Item 4: “Information on the Company” and Item 5: “Operating and Financial Review and Prospects” of this annual report.

Our financial statements have been prepared in accordance with Canadian GAAP in Canadian dollars.  Note 16 to the annual financial statements included herein provides descriptions of material measurement differences between Canadian GAAP and US GAAP as they relate to us and a reconciliation of our financial statements to US GAAP.

Table No. 3
Selected Financial Data
(CDN$ in 000, except per share data)

	Year Ended March 31, 2011	Year Ended March 31, 2010	Year Ended March 31, 2009	Year Ended March 31, 2008	Year Ended March 31, 2007
CANADIAN GAAP
Revenue	Nil	Nil	Nil	Nil	Nil
Expenses	($12,785)	($6,943)	($3,619)	($4,170)	($3,641)
Other Income (Expenses)	($126)	($30)	($557)	($146)	($740)
Loss for the Period	($12,910)	($6,973)	($4,176)	($4,316)	($4,381)
Loss Per Share	($0.26)	($0.18)	($0.15)	($0.17)	($0.28)
Wtg. Avg. Shares (000)	49,178	38,019	28,233	24,605	15,595
Period-End Shares (000)	74,885	45,047	28,505	27,468	22,808
Working Capital	$224,459	$47,995	$2,504	$15,064	$13,907
Resource Properties	$74,843	$41,123	$30,358	$19,105	$7,198
Long-Term Debt	Nil	Nil	Nil	Nil	Nil
Capital Stock	314,408	$104,887	$43,096	$40,489	$25,459
Shareholders’ Equity	$295,077	$89,386	$33,065	$34,293	$21,142
Total Assets	$304,916	$90,534	$33,718	$34,670	$21,494

US GAAP
Net Loss	($44,988)	($17,738)	($15,234)	($14,549)	($9,661)
Loss Per Share	($0.91)	($0.47)	($0.54)	($0.59)	($0.62)
Resource Properties	$4,165	$2,975	$2,975	$2,779	$1,105
Shareholders’ Equity	$224,379	$51,238	$5,682	$17,968	$15,049
Total Assets	$234,218	$52,386	$6,335	$18,344	$15,401

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

Exchange Rates

The following tables present for the periods indicated, certain rates of exchange for Canadian dollars in terms of U.S. dollars (based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York):

Table No. 4
U.S. Dollar/Canadian Dollar

Period	Average	High	Low	Close
Fiscal Year Ended March 31, 2011	$0.93	$1.03	$1.00	$1.02
Fiscal Year Ended March 31, 2010	$1.09	$1.26	$1.01	$1.02
Fiscal Year Ended March 31, 2009	$1.13	$1.30	$0.98	$1.26
Fiscal Year Ended March 31, 2008	$1.03	$1.16	$0.92	$1.03
Fiscal Year Ended March 31, 2007	$1.14	$1.19	$1.10	$1.15

	Dec. 2010	Jan. 2011	Feb. 2011	Mar. 2011	Apr. 2011	May 2011
Average	$1.01	$0.99	$0.99	$0.98	$0.96	$0.97
High	$1.02	$1.00	$1.00	$0.99	$0.97	$0.98
Low	$1.00	$0.99	$0.97	$0.97	$0.96	$0.95
Close	$1.00	$1.00	$0.97	$0.97	$0.95	$0.97

The rate of exchange for the Canadian dollar to the U.S. dollar on May 31, 2011 was US$1.00 = 0.97 Cdn$.

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

Because the success of Keegan is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. There are 6,213,750 share purchase options outstanding as at March 31, 2011, which, if exercised, would result in an additional 6,213,750 common shares being issued and outstanding. (See “Table No. 8 Stock Option Grants under Item 6.B Compensation”).

Keegan is dependent on key personnel and the absence of any of these individuals could result in the Company having to cease operations.

While engaged in the business of exploring mineral properties, the nature of Keegan’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  Keegan’s growth will depend, on the efforts of its Senior Management, particularly its Executive Chairman, Shawn Wallace, its Chief Executive Officer and President, Maurice Tagami, its Chief Financial Officer, Greg McCunn and its Board of Directors that includes Marcel DeGroot, Daniel McCoy, Robert McLeod, Gordon Fretwell, and Keith Minty in addition to Shawn Wallace and Maurice Tagami. Keegan does not carry key-man insurance on any individuals.

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

As a foreign private issuer, Keegan and its insiders are exempt from certain requirements of the Exchange Act, which may result in shareholders having access to less information or information on a less timely basis in comparison to U.S. domestic issuers.

As a foreign private issuer, Keegan is exempt from the proxy solicitation rules promulgated under section 14 of the Exchange Act, and its insiders are exempt from the requirement to file statements of beneficial ownership of the Company’s securities under section 16 of the Exchange Act.  Although Keegan is required to prepare proxy materials in connection with meetings of its shareholders under applicable Canadian securities laws, the disclosure in such materials may not be comparable to disclosure required to be included proxy statements prepared by U.S. domestic issuers on Schedule 14A.  Any proxy materials prepared by Keegan are required to be filed with applicable securities commissions or similar regulatory authorities in Canada on the System for Electronic Document Analysis and Retrieval (commonly known as “SEDAR”), an electronic database maintained on behalf of the Canadian provincial securities regulators, but are only required to be furnished to the SEC on Form 6-K.

Keegan’s insiders are required to file insider reports with applicable securities commissions or similar regulatory authorities in Canada on the System for Electronic Disclosure by Insiders (commonly known as “SEDI”), an electronic database maintained on behalf of the Canadian provincial securities regulators.  However, the disclosure in such insider reports may not be comparable to, nor as timely as, disclosure contained in statements of beneficial ownership of securities on Forms 3 and Form 4 prescribed pursuant to section 16 of the Exchange Act.

The Company is likely a “passive foreign investment company” which will likely have adverse U.S. federal income tax consequences for U.S. shareholders.

U.S. shareholders should be aware that the Company believes it was classified as a passive foreign investment company (“PFIC”) during the tax year ended March 31, 2011, and may be a PFIC in future tax years.  If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the common shares.  A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders.  However, U.S. shareholders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election.  Thus, U.S. shareholders may not be able to make a QEF Election with respect to their common shares.  A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein.  This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations.”  Each U.S. shareholder should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the ownership and disposition of common shares.

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

On January 2, 2008, the Company’s common shares began trading on the American Stock Exchange (now the NYSE Amex Equities Exchange). On December 22, 2008, the Company graduated from the TSX Venture Exchange (the “TSX-V”) to the Toronto Stock Exchange (the “TSX”) and commenced trading under the trading symbol “KGN”.

For the purposes of the United States regulatory requirements and United States Generally Accepted Accounting Principles, Keegan is considered to be an exploration stage company.

As at March 31, 2011, the Company has mining interests in West Africa (see “Item 4.D Property, Plant and Equipment”).

Corporate Development

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

On March 11, 2005, Keegan announced that it had entered into an option agreement with GTE Ventures Limited, an unrelated privately held Ghanaian company, to acquire the Asumura gold project located in West Ghana (the “Asumura Property”).  The option agreement allowed Keegan to acquire 100% of the private interest in the Asumura Property, subject to a 3.5% net smelter return (“NSR”) royalty, 50% of which could be purchased by Keegan for US$2,000,000, Keegan’s interest could be earned by performing work expenditures totaling US$1,000,000, delivering cash payments totaling US$100,000 and delivering shares of Keegan totaling US$100,000 in value over a period of three years.  During the year ended March 31, 2008, the Company acquired an option to purchase the remaining 50% of the NSR royalty for an additional US$4,000,000.  Keegan’s interest in the Asumura Property is also subject to the government of Ghana’s 10% carried interest. See “Item 4.D Property, Plant and Equipment - Asumura Property”.

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

In 2007, Keegan terminated its interests under two option agreements that it had entered into in 2005 with respect to mineral properties in Nevada, in order to focus on its properties in Ghana.  During the fiscal year ended March 31, 2006, Keegan had terminated its option on a third mineral property in Nevada, also acquired in 2005, after the results of preliminary exploration work indicated that further work was not warranted on the property.

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

Financings

The Company has financed its operations through funds raised in public/private placements of common shares and shares issued upon exercise of stock options and share purchase warrants. Over the past three fiscal years, the Company raised funds through the issuance of the following common shares:

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount
Fiscal 2008	Private Placement, net of share issue costs	3,300,000	$12,358,089
	Exercise of share purchase warrants	1,115,470	$2,033,528
	Exercise of share purchase options	200,000	$184,000
Fiscal 2009	Exercise of share purchase warrants	773,000	$1,982,700
	Exercise of share purchase options	263,905	$242,793
Fiscal 2010	Bought deal share offering, net of share issue costs	8,000,000	$18,059,533
	Brokered private placement, net of share issue costs	7,015,000	$39,003,739
	Exercise of share purchase warrants	162,667	$504,268
	Exercise of share purchase options	1,289,903	$2,301,880
Fiscal 2011	Bought deal share offering, net of share issue costs	28,405,000	$202,184,925
	Exercise of share purchase warrants	237,333	735,732
	Exercise of share purchase options	1,195,132	3,704,178

Capital Expenditures

The Company’s principal capital expenditures (there have been no material divestitures) over the three fiscal years ended March 31, 2011 are as follows:

Year	Resource property acquisition costs	Deferred exploration costs	Furniture, equipment and leasehold improvements	Total
2009	$237,161	$10,901,528	$119,631	$11,258,320
2010 2011	$nil $639,220	$9,319,015 $21,238,903	$214,751 $320,843	$9,533,766 $22,198,966

Item 4.B                 Business Overview

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

Plan of Operations

Our plan of operations for the next 12 months is to:

(a)	complete the pre-feasibility and feasibility studies for the Esaase Gold project;

(b)
continue exploration at Esaase to add to the existing resource estimates and convert additional resources to an indicated resources category.  Exploration will consist of reverse circulation and core drilling of current exploration and resource extension targets including down dip on the deposit, with-in the Dawohodo concession and along the B and D zones to the north east of the deposit;

(c)	commence detailed engineering studies for the ultimate design and operation of facilities at Esaase and review potential purchases for long-lead capital purchases;

(d)	continue working with local communities, the Ghanaian government and the EPA to both advance community relations and the permitting of the Esaase project.

Source of Funds for Fiscal 2012

Keegan’s primary source of funds since incorporation has been through the issuance of common shares.

As at March 31, 2011, the Company had cash and cash equivalents of $229,144,989. The Company believes it currently has sufficient working capital on hand to meet its expected capital requirements for fiscal 2012 and 2013.  Additional funds may be received through the exercise of currently outstanding common stock warrants and options or through the sale of additional common shares either as a private placement or public common stock offering.

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

Use of Funds for Fiscal 2012

For the Fiscal 2012, the Company has budgeted $5,800,000 for general and administrative expenses and $29,800,000 for property development, exploration and acquisition costs predominantly on the Esaase gold project.

Anticipated Changes to Facilities/Employees

Management of Keegan anticipates adding employees and facilities in the near future as the Company further advances the development of its Esaase Gold project.

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

Item 4.C                      Organization Structure

The consolidated financial statements include the accounts of the Company and the following subsidiaries:

Subsidiary name	Jurisdiction	Ownership

Keegan Resources Ghana Limited	Ghana	90%
Keegan International (Barbados) Inc.	Barbados	100%
Keegan Ghana (Barbados) Inc.	Barbados	100%
Quicksilver Ventures (Nevada) Inc.	Nevada, USA	100%

During the three months ended March 31, 2011, the Company incorporated Keegan International (Barbados) Inc. and Keegan Ghana (Barbados) Inc. as its wholly-owned subsidiaries for the purposes of international tax planning.

Item 4.D                      Property, Plant and Equipment

Although mineral resources have been determined on the Company’s Esaase Property, Keegan’s properties are only exploration stage properties and a substantial amount of capital will have to be spent on each property before management will know if they contain commercially viable mineral deposits.

Keegan’s executive offices are located in rented premises of approximately 10,000 sq. ft. at Suite 600, 1199 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3T5.  Keegan began occupying these facilities on December 1, 2008.

On May 20, 2010, the Company negotiated the cancellation their existing lease commitment set to expire on November 30, 2013.  In its place, the Company signed an extension of the lease to May 31, 2015 that includes the 5,000 additional sq.ft. The monthly rent payments plus operating costs over the term of the lease are approximately $30,000.

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

The Company has met all the above commitments and now has an undivided 100% private interest in the Asumura Property subject to a 3.5% NSR royalty, 50% of which may be purchased for US$2,000,000. If the property is converted to a Mining License, it may become subject to a 5% gross revenue royalty and 10% ownership by the Ghanaian government. 11,270 shares were issued to Hunter Dickinson Inc. as finder’s fees with respect to the original option agreement.

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

Land Status, Existing Agreements and Permits to Work

The Asumura Property currently consists of two exploration concessions:  Fosukrom and Asumura, which together equal 279.4 sq km.  Keegan entered into an agreement with GTE , which allows Keegan to acquire 100% of the private interest in the Asumura Property by performing work expenditures totaling US$1 million, deliver cash payments adding together US$100,000 and delivering shares of Keegan totaling US$100,000 in value over a period of three years. GTE will retain a 3.5% Net Smelter Return, 50% of which may be purchased for US$2 million by Keegan.  The Ghanaian government is also entitled to claim a 5% revenue royalty after the property is converted to a mining license; a 3% has been standard in recent history.  The Ghanaian government is also entitled to participate up to 10% in the project.  During the year ended March 31, 2008, the Company acquired an option to purchase the remaining 50% of the GTE NSR royalty for an additional US$4,000,000.

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

During the second quarter of the fiscal year ending March 31, 2011, the Company initiated its drill program on the Asumura Gold Property. The company spent $1.5 million on Asumura Gold Property for the year ended March 31, 2011 compared to $0.4 million in the same period of the previous fiscal year. A summary of the expenditures for the year ended March 31, 2011 is presented as follows:

Asumura Gold Property Deferred Costs	Three Months June 30, 2010	Three Months Sept 30, 2010	Three Months Dec 31, 2010	Three Months March 31, 2011	Year March 31, 2011
Camp Operations	$78,450	$42,991	$27,498	$32,836	$181,775
Equipment and Infrastructure Costs	6,936	6,351	9,901	6,241	29,429
Exploration Support Costs	67,278	83,046	89,773	56,090	296,187
Exploration Drilling	140,965	320,910	351,214	209,890	1,022,979
Total for the period:	$293,629	$453,298	$478,386	$305,057	$1,530,370
Beginning balance:	6,391,911	6,685,540	7,138,838	7,617,224	6,391,911
Ending balance:	$6,685,540	$7,138,838	$7,617,224	$7,922,281	$7,922,281

Company’s annual budget for the fiscal year ending March 31, 2011 for the Asumura Gold Property was US$1.3 million. At the completion of the program, the Company had incurred expenses in the amount of $143k over the budget due to an extension in the program’s timeline resulting in higher that anticipated overhead costs.

With the completion of the field program in March 2011, management is in the process of reviewing its technical data to determine the next phase for the project.

The budget for the fiscal 2012 exploration program at the Asumura Property is US$72,000. Rock Formations and Mineralization of Potential Economic Significance

The Asumura Property is located on the Ahafo structure, a major fault bounding structure on the NW edge of the Sefwi-Bibiani Greenstone Belt, a well-defined aeromagnetic feature along which many gold occurrences occur. Volcanic and granitic rocks dominate the belts, while basin sedimentary rocks occur outboard to the belt. Approximately 15 km of this tectonic-depositional boundary is contained within the Asumura Concession.  Parallel faults that divide sedimentary and metaclastic rocks of the basin, such as the NW fault are also gold bearing.  The geophysical and gravity maps show that these may be outbound basinal faults related to the same event which formed the Ahafo fault.

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

During the year ended March 31, 2008, the Company purchased 100% private ownership of the Jeni Concession mining lease and exploration rights. The Jeni Concession lies directly to the southwest and contiguous to the Esaase Gold property. In consideration for the acquisition of the mining lease, Keegan paid US$50,000 to the Bonte Liquidation Committee (“BLC”) and US$50,000 to the Minerals Commission of Ghana for the title transfer. The Ghanaian government retains a standard 10% carried interest and 5% revenue royalty and the BLC retains a 0.5% NSR.

Both concessions are governed by mining leases that grant the Ghanaian government a standard 10% carried interest and a 5% royalty and the Bonte Liquidation Committee a 0.5% royalty. Subsequent to the granting of these mining leases, the Ghanaian government amended the royalty scheme in Ghana. (See Ghanaian mining royalties in this section).

For the year ended March 31, 2011, the Company incurred $25.9 million of exploration and development costs on its Esaase Gold Property compared with $10.3 million for the year ended March 31, 2010. These costs were spent on continuing the exploration drill program, further defining the existing resource through infill and exploration drilling and engineering, geotechnical and metallurgical drill programs and development and engineering studies in support of the Company’ pre-feasibility and feasibility studies. In addition, the Company incurred $1.2 million in acquisition costs related to acquiring of a 100% interest in the Dawohodo prospecting concession, an adjacent mineral concession to the Esaase Gold property, and recorded $5.1 million of asset retirement obligation in relation to Jeni concession.  A summary of the expenditures (including non-cash stock-based compensation) for the year ended March 31, 2011 is presented as follows:

Esaase Gold Property Deferred Costs	Three Months	Three Months	Three Months	Three Months	Year
	30-Jun-10	30-Sep-10	31-Dec-10	31-Mar-11	31-Mar-11
Acquisition Costs	$-	$-	$149,861	$1,020,578	$1,170,439

Asset retirement obligation				5,126,210	5,126,210

Camp operations	132,755	166,457	169,878	157,068	626,158
Development support costs	379,072	266,496	537,049	714,175	1,896,792
Equipment and infrastructure costs	457,788	283,859	306,135	194,255	1,242,037
Exploration support costs	1,030,532	954,109	1,137,147	1,633,108	4,754,896
Exploration drilling	1,180,405	2,333,914	1,272,341	207,158	4,993,818
Engineering studies	219,296	314,962	630,065	870,150	2,034,473
Health, safety and environmental studies	174,589	295,013	192,050	537,900	1,199,552
Technical and In-fill Drilling	671,062	293,077	1,005,373	3,651,870	5,621,382
Stock-based compensation	650,555	450,711	814,139	1,608,350	3,523,755
Total for the period:	$4,896,054	$5,358,598	$6,214,038	$15,720,822	$32,189,512
Beginning balance:	34,731,217	39,627,271	44,985,869	51,199,907	34,731,217
Ending balance:	$39,627,271	$44,985,869	$51,199,907	$66,920,729	$66,920,729

The Company continues to rapidly advance its project development studies with the goal to begin mine construction in the calendar year 2012. The Company’s Pre-Feasibility Study on the Esaase Gold Project is planned for completion prior to September 30, 2011; the Company has also initiated field and development work to support a full Feasibility Study to be undertaken with completion expected prior to March 31, 2012.

Acquisition

During the year ended March 31, 2011, the Company made a payment of $ 591,660 (US$ 600,000) plus certain acquisition costs to acquire a 100% interest in the Dawohodo prospecting concession, an adjacent mineral concession to the Esaase Gold property. A further payment of US$ 500,000 is payable pursuant to the agreement.

Free carried interest to the Ghanaian government

Pursuant to the provisions of the Ghanaian statute, effective in the forth quarter of the fiscal year 2011, the Ghanaian government acquired, for zero proceeds, a 10% free carried interest in the rights and obligations of the mineral operations of both Esaase Gold Property and Keegan Resources Ghana Limited (“Keegan Ghana”). Keegan Ghana has reserved for issue 10% of its common shares to the Ghanaian government, and one government representative was appointed to its Board of Directors. The 10% ownership stake represents a non-participating interest where the Ghanaian Government has rights to 10% of the net economic benefits of the Esaase Gold Project but does not have to contribute to its capital investment.

Ghanaian mining royalties

On March 19th, 2010, the government of Ghana amended section 25 of the Minerals and Mining Act of 2006 (Act 703), which stipulates the royalty rates on mineral extraction payable by mining companies in Ghana. The section now states that a holder of a mining lease, restricted mining lease, or small-scale mining license shall pay royalty in respect of minerals obtained from its mining operations to the Republic of Ghana at the rate of 5% of the total revenue earned from minerals obtained by the holder. Currently, uncertainty exists on how this amendment will affect the Esaase gold property’s existing mining lease and whether this rate will change as the Company goes through negotiations with the government with respect to a stability agreement on the project.

Esaase option agreement suit

To date, there has been no material progress with respect to the outstanding lawsuit against the Company and the Ghana Minerals Commission pertaining to the title on the Esaase property. The Company continues to view the allegations as being without merit and are being defended vigorously. (See financial statements for details.)

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

The initial 33 diamond drillholes were completed by Eagle Drilling contractors with the remainder completed by Geodrill Ltd. contractors.  Both of these drilling companies are reputable Ghana based companies providing RC and PC Diamond drilling services consistent with current industry standard.  Over 800 drillholes have been completed totaling over 200,000 m of which 467 of these drillholes (in the currently defined resource area) were used for the resource estimates on the Esaase Property disclosed in the Technical Report.

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

Mineral Resource Estimates

NI 43-101 compliant indicated and inferred resources were estimated on the Esaase Property as of December 13, 2010 (the “2010 Resource Estimates”), and are summarized in Table 2 below.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Cautionary Note to U.S. Investors Concerning Estimates of Indicated Mineral Resources. The following paragraph and accompanying table refers to “indicated mineral resources”.  We advise U.S. investors that while this term is recognized and, in certain circumstances, required by Canadian securities regulations (under National Instrument 43-101 - Standards of Disclosure for Mineral Projects, as adopted by the Canadian Securities Administrators), it is not recognized by the U.S. Securities and Exchange Commission.  The estimation of “indicated mineral resources” involves greater uncertainty as to their economic feasibility than the estimation of proven and probable reserves.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Mineral Resources. The following paragraph and accompanying table below also refers to “inferred mineral resources”.  We advise U.S. investors that while this term is recognized and, in certain circumstances, required by Canadian securities regulations (under National Instrument 43-101 - Standards of Disclosure for Mineral Projects, as adopted by the Canadian Securities Administrators), it is not recognized by the U.S. Securities and Exchange Commission. The estimation of “inferred mineral resources” involves far greater uncertainty as to their existence, economic viability and legal feasibility than the estimation of other categories of resources.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian securities legislation, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, or economic studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

On December 13, 2010, the Company released an updated resource estimate for the Esaase Gold Project. The updated resource includes 3.23 million ounces of gold (an increase of 42%) in an Indicated Mineral Resource category with an average grade of 1.2 g/t Au at a 0.4 g/t Au cutoff and 1.68 million ounces of gold (an increase of 2%) in an Inferred Mineral Resource category at an average grade of 1.0 g/t Au applying a 0.4 g/t Au cut-off for a total inferred and indicated resource of 4.91 Moz of gold. A total of 770 holes drilled at collar spacing ranging from 25m by 40m to 40m by 80m and over 190,000m of drilling were used to establish the resource. This resource estimation represents over 3.5 km of strike length along the A-1 structure and includes drilling done in the B-1 and D-1 mineralized zones.

Third party database verification, grade shell geometry, variography, and multiple indicator and ordinary kriging were executed out of the Perth office of Coffey Mining.

All grade estimation for the resource estimates on the Esaase Property was completed using Multiple Indicator Kriging for gold.  This estimation approach was considered appropriate based on review of a number of factors, including the quantity and spacing of available data, the interpreted controls on mineralization, and the style of mineralization.  The estimation was constrained with geological and mineralization interpretations.  The 2010 Resource Estimates was based on the available exploration drillhole database which was compiled by Coffey Mining Pty Ltd., and the database was reviewed and validated by Coffey Mining Pty Ltd.  Data included samples from extensive trenching, but only the RC and diamond drilling sample data were included for use in the modelling process.

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

The 2010 Resource Estimates were classified as indicated or inferred resources based on the confidence levels of the key criteria that were considered during the resource estimation, including drilling techniques, logging, drill sample recovery, sub-sampling techniques and sample preparation, quality of assay data, verification of sampling and assaying, location of sampling points, data density and distribution, database integrity, geological interpretation, rock dry bulk density, estimation and modeling techniques, and mining factors or assumptions (Multiple Indicator Kriging; 8mE x 10mN x 2.5mRL Selective Mining Unit).

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

Preliminary Economic Assessment Study

Cautionary Note to U.S. Investors Concerning Estimates of Indicated Mineral Resources. The disclosure below uses the term “indicated mineral resources”.  We advise U.S. investors that while this term is recognized and, in certain circumstances, required by Canadian securities regulations (under National Instrument 43-101 - Standards of Disclosure for Mineral Projects, as adopted by the Canadian Securities Administrators), it is not recognized by the U.S. Securities and Exchange Commission.  The estimation of “indicated mineral resources” involves greater uncertainty as to their economic feasibility than the estimation of proven and probable reserves.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Mineral Resources. The disclosure below also uses the term “inferred mineral resources”.  We advise U.S. investors that while this term is recognized and, in certain circumstances, required by Canadian securities regulations (under National Instrument 43-101 - Standards of Disclosure for Mineral Projects, as adopted by the Canadian Securities Administrators), it is not recognized by the U.S. Securities and Exchange Commission. The estimation of “inferred mineral resources” involves far greater uncertainty as to their existence, economic viability and legal feasibility than the estimation of other categories of resources.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian securities legislation, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, or economic studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred mineral  resource exists, or is economically or legally mineable.

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

Keegan is continuing infill and development drilling as well as metallurgical, environmental and engineering studies to advance the Esaase Project to the feasibility stage and ultimately production. Management of the Company believes that over the first three years, on average, Esaase will produce 243,300 ounces of gold per year at a head grade of 1.4 g/t Au. Over a projected 10-year mine life the current deposit would produce an average of 198,200 ounces of gold per year. Keegan's interest in the Esaase Project is the maximum allowable under Ghanaian law and Keegan holds a mining lease for the Esaase Project. The lease stipulates a 10% carried interest of the Esaase Project for the government of Ghana and 5.0% revenue royalty to the government and 0.5% NSR to a Liquidation Committee. The Study has been completed on a 100% Project basis and the results presented take a 3.5% royalty into account.

ITEM 4A	UNRESOLVED STAFF COMMENTS

There are no unresolved staff comments.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our results of operations and financial condition for the fiscal years ended March 31, 2011, 2010 and 2009 should be read in conjunction with the consolidated financial statements and the notes thereto included elsewhere herein and Item 4: “Information on the Company”.

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

Item 5.A                  Results of Operations

Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010

Keegan reported a net loss of ($12,910,250) or ($0.26) per share for the year ended March 31, 2011, compared to a net loss of ($6.972,686) or ($0.18) per share during the same period in the previous year, an increase in loss of $5,937,564 or approximately 85%.

The primary reasons for the increase in the loss were the increase in administration expenses. Administration expenses increased by $5,841,876 (84%) as compared to the expenses incurred in the same period of the previous year mainly due to an increase in the amount of stock-based compensation, consulting, director’s fees and wages and benefits, project investigation costs, office, rent and administrative costs, and foreign exchange loss. These increases of expenses were partially offset by a decrease in travel, promotion and investor relations, and a decrease in regulatory fees, transfer agent and shareholder information.

The following are the discussions on the significant changes in administrative expenses:

Stock-based compensation increased by $5,700,910 (272%) as a result of new stock option grants during the year totaling 4,495,000 stock options, with a weighted average exercise price of $7.39, expiring five years from date of grant. During the year ended March 31, 2010, only 1,175,000 stock options were granted at a weighted average exercise price of $4.14. During both periods, additional stock-based compensation was recorded relating to the vesting of options granted in previous periods.

Consulting fees, director’s fees and wages and benefits increased by $681,303 (39%), office, rent and administrative costs increased by $175,280 (30%) consistent with the reasons described for the three-month period above.

During the year ended March 31, 2011, the Company incurred project investigation costs of $222,948 in relation to investigations to acquire additional concessions to expand the Company’s land holdings. As these investigations did not result in an acquisition, the costs were expensed within the period. No project investigation costs were incurred during the year ended March 31, 2010.

Travel, promotion and investor relations decreased by $313,417 (24%) as a result of reduced investor relations in the year ended March 31, 2010 compared to the same period of 2010. Higher travel, promotion and investor relations costs in the 2010 period related to a one time investor relations and communication program that started in August 2009.

Regulatory fees, transfer agent and shareholder information decreased by $34,989 (16%) as a result of reduced shareholder information distributions and certain filing fees. Higher that normal distribution and filing costs were incurred during the year ended March 31, 2010, which were indirectly related to the completion of a private placement during the period.

Professional fees decreased by $15,529 (3%) in the year ended March 31, 2010 compared to the same period of 2010 as a result of certain accounting functions being brought in-house. The decrease is offset by part of the increase in wages.

Other expenses increased by $95,688 during the year ended March 31, 2011 compared to the same period of the previous year driven mainly by the increase in foreign exchange loss by $491,234. This increase is a result of weakening of the US Dollar to the Canadian Dollar comparing closing exchange rates of US Dollar to Canadian Dollar as at March 31, 2011 and 2010. Further, as at March 31, 2011 the Company held more cash and cash equivalents in US Dollars compared to March 31, 2010.

Interest and other income increased by $375,875 (327%) compared to the year ended March 31, 2010 due to an increased investment income from the invested proceeds from the companies $213 million bough deal financing.

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

Item 5.B                  Liquidity and Capital Resources

The Company reported working capital of $224,458,979 at March 31, 2011 compared to working capital of $47,944,791 at March 31, 2010, representing an increase in working capital of $176,464,328. As at March 31, 2011, the Company had cash and cash equivalents of $229,144,989 compared to cash and cash equivalents of $48,712,372 as at March 31, 2010.

During the year ended March 31, 2011, the Company raised net cash of $207,277,430, the majority of which from the Company’s February 17, 2011 bought deal financing.

On February 17, 2011, the Company completed a bought deal share offering pursuant to an underwriting agreement, under which the underwriters purchased an aggregate of 24,700,000 common shares of the Company at a price of $7.50 per common share for gross proceeds of $185,250,000. The underwriters exercised an over-allotment option to purchase an additional 3,705,000 common shares at $7.50, bringing the total gross proceeds from the bought deal financing to $213,037,500.  Pursuant to the underwriting agreement, the Company paid a commission to the underwriters equivalent to 4.5% of the gross proceeds raised or $9,586,688 and incurred other cash share issuance costs totaling $613,292.  In addition, the Company granted 284,050 share purchase warrants to the underwriters entitling them to purchase common shares of the Company at a price of $7.50 per share until February 17, 2013. The Company recorded share issuance costs of $652,595 related to the warrants granted to underwriters, representing the fair value or the warrants calculated using the Black-Scholes option-pricing method.

The remainder of the Company’s financing was $3,704,179 from the exercise of share purchase options and $735,732 from the exercise of broker’s warrants.

During the year ended March 31, 2010, the Company raised net cash of 59,869,420, of which $18,059,533 (net of commission of $960,000 and expenses of $180,467) from a brokered private placement financing, $39,065,543 (net of an underwriter fee $2,069,425 and expenses of $253,532) from a bought deal financing through a short-form prospectus.

During the year ended March 31, 2011, Keegan expended net $3,869,688 in general and administrative expenses and $21,983,300 (net of accounts payable and stock-based compensation) in property development, exploration and evaluation cost. Keegan has budgeted $4,300,000 for general and administrative expenses and $20,100,000 for property development, exploration and acquisition costs for the fiscal 2011.

The Company believes it currently has sufficient working capital on hand to meet its expected capital requirements for fiscal 2012 and 2013.  Additional funds may be received through the exercise of currently outstanding common stock warrants and options or through the sale of additional common shares either as a private placement or common stock offering.  The Company may also consider other forms of project financing that may include but won’t be limited to, debt.

As at March 31, 2011, the other sources of funds potentially available to the Company are through the exercise of 237,333 broker warrants with an exercise price of $7.50 and of the outstanding stock options with terms as follows:

	Number outstanding at	Number exercisable at
Exercise price	March 31, 2011	Expiry date	March 31, 2011
$2.44	305,000	November 10, 2011	305,000
$3.60	25,000	October 17, 2012	25,000
$4.20	440,000	February 5, 2013	440,000
$1.12	12,500	January 15, 2014	12,500
$3.31	120,000	June 2, 2014	120,000
$3.10	225,000	July 2, 2014	225,000
$3.10	75,000	July 17, 2014	75,000
$4.01	416,250	October 6, 2014	355,625
$6.50	220,000	December 14, 2014	192,500
$6.19	1,505,000	May 26, 2015	912,500
$7.83	115,000	October 20, 2015	43,125
$9.00	225,000	November 30, 2015	84,375
$8.00	2,530,000	March 17, 2016	632,500
	6,213,750		3,423,125

There can be no assurance, whatsoever, that any of these outstanding securities will be exercised.

During the years, financing for the Company’s operations was funded primarily from various share issuances through private placements and exercise of warrants and options. The Company has and may continue to have capital requirements in excess of its currently available resources. In the event the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

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

US GAAP Reconciliation

Our financial statements are prepared in accordance with Canadian GAAP.  However, Note 16 to the financial statements included herein provides a reconciliation of the statements to U.S. GAAP.

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

Item 5.F                      Tabular Disclosure of Contractual Obligations

As at March 31, 2011, the Company has contractual comments with certain service providers in Ghana and Canada. The amounts due under these contracts and their payment terms are as follows:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

	$	$	$	$	$
Operating Lease Obligations	2,451,182	586,088	1,770,354	94,740	-
Total	2,451,182	586,088	1,770,345	94,740	-

ITEM 6	DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

Item 6.A                 Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers:

Table No. 6
Directors and Senior Management
Name	Position	Age	Date of First Election or Appointment
Maurice Tagami	President, CEO & Director	53	April 16, 2010
Shawn Wallace	Director / Executive Chair	41	March 3, 2010
Marcel de Groot(1)	Director / Chair of Audit/Compensation/Nominating Committee	37	Oct 1, 2009
Keith Minty	Director / Chair of Technical Committee	57	Oct 1, 2009
Tony Ricci	Chief Financial Officer	48	November 21, 2005
Michael Bebek(2) Greg McCunn	Corporate Secretary Incoming Chief Financial Officer	35 42	December 1, 2005 April 4, 2011
Robert J. McLeod (1)	Director	40	February 3, 2005
Gordon J. Fretwell (1)	Director	56	February 24, 2004
Dan McCoy	Director / Chief Geologist	50	November 25, 2004

(1)	Member of Audit Committee

(2)	Michael Bebek resigned as Corporate Secretary in August 2010.

Shawn Wallace Director and Executive Chair of Keegan has spent the last 20 years as a consultant to many successful junior mining companies where he was instrumental in building first class mining exploration and development projects. His particular expertise in corporate development, international mining deal structure and M&A activity will be key in guiding Keegan as it moves forward.

Position	From	Until
Keegan Resources Inc., Executive Chair	March 2010	Present
623845BC Ltd., President	March 2001	Present
Hunter Dickenson Inc.	September 1989	March 2001
Glenbriar Technologies Inc., Director	April 2003	March 2004
Advanced Projects, Director	March 2000	May 2001
Skye Resources Inc., Director	May 2001	Jan 2002
Tribune Mineral Corp., Director	May 2011	Present
Cayden Resources Inc., Director	July 2009	Present
Full Metal Minerals Corp., Director Georgetown Capital Corp., Director	November 2009 February 2011	Present Present

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

Position	From	Until
Independent Consultant	March 2004	Present
Underworld Resources Inc., Director	December 2006	Present
Luna Gold Corp., Director	June 2000	Present
Sandstorm Resources Ltd., Director	April 2008	March 2009
Ashton Mining of Canada, Director	October 2006	January 2007
Diamond Fields International, CFO	April 2003	February 2004
Chalk Media Corp., Director	November 2003	November 2004
Independent Consultant Keegan Resources Inc., Independent Director	October 1999 July 2009	April 2003 Present

Mr. De Groot spends 10% of his time on the affairs of Keegan.

Daniel T. McCoy is the former President and CEO and is currently a Director and the Chief Geologist of Keegan.  Mr. McCoy obtained a B.S. and Ph.D in Geology from the University of Alaska and has over 22 years of work experience in the mineral exploration sector. Before being named President of Keegan, he was Senior Geologist from Placer Dome where he coordinated acquisitions and field programs for Placer’s Nevada generative exploration office and coordinator of acquisition and exploration projects in Alaska and Canada. From 1992 to 1995, he was a teaching and research associate at the University of Alaska, Fairbanks, and also served as a contract geologist for other major metals companies throughout the United States. His recent employment history is disclosed in the following table:

Position	From	Until
Placer Dome, Senior Geologist	January 1997	November 2004
Keegan Resources Inc., Director and Chief Geologist Cayden Resouces Inc., Director Georgetown Capital Corp., Independent Director	November 2004 September 2010 February 2011	Present Present Present

Dr. McCoy spends 100% of his time on the affairs of Keegan.

Tony M. Ricci is a former Director and Chief Financial Officer of Keegan and is currently the Corporate Secretary and Executive Vice President. Mr. Ricci is a chartered accountant who received his designation as a CA (Chartered Accountant) in 1989 and spent 100% of his time in public and private practice from that time through August of 2005. His recent employment history is disclosed in the following table:
Position	From	Until
Self-employed consultant	1994	Present
CFO and Director, Norsement Mining Inc.	August 2005	October 2007
CFO, Keegan Resources Inc. Director, Keegan Resources Inc.	November 2005 November 2005	April 2011 September 2007
CFO, Remstar Resources Ltd.	April 2006	June 2010
CFO and Secretary Altair Ventures	January 2006	Present
CFO, Petaquilla Minerals Ltd.	November 2006	January 2008
CFO, Mosam Capital Corp.	March 2006	April 2008
Director, Milk Capital Corporation	December 2006	Present
CFO, Petaquilla Copper Ltd.	January 2007	January 2008
CFO and Director, Lornex Capital Inc.	May 2008	June 2010
President and Director Jantar Resources Ltd.	May 2008	Present
CFO, EmerGeo Solutions Inc. CEO and Director, Georgetown Capital Corp.	May 2008 February 2011	Present Present

Mr. Ricci resigned as a Director of the Company on September 10, 2007, and has been holding dual positions as both CFO and Corporate Secretary.  Due to significant growth within the Company as it continues its advancement; the need has arisen to divide these roles into two positions with Mr. Ricci continuing as Corporate Secretary and Executive Vice President as of April 2011..  He spends 50% of his time on the affairs of Keegan.

Michael Bebek was the Corporate Secretary of Keegan from December of 2005 until resigning from the position on August 30 of 2010.

Greg McCunn is the Chief Financial Officer of Keegan since April 4, 2011.  Mr. McCunn is a mining executive with twenty years of domestic and international experience.  His background includes technical, operational, corporate development and financial roles with Teck, Placer Dome, and several junior mining companies in Canada and Australia.  He most recently spent three years as CFO of Farallon Mining Ltd. during which time the company completed construction and commissioning of the G-9 mine in Mexico.  Mr. McCunn played an integral role in the friendly take-over of Farallon in January 2011 by Nyrstar NV.  Prior to Farallon Mr. McCunn was Vice President, Project Development for Zincore Metals.  He holds a Masters Degree in Business Administration as well as a Bachelor of Applied Science in Metallurgical Engineering.  Mr. McCunn’s experience in bringing new mines into production will be a tremendous asset to Keegan as it rapidly moves the Esaase project to production. Mr. McCunn’s recent employment history is also disclosed in the following table:

Position	From	Until
Keegan Resources Inc., CFO	April 2011	Present
Tribune Minerals Corp., Director	May 2011	Present
Farallon Mining Ltd., CFO	June 2008	January 2011
Zincore Metals Inc., VP Project Development	June 2007	June 2008
Hunter Dickinson Inc., Senior project Analyst and Engineer Placer Dome Ltd., Senior Analyst, Corporate Development Teck Resources Ltd., Senior Project Engineer	March 2006 February 2004 January 2001	June 2007 March 2006 February 2004

Mr. McCunn devotes 100% of his time to the affairs of Keegan.

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

Keith Minty is a Director and Chairman of the Technical Committee of Keegan. Keith Minty obtained a B.Sc. in Mining Engineering from Queen' University, Kingston Ontario, Canada in 1978. He has over 25 years of open pit and underground mine operational and project development experience in North America, Central America and in Africa in base and precious metals, Platinum Group Metals and Industrial Minerals. Since 1997, Keith has held many corporate management and financial positions in companies listed on the Toronto and American stock exchanges. He has raised over $ 750 million as IPO's and financings for these companies. In 2008, he joined Thani Dubai Mining as the Chief Operating Officer where he is responsible for all project gold exploration and operations activities in Yemen and Egypt and new business development activities. Prior to joining Thani Dubai Mining limited, he was Hunter Dickinson Inc. South African country manager.

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

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of the Company.

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

Item 6.B                      Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during the year ended March 31, 2011 was CDN$ 256,507 in consulting fees, CDN$ 15,850 in professional fees, $863,987 in salaries and $112,500 in directors’ fees paid to directors and officers of the Company.

The following table sets forth information regarding compensation paid to our executive officers for the fiscal periods indicated:

Table No. 7
Officer and Director Compensation

		Annual Compensation
				Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	LTIP Pay-outs ($)	All Other Compensation ($)	Total Cash Compensation ($)
Shawn Wallace Executive Chair	2011	256,042	40,000	Nil	Nil	296,042
Maurice Tagami President & CEO	2011	270,000	50,000	Nil	Nil	320,000
Daniel T. McCoy Director/ Chief Geologist	2011	Nil	Nil	Nil	256,507	256,507
Tony M. Ricci CFO	2011	93,750	Nil	Nil	15,850	109,600
Michael Bebek Corporate Secretary	2011	60,000	5,000	Nil	Nil	65,000
Richard Haslinger VP	2011	48,570	10,000	Nil	Nil	58,570
Andrea Zaradic VP	2011	30,625	Nil	Nil	Nil	30,625
Robert J. McLeod Director	2011	25,000	Nil	Nil	Nil	25,000
Gordon J. Fretwell Director	2011	25,0000	Nil	Nil	Nil	25,000
Marcel de Groot Director	2011	32,500	Nil	Nil	Nil	32,500
Keith Minty Director	2011	30,000	Nil l	Nil	Nil	30,000

The following table sets forth information regarding stock options held by our directors and officers as of March 31, 2011:

Table No. 8
Stock Option Grants
Name	Number of Options Held	% Of Total Options Granted	Exercise Price per Share	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant
Tony Ricci	75,000	34%	$1.16	11/21/05	11/21/10	$1.16
	25,000	2%	$2.44	11/10/06	11/10/11	$2.44
	30,000	3%	$4.20	02/05/08	02/05/13	$4.20
	100,000 45,000	21%	4.01 $6.19	06/10/09 05/26/10	06/10/14 05/16/2015	$4.01 $6.19

Shawn Wallace	150,000	17%	$4.20	02/05/08	02/05/13	$4.20
	50,000	29%	$3.31	02/06/09	02/06/14	$3.31
	50,000 125,000 220,000 250,000	10%	$4.01 $6.19 $8.00	06/10/09 01/27/10 05/26/10 03/17/11	06/10/14 01/27/15 05/26/15 03/17/16	$4.01 $6.19 $8.00

Maurice Tagami	150,000	50%	$3.10	02/07/10	02/07/14	$3.10
	50,000 125,000 220,000 250,000	10%	$4.01 $6.19 $8.00	06/10/09 01/27/10 05/26/10 03/17/11	06/10/14 01/27/15 05/26/15 03/17/16	$4.01 $6.19 $8.00

Dan McCoy	32,909	18%	$2.44	11/10/06	11/10/11	$2.44
	75,000	8%	$4.20	02/05/08	02/05/13	$4.20
	50,000 125,000 220,000 150,000	10%	$4.01 $6.19 $8.00	06/10/09 01/27/10 05/26/10 03/17/11	06/10/14 01/27/15 05/26/15 03/17/16	$4.01 $6.19 $8.00

Marcel de Groot	75,000	25%	$3.10	02/07/10	02/07/14	$3.10
	25,000 45,000 45,000 50,000	5%	$4.01 $6.19 $8.00	06/10/09 01/27/10 05/26/10 03/17/11	06/10/14 01/27/15 05/26/15 03/17/16	$4.01 $6.19 $8.00

Keith Minty	75,000	25%	$3.10	02/07/10	02/07/14	$3.10
	25,000 45,000 45,000 50,000	5%	$4.01 $6.19 $8.00	06/10/09 01/27/10 05/26/10 03/17/11	06/10/14 01/27/15 05/26/15 03/17/16	$4.01 $6.19 $8.00

Gordon Fretwell	25,000	5%	$4.01	06/10/09	06/10/14	$4.01
	25,000	2%	$2.44	11/10/06	11/10/11	$2.44
	20,000 45,000 45,000 50,000	2%	$4.20 $6.19 $8.00	02/05/08 01/27/10 05/26/10 03/17/11	02/05/13 01/27/15 05/26/15 03/17/16	$4.20 $6.19 $8.00

Rob Mcleod	25,000	5%	$4.01	06/10/09	06/10/14	$4.01
	50,000	4%	$2.44	11/10/06	11/10/11	$2.44
	20,000 45,000 45,000 50,000	2%	$4.20 $6.19 $8.00	02/05/08 01/27/10 05/26/10 03/17/11	02/05/13 01/27/15 05/26/15 03/17/16	$4.20 $6.19 $8.00

Michael Bebek	50,000	4%	$2.44	11/10/06	11/10/11	$2.44
	50,000	5%	$4.20	02/05/08	02/05/13	$4.20
	25,000 50,000 45,000	5%	$4.01 $6.19	06/10/09 01/27/10 05/26/10	06/10/14 01/27/15 05/26/15	$4.01 $6.19

During the fiscal 2011, Michael Bebek exercised 50,000 options at a price of $2.44 per share, 22,500 options at a price of $6.19 per share, 21,875 options at a price of $4.01 per share, and 50,000 options at a price of $4.20 per share.

During the fiscal 2011, Tony Ricci exercised 75,000 options at a price of $1.16 per share

During the fiscal 2011, Dan McCoy exercised 41,598 options at a price of $2.44 per share, and 32,909 options at a price of $2.44 per share.

Director Compensation.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of Keegan other than services ordinarily required of a Director.

Stock Options.  Keegan may grant stock options to Directors, Senior Management, consultants and employees. Stock options have been granted and 1,195,132 were exercised during Fiscal 2011. Refer to Item #6.E., “Share Ownership” and Table No. 8 for information about stock options outstanding.

Change of Control Remuneration.  Keegan had no plans or arrangements, other than clauses within individual employment agreements with its employees, in respect of remuneration received or that may be received by Executive Officers of Keegan in Fiscal 2011 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

Other Compensation.  No Senior Management/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation.  Keegan paid $105,000 in bonuses in the Fiscal year ending March 31, 2011.  Except for these bonuses and the stock option program discussed in Item #6.E., Keegan had no profit sharing plans pursuant to which non-cash compensation was paid to Keegan’s Directors or Senior Management. The Company does not have a formal annual incentive bonus plan in place.  Any award of a bonus to Senior Management is entirely at the discretion of the Board of Directors. In considering the payment of a discretionary bonus to Senior Management, the Committee takes into account the individual performance and efforts of the officer during the year, the progress made by the Company in furthering its business plan and the overall economic climate.

Pension/Retirement Benefits.  No funds were set aside or accrued by Keegan during Fiscal 2011 to provide pension, retirement or similar benefits for Directors or Senior Management.

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

Audit Committee

The Audit Committee operates under an Audit Committee Charter which is disclosed under the Company’s Management Information Circulars and may be viewed at www.SEDAR.com. The Audit Committee is comprised of Gordon Fretwell, Robert McLeod and Marcel Degroot (Chair) all of whom are independent. The Audit Committee reviews the annual and quarterly financial statements of the Company, oversees the annual audit process, the Company’s internal accounting controls, the resolution of issues identified by the Company’s auditors and recommends to the Board the firm of independent auditors to be nominated for appointment by the shareholders at the next annual general meeting.  In addition, the Audit Committee meets annually with the external auditors of the Company. The Audit Committee met five times during the year ended March 31, 2011.

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

Item 6.D                      Employees

As of March 31, 2011, Keegan had 23 employees based in Vancouver, BC, excluding the Senior Management. The Company also employs 156 individuals in Ghana, including field workers, security, camp staff, and local administration.

Item 6.E                      Share Ownership

The following table sets out as of June 23, 2011 holdings by Directors and Senior Management who beneficially own Keegan's voting securities.  No shareholder owns more than 5% of our outstanding common stock.

Table No. 10
Shareholdings of Directors and Senior Management

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Shawn Wallace	720,000	*
Common	Maurice Tagami	670,000	*
Common	Daniel T. McCoy	495,600	*
Common	Tony M. Ricci	250,000	*
Common	Marcel Degroot	195,000	*
Common	Robert J. McLeod	190,000	*
Common	Gordon J. Fretwell	165,000	*
Common	Keith Minty	145,000	*
	Total	2,830,600	3.8%
* Less than 1%.

The percentages are based on 75,303,788 shares outstanding as of June 23, 2011 and include stock options .

Stock Options

The terms of incentive options grantable by Keegan are done in accordance with the rules and policies of the TSX and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.

Originally, Keegan adopted a formal written stock option plan (the "Old Plan") on June 22, 2004. The Old Plan provided that the aggregate number of shares of Keegan, which may be issued and sold under the Old Plan, was 2,774,683. At the Annual Meeting held on September 29, 2006, Shareholders approved revisions to the Old Plan. On October 1, 2007, shareholders of the Company approved a further increase in number of shares reserved for issuance under the plan to 4,663,290.

On December 22, 2008, the Company graduated from the TSX-V to the TSX and in order to comply with the policies of the TSX, the directors approved a new form of share option plan (the “2008 Option Plan”) on August 22, 2008 which was approved by the Company’s Shareholders on October 1, 2008.  All stock options which were outstanding under the Old Plan were rolled into and deemed granted under the 2008 Option Plan.  Under the 2008 Option Plan, the maximum aggregate number of shares that may be reserved for issuance at any point in time is 10% of the issued and outstanding shares of the Company. This type of share option plan is called a “rolling” plan. A copy of the 2008 Option Plan was filed as an exhibit to our Annual Report on Form 20-F our Annual Report on Form 20-F for the year ended March 31, 2009, as filed with the SEC on July 1, 2009.

The principal purposes of Keegan’s 2008 Option Plan is to give Eligible Persons, as additional compensation, the opportunity to participate in the success of the Company. Eligible Persons include Directors, Officers, Employees, Consultants, Consultant Companies, or Management Company Employees.

The Company is of the view that the 2008 Option Plan provides the Company with the flexibility necessary to attract and maintain the services of senior executives and other employees and reflects in competing compensation to other companies in the industry.

The 2008 Option Plan is subject to the following restrictions:

(a)                 the number of Common Shares issuable to insiders as a group under the 2008 Option Plan, when combined with Common Shares issuable to insiders under all the Company’s other security based compensation plans, may not exceed 10% of the issued Common Shares within any 12 month period;

(b)                 the number of Common Shares issuable to insiders as a group under the 2008 Option Plan, when combined with Common Shares issuable to insiders under all the Company’s other security based compensation plans, may not exceed 10% of the Company’s issued Common Shares at any time;

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

Options under the 2008 Option Plan must be granted at a minimum exercise price being no less than the market price, which is the five day volume weighted average trading price of the Common Shares, which is calculated by dividing the total value of the securities traded for the relevant period by the total volume (the “Market Price”). Where appropriate, the TSX may exclude internal crosses and certain other special term trades from the calculation.

The following is a summary of the material terms of the 2008 Option Plan:

(a)                 all options granted under the 2008 Option Plan are non-assignable and non-transferable and are issuable for a period of up to five years;

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

(f)          the minimum exercise price of an option granted under the 2008 Option Plan must not be less than the Market Price calculated the day before the grant (as defined in the 2008 Option Plan);

(g)                 vesting of options shall be in accordance with the option commitment in the 2008 Option Plan or otherwise, at the discretion of the Board, and will generally be subject to: (i) the service provider remaining employed by or continuing to provide services to the Company or any of its affiliates as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or any of its affiliates during the vesting period; or (ii) the service provider remaining as a Director of the Company or any of its affiliates during the vesting period;

(h)                 the maximum aggregate number of shares issuable upon exercise of options to non-employee directors must not exceed 1% of the total common shares of the Company outstanding at any time and no more than $100,000 in total award value per non-employee director on an annual calendar basis; and

(i)          the Board reserves the right in its absolute discretion to terminate the 2008 Option Plan with respect to all 2008 Option Plan shares in respect of Options which have not yet been granted under the 2008 Option Plan.

The Board has determined that, in order to reasonably protect the rights of the participants, certain amendments should be made to the current share option plan. In addition, as a matter of administration, the Board has determined that it is necessary to clarify when amendments to the 2008 Option Plan may be made by the Board without further shareholder approval. Accordingly, the Board proposes that the 2008 Option Plan provide that:

(a) all outstanding but unvested options will vest immediately prior to completion of a change in control (as defined in the 2008 Option Plan) as being a change where any person or persons acting in concert materially control the Company, and in the absence of any evidence to the contrary;

(b) if an option which has been previously granted is set to expire during a period in which trading in securities of the Company by any 2008 Option Plan participant is restricted by a black-out, or any such blackout extends to a date which is within five business days of the expiry of the option, the exercise date will be extended to ten business days after the trading restrictions are lifted; and

(c) the 2008 Option Plan and outstanding options may be amended by the Board without shareholder approval in the following circumstances:

 (i)           it may make amendments which are of a typographical, grammatical or clerical nature only;

(ii)           it may change the vesting provisions of an option or the 2008 Option Plan;

(iii)           it may change the termination provision of an option or the 2008 Option Plan which does not entail an extension beyond 5 years from the original expiry date of an option;

(iv)           it may amend the expiry date of an option of non-Insider optionees which does not entail an extension beyond 5 years from the original date of grant;

(iv)           it may add a cashless exercise feature payable in cash or shares to the 2008 Option Plan;

(v)           it may make amendments necessary as a result of changes in securities laws applicable to the Company;

(vi)           if the Company becomes listed or quoted on a stock exchange or stock market senior to the TSX, it may make such amendments as may be required by the policies of such senior stock exchange or stock market; and

(vii) it may make such amendments as reduce, and do not increase, the benefits of the 2008 Option Plan to potential optionees.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A                 Major Shareholders

No person owns 5% or more of the Company’s outstanding shares and there have been no changes in holdings of significant shareholders.

Share Ownership

On June 23, 2011, Keegan’s shareholders’ list showed 75,303,788 common shares outstanding and 32 registered shareholders, including depositories. Of these shareholders and depositories, 6 are located in Canada holding 73,767,591 common shares, or 97.96% of the total issued and outstanding; 20 are located in the United States holding 1,430,772 common shares, or 1.90% of the issued and outstanding; and 6 are located in other countries, holding 105,425 common shares, or 0.14% of the issued and outstanding common shares.

Control of the Company

Keegan, to its knowledge, is not controlled by any foreign government or other person(s). Keegan is not aware of any arrangements that may result in a change of control of the Company.

Item 7.B                 Related Party Transactions

The Company has a consulting agreement with a company controlled by a director of the Company in the amount of US$ 17,500 per month plus benefits up to February 28, 2011 and US$ 8,750 plus benefits there after. During the year ended March 31, 2011, the Company paid consulting fees, benefits and a bonus of $306,507 (2010 - $269,531; 2009 - $211,632) under this agreement.

Included in consulting fees, wages and benefits is $15,850 (2010 - $nil; 2009 - $91,270) paid or accrued for consulting fees paid to an officer of the Company during the year ended March 31, 2011.

During the year ended March 31, 2011, the Company included in professional fees $nil (2010 - $98,410; 2009 - $76,660) for accounting fees paid or accrued to a company controlled by an officer of the Company.

During the year ended March 31, 2011, the Company paid or accrued $nil (2010 - $112,954, 2009 -  $155,404) for geological consulting fees to a former director of the Company. These costs have been included in resource properties.

During the year ended March 31, 2011, the Company billed $223,264 (2010 - $nil; 2009 - $nil) to companies with directors and officers in common in respect to recovery of general and administration costs

These transactions were conducted in the normal course of operations and were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts payable and accrued liabilities as at March 31, 2011 is $96,365 (2010 - $70,028) owing to a company controlled by a director of the Company. Included in receivables as at March 31, 2011 is an aggregate amount of $25,598 (2010 - $nil) due from companies with directors and officers in common.

Accounting Fees

During the year ended March 31, 2011, the Company included in professional fees $nil (2010 - $98,410; 2009 - $76,660) for accounting fees paid or accrued to a company controlled by an officer of the Company.

Amounts Owing to Senior Management/Directors

As at March 31, 2011, there is $46,365 (March 31, 2010 - $70,028; March 31, 2009 - $61,939) owing to senior management or members of the Board of Directors.

There have been no transactions since March 31, 2011, or proposed transactions, which have materially affected or will materially affect Keegan in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

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

The following table sets out the high and low sale prices and the volume of trading of the shares on the TSX and the TSX-V for the periods indicated:

Table No. 11
TSX Venture Exchange and Toronto Stock Exchange
Common Shares Trading Activity
- Sales -
Canadian Dollars
Period	High	Low

Year Ended: March 31, 2011	9.29	4.92
March 31, 2010	7.98	2.25
March 31, 2009	5.85	0.49
March 31, 2008	5.49	2.22
March 31, 2007	4.95	1.30
March 31, 2006	2.75	1.51

Quarter Ended:
March 31, 2011 December 31, 2010 September 30, 2010 June 30, 2010 March 31, 2010	9.03 9.29 8.70 7.00 7.34	7.25 7.16 4.92 5.30 5.35
December 31, 2009	7.98	3.65
September 30, 2009	4.40	2.25
June 30, 2009	4.39	2.25

Month Ended:
May 31, 2011	8.80	7.38
April 30, 2011	9.24	8.25
March 31, 2011	9.03	7.25
February 28, 2011	7.77	7.30
January 31, 2011	8.86	7.27
December 31, 2010	9.29	8.63

The following table sets out the high and low sale prices and the volume of trading of the shares on the NYSE Amex for the periods indicated:

Table No. 12
NYSE Amex
Common Shares Activity
- Sales -
U.S. Dollars
Period	High	Low

Year Ended:
March 31, 2011 March 31, 2010	9.20 7.57	4.70 1.76
March 31, 2009	5.76	0.36
March 31, 2008	N/A	N/A
March 31, 2007	N/A	N/A
March 31, 2006	N/A	N/A

Quarter Ended:
March 31, 2011 December 31, 2010 September 30, 2010 June 30, 2010 March 31, 2010	9.20 9.19 8.48 6.93 7.10	7.30 6.96 4.70 5.11 5.03
December 31, 2009	7.57	3.36
September 30, 2009	4.13	1.91
June 30, 2009	4.00	1.76

Month Ended:
May 31, 2011	9.24	7.60
April 30, 2011	9.65	8.54
March 31, 2011	9.20	7.32
February 28, 2011	7.87	7.37
January 31, 2011	9.00	7.30
December 31, 2010	9.19	8.58

Description of Share Capital

Share Capital

The authorized capital of Keegan consists of an unlimited number of common shares with no par value and an unlimited number of preferred shares with no par value, of which 6,213,750 common shares and no preferred shares are currently issued and outstanding as at March 31, 2011.

Computershare (located at 510 Burrard Street, 2nd Floor, Vancouver, BC V6C 3B9) is the registrar and transfer agent for the common shares.

Stock Options and Warrants

Refer to Table No. 11 Stock Options Outstanding under Item 6.E - Share Ownership for additional information.

The following table lists, as of March 31, 2011 information relating to share purchase warrants outstanding:

Table No. 13
Share Purchase Warrants Outstanding
Effective Date of Issuance	Number of Share Purchase Warrants Currently Outstanding	Year #1	Year #2	Expiration Date of Share Purchase Warrants

February 17, 2013	284,050	$7.50	$7.50	February 17, 2015
	284,050

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

A copy of the Plan was included in the Company’s Management Information Circular for the Annual and Special Meeting of Shareholders held on September 29, 2006, and which was filed as an exhibit to the Company’s Registration Statement on Form 20-F.

Item 9.C                 Markets

The common shares trade on the Toronto Stock Exchange in Canada under the symbol “KGN” and on the NYSE Amex Equities Exchange in the United States under the symbol “KGN”.

ITEM 10.	ADDITIONAL INFORMATION

Item 10.A               Share Capital

Not applicable.

Item 10.B               Memorandum and Articles of Association

There were no changes to the Company’s Notice of Alteration (with respect to its Notice of Articles) and Articles, each as previously reported in, and filed with the Securities and Exchange Commission as exhibits to, the Company’s Registration Statement on Form 20-F dated March 8, 2007.

Item 10.C               Material Contracts

Other than contracts entered into in the ordinary course of business and those disclosed under “Item 4.D Property, Plant & Equipment – 1. The Asumura Project and 2. Esaase Gold Property”, the Company has not entered into any material contracts within the past three years.

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

The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire a controlling number of common shares.  It is general only, it is not a substitute for independent advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments.  The Company does not believe the Investment Act will have any affect on it or on its non-Canadian shareholders due to a number of factors including the nature of its operations.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada.  The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling.

An investment in the common shares by a non-Canadian who is not a “WTO investor” (which includes governments of, or individuals who are nationals of, member states of the World Trade Organisation and corporations and other entities which are controlled by them), at a time when the Company was not already controlled by a WTO investor, would be reviewable under the Investment Act under three circumstances:

(a)
first, if it was an investment to acquire control (within the meaning of the Investment Act) and the value of the Company’s assets, as determined under Investment Act regulations, was CDN$5 million or more;

(b)
second, if an order for review was made by the federal cabinet of the Canadian government on the grounds that the investment related to Canada’s cultural heritage or national identity (as prescribed under the Investment Act), regardless of asset value;

(c)
third, if an order for review was made by the federal cabinet of the Canadian government on the grounds that an investment by a non-Canadian could be injurious to national security, regardless of asset value.

An investment in the common shares by a WTO investor, or by a non-Canadian at a time when the Company was already controlled by a WTO investor, would be reviewable under the Investment Act if it was an investment to acquire control and the value of the Company’s assets, as determined under Investment Act regulations, was not less than a specified amount, which for 2011 is C$312 million, or if an order for review was made by the federal cabinet of the Canadian government on the grounds that an investment by a non-Canadian could be injurious to national security, regardless of asset value.  The monetary threshold for review of a direct acquisition of a Canadian business (other than acquisition of a cultural business) by or from a WTO investor changes annually. At a date to be determined by the federal cabinet of the Canadian government, transactions will be reviewable only if the “enterprise value” of the assets of the Canadian business is equal to or greater than (a) C$600 million, in the case of investments made during the first two years after the amendments come into force; (b) C$800 million, in the case of investments made during the third and fourth years after the amendments come into force; and (c) C$1 billion, in the case of investments made between the fifth year after the amendments come into force and 31 December of the sixth year after the amendments come into force. This threshold will thereafter be adjusted on an annual basis.

The Investment Act provides detailed rules to determine if there has been an acquisition of control of a Canadian business. For example, a non-Canadian would acquire control of the Company for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares. The acquisition of less than a majority but one-third or more of the common shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer. An acquisition of control for the purposes of the Investment Act also could occur as a result of the acquisition by a non-Canadian of all or substantially all of the Company’s assets.

The foregoing assumes the Company will not engage in the production of uranium or own an interest in a producing uranium property in Canada, or provide any financial service or transportation service, as the rules governing these businesses are different.

Certain transactions relating to common shares of the Company are exempt from the Investment Act, including:

(a)	an acquisition of common shares of the Company by a person in the ordinary course of that person’s business as a trader or dealer in securities,

(b)
an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions on the Investment Act, and

(c)
an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of common shares, remained unchanged.

Item 10.E                      Taxation

CANADIAN INCOME TAX CONSEQUENCES

The following is, as of the date of this prospectus, a summary of the principal Canadian federal income tax considerations generally applicable to the holding and disposition of common shares by an investor who, for purposes of the Income Tax Act (Canada) and the regulations thereto (collectively, the “Tax Act”) and at all relevant times: (i) holds the common shares as capital property, (ii) deals with the Company at arm’s length, (iii) is not affiliated with the Company, (iv) is not, and is not deemed to be (under the Tax Act or any relevant income tax treaty), resident in Canada, and (v) does not use or hold (and will not be deemed to use or hold) the common shares in or in respect of a business carried on in Canada. An investor who meets all of the above requirements is referred to as a “Non-Resident Holder”, and this summary only addresses such Non-Resident Holders. This summary does not deal with special situations, such as particular circumstances of traders or dealers, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or otherwise.

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

Taxation of Dividends

Dividends paid or deemed to be paid to a Non-Resident Holder on the common shares will generally be subject to Canadian withholding tax at the rate of 25%, subject to reduction under the provisions of any applicable income tax treaty or convention. If a Non-Resident Holder is a resident of the United States and is fully entitled to the benefits under the Canada-United States Income Tax Convention and is the beneficial owner of the dividends, the rate of Canadian withholding tax is generally reduced to 15% (or 5% in the case of a qualifying owner that is a corporation which owns at least 10% of the Company’s voting stock). The Company will be required to withhold the applicable tax from any dividend and remit the withheld amount to the CRA.

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

Generally, the common shares will not constitute taxable Canadian property of a Non-Resident Holder at a particular time provided that the common shares are listed at that time on a designated stock exchange (which includes the TSX) unless, at any time during the 60 month period that ends at that time (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Company and (ii) more than 50% of the fair market value of the common shares was derived directly or indirectly from one, or any combination of, real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act), and options in respect of, or interests in (or, for civil law, rights in) any such properties (whether or not such property exists). Common shares may also be deemed to be taxable Canadian property of a Non-Resident Holder in certain other circumstances specified in the Tax Act.

Non-Resident Holders who may hold common shares as taxable Canadian property should consult their own tax advisors, including with respect to any relief that may be available under the provisions of any applicable income tax treaty or convention.

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMPANY’S COMMON SHARES

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of the Company.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares.  Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.  This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.  In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of common shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•
a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of common shares that is not a U.S. Holder.  This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of common shares.  Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) U.S. Holders that own or have owned  (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company.  This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are:  (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention.  U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity or arrangement that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners (or owners).  This summary does not address the tax consequences to any such partner.  Partners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain different and potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares.  In addition, in any year in which the Company is classified as a PFIC, such holder would be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require.

PFIC Status of the Company

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”).  “Gross income” generally includes all sales revenues less the cost of goods sold, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business and certain other requirements are satisfied.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.  In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain “related persons” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

In addition, under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of the stock of any subsidiary of the Company that is also a PFIC (a ‘‘Subsidiary PFIC’’), and will be subject to U.S. federal income tax on their proportionate share of (a) a distribution on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC.

The Company believes that it was classified as a PFIC during the tax year ended March 31, 2011 and that it may be a PFIC in future tax years.  The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document.  Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status.  Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any Subsidiary PFIC.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of common shares and (b) any excess distribution received on the common shares.  A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on common shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective common shares.  The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income.  The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year.  A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds common shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such common shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its common shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares.  A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder.  Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.  However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election.  If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.  If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election.  In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely.  A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the common shares in which the Company was a PFIC.  A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.  If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for the common shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder also makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold for their fair market value on the day the QEF Election is effective.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election.  If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC.  Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

U.S. Holders should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that the Company is a PFIC.  Thus, U.S. Holders may not be able to make a QEF Election with respect to their common shares.  Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the common shares are marketable stock.  The common shares generally will be “marketable stock” if the common shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks.  If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its common shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such common shares.  However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the common shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the common shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in such common shares.  A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the common shares, over (b) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election.  In addition, upon a sale or other taxable disposition of common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the common shares cease to be “marketable stock” or the IRS consents to revocation of such election.  Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable.  Hence, the Mark-to-Market Election will not be effective to eliminate the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations).  However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which common shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election.  For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such common shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC.  Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit.  The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

Ownership and Disposition of Common Shares

The following discussion is subject to the rules described above under the heading “Passive Foreign Investment Company Rules.”

Distributions on Common Shares

Subject to the PFIC rules discussed above, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes.  A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares.  (See “ Sale or Other Taxable Disposition of common shares” below).  However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the common shares will constitute ordinary dividend income.  Dividends received on common shares generally will not be eligible for the “dividends received deduction”.  In addition, the Company does not anticipate that its distributions will constitute qualified dividend income eligible for the preferential tax rates applicable to long-term capital gains.  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Subject to the PFIC rules discussed above, upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder's tax basis in such common shares sold or otherwise disposed of.  Subject to the PFIC rules discussed above, gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the common shares have been held for more than one year.

Preferential tax rates apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time).  A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.  Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code.  However, the amount of a distribution with respect to the common shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder.  In addition, this limitation is calculated separately with respect to specific categories of income.  The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of $50,000.  The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity.  U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at a domestic financial institution.  Penalties for failure to file certain of these information returns are substantial.  U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting and backup withholding tax, at the rate of 28% (and increasing to 31% for payments made after December 31, 2012), if a U.S. Holder (a) fails to furnish such U.S.  Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, certain exempt persons generally are excluded from these information reporting and backup withholding rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.  Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

Item 10.F                      Dividends and paying Agents

Not applicable

Item 10.G                      Statement by Experts

Not applicable.

Item 10.H                      Document on Display

The documents concerning the Company referred to in this Annual Report may be viewed at 600, 1199 West Hastings Street, Vancouver, British Columbia, Canada during normal business hours.  Copies of our financial statements and other continuous disclosure documents required under the securities legislation of the Canadian provinces in which we are a reporting issuer (namely, British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland) are available for viewing on the internet at www.SEDAR.com.

ITEM 11 Item 11.A	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK Quantitative Information about Market Risk

Market risk represents the risk of changes in the value of a financial instrument caused by fluctuations in interest rates, foreign exchange rates, commodity prices and equity prices.

As at March 31, 2011, the Company’s financial instruments consist of cash and cash equivalents, short-term investments, receivables, and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant credit, liquidity, or market risks arising from these financial instruments. The risk exposure is summarized as follows:

(a)           Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash balances at the banks in each of Canada and Ghana, its short-term bank guaranteed investment certificates and accounts receivable. The short-term investments are with Schedule 1 banks or equivalent, with the majority of its cash held in Canadian based banking institutions, authorized under the Bank Act to accept deposits, which may be eligible for deposit insurance provided by the Canadian Deposit Insurance Corporation. The receivables consist of amounts receivable for GST of $244,880.

(b)           Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. As at March 31, 2011, the Company had a cash and cash equivalents balance of $229,144,989 to settle current liabilities of $5,076,974 that mainly consist of accounts payable that are considered short term and settled within 30 days.

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

ii.      Foreign currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in Canada and Ghana and holds cash in Canadian, United States and Ghanaian Cedi currencies in line with forecasted expenditures. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar (“USD”), Ghanaian Cedi and the Australian dollar (“AUS”) could have an effect on the Company’s results of operations, financial position or cash flows. At March 31, 2011 and 2010, the Company had no hedging agreements in place with respect to foreign exchange rates.

The Company is exposed to currency risk through the following financial assets and liabilities denominated in currencies other than Canadian dollars:

	March 31, 2011			March 31, 2010
	USD	Ghana Cedis	AUD	USD	Ghana Cedis	AUD
Cash and cash equivalents	62,188,642	337,577	-	11,873,686	99,172	-
Accounts payable	(80,639)	(3,586,750)	(386,702)	(57,568)	(829,482)	(25,194)
Net exposure	62,108,003	(3,249,173)	(386,702)	11,816,118	(730,310)	(25,194)

A 10% appreciation or deprecation of the above mentioned currencies compared with the Canadian dollar would result in a corresponding increase or decrease in net loss of approximately $5,847,212 as at March 31, 2011 (2010 - $1,106,062).

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

Disclosure Controls and Procedures

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company are identified and reported in a timely manner.  As of March 31, 2011, an evaluation was carried out under the supervision of, and with the participation of, the Company management, including by the Chief Executive Officer and Chief Financial Officer of the effectiveness of the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended).  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of March 31, 2011, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Office and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by The Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on this evaluation, management concluded that the Company’s internal control over financial reporting were effective as of March 31, 2011.

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

Attestation Report of the Registered Public Accounting Firm.

The Independent Registered Chartered Accountants, BDO Canada LLP, who audited the Company’s annual financial statements for the year ended March 31, 2011, have issued an audit report on the effectiveness of the Company’s internal control over financial reporting.  (See “Item 17 – Financial Statements”.)

Changes In Internal Control Over Financial Reporting.

There were no changes in our internal control over financial reporting that occurred during the year ended March 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Company has an audit committee comprised of Marcel de Groot, Rob McLeod and Gord Fretwell.  Each member of the audit committee is “independent” as that term is used in the NYSE Amex listing standards.

The Company has determined that Marcel de Groot is the Company’s Audit Committee Financial Expert.

ITEM 16.B	CODE OF ETHICS

The Company has adopted a Code of Ethics for the Company’s Officers, Directors, Employees, and Contractors.

The Company’s Code of Conduct clearly sets out the Company’s standard requirements for honest and ethical conduct of its management and employees pertaining to conflicts of interest, timely disclosure, compliance with the law and accountability. The Company has also adopted a written Code of Business Ethics and Conduct setting out very clearly the Company’s requirements for fair dealing, and its corporate position on: conflicts of interest and corporate opportunities, confidentiality and corporate assets, reporting and the effects of violations. Shareholders may obtain a copy of each of these Codes from the Company’s website at:
 www.keeganresources.com/s/corporategovernance.asp.

ITEM 16C.	PRINCIPAL ACCOUNTING FEES AND SERVICES

The Company had paid its auditors the following fees for audit and audit related services during the past two fiscal years ended March 31:

	Fiscal 2011	Fiscal 2010
Audit Fees (1)	$221,775	$182,000

Tax Fees (2)	$2,800	3,000

Totals	$224,575	$185,000

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

The audited consolidated financial statements for the years ended March 31, 2011, 2010 and 2009 of Keegan are included in this Annual Report.

ITEM 18.	FINANCIAL STATEMENTS

Keegan has elected to provide financial statements pursuant to Item 17.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
Years ended March 31, 2011, 2010 and 2009
__________________

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements have been prepared by management and are in accordance with Canadian generally accepted accounting principles and reconciled to accounting principles generally accepted in the United States as set out in Note 16, and contain estimates based on management’s judgment. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.

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

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reportingas defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.  The Company’s management has employed a framework consistent with Exchange Act Rule 13a-15(c), to evaluate the Company’s internal control over financial reporting as described below. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of our internal control over financial reporting as of March 31, 2011using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2011.

BDO Canada LLP, our auditors, have audited the effectiveness of our internal control over financial reporting as of March 31, 2011, as stated in their report which appears herein.

“Maurice Tagami” Maurice Tagami P.Eng. President and Chief Executive Officer	“Greg McCunn” Greg McCunn Chief Financial Officer
Vancouver, Canada June 23, 2011

Tel: 604 688 5421 Fax: 604 688 5132 www.bdo.ca	BDO Canada LLP 600 Cathedral Place 925 West Georgia Street Vancouver BC V6C 3L2 Canada

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Keegan Resources Inc. (“the Company”)

We have completed integrated audits of Keegan Resources Inc.’s March 31, 2011, 2010 and 2009 consolidated financial statements and an audit of the effectiveness of the Company’s internal control over financial reporting as at March 31, 2011. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Keegan Resources Inc., which comprise the consolidated balance sheets as at March 31, 2011 and March 31, 2010, and the consolidated statements of operations and deficit and cash flows for each of the three years in the period ended March 31, 2011, and the related notes including a summary of significant accounting policies.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles and for effective internal control over financial reporting to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

Change in Accounting Policy

As discussed in Note 2 (k) to the consolidated financial statements, effective April 1, 2010, the Company changed its accounting policy for short-term investments whereby all such investments are determined to be cash equivalents regardless of their original maturity dates if they are redeemable on demand without risk of loss of value.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Keegan Resources Inc. as at March 31, 2011 and March 31, 2010 and the results of its operations and cash flows for each of the three years in the period ended March 31, 2011 in accordance with Canadian generally accepted accounting principles.

Report on internal control over financial reporting

We have also audited Keegan Resources Inc.’s internal control over financial reporting as at March 31, 2011, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Management’s responsibility for internal control over financial reporting

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Controls over Financial Reporting.

Auditor’s responsibility

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting

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

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Keegan Resources Inc. maintained, in all material respects, effective internal control over financial reporting as at March 31, 2011 based on criteria established in Internal Control — Integrated Framework issued by COSO.

/s/ BDO CANADA LLP

Chartered Accountants
Vancouver, Canada
June 23, 2011

KEEGAN RESOURCES INC.
(An Exploration Stage Company)
Consolidated Balance Sheets
As at March 31, 2011 and 2010		Expressed in Canadian Dollars
		2011	2010
Assets
Current assets:
Cash and cash equivalents		$229,144,989	$48,712,372
Receivables		244,880	122,669
Prepaid expenses and deposits		146,084	257,561
		229,535,953	49,092,602
Furniture, equipment and leasehold improvements (note 3)		537,111	318,242

Resource properties and deferred exploration costs (note 4)		74,843,010	41,123,128
		$304,916,074	$90,533,972

Liabilities
Current liabilities:
Accounts payable and accrued liabilities (note 7)		$5,076,974	$1,097,951

Non-current liabilities:
Asset retirement obligations (note 5)		4,762,009	49,860
		9,838,983	1,147,811

Shareholders’ Equity

Share capital (note 6)		314,407,860	104,887,236
Contributed surplus (note 6(e))		17,163,323	8,082,767
Deficit accumulated		(36,494,092)	(23,583,842)
		295,077,091	89,386,161
		$304,916,074	$90,533,972

Commitments (note 9)
Contingencies (note 10)
Subsequent event (note 14)

Approved by the Board of Directors:

“Shawn Wallace”	“Marcel de Groot”
Director	Director

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.
(An Exploration Stage Company)
Consolidated Statements of Operations and Deficit
Years ended March 31, 2011, 2010 and 2009		Expressed in Canadian Dollars

	2011	2010	2009

Administration expenses:
Amortization	$101,974	$64,634	$40,346
Bank charges and interest	36,232	19,054	25,287
Consulting fees, directors’ fees and
wages and benefits (note 7)	2,415,249	1,733,946	1,379,953
Donation expense	82,000	488,200	-
Office, rent and administration	754,874	579,594	411,322
Professional fees (note 7)	437,970	453,499	448,308
Regulatory, transfer agent and shareholder
information	185,783	220,772	241,999
Stock-based compensation (note 6(c))	7,799,995	2,099,085	586,652
Travel, promotion and investor relations	970,548	1,283,965	485,032
	12,784,625	6,942,749	3,618,899

Other expenses (income):
Interest and other income	(490,851)	(114,994)	(222,703)
Foreign exchange loss	609,194	117,960	608,492
Gain on sale of marketable securities	(215,666)	-	-
Mineral property evaluation costs	222,948	-	-
Write-off of equipment	-	26,971	1,112
Write-off of interest in resources properties (note 4(c))	-	-	170,596
	125,625	29,937	557,497

Loss and comprehensive loss for the year	12,910,250	6,972,686	4,176,396

Deficit accumulated, beginning of year	23,583,842	16,611,156	12,434,760

Deficit accumulated, end of year	$36,494,092	$23,583,842	$16,611,156

Weighted average number of
shares outstanding	49,177,957	38,018,679	28,233,377

Loss per share - basic and diluted	$0.26	$0.18	$0.15

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
Years ended March 31, 2011, 2010 and 2009		Expressed in Canadian Dollars
	2011	2010	2009
		restated (note 2k)	restated (note 2k)

Cash provided by (used in):
Operating activities:
Net loss for the period	$(12,910,250)	$(6,972,686)	$(4,176,396)
Items not involving cash:
Amortization	101,974	64,634	40,346
Gain on sale of marketable securities	(215,666)	-	-
Stock-based compensation	7,799,995	2,099,085	586,652
Stock-based donation	-	486,000	-
Unrealized foreign exchange loss	252,610	223,087	173,484
Write-off of equipment	-	27,639	1,112
Write-off of interest in resource properties	-	-	170,596
Changes in non-cash working capital:
Accounts payable and accrued liabilities	1,116,591	(6,793)	80,095
Prepaid expenses and deposits	107,269	(168,798)	(33,905)
Receivables	(122,211)	(73,628)	87,109
	(3,869,688)	(4,321,460)	(3,070,907)

Investing activities:
Acquisition of interest in resource properties	(639,220)	-	(237,161)
Purchase of marketable securities	(145,921)	-	-
Proceeds from sale of marketable securities	361,587	-	-
Purchase of buildings, furniture, equipment and
leasehold improvements	(320,843)	(214,751)	(119,631)
Deferred exploration costs	(21,238,903)	(9,319,015)	(10,901,528)
	(21,983,300)	(9,533,766)	(11,258,320)

Financing activities:
Common shares issued for cash, net of share
issuance costs	207,277,430	59,869,420	2,225,493

Impact of foreign exchange on cash and cash
equivalents	(991,825)	(302,940)	(136,201)

Increase (Decrease) in cash and cash equivalents	180,432,617	45,711,254	(12,239,935)

Cash and cash equivalents, beginning of year	48,712,372	3,001,118	15,241,053

Cash and cash equivalents, end of year	$229,144,989	$48,712,372	$3,001,118

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$-	$-	$-
Income taxes	$-	$-	$-
Non-cash investing and financing activities:
Mineral property costs included
in accounts payable, change	$3,191,794	$499,899	$148,872
Stock-based compensation included in
mineral properties	$3,523,755	$839,198	$136,411
Reclassification of contributed surplus on
exercise of options and brokers’ warrants
(note 6(e))	$2,895,789	$1,959,664	$381,249
Warrants issued for services:
Share issue costs	$652,595	$523,924	$-

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Consolidated Schedule of Resource Property Costs
Years ended March 31, 2011 and 2010		Expressed in Canadian Dollars
	Ghana

	Esaase	Asumura	Total

Balance, March 31, 2009	$24,388,371	$5,969,574	$30,357,945

Acquisition costs:
Cash and accrued	-	-	-

Deferred exploration costs:
Asset retirement obligation	49,860	-	49,860
Camp operations	330,840	46,509	377,349
Development support costs	147,928	-	147,928
Equipment and infrastructure	423,860	25,557	449,417
Engineering studies	176,050	-	176,050
Exploration drilling	4,043,602	43,877	4,087,479
Exploration support costs	3,596,512	306,394	3,902,906
Health, safety and environmental studies	147,972	-	147,972
Stock-based compensation	839,198	-	839,198
Technical and in-fill drilling	587,024	-	587,024
	10,342,846	422,337	10,765,183

Balance, March 31, 2010	34,731,217	6,391,911	41,123,128

Acquisition costs:
Cashand accrued (note 4(a))	1,170,439	-	1,170,439
Asset retirement obligation (note 5)	5,126,210	-	5,126,210

Deferred exploration costs:
Camp operations	626,158	181,775	807,933
Development support costs	1,896,792	-	1,896,792
Equipment and infrastructure	1,242,037	29,429	1,271,466
Engineering studies	2,034,473	-	2,034,473
Exploration drilling	4,993,818	1,022,979	6,016,797
Exploration support costs	4,754,896	296,187	5,051,083
Health, safety and environmental studies	1,199,552	-	1,199,552
Stock-based compensation	3,523,755	-	3,523,755
Technical and in-fill drilling	5,621,382	-	5,621,382
	31,019,073	1,530,370	32,549,443

Balance, March 31, 2011	$66,920,729	$7,922,281	$74,843,010

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 1
Years ended March 31, 2011, 2010 and 2009                                                                                                                                                                      Expressed in Canadian Dollars

1.           Nature of operations and going concern

Keegan Resources Inc. (“Keegan” or the “Company”) was incorporated on September 23, 1999 under the laws of British Columbia.  The Company is in the exploration stage and is focused on advancing its principal property, the Esaase Gold Project to commercial production. In addition to its principal project, the Company holds a portfolio of other Ghanaian gold concessions in various stages of exploration. The Company’s shares trade on the Toronto Stock Exchange (“TSX”) and American Stock Exchange (“AMEX”) under the symbol “KGN”.

Management has estimated that the Company will have adequate funds from existing working capital to meet  corporate, development, administrative and property obligations for the coming year, including the completion of the pre-feasibility and feasibility studies of the Esaase property. As at March 31, 2011, the Company had $229,144,989 in cash and cash equivalents, working capital of $224,458,979 and no long-term debt.

The Company will require additional financing from time to time, and while the Company has been successful in raising equity financing in the past, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be available on acceptable terms.

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

2.           Significant accounting policies, change in accounting policy, and recent accounting pronouncements

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

(a)	Basis of consolidation

The consolidated financial statements include the accounts of the Company and the following subsidiaries:

Subsidiary name	Jurisdiction	Ownership

Keegan Resources Ghana Limited	Ghana	90	%(note 4(a))
Keegan International (Barbados) Inc.	Barbados	100%
Keegan Ghana (Barbados) Inc.	Barbados	100%
Quicksilver Ventures (Nevada) Inc	Nevada, USA	100%

During the three months ended March 31, 2011, the Company incorporated Keegan International (Barbados) Inc. and Keegan Ghana (Barbados) Inc. as its wholly-owned subsidiaries.

All significant intercompany amounts and transactions have been eliminated on consolidation.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 2
Years ended March 31, 2011, 2010 and 2009                                                                                                                                                                      Expressed in Canadian Dollars

2.	Significant accounting policies, change in accounting policy, and recent accounting pronouncements (continued)

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

(c)           Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term investments with original maturity dates of less than ninety days and/or with original maturity days over ninety days but redeemable on demand without penalty (note 2(k)). The Company places its cash with institutions of high-credit worthiness.

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

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 3
Years ended March 31, 2011, 2010 and 2009                                                                                                                                                                      Expressed in Canadian Dollars

2.	Significant accounting policies, change in accounting policy, and recent accounting pronouncements (continued)

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

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 4
Years ended March 31, 2011, 2010 and 2009                                                                                                                                                                      Expressed in Canadian Dollars

2.	Significant accounting policies, change in accounting policy, and recent accounting pronouncements (continued)

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

(i)           Earnings per share

Basic earnings per share is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated by dividing net income available to common shareholders by the weighted average number of diluted common shares outstanding during the year. Diluted common shares reflect the potential dilutive effect of exercising the stock options and warrants based on the treasury stock method.

For the years ended March 31, 2011, 2010 and 2009, common equivalent shares (consisting of shares issuable on exercise of stock options and warrants), totaling 6,497,800, 3,221,840, and 5,194,410 respectively, were not included in the computation of diluted loss per share because the effect was anti-dilutive.

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

(k)           Change in accounting policy

During the year ended March 31, 2011, the Company changed its accounting policy on short-term investments. Previously, the Company considered all cash equivalents with maturity dates over 90 days as short-term investments, including those that were redeemable on demand without penalty or loss of interest. Investments with maturity dates over 90 days that are redeemable on demand without penalty or loss of interest are now treated as cash and cash equivalents.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 5
Years ended March 31, 2011, 2010 and 2009                                                                                                                                                                      Expressed in Canadian Dollars

2.	Significant accounting policies, change in accounting policy, and recent accounting pronouncements (continued)

(k)           Change in accounting policy (continued)

Management judges that the new policy provides reliable and more relevant information because it better presents the nature of these investments in the fact that they can be liquidated before maturity. This change in accounting policy has been accounted for retroactively, and the comparative consolidated balance sheets and consolidated statements of cash flows as at and for the year ended March 31, 2010 have been restated. The effect of the change on the consolidated balance sheets as at March 31, 2010 is a decrease of the short-term investments by $22,000,000 and an increase in the cash and cash equivalents by the same amount. The effect of the change on the consolidated cash flows statements for the year ended March 31, 2010 is a decrease of the cash used in investing activities by $21,000,000 (2009 - $1,000,000), an increase in cash and cash equivalents by the same amount, and an increase in the cash and cash equivalents, end of year by $22,000,000. The change in the accounting policy did not have an impact on the opening retained earnings.

(l)           Recent Accounting Pronouncements Issued But Not Yet Implemented

i. Consolidations and non-controlling interests

CICA Handbook Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests, replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS standard, International Accounting Standards (“IAS”) 27 (Revised), Consolidated and Separate Financial Statements. The sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted. The Company will adopt this standard on April 1, 2011. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

ii.      Business combinations

CICA Handbook Section 1582, Business Combinations, replaces Section 1581 and establishes standards for the accounting for a business combination.  It provides the Canadian equivalent to IFRS 3 - Business Combinations.  This applies to a transaction in which the acquirer obtains control of one or more businesses.  Most assets acquired and liabilities assumed, including contingent liabilities that are considered to be improbable, will be measured at fair value.  Any interest in the acquiree owned prior to obtaining control will be remeasured at fair value at the acquisition date, eliminating the need for guidance on step acquisitions.  Additionally, a bargain purchase will result in recognition of a gain and acquisition costs must be expensed.  Earlier application is permitted. The Company will adopt this standard on April 1, 2011. The Company is currently evaluating the impact of the adoption of this new standard on its consolidated financial statements.

iii.	Financial instruments – recognition and measurement

CICA Handbook Section 3855 was amended in June 2010 to clarify the application of the effective interest rate method after a debt instrument has been impaired and when an embedded prepayment option is separated from its host debt instrument at initial recognition. The amendments are applicable for the Company’s interim and annual financial statements for its fiscal year beginning April 1, 2011 with earlier adoption permitted. The Company will adopt this standard on April 1, 2011 and does not expect a material impact on its consolidated financial statements.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 6
Years ended March 31, 2011, 2010 and 2009                                                                                                                                                                      Expressed in Canadian Dollars

2.	Significant accounting policies, change in accounting policy, and recent accounting pronouncements (continued)

(l)           Recent Accounting Pronouncements Issued But Not Yet Implemented (continued)

iv.	International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over a five-year transitional period. In February 2008, the CICA Accounting Standards Board confirmed that the changeover to IFRS from Canadian GAAP will be required for publicly accountable enterprises, effective for the interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.   The transition date of April 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ending March 31, 2011.  The Company has assessed the impact of adopting IFRS on financial statement presentation and accounting policies selection and currently is in a process of preparation of the Company’s IFRS opening balance sheet and note disclosures. The Company’s IT, accounting and financial reporting systems are not expected to be significantly impacted. Further, the Company has in place internal and disclosure control procedures to ensure continued effectiveness during the transition period.

3.           Furniture, equipment and leasehold improvements

		Accumulated	Net book
March 31, 2011	Cost	amortization	value

Furniture and equipment	245,680	77,478	168,202
Computers	300,509	91,025	209,484
Leasehold improvements	201,691	42,266	159,425

	$747,880	$210,769	$537,111

		Accumulated	Net book
March 31, 2010	Cost	amortization	value

Furniture and equipment	180,241	43,628	136,613
Computers	132,921	39,426	93,495
Leasehold improvements	113,875	25,741	88,134

	$427,037	$108,795	$318,242

4.	Resource properties and deferred exploration costs

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

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 7
Years ended March 31, 2011, 2010 and 2009                                                                                                                                                                      Expressed in Canadian Dollars

4.           Resource properties and deferred exploration costs (continued)

(a)	Esaase Gold Property

On May 3, 2006,the Company entered into an option agreement with Sametro Co. Ltd. (“Sametro”) to purchase a 100% interest in the Esaase Gold property in the southwest part of the Republic of Ghana (“Ghana”), West Africa. The property is asubject to the underlying 10% interest and 5% royalty (see note 10(a))to the Ghanaian government and a 0.5% royalty payable to the Bonte Liquidation Committee. Under the terms of the agreement, the Company was to make a series of cash payments totaling US$890,000, issue 780,000 common shares and incur minimum exploration expenditures of US$2,250,000 over a three year period.

During the year ended March 31, 2008, after having already made cash payments of US$500,000, issued 40,000 common shares and completed the full exploration expenditure requirement, the Company renegotiated the option agreement so that all further cash and share payments were no longer owed. In lieu of these payments, the Company paid US$850,000 to a creditor of Sametro and issued 40,000 additional common shares to Sametro.

Subsequent to these payments, the Company was granted the full Esaase Mining Lease by the Minerals Commission and Minister of Mines, Lands and Forestry with no further obligation to any party aside from the NSR and government commitments.

During the year ended March 31, 2008, the Company purchased 100% private ownership of the Jeni Concession mining lease and exploration rights. The Jeni Concession lies directly to the southwest and contiguous to the Esaase Gold property. In consideration for the acquisition of the mining lease, Keegan paid US$50,000 to the Bonte Liquidation Committee and US$50,000 to the Minerals Commission of Ghana for the title transfer. The Ghanaian government retains a standard 10% carried interest and 3% royalty based on the existing mining lease and the Bonte Liquidation Committee retains a 0.5% royalty.

Subsequent to the granting of the Esaase and Jeni mining leases, the Ghanaian government amended the royalty scheme in Ghana to a 5% royal for all mining projects and uncertainty now exists as to the final royalty rate applicable to the property (see note 10(a)).

Acquisition

During the year ended March 31, 2011, the Company made a payment of $ 591,660 (US$ 600,000) plus certain acquisition costs to acquire a 100% interest in the Dawohodo prospecting concession, an adjacent mineral concession to the Esaase Gold property. A further payment of US$500,000 is payable pursuant to the agreement. This payment was made subsequent to March 31, 2011.

Free carried interest to the Ghanaian government

Pursuant to the provisions of the Ghanaian statute, as at March 31, 2011,the Ghanaian government acquired, for zero proceeds, a 10% free carried interest in the rights and obligations of the mineral operations of the Esaase Gold Property through an interest in Keegan Resources Ghana Limited (“Keegan Ghana”).Keegan Ghanareserved 10% of its common shares for issuance to the Ghanaian government, and one government representative was appointed to the Board of Directors of Keegan Ghana. The Ghanaian government is entitled to 10% of declared dividends from the net profit of Keegan Ghana at the end of a financial year.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 8
Years ended March 31, 2011, 2010 and 2009                                                                                                                                                                      Expressed in Canadian Dollars

4.	Resource properties and deferred exploration costs (continued)

(b)	Asumura Gold Project

The Company entered into an option agreement with GTE Ventures Limited (“GTE”) dated February 18, 2005 and subsequently amended, through which it acquired an undivided 100% private interest in the Asumura Reconnaissance Concession (“Asumura property”) located in Ghana.

The Asumura property is subject to a 3.5% royalty; 50% of which may be purchased for US$2,000,000 from GTE and the remaining 50% may be purchased for an additional US$4,000,000. If the property is converted to a Mining License, in accordance with Ghanaian law, it will become subject to a 5% royalty and 10% ownership by the Ghanaian government (see note 10(a)).

(c)	Write-off of interest in resources properties

During the years ended March 31, 2011 and 2010 no deferred acquisition and exploration costs related to resource properties were written-off. During the year ended March 31, 2009, the Company decided not to pursue its option agreement to earn a 100% ownership of a reconnaissance concession in Ghana (Mt. Olives concession) and as a result, $170,596 in acquisition and deferred exploration expenditures were written-off.

5.	Asset retirement obligations

The asset retirement obligations provision relates to current and historical disturbance caused to the mineral concessions with in the area of interest of the Esaase Gold Property. Management has determined that these areas will be included as part of the project’s life-of-mine rehabilitation program. The estimated present value of future cash flows associated with this constructive obligation has been recorded as a non-current provision.

Esaase development project	Year ended	Year ended
	March 31, 2011	March 31, 2010

Opening balance	$49,860	$-
Additions	4,712,149	49,860

Closing Balance	$4,762,009	$49,860

	2011	2010
Undiscounted and uninflated estimated future cash obligation	$8,186,463	$9,860
Expected term until settlement	13 years	1 year
Inflation rate	2.49%	-
Discount rate	6.60%	-

6.	Share capital and contributed surplus

(a)           Authorized share capital

unlimited common shares without par value; and
unlimited preferred shares without par value

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 9
Years ended March 31, 2011, 2010 and 2009                                                                                                                                                                     Expressed in Canadian Dollars

6.           Share capital and contributed surplus (continued)

(b)	Issued and outstanding common shares

	Number of shares	Amount
Balance, March 31, 2008	27,467,648	$40,489,334

Issued for cash:
Pursuant to the exercise of warrants
- at $2.40	623,000	1,495,200
- at $3.25	150,000	487,500
Pursuant to the exercise of options
- at $0.92	263,905	242,793
Transferred from contributed surplus for the exercise
of options and warrants	-	1,959,664
Balance, March 31, 2009	28,504,553	$43,096,076

Issued for cash:
Pursuant to private placements
- at $2.40	8,000,000	19,200,000
- at $5.90	7,015,000	41,388,500
Share issuance costs	-	(4,049,152)
Pursuant to the exercise of warrants
- at $3.10	162,667	504,268
Pursuant to the exercise of options
- at $0.92	609,410	560,657
- at $1.12	50,000	56,000
- at $1.16	25,000	29,000
- at $2.44	475,493	1,160,203
- at $2.48	20,000	49,600
- at $3.38	19,000	64,220
- at $4.20	91,000	382,200
Transferred from contributed surplus for the exercise
of options and warrants	-	1,959,664
Issued in donation	75,000	486,000

Balance, March 31, 2010	45,047,123	$104,887,236

Issued for cash:
Pursuant to a bought deal financing at $7.50	28,405,000	213,037,500
Share issuance costs, cash	-	(10,199,980)
Share issuance costs, fair value of warrants
granted to underwriters	-	(652,595)

Pursuant to the exercise of warrants
- at $3.10	237,333	735,732
Pursuant to the exercise of options
- at $1.12	37,500	42,000
- at $1.16	200,000	232,000
- at $2.44	349,507	852,797
- at $2.48	40,000	99,200
- at $3.31	50,000	165,500
- at $3.60	75,000	270,000
- at $4.01	65,625	263,156
- at $4.20	280,000	1,176,000
- at $6.19	97,500	603,525
Transferred from contributed surplus for the exercise
of options and warrants	-	2,895,789

Balance, March 31, 2011	74,884,588	$314,407,860

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 10
Years ended March 31, 2011, 2010 and 2009                                                                                                                                                                      Expressed in Canadian Dollars

6.           Share capital and contributed surplus (continued)

(b)           Issued and outstanding common shares (continued)

Year ended March 31, 2011

On February 17, 2011, the Company completed a bought deal share offering pursuant to an underwriting agreement, under which the underwriters purchased an aggregate of 24,700,000 common shares of the Company at a price of $7.50 per common share for gross proceeds of $185,250,000. The underwriters exercised an over-allotment option to purchase an additional 3,705,000 common shares at $7.50, bringing the total gross proceeds from the bought deal financing to $213,037,500.  Pursuant to the underwriting agreement, the Company paid a commission to the underwriters equivalent to 4.5% of the gross proceeds raised or $9,586,688  and incurred other cash share issuance costs totaling $613,292.In addition, the Company granted 284,050 share purchase warrants to the underwriters entitling them to purchase common shares of the Company at a price of $7.50 per share until February 17, 2013. The Company recorded share issuance costs of $652,595 related to the warrants granted to underwriters, representing the fair value or the warrants calculated using the Black-Scholes option-pricing method (note 6(d)).

During the year ended March 31, 2011, an aggregate of 1,195,132common shares were issued for gross proceeds of $3,704,178 on exercise of options. In addition, a reclassification of $2,584,883 from contributed surplus to share capital was recorded on the exercise of these options.

During the year ended March 31, 2011, an aggregate of 237,333 common shares were issued for gross proceeds of $735,732 on exercise of broker’s warrants. In addition, a reclassification of $310,906from contributed surplus to share capital was recorded on the exercise of the broker’s warrants.

Year ended March 31, 2010

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

During the year ended March 31, 2010, the Company also completed a brokered private placement pursuant to an underwriting agreement dated May 8, 2009,under which the underwriters purchased an aggregate of 8,000,000 common shares of the Company at a price of $2.40 per common share for total gross proceeds of $19,200,000.  Pursuant to the underwriting agreement, the Company paid a commission to the underwriters equivalent to 5% of the gross proceeds raised or $960,000 and incurred other issuance costs totaling $180,467. In addition, the Company issued 400,000 warrants to the underwriters which is equal to 5% of the total common shares sold. Each warrant will entitle the underwriters to purchase a common share of the Company at a price of $3.10 per share for a period of 18 months. The fair value of the warrants, $523,924, has been included in share issuance costs.

During the year ended March 31, 2010, the Company issued 75,000 common shares in donation. The shares were recorded at fair value of $6.48 per share in the statement of operations.

During the year ended March 31, 2010, an aggregate of 1,289,903 common shares were issued for gross proceeds of $2,301,880on exercise of options. In addition, a reclassification of $1,746,586 from contributed surplus to share capital was recorded on the exercise of these options.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 11
Years ended March 31, 2011, 2010 and 2009                                                                                                                                                                      Expressed in Canadian Dollars

6.           Share capital and contributed surplus (continued)

(b)           Issued and outstanding common shares (continued)

During the year ended March 31, 2010, an aggregate of 162,667 common shares were issued for gross proceeds of $504,268 on exercise of broker’s warrants. In addition, a reclassification of $213,078 from contributed surplus to share capital was recorded on the exercise of these options.

Year ended March 31, 2009

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

The following table summarizes the stock options outstanding and exercisable at March 31, 2011:

	Number outstanding at		Number exercisable at
Exercise price	March 31, 2011	Expiry date	March 31, 2011

$2.44	305,000	November 10, 2011	305,000
$3.60	25,000	October 17, 2012	25,000
$4.20	440,000	February 5, 2013	440,000
$1.12	12,500	January 15, 2014	12,500
$3.31	120,000	June 2, 2014	120,000
$3.10	225,000	July 2, 2014	225,000
$3.10	75,000	July 17, 2014	75,000
$4.01	416,250	October 6, 2014	355,625
$6.50	220,000	December 14, 2014	192,500
$6.19	1,505,000	May 26, 2015	912,500
$7.83	115,000	October 20, 2015	43,125
$9.00	225,000	November 30, 2015	84,375
$8.00	2,530,000	March 17, 2016	632,500

	6,213,750		3,423,125
Weighted average contractual life
remaining at March 31, 2011 (years)	4.04		3.48

The number of stock options exercisable as at March 31, 2010  and 2009 was 2,322,632 and 2,907,910 respectively.

A summary of the stock options grants, exercises and forfeitures for the year ended March 31, 2011, 2010 and 2009 is presented below:

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 12
Years ended March 31, 2011, 2010 and 2009                                                                                                                                                                      Expressed in Canadian Dollars

6.           Share capital and contributed surplus (continued)

(c)	Stock options (continued)

	Number	Weighted average
	of shares	Exercise price

Balance, March 31, 2008	3,533,315	$2.49
Granted	100,000	1.12
Exercised	(263,905)	0.92
Forfeited	(150,000)	3.30

Balance, March 31, 2009	3,219,410	$2.54
Granted	1,175,000	4.14
Exercised	(1,289,903)	1.78
Forfeited	(115,000)	3.05

Balance, March 31, 2010	2,989,507	$3.48
Granted	4,495,000	7.39
Exercised	(1,195,132)	3.10
Forfeited	(75,625)	4.20

Balance, March 31, 2011	6,213,750	$6.37

The weighted average exercise price of the stock options exercisable as at March 31, 2011 was $5.41.

During the year ended March 31, 2011, under the fair-value-based method, $7,799,995 (2010 – $2,099,085, 2009 - $586,652)) in stock-based compensation expense was recorded in the statements of operations and deficit and $3,523,755 (2010 – $839,198, 2009 - $136,411) was capitalized to resource properties for stock options granted to directors, employees and consultants of the Company.

The fair value of stock options used to calculate stock-based compensation expense has been estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	2011	2010	2009
Risk free interest rate	2.21%	2.35%	1.48%
Expected dividend yield	0%	0%	0%
Stock price volatility	88%	93%	86%
Expected life of options	3.63 years	3.71 years	3.67 years

The weighted average fair value of options granted during year ended March 31, 2011 was $4.67 (2010 - $3.28, 2009 - $0.70) per option.

(d)	Warrants

The following warrants were outstanding at March 31, 2011. Each warrant entitles the holder to purchase one common share of the company as follows:

	Number outstanding at		Number exercisable at
Exercise price	March 31, 2011	Expiry date	March 31, 2011

$7.50	284,050	February 17, 2013	284,050
	284,050		284,050

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 13
Years ended March 31, 2011, 2010 and 2009                                                                                                                                                                      Expressed in Canadian Dollars

6.           Share capital and contributed surplus (continued)

(d)           Warrants (continued)

The continuity of share purchase warrants for the year ended March 31, 2011 is as follows:

Exercise price	Expiry date	March 31, 2010	Issued	Exercised	Expired	March 31, 2011

$7.50	February17, 2013	-	284,050	-	-	284,050
$3.10	November 26, 2010	237,333	-	(237,333)	-	-
		237,333	284,050	(237,333)	-	284,050

The fair value of $652,595 of the 284,050 brokers’ warrants issued during the year ended March 31, 2011 was included in share issuance costs (note 6 (b)).

The continuity of share purchase warrants for the year ended March 31, 2010is as follows:

Exercise price	Expiry date	March 31, 2009	Issued	Exercised	Expired	March 31, 2010

$4.25	May 27, 2009	330,000	-	-	(330,000)	-
$5.25	May 27, 2009	1,650,000	-	-	(1,650,000)	-
$3.10	November 26, 2010	-	400,000	(162,667)	-	237,333
		1,980,000	400,000	(162,667)	(1,980,000)	237,333
The fair value of $523,924 of the 400,000 brokers’ warrants issued during the year ended March 31, 2010 was included in share issuance costs (note 6 (b)).

The continuity of share purchase warrants for the year ended March 31, 2009 is as follows:

Exercise price	Expiry date	March 31, 2008	Issued	Exercised	Expired	March 31, 2009

$2.40	May 16, 2007	630,500	-	(623,000)	(7,500)	-
$3.25	February 16, 2009	3,208,750	-	(150,000)	(3,058,750)	-
$4.25	May 27, 2009	330,000	-	-	-	330,000
$5.25	May 27, 2009	1,650,000	-	-	-	1,650,000
		5,819,250	-	(773,000)	(3,066,250)	1,980,000

The fair value of broker warrants used to calculate share issuance costs has been estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	2011	2010	2009
Risk free interest rate	1.79%	0.97%	-
Expected dividend yield	0%	0%	-
Stock price volatility	55%	117.54%	-
Expected life of warrants	2.0 years	1.5 years	-

The weighted average fair value of broker warrants granted during the year ended March 31, 2011 was approximately $2.30(2010 - $1.31) per broker warrant.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 14
Years ended March 31, 2011, 2010 and 2009                                                                                                                                                                      Expressed in Canadian Dollars

6.           Share capital and contributed surplus (continued)

(e)           Contributed surplus

	2011	2010	2009
Balance, beginning of year	$8,082,767	$6,580,224	$6,238,410
Stock-based compensation	11,323,750	2,938,283	7,232,063
Brokers’ warrants issued	652,595	523,924	-
Transferred to share capital for the exercise
of options and brokers’ warrants	(2,895,789)	(1,959,664)	(381,249)
Balance, end of year	$17,163,323	$8,082,767	$6,580,224

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

7.             Related party transactions

The Company has a consulting agreement with a company controlled by a director of the Company in the amount of US$ 17,500 per month plus benefits up to February 28, 2011 and US$ 8,750 plus benefits there after. During the year ended March 31, 2011, the Company paid consulting fees, benefits and a bonus of $306,507 (2010 - $269,531; 2009 - $211,632) under this agreement.

Included in consulting fees, wages and benefits is $nil (2010 - $nil; 2009 - $91,270) paid or accrued for consulting fees paid to an officer of the Company during the year ended March 31, 2011.

During the year ended March 31, 2011, the Company included in professional fees $15,850 (2010 - $98,410; 2009 - $76,660) for accounting fees paid or accrued to a company controlled by an officer of the Company.

During the year ended March 31, 2011, the Company paid or accrued $nil (2010 - $112,954, 2009 -  $155,404) for geological consulting fees to a former director of the Company. These costs have been included in resource properties.

During the year ended March31, 2011, the Company billed $223,264 (2010 - $nil; 2009 - $nil) to companies with directors and officers in common in respect to recovery of general and administration costs

These transactions were conducted in the normal course of operations and were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts payable and accrued liabilities as at March 31, 2011 is $96,365 (2010 - $70,028) owing to a company controlled by a director of the Company. Included in receivables as at March 31, 2011 is an aggregate amount of $25,598(2010 - $nil) due from companies with directors and officers in common.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 15
Years ended March 31, 2011, 2010 and 2009                                                                                                                                                                      Expressed in Canadian Dollars

8.           Income taxes

The Company has accumulated foreign resource deductions totaling $38,397,548 (2010 - $22,627,113) and non-capital losses of approximately $19,865,000 (2010 - $12,484,000) in Canada and $2,703,000 (2009 - $1,937,000) in Ghana for income tax purposes, which may be carried forward to reduce taxable income of future years.  The non-capital losses expire as follows:

	Ghana	Canada	Total

2012	173,908	-	173,908
2013	272,784	-	272,784
2014	622,727	54,776	677,503
2015	673,498	369,545	1,043,043
2016	960,126	-	960,126
2026	-	1,098,124	1,098,124
2027	-	1,406,794	1,406,794
2028	-	2,170,432	2,170,432
2029	-	2,517,510	2,517,510
2030	-	4,379,038	4,379,038
2031	-	7,868,482	7,868,482

	2,703,043	19,864,701	22,567,744

A reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is:

	2011	2010	2009

Average statutory tax rate	28%	29.63%	30.38%

Loss before income taxes	$(12,910,000)	$(6,973,000)	$(4,176,000)

Expected income tax recovery	(3,615,000)	(2,066,000)	(1,269,000)
Increase (decrease) in income tax recovery resulting from:
Mineral exploration costs not deductible for tax	2,619,000	1,838,000	245,000
Stock based compensation	2,184,000	622,000	178,000
Other permanent differences	(38,000)	18,000	133,000
Change in statutory rates	44,000	311,000	172,000
Share issuance costs	(2,550,000)	(881,000)	-
Other	(443,000)	(214,000)	-

Increase in the valuation allowance	1,799,000	372,000	541,000

Income tax recovery	$-	$-	$-

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 16
Years ended March 31, 2011, 2010 and 2009                                                                                                                                                                      Expressed in Canadian Dollars

8.           Income taxes (continued)

The significant components of the Company’s future income tax assets (liabilities) are as follows:

	2011	2010	2009

Non-capital and capital losses	$5,642,000	$3,814,000	$2,570,000
Foreign development and exploration expenditures	(5,074,000)	(2,768,000)	(1,283,000)
Share issuance costs	2,608,000	834,000	240,000
Unrealized foreign exchange loss	497,000	-	-
Furniture, equipment and leasehold improvements	49,000	43,000	24,000

	3,722,000	1,923,000	1,551,000

Less: valuation allowance	(3,722,000)	(1,923,000)	(1,551,000)

	$-	$-	$-

The Company has recorded a valuation allowance against its future income tax assets as it was determined that under current conditions it is not more like-than-not that these future tax benefits in Canada and Ghana will be realized.

9.           Commitments

As at March 31, 2011, the Company has contractual commitments with certain service providers in Ghana and Canada. The amounts due under these contracts and their payment terms are as follows:

2012	$586,088
2013	633,478
2014	568,438
2015	568,438
2016	94,740
$2,451,182

10.           Contingencies

(a)           Ghanaian mining royalties

On March 19, 2010, the government of Ghana amended section 25 of the Minerals and Mining Act of 2006 (Act 703) which stipulates the royalty rates on mineral extraction payable by mining companies in Ghana. The section now states that a holder of a mining lease, restricted mining lease, or small scale mining license shall pay royalty in respect of minerals obtained from its mining operations to Ghana at the rate of 5% of the total revenue earned from minerals obtained by the holder. Currently,  uncertainty exists on how this amendment will affect the Esaase gold property’s existing mining lease and whether this rate will change as the Company goes through negotiations with the government with respect to a stability agreement on the project.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 17
Years ended March 31, 2011, 2010 and 2009                                                                                                                                                                      Expressed in Canadian Dollars

10.           Contingencies (continued)

 (b)           Esaase option agreement suit

Keegan Ghana was named jointly with the Ghana Minerals Commission as a co-defendant in a legal suit by the company that had originally optioned the Esaase Gold property to the Company. The Plaintiff is alleging certain irregularities in connection with the closing of the option resulting in Keegan Ghana’s acquisition of the Esaase gold property and the issuing of the requisite regulatory approvals under Ghanaian Law. Keegan Ghana has refuted the allegations on grounds that it had at all material times acted legally and in good faith and has therefore filed a defense and counter-claim against the Plaintiff. The Company is of the view after discussion with Ghanaian Counsel that the allegations are totally without legal merit and will be vigorously defended. The Ghana Minerals Commission has also denied the allegations and filed a defense to the suit. The Company’s potential liability for damages, if any, is currently not determinable.

11.           Segmented information

Geographic Information

The Company operates in one reportable operating segment, being the exploration and development of resource properties.

March 31, 2011	Canada	Ghana	Total

Furniture, equipment and leasehold improvements	$417,261	$119,850	$537,111
Resource properties and deferred exploration costs	-	74,843,010	74,843,010

	$417,261	$74,962,860	$75,380,121

March 31, 2010	Canada	Ghana	Total

Furniture, equipment and leasehold improvements	$218,388	$99,854	$318,242
Resource properties and deferred exploration costs	-	41,123,128	41,123,128

	$218,388	$41,222,982	$41,441,370

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 18
Years ended March 31, 2011, 2010 and 2009                                                                                                                                                                      Expressed in Canadian Dollars

12.           Financial instruments

As at March 31, 2011, the Company’s financial instruments consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities.

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

The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

			March 31, 2011
	Category	Carrying Value	Amount	Fair value hierarchy Level 1
Financial Assets
Cash and cash equivalents	Held-for-trading	Fair value	$229,144,989	$229,144,989
Receivables excluding sales taxes refundable	Loans and receivables	Amortized cost	95,816	N/A
			$229,240,805	$229,144,989

Financial Liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost	$5,076,974	N/A
			$5,076,974	N/A

			March 31, 2010
	Category	Carrying Value	Amount	Fair value hierarchy Level 1
Financial Assets
Cash and cash equivalents	Held-for-trading	Fair value	$48,712,372	$48,712,372
Receivables	Loans and receivables	Amortized cost	39,662	N/A
			$48,752,034	$48,712,372

Financial Liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost	$1,097,951	N/A
			$1,097,951	N/A

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant credit, liquidity, or market risks arising from these financial instruments. The risk exposure is summarized as follows:

(a)           Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash and cash equivalent balances at the banks in each of Canada and Ghana (approximately $920,000). The majority of the Company’s cash held in Canadian based banking institutions, authorized under the Bank Act (Canada) to accept deposits, which may be eligible for deposit insurance provided by the Canadian Deposit Insurance Corporation. As at March 31, 2011, the receivables consist primarily of interest receivable of $70,218 (2010 - $39,662) and other receivables of $25,598 (2010 - $nil), neither of which are considered past due.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 19
Years ended March 31, 2011, 2010 and 2009                                                                                                                                                                      Expressed in Canadian Dollars

12.           Financial instruments (continued)

(b)           Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. As at March 31, 2011, the Company had a cash and cash equivalents balance of $229,144,989(2010 – $48,712,372) to settle current liabilities of $5,076,974 (2010 - $1,097,951) that mainly consist of accounts payable that are considered short term and expected to be settled within 30 days.

(c)           Market risk

i.           Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s cash and cash equivalents attract interest at floating rates and have maturities of 90 days or less  or maturity over ninety days but redeemable on demand without penalty. The interest is typical of Canadian banking rates, which are at present low, however the conservative investment strategy mitigates the risk of deterioration to the investment. A sensitivity analysis suggests that a change of 100 basis points in the interest rates would result in a corresponding increase or decrease in net loss of approximately $2,291,754 as at March 31, 2011. A change of 100 basis points in the interest would have not been material to the financial statements as at March 31, 2010.

ii.           Foreign currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in Canada and Ghana and holds cash in Canadian, United States and Ghanaian Cedi currencies in line with forecasted expenditures. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar (“USD”), Ghanaian Cedi and the Australian dollar (“AUS”) could have an effect on the Company’s results of operations, financial position or cash flows. At March 31, 2011 and 2010, the Company had no hedging agreements in place with respect to foreign exchange rates.

The Company is exposed to currency risk through the following financial assets and liabilities denominated in currencies other than Canadian dollars:

	March 31, 2011			March 31, 2010
	USD	Ghana Cedis	AUD	USD	Ghana Cedis	AUD
Cash and cash equivalents	62,188,642	337,577	-	11,873,686	99,172	-
Accounts payable	(80,639)	(3,586,750)	(386,702)	(57,568)	(829,482)	(25,194)
Net exposure	62,108,003	(3,249,173)	(386,702)	11,816,118	(730,310)	(25,194)

A 10% appreciation or deprecation of the above mentioned currencies compared with the Canadian dollar would result in a corresponding increase or decrease in net loss of approximately $5,847,212 as at March 31, 2011 (2010 - $1,106,062).

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 20
Years ended March 31, 2011, 2010 and 2009                                                                                                                                                                      Expressed in Canadian Dollars

12.           Financial instruments (continued)

(c)           Market risk (continued)

iii.           Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from currency risk or interest rate risk. As at March 31, 2011 and 2010, the Company was not exposed to other price risk.

(d)           Fair value

The carrying values of cash and cash equivalents, short-term investments, receivables and accounts payable and accrued liabilities approximate their respective fair values due to the short-term nature of these instruments.

(e)	Items of income, expense, gains or losses

	2011	2010	2009
Interest income from held-for-trading financial assets	$478,467	$114,994	$222,702
Interest expense from other financial liabilities	-	-	-
Realized gain on available-for-sale financial assets	$215,666	$-	$-

13.           Capital management

The Company considers items included in shareholders’ equity and cash and cash equivalents to be capital.

	2011	2010

Cash and cash equivalents	$229,144,989	$48,712,372

Shareholders’ equity	$295,077,091	$89,386,161

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

There were no changes in the Company’s management of capital during the year ended March 31, 2011.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 21
Years ended March 31, 2011, 2010 and 2009                                                                                                                                                                      Expressed in Canadian Dollars

14.           Subsequent event

Stock options exercises

Subsequent to March 31, 2011, the Company received an aggregate of $1,629,173 upon the exercise of 419,200 stock options at a weighted average exercise price of $3.89 per share.

15.           Comparative figures

Certain of the 2010 comparative figures have been reclassified to conform to the current year’s presentation.

16.            United States generally accepted accounting principles

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

The Company is subject to income taxes in Canada and the Republic of Ghana. The tax years of major tax jurisdictions that remain subject to examination as of March 31, 2011 are as follows:

Canada	2004 to 2011
Ghana	2006 to 2011

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 22
Years ended March 31, 2011, 2010 and 2009                                                                                                                                                                      Expressed in Canadian Dollars

16.            United States generally accepted accounting principles (continued)

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

The following is a summary for stock options as at March 31:

	2011	2010	2009
Outstanding stock options	6,213,750	2,984,507	3,214,410
Exercisable stock options	3,423,125	2,317,632	2,907,910
Aggregate intrinsic value of options outstanding	$13,515,367	$8,510,028	$3,048,594
Weighted average contractual term	4.04 years	3.03 years	2.64 years

The aggregate intrinsic value represents the difference between the Company’s closing stock price on March 31, 2011 and the exercise price of the award, multiplied by the number of in-the-money options.

(d)          Non-controlling interest

The Company applies ASC 810 – Non-controlling interests in Consolidated Financial Statements (“ASC 810). ASC 810 requires losses be attributed to the non-controlling interest even if they exceed its carrying amount and non-controlling interests be classified as a component of equity. Under Canadian GAAP losses are attributed to non-controlling interest up to its carrying amount and non-controlling interest is recognized between liabilities and shareholders equity of the balance sheet.

(e)           Adoption of New Accounting Policies

i.	Accounting of Transfers of Financial Assets an amendment of FASB No. 140

In June 2009, FASB issued ASC 860, Accounting of Transfers of Financial Assets an amendment of FASB No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. ASC 860 improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. The Board undertook this project to address (1) practices that have developed since the issuance of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, that are not consistent with the original intent and key requirements of that Statement and (2) concerns of financial statement users that many of the financial assets (and related obligations) that have been derecognized should continue to be reported in the financial statements of transferors.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 23
Years ended March 31, 2011, 2010 and 2009                                                                                                                                                                      Expressed in Canadian Dollars

16.            United States generally accepted accounting principles (continued)

(e)	Adoption of New Accounting Policies (continued)

i.	Accounting of Transfers of Financial Assets an amendment of FASB No. 140 (continued)

This Statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited.  The adoption of the standard did not have a material impact on the Company’s financial statements.

ii. Variable interest entities an Amendment to FASB Interpretation No.46(R)

In June 2009, FASB issued Statement No. 167, Amendment to FASB Interpretation No.46(R). This Statement improves financial reporting by enterprises involved with variable interest entities. The Board undertook this project to address (1) the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, as a result of the elimination of the qualifying special-purpose entity concept in FASB Statement No. 166, Accounting for Transfers of Financial Assets, and (2) constituent concerns about the application of certain key provisions of Interpretation 46(R), including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity.  This Statement shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited.  The adoption of the standard did not have a material impact on the Company’s financial statements.

(f)
As permitted by the Securities Exchange Commission, the Company will not provide reconciliations between local generally accepted accounting principles and US GAAP, following the adoption of IFRS for periods starting on April 1, 2011.

(g)	Reconciliation

The effect of the above measurement differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the consolidated balance sheets and statements of operations, comprehensive loss and deficit and cash flows is summarized as follows:

Reconciliation of losses reported to US GAAP:

	2011	2010	2009
Net loss and comprehensive loss as reported in accordance with Canadian GAAP	$(12,910,250)	$(6,972,686)	$(4,176,396)
Adjustments:
Mineral property exploration costs (note 16(a))	(32,549,443)	(10,765,183)	(11,057,807)
Net loss and comprehensive loss under US GAAP	$(45,459,693)	$(17,737,869)	$(15,234,203)
Less: Loss attributable to non-controlling interest US GAAP (note 16(d))	471,776	-	-
Loss attributable to shareholders US GAAP	(44,987,917)	-	-
Basic and diluted loss per share under US GAAP	$(0.91)	$(0.47)	$(0.54)

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 24
Years ended March 31, 2011, 2010 and 2009                                                                                                                                                                     Expressed in Canadian Dollars

16.            United States generally accepted accounting principles (continued)

(g)        Reconciliation (continued)

Reconciliation of total assets, liabilities and shareholders’ equity to US GAAP:

	2011	2010

Total assets under Canadian GAAP	$304,916,074	$90,533,972
Adjustments:
Mineral property exploration costs (note 16(a))	(70,697,780)	(38,148,337)

Total assets under US GAAP	$234,218,294	$52,385,635

Total liabilities under Canadian and US GAAP	$9,838,983	$1,147,811

Total shareholders’ equity under Canadian GAAP	$295,077,091	$89,386,161
Adjustments:
Mineral property exploration costs (note 16(a))	(70,697,780)	(38,148,337)
Accumulated deficit attributable to non-controlling interest (note 4(a),16(d))	5,389,036	-
Shareholders’ equity attributable to shareholders under US GAAP	229,768,347	51,237,824
Shareholders’ equity attributable to non-controlling interest under US GAAP (note 16(d))	(5,389,036)	-
Total shareholders’ equity under US GAAP	224,379,311	51,237,824
Total liabilities and shareholders’ equity under US GAAP	$234,218,294	$52,385,635

Reconciliation of consolidated statements of cash flows under US GAAP:

	2011	2010	2009
		Restated (note 2k)	Restated (note 2k)
Cash used in operating activities under Canadian GAAP	$(3,869,688)	$(4,321,460)	$(3,070,907)
Adjustments:
Mineral property exploration costs (note 16(a))	(21,238,903)	(9,319,015)	(10,901,528)

Cash used in operating activities under US GAAP	$(25,108,591)	$(13,640,475)	$(13,972,435)

	2011	2010	2009

Cash used in investing activities under Canadian GAAP	$(21,983,300)	$(9,533,766)	$(12,258,320)
Adjustments:
Mineral property exploration costs (note 16(a))	21,238,903	9,319,015	10,901,528

Cash used in investing activities under US GAAP	$(744,397)	$(214,751)	$(1,356,792)

ITEM 19.	EXHIBITS

Exhibit	Description of Exhibit
1.1	Certificate of Incorporation (1)
1.2	Certificate of Name Change (1)
1.3	Articles (1)
1.5	Notice of Alteration (1)
4.1	Asumura Project – Agreement dated February 18, 2005 between the Company and GTE Ventures Limited (1)
4.2	Esaase Project – Agreement dated May 9, 2006 between the Company and Sammetro Co. Ltd. (1)
4.3	Option agreement dated March 27, 2008 with Mt. Olives Goldfields, Ltd. (2)
4.4	Jeni Concession mining lease and exploration rights. (2)
4.5	Dan McCoy Consulting Agreement – Agreement between the Company and Dan McCoy dated January 1, 2005 (1)
4.6	2008 Share Option Plan (3)
8.1	List of Subsidiaries – See Item 4.C.
12.1	302 Certification of Chief Executive Officer
12.2	302 Certification of Chief Financial Officer
13.1	906 Certification of Chief Executive Officer
13.2	906 Certification of Chief Financial Officer
15.1	Letter by BDO Canada LLP - Preferable accounting principle
(1)	Incorporated by reference from our Registration Statement on Form 20-F filed with the SEC on October 17, 2006.
(2)           Incorporated by reference from our Annual Report on Form 20-F filed with the SEC on September 30, 2008.
(3)           Incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 1, 2009.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated: June 29, 2011	By: “Maurice Tagami”
Maurice Tagami, President and CEO