Form 40-F
period 2012-03-31
Keegan Resources Inc.
filed 2012-07-02
CIK 1377757

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 40-F
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2012	Commission File Number: 001-33580

	KEEGAN RESOURCES INC.
	(Exact name of Registrant as specified in its charter)
British Columbia	1040	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)
	700 -1199 West Hastings Street Vancouver, British Columbia Canada V6E 3T5 (604) 683-8193
	(Address and telephone number of Registrant’s principal executive offices)
	National Registered Agents, Inc. 875 Avenue of the Americas, Suite 501 New York, New York 10001 Tel: 1-800-550-6724
	(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to section 12(b) of the Act:
Title Of Each Class	Name Of Each Exchange On Which Registered
Common Shares, no par value	NYSE MKT Equities

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this Form:
☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report:  75,545,838 Common Shares as of March 31, 2012

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒	No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐	No ☐

INTRODUCTORY INFORMATION

In this annual report, references to the “Company” or “Keegan” mean Keegan Resources Inc. and its subsidiaries, unless the context suggests otherwise.

Unless otherwise indicated, all amounts in this annual report are in US dollars and all references to “$” mean US dollars.

PRINCIPAL DOCUMENTS

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

•	the Company’s Annual Information Form for the year ended March 31, 2012;

•	the Company’s Audited Consolidated Financial Statements as at March 31, 2012 and 2011, and for the years ended March 31, 2012 and 2011, and the notes thereto; and

•	the Company’s Management Discussion and Analysis for the year ended March 31, 2012.

The Company’s Audited Consolidated Financial Statements that are incorporated by reference into this Registration Statement have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”).

FORWARD-LOOKING STATEMENTS

This Annual Report includes or incorporates by reference certain statements that constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  These statements appear in a number of places in this Annual Report and documents incorporated by reference herein and include statements regarding the Company’s intent, belief or current expectation and that of the Company’s officers and directors.  These forward-looking statements involve known and unknown risks and uncertainties that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  In certain cases, forward-looking statements can be identified by the use of words such as “believe”, “intend”, “may”, “will”, “should”, “plans”, “anticipates”, “believes”, “potential”, “intends”, “expects” and other similar expressions.

Forward-looking statements, particularly as they relate to the actual results of exploration activities, actual results of reclamation activities, the estimation or realization of mineral reserves and resources (as such terms are used in the Company’s Annual Information Form), the timing and amount of estimated future production, capital expenditures, costs and timing of the development of new mineral deposits, requirements for additional capital, future prices of precious and base metals, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes, road blocks and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation and the timing or magnitude of such events, are inherently risky and uncertain.

Key assumptions upon which the Company’s forward-looking statements are based include the following:

•	the Company’s current estimates of mineral reserves, mineral resources, mineral grades and mineral recovery are accurate;

•	the Company has a valid interest in its mineral properties;

•	the price of gold will not fall significantly;

•	the Company will, if required, be able to secure new financing to continue its exploration and operational activities;

•	there being no significant adverse changes in currency exchange rates;

•	there being no significant changes in the ability of the Company to comply with environmental, safety and other regulatory requirements;

•	the Company’s ability to obtain regulatory approvals (including licenses and permits) in a timely manner;

•
the absence of any material adverse effects arising as a result of political instability, criminal activity, terrorism, sabotage, natural disasters, equipment failures or adverse changes in government legislation or the socio-economic conditions in the surrounding area to the Company’s operations;

•	the Company’s ability to achieve its growth strategy;

•	the Company’s operating costs will not increase significantly; and

•	key personnel will continue their employment with the Company and the Company will have access to all resources necessary to continue with its exploration activities.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.  These assumptions should be considered carefully by readers. Readers are cautioned not to place undue reliance on the forward-looking statements or the assumptions on which the Company’s forward-looking statements are based.  Readers are advised to carefully review and consider the risk factors identified in the Company’s Annual Information Form under the heading “Business Description – Risk Factors” and in the other documents incorporated by reference herein for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Readers are further cautioned that the foregoing list of assumptions is not exhaustive and it is recommended that readers consult the more complete discussion of the Company’s business, financial condition and prospects that is included in the Company’s Annual Information Form, and in other documents incorporated by reference herein. The forward-looking statements contained in this Annual Report are made as of the date hereof and, accordingly, are subject to change after such date.

Although the Company believes that the assumptions on which the forward-looking statements are made are reasonable, based on the information available to the Company on the date such statements were made, no assurances can be given as to whether these assumptions will prove to be correct. Accordingly, readers should not place undue reliance on forward-looking information. The Company assumes no obligation to update or to publicly announce the results of any change to any of the forward-looking statements contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements, other than where a duty to update such information or provide further disclosure is imposed by applicable law, including applicable United States federal securities laws.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING

ESTIMATES OF RESERVES AND MEASURED, INDICATED AND INFERRED RESOURCES

The disclosure in this annual report, including the documents incorporated by reference herein, uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).  NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this annual report have been prepared in accordance with NI 43-101.  These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

This annual report includes mineral reserve estimates that have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 (under the United States Securities Exchange Act of 1934 (the “Exchange Act”)), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve.  As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7.  Under SEC standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, certain mineral reserve estimates contained in this annual report may not qualify as “reserves” under SEC standards, unless expressly stated to so qualify.

In addition, this annual report uses the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada.  We advise investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.  These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.

Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, Investors are also cautioned not to assume that all or any part of the inferred resources exist.  In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies.

It cannot be assumed that all or any part of “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part of the reported “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” in this annual report is economically or legally mineable.

In addition, disclosure of “contained ounces” in respect of resources that do not qualify as reserves is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report reserves in ounces and requires other mineralized material to be reported as in place tonnage and grade without reference to unit measures.

For the above reasons, information contained in this annual report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company has historically prepared its consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). For periods ending after March 31, 2011, the Company’s consolidated financial statements are prepared in accordance with IFRS as issued by the IASB. Canadian GAAP and IFRS differ in certain respects from U.S. GAAP and from practices prescribed by the SEC. Therefore, the Company’s historic financial statements and the financial statements incorporated by reference in this annual report may not be comparable to financial statements prepared in accordance with U.S. GAAP.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (“Exchange Act”) to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and includes, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures.  Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures, as defined in Rule 13a-15(e), were effective.  See “Internal Controls Over Financial Reporting and Disclosure Controls and Procedures” on page 26 of Exhibit 99.7, Management Discussion and Analysis of the Company.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by The Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that the Company’s internal control over financial reporting were effective as of March 31, 2012. There have been no changes in the Company’s internal control over financial reporting during its fiscal year ended March 31, 2012 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with IFRS as issued by the IASB.  The Board of Directors is responsible for ensuring that management fulfills its responsibilities.  The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual financial statements.  Management reviewed the results of their assessment with the Company’s Audit Committee.

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

ATTESTATION REPORT OF
REGISTERED PUBLIC ACCOUNTING FIRM

The Company is required to provide an attestation report of the Company’s registered public accounting firm on the Company’s internal control over financial reporting as at March 31, 2012.  In this report, the Company’s auditor, KPMG LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting as at March 31, 2012.  KPMG LLP has audited the Company’s internal controls over financial reporting and has issued an attestation report on the Company’s internal control over financial reporting which is included in Exhibit 99.6.

As an “emerging growth company”, the Company is exempted from the requirement to include an auditor attestation report in this annual report.  However, some commentators have suggested that excluding an auditor attestation report may negatively impact on the issuer’s stock price.  For example, Orrick, a U.S. law firm, has noted: “The lack of an auditor attestation report could also negatively impact investor confidence, with a corresponding reduction in the value of a company’s securities, when compared to similar companies that provide such reports. Alternatively, some institutional investors may revise their investment guidelines in response to the JOBS Act and choose not to invest in public companies that do not include an auditor attestation of their internal controls. In addition, underwriting financial institutions may need to consider their due diligence procedures for Emerging Growth Companies in light of the absence of such reports.”  See http://www.orrick.com/fileupload/4619.pdf.

AUDIT COMMITTEE

The disclosure provided under “Audit Committee” on page 71 of exhibit 99.5, Annual Information Form of the Company, is incorporated by reference herein.  The Company’s Board of Directors has established a separately-designated Audit Committee of the Board in accordance with section 3(a)(58)(a) of the Exchange Act.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Marcel de Groot, a member of the Audit Committee of the Board, is an audit committee financial expert (as that term is defined in Item 407 of Regulation S-K under the Exchange Act) and is an independent director under applicable laws and regulations and the requirements of the NYSE MKT Equities Exchange.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosure provided under “Principal Accountant Fees and Services” on page 72 of Exhibit 99.5, Annual Information Form of the Company, is incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CONTRACTUAL OBLIGATIONS

The disclosures provided under “Commitments and contingencies” on page 18 of Exhibit 99.7, Management’s Discussion and Analysis, is incorporated by reference herein.

CODE OF ETHICS

The disclosure provided under “Code of Ethics” on page 72 of Exhibit 99.5, Annual Information Form of the Company, is incorporated by reference herein.

NYSE MKT EQUITIES CORPORATE GOVERNANCE

The Company’s common shares are listed for trading on the NYSE MKT Equities Exchange (“NYSE MKT”). Section 110 of the NYSE MKT company guide permits NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE MKT standards is contained on the Company’s website at www.keeganresources.com.

Upon listing, the Company received an exemption from its quorum requirements for meetings of shareholders.  Under the NYSE MKT listing standards, the quorum requirement is a minimum of one third of shareholders entitled to vote.  The Company does not meet this requirement and has been granted relief from this listing standard.

The Company’s common shares are listed for trading on the NYSE MKT Equities Exchange. Section 110 of the NYSE MKT company guide permits NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.

The Company’s governance practices also differ from those followed by U.S. domestic companies pursuant to NYSE MKT listing standards in the following manner:

Board Meetings

Section 802 (c) of the NYSE MKT Company Guide requires that the Board of Directors hold meetings on at least a quarterly basis. The Board of Directors of the Company is not required to meet on a quarterly basis under the laws of the Province of British Columbia.

Solicitation of Proxies

NYSE MKT requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to applicable SEC proxy rules. The Company is a foreign private issuer as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Shareholders Approval for Dilutive Private Placement Financings

Section 713 of the NYSE MKT Company Guide requires that the Company obtain the approval of its shareholders for share issuances equal to 20 percent or more of presently outstanding shares for a price which is less than the greater of book or market value of the shares. This requirement does not apply to public offerings. There is no such requirement under British Columbia law or under the Company’s home stock exchange rules (Toronto Stock Exchange) unless the dilutive financing results in a change of control. The Company will seek a waiver from NYSE MKT’s section 713 requirements should a dilutive private placement financing trigger the NYSE MKT shareholders’ approval requirement in circumstances where the same financing does not trigger such a requirement under British Columbia law or under the Company’s home country stock exchange rules.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company is filing with this annual report an Appointment of Agent for Service of Process and Undertaking on Form F-X signed by the Company and its agent for service of process with respect to the class of securities in relation to which the obligation to file this annual report arises.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2012.	KEEGAN RESOURCES INC. /s/ Gregory McCunn By: _______________ Gregory McCunn Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.5	Annual Information Form of the Company for the year ended March 31, 2012

99.6
Audited consolidated balance sheets as at March 31, 2012, March 31, 2011 and April 1, 2010 and the consolidated statements of comprehensive income, changes in equity, and cash flows for the years ended March 31, 2012 and March 31, 2011, including the notes thereto, and report of the Company’s independent registered public accounting firm thereon

99.7	Management’s discussion and analysis of financial condition and results of operations for the year ended March 31, 2012

99.8	Consent of KPMG LLP