Form 40-F/A
period 2012-03-31
Keegan Resources Inc.
filed 2013-01-16
CIK 1377757

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 40-F/A

(Amendment No. 1)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2012	Commission File Number: 001-33580

	KEEGAN RESOURCES INC.
	(Exact name of Registrant as specified in its charter)
British Columbia	1040	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)
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

EXPLANATORY NOTE

Keegan Resources Inc. (the “Company”) is filing this Form 40-F/A to the Company’s Annual Report on Form 40-F for the year ended March 31, 2012, as originally filed on July 2, 2012 (the “Annual Report”), for the sole purpose of submitting the consents of Brian Wolfe, B Sc Hons (Geol), Post Grad Cert (Geostats), (MAusIMM), Christopher Waller, B AppSc (MAusIMM), Harry Warries, M Eng (MAusIMM), and Andrea Zaradic, P.Eng., as Exhibits 99.9, 99.10, 99.11 and 99.12, respectively, to the Annual Report, as required by General Instruction D(9) of Form 40-F.

In addition, the Company is amending its earlier disclosure in the Annual Report under the heading “Attestation Report of Registered Public Accounting Firm”: (a) to confirm that, although, as an “emerging growth company”, it is exempted from the requirement to provide an attestation report of the Company’s registered public accounting firm on the Company’s internal control over financial reporting, as at March 31, 2012, it is doing so voluntarily; and (b) to delete the second paragraph that was inadvertently included in the original Annual Report which referenced certain commentary on such relief available to emerging growth companies.

No other amendments are being made to the Annual Report as originally filed, and this Amendment No. 1 does not purport to amend any other item of the Annual Report to reflect events that have occurred after the original date that the initial Annual Report was filed.

ATTESTATION REPORT OF

REGISTERED PUBLIC ACCOUNTING FIRM

The Company, as an “emerging growth company”, is not required to provide an attestation report of the Company’s registered public accounting firm on the Company’s internal control over financial reporting as at March 31, 2012, but is doing so voluntarily.  In this report, the Company’s auditor, KPMG LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting as at March 31, 2012.  KPMG LLP has audited the Company’s internal controls over financial reporting and has issued an attestation report on the Company’s internal control over financial reporting which is included in Exhibit 99.6.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 11, 2013.	KEEGAN RESOURCES INC. By: ___________________ Gregory McCunn Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(2)
99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(2)
99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(2)
99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(2)
99.5	Annual Information Form of the Company for the year ended March 31, 2012(1)
99.6
Audited consolidated balance sheets as at March 31, 2012, March 31, 2011 and April 1, 2010 and the consolidated statements of comprehensive income, changes in equity, and cash flows for the years ended March 31, 2012 and March 31, 2011, including the notes thereto, and report of the Company’s independent registered public accounting firm thereon(1)

99.7	Management’s discussion and analysis of financial condition and results of operations for the year ended March 31, 2012(1)
99.8	Consent of KPMG LLP(1)
99.9	Consent of Brian Wolfe, B Sc Hons (Geol), Post Grad Cert (Geostats), (MAusIMM) (2)
99.10	Consent of Christopher Waller, B AppSc (MAusIMM) (2)
99.11	Consent of Harry Warries, M Eng (MAusIMM) (2)
99.12	Consent of Andrea Zaradic, P. Eng.(2)

Notes:

(1)           Previously filed as an exhibit to the Company’s Annual Report on Form 40-F, filed July 2, 2012.

(2)           Filed as an exhibit herewith.