Form 40-F/A
Keegan Resources Inc.
filed 2013-01-16
CIK 1377757

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 40-F/A
(Amendment No. 2)

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

EXPLANATORY NOTE

Keegan Resources Inc. (the “Company”) is filing this Form 40-F/A to the Company’s Annual Report on Form 40-F for the year ended March 31, 2012, as originally filed on July 2, 2012 (the “Annual Report”) and amended by Amendment No. 1 thereto on Form 40-F/A filed on January 16, 2012 (the “Amended Annual Report”), for the sole purpose of including Mr. McCunn’s conformed signature which was inadvertently omitted from the Amended Annual Report.

No other amendments are being made to the Annual Report or the Amended Annual Report, as originally filed, and this Amendment No. 2 does not purport to amend any item of the Annual Report or Amended Annual Report to reflect events that have occurred after the original date that the initial Annual Report was filed.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 16, 2013.	KEEGAN RESOURCES INC. By: /s/ Gregory McCunn Gregory McCunn Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(3)
99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(3)
99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(3)
99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(3)
99.5	Annual Information Form of the Company for the year ended March 31, 2012(1)
99.6
Audited consolidated balance sheets as at March 31, 2012, March 31, 2011 and April 1, 2010 and the consolidated statements of comprehensive income, changes in equity, and cash flows for the years ended March 31, 2012 and March 31, 2011, including the notes thereto, and report of the Company’s independent registered public accounting firm thereon(1)

99.7	Management’s discussion and analysis of financial condition and results of operations for the year ended March 31, 2012(1)
99.8	Consent of KPMG LLP(1)
99.9	Consent of Brian Wolfe, B Sc Hons (Geol), Post Grad Cert (Geostats), (MAusIMM) (2)
99.10	Consent of Christopher Waller, B AppSc (MAusIMM) (2)
99.11	Consent of Harry Warries, M Eng (MAusIMM) (2)
99.12	Consent of Andrea Zaradic, P. Eng.(2)

Notes:

(1)           Previously filed as an exhibit to the Company’s Annual Report on Form 40-F, filed July 2, 2012.

(2)	Previously filed as an exhibit to Amendment No. 1 to the Company’s Annual Report on Form 40-F, filed January 16, 2013.

(3)           Filed as an exhibit herewith.