Form 40-F
period 2012-12-31
Asanko Gold Inc.
filed 2013-04-02
CIK 1377757

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 40-F
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012	Commission File Number: 001-33580

	ASANKO GOLD INC.
	(Exact name of Registrant as specified in its charter)
British Columbia	1040	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)
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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report:  85,034,338 Common Shares as of December 31, 2012

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
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

INTRODUCTORY INFORMATION

In this annual report, references to the “Company” or “Asanko” mean Asanko Gold Inc. and its subsidiaries, unless the context suggests otherwise.

Asanko is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on Form 40-F pursuant to the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”). The equity securities of the Company are exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 of the Exchange Act.

Unless otherwise indicated, all amounts in this annual report are in US dollars and all references to “$” mean US dollars.

As announced in its Notice of Change in Financial Year dated December 20, 2012, issued pursuant to Part 4.8 of National Instrument 51-102 of the Canadian Securities Administrators and furnished to the SEC on Form 6-K on December 21, 2012, the Company has changed its financial year end from March 31 to December 31.  As a result, the nine-month period ended December 31, 2012 is its transition year.  The reason for the change is to make the Company’s financial reporting periods coincide with those of its industry peers.

PRINCIPAL DOCUMENTS

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

•	the Company’s Annual Information Form for the nine months ended December 31, 2012 (the transition year);

•
the Company’s Audited Consolidated Financial Statements as at December 31, 2012 and March 31, 2012, and for the nine months ended December 31, 2012 (the transition year) and the year ended March 31, 2012, and the notes thereto; and

•	the Company’s Management Discussion and Analysis for the nine months ended December 31, 2012 (the transition year).

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

This annual report includes mineral reserve estimates that have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 (under the Exchange Act), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve.  As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7.  Under SEC standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, certain mineral reserve estimates contained in this annual report may not qualify as “reserves” under SEC standards, unless expressly stated to so qualify.

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

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company has historically prepared its consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). For periods ending after March 31, 2011, the Company’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). Canadian GAAP and IFRS differ in certain respects from U.S. GAAP and from practices prescribed by the SEC. Therefore, the Company’s historic financial statements and the financial statements incorporated by reference in this annual report may not be comparable to financial statements prepared in accordance with U.S. GAAP.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report are in United States dollars. The exchange rate of United States dollars into Canadian dollars on December 31, 2012, based upon the noon rate published by the Bank of Canada, was U.S.$1.00=CDN$0.9949.  The exchange rate of United States dollars into Canadian dollars, on March 28, 2013, based upon the noon rate as published by the Bank of Canada, was U.S.$1.00=CDN$1.0156.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are defined in Rule 13a-15(e) under the Exchange Act to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and includes, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures.  Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures, as defined in Rule 13a-15(e), were effective.  See “Internal Controls Over Financial Reporting and Disclosure Controls and Procedures” on page 22 of Exhibit 99.7, Management Discussion and Analysis of the Company.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by The Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that the Company’s internal control over financial reporting were effective as of December 31, 2012. There have been no changes in the Company’s internal control over financial reporting during the nine months ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

ATTESTATION REPORT OF
REGISTERED PUBLIC ACCOUNTING FIRM

The Company, as an “emerging growth company”, is not required to provide an attestation report of the Company’s registered public accounting firm on the Company’s internal control over financial reporting as at December 31, 2012, but is doing so voluntarily.  In this report, the Company’s auditor, KPMG LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting as at December 31, 2012.  KPMG LLP has audited the Company’s internal controls over financial reporting and has issued an attestation report on the Company’s internal control over financial reporting which is included in Exhibit 99.6.
AUDIT COMMITTEE

The Company’s Board of Directors has established a separately-designated Audit Committee of the Board in accordance with section 3(a)(58)(a) of the Exchange Act and section 802(B)(2) of the NYSE MKT Company Guide.  The disclosure provided under “Audit Committee” on page 64 of exhibit 99.5, Annual Information Form of the Company, is incorporated by reference herein.
AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Marcel de Groot, a member of the Audit Committee of the Board, is an audit committee financial expert (as that term is defined in Item 407 of Regulation S-K under the Exchange Act) and is an independent director under applicable laws and regulations and the requirements of the NYSE MKT Equities Exchange.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosure provided under “Audit Fees” on page 66 of Exhibit 99.5, Annual Information Form of the Company, is incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CONTRACTUAL OBLIGATIONS

The disclosures provided under “Commitments and contingencies” on page 14 of Exhibit 99.7, Management’s Discussion and Analysis, is incorporated by reference herein.

CODE OF BUSINESS CONDUCT AND ETHICS

Adoption of Code of Ethics
The Company has adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) for all its directors, executive officers and employees.  The Code of Ethics materially complies with Section 807 of the NYSE MKT Company Guide.  The Code of Ethics meets the requirements for a “code of ethics” within the meaning of that term in Form 40-F. The text of the Code of Ethics is posted on the Company's website at www.asanko.com/s/CorporateGovernance.asp.

Amendments or Waivers
During the fiscal year ended December 31, 2012, the Company did not substantively amend, waive or implicitly waive any provision of the Code of Ethics with respect to any of the directors, executive officers or employees subject to it.

To the extent that the Company's board or a board committee determines to grant any waiver of the Code of Ethics for an executive officer or director, the NYSE MKT Company Guide requires that the waiver must be disclosed to shareholders within four business days of such determination.

All amendments to the Code of Ethics, and all waivers of the Code of Ethics with respect to the Company’s principal executive officer, principal financial officer or other persons performing similar functions, will be posted on the Company’s website, submitted to the SEC on Form 6-K and provided in print to any shareholder that provides the Company with a written request addressed to the Company’s Corporate Secretary.

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

Section 713 of the NYSE MKT Company Guide requires that the Company obtain the approval of its shareholders for share issuances equal to 20 percent or more of presently outstanding shares for a price which is less than the greater of book or market value of the shares. This requirement does not apply to public offerings. There is no such requirement under British Columbia law or under the Company’s home stock exchange rules (Toronto Stock Exchange) unless the dilutive financing results in a change of control. The Company intends to seek a waiver from NYSE MKT’s section 713 requirements should a dilutive private placement financing trigger the NYSE MKT shareholders’ approval requirement in circumstances where the same financing does not trigger such a requirement under British Columbia law or under the Company’s home country stock exchange rules.

The Company believes that there are otherwise no significant differences between its corporate governance policies and those required to be followed by United States domestic issuers listed on the NYSE MKT.  In particular, in addition to having a separate Audit Committee, the Company’s Board of Directors has established a separately-designated Compensation Committee that materially meets the requirements for a compensation committee under section 805 of the NYSE MKT Company Guide, as currently in force.

A copy of the Company’s Corporate Governance Manual is available on the Company’s website at www.asanko.com.  In addition, the Company is required by National Instrument 58-101 of the Canadian Securities Administrators, Disclosure of Corporate Governance Practices, to describe its practices and policies with regard to corporate governance in  management information circulars that are furnished to the Company’s shareholders in connection with annual meetings of shareholders.

The Company’s governance practices also differ from those followed by U.S. domestic companies pursuant to NYSE MKT listing standards in the following manner, although the Company does not believe such differences to be particularly significant:

Board Meetings

Section 802 (c) of the NYSE MKT Company Guide requires that the Board of Directors hold meetings on at least a quarterly basis. The Board of Directors of the Company is not required to meet on a quarterly basis under the laws of the Province of British Columbia, but nevertheless meets on a regular basis.

Solicitation of Proxies

NYSE MKT requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to applicable SEC proxy rules. The Company is a foreign private issuer as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine safety and Health Administration under the Federal Mine Safety and Health Act of 1977.

The Company did not have any mines in the United States during the fiscal year ended December 31, 2012.

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2012 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises, or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

In connection with the filing of its previous annual report on Form 40-F with the SEC on July 2, 2012, the Company caused an Appointment of Agent for Service of Process and Undertaking on Form F-X to be signed by the Company and its agent for service of process with respect to the class of securities in relation to which the obligation to file this annual report on Form 40-F arises.  However, through inadvertence, the Form F-X was not filed with the SEC until February 15, 2013.

Any change to the name or address of the Company’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2013.	KEEGAN RESOURCES INC. /s/ Gregory McCunn
By: _________________________
Gregory McCunn
Chief Financial Officer

EXHIBIT INDEX
Exhibit Number	Exhibit Description
99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.5	Annual Information Form of the Company for the nine months ended December 31, 2012
99.6
Audited consolidated statement of financial position as at December 31, 2012 and March 31, 2012 and the consolidated statements of comprehensive loss, changes in equity, and cash flows for the nine months ended December 31, 2012 and year ended March 31, 2012, including the notes thereto, and report of the Company’s independent registered public accounting firm thereon

99.7	Management’s discussion and analysis of financial condition and results of operations for the nine months ended December 31, 2012
99.8	Consent of KPMG LLP
99.9	Consent of Charles J. Muller (SACNASP)
99.10	Consent of Antonio Umpire (CUI)