Form 40-F
period 2013-12-31
Asanko Gold Inc.
filed 2014-04-01
CIK 1377757

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013	Commission File Number: 001-33580

	ASANKO GOLD INC.
	(Exact name of Registrant as specified in its charter)
British Columbia	1040	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)
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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report:  85,054,338 Common Shares as of December 31, 2013

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

PRINCIPAL DOCUMENTS

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

•

the Company’s Annual Information Form for the year ended December 31, 2013;

•

the Company’s Audited Consolidated Financial Statements as at December 31, 2013 and 2012, and for the year ended December 31, 2013 and the nine months ended December 31, 2012, and the notes thereto; and

•

the Company’s Management Discussion and Analysis for the year ended December 31, 2013.

The Company’s Audited Consolidated Financial Statements that are incorporated by reference into this annual report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”).

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

•

the Company’s operating costs will not increase significantly; and

•

key personnel will continue their employment with the Company and the Company will have access to all resources necessary to continue with its exploration and development activities.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report are in United States dollars. The exchange rate of United States dollars into Canadian dollars on December 31, 2013, based upon the noon rate published by the Bank of Canada, was U.S.$1.00=CDN$1.0636.  The exchange rate of United States dollars into Canadian dollars, on March 25, 2013, based upon the noon rate as published by the Bank of Canada, was U.S.$1.00=CDN$1.1176.

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

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures.  Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures, as defined in Rule 13a-15(e), were effective.  See “Internal Controls Over Financial Reporting and Disclosure Controls and Procedures” on page 20 of Exhibit 99.7, Management Discussion and Analysis of the Company.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued in 1992 by The Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2013. There have been no changes in the Company’s internal control over financial reporting during the year ended December 31, 2013 that has materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

ATTESTATION REPORT OF
REGISTERED PUBLIC ACCOUNTING FIRM

The Company, is an “emerging growth company”, as defined in section 3(a) of the Exchange Act (as amended by the United States Jumpstart Our Business Startups Act). Accordingly, it is not required to provide an attestation report of the Company’s independent registered public accounting firm on the

Company’s internal control over financial reporting as at December 31, 2013, but is doing so voluntarily.  KPMG LLP has audited the Company’s internal control over financial reporting as at December 31, 2013 and has issued an attestation report on the Company’s internal control over financial reporting which is included in Exhibit 99.6.

AUDIT COMMITTEE

The Company’s Board of Directors has established a separately-designated Audit Committee of the Board in accordance with section 3(a)(58)(a) of the Exchange Act and section 802(B)(2) of the NYSE MKT Company Guide.  The disclosure provided under “Audit Committee” on page 96 of exhibit 99.5, Annual Information Form of the Company, is incorporated by reference herein.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Marcel de Groot, a member of the Audit Committee of the Board, is an audit committee financial expert (as that term is defined in Item 407 of Regulation S-K under the Exchange Act) and is an independent director under applicable laws and regulations and the requirements of the NYSE MKT.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosure provided under “Audit Fees” on page 98 of Exhibit 99.5, Annual Information Form of the Company, is incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CONTRACTUAL OBLIGATIONS

The disclosures provided under “Commitments and contingencies” on page 13 of Exhibit 99.7, Management’s Discussion and Analysis, is incorporated by reference herein.

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

Amendments or Waivers

During the fiscal year ended December 31, 2013, the Company did not substantively amend, waive or implicitly waive any provision of the Code of Ethics with respect to any of the directors, executive officers or employees subject to it.

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

NYSE MKT CORPORATE GOVERNANCE

The Company’s common shares are listed for trading on the NYSE MKT. Section 110 of the NYSE MKT Company Guide permits NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.

Upon listing, the Company received an exemption from its quorum requirements for meetings of shareholders.  Under the NYSE MKT listing standards, the quorum requirement is a minimum of one third of shareholders entitled to vote.  The Company does not meet this requirement and has been granted relief from this listing standard.

The Company’s common shares are listed for trading on the NYSE MKT. Section 110 of the NYSE MKT company guide permits NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.

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

A copy of the Company’s Corporate Governance Manual is available on the Company’s website at www. asanko.com.  In addition, the Company is required by National Instrument 58-101 of the Canadian Securities Administrators, Disclosure of Corporate Governance Practices, to describe its practices and policies with regard to corporate governance in management information circulars that are furnished to the Company’s shareholders in connection with annual meetings of shareholders.

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

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine safety and Health Administration under the Federal Mine Safety and Health Act of 1977.

The Company did not have any mines in the United States during the fiscal year ended December 31, 2013.

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2013 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises, or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

In connection with the filing of its annual report on Form 40-F with the SEC on July 2, 2012, the Company caused an Appointment of Agent for Service of Process and Undertaking on Form F-X to be signed by the Company and its agent for service of process with respect to the class of securities in relation to which the obligation to file this annual report on Form 40-F arises.  The Form F-X was filed with the SEC on February 15, 2013.

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

Date: March 28, 2014	ASANKO GOLD INC.

/s/ Gregory McCunn
	By:	Gregory McCunn
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.5	Annual Information Form of the Company for the year ended December 31, 2013
99.6

Audited consolidated statement of financial position as at December 31, 2013 and 2012 and the consolidated statements of comprehensive loss, changes in equity, and cash flows for the year ended December 31, 2013 and the nine months ended December 31, 2012, including the notes thereto, and report of the Company’s independent registered public accounting firm thereon

99.7	Management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2013
99.8	Consent of KPMG LLP
99.9	Consent of Charles J. Muller
99.10	Consent of Andy Clay
99.11	Consent of Glenn Bezuidenhout
99.12	Consent of Thomas Obriri Yeboah
99.13	Consent of G.Wiid
99.14	Consent of Doug Heher
99.15	Consent of SJP Coetzee
99.16	Consent of Jeff Price
99.17	Consent of Ross Cheyne
99.18	Consent of Gerry Neeling