Form 40-F/A
period 2013-12-31
Asanko Gold Inc.
filed 2014-04-22
CIK 1377757

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 40-F/A
AMENDMENT NO. 1

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013	Commission File Number: 001-33580

	ASANKO GOLD INC.
	(Exact name of Registrant as specified in its charter)
British Columbia	1040	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)
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

EXPLANATORY NOTE

Asanko Gold Inc. (the “Company”) is filing this Amendment No. 1 to its Annual Report on Form 40-F for the fiscal year ended December 31, 2013 (the “Original Filing”), as originally filed with the Securities and Exchange Commission on April 1, 2014, for the sole purpose of refiling the audited consolidated financial statements of the Company as of and for the years ended December 31, 2013 and 2012 (the “Financial Statements”), included as Exhibit 99.6 to the Original Filing, to include the signed independent auditor’s report with respect thereto.  An unsigned version of the auditor’s report was inadvertently included in the Original Filing.  For the avoidance of doubt, the inclusion of the auditor’s report is the sole change made by this Amendment No. 1 to the Original Filing.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 21, 2014	ASANKO GOLD INC.

/s/ Gregory McCunn
	By:	Gregory McCunn
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.5	Annual Information Form of the Company for the year ended December 31, 2013
99.6

Audited consolidated statement of financial position as at December 31, 2013 and 2012 and the consolidated statements of comprehensive loss, changes in equity, and cash flows for the year ended December 31, 2013 and the nine months ended December 31, 2012, including the notes thereto, and report of the Company’s independent registered public accounting firm thereon

99.7	Management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2013
99.8	Consent of KPMG LLP
99.9	Consent of Charles J. Muller
99.10	Consent of Andy Clay
99.11	Consent of Glenn Bezuidenhout
99.12	Consent of Thomas Obriri Yeboah
99.13	Consent of G.Wild
99.14	Consent of Doug Heher
99.15	Consent of SJP Coetzee
99.16	Consent of Jeff Price
99.17	Consent of Ross Cheyne
99.18	Consent of Gerry Neeling