Form 40-F
period 2014-12-31
Asanko Gold Inc.
filed 2015-03-18
CIK 1377757

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 40-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014	Commission File Number: 001-33580

	ASANKO GOLD INC.
	(Exact name of Registrant as specified in its charter)
British Columbia	1040	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)
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

☒  Annual Information Form

☒  Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report:  174,075,607 Common Shares as of December 31, 2014

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes

☒

No

❑

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes

❑

No

❑

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

PRINCIPAL DOCUMENTS

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

•

the Company’s Annual Information Form for the year ended December 31, 2014;

•

the Company’s Audited Consolidated Financial Statements as at December 31, 2014 and 2013, and the notes thereto; and

•

the Company’s Management Discussion and Analysis for the year ended December 31, 2014.

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

Readers are advised to carefully review and consider the risk factors identified in the Company’s Annual Information Form under the heading “Business Description – Risk Factors” and in the other documents incorporated by reference herein for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. These risks include, but not limited to:

•

risks inherent in project developments, especially in a developing economy such as Ghana’s including the risk of cost overruns, the inherent uncertainty of feasibility studies, the actual performance of production and recovery equipment deviating from expectations;

•

developing economy risks including, but not limited to, uncertainties related to the taxation and royalty regimes, the recovery of value-added taxes, security of title/tenure regime, labour laws, foreign ownership restrictions, foreign exchange and capital repatriation restrictions and indigenous population concerns;

•

operational risks associated with mining and mineral processing including experiencing lower grades than estimated, lower metal recoveries than projected, lower metals prices than anticipated, health, safety and environmental risks;

•

development and operational risks that may result in financial losses and the need to seek additional capital which may result in dilution to shareholders or the application of funds to debt repayment;

•

general mining risks include environmental liability claims, risk of accident, unexpected ground conditions, and other risks for which insurance may not be available or affordable; and

•

the risk factors described our Annual Information Form under the heading “Business Description – Risk Factors” that is incorporated by reference into this annual report.

Readers are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive and it is recommended that readers consult the more complete discussion of the Company’s business, financial condition and prospects that is included in the Company’s Annual Information Form, and in other documents incorporated by reference herein. The forward-looking statements contained in this annual report are made as of the date hereof and, accordingly, are subject to change after such date.

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

This annual report includes mineral reserve estimates that have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC

Industry Guide 7 (under the Exchange Act), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve.  As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7.  Under SEC standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, certain mineral reserve estimates contained in this annual report may not qualify as “reserves” under SEC standards.

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

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”).  IFRS differs in certain respects from U.S. GAAP and from practices prescribed by the SEC. Therefore, the Company’s historic financial statements and the financial statements incorporated by reference in this annual report may not be comparable to financial statements prepared in accordance with U.S. GAAP.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report are in United States dollars. The exchange rate of United States dollars into Canadian dollars on December 31, 2014, based upon the noon rate published by the Bank of Canada, was U.S.$1.00=CDN$1.1601.  The exchange rate of United States dollars into Canadian dollars, on March 13, 2015, based upon the noon rate as published by the Bank of Canada, was U.S.$1.00=CDN$1.2803.

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

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures.  Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures, as defined in Rule 13a-15(e), were effective.  See “Internal Controls Over Financial Reporting and Disclosure Controls and Procedures” on page 34 of Exhibit 99.7, Management Discussion and Analysis of the Company.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued in 2013 by The Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2014. There have been no changes in the Company’s internal control over financial reporting during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

There are inherent limitations in the effectiveness of internal controls over financial reporting, including the possibility that misstatements may not be prevented or detected.  Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation.  Furthermore, the effectiveness of internal controls can change with circumstances.  The Company has paid particular attention to segregation of duties surrounding its internal controls over financial reporting. However, “ideal” segregation of duties is not always feasible as the Company has limited staff resources.  This risk is mitigated by management and Board review where appropriate.  At the present time, the Company will continue to rely on review procedures to detect potential misstatements in reporting of material to the public.

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

ATTESTATION REPORT OF
REGISTERED PUBLIC ACCOUNTING FIRM

The Company, is an “emerging growth company”, as defined in section 3(a) of the Exchange Act (as amended by the United States Jumpstart Our Business Startups Act). Accordingly, it is not required to provide an attestation report of the Company’s independent registered public accounting firm on the Company’s internal control over financial reporting as at December 31, 2014, but is doing so voluntarily.  KPMG LLP has audited the Company’s internal control over financial reporting as at December 31, 2014 and has issued an attestation report on the Company’s internal control over financial reporting which is included in Exhibit 99.6.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Company paid Audit Fees to the Company’s auditors totalling $404,038 for the year ended December 31, 2014 and $374,735 for the year ended December 31, 2013.  No other fees were paid to the Company’s auditors.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CONTRACTUAL OBLIGATIONS

The disclosures provided under “Commitments and contractual obligations” on page 28 of Exhibit 99.7, Management’s Discussion and Analysis, is incorporated by reference herein.

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

Amendments or Waivers

During the fiscal year ended December 31, 2014, the Company did not substantively amend, waive or implicitly waive any provision of the Code of Ethics with respect to any of the directors, executive officers or employees subject to it.

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

NYSE MKT CORPORATE GOVERNANCE

The Company’s common shares are listed for trading on the NYSE MKT. Section 110 of the NYSE MKT Company Guide permits NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations.  A foreign company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.

The Company has the following corporate governance practices that do not comply with NYSE MKT corporate governance practices for U.S. domestic companies:

•

Upon listing, the Company received an exemption from its quorum requirements for meetings of shareholders.  Under the NYSE MKT listing standards, the quorum requirement is a minimum of one third of shareholders entitled to vote.  The Company does not meet this requirement and has been granted relief from this listing standard.

•

The Company has one non-independent director on its Compensation Committee, namely Mr. Peter Bradford. Mr. Bradford is deemed a non-independent director by virtue of being the former President and CEO of PMI Gold Corporation, a formerly public company that was acquired by the Company in early 2014 and is now a subsidiary of the Company. The Company has received an exemption from the NYSE MKT with respect to its non-fully independent Compensation Committee.

•

The Company has one non-independent director on its Nominating and Corporate Governance Committee, namely Mr. Peter Bradford. The Company has received an exemption from the NYSE MKT with respect to its non-fully independent Nominating and Corporate Governance Committee to NYSE MKT.

In addition, Section 713 of the NYSE MKT Company Guide requires that the Company obtain the approval of its shareholders for share issuances equal to 20 percent or more of presently outstanding shares for a price which is less than the greater of book or market value of the shares. This requirement does not apply to public offerings. There is no such requirement under British Columbia law or under the Company’s home stock exchange rules (Toronto Stock Exchange) unless the dilutive financing results in a change of control. The Company intends to seek a waiver from NYSE MKT’s section 713 requirements should a dilutive private placement financing trigger the NYSE MKT shareholders’ approval requirement in circumstances where the same financing does not trigger such a requirement under British Columbia law or under the Company’s home country stock exchange rules.

Except as disclosed above, the Company believes that there are otherwise no significant differences between its corporate governance policies and those required to be followed by United States domestic issuers listed on the NYSE MKT.

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

The Company did not have any mines in the United States during the fiscal year ended December 31, 2014.

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

Date: March 16, 2015	ASANKO GOLD INC.
/s/ Gregory McCunn
Gregory McCunn Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.5	Annual Information Form of the Company for the year ended December 31, 2014
99.6

Audited consolidated statement of financial position as at December 31, 2014 and 2013 and the consolidated statements of comprehensive loss, changes in equity, and cash flows for the year ended December 31, 2014 and 2013, including the notes thereto, and report of the Company’s independent registered public accounting firm thereon

99.7	Management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2014
99.8	Consent of KPMG LLP
99.9	Consent of Charles J. Muller
99.10 99.11 99.12 99.13 99.14	Consent of Glenn Bezuidenhout Consent of Thomas Obriri Yeboah Consent of Doug Heher Consent of John Stansbury Consent of David Morgan