Form 40-F
period 2015-12-31
Asanko Gold Inc.
filed 2016-03-21
CIK 1377757

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 40-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015	Commission File Number: 001-33580

	ASANKO GOLD INC.
	(Exact name of Registrant as specified in its charter)
British Columbia	1040	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)
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

☒  Annual Information Form

☒  Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report:  196,995,607 Common Shares as of December 31, 2015

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

PRINCIPAL DOCUMENTS

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

•

the Company’s Annual Information Form for the year ended December 31, 2015;

•

the Company’s Audited Consolidated Financial Statements as at December 31, 2015 and 2014 and for the years then ended and the notes thereto; and

•

the Company’s Management Discussion and Analysis for the year ended December 31, 2015.

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

Key assumptions upon which the Company’s forward-looking statements are based, include the following:

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

•

general mining risks include environmental liability claims, risk of accident, unexpected ground conditions, and other risks for which insurance may not be available or affordable; and

•

the risk factors described in our Annual Information Form under the heading “Business Description – Risk Factors” that is incorporated by reference into this annual report.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report are in United States dollars. The exchange rate of United States dollars into Canadian dollars on December 31, 2015, based upon the noon rate published by the Bank of Canada, was U.S.$1.00=CDN$1.3840.  The exchange rate of United States dollars into Canadian dollars, on March 17, 2016, based upon the noon rate as published by the Bank of Canada, was U.S.$1.00=CDN$1.2984.

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

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued in 2013 by The Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2015. There have been no changes in the Company’s internal control over financial reporting during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

There are inherent limitations in the effectiveness of internal controls over financial reporting, including the possibility that misstatements may not be prevented or detected.  Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation.  Furthermore, the effectiveness of internal controls can change with circumstances.  The Company has paid particular attention to segregation of duties surrounding its internal controls over financial reporting. However, “ideal” segregation of duties is not always feasible as the Company has limited staff resources.  This risk is mitigated by management and Board review where appropriate.  At the present time, the Company will continue to rely on review procedures to detect potential misstatements in reporting of material information to the public.

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

ATTESTATION REPORT OF
REGISTERED PUBLIC ACCOUNTING FIRM

The Company, is an “emerging growth company”, as defined in section 3(a) of the Exchange Act (as amended by the United States Jumpstart Our Business Startups Act). Accordingly, it is not required to provide an attestation report of the Company’s independent registered public accounting firm on the effectiveness of the Company’s internal control over financial reporting as at December 31, 2015, but is doing so voluntarily.  KPMG LLP has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015 and has issued an attestation report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015 which is included in Exhibit 99.6.

AUDIT COMMITTEE

The Company’s Board of Directors has established a separately-designated Audit Committee of the Board in accordance with section 3(a)(58)(a) of the Exchange Act and section 802(B)(2) of the NYSE MKT Company Guide.

The Company's Audit Committee comprises three directors that the Board of Directors have determined are independent as determined under each of Rule 10A-3 under the Exchange Act and Section 803(A) of the NYSE MKT Company Guide:

•

Marcel de Groot (Chair)

•

Gordon Fretwell

•

Michael Price

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Marcel de Groot, the Chair of the Audit Committee of the Board, is an audit committee financial expert (as that term is defined in Item 407 of Regulation S-K under the Exchange Act) and is an independent director under applicable laws and regulations and the requirements of the NYSE MKT.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Company paid Audit Fees to the Company’s auditors totalling C$458,154 for the year ended December 31, 2015 and C$404,038 for the year ended December 31, 2014.  No other fees were paid to the Company’s auditors.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CONTRACTUAL OBLIGATIONS

The disclosures provided under “Commitments and contractual obligations” on page 21 of Exhibit 99.7, Management’s Discussion and Analysis, is incorporated by reference herein.

CODE OF BUSINESS CONDUCT AND ETHICS

Adoption of Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) for all its directors, executive officers and employees.  The Code of Ethics materially complies with Section 807 of the NYSE MKT Company Guide.  The Code of Ethics meets the requirements for a “code of ethics” within the meaning of that term in Form 40-F. The text of the Code of Ethics is posted on the Company's website at http://www.asanko.com/assets/pdf/Asanko-Continuous-Disclosure-and-Corporate-Governanc.pdf.

Amendments or Waivers

During the fiscal year ended December 31, 2015, the Company did not substantively amend, waive or implicitly waive any provision of the Code of Ethics with respect to any of the directors, executive officers or employees subject to it.

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

The Company did not have any mines in the United States during the fiscal year ended December 31, 2015.

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2015 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

Date: March 17, 2016	ASANKO GOLD INC.
/s/ Gregory McCunn
Gregory McCunn Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.5	Annual Information Form of the Company for the year ended December 31, 2015
99.6

Audited consolidated statement of financial position as at December 31, 2015 and 2014 and the consolidated statements of comprehensive loss, changes in equity, and cash flows for the year ended December 31, 2015 and 2014, including the notes thereto, and reports of the Company’s independent registered public accounting firm thereon and on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015.

99.7	Management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2015
99.8	Consent of KPMG LLP
99.9	Consent of Charles J. Muller
99.10 99.11 99.12 99.13 99.14	Consent of Glenn Bezuidenhout Consent of Thomas Obriri Yeboah Consent of Doug Heher Consent of John Stanbury Consent of David Morgan