Form 40-F
period 2016-12-31
Asanko Gold Inc.
filed 2017-03-16
CIK 1377757

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

Commission File Number: 001-33580

ASANKO GOLD INC.
(Exact name of Registrant as specified in its charter)

British Columbia	1040	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code)	Identification No.)

680 - 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
(604) 683-8193
(Address and telephone number of Registrant’s principal executive offices)

National Registered Agents, Inc.
875 Avenue of the Americas, Suite 501
New York, New York 10001
Tel: 1-800-550-6724
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title Of Each Class	Name Of Each Exchange On Which Registered
Common Shares, no par value	NYSE MKT

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report:
201,829,207 Common Shares as of December 31, 2016

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
Yes [   ]        No [   ]

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

Unless otherwise indicated, all amounts in this annual report are in US dollars and all references to “$” mean US dollars.

PRINCIPAL DOCUMENTS

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

•	the Company’s Annual Information Form for the year ended December 31, 2016;

•	the Company’s Audited Consolidated Financial Statements as at December 31, 2016 and 2015, and the notes thereto; and

•	the Company’s Management Discussion and Analysis for the year ended December 31, 2016.

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

  the Company has a valid interest in its mineral properties;

  the price of gold will not fall significantly;

  the Company will, if required, be able to secure new financing to continue its exploration and operational activities;

  there being no significant adverse changes in currency exchange rates;

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

  the Company’s ability to achieve its growth strategy;

  the Company’s operating costs will not increase significantly; and

  key personnel will continue their employment with the Company and the Company will have access to all resources necessary to continue with its exploration and development activities.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. These assumptions should be considered carefully by readers.

Readers are advised to carefully review and consider the risk factors identified in the Company’s Annual Information Form under the heading “Risk Factors” and in the other documents incorporated by reference herein for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. These risks include, but not limited to:

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
  general mining risks include environmental liability claims, risk of accident, unexpected ground conditions, and other risks for which insurance may not be available or affordable; and
  the risk factors described in our Annual Information Form under the heading “Risk Factors” that is incorporated by reference into this annual report.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report are in United States dollars. The exchange rate of United States dollars into Canadian dollars on December 31, 2016, based upon the noon rate published by the Bank of Canada, was U.S.$1.00=CDN$ 1.3427. The exchange rate of United States dollars into Canadian dollars, on March 15, 2017, based upon the noon rate as published by the Bank of Canada, was U.S.$1.00=CDN$ 1.3451.

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

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2016, our disclosure controls and procedures, as defined in Rule 13a-15(e), were effective. See “Internal Controls” on page 37 of Exhibit 99.7, Management Discussion and Analysis of the Company.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued in 2013 by The Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2016. There have been no changes in the Company’s internal control over financial reporting during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting, with the exception of new controls which have been implemented with respect to the recording of financial results upon and since the commencement of commercial production.

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

The Company’s independent registered public accounting firm, KPMG LLP has audited the Company’s internal control over financial reporting as at December 31, 2016, and has issued an attestation report on the Company’s internal control over financial reporting which is included in Exhibit 99.6.

ATTESTATION REPORT OF
REGISTERED PUBLIC ACCOUNTING FIRM

The Company, is an “emerging growth company”, as defined in section 3(a) of the Exchange Act (as amended by the United States Jumpstart Our Business Startups Act). Accordingly, it is not required to provide an attestation report of the Company’s independent registered public accounting firm on the Company’s internal control over financial reporting as at December 31, 2016, but is doing so voluntarily. KPMG LLP has audited the Company’s internal control over financial reporting as at December 31, 2016 and has issued an attestation report on the Company’s internal control over financial reporting which is included in Exhibit 99.6.

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

  Marcel de Groot (Chair)
  Gordon Fretwell
  Michael Price

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Marcel de Groot, the Chair of the Audit Committee of the Board, is an audit committee financial expert (as that term is defined in Item 407 of Regulation S-K under the Exchange Act) and is an independent director under applicable laws and regulations and the requirements of the NYSE MKT.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate Audit Fees billed to the Company by KPMG LLP in its capacity as the Company’s independent registered public accounting firm totalled C$675,377 for the year ended December 31, 2016 and C$458,154 for the year ended December 31, 2015. No other fees were paid to the Company’s independent registered public accounting firm.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CONTRACTUAL OBLIGATIONS

The disclosures provided under “Commitments” on page 26 of Exhibit 99.7, Management’s Discussion and Analysis, is incorporated by reference herein.

CODE OF BUSINESS CONDUCT AND ETHICS

Adoption of Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) for all its directors, executive officers and employees. The Code of Ethics materially complies with Section 807 of the NYSE MKT Company Guide. The Code of Ethics meets the requirements for a “code of ethics” within the meaning of that term in Form 40-F. The text of the Code of Ethics is posted on the Company's website at:

https://www.asanko.com/assets/pdf/Asanko-Continuous-Disclosure-and-Corporate-Governanc.pdf.

Amendments or Waivers

During the fiscal year ended December 31, 2016, the Company did not substantively amend, waive or implicitly waive any provision of the Code of Ethics with respect to any of the directors, executive officers or employees subject to it.

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

The Company did not have any mines in the United States during the fiscal year ended December 31, 2016.

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2016 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises, or transactions in said securities.

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

Date: March 15, 2017.	ASANKO GOLD INC.

By:	/s/ Fausto Di Trapani
Fausto Di Trapani
Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Exhibit Description

99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.5	Annual Information Form of the Company for the year ended December 31, 2016

99.6

Audited consolidated statements of financial position as at December 31, 2016 and 2015 and the consolidated statements of operations and comprehensive income (loss), changes in equity, and cash flows for the years ended December 31, 2016 and 2015, including the notes thereto, the report of the Company’s independent registered public accounting firm thereon, and the attestation report of the Company’s independent registered public accounting firm on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016

99.7	Management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2016

99.8	Consent of KPMG LLP

99.9	Consent of Charles J. Muller

99.10	Consent of Glenn Bezuidenhout

99.11	Consent of Thomas Obriri-Yeboah

99.12	Consent of Doug Heher

99.13	Consent of John Stanbury

99.14	Consent of David Morgan

99.15	Consent of Malcolm Titley

99.16	Consent of Phil Bentley

99.17	Consent of Frederik Fourie