Form 40-F
period 2017-12-31
Asanko Gold Inc.
filed 2018-03-19
CIK 1377757

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[   ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]   ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware
United States 19711
Tel: (302) 738-6680
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
203,449,957 Common Shares as of December 31, 2017

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
Yes   [X]   No   [   ]

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company   [   ]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

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

Unless otherwise indicated, all amounts in this annual report are in US dollars and all references to “$” mean US dollars.

PRINCIPAL DOCUMENTS

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

•	the Company’s Annual Information Form for the year ended December 31, 2017;

•	the Company’s Audited Consolidated Financial Statements as at December 31, 2017 and 2016, and the notes thereto; and

•	the Company’s Management Discussion and Analysis for the year ended December 31, 2017.

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

Forward-looking statements, particularly as they relate to the actual results of exploration activities, actual results of reclamation activities, the estimation or realization of mineral reserves and resources (as such terms are used in the Company’s Annual Information Form), the timing and amount of estimated future production, capital expenditures, costs and timing of the development of new mineral deposits, requirements for additional capital, future prices of precious and base metals, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes, road blocks and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities,currency fluctuations,title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation and the timing or magnitude of such events, are inherently risky and uncertain.

Key assumptions upon which the Company’s forward-looking statements are based, include the following:

•	the Company’s current estimates of mineral reserves, mineral resources, mineral grades and mineral recovery are accurate;

•	the Company has a valid interest in its mineral properties;

•	the price of gold will not fall significantly;

•	the Company will, if required, be able to secure new financing to continue its development, exploration and operational activities;

•	there being no significant adverse changes in currency exchange rates;

•	there being no significant changes in the ability of the Company to comply with environmental, safety and other regulatory requirements;

•	the Company’s ability to obtain regulatory approvals (including licenses and permits) in a timely manner;

•	the absence of any material adverse effects arising as a result of political instability, criminal activity, terrorism, sabotage, natural disasters, equipment failures or adverse changes in government legislation or the socio-economic conditions in the surrounding area to the Company’s operations;

•	the Company’s ability to achieve its growth strategy;

•	the Company’s operating costs will not increase significantly; and

•	key personnel will continue their employment with the Company and the Company will have access to all resources necessary to continue with its exploration and development activities.

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

Readers are advised to carefully review and consider the risk factors identified in the Company’s Annual Information Form under the heading “Risk Factors” and in the other documents incorporated by reference herein for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. These risks include, but not limited to:

•	risks inherent in project developments, especially in a developing economy such as Ghana’s including the risk of cost overruns, the inherent uncertainty of feasibility studies, the actual performance of production and recovery equipment deviating from expectations;

•	developing economy risks including, but not limited to, uncertainties related to the taxation and royalty regimes, the recovery of value-added taxes, security of title/tenure regime, labour laws,foreign ownership restrictions, foreign exchange and capital repatriation restrictions and indigenous population concerns;

•	operational risks associated with mining and mineral processing including experiencing lower grades than estimated, lower metal recoveries than projected, lower metals prices than anticipated, health, safety and environmental risks;

•	development and operational risks that may result in financial losses and the need to seek additional capital which may result in dilution to shareholders or the application of funds to debt repayment;

•	general mining risks include environmental liability claims, risk of accident, unexpected ground conditions, and other risks for which insurance may not be available or affordable; and

•	the risk factors described in our Annual Information Form under the heading “Risk Factors” that is incorporated by reference into this annual report.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report are in United States dollars. The exchange rate of United States dollars into Canadian dollars on December 31, 2017, based upon the noon rate published by the Bank of Canada, was U.S.$1.00=CDN$ 1.2545. The exchange rate of United States dollars into Canadian dollars, on March 14, 2018, based upon the noon rate as published by the Bank of Canada, was U.S.$1.00=CDN$ 1.2944.

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

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2017, our disclosure controls and procedures, as defined in Rule 13a-15(e), were effective. See “Internal Controls” on page 31 of Exhibit 99.7, Management Discussion and Analysis of the Company.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued in 2013 by The Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2017. There have been no changes in the Company’s internal control over financial reporting during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

The Company’s independent registered public accounting firm, KPMG LLP has audited the Company’s internal control over financial reporting as at December 31, 2017, and has issued an attestation report on the Company’s internal control over financial reporting which is included in Exhibit 99.6.

     ATTESTATION REPORT OF
REGISTERED PUBLIC ACCOUNTING FIRM

The Company is an “emerging growth company”, as defined in section 3(a) of the Exchange Act (as amended by the United States Jumpstart Our Business Startups Act). Accordingly, it is not required to provide an attestation report of the Company’s independent registered public accounting firm on the Company’s internal control over financial reporting as at December 31, 2017, but is doing so voluntarily. KPMG LLP has audited the Company’s internal control over financial reporting as at December 31, 2017 and has issued an attestation report on the Company’s internal control over financial reporting which is included in Exhibit 99.6.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate Audit Fees billed to the Company by KPMG LLP in its capacity as the Company’s independent registered public accounting firm totalled C$743,036 for the year ended December 31, 2017 and C$768,049 for the year ended December 31, 2016. No other fees were paid to the Company’s independent registered public accounting firm.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CONTRACTUAL OBLIGATIONS

The disclosures provided under “Commitments” on page 20 of Exhibit 99.7, Management’s Discussion and Analysis, is incorporated by reference herein.

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

https://www.asanko.com/Governance/Governance-Documents/default.aspx.

Amendments or Waivers

During the fiscal year ended December 31, 2017, the Company did not substantively amend, waive or implicitly waive any provision of the Code of Ethics with respect to any of the directors, executive officers or employees subject to it.

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

The Company did not have any mines in the United States during the fiscal year ended December 31, 2017.

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2017 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

Date: March 15, 2018.	ASANKO GOLD INC.

	By:	/s/ Fausto Di Trapani
Fausto Di Trapani
Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Exhibit Description

99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.5	Annual Information Form of the Company for the year ended December 31, 2017

99.6

Audited consolidated statements of financial position as at December 31, 2017 and 2016 and the consolidated statements of operations and comprehensive income (loss), changes in equity, and cash flows for the years ended December 31, 2017 and 2016, including the notes thereto, the report of the Company’s independent registered public accounting firm thereon, and the attestation report of the Company’s independent registered public accounting firm on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017

99.7	Management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2017

99.8	Consent of KPMG LLP

99.9	Consent of Charles J. Muller

99.10	Consent of Glenn Bezuidenhout

99.11	Consent of Thomas Obriri-Yeboah

99.12	Consent of Doug Heher

99.13	Consent of Godknows Njowa

99.14	Consent of David Morgan

99.15	Consent of Malcolm Titley

99.16	Consent of Phil Bentley

99.17	Consent of Frederik Fourie

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document