Form 40-F
period 2018-12-31
Asanko Gold Inc.
filed 2019-03-28
CIK 1377757

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018	Commission File Number: 001-33580

ASANKO GOLD INC.
(Exact name of Registrant as specified in its charter)

British Columbia	1040	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code)	Identification No.)

680 - 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
(604) 683-8193
(Address and telephone number of Registrant’s principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware
United States 19711
Tel: (302) 738-6680
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title Of Each Class	Name Of Each Exchange On Which Registered
Common Shares, no par value	NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[ x ] Annual Information Form	[ x ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 225,804,614 Common Shares as of December 31, 2018

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [ x ]                  No [   ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes [ x ]                  No [   ]

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company [ x ]

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

PRINCIPAL DOCUMENTS

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

  the Company’s Annual Information Form for the year ended December 31, 2018;

  the Company’s Audited Consolidated Financial Statements for the years ended December 31, 2018 and 2017, and the notes thereto; and

  the Company’s Management Discussion and Analysis for the years ended December 31, 2018 and 2017.

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

Forward-looking statements include, but are not limited to, statements with respect to:

  the future price of gold,

  operating plans for the AGM under the joint venture (the “JV”) between the Company and Gold Fields Limited (“Gold Fields”) for the Asanko gold mine (the “AGM”),

  operating costs with respect to the operation of the AGM,

  capital expenditures required to sustain and expand mining operations at the AGM,

  the estimation and realization of mineral reserves and resources (as such terms are used in the Company’s Annual Information Form),

  the timing and costs associated with the JV’s development plans for the AGM,

  the availability of capital to fund any required Company contributions for the JV’s development plans,

  the timing and amount of estimated future production,

  capital expenditures, costs and timing of the development of new mineral deposits,

  requirements for additional capital,

  possible variations in ore grade or recovery rates,

  failure of plant, equipment or processes to operate as anticipated,

  accidents, labor disputes, road blocks and other risks of the mining industry,

  delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities,

  currency fluctuations,

  title disputes, and

  claims limitations on insurance coverage and the timing and possible outcome of pending litigation.

The timing or magnitude of the events implied by these forward-looking statements, are inherently risky and uncertain.

Key assumptions upon which the Company’s forward-looking statements are based, include the following:

  the Company and Gold Fields will agree on the manner in which the JV will operate the AGM, including agreement on development plans and capital expenditures;

  the current estimates of mineral reserves, mineral resources, mineral grades and mineral recovery for the AGM are accurate;

  the Company has a valid interest in its mineral properties through its ownership in the JV;

  the Company’s estimates of capital costs for development of the AGM are accurate;

  the price of gold will not fall significantly;

  the Company will, if required, be able to secure new financing to continue its development, exploration and operational activities and to fund any required contributions to the JV;

  there being no significant adverse changes in currency exchange rates;

  there being no significant changes in the ability of the Company to comply with environmental, safety and other regulatory requirements;

  the JV’s ability to obtain regulatory approvals (including licenses and permits) in a timely manner;

  the absence of any material adverse effects arising as a result of political instability, criminal activity, terrorism, sabotage, natural disasters, equipment failures or adverse changes in government legislation or the socio-economic conditions in the surrounding area to the Company’s operations;

  the Company’s ability to achieve its growth strategy;

  the AGM’s operating costs will not increase significantly; and

  key personnel will continue their employment with the Company and the Company will have access to all resources necessary to continue with its exploration and development activities.

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

  risks inherent in joint venture mining projects, including the ability of the Company and Gold Fields to agree on the manner in which the AGM is operated and related development plans and capital expenditures;

  risks inherent in project developments, especially in a developing economy such as Ghana’s including the risk of cost overruns, the inherent uncertainty of feasibility studies, the actual performance of production and recovery equipment deviating from expectations;

  risks inherent in the estimation of mineral reserves and mineral resources;

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

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING
ESTIMATES OF RESERVES AND MEASURED, INDICATED AND INFERRED RESOURCES

As a British Columbia corporation and a “reporting issuer” under Canadian securities laws, the Company is required to provide disclosure regarding its mineral properties, including the AGM, in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. In accordance with NI 43-101, the Company uses the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards on mineral reserves and resources (the “CIM Definition Standards”) adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM Council”).

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the United States Securities and Exchange Commission (the “SEC”) under the U.S. Exchange Act. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”). The SEC Modernization Rules have replaced the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 (“Guide 7”), which have been rescinded. The Company is not required to provide disclosure on its mineral properties, including the AGM, under the SEC Modernization Rules as the Company is presently a “foreign issuer” under the U.S. Exchange Act and entitled to file continuous disclosure reports with the SEC under the MJDS Disclosure System between Canada and the United States.

The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are substantially similar to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, SEC will now recognize estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probably mineral reserves” to be substantially similar to the corresponding CIM Definitions.

United States investors are cautioned that while the above terms are substantially similar to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as ”proven reserves”, “probable reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not to assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” that the Company reports are or will be economically or legally mineable.

Further, “inferred resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report are in United States dollars. The exchange rate of United States dollars into Canadian dollars on December 31, 2018, based upon the noon rate published by the Bank of Canada, was U.S.$1.00=CDN$ 1.3637. The exchange rate of United States dollars into Canadian dollars, on March 27, 2019, based upon the noon rate as published by the Bank of Canada, was U.S.$1.00=CDN$1.3414.

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

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2018, our disclosure controls and procedures, as defined in Rule 13a-15(e), were effective. See “Internal Control” on page 29 of Exhibit 99.7, Management Discussion and Analysis of the Company.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued in 2013 by The Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2018. There have been no changes in the Company’s internal control over financial reporting during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

The Company’s management, including the CEO and CFO, believe that any internal controls over financial reporting, including those systems determined to be effective and no matter how well conceived and operated, have inherent limitations and can provide only reasonable, not absolute, assurance that the objectives of the control system are met with respect to financial statement preparation and presentation. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

The Company’s independent registered public accounting firm, KPMG LLP has audited the Company’s internal control over financial reporting as at December 31, 2018, and has issued an attestation report on the Company’s internal control over financial reporting which is included in Exhibit 99.6.

ATTESTATION REPORT OF
REGISTERED PUBLIC ACCOUNTING FIRM

The Company is an “emerging growth company”, as defined in section 3(a) of the Exchange Act (as amended by the United States Jumpstart Our Business Startups Act). Accordingly, it is not required to provide an attestation report of the Company’s independent registered public accounting firm on the Company’s internal control over financial reporting as at December 31, 2018, but is doing so voluntarily. KPMG LLP has audited the Company’s internal control over financial reporting as at December 31, 2018 and has issued an attestation report on the Company’s internal control over financial reporting which is included in Exhibit 99.6.

AUDIT COMMITTEE

The Company’s Board of Directors has established a separately-designated Audit Committee of the Board in accordance with section 3(a)(58)(A) of the Exchange Act and section 802(B)(2) of the NYSE American Company Guide.

The Company's Audit Committee comprises three directors that the Board of Directors have determined are independent as determined under each of Rule 10A-3 under the Exchange Act and Section 803(A) of the NYSE American Company Guide:

  Marcel de Groot (Chair)
  Gordon Fretwell
  Michael Price

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Marcel de Groot, the Chair of the Audit Committee of the Board, is an audit committee financial expert (as that term is defined in Item 407 of Regulation S-K under the Exchange Act) and is an independent director under applicable laws and regulations and the requirements of the NYSE American.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate Audit Fees billed to the Company by KPMG LLP in its capacity as the Company’s independent registered public accounting firm totalled C$569,013 for the year ended December 31, 2018 and C$768,049 for the year ended December 31, 2017. No other fees were paid to the Company’s independent registered public accounting firm.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CONTRACTUAL OBLIGATIONS

The disclosures provided under “Commitments” on page 17 of Exhibit 99.7, Management’s Discussion and Analysis, is incorporated by reference herein.

CODE OF BUSINESS CONDUCT AND ETHICS

Adoption of Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) for all its directors, executive officers and employees. The Code of Ethics materially complies with Section 807 of the NYSE American Company Guide. The Code of Ethics meets the requirements for a “code of ethics” within the meaning of that term in Form 40-F. The text of the Code of Ethics is posted on the Company's website at:

https://www.asanko.com/Governance/Governance-Documents/default.aspx.

Amendments or Waivers

During the fiscal year ended December 31, 2018, the Company did not substantively amend, waive or implicitly waive any provision of the Code of Ethics with respect to any of the directors, executive officers or employees subject to it.

To the extent that the Company's board or a board committee determines to grant any waiver of the Code of Ethics for an executive officer or director, the NYSE American Company Guide requires that the waiver must be disclosed to shareholders within four business days of such determination.

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

NYSE AMERICAN CORPORATE GOVERNANCE

The Company’s common shares are listed for trading on the NYSE American. Section 110 of the NYSE American Company Guide permits NYSE American to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE American listing criteria, and to grant exemptions from NYSE American listing criteria based on these considerations. A foreign company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.

The Company has the following corporate governance practices that do not comply with NYSE American corporate governance practices for U.S. domestic companies:

  Upon listing, the Company received an exemption from its quorum requirements for meetings of shareholders. Under the NYSE American listing standards, the quorum requirement is a minimum of one third of shareholders entitled to vote. The Company does not meet this requirement and has been granted relief from this listing standard.

In addition, Section 713 of the NYSE American Company Guide requires that the Company obtain the approval of its shareholders for share issuances equal to 20 percent or more of presently outstanding shares for a price which is less than the greater of book or market value of the shares. This requirement does not apply to public offerings. There is no such requirement under British Columbia law or under the Company’s home stock exchange rules (Toronto Stock Exchange) unless the dilutive financing results in a change of control. The Company intends to seek a waiver from NYSE American’s section 713 requirements should a dilutive private placement financing trigger the NYSE American shareholders’ approval requirement in circumstances where the same financing does not trigger such a requirement under British Columbia law or under the Company’s home country stock exchange rules.

Except as disclosed above, the Company believes that there are otherwise no significant differences between its corporate governance policies and those required to be followed by United States domestic issuers listed on the NYSE American.

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

The Company’s governance practices also differ from those followed by U.S. domestic companies pursuant to NYSE American listing standards in the following manner, although the Company does not believe such differences to be particularly significant:

Board Meetings

Section 802 (c) of the NYSE American Company Guide requires that the Board of Directors hold meetings on at least a quarterly basis. The Board of Directors of the Company is not required to meet on a quarterly basis under the laws of the Province of British Columbia, but nevertheless meets on a regular basis.

Solicitation of Proxies

NYSE American requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to applicable SEC proxy rules. The Company is a foreign private issuer as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

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

The Company did not have any mines in the United States during the fiscal year ended December 31, 2018.

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2018 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

Date: March 28, 2019.	ASANKO GOLD INC.

	By:	/s/ Fausto Di Trapani
Fausto Di Trapani
Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Exhibit Description
99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.5	Annual Information Form of the Company for the year ended December 31, 2018
99.6

Audited consolidated statements of financial position as at December 31, 2018 and 2017 and the consolidated statements of operations and comprehensive income (loss), changes in equity, and cash flows for the years ended December 31, 2018 and 2017, including the notes thereto, the report of the Company’s independent registered public accounting firm thereon, and the attestation report of the Company’s independent registered public accounting firm on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018

99.7	Management’s discussion and analysis of financial condition and results of operations for the years ended December 31, 2018 and 2017
99.8	Consent of KPMG LLP
99.9	Consent of Charles J. Muller
99.10	Consent of Glenn Bezuidenhout
99.11	Consent of Thomas Obriri-Yeboah
99.12	Consent of Doug Heher
99.13	Consent of Godknows Njowa
99.14	Consent of David Morgan
99.15	Consent of Malcolm Titley
99.16	Consent of Phil Bentley
99.17	Consent of Frederik Fourie
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document