Form 40-F
period 2019-12-31
Asanko Gold Inc.
filed 2020-03-18
CIK 1377757

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019	Commission File Number: 001-33580

ASANKO GOLD INC.
(Exact name of Registrant as specified in its charter)

British Columbia	1040	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

1640 - 1066 West Hastings Street Vancouver, British Columbia Canada V6E 3X1 (604) 683-8193
(Address and telephone number of Registrant's principal executive offices)

Puglisi & Associates 850 Library Avenue, Suite 204 Newark, Delaware United States 19711 Tel: (302) 738-6680
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title Of Each Class	Trading Symbol(s)	Name Of Each Exchange On Which Registered
Common Shares, no par value	AKG	NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of the close of the period covered by the annual report:  225,098,810 Common Shares as of December 31, 2019

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	☒	No	☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes	☒	No	☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

INTRODUCTORY INFORMATION

In this annual report, references to the "Company" or "Asanko" mean Asanko Gold Inc. and its subsidiaries, unless the context suggests otherwise.

Asanko is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") on Form 40-F pursuant to the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the "SEC") and Canadian securities regulators.  The equity securities of the Company are exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 of the Exchange Act.

Unless otherwise indicated, all amounts in this annual report are in US dollars and all references to "$" mean US dollars.  Except as may be expressly indicated herein, information on the Company's website is not incorporated herein by reference.

PRINCIPAL DOCUMENTS

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

  the Company's Annual Information Form for the year ended December 31, 2019;

  the Company's Audited Consolidated Financial Statements for the years ended December 31, 2019 and 2018, and the notes thereto; and

  the Company's Management Discussion and Analysis for the years ended December 31, 2019 and 2018.

The Company's Audited Consolidated Financial Statements that are incorporated by reference into this annual report have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB").

FORWARD-LOOKING STATEMENTS

This annual report includes or incorporates by reference certain statements that constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this annual report and documents incorporated by reference herein and include statements regarding the Company's intent, belief or current expectation and that of the Company's officers and directors. These forward-looking statements involve known and unknown risks and uncertainties that may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as "believe", "intend", "may", "will", "should", "plans", "anticipates", "believes", "potential", "intends", "expects" and other similar expressions.

Forward-looking statements include, but are not limited to, statements with respect to:

  the future price of gold,

  operating plans for the Asanko Gold Mine ("AGM") under the 50:50 joint venture (the "JV") between the Company and Gold Fields Limited ("Gold Fields"),

  the estimation of Mineral Reserves (as defined below) and Mineral Resources (as defined below),

  the realization of Mineral Reserve estimates,

  the timing and amount of estimated future production from the AGM, including production rates and gold recovery,

  operating costs with respect to the operation of the AGM,

  capital expenditures that are required to sustain and expand mining activities,

  the timing, costs and project economics associated with the JV's development plans for the AGM,

  the availability of capital to fund the JV's expansion plans and to fund the Company's contributions to the JV's development plans,

  the timing of the development of new deposits,

  success of exploration activities,

  permitting timelines,

  hedging practices,

  currency exchange rate fluctuations,

  requirements for additional capital,

  government regulation of mining operations,

  environmental risks and remediation measures,

  unanticipated reclamation expenses,

  title disputes or claims, and

  limitations on insurance coverage.

The timing or magnitude of the events implied by these forward-looking statements, are inherently risky and uncertain.

Key assumptions upon which the Company's forward-looking statements are based, include the following:

  the Company and Gold Fields will agree on the manner in which the JV will operate the AGM, including agreement on development plans and capital expenditures;

  the price of gold will not decline significantly or for a protracted period of time;

  the Company's ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions;

  the global financial markets and general economic conditions will be stable and prosperous in the future;

  the AGM will not experience any significant uninsured production disruptions that would materially affect revenues;

  the ability of the JV and the Company to comply with applicable governmental regulations and standards;

  the mining laws, tax laws and other laws in Ghana applicable to the AGM and the JV will not change, and there will be no imposition of additional exchange controls in Ghana;

  the success of the JV and the Company in implementing its development strategies and achieving its business objectives;

  the JV will have sufficient working capital necessary to sustain its operations on an ongoing basis and the Company will continue to have sufficient working capital to fund its operations and contributions to the JV; and

  the key personnel of the Company and the JV will continue their employment.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. These assumptions should be considered carefully by readers.

Readers are advised to carefully review and consider the risk factors identified in the Company's Annual Information Form under the heading "Risk Factors" and in the other documents incorporated by reference herein for a discussion of the factors that could cause the Company's actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. These risks include, but not limited to:

  risks inherent in joint venture mining projects, including the ability of the Company and Gold Fields to agree on the manner in which the AGM is operated and related expansion plans and capital expenditures;

  the value of the JV's mineral reserves and its outlook for profitable mining from its operations is dependent on a gold price of approximately $1,250 per ounce and dependent on the JV achieving planned production rates and life-of-mine all-in sustaining costs per ounce of gold sold.  Gold prices are driven by many factors including industrial demand and jewelry use, but gold also has speculative investment demand and so prices have been historically volatile and can be subject to long periods of depressed prices;

  the estimation of mineral resources and reserves is, to a significant degree, a subjective process, the accuracy of which is a function of the quantity and quality of available data and the assumptions made in the engineering and geological interpretation of that data and such assumptions and judgment, may prove mistaken. The Company's estimates of the JV's resources and reserves may be subject to revision based on various factors, some of which are beyond the Company's control, for example due to natural variations in geological structures and future gold price fluctuations;

  risks inherent in mineral project operation and development, especially given that the Company does not have a controlling interest in the AGM and because the AGM operates in a developing economy, such risks including the risk of cost overruns, the inherent uncertainty of pre-feasibility and feasibility studies and the actual performance of production and recovery equipment deviating from expectations;

  risks related to operating in a developing economy including, but not limited to, uncertainties related to the legal, taxation and royalty regimes, the recovery of value-added taxes, security of the title/tenure regime, unfavourable labour laws, foreign ownership restrictions, foreign exchange and capital repatriation restrictions, indigenous population concerns and export regulations;

  operational risks associated with mining and mineral processing including experiencing lower grades than estimated, lower metal recovery than projected, lower metals prices than anticipated, unavailability of power and energy and health, safety and environmental risks;

  development and operational risks that may result in financial losses and the need to seek additional capital which may result in dilution to shareholders or the application of funds to debt repayment;

  general mining risks including environmental liability claims, risks of accidents, unexpected ground conditions, and other risks for which insurance may not be available or affordable;

  other mining risks which affect all companies in the industry to various degrees including the impact and cost of compliance with environmental regulations, actions of groups opposed to mining, adverse changes in mining and reclamation laws and compliance with increasingly complex worker health and safety rules; and

  the risk factors described in our Annual Information Form under the heading "Risk Factors" that is incorporated by reference into this annual report.

Readers are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive and it is recommended that readers consult the more complete discussion of the Company's business, financial condition and prospects that is included in the Company's Annual Information Form, and in other documents incorporated by reference herein. The forward-looking statements contained in this annual report are made as of the date hereof and, accordingly, are subject to change after such date.

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

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING
ESTIMATES OF RESERVES AND MEASURED, INDICATED AND INFERRED RESOURCES

As a British Columbia corporation and a "reporting issuer" under Canadian securities laws, the Company is required to provide disclosure regarding its mineral properties, including the AGM, in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  In accordance with NI 43-101, the Company uses the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards on mineral reserves and resources (the "CIM Definition Standards") adopted by the Canadian Institute of Mining, Metallurgy and Petroleum.  In particular, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used in this annual report and the documents incorporated by reference herein are Canadian mining terms defined in accordance with CIM Definition Standards. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this annual report and the documents incorporated by reference herein may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

United States investors are also cautioned that while the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not to assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves.  Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports are or will be economically or legally mineable.

Further, "inferred resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist.  In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted to prepare the documents incorporated by reference in this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company's consolidated financial statements are prepared in accordance with IFRS as issued by the IASB. IFRS differs in certain respects from U.S. GAAP and from practices prescribed by the SEC. Therefore, the Company's historic financial statements and the financial statements incorporated by reference in this annual report may not be comparable to financial statements prepared in accordance with U.S. GAAP.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report are in United States dollars. The exchange rate of United States dollars into Canadian dollars on December 31, 2019, based upon the rate published by the Bank of Canada, was U.S.$1.00=CDN$1.2988. The exchange rate of United States dollars into Canadian dollars, on March 16, 2020, based upon the rate as published by the Bank of Canada, was U.S.$1.00=CDN$1.3964.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are defined in Rule 13a-15(e) under the Exchange Act to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and includes, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2019, our disclosure controls and procedures, as defined in Rule 13a-15(e), were effective. See "Internal Control" on page [32] of Exhibit 99.7, Management Discussion and Analysis of the Company.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued in 2013 by The Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2019.  There have been no changes in the Company's internal control over financial reporting during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

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

There are inherent limitations in the effectiveness of internal controls over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances. The Company has paid particular attention to segregation of duties surrounding its internal controls over financial reporting. However, "ideal" segregation of duties is not always feasible as the Company has limited staff resources. This risk is mitigated by management and Board review where appropriate. At the present time, the Company will continue to rely on review procedures to detect potential misstatements in reporting of material to the public.

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

ATTESTATION REPORT OF
REGISTERED PUBLIC ACCOUNTING FIRM

The Company is an "emerging growth company", as defined in Section 3(a) of the Exchange Act, as amended by the Jumpstart Our Business Startups Act.  Accordingly, it is not required to provide, and has not provided, an attestation report of the Company's independent registered public accounting firm on the Company's internal control over financial reporting as at December 31, 2019.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company's Board of Directors has established a separately-designated Audit Committee of the Board in accordance with section 3(a)(58)(A) of the Exchange Act and section 802(B)(2) of the NYSE American Company Guide.

The Company's Audit Committee comprises three directors that the Board of Directors have determined are independent as determined under each of Rule 10A-3 under the Exchange Act and Section 803(A) of the NYSE American Company Guide:

• Marcel de Groot (Chair)

• Gordon Fretwell

• Michael Price

AUDIT COMMITTEE FINANCIAL EXPERT

The Company's Board of Directors has determined that Marcel de Groot, the Chair of the Audit Committee of the Board, is an audit committee financial expert (as that term is defined in Item 407 of Regulation S-K under the Exchange Act) and is independent, as that term is defined under the corporate governance requirements of the NYSE American. The SEC has indicated that the designation of Marcel de Groot as an audit committee financial expert does not make him an "expert" for any purpose, impose any duties, obligations or liabilities on him that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or affect the duties, obligations or liabilities of any other member of the audit committee or the board of directors.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate audit fees billed to the Company by KPMG LLP ("KPMG") in its capacity as the Company's independent registered public accounting firm totalled C$376,650 for the year ended December 31, 2019 and C$569,013 for the year ended December 31, 2018.

Audit-Related Fees

No audit-related fees were billed to the Company by KPMG for the years ended December 31, 2019 and 2018.

Tax Fees

No tax fees were billed to the Company by KPMG for the years ended December 31, 2019 and 2018.

Other Fees

No other fees were billed to the Company by KPMG for the years ended December 31, 2019 and 2018.

The Company's Audit Committee of the Board has adopted a pre-approval policy. Under this policy, audit and permitted non-audit services will be presented to the Audit Committee of the Board for pre-approval. The Registrant did not rely on the de minimis exemption provided by Section (c)(7) (i)(C) of Rule 2-01 of Regulation S-X in respect of the fees set out above.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The disclosures provided under "Commitments" on page [22] of Exhibit 99.7, Management's Discussion and Analysis, is incorporated by reference herein.

CODE OF BUSINESS CONDUCT AND ETHICS

Adoption of Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics (the "Code of Ethics") for all its directors, executive officers and employees. The text of the Code of Ethics is posted on the Company's website at: https://www.asanko.com/Company/Governance/default.aspx.

Amendments or Waivers

During the fiscal year ended December 31, 2019, the Company did not substantively amend, waive or implicitly waive any provision of the Code of Ethics with respect to any of the directors, executive officers or employees subject to it.

To the extent that the Company's board or a board committee determines to grant any waiver of the Code of Ethics for an executive officer or director, the NYSE American Company Guide requires that the waiver must be disclosed to shareholders within four business days of such determination.

All amendments to the Code of Ethics, and all waivers of the Code of Ethics, if any, with respect to the Company's principal executive officer, principal financial officer or other persons performing similar functions, will be posted on the Company's website, submitted to the SEC on Form 6-K and provided in print to any shareholder that provides the Company with a written request addressed to the Company's Corporate Secretary.

NYSE AMERICAN CORPORATE GOVERNANCE

The Company's common shares are listed for trading on the NYSE American. Section 110 of the NYSE American Company Guide permits NYSE American to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE American listing criteria, and to grant exemptions from NYSE American listing criteria based on these considerations.

The Company has the following corporate governance practices that do not comply with NYSE American corporate governance practices that are required for U.S. domestic companies:

  Upon listing, the Company received an exemption from its quorum requirements for meetings of shareholders. Under the NYSE American listing standards, the quorum requirement is a minimum of one third of shareholders entitled to vote. The Company does not meet this requirement and has been granted relief from this listing standard.

In addition, Section 713 of the NYSE American Company Guide requires that the Company obtain the approval of its shareholders for share issuances equal to 20 percent or more of presently outstanding shares for a price which is less than the greater of book or market value of the shares. This requirement does not apply to public offerings. There is no such requirement under British Columbia law or under the Company's home stock exchange rules (Toronto Stock Exchange) unless the dilutive financing results in a change of control.

Except as disclosed above, the Company believes that there are otherwise no significant differences between its corporate governance policies and those required to be followed by United States domestic issuers listed on the NYSE American.

A copy of the Company's Corporate Governance Manual is available on the Company's website at www. asanko.com. In addition, the Company is required by National Instrument 58-101 of the Canadian Securities Administrators, Disclosure of Corporate Governance Practices, to describe its practices and policies with regard to corporate governance in management information circulars that are furnished to the Company's shareholders in connection with annual meetings of shareholders.

[The Company's governance practices also differ from those followed by U.S. domestic companies pursuant to NYSE American listing standards in the following manner, although the Company does not believe such differences to be particularly significant:

Board Meetings

Section 802 (c) of the NYSE American Company Guide requires that the Board of Directors hold meetings on at least a quarterly basis. The Board of Directors of the Company is not required to meet on a quarterly basis under the laws of the Province of British Columbia, but nevertheless meets on a regular basis.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC, information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine safety and Health Administration under the Federal Mine Safety and Health Act of 1977.

The Company did not have any mines in the United States during the fiscal year ended December 31, 2019.

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2019 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

Any change to the name or address of the Company's agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2020.	ASANKO GOLD INC. By: /s/ Fausto Di Trapani Fausto Di Trapani Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.5	Annual Information Form of the Company for the year ended December 31, 2019

99.6	Audited Consolidated Financial Statements for the years ended December 31, 2019 and 2018, and the notes thereto

99.7	Management's discussion and analysis of financial condition and results of operations for the years ended December 31, 2019 and 2018

99.8	Consent of KPMG LLP

99.9	Consent of Jonathan Hudson

99.10	Consent of Glenn Bezuidenhout

99.11	Consent of Jeffrey Coffin

99.12	Consent of Desmond Mossop

99.13	Consent of Johan van den Berg

99.14	Consent of Godknows Njowa

99.15	Consent of Malcolm Titley

99.16	Consent of Fanie Coetzee

99.17	Consent of David Michael Begg

101	Interactive Data File.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document