Form 40-F
period 2020-12-31
Galiano Gold Inc.
filed 2021-03-26
CIK 1377757

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020	Commission File Number: 001-33580

GALIANO GOLD INC.
(Exact name of Registrant as specified in its charter)

British Columbia	1040	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

1640 - 1066 West Hastings Street Vancouver, British Columbia Canada V6E 3X1 (604) 683-8193
(Address and telephone number of Registrant's principal executive offices)

Puglisi & Associates 850 Library Avenue, Suite 204 Newark, Delaware United States 19711 Tel: (302) 738-6680
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title Of Each Class	Trading Symbol(s)	Name Of Each Exchange On Which Registered
Common Shares, no par value	GAU	NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of the close of the period covered by the annual report:  224,253,522 Common Shares as of December 31, 2020

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	☒	No	☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

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

☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☐

INTRODUCTORY INFORMATION

In this annual report, references to the "Company" or "Galiano" mean Galiano Gold Inc. and its subsidiaries, unless the context suggests otherwise.  The company changed its name from Asanko Gold Inc. to Galiano Gold Inc. effective April 30, 2020.

Galiano is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") on Form 40-F pursuant to the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the "SEC") and Canadian securities regulators.  The equity securities of the Company are exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 of the Exchange Act.

Unless otherwise indicated, all amounts in this annual report are in US dollars and all references to "$" mean US dollars.  Except as may be expressly indicated herein, information on the Company's website is not incorporated herein by reference.

PRINCIPAL DOCUMENTS

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

  the Company's Annual Information Form for the year ended December 31, 2020;

  the Company's Audited Consolidated Financial Statements for the years ended December 31, 2020 and 2019, and the notes thereto; and

  the Company's Management Discussion and Analysis for the years ended December 31, 2020 and 2019.

The Company's Audited Consolidated Financial Statements that are incorporated by reference into this annual report have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB").

FORWARD-LOOKING STATEMENTS1

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

Forward-looking statements include, but are not limited to, statements with respect to:

  the future price of gold,

_________________________________

  operating plans for the Asanko gold mine ("AGM") under the joint venture (the "JV") between the Company and Gold Fields Limited ("Gold Fields"),

  the estimation of Mineral Reserves (as defined below) and Mineral Resources (as defined below),

  the realization of Mineral Reserve estimates,

  the timing and amount of estimated future production from the AGM, including production rates and gold recovery,

  operating costs with respect to the operation of the AGM,

  capital expenditures that are required to sustain and expand mining activities,

  the timing, costs and project economics associated with the JV's development plans for the AGM,

  the availability of capital to fund the JV's expansion plans and to fund the Company's contributions to the JV's development plans,

  expected cost savings resulting from corporate simplification process commenced in 2020;

  estimates regarding the AGM's consumption of key reagents, consumables, critical spares and diesel fuel; the ability of the AGM to maintain current inventory levels;

  the ability of the AGM to continue to operate during the COVID-19 ("COVID-19") pandemic;

  the Company's continued work to advance a study to refine the structural, geological and mineralization models for Esaase augmented the further investigations to examine the modeling methodologies and data density related thereto and the Company's expectations regarding the results of this technical work and investigations;

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

Key assumptions upon which the Company's forward-looking statements are based, include the following:

    the ability of the AGM to continue to operate, produce and ship doré from the AGM site to be refined during the COVID-19 pandemic;

  that the other current or potential future effects of the COVID-19 pandemic on the Company's business, operations and financial position, including restrictions on the movement of persons (and in particular, the AGM's workforce), restrictions on business activities, including access to the AGM, restrictions on the transport of goods, trade restrictions, increases in the cost of necessary inputs, reductions in the availability of necessary inputs and productivity and operational constraints, will not impact its 2021 production and cost guidance;

  the Company and Gold Fields will agree on the manner in which the JV will operate the AGM, including agreement on development plans and capital expenditures,

  the price of gold will not decline significantly or for a protracted period of time,

  the Company's ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions;

  the global financial markets and general economic conditions will be stable and prosperous in the future;

  the AGM will not experience any significant uninsured production disruptions that would materially affect revenues,

  the ability of the JV and Company to comply with applicable governmental regulations and standards,

  the mining laws, tax laws and other laws in Ghana applicable to the AGM and the JV will not change, and there will be no imposition of additional exchange controls in Ghana;

  the success of the JV and Company in implementing its development strategies and achieving its business objectives,

  the JV will have sufficient working capital necessary to sustain its operations on an ongoing basis and the Company will continue to have sufficient working capital to fund its operations and contributions to the JV, the ongoing update of the life of mine plan for the AGM will not change original conclusions as to the technical and economic feasibility of each of the AGM's development projects, and the key personnel of the Company and the JV will continue their employment.

The foregoing list of assumptions cannot be considered exhaustive.

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

  the outbreak of COVID-19 has had a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company's business, financial condition and results of operations and the market price of the Common Shares;

  risks inherent in joint venture mining projects, including the ability of the Company and Gold Fields to agree on the manner in which the AGM is operated and related development plans and capital expenditures;

  risks inherent in project developments, especially in a developing economy such as Ghana's including the risk of cost overruns, the inherent uncertainty of feasibility studies, the actual performance of production and recovery equipment deviating from expectations;

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

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING
ESTIMATES OF RESERVES AND MEASURED, INDICATED AND INFERRED RESOURCES

Disclosure regarding the Company's mineral properties, including with respect to mineral reserve and mineral resource estimates included in this annual report, was prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. Accordingly, information contained in this annual report is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report are in United States dollars. The exchange rate of United States dollars into Canadian dollars on December 31, 2020, based upon the rate published by the Bank of Canada, was U.S.$1.00=CDN$1.3415. The exchange rate of United States dollars into Canadian dollars, on March 25, 2021, based upon the rate as published by the Bank of Canada, was U.S.$1.00=CDN$[1.2606]

DISCLOSURE CONTROLS AND PROCEDURES

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

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2020, our disclosure controls and procedures, as defined in Rule 13a-15(e), were effective. See "Internal Control" on page 33 of Exhibit 99.7, Management Discussion and Analysis of the Company.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued in 2013 by The Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2020.  There have been no changes in the Company's internal control over financial reporting during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

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

ATTESTATION REPORT OF
REGISTERED PUBLIC ACCOUNTING FIRM

The Company is an "emerging growth company", as defined in Section 3(a) of the Exchange Act, as amended by the Jumpstart Our Business Startups Act.  Accordingly, it is not required to provide, and has not provided, an attestation report of the Company's independent registered public accounting firm on the Company's internal control over financial reporting as at December 31, 2020.

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

• Judith Mosely

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate audit fees billed to the Company by KPMG LLP ("KPMG") in its capacity as the Company's independent registered public accounting firm totalled C$475,214 for the year ended December 31, 2020 and C$415,965 for the year ended December 31, 2019. 2019 fees have been updated to include "out of pocket" costs (including reimbursed costs, technology and support charges or administrative charges) incurred in connection with providing the professional services.

Audit-Related Fees

No audit-related fees were billed to the Company by KPMG for the years ended December 31, 2020 and 2019

Tax Fees

No tax fees were billed to the Company by KPMG for the years ended December 31, 2020 and 2019.

Other Fees

No other fees were billed to the Company by KPMG for the years ended December 31, 2020 and 2019.

The Company's Audit Committee of the Board has adopted a pre-approval policy. Under this policy, audit and permitted non-audit services will be presented to the Audit Committee of the Board for pre-approval. The Registrant did not rely on the de minimis exemption provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X in respect of the fees set out above.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The disclosures provided under "Commitments" on page 23 of Exhibit 99.7, Management's Discussion and Analysis, is incorporated by reference herein.

CODE OF BUSINESS CONDUCT AND ETHICS

Adoption of Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics (the "Code of Ethics") for all its directors, executive officers and employees. The text of the Code of Ethics is posted on the Company's website at: https://www.galianogold.com/corporate/governance/default.aspx.

Amendments or Waivers

During the fiscal year ended December 31, 2020, the Company did not substantively amend, waive or implicitly waive any provision of the Code of Ethics with respect to any of the directors, executive officers or employees subject to it.

To the extent that the Company's Board of Directors or a Board committee determines to grant any waiver of the Code of Ethics for an executive officer or director, the NYSE American Company Guide requires that the waiver must be disclosed to shareholders within four business days of such determination.

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

A copy of the Company's Corporate Governance Manual is available on the Company's website at https://www.galianogold.com/home/default.aspx. In addition, the Company is required by National Instrument 58-101 of the Canadian Securities Administrators, Disclosure of Corporate Governance Practices, to describe its practices and policies with regard to corporate governance in management information circulars that are furnished to the Company's shareholders in connection with annual meetings of shareholders.

The Company's governance practices also differ from those followed by U.S. domestic companies pursuant to NYSE American listing standards in the following manner, although the Company does not believe such differences to be particularly significant:

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

The Company did not have any mines in the United States during the fiscal year ended December 31, 2020.

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2020 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

INCORPORATION BY REFERENCE

Exhibits 99.5, 99.6 and 99.7 to this annual report on Form 40-F for the year ended December 31, 2020 are incorporated by reference into the Registration Statement on Form F-10 (Commission File No. 333-239109) of the Company.

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

Date: March 26, 2021	GALIANO GOLD INC. By: /s/ Fausto Di Trapani Fausto Di Trapani EVP & Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.5	Annual Information Form of the Company for the year ended December 31, 2020

99.6	Audited Consolidated Financial Statements for the years ended December 31, 2020 and 2019, and the notes thereto

99.7	Management's Discussion and Analysis for the years ended December 31, 2020 and 2019

99.8	Consent of KPMG LLP

99.9	Consent of Jonathan Hudson

99.10	Consent of Glenn Bezuidenhout

99.11	Consent of Jeffrey Coffin

99.12	Consent of Desmond Mossop

99.13	Consent of Jeffrey Stevens

99.14	Consent of Godknows Njowa

99.15	Consent of Malcolm Titley

99.16	Consent of Fanie Coetzee

99.17	Consent of David Michael Begg

101	Interactive Data File.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document