Form 40-F
period 2021-12-31
Galiano Gold Inc.
filed 2022-03-30
CIK 1377757

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021	Commission File Number: 001-33580

GALIANO GOLD INC.

(Exact name of Registrant as specified in its charter)

British Columbia	1040	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

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

Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of the close of the period covered by the annual report: 224,943,453 Common Shares as of December 31, 2021

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

Auditor Firm ID: 85	Auditor Name: KPMG LLP	Auditor Location: Vancouver, Canada

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

PRINCIPAL DOCUMENTS

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

  the Company's Annual Information Form for the year ended December 31, 2021;

  the Company's Audited Consolidated Financial Statements for the years ended December 31, 2021 and 2020, and the notes thereto; and

  the Company's Management Discussion and Analysis for the years ended December 31, 2021 and 2020.

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

Forward-looking statements include, but are not limited to, statements with respect to:

  the future price of gold;

  the operating plans for the Asanko Gold Mine (“AGM”) under the joint venture between the Company and Gold Fields (“JV”);

  the estimation of Mineral Resources;

  the reinstatement of Mineral Reserve estimates;

  the timing and amount of estimated future production from the AGM, including production rates and gold recovery;

  operating costs with respect to the operation of the AGM;

  capital expenditures that are required to sustain and expand mining activities;

  the timing, costs and project economics associated with the JV’s development plans for the AGM;

  the availability of capital to fund the JV’s expansion plans and to fund the Company’s contributions to the JV’s development plans;

  estimates regarding the AGM’s consumption of key reagents, consumables, critical spares and diesel fuel;

  the ability of the AGM to maintain current inventory levels;

  the impact of COVID-19 (“COVID-19”) and other infectious diseases on the Company’s and the AGM’s operations;

  the timing of the development of new deposits;

  success of exploration activities;

  permitting timelines;

  hedging practices;

  currency exchange rate fluctuations;

  requirements for additional capital;

  government regulation of mining operations;

  environmental risks and remediation measures;

  unanticipated reclamation expenses;

  title disputes or claims; and

  limitations on insurance coverage.

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

  the ability of the AGM to continue to operate, produce and ship doré from the AGM site to be refined during the COVID-19 pandemic or any other infectious disease outbreak;

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

Readers are advised to carefully review and consider the risk factors identified in the Company's Annual Information Form ("AIF") under the heading "Risk Factors" and in the other documents incorporated by reference herein for a discussion of the factors that could cause the Company's actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. These risks include, but are not limited to:

  the AGM does not currently have any estimated mineral reserves nor a Life of Mine (“LOM”) plan, and it is not a certainty that estimated mineral reserves or a LOM plan will be declared in the future, or that such estimated mineral reserves will be able to be economically exploited by the JV;

  the Company may not be able to ascertain the cause of the decreased gold recoveries at the AGM or rectify this recovery rate economically or at all, which may result in the Company being required to suspend its activities at the AGM;

  the Company may not be able to restart mining activities at the AGM on the timeline currently anticipated, or at all;

  the value of the JV’s Mineral Resources and the outlook for profitable mining from its operations is dependent on continued strong gold prices, and achieving planned production rates and LOM costs per ounce to mine and produce gold. Gold prices are historically volatile and gold can be subject to long periods of depressed prices;

  the estimation of Mineral Resources is a subjective process, the accuracy of which is a function of the quantity and quality of available data and the assumptions made and judgments used in the engineering and geological interpretation of that data and such assumptions and judgment, which may prove unreliable or mistaken. The JV’s estimates of Mineral Resources may be subject to revision based on various factors, some of which are beyond its control;

  mining risks which affect all companies in the industry to different degrees include the impact and cost of compliance with environmental regulations and the actions of mining opposition groups, adverse changes in mining and reclamation laws and compliance with increasingly complex health and safety rules;

  other general and specific risks detailed from time-to-time in the Company’s quarterly filings, AIFs, annual reports and annual filings with Canadian securities regulators and those which are discussed below; and

  the risk factors described in our AIF under the heading “Risk Factors” that is incorporated by reference into this annual report.

Readers are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive and it is recommended that readers consult the more complete discussion of the Company's business, financial condition and prospects that is included in the Company's AIF, and in other documents incorporated by reference herein. The forward-looking statements contained in this annual report are made as of the date hereof and, accordingly, are subject to change after such date.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report are in United States dollars. The exchange rate of United States dollars into Canadian dollars on December 31, 2021, based upon the rate published by the Bank of Canada, was U.S.$1.00=CAD$1.2678. The exchange rate of United States dollars into Canadian dollars, on March 28, 2022, based upon the rate as published by the Bank of Canada, was U.S.$1.00=CAD$1.2541.

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

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2021, our disclosure controls and procedures, as defined in Rule 13a-15(e), were effective. See "Internal Control" on pages 31-32 of Exhibit 99.7, Management's Discussion and Analysis of the Company.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued in 2013 by The Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2021.  There have been no changes in the Company's internal control over financial reporting during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

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

ATTESTATION REPORT OF
REGISTERED PUBLIC ACCOUNTING FIRM

The Company is an "emerging growth company", as defined in Section 3(a) of the Exchange Act, as amended by the Jumpstart Our Business Startups Act.  Accordingly, it is not required to provide, and has not provided, an attestation report of the Company's independent registered public accounting firm on the Company's internal control over financial reporting as at December 31, 2021.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate audit fees billed to the Company by KPMG LLP ("KPMG") in its capacity as the Company's independent registered public accounting firm totalled CAD$428,000 for the year ended December 31, 2021 and CAD$475,214 for the year ended December 31, 2020.

Audit-Related Fees

No audit-related fees were billed to the Company by KPMG for the years ended December 31, 2021 and 2020.

Tax Fees

No tax fees were billed to the Company by KPMG for the years ended December 31, 2021 and 2020.

Other Fees

No other fees were billed to the Company by KPMG for the years ended December 31, 2021 and 2020.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The disclosures provided under "Commitments" on page 22 of Exhibit 99.7, Management's Discussion and Analysis, is incorporated by reference herein.

CODE OF BUSINESS CONDUCT AND ETHICS

Adoption of Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics (the "Code of Ethics") for all its directors, executive officers and employees. The text of the Code of Ethics is posted on the Company's website at: https://www.galianogold.com/corporate/governance/default.aspx.

Amendments or Waivers

During the fiscal year ended December 31, 2021, the Company did not substantively amend, waive or implicitly waive any provision of the Code of Ethics with respect to any of the directors, executive officers or employees subject to it.

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

A copy of the Company's Corporate Governance Manual is available on the Company's website at https://www.galianogold.com/corporate/governance/default.aspx. In addition, the Company is required by National Instrument 58-101 of the Canadian Securities Administrators, Disclosure of Corporate Governance Practices, to describe its practices and policies with regard to corporate governance in management information circulars that are furnished to the Company's shareholders in connection with annual meetings of shareholders.

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

The Company did not have any mines in the United States during the fiscal year ended December 31, 2021.

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2021 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

INCORPORATION BY REFERENCE

Exhibits 99.5, 99.6 and 99.7 to this annual report on Form 40-F for the year ended December 31, 2021 are incorporated by reference into the Registration Statement on Form F-10 (Commission File No. 333-239109) of the Company.

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

Date: March 29, 2022	GALIANO GOLD INC.

	By:	/s/ Fausto Di Trapani
Fausto Di Trapani EVP & Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.5	Annual Information Form of the Company for the year ended December 31, 2021

99.6	Audited Consolidated Financial Statements for the years ended December 31, 2021 and 2020, and the notes thereto

99.7	Management's Discussion and Analysis for the years ended December 31, 2021 and 2020

99.8	Consent of KPMG LLP

99.9	Consent of Richard Miller

99.10	Consent of Greg Collins

99.11	Consent of Eric Chen

99.12	Consent of Alan Eslake

99.13	Consent of Mario E. Rossi

99.14	Consent of Malcolm Titley

99.15	Consent of Benoni Owusu Ansah

101	Interactive Data File

101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)