Form 40-F
period 2022-12-31
Galiano Gold Inc.
filed 2023-03-29
CIK 1377757

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022  Commission File Number: 001-33580

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

Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of the close of the period covered by the annual report:  224,943,453 Common Shares as of December 31, 2022

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).

☐

INTRODUCTORY INFORMATION

In this annual report, references to the "Company" or "Galiano" mean Galiano Gold Inc. and its subsidiaries, unless the context suggests otherwise.  The company changed its name from Asanko Gold Inc. to Galiano Gold Inc. effective April 30, 2020.

Galiano is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on Form 40-F pursuant to the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the "SEC") and Canadian securities regulators.  The equity securities of the Company are exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 of the Exchange Act.

Unless otherwise indicated, all amounts in this annual report are in US dollars and all references to "$" mean US dollars.  Except as may be expressly indicated herein, information on the Company's website is not incorporated herein by reference.

PRINCIPAL DOCUMENTS

The following documents that are filed as exhibits 99.5, 99.6 and 99.7 to this annual report are incorporated by reference herein:

  the Company's Annual Information Form for the year ended December 31, 2022;
  the Company's Audited Consolidated Financial Statements for the years ended December 31, 2022 and 2021, and the notes thereto; and
  the Company's Management's Discussion and Analysis for the years ended December 31, 2022 and 2021.

The Company's Audited Consolidated Financial Statements that are incorporated by reference into this annual report have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB").

Our independent registered public accounting firm is KPMG LLP, Vancouver, British Columbia, Canada, Auditor Firm ID: 85.

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

Forward-looking statements include, but are not limited to, statements with respect to:

  the future price of gold;

  the operating plans for the Asanko Gold Mine ("AGM" under the joint venture arrangement ("JV") between the Company and Gold Fields;

  the estimation of mineral reserves and mineral resources;

  the timing and amount of estimated future production from the AGM, including production rates and gold recovery;

  operating costs with respect to the operation of the AGM;

  plans to re-start mining operations;

  operating costs with respect to the operation of the AGM;

  capital expenditures that are required to sustain and expand mining activities;

  the timing, costs and project economics associated with the JV's development plans for the AGM;

  estimates regarding the AGM's consumption of key reagents, consumables, critical spares and diesel fuel;

  cost savings due to the initiative to review and improve the AGM's supply chain and procurement processes over the life of mine;

  the availability of capital to fund the JV's expansion plans and to fund the Company's contributions to the JV's development plans;

  any additional work programs to be undertaken by the Company;

  longer-term costs savings and a more streamlined and efficient operation going forward resulting from a workforce restructuring;

  interpretation of the metallurgical testing results received to date and alignment with the metallurgical recovery model;

  the optimization of the AGM's plant performance;

  performance of stockpiled ore above management's forecast;

  the next stage of the Company's drilling efforts;

  the timing of the development of new deposits;

  the ability of the AGM to maintain current inventory levels;

  the timing of the development of new deposits;

  success of exploration activities;

  permitting timelines;

  hedging practices;

  currency exchange rate fluctuations;

  requirements for additional capital;

  operating cash flows;

  government regulation of mining operations;

  environmental risks and remediation measures;

  expected timing for implementation of the Global Industry Standard on Tailings Management;

  advancement and implementation of the Company's climate change adaptation plan and related energy efficient initiatives;

  alignment with International Council on Mining and Metals' Mining Principles;

  unanticipated reclamation expenses;

  changes in accounting policies;

  higher mined grades than plant feed grades;

  title disputes or claims; and

  limitations on insurance coverage.

The timing or magnitude of the events implied by these forward-looking statements, are inherently risky and uncertain.

Key assumptions upon which the Company's forward-looking statements are based, include the following:

  the ability of the AGM to continue to operate, produce and ship doré from the AGM site to be refined during COVID-19 or any other infectious disease outbreak;

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

  the value of the JV's Mineral Reserves and Mineral Resources and the outlook for profitable mining from its operations is dependent on continued strong gold prices, and achieving planned production rates and LOM costs per ounce to mine and produce gold. Gold prices are historically volatile and gold can be subject to long periods of depressed prices;

  the estimation of Mineral Reserves and Mineral Resources is a subjective process, the accuracy of which is a function of the quantity and quality of available data and the assumptions made and judgments used in the engineering and geological interpretation of that data and such assumptions and judgment, which may prove unreliable or mistaken. The JV's estimates of Mineral Reserves and Mineral Resources may be subject to revision based on various factors, some of which are beyond its control;

  mining risks which affect all companies in the industry to different degrees include the impact and cost of compliance with environmental regulations and the actions of mining opposition groups, adverse changes in mining and reclamation laws and compliance with increasingly complex health and safety rules;

  other general and specific risks detailed from time-to-time in the Company's quarterly filings, AIFs, annual reports and annual filings with Canadian securities regulators and the SEC and those which are discussed below; and

  the risk factors described in our AIF under the heading "Risk Factors" that is incorporated by reference into this annual report.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report are in United States dollars. The exchange rate of United States dollars into Canadian dollars on December 31, 2022, based upon the rate published by the Bank of Canada, was US$1.00 = CAD$1.3544. The exchange rate of United States dollars into Canadian dollars, on March 27, 2023, based upon the rate as published by the Bank of Canada, was US$1.00 = CAD$1.3682.

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

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2022, our disclosure controls and procedures, as defined in Rule 13a-15(e), were effective. See “13. Internal Control” of Exhibit 99.7, Management’s Discussion and Analysis of the Company.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued in 2013 by The Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2022. There have been no changes in the Company's internal control over financial reporting during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management is responsible for designing, establishing and maintaining a system of internal control over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with IFRS as issued by the IASB. The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual financial statements. Management reviewed the results of their assessment with the Company's Audit Committee.

There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal control can change with circumstances. The Company has paid particular attention to segregation of duties surrounding its internal control over financial reporting. However, "ideal" segregation of duties is not always feasible as the Company has limited staff resources. This risk is mitigated by management and Board review where appropriate. At the present time, the Company will continue to rely on review procedures to detect potential misstatements in reporting of material to the public.

The Company's management, including the CEO and CFO, believe that any internal control over financial reporting, including those systems determined to be effective and no matter how well conceived and operated, have inherent limitations and can provide only reasonable, not absolute, assurance that the objectives of the control system are met with respect to financial statement preparation and presentation. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ATTESTATION REPORT OF
REGISTERED PUBLIC ACCOUNTING FIRM

The Company is an "emerging growth company", as defined in Section 3(a) of the Exchange Act, as amended by the Jumpstart Our Business Startups Act.  Accordingly, it is not required to provide, and has not provided, an attestation report of the Company's independent registered public accounting firm on the Company's internal control over financial reporting as of December 31, 2022.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company's Board of Directors has established a separately-designated Audit Committee of the Board in accordance with section 3(a)(58)(A) of the Exchange Act and section 802(B)(2) of the NYSE American Company Guide.

The Company's Audit Committee comprises three directors that the Board of Directors have determined are independent as determined under each of Rule 10A-3 under the Exchange Act and Section 803(A) of the NYSE American Company Guide and financially sophisticated:

• Greg Martin (Chair)

• Gordon Fretwell

• Judith Mosely

AUDIT COMMITTEE FINANCIAL EXPERT

The Company's Board of Directors has determined that Greg Martin, the Chair of the Audit Committee of the Board, is an audit committee financial expert (as that term is defined in Item 407 of Regulation S-K under the Exchange Act) and is independent, as that term is defined under the NYSE American Company Guide. The SEC has indicated that the designation of Greg Martin as an audit committee financial expert does not make him an "expert" for any purpose, impose any duties, obligations or liabilities on him that are greater than those imposed on members of the audit committee and the Board of Directors who do not carry this designation or affect the duties, obligations or liabilities of any other member of the Audit Committee or the Board of Directors.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included under the heading "Audit Committee, Code of Ethics, Accountant Fees and Exemptions - Audit Fees" in Galiano's Annual Information Form for the fiscal year ended December 31, 2022, filed as Exhibit 99.5 to this Annual Report on Form 40-F.

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

CASH REQUIREMENTS

The required disclosure is included under the headings "Liquidity and capital resources" and "Commitments" in Galiano's Management's Discussion and Analysis for the year ended December 31, 2022, filed as Exhibit 99.7 to this Annual Report on Form 40-F.

CODE OF BUSINESS CONDUCT AND ETHICS

Adoption of Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics within the meaning of Form 40-F (the "Code of Ethics") for all its directors, executive officers and employees. The text of the Code of Business Conduct and Ethics is posted on the Company's website at: https://www.galianogold.com/corporate/governance/default.aspx.

Amendments or Waivers

During the fiscal year ended December 31, 2022, the Company did not substantively amend, waive or implicitly waive any provision of the Code of Business Conduct and Ethics with respect to any of the directors, executive officers or employees subject to it.

If any amendment to the Code of Ethics is made, or if any waiver from the provisions thereof is granted, Galiano may elect to disclose the information about such amendment or waiver required by Form 40-F to be disclosed, by posting such disclosure on the Company's website, which may be accessed at www.galianogold.com.

NYSE AMERICAN STATEMENT OF GOVERNANCE DIFFERENCES

As a Canadian corporation listed on the NYSE American, the Company is not required to comply with most of the NYSE American corporate governance standards, so long as it complies with Canadian corporate governance practices. In order to claim such an exemption, however, the Company must disclose the significant difference between its corporate governance practices and those required to be followed by U.S. domestic companies under the NYSE American's corporate governance standards. The Company has included a description of such significant differences in corporate governance practices on its website, which may be accessed at www.galianogold.com.

MINE SAFETY DISCLOSURE

Not applicable.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2022 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

INCORPORATION BY REFERENCE

Exhibits 99.5, 99.6 and 99.7 to this annual report on Form 40-F for the year ended December 31, 2022 are incorporated by reference into the Registration Statement on Form F-10 (Commission File No. 333-268945) of the Company.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises, or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company has previously filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file this annual report on Form 40-F arises.

Any change to the name or address of the Company's agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Company.

EXHIBITS

Exhibit Number	Exhibit Description

99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.5	Annual Information Form of the Company for the year ended December 31, 2022

99.6	Audited Consolidated Financial Statements for the years ended December 31, 2022 and 2021, and the notes thereto

99.7	Management's Discussion and Analysis for the years ended December 31, 2022 and 2021

99.8	Consent of KPMG LLP

99.9	Consent of Robert McCarthy

99.10	Consent of Glen Cole

99.11	Consent of John Willis

99.12	Consent of Oy Leuangthong

99.13	Consent of Malcolm Titley

99.14	Consent of Anoush Ebrahimi

99.15	Consent of Desmond Mossop

99.16	Consent of Ismail Mahomed

99.17	Consent of Faan Coetzee

99.18	Consent of Mitch Hanger

101	Interactive Data Files

101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2023	GALIANO GOLD INC.

	By:	/s/ Matthew Freeman
Matthew Freeman EVP & Chief Financial Officer