Form 40-F
period 2023-12-31
Galiano Gold Inc.
filed 2024-03-26
CIK 1377757

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023	Commission File Number: 001-33580

GALIANO GOLD INC.

(Exact name of Registrant as specified in its charter)

British Columbia	1040	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

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

Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of the close of the period covered by the annual report: 224,972,786 Common Shares as of December 31, 2023

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

Galiano is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on Form 40-F pursuant to the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the "SEC") and Canadian securities regulators. The equity securities of the Company are exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 under the Exchange Act.

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

PRINCIPAL DOCUMENTS

The following documents that are filed as exhibits 99.5, 99.6 and 99.7 to this annual report are incorporated by reference herein:

  the Company's Annual Information Form for the year ended December 31, 2023;

  the Company's Audited Consolidated Financial Statements for the years ended December 31, 2023 and 2022, and the notes thereto; and

  the Company's Management's Discussion and Analysis for the years ended December 31, 2023 and 2022.

The Company's Audited Consolidated Financial Statements that are incorporated by reference into this annual report have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB").

The Company's independent registered public accounting firm is Ernst & Young LLP, Vancouver, British Columbia, Canada, Auditor Firm ID: 1263. The Company changed auditors from KPMG LLP to Ernst & Young LLP during the year ended December 31, 2023.

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

  the future price of gold;

  the Company’s operating plans for the Asanko Gold Mine ("AGM");

  the estimation of Mineral Reserves and Mineral Resources;

  the timing and amount of estimated future production from the AGM, including production rates and gold recovery;

  operating costs with respect to the operation of the AGM;

  capital expenditures that are required to sustain and expand mining activities;

  the meeting of working capital requirements, contractual obligations and other financial commitments as they fall due;

  the timing, costs and project economics associated with the Company's development plans for the AGM;

  estimates regarding the AGM's consumption of key reagents and consumables;

  the mine sequencing of mineral deposits;

  any additional work programs to be undertaken by the Company;

  longer‐term costs savings and a more streamlined and efficient operation going forward resulting from a workforce restructuring;

  interpretation of the metallurgical testing results received to date and alignment with the metallurgical recovery model;

  the optimization of the AGM's plant performance;

  performance of stockpiled ore above management's forecast;

  timing of delivery of higher grade ore from the Abore pit;

  the Company's planned and future drilling programs, including at Abore, Midras South, Nkran, Akwasiso, Gyagyatreso and Kaniago West;

  the timing of the development of new deposits;

  the ability of the AGM to maintain current inventory levels;

  the timing of the development of new deposits;

  success of exploration activities;

  permitting timelines;

  renewal of exploration licenses;

  hedging practices;

  currency exchange rate fluctuations;

  requirements for additional capital;

  operating cash flows;

  government regulation of mining operations;

  environmental risks and remediation measures;

  expected timing for implementation of the Global Industry Standard on Tailings Management;

  advancement and implementation of the Company's sustainability program;

  implementation of the Canadian Sustainability Standards Board’s and SEC's ESG disclosure rules;

  climate change adaptation plan and related energy efficient initiatives;

  alignment with International Council on Mining and Metals' Mining Principles;

  unanticipated reclamation expenses;

  changes in accounting policies and resulting impact on disclosure;

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

  the accuracy of the estimates and assumptions underlying Mineral Reserve and Mineral Resource estimates;

  the Company's ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions;

  the global financial markets and general economic conditions will be stable and prosperous in the future;

  the AGM will not experience any significant uninsured production disruptions that would materially affect revenues and/or its financial condition;

  the ability of the Company to comply with applicable governmental regulations and standards;

  the mining laws, tax laws and other laws in Ghana applicable to the AGM will not change, and there will be no imposition of additional exchange controls in Ghana;

  the success of the Company in implementing its development strategies and achieving its business objectives;

  the Company will have sufficient working capital necessary to sustain its operations on an ongoing basis and the Company will continue to have sufficient working capital to fund its operations; and

  the key personnel of the Company will continue their employment.

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

  the value of the Company's mineral reserves and mineral resources and the outlook for profitable mining from its operations is dependent on continued strong gold prices and achieving planned production rates and LOM costs per ounce to mine and produce gold. Gold prices are historically volatile, and gold can be subject to long periods of depressed prices;

  the estimation of mineral reserves and mineral resources is a subjective process, the accuracy of which is a function of the quantity and quality of available data and the assumptions made and judgments used in the engineering and geological interpretation of that data and such assumptions and judgment, which may prove unreliable or mistaken. The Company's estimates of mineral reserves and mineral resources may be subject to revision based on various factors, some of which are beyond its control;

  operational risks related to operating in Ghana;

  mining risks which affect all companies in the industry to different degrees include the impact and cost of compliance with environmental regulations and the actions of mining opposition groups, adverse changes in mining and reclamation laws and compliance with increasingly complex health and safety rules;

  other general and specific risks detailed from time-to-time in the Company's quarterly filings, AIFs, annual reports and annual filings with Canadian securities regulators and the SEC and those which are discussed in the Company's most recent AIF which is incorporated by reference into this annual report; and
  the risk factors described in our AIF under the heading "Risk Factors" that is incorporated by reference into this annual report.

Readers are further cautioned that the foregoing list of risk factors is not exhaustive and it is recommended that readers consult the more complete discussion of the Company's business, financial condition and prospects that is included in the Company's AIF, and in other documents incorporated by reference herein. The forward-looking statements contained in this annual report are made as of the date hereof and, accordingly, are subject to change after such date.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report are in United States dollars. The exchange rate of United States dollars into Canadian dollars on December 29, 2023, based upon the rate published by the Bank of Canada, was US$1.00 = CAD$1.3226. The exchange rate of United States dollars into Canadian dollars, on March 25, 2024, based upon the rate as published by the Bank of Canada, was US$1.00 = CAD$1.3583.

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

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, our CEO and CFO concluded that, as of December 31, 2023, our disclosure controls and procedures, as defined in Rule 13a-15(e), were effective. See section "13. Internal Control" of Management's Discussion and Analysis for the year ended December 31, 2023, filed as Exhibit 99.7 to this Annual Report on Form 40-F.

It should be noted that while the CEO and CFO believe that Galiano's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Galiano's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued in 2013 by The Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2023. There have been no changes in the Company's internal control over financial reporting during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

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

ATTESTATION REPORT OF
REGISTERED PUBLIC ACCOUNTING FIRM

The Company is an "emerging growth company", as defined in Section 3(a) of the Exchange Act, as amended by the Jumpstart Our Business Startups Act. Accordingly, it is not required to provide, and has not provided, an attestation report of the Company's independent registered public accounting firm on the Company's internal control over financial reporting as of December 31, 2023.

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

The Company's Audit Committee comprises three directors that the Board of Directors have determined are independent as determined under each of Rule 10A-3 under the Exchange Act and Section 803(A) of the NYSE American Company Guide and financially sophisticated:

• Greg Martin (Chair)

• Michael Price

• Judith Mosely

AUDIT COMMITTEE FINANCIAL EXPERT

The Company's Board of Directors has determined that Greg Martin, the Chair of the Audit Committee of the Board, is an Audit Committee financial expert (as that term is defined in Form 40-F) and is independent, as that term is defined under the NYSE American Company Guide. The SEC has indicated that the designation of Greg Martin as an Audit Committee financial expert does not make him an "expert" for any purpose, impose any duties, obligations or liabilities on him that are greater than those imposed on members of the Audit Committee and the Board of Directors who do not carry this designation or affect the duties, obligations or liabilities of any other member of the Audit Committee or the Board of Directors.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included under the heading "Audit Committee, Code of Ethics, Accountant Fees and Exemptions - Audit Fees" in Galiano's Annual Information Form for the fiscal year ended December 31, 2023, filed as Exhibit 99.5 to this Annual Report on Form 40-F.

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

CASH REQUIREMENTS

The required disclosure is included under the headings "Liquidity and capital resources" and "Commitments" in Galiano's Management's Discussion and Analysis for the year ended December 31, 2023, filed as Exhibit 99.7 to this Annual Report on Form 40-F.

CODE OF BUSINESS CONDUCT AND ETHICS

Adoption of Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics within the meaning of Form 40-F (the "Code of Ethics") for all its directors, executive officers and employees. The text of the Code of Business Conduct and Ethics is posted on the Company's website at: https://www.galianogold.com/corporate/governance/default.aspx.

Amendments or Waivers

During the fiscal year ended December 31, 2023, the Company did not substantively amend, waive or implicitly waive any provision of the Code of Business Conduct and Ethics with respect to any of the directors, executive officers or employees subject to it.

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

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2023 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

INCORPORATION BY REFERENCE

Exhibits 99.5, 99.6 and 99.7 to this annual report on Form 40-F for the year ended December 31, 2023 are incorporated by reference into the Registration Statement on Form F-10 (Commission File No. 333-268945) of the Company, and to be a part thereof from the date on which this annual report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

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

EXHIBITS

Exhibit Number	Exhibit Description

97.1	Clawback Policy

99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.5	Annual Information Form of the Company for the year ended December 31, 2023

99.6	Audited Consolidated Financial Statements for the years ended December 31, 2023 and 2022, and the notes thereto

99.7	Management's Discussion and Analysis for the years ended December 31, 2023 and 2022

99.8	Consent of Ernst & Young LLP

99.9	Consent of KPMG LLP

99.10	Consent of Robert McCarthy

99.11	Consent of Glen Cole

99.12	Consent of John Willis

99.13	Consent of Oy Leuangthong

99.14	Consent of Malcolm Titley

99.15	Consent of Anoush Ebrahimi

99.16	Consent of Desmond Mossop

99.17	Consent of Ismail Mahomed

99.18	Consent of Faan Coetzee

99.19	Consent of Mitch Hanger

101	Interactive Data Files

101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2024	GALIANO GOLD INC.

	By:	/s/ Matthew Freeman
Matthew Freeman
EVP & Chief Financial Officer