Form 40-F
period 2024-12-31
Galiano Gold Inc.
filed 2025-03-17
CIK 1377757

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024	Commission File Number: 001-33580

GALIANO GOLD INC.

(Exact name of Registrant as specified in its charter)

British Columbia	1040	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

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

Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of the close of the period covered by the annual report:  257,077,946 Common Shares as of December 31, 2024

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

☐

INTRODUCTORY INFORMATION

In this annual report, references to the "Company" or "Galiano" or "our" mean Galiano Gold Inc. and its subsidiaries, unless the context suggests otherwise.  The company changed its name from Asanko Gold Inc. to Galiano Gold Inc. effective April 30, 2020.

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

PRINCIPAL DOCUMENTS

The following documents that are filed as exhibits 99.5, 99.6 and 99.7 to this annual report are incorporated by reference herein:

  the Company's Annual Information Form for the year ended December 31, 2024;

  the Company's Audited Consolidated Financial Statements for the years ended December 31, 2024 and 2023, and the notes thereto; and

  the Company's Management's Discussion and Analysis for the years ended December 31, 2024 and 2023.

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

  the future price of gold;

  the Company's operating plans for the Asanko Gold Mine ("AGM");

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

  the timing, costs and project economics associated with the Company's development plans for the AGM, including the timing of the commissioning of the secondary crushing circuit;

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

  timing of delivery of higher grade ore from the Abore and Esaase deposits and the effects of such on gold production levels;

  the Company's planned and future drilling programs;

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

  implementation of the Canadian Sustainability Standards Board's disclosure rules;

  climate change adaptation plan and related energy efficient initiatives;

  alignment with International Council on Mining and Metals' Mining Principles;

  unanticipated reclamation expenses;

  changes in accounting policies and resulting impact on disclosures;

  higher mined grades than plant feed grades;

  title disputes or claims; and

  limitations on insurance coverage.

The timing or magnitude of the events implied by these forward-looking statements, are inherently risky and uncertain.

Key assumptions upon which the Company's forward-looking statements are based, include the following, among others:

  the price of gold will not decline significantly or for a protracted period of time;

  the accuracy of the estimates and assumptions underlying mineral reserve and mineral resource estimates;

  the Company's ability to raise sufficient funds from future equity financings or debt facilities to support its operations, and general business and economic conditions;

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

  the value of the Company's mineral reserves and mineral resources and the outlook for profitable mining from its operations is dependent on continued strong gold prices and achieving planned production rates and life of mine costs per ounce to mine and produce gold. Gold prices are historically volatile, and gold can be subject to long periods of depressed prices;

  the estimation of mineral reserves and mineral resources is a subjective process, the accuracy of which is a function of the quantity and quality of available data and the assumptions made and judgments used in the engineering and geological interpretation of that data and such assumptions and judgment may prove unreliable or mistaken. The Company's estimates of mineral reserves and mineral resources may be subject to revision based on various factors, some of which are beyond its control;

  operational risks related to operating in Ghana;

  mining risks which affect all companies in the industry to different degrees include the impact and cost of compliance with environmental regulations and the actions of mining opposition groups, adverse changes in mining and reclamation laws and compliance with increasingly complex health and safety rules; and

  other general and specific risks detailed from time-to-time in the Company's quarterly filings, annual reports and annual filings with the SEC, and the risk factors described in our AIF under the heading "Risk Factors" that is incorporated by reference into this annual report.

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

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted to prepare the documents incorporated by reference in this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company's audited consolidated financial statements are prepared in accordance with IFRS as issued by the IASB. IFRS differs in certain respects from U.S. GAAP and from practices prescribed by the SEC. Therefore, the Company's historic financial statements and the financial statements incorporated by reference in this annual report may not be comparable to financial statements prepared in accordance with U.S. GAAP.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report are in United States dollars. The exchange rate of United States dollars into Canadian dollars on December 31, 2024, based upon the rate published by the Bank of Canada, was US$1.00 = CAD$1.4389. The exchange rate of United States dollars into Canadian dollars, on March 14, 2025, based upon the rate as published by the Bank of Canada, was US$1.00 = CAD$1.4388.

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

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, our CEO and CFO concluded that, as of December 31, 2024, our disclosure controls and procedures, as defined in Rule 13a-15(e), were effective. See section "13. Internal Control" of Management's Discussion and Analysis for the year ended December 31, 2024, filed as Exhibit 99.7 to this Annual Report on Form 40-F.

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

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued in 2013 by The Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2024. There have been no changes in the Company's internal control over financial reporting during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. As the Company was the manager and operator of the AGM joint venture prior to the Company acquiring a controlling interest in the AGM as of March 4, 2024, the consolidation of the AGM's financial results commencing on March 4, 2024 did not have a material impact on the Company's internal control over financial reporting.

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

ATTESTATION REPORT OF
REGISTERED PUBLIC ACCOUNTING FIRM

The Company is an "emerging growth company", as defined in Section 3(a) of the Exchange Act, as amended by the Jumpstart Our Business Startups Act.  Accordingly, it is not required to provide, and has not provided, an attestation report of the Company's independent registered public accounting firm on the Company's internal control over financial reporting as of December 31, 2024.

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

•      Judith Mosely

•      Navin Dyal

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included under the heading "Audit Committee, Code of Ethics, Accountant Fees and Exemptions - Audit Fees" in Galiano's AIF for the fiscal year ended December 31, 2024, filed as Exhibit 99.5 to this Annual Report on Form 40-F.

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

CASH REQUIREMENTS

The required disclosure is included under the headings "Liquidity and capital resources" and "Commitments" in Galiano's Management's Discussion and Analysis for the years ended December 31, 2024 and 2023, filed as Exhibit 99.7 to this Annual Report on Form 40-F.

CODE OF BUSINESS CONDUCT AND ETHICS

Adoption of Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics within the meaning of Form 40-F (the "Code of Ethics") for all its directors, executive officers and employees. The text of the Code of Business Conduct and Ethics is posted on the Company's website at: https://www.galianogold.com/corporate/governance/default.aspx.

Amendments or Waivers

During the fiscal year ended December 31, 2024, the Company did not substantively amend, waive or implicitly waive any provision of the Code of Business Conduct and Ethics with respect to any of the directors, executive officers or employees subject to it.

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

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2024 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

EXHIBITS

Exhibit Number	Exhibit Description

97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 to the Annual Report on Form 40-F of the Company for the fiscal year ended December 31, 2023, filed on March 26, 2024 (File No. 1-33580))

99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.5	Annual Information Form of the Company for the year ended December 31, 2024

99.6	Audited Consolidated Financial Statements for the years ended December 31, 2024 and 2023, and the notes thereto

99.7	Management's Discussion and Analysis for the years ended December 31, 2024 and 2023

99.8	Consent of Ernst & Young LLP

99.9	Consent of Robert McCarthy

99.10	Consent of Glen Cole

99.11	Consent of John Willis

99.12	Consent of Oy Leuangthong

99.13	Consent of Malcolm Titley

99.14	Consent of Anoush Ebrahimi

99.15	Consent of Desmond Mossop

99.16	Consent of Ismail Mahomed

99.17	Consent of Faan Coetzee

99.18	Consent of Mitch Hanger

99.19	Consent of Richard Miller

99.20	Consent of Eric Chen

99.21	Consent of Ertan Uludag

101	Interactive Data Files

101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2025	GALIANO GOLD INC.

By: /s/ Matthew Freeman Matthew Freeman EVP & Chief Financial Officer