Form 40-F
period 2025-12-31
Galiano Gold Inc.
filed 2026-03-12
CIK 1377757

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025	Commission File Number: 001-33580

GALIANO GOLD INC.

(Exact name of Registrant as specified in its charter)

British Columbia	1040	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

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

Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of the close of the period covered by the annual report:  259,790,437 Common Shares as of December 31, 2025

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

Unless otherwise indicated, all amounts in this annual report are in United States ("US") dollars and all references to "$" mean US dollars.  Except as may be expressly indicated herein, information on the Company's website is not incorporated herein by reference.

PRINCIPAL DOCUMENTS

The following documents that are filed as exhibits 99.5, 99.6 and 99.7 to this annual report are incorporated by reference herein:

  the Company's Annual Information Form for the year ended December 31, 2025;

  the Company's Audited Consolidated Financial Statements for the years ended December 31, 2025 and 2024, and the notes thereto; and

  the Company's Management's Discussion and Analysis for the years ended December 31, 2025 and 2024.

The Company's Audited Consolidated Financial Statements that are incorporated by reference into this annual report have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB").

The Company's independent registered public accounting firm is Ernst & Young LLP, Vancouver, British Columbia, Canada, PCAOB Audit Firm ID: 1263.

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

  the objective to increase mineral reserves and mineral resources, including any targets for additions to mineral reserves or mineral resources through exploration activities;

  the Company’s vision to grow its business into a sustainable mid-tier producer;

  the potential for future underground mining;

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

  the availability of capital to fund the AGM’s expansion and development plans;

  the focus of future exploration programs;

  any additional work programs to be undertaken by the Company;

  the Company’s planned and future drilling programs, including the timing thereof;

  the timing of fleet mobilization and expectations with respect to volumes mined at the Nkran deposit;

  expectations regarding processing plant milling capacity and milling rates;

  approval by the Government of Ghana of granting certain security to Rand Merchant Bank in respect of the revolving credit facility agreement;

  interpretation of the metallurgical testing results received to date and alignment with the metallurgical recovery model;

  timing of delivery of higher grade ore from the Abore and Esaase deposits and the effects of such on gold production levels;

  the ability of the AGM to maintain current inventory levels;

  the timing of the development of new deposits;

  success of exploration activities;

  renewal of mining and exploration licenses and other permits necessary for mining operations;

  hedging practices;

  currency exchange rate fluctuations;

  central bank interest rate forecast;

  estimate of a legal provision;

  requirements for additional capital;

  operating cash flows;

  government regulation of mining operations;

  regulatory investigations, claims, lawsuits and other proceedings;

  environmental risks and remediation measures;

  advancement and implementation of the Company's sustainability program;

  alignment with International Council on Mining and Metals’ Mining Principles;

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

  the Company will have sufficient working capital necessary to sustain its operations on an ongoing basis; and

  the key personnel of the Company will continue their employment.

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

  the estimation of mineral reserves and mineral resources is a subjective process, the accuracy of which is a function of the quantity and quality of available data and the assumptions made, and judgments used in the engineering and geological interpretation of that data and such assumptions and judgment may prove unreliable or mistaken. The Company’s estimates of mineral reserves and mineral resources may be subject to revision based on various factors, some of which are beyond its control;

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

Readers are further cautioned that the foregoing list of risk factors is not exhaustive, and it is recommended that readers consult the more complete discussion of the Company’s business, financial condition and prospects that is included in the Company’s AIF, and in other documents incorporated by reference herein. The forward-looking statements contained in this annual report are made as of the date hereof and, accordingly, are subject to change after such date.

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

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING
ESTIMATES OF RESERVES AND MEASURED, INDICATED AND INFERRED RESOURCES

Disclosure regarding the Company’s mineral properties, including with respect to mineral reserve and mineral resource estimates included in this annual report, was prepared in accordance with Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to US companies. Accordingly, information contained in this annual report is not comparable to similar information made public by US companies reporting pursuant to SEC disclosure requirements.

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted to prepare the documents incorporated by reference in this annual report in accordance with Canadian disclosure requirements, which are different from those of the US. The Company’s audited consolidated financial statements are prepared in accordance with IFRS as issued by the IASB. IFRS differs in certain respects from US GAAP and from practices prescribed by the SEC. Therefore, the Company’s historic financial statements and the financial statements incorporated by reference in this annual report may not be comparable to financial statements prepared in accordance with US GAAP.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report are in US dollars. The exchange rate of US dollars into Canadian dollars on December 31, 2025, based upon the rate published by the Bank of Canada, was US$1.00 = CAD$1.3706. The exchange rate of US dollars into Canadian dollars, on March 10, 2026, based upon the rate as published by the Bank of Canada, was US$1.00 = CAD$1.3567.

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

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, our CEO and CFO concluded that, as of December 31, 2025, our disclosure controls and procedures, as defined in Rule 13a-15(e), were effective. See section “Internal Control” of the Company’s Management’s Discussion and Analysis for the years ended December 31, 2025 and 2024, filed as Exhibit 99.7 to this Annual Report on Form 40-F.

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

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued in 2013 by The Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2025. There have been no changes in the Company’s internal control over financial reporting during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

ATTESTATION REPORT OF
REGISTERED PUBLIC ACCOUNTING FIRM

The Company is an “emerging growth company”, as defined in Section 3(a) of the Exchange Act, as amended by the Jumpstart Our Business Startups Act. Accordingly, it is not required to provide, and has not provided, an attestation report of the Company’s independent registered public accounting firm on the Company’s internal control over financial reporting as of December 31, 2025.

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

The Company's Audit Committee comprises three directors that the Board of Directors have determined are independent as determined under each of Rule 10A-3 under the Exchange Act and Section 803(A) of the NYSE American Company Guide and financially sophisticated:

•      Greg Martin (Chair)

•      Judith Mosely

•      Navin Dyal

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Greg Martin, the Chair of the Audit Committee of the Board, is an Audit Committee financial expert (as defined in paragraph (8) of General Instruction B to Form 40-F) and is independent, as that term is defined under the NYSE American Company Guide. The SEC has indicated that the designation of Greg Martin as an Audit Committee financial expert does not make him an “expert” for any purpose, impose any duties, obligations or liabilities on him that are greater than those imposed on members of the Audit Committee and the Board of Directors who do not carry this designation or affect the duties, obligations or liabilities of any other member of the Audit Committee or the Board of Directors.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included under the heading “Audit Committee, Code of Ethics, Accountant Fees and Exemptions – Audit Fees” in Galiano’s AIF for the fiscal year ended December 31, 2025, filed as Exhibit 99.5 to this Annual Report on Form 40-F.

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

CASH REQUIREMENTS

The required disclosure is included under the heading “Liquidity and capital resources” in Galiano’s Management’s Discussion and Analysis for the years ended December 31, 2025 and 2024, filed as Exhibit 99.7 to this Annual Report on Form 40-F.

CODE OF BUSINESS CONDUCT AND ETHICS

Adoption of Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics within the meaning of Form 40-F (the "Code of Ethics") for all its directors, executive officers and employees. The text of the Code of Business Conduct and Ethics is posted on the Company's website at: https://www.galianogold.com/corporate/governance/default.aspx.

Amendments or Waivers

During the fiscal year ended December 31, 2025, the Company did not substantively amend, waive or implicitly waive any provision of the Code of Business Conduct and Ethics with respect to any of the directors, executive officers or employees subject to it.

If any amendment to the Code of Ethics is made, or if any waiver from the provisions thereof is granted, Galiano may elect to disclose the information about such amendment or waiver required by Form 40-F to be disclosed, by posting such disclosure on the Company's website, which may be accessed at www.galianogold.com.

NYSE AMERICAN STATEMENT OF GOVERNANCE DIFFERENCES

As a Canadian corporation listed on the NYSE American, the Company is not required to comply with most of the NYSE American corporate governance standards, so long as it complies with Canadian corporate governance practices. In order to claim such an exemption, however, the Company must disclose the significant difference between its corporate governance practices and those required to be followed by US domestic companies under the NYSE American’s corporate governance standards. The Company has included a description of such significant differences in corporate governance practices on its website, which may be accessed at www.galianogold.com.

MINE SAFETY DISCLOSURE

Not applicable.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2025 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

INCORPORATION BY REFERENCE

Exhibits 99.5, 99.6 and 99.7 to this annual report on Form 40-F for the year ended December 31, 2025 are hereby incorporated by reference as exhibits to the Company’s Registration Statement on Form F-10 (Commission File No. 333-288285), and to be a part thereof from the date on which this annual report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

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

EXHIBITS

Exhibit Number	Exhibit Description

97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 to the Annual Report on Form 40-F of the Company for the fiscal year ended December 31, 2023, filed on March 26, 2024 (File No. 1-33580))

99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.5	Annual Information Form of the Company for the year ended December 31, 2025

99.6	Audited Consolidated Financial Statements for the years ended December 31, 2025 and 2024, and the notes thereto

99.7	Management's Discussion and Analysis for the years ended December 31, 2025 and 2024

99.8	Consent of Ernst & Young LLP

99.9	Consent of Robert McCarthy

99.10	Consent of Glen Cole

99.11	Consent of John Willis

99.12	Consent of Oy Leuangthong

99.13	Consent of Malcolm Titley

99.14	Consent of Anoush Ebrahimi

99.15	Consent of Desmond Mossop

99.16	Consent of Ismail Mahomed

99.17	Consent of Faan Coetzee

99.18	Consent of Mitch Hanger

99.19	Consent of Amri Sinuhaji

99.20	Consent of Eric Chen

99.21	Consent of Ertan Uludag

101	Interactive Data Files

101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2026	GALIANO GOLD INC.

By: /s/ Matthew Freeman Matthew Freeman Executive Vice President & Chief Financial Officer